Form 10-K, Exhibit 13
period 1993-12-31
MIDLAND CO
filed 1994-03-29
CIK 66025

MIDLAND ANNUAL REPORT PAGE 2
CHAIRMAN'S LETTER


	Midland's income before cumulative effect of accounting change was $13,105,000, $4.27 per share for 1993 and net income (after cumulative effect of accounting change) was $17,972,000, $5.85 per share, on revenues of $267,667,000. Net income for 1992 was $11,979,000, $3.98 per share, on revenues of $225,504,000. For the fourth quarter of 1993, net income was $2,645,000, $.87 per share, on revenues of $70,848,000. This compares to earnings for the fourth quarter of 1992 of $3,585,000, $1.17 per share, on revenues of $62,533,000.

	Midland's Board of Directors, at its March meeting, approved an increase in the cash dividend paid to shareholders from 50 cents to 54 cents per common share on an annualized basis. This is the seventh consecutive year that Midland's dividend has increased.

	As detailed in Management's Discussion and Analysis on pages 14 and 15, the Company adopted two new accounting standards during 1993 that had a positive impact on the Company's financial statements. The adoption of SFAS 109 resulted in a $4,867,000 reduction in the Company's Federal Income Tax expense in 1993 and SFAS 115 resulted in the Company increasing Shareholders' Equity by approximately $5,659,000.

	The book value of Midland's stock was $44.39 per share as of December 31, 1993 compared to $37.52 at December 31, 1992. As a result of the Company's profitable operations along with the accounting adjustments discussed on pages 14 and 15, Midland's Shareholders' Equity increased approximately $21,527,000 during 1993, a 19% increase. The total assets of The Midland Company continued to grow during 1993 as they reached a record level of $435,598,000.

	American Modern Home Group (AMHG), the Company's insurance subsidiary reported another record year. Net premiums written increased 26% from 1992 to 1993 while net underwriting income increased 39% over the same period. This growth is a result of product diversification and growth in existing lines of business. AMHG's combined ratio (the ratio of losses and expenses to premiums earned) was 94% for 1993, a level considered excellent by industry standards. This compares to the estimated industry average of 109.2% and is lower than the 94.6% reported by AMHG for 1992.

	American Modern Home Group was able to produce these record numbers even though we participated in heavy losses caused by the severe storm that struck the eastern portion of the United States in March 1993 and the record flooding which occurred throughout the midwest in July 1993.

	AMHG reached a settlement on California Proposition 103 during September 1993. AMHG had reserved approximately $2,800,000 (net of federal tax) more than the ultimate cost of settlement and, accordingly, this amount was taken into income during the third quarter of 1993.

	We are pleased that American Modern Home Group has once again earned the preferred industry rating of A+ Superior by the A.M. Best Company. This rating is indicative of the financial strength, sound operating philosophies and conservative investment policies of your Company. We have no investments in real estate. The fixed income portfolio


MIDLAND ANNUAL REPORT PAGE 3

 continues to have a weighted quality average of approximately AAA. The market value of the investment portfolio exceeds the cost by approximately $14,588,000. In addition, the portfolio generated over $3,700,000 in realized capital gains during 1993, an increase of approximately 150% over the prior year.

	AMHG remains confident of its future. We continue to grow through expansion in markets that we currently service and through additional product offerings.

	M/G Transport Services, Inc., the Company's inland waterways transportation subsidiary, primarily hauls coal and aggregate on the Ohio and Mississippi rivers and their tributaries. Operating income was significantly improved over 1992 in spite of the adverse effect of the depressed affreigtment rates and excess capacity that exists in the market place. Utilization of the Company's fleet was 81% for 1993. M/G Transport, while encouraged with the increase in operating profits from 1992 to 1993, will continue to look for a niche business that will allow us to take advantage of existing assets and to contribute positively to the profits of The Midland Company.

	Sales for CS Crable Sportswear, Inc., the Company's sportswear division, were comparable to 1992. CS Crable applies embroidery and screen printing processes onto high quality sportswear garments featuring designs of major colleges and universities, many of the professional leagues, golf and life-style themes.

	CS Crable recently signed an exclusive licensing agreement with Pebble Beach to produce and market golf-related products under the name of "Pebble Beach Sportswear by CS Crable." We feel this is a significant new market area for us. CS Crable will continue to pursue other licenses that management believes fit into the Company's plans for the future.

	As we previously announced, CS Crable's new 290,000 square foot office, production and warehouse facility was completed and occupied on May 30, 1993. This new facility has allowed Crable to consolidate all of the functions of this division into one location.

	The Midland Company was saddened by the death of William N. Liggett in February 1993. Mr. Liggett served on Midland's Board of Directors since 1970. Mr. Liggett's impact on The Midland Company will be felt for many years to come. We will miss Bill Liggett, not only as a business associate, but as a true friend.

	The past year was an important and successful year for The Midland Company. Without the support of all those associated with your Company, the successes of 1993 would not have been possible. We continue to be optimistic about the opportunities for the long term growth and profitability of your Company.

	Sincerely yours,



	J. P. Hayden, Jr.
	Chairman

	February 10, 1994
MIDLAND ANNUAL REPORT PAGE 4

OPERATIONS REVIEW


RIVER TRANSPORTATION

	M/G Transport Services, Inc. operates one of the larger inland waterways fleets in the United States. The Company transports primarily coal and aggregate on the Ohio and Mississippi rivers and the tributaries. Transport's fleet consists of 612 open-hopper barges and 13 full-line towboats with 70,800 total horsepower.



SPORTSWEAR

	CS Crable Sportswear, Inc. applies embroidery and screenprinting processes onto high quality sportswear featuring designs of major colleges and universities, the National Football League, golf and life-style themes. The Company maintains its own salesforce for marketing its products throughout the United States. Primary emphasis has been on major department stores, sporting good stores and college bookstores.



INSURANCE

	American Modern Home Group consists of six property and casualty companies and two credit life companies. AMHG is licensed in all 50 states. Traditionally, AMHG has specialized in writing physical damage insurance and related coverage on manufactured housing, but has in recent years expanded its operations to include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck and Excess and Surplus Lines.









MIDLAND ANNUAL REPORT PAGE 5
INSURANCE

	We are pleased to report that the American Modern Home Group, which comprises The Midland Company's insurance operations, turned in a record-setting performance in 1993. Net premiums written increased by more than 26% for the year, and net underwriting income increased over 39%. The Group recorded a 94% combined ratio for the year, which compares most favorably with an estimated industry result of 109.2%. AMHG's combined ratio has been below 100% in six of the last seven years, an outstanding performance record by any measure.

	These results are especially noteworthy in that they were achieved during one of the industry's worst years on record for insured catastrophe losses. American Modern Home sustained nearly $4.8 million in losses on an after-tax basis as a result of the "winter hurricane" which struck the eastern half of the United States in March and, to a lesser extent the record setting Midwest floods of July and August.

	The Company attributes a large portion of its success to our disciplined strategic planning. Dating back to its first formal planning conference in the fall of 1984, American Modern Home has maintained an unwavering commitment to the planning process. As the organization continues along the growth curve, it places particular emphasis on the value of spreading the plan as broadly as possible throughout the organization. The sense of purpose and focus this lends to the organization is, we believe, reflected in the Group's results.

	The results discussed above also benefited from the Company's settlement with the state of California of that state's Proposition 103 voter insurance referendum. AMHG had reserved approximately $2,800,000 (net of taxes) more than the ultimate cost of the settlement. This amount was taken into income in September as negotiations with the state were concluded.

	Consisting of six property and casualty companies and two life companies, the American Modern Home Group continues to position itself for future growth. Significant resources have been allocated for the aggressive expansion of its Financial Services, Commercial Lines and Life Insurance operations. As a sign of its commitment to these areas, the Company has added several key experienced industry professionals to our staff.


THIS PAGE INCLUDES TWO BAR CHARTS WITH THE FOLLOWING DATA. THE FIRST CHART IS OF NET WRITTEN PREMIUMS AND THE SECOND IS TOTAL ASSETS. BOTH ARE FOR 10 YEARS.

	NET WRITTEN PRMIUMS     TOTAL ASSETS

1984            $65,491              $105,049
1985             71,636                 118,026
1986             80,979                 127,695
1987             95,570                 146,285
1988             94,182                 159,703
1989             94,537                 170,135
1990            107,896                 171,734
1991            124,161                 201,929
1992            144,642                 231,360
1993            183,162                 280,669

AMOUNTS IN THOUSANDS.


MIDLAND ANNUAL REPORT PAGE 6

	Renewed emphasis on life insurance operations resulted in a change of name to American Modern Life and the re-domestication of this operation to Ohio. It is also worth noting that Midland created an insurance holding company during the year, to be known as American
Modern Home Group, Inc. This vehicle provides the insurance operations additional means to increase policyholder surplus and support future premium growth.

	American Modern Home has once again earned the preferred industry rating of A+ Superior from the A. M. Best Company. We are deeply committed to and very proud of this rating as it reflects the financial strength and sound operating philosophies of the Company. Of perhaps equal importance, however, is the Company's reputation for delivering quality products supported by superior service. While it may sound trendy to say that AMHG is focused on quality, we believe it to be true. The Company's goal is Excellence, and the process it is pursuing to achieve this goal is continuous improvement. The focus group session pictured at left is but one example of the Company's efforts to get more in touch with its customers' expectations. We view this commitment to quality as an absolute prerequisite to the Company's future success.

	AMHG's investment portfolio continues to be conservatively invested in high quality securities. There are no real estate holdings in the portfolio. The fixed income portfolio maintains a weighted quality average of approximately AAA, and the market value of the overall portfolio exceeds cost by approximately $14,588,000. In 1993, the portfolio generated more than $3,700,000 in capital gains. We believe the security of this portfolio is of paramount importance.

	We would like to express our gratitude to the many business partners who have contributed to our continued success. We have committed ourselves to excellence and believe that we will be successful in earning your continued support. We would also like to thank our staff, for without their dedication, we would not be able to meet our goal of excellence.

THIS PAGE INCLUDES A PHOTO OF A "FOCUS GROUP" CONSISTING OF 6 PEOPLE GATHERED AROUND A CONFERENCE TABLE.


MIDLAND ANNUAL REPORT PAGE 7

PAGE 7 OF THE MIDLAND COMPANY ANNUAL REPORT IS PART OF THE INSURANCE
SECTION AND CONSISTS OF A PICTURE OF A MANUFACTURED HOME. THERE IS ALSO THE FOLLOWING "AMHG HAS ONCE AGAIN EARNED THE PREFERRED INDUSTRY RATING OF
A+ SUPERIOR."
MIDLAND ANNUAL REPORT PAGE 8
M/G TRANSPORT SERVICES, INC.

	M/G Transport Services, Inc., Midland's river transportation division, operates one of the larger inland waterway fleets in the United States. The Company transports coal, aggregate, petroleum coke and miscellaneous dry bulk commodities on the nations inland waterways system.

	M/G Transport's operating income for 1993 was significantly improved over 1992 in spite of the adverse effect of the depressed affreigtment rates and excess capacity that continue to exist within the industry. Because M/G Transport operates primarily in the Ohio River Valley and the lower Mississippi, the severe flooding which affected the midwest during July and August 1993 had a very minor impact on M/G's operating income. M/G's pursuit of export traffic and the increased demand from its utility customers caused the utilization of the Company's fleet increased from 67% in 1992 to 81% for 1993. M/G's fleet consists of 652 barges and 13 full-line boats. In addition, the Company placed covers on approximately 80 barges which has allowed us to diversify into the dry bulk commodity market place.

	Despite these improved operating efficiencies, 1994 will be a very challenging year for M/G Transport. The majority of our fleet will be utilized through both long-term contracts and short-term "spot" moves.
It appears that market conditions will continue to be depressed and, as a result, adversely affect M/G's operating profit for 1994. We will continue to pursue new contracts and investigate new ways to improve operating efficiencies. We believe that we will continue to grow and be profitable in the future.

	Management continues to explore the possibility of future expansion through acquisition of similar or related businesses. We would like to take this opportunity to thank everyone associated with M/G Transport for their continued support.

THIS PAGE ALSO INCLUDES A PHOTO OF A NEW BARGE BEING LAUNCHED.

MIDLAND ANNUAL REPORT PAGE 9

PAGE 9 OF THE MIDLAND ANNUAL REPORT CONSISTS OF A PHOTO OF A MOTOR VESSEL WITH A TOW OF BARGES WITH THE FOLLOWING CAPTION: "THE M/V POLO II PUSHES A COAL TOW DOWN THE OHIO TO ONE OF M/G'S UTILITY CUSTOMERS."

MIDLAND ANNUAL REPORT PAGE 10
CS CRABLE SPORTSWEAR, INC.

	CS Crable applies embroidery and screenprinting processes onto high quality sportswear garments featuring designs of major colleges and universities, many of the professional leagues, golf and life-style themes. The CS Crable label has now come to be recognized as one of the premier sportswear embroidery companies in the United States. In addition, CS Crable's capabilities in screenprinting are also being recognized as being among the best in the industry.

	CS Crable recently signed an exclusive licensing agreement with Pebble Beach to produce and market a complete line of apparel under the name of "Pebble Beach Sportswear by CS Crable." Management is very excited about this exclusive license as it allows us to expand into a much broader category of business with our retail partners and to enter the golf-related markets. This introductory Pebble Beach product line has performed very well in focus groups as well as initial test markets.

	In addition, we continued to expand on current licensing agreements with Major League Baseball, the National Football League and the National Hockey League. We will continue to pursue other licenses, including professional licenses, that management believes fit into the Company's plans for the future.

	CS Crable's new 290,000 square foot office, production and warehouse facility located on 89 acres just outside Cincinnati, was completed and occupied on May 30, 1993. This new facility, pictured on the opposite page, has allowed CS Crable to consolidate all of its functions into one location as well as allow for anticipated growth of this division.

	Sales for CS Crable Sportswear, Inc., the Company's sportswear division, were below management's expectations. The growth in sales did not develop as projected. Sales of CS Crable's "upper-end" products did not experience growth in the cautious economic climate that existed in 1993 and, as a result, our profit margins were adversely effected.

	Management believes that we have taken important steps to improve operating margins in the future. Among these are the ability to improve our sourcing of garments as a result of successfully completing a major import program during 1993. We have increased manufacturing efficiencies by relocating to our new facility.

	The management of CS Crable Sportswear would like to thank our entire staff for their hard work and dedication. In addition, we thank all of our customers for their continued loyalty and we pledge to maintain our philosophy of providing high standards of quality and service.

THIS PAGE ALSO INCLUDES A PHOTO OF FIVE CS CRABLE GARMENTS.

MIDLAND ANNUAL REPORT PAGE 11

PAGE 11 OF THE MIDLAND ANNUAL REPORT IS PART OF THE CS CRABLE SPORTSWEAR SECTION. PAGE 11 INCLUDES A PHOTO OF THE NEW CS CRABLE OFFICE, PRODUCTION AND WAREHOUSE FACILITY ALONG WITH THE FOLLOWING "CS CRABLE SPORTSWEAR CONTINUES TO EXPAND ITS PROFESSIONAL SPORTS AND OTHER LICENSES.
MIDLAND ANNUAL REPORT PAGE13
SELECTED CONSOLIDATED FINANCIAL DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31,
- ------------------------
		 1993            1992         1991         1990         1989
	     -------------------------------------------------------------------

Revenues     $267,667,000    $225,504,000 $202,583,000 $179,856,000 $158,996,000
	     -------------------------------------------------------------------

Net Income   $ 17,972,000(a) $ 11,979,000 $  9,231,000 $  9,989,000 $  9,216,000
	     -------------------------------------------------------------------

Earnings Per
Common Share-
Primary             $5.85(a)        $3.98        $3.02        $3.12        $2.80
	     -------------------------------------------------------------------

Earnings Per
Commons Share-
Fully Diluted       $5.84(a)        $3.87        $2.93        $3.06        $2.75
	     -------------------------------------------------------------------
Marketable
Securities   $224,614,000    $188,531,000 $163,145,000 $138,642,000 $139,205,000
	     -------------------------------------------------------------------

Property,
Plant and
Equipment
(net)        $107,892,000    $ 93,042,000 $ 85,399,000 $ 81,181,000 $ 77,500,000
	     -------------------------------------------------------------------

Total Assets $435,598,000    $359,702,000 $318,101,000 $280,319,000 $275,462,000
	     -------------------------------------------------------------------

Unearned
Insurance
Premiums     $109,652,000    $ 89,732,000 $ 76,963,000 $ 65,872,000 $ 59,114,000
	     -------------------------------------------------------------------

Insurance
Loss
Reserves     $ 37,133,000    $ 23,993,000 $ 22,733,000 $ 19,542,000 $ 21,331,000
	     -------------------------------------------------------------------

Long-Term
Debt         $ 56,522,000    $ 34,801,000 $ 31,730,000 $ 30,670,000 $ 34,963,000
	     -------------------------------------------------------------------

Shareholders'
Equity       $133,110,000    $111,583,000 $101,724,000 $ 93,102,000 $ 90,599,000
	     -------------------------------------------------------------------

Book Value
Per Share          $44.39          $37.52       $33.69       $30.20       $27.88
	     -------------------------------------------------------------------

Dividends Per
Common Share         $.54            $.50         $.46         $.42         $.38
	     -------------------------------------------------------------------

Common Shares
Outstanding     2,999,000       2,974,000    3,019,000    3,082,000    3,250,000
	     -------------------------------------------------------------------

(a)Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective
January 1, 1993.
MIDLAND ANNUAL REPORT PAGE 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE MIDLAND COMPANY AND SUBSIDIARIES
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Reportable Segments
	The Company's operations are classified into four reportable business segments: Insurance, River Transportation, Sportswear and Finance and Other.
A description of these segments and comments with regard to their operations are included below. In addition, please refer to the Chairman's Letter and to the other information on page 4 and pages 5 through 11 of the Annual Report. Such information, including the Quarterly Data presented on page 28, should also be considered a part of this analysis.
	Midland's insurance division consists of six property and casualty companies and two credit life companies operating as American Modern Home Group. AMHG is licensed to write business in all 50 states plus the District of Columbia. The majority of the Company's business is physical damage insurance on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowners insurance policies. Other insurance products include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.
	Midland's river transportation division, M/G Transport Services, Inc., primarily hauls coal, aggregate, petroleum coke and miscellaneous dry bulk commodities on the Ohio and Mississippi rivers and their tributaries. Commodities are hauled under both long-term contracts and "spot" moves.
M/G Transport Services, Inc. currently operates one of the larger fleets on the inland waterways system.
	Midland's sportswear division, CS Crable Sportswear, Inc., purchases basic garments and imprints these garments using embroidery and screenprinting processes. Products are marketed by both company and independent sales representatives located strategically throughout the United States.
	Midland's finance operations have not been significant in recent years, however, the Company continues to maintain a loan receivable portfolio.
Results of Operations
	American Modern Home Group achieved a record level of profitability in 1993. This record setting performance was accomplished after the Company absorbed approximately $4.8 million in after-tax losses from the severe winter storm which devastated the eastern half of the United States and, to a lesser extent, the record setting Midwest floods which occurred in July 1993. The operating performance of this division was enhanced by the settlement of California Proposition 103 which increased after-tax profits by $2.8 million. This division continues to produce excellent underwriting results as evidenced by its combined ratio (the ratio of losses and expenses to premiums earned) of 94% and 94.6% in 1993 and 1992, respectively. These ratios are considered excellentby industry standards.
	The increase in insurance revenues in 1993 and 1992 is due to the growth in the Company's new insurance products which have been introduced in recent years. Insurance claims and policy acquisition costs also increased in 1993 and 1992 due to the overall growth in written premiums.
	River transportation revenues and related operating expenses increased in 1993 primarily due to the addition of a large one year contract with a utility. This contract was not renewed for 1994. Revenues and related expenses decreased in 1992 primarily due to lower revenues on the Company's aggregate hauling business. This reduction in aggregate tonnage in 1992 (and somewhat in 1993) was due to competing product being shipped into the United States from Mexico. The river transportation business continues to be affected by excess capacity in the industry. As the Company has previously announced, M/G Transport has



MIDLAND ANNUAL REPORT PAGE 15

become aware of an investigation by Federal authorities. We believe that this investigation concerns the possible disposal of bilge water and other refuse on various vessels on the Ohio River. M/G is cooperating fully with the investigation, the outcome of which cannot presently be determined.

	Sportswear revenues (and related expenses) experienced significant growth from 1991 to 1992 due to geographic expansion of the Company's sales force.
	This rapid growth in revenues flattened in 1993 due inpart to a contraction in the market for CS Crable's higher priced sportswear.  Operating margins were depressed in 1993 since management had increased its inventory and production capacity in anticipation of continued growth in revenues.  Management believes that the Company can experience moderate growth in revenues in 1994 and the
Company has taken steps to improve its operating margin.
	The revenues and expenses associated with the Company's finance and other operations are not significant and have a relatively minor impact on the
Company's operating margins.
	The Company adopted SFAS 109, "Accounting for Income Taxes," effective
January 1, 1993.  The cumulative effect of adopting SFAS 109 was to increase
1993 income by $4,867,000 and to decrease the deferred federal income tax liability.

Liquidity and Capital Resources
	The Company and its finance subsidiary issue commercial paper, generally below the bank prime borrowing rates, and have $37 million of credit lines available under bank lines at costs not exceeding prime borrowing rates. There was approximately $14.3 million of commercial paper, $11 million of the previously mentioned bank lines and $11 million in other short-term bank borrowings outstanding at December 31, 1993. The Company plans to service existing debt with internally generated funds.

Change in Financial Condition
	Marketable securities increased in 1993 and 1992 primarily as a result of the net earnings and growth of the insurance subsidiaries and the unrealized appreciation in the equity securities portfolio owned by those companies. Also, in 1993, the Company adopted SFAS 115 which increased marketable securities by $8,603,000, increased deferred federal income tax $2,944,000 and increased shareholders' equity $5,659,000.
	The increase in property, plant and equipment in 1993 is primarily attributable to M/G Transport Services, Inc.'s acquisition of 60 barges for approximately $12.5 million and approximately $7.8 million in additional construction costs paid in 1993 for CS Crable Sportswear, Inc.'s new facility. The 1992 increase was the result of M/G Transport Services, Inc.'s acquisition of 38 barges for approximately $7 million, and approximately $4.9 million in construction costs for the CS Crable facility.
	The increase in deferred insurance policy acquisition costs and unearned insurance premiums in 1993 and 1992 is attributable to the growth in the insurance companies' net written premiums which increased 26.6% in 1993 and 16.5% in 1992.
	Notes payable-banks increased in 1992 due primarily to the cash requirements associated with the previously discussed 1992 barge acquisitions as well as the construction costs related to the sportswear division's new office, production and warehouse facility.
	Long-term debt increased in 1993 due to the financing requirements associated with the Company's aforementioned 1993 acquisitions.

Impact of Inflation
	Management does not consider the impact of changing prices to be material in the analysis of the Company's overall operations.


MIDLAND ANNUAL REPORT PAGE 16

CONSOLIDATED BALANCE SHEETS
- ---------------------------

THE MIDLAND COMPANY AND SUBSIDIARIES

December 31,                                       1993              1992
- ------------------------------------           ------------------------------

ASSETS
- ------

Cash                                           $  3,935,000      $  2,238,000


Marketable Securities                           224,614,000       188,531,000


Receivables:

	Accounts receivable                      43,706,000        33,123,000

	Finance receivables
	(including amounts maturing
	after on year)                            5,512,000         3,285,000
					       ------------------------------
		Sub-Total                        49,218,000        36,408,000
					       ------------------------------

	Less allowance for losses                 1,117,000         1,192,000
					       ------------------------------

		Net                              48,101,000        35,216,000
					       ------------------------------

Inventory-Sportswear Division                    15,968,000        13,129,000


Property, Plant and Equipment:

	Original cost                           185,164,000       163,221,000

	Less accumulated depreciation
	and amortization                         77,272,000        70,179,000
					       ------------------------------

		Net                             107,892,000        93,042,000
					       ------------------------------

Deferred Insurance Policy
Acquisition Costs                                33,402,000        25,909,000


Other Assets                                      1,686,000         1,637,000
					       ------------------------------

		Total Assets                   $435,598,000      $359,702,000
					       ==============================


See notes to consolidated financial statements.









MIDLAND ANNUAL REPORT PAGE 17

THE MIDLAND COMPANY AND SUBSIDIARIES
- ------------------------------------
December 31,                                       1993              1992
- ------------------------------------------     ------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY


Notes Payable Within One Year:
	Banks                                  $ 22,000,000      $ 27,000,000

	Commercial Paper                         14,302,000         8,866,000
					       ------------------------------
	Total                                    36,302,000        35,866,000
					       ------------------------------
Accounts Payable-Trade                            5,142,000         5,165,000

Other Payables and Accruals                      37,513,000        36,462,000

Current Portion of Long-Term Debt                 9,412,000         6,915,000

Unearned Insurance Premiums                     109,652,000        89,732,000

Insurance Loss Reserves                          37,133,000        23,993,000

Deferred Federal Income Tax                      20,224,000        22,100,000

Long-Term Debt                                   47,110,000        27,886,000

Shareholders' Equity:
    Common stock (issued and outstanding:
     2,999,000 shares at December 31, 1993
     and 2,974,000 shares at December 31,
     1992 after deducting treasury stock of
     644,000 shares and 668,000 shares,
     respectively)                                  911,000           911,000
	Additional paid-in capital               14,620,000        13,992,000
	Retained earnings                       123,995,000       107,646,000
	Net unrealized gain on marketable
	securities                               11,308,000         5,836,000
	Treasury stock (at cost)                (16,564,000)      (16,802,000)
	Unvested restricted stock awards         (1,160,000)             --
					       ------------------------------
		Total                           133,110,000       111,583,000
					       ------------------------------
		Total Liabilities and
		Shareholders' Equity           $435,598,000      $359,702,000
					       ==============================
MIDLAND ANNUAL REPORT PAGE 18
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31,            1993             1992             1991
- -----------------------------   ----------------------------------------------
Revenues:
  Insurance                     $178,577,000     $144,774,000     $123,453,000
  River transportation            53,252,000       47,186,000       56,685,000
  Sportswear                      34,702,000       32,620,000       21,298,000
  Finance and other                1,136,000          924,000        1,147,000
				----------------------------------------------
	   Total                 267,667,000      225,504,000      202,583,000
				----------------------------------------------
Costs and Expenses:
  Insurance claims and policy
   acquisition costs             132,871,000      106,449,000       93,677,000
  Insurance operating and
   administrative expenses        21,203,000       19,195,000       15,559,000
  River transportation
  operating expenses              49,511,000       45,292,000       53,672,000
  Sportswear operating expenses   37,023,000       30,033,000       19,378,000
  Interest expense                 4,144,000        3,739,000        3,797,000
  Other operating and
  administrative expenses          4,662,000        4,791,000        4,177,000
				----------------------------------------------
	   Total                 249,414,000      209,499,000      190,260,000
				----------------------------------------------
Income Before Federal Income
 Tax and Cumulative Effect of
 Accounting Change                18,253,000       16,005,000       12,323,000
Provision For Federal Income Tax   5,148,000        4,026,000        3,092,000
				----------------------------------------------
Income Before Cumulative Effect
 of Accounting Change             13,105,000       11,979,000        9,231,000
Cumulative Effect of Accounting
 Change                            4,867,000            --              --
				----------------------------------------------
Net Income                        17,972,000       11,979,000        9,231,000

Retained Earnings, Beginning
 of Year                         107,646,000       97,156,000       89,332,000
  Cash Dividends Declared         (1,623,000)      (1,489,000)      (1,407,000)
				----------------------------------------------
Retained Earnings, End of Year  $123,995,000     $107,646,000     $ 97,156,000
				==============================================
Primary Earnings Per Share of Common Stock:
  Income Before Cumulative
   Effect of Accounting Change         $4.27            $3.98            $3.02
  Cumulative Effect of Accounting
   Change                               1.58              --              --
				       ---------------------------------------
  Net Income                           $5.85            $3.98            $3.02
				       ---------------------------------------
Fully Diluted Earnings Per Share of Common Stock:
  Income Before Cumulative
   Effect of Accounting Change         $4.26            $3.87            $2.93
  Cumulative Effect of Accounting
   Change                               1.58              --              --
				       ---------------------------------------
  Net Income                           $5.84            $3.87            $2.93
				       ---------------------------------------
Cash Dividends Per Share of
 Common Stock                           $.54             $.50             $.46
				       ---------------------------------------
See notes to consolidated financial statements.

MIDLAND ANNUAL REPORT PAGE 19

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES


Years Ended December 31,                 1993           1992           1991
- ------------------------             ------------------------------------------
Cash Flows from Operating Activities:
  Net Income                         $ 17,972,000   $ 11,979,000   $  9,231,000
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization      10,291,000      9,150,000      8,242,000
    Increase in unearned
     insurance premiums                19,920,000     12,769,000     11,091,000
    Increase in insurance loss
     reserves                          13,140,000      1,260,000      2,880,000
    Decrease (increase) in net
     accounts receivable              (10,658,000)       862,000     (9,203,000)
    Increase in deferred insurance
     policy acquisition costs          (7,493,000)    (3,870,000)    (3,613,000)
    Provision (credit) for deferred
     federal income tax                (4,854,000)      (218,000)      (251,000)
    Increase in inventory-
     Sportswear Division               (2,839,000)    (7,423,000)    (2,467,000)
    Increase (decrease) in accounts
     payable and accruals                 995,000     (1,265,000)    10,586,000
    Decrease (increase) in other assets   (49,000)      (248,000)       250,000
    Other-net                             229,000        (58,000)       194,000
				     ------------------------------------------
	 Net cash provided by
	 operating activities          36,654,000     22,938,000     26,940,000
				     ------------------------------------------
Cash Flows from Investing Activities:
  Purchase of marketable securities   (69,956,000)   (47,624,000)   (68,634,000)
  Sale of marketable securities        52,694,000     27,390,000     48,796,000
  Acquisition of property, plant
   and equipment                      (27,354,000)   (17,608,000)   (12,961,000)
  Increase in cash equivalent
   marketable securities              (15,332,000)    (7,362,000)    (5,101,000)
  Maturity of marketable securities     4,323,000      4,544,000     10,526,000
  Sale of property, plant and equipment 2,912,000        896,000        686,000
  Net decrease (increase) in
   finance receivables                 (2,227,000)     2,209,000      5,676,000
  Acquisition of new business entities,
   net of cash acquired                    --             --         (5,586,000)
				     ------------------------------------------
	Net cash used in
	investing activities          (54,940,000)   (37,555,000)   (26,598,000)
				     ------------------------------------------

Cash Flows from Financing Activities:
  Issuance of long-term debt           31,597,000     10,000,000      7,000,000
  Repayment of long-term debt          (9,061,000)    (6,172,000)    (5,236,000)
  Dividends paid                       (1,590,000)    (1,464,000)    (1,383,000)
  Payment of capitalized
   lease obligations                     (815,000)      (757,000)      (704,000)
  Purchase of treasury stock             (799,000)    (2,654,000)    (2,264,000)
  Increase in net short-term borrowings   436,000     15,298,000      1,524,000
  Issuance of treasury stock              215,000        468,000         27,000
				     ------------------------------------------
	Net cash provided by (used in)
	financing activities           19,983,000     14,719,000     (1,036,000)
				     ------------------------------------------
Net Increase (Decrease) in Cash         1,697,000        102,000       (694,000)
Cash at Beginning of Year               2,238,000      2,136,000      2,830,000
				     ------------------------------------------
Cash at End of Year                  $  3,935,000   $  2,238,000   $  2,136,000
				     ==========================================

Supplemental Disclosures:
The Company paid interest of $4,025,000, $3,568,000 and $3,665,000 and income taxes of $5,215,000, $6,226,000 and $1,825,000 in 1993, 1992 and 1991,
respectively.

See notes to consolidated financial statements.




MIDLAND ANNUAL REPORT PAGE 20





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 1993, 1992 and 1991



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles and reflect practices appropriate to the industries in which they operate. Those policies that affect the more significant elements of the consolidated financial statements are summarized below.
	Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.
	Marketable Securities: Marketable securities are categorized as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common stocks and preferred stocks which do not have redemption provisions). The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993 (also see Note 2). This statement requires securities to be classified as trading, available-for-sale or held-to-maturity. Only those debt securities classified as held-to-maturity are carried at amortized cost, while those debt and equity securities classified as trading or available-for-sale are carried at market value. At December 31, 1993, all debt and equity securities are classified as available-for-sale and are carried at market value. Prior to 1993, debt securities were carried at amortized cost, equity securities held by the insurance subsidiaries were carried at market value, and equity securities held by the parent company were carried at the lower of cost or market value.
	Inventory-The sportswear division's inventory is valued at the lower of cost (using the weighted average method of inventory valuation) or market.
	Property and Depreciation: Property, plant and equipment is stated at cost. Depreciation and amortization are generally calculated using the straight-line method over the estimated useful lives of the properties. Certain properties purchased after 1986 are depreciated on an accelerated basis.
	Federal Income Tax: The Company files a consolidated federal income tax return which includes all subsidiaries.
	Investment tax credits previously allowed on property additions were deferred in the year of tax benefit and are being amortized against future operations over the estimated useful lives of the properties.
	Insurance Income: Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit life premiums are recognized as income over the lives of the policies using the sum of the digits method. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses which are not primarily related to premiums written are expensed as incurred.
	Insurance Losses: Unpaid losses and loss expense include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves include an amount for claim drafts issued but not yet paid.
	Reinsurance Agreements: The Company cedes varying portions of their written premiums to reinsurers and receives a commission on such premiums ceded. Reinsurance contracts do not relieve the Company from its obligations to policyholders and failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses.
	Allowance for Losses: Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover possible future losses.
	Statements of Cash Flows: For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

MIDLAND ANNUAL REPORT PAGE 21

	Futures Contracts: The Company enters into futures contracts to hedge its exposure to price fluctuations on anticipated fuel requirements for the river transportation business. Gains and losses on hedging contracts are deferred and recognized in river transportation operating expenses as part of the fuel cost. Open contracts at December 31, 1993 and 1992 had a contract value of approximately $403,000 and $1,390,000, respectively. Risk arises from the possible decline in the market value of the contracts.
	Proposition 103: California Proposition 103 provided, among other things, that rates for automobile and most other insurance policies issued or renewed between November 8, 1988 and November 9, 1989 be rolled back to the levels of November 8, 1987 and then be reduced by an additional 20%. In 1993, the Company's insurance subsidiaries reached a favorable settlement with the state of California regarding this issue. As a result of the settlement, approximately $2,800,000 (net of federal income tax) was taken into income in 1993 which represented the amount reserved in excess of the agreed upon refunds to our policyholders.
	Reclassifications: Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.

2. MARKETABLE SECURITIES
				      Thousands of Dollars
		     -----------------------------------------------------
				       Gross           Gross
				    Unrealized      Unrealized      Market
       1993            Cost            Gains          Losses         Value
- --------------------------------------------------------------------------
Debt Securities:
  Governments        $ 69,482        $ 3,101           $106        $72,477
  Municipals           61,642          3,475            119         64,998
  Cash Equivalents     45,965            --             --          45,965
  Corporates           10,514            467              4         10,977
		     -----------------------------------------------------
   Total              187,603          7,043            229        194,417
Equity Securities      16,864         11,117            639         27,342
Accrued Interest
  and Dividends         2,855            --             --           2,855
		     -----------------------------------------------------
Total Marketable
  Securities         $207,322        $18,160           $868       $224,614
		     =====================================================

				       Thousands of Dollars
			 -------------------------------------------------
					      Market           Carrying
      1992                  Cost               Value             Value
- --------------------------------------------------------------------------
Debt Securities:
  Governments            $ 71,114            $ 75,200          $ 71,114
  Municipals               51,478              53,514            51,478
  Cash Equivalents         30,633              30,633            30,633
  Corporates                7,774               8,101             7,774
			 -------------------------------------------------
    Total                 160,999             167,448           160,999
			 -------------------------------------------------
Equity Securities:
  Parent Co.                2,097               4,033             2,097
  Insurance Subs.          14,588              22,514            22,514
			 -------------------------------------------------
    Total                  16,685              26,547            24,611
			 -------------------------------------------------
Accrued Interest
  and Dividends             2,921               2,921             2,921
			 -------------------------------------------------
Total Marketable
  Securities             $180,605            $196,916          $188,531
			 =================================================

	Gross unrealized gains and losses on Marketable Securities as of December 31, 1992 were (amounts in 000's):
			    Gains          Losses
			   ----------------------
Debt Securities:
 Governments               $4,238          $  152
 Municipals                 2,079              43
 Corporates                   331               4
			   ----------------------
   Total                   $6,648          $  199
			   ======================
Equity Securities:
 Parent Co.               $ 1,941         $     5
 Insurance Subs.            8,354             428
			  -----------------------
   Total                  $10,295          $  433
			  =======================

	The net unrealized gains and losses on marketable securities carried at market value are included in a valuation allowance in Shareholders' Equity.
In 1992, this valuation allowance also included $916,000 of unrealized gains on appreciated equity securities purchased by the parent company from an insurance subsidiary. The valuation allowance is net of deferred federal income taxes of $5,984,000 in 1993 and $3,006,000 in 1992. As a result of changes in this valuation allowance, Shareholders' Equity increased $5,472,000, $1,556,000 and $3,034,000 in 1993, 1992 and 1991, respectively. Included in the 1993 change in valuation allowance was $5,659,000 which represented the effect of the change in accounting for debt and equity securities (see note 1).

MIDLAND ANNUAL REPORT PAGE 22


	Included in the determination of net income are net realized gains of $3,735,000, $1,510,000 and $631,000 in 1993, 1992 and 1991, respectively. The cost of securities sold is based on specific identification of the securities at the time of sale.
	The cost and approximate market value of debt securities at December 31, 1993, by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).


					       Market
				Cost            Value
			      ------------------------
Debt Securities:
  Under 1 year                $ 52,204        $ 52,347
  1-5 years                    100,328         104,811
  6-10 years                    31,177          33,365
  Over 10 years                  3,894           3,894
			      ------------------------
			      $187,603        $194,417
			      ========================
3. RECEIVABLES
	Accounts receivable at December 31, 1993 and 1992 are generally due within one year and consist of the following (amounts in 000's):

				1993            1992
			       -----------------------
Insurance                      $32,342         $19,517
River Transportation             6,905           8,130
Sportswear                       4,459           5,476
			       -----------------------
	Total                  $43,706         $33,123
			       =======================

4. PROPERTY, PLANT AND EQUIPMENT
	At December 31, 1993 and 1992, property, plant and equipment was comprised of the following (amounts in 000's):

				1993            1992
			     -------------------------
Land                         $   1,256        $    488
Buildings, improvements,
  fixtures, etc.                41,166          27,516
Vessels and barges             134,599         122,193
River transportation equip-
  ment under capital leases      8,143           8,143
Construction-in-progress            --           4,881
			     -------------------------
			       185,164         163,221
Less accumulated depreciation
  and amortization              77,272          70,179
			     -------------------------
	    Total            $ 107,892        $ 93,042
			     =========================

	The 1992 construction-in-progress pertained to the construction costs for CS Crable Sportswear's new office, production and warehouse facility which was completed and occupied in 1993.

5. NOTES PAYABLE TO BANKS
	At December 31, 1993 and 1992, the Company had conventional lines of credit of $37,000,000 and $35,000,000 with commercial banks. The lines of credit in use under these agreements at December 31, 1993 and 1992 were $11,000,000 and $14,000,000, respectively. Borrowings under these lines of credit constitute senior debt. Commitment fees are currently required by the lending institutions regarding these credit agreements.
	Additionally, at December 31, 1993 and 1992, the Company had other short-term bank borrowings outstanding of $11,000,000 and $13,000,000, respectively. These borrowings also constitute senior debt.

6. LONG-TERM DEBT
	Long-term debt at December 31, 1993 and 1992 was comprised of the following issues (amounts in 000's):
						1993         1992
					      --------------------
Equipment and Real Estate Obligations:
 Mortgages:
	9.70%   September 30, 1996             $2,875       $3,375
	9.55    September 30, 1996              2,875        3,375
	9.45    September 30, 1994              2,875        3,375
	9.45    April 1, 1998                     --         2,888
	9.25    March 31, 1993                    --         2,100
	7.22    January 1, 2002                 4,125        4,625
	7.04    March 31, 1998                  1,700        2,100
	6.45    July 1, 2000                    3,610          --
	6.35    December 31, 1998               8,800          --
	5.82    October 31, 1998                6,197          --
	5.74    November 30, 2003               8,956          --
*  Due serially through 1998                    7,735        4,625
** Due serially through 1996                    4,237        4,987
					      --------------------
Capitalized lease obligations                   2,537        3,351
Total equipment and real
  estate obligations                           56,522       34,801
Less current maturities                         9,412        6,915
					      --------------------
      Total                                   $47,110      $27,886
					      ====================

*Interest rate is 1% above LIBOR. ** Rates of interest are 1/4 point below the prime lending rate.

	Equipment and real estate obligations are collateralized by river transportation equipment and real estate with a net book value of approximately $61,000,000.
      The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 1993 (excluding repayments of capitalized lease obligations-see note 12) are:

	1994    $ 8,535,000     1997     $  6,082,000
	1995      6,575,000     1998       12,381,000
	1996      9,528,000



MIDLAND ANNUAL REPORT PAGE 23


	In 1992, the Company entered into an interest rate swap agreement to reduce the impact of changes in interest rates on some of its variable rate long-term obligations. The notional amount declines quarterly at a rate of $250,000 through November 3, 2002. Under terms of the agreement, the Company has agreed to exchange LIBOR-based interest payments for 6.29% fixed rate payments on a declining initial notional amount of $10,000,000. The market risk associated with the agreement is mitigated because decreased interest receipts under the agreement resulting from a decrease in LIBOR are effectively offset by decreased interest payments under the debt obligations.
	The fair value of the mortgages and capitalized lease obligations, estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities, exceeds the carrying value at December 31, 1993 and 1992 by approximately $496,000 and $730,000, respectively.

7. FEDERAL INCOME TAX
	The provision for federal income tax is summarized as follows (amounts in 000's):

			      1993         1992         1991
			     --------------------------------
Current provision            $5,137       $4,244       $3,343
Deferred provision               11         (218)        (251)
			     --------------------------------
    Total                    $5,148       $4,026       $3,092
			     ================================

	The federal income tax provision for the years ended December 31, 1993, 1992 and 1991 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):


			      1993         1992         1991
			     --------------------------------
Federal income tax at
  statutory rate             $6,389       $5,442       $4,190
Tax effect of:
  Tax exempt interest
    and excludable
    dividend income          (1,134)        (943)        (700)
  Increase in statutory
    rate on deferred taxes      357           --          --
  Investment tax credits       (289)        (288)        (290)
  Net life insurance tax
    deductions                 (114)         (78)         (90)
  Other  net                    (61)        (107)         (18)
			     --------------------------------
Provision for federal
  income tax                 $5,148       $4,026       $3,092
			     ================================

	The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993. This statement requires the use of the liability method rather than the deferral method in determining the Company's deferred tax liability. The cumulative effect of adopting SFAS No. 109 on the Company's financial statements was to increase 1993 income by $4,867,000 and to decrease the deferred federal income tax liability.
	Deferred federal income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. Significant components of the Company's net deferred federal income tax liability as of December 31, 1993 are as follows (amounts in 000's):

Deferred Tax Liabilities:
	Accelerated depreciation        $ 14,339
	Deferred insurance policy
	acquisition costs                 11,255
	Unrealized gain on marketable
	  securities                       5,984
	Investment tax credits             1,787
	Other                                446
					--------
	    Sub-total                   $ 33,811
					--------
Deferred Tax Assets:
	Unearned insurance premiums     $  7,194
	Deferred commission income         1,595
	Pension expense                    1,324
	Insurance losses                   1,055
	Other                              2,419
					--------
	    Sub-total                   $ 13,587
					--------
Deferred Federal Income Tax             $ 20,224
					========
8. REINSURANCE ACTIVITY
	The insurance subsidiaries primarily sell mobile home physical damage insurance. Varying portions of written premiums are ceded to reinsurer, and commissions are received on such premiums ceded. Premiums on certain reinsurance assumed are recorded based on records supplied by the ceding companies. Estimated amounts recoverable from reinsurers of approximately $6,220,000 are included in Accounts Receivable at December 31, 1993 and $2,780,000 was netted against Insurance Loss Reserves at December 31, 1992 in the accompanying consolidated balance sheets.



MIDLAND ANNUAL REPORT PAGE 24


	A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows:

				  Thousands of Dollars
		     Direct        Assumed      Ceded           Net
1993                --------------------------------------------------
  Written           $203,577       $14,134    $(37,704)       $180,007
  Earned             180,759        14,624     (31,530)        163,853

1992
  Written           $162,749       $ 6,487    $(25,217)       $144,019
  Earned             146,978         6,822     (20,937)        132,863

1991
  Written           $137,380       $ 6,630    $(18,216)       $125,794
  Earned             127,687         5,636     (18,506)        114,817

	The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1993, 1992 and 1991 were approximately $21,077,000, $6,453,000 and $9,119,000, respectively. At December 31, 1993, reinsurance receivables with a carrying value of approximately $892,000 were associated with a single reinsurer.

9. BENEFIT PLANS
	The Company has pension plans which provide for the payment of annual benefits to substantially all employees upon retirement. The benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.
      Total pension cost was $642,000 in 1993, $518,000 in 1992 and $408,000 in
1991. Included in the above amounts is supplemental pension expense of $138,000 in 1993, $119,000 in 1992 and $88,000 in 1991. These amounts represent expenses accrued for supplemental pension benefits in excess of Internal Revenue Code
Section 415 limitations.
	The following table sets forth the plans' funded status (amounts in 000's):
						  1993          1992
						-------        -------
Actuarial present value of benefit
obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $11,687 in 1993 and $9,942
     in 1992                                    $12,190        $10,294
						-------        -------
   Projected benefit obligation for
     service rendered to date                   $16,120        $13,881
Plan assets at fair value, primarily
  U.S. bonds and listed stocks                   15,537         14,404
						-------        -------
Plan assets in excess of (less than)
  projected benefit obligation                     (583)           523
Unrecognized net asset at January
  1, 1987 being recognized over
  18 years                                       (1,738)        (1,901)
Unrecognized prior service cost                      52            592
Unrecognized net (gain)                            (134)        (1,157)
						-------        -------
Pension liability included in
  Other Payables and Accruals                   $(2,403)       $(1,943)
						=======        =======

	Net pension cost included the following (amounts in 000's):
				       1993       1992      1991
				      ---------------------------
Service cost   benefits
  earned during the year              $  541     $  505    $  477
Interest cost on projected
  benefit obligation                   1,160      1,019       902
Actual return on plan
  assets   (gain)                     (1,705)      (982)   (2,659)
Net amortization and
  deferral                               508       (143)    1,600
				      ---------------------------
Net periodic pension
  plan cost                           $  504     $  399    $  320
				      ===========================

	In 1992, the Company provided a special one-time early retirement program for those employees who met certain age and years of service criteria. The 1992 pension plan expense associated with this program was $677,000 which is in addition to the net periodic pension plan cost referred to previously.
	The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7-1/4% and 5-1/2%, respectively, in 1993 and 8% and 6%, respectively, in 1992 and 1991. The expected long-term rate of return on assets was 8% in all three years.


MIDLAND ANNUAL REPORT PAGE 25

10. STOCK OPTION AND AWARD PLANS
	The Company has various stock option and award plans which provide for the granting of the Company's common stock to key employees and independent directors of the Company and its subsidiaries.
	Under the Company's stock option plans, all of the outstanding stock options at December 31, 1993 were non-qualified options and, generally, had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. At December 31, 1993, 209,000 shares were exercisable and 9,000 shares become exercisable in 1994. A summary of stock option transactions follows:

		       1993            1992            1991
		  ----------------------------------------------
		       Avg.            Avg.            Avg.
		  (000's) Option  (000's) Option  (000's) Option
		   Shares Price    Shares Price    Shares Price
		  ----------------------------------------------
Outstanding,
 beginning
 of year             219  $23.52     243  $23.46     164  $20.86
Options
 exercised            (9)  22.35     (21)  22.83      (3)  10.51
Options
 expired              (2)  38.56      (3)  23.13     (12)  18.94
Options
 granted              10   50.13      --     --       94   27.00
		  ----------------------------------------------
Outstanding,
 end of year         218  $24.67     219  $23.52     243  $23.46
		  ==============================================

	The Company implemented a restricted stock award program during 1993. Under this program, awards of the Company's common stock will vest over an incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 32,000 shares were awarded and remain outstanding at December 31, 1993 under this program.

11. EARNINGS PER SHARE
	Earnings per share of common stock have been computed based on the weighted average number of shares outstanding during the years. The effect of shares issuable under the Company's stock option program has been comprehended in the earnings per share calculations.

12. COMMITMENTS AND CONTINGENCIES
	The Company and its subsidiaries lease office space and river transportation equipment under leases with terms of one to five years. Annual rentals under non-cancelable operating leases will be approximately $260,000 in 1994. Total rent expense included in the accompanying consolidated statements of income is $998,000 in 1993, $2,970,000 in 1992 and $6,171,000 in
1991. A significant portion of rent expense in 1991 was due to the rental of river transportation equipment.
	In addition, the Company has leases for certain river transportation equipment which are classified as capital leases. Future minimum lease payments due under these lease agreements are $1,082,000 in 1994, $459,000 each year from 1995 through 1998, and $230,000 in 1999. Imputed interest included in the minimum lease payments aggregates $613,000 through 1999.
	M/G Transport Services, Inc. has become aware of an investigation by federal authorities. The Company believes that this investigation concerns the possible disposal of bilge water and other refuse from various vessels on the Ohio River. M/G Transport is cooperating fully with the investigation, the outcome of which cannot presently be determined.


13. SHAREHOLDERS' EQUITY
	The Midland Company has 5,000,000 shares of common stock authorized without par value (stated value of $.25 a share), including 778,000 shares reserved for issuance under the Company's stock option plans. There were 2,999,000 and 2,974,000 shares outstanding at December 31, 1993 and 1992, respectively. The Company has also authorized 500,000 shares of preferred stock without par value, none of which have been issued.
	The Company purchased 17,000, 65,000 and 66,000 shares of its stock, at prices ranging from approximately $32 to $50 per share, and issued 9,000, 21,000 and 3,000 shares of its Treasury Stock in connection with the exercise of stock options in 1993, 1992 and 1991, respectively. Additional Paid-In Capital was charged $28,000, $38,000 and $33,000 in 1993, 1992 and 1991, respectively, for the difference between the average carrying value of Treasury Stock and the proceeds received from the exercise of stock options.
	In 1993, the Company issued its initial stock awards under its new restricted stock award plan. Unvested Restricted Stock Awards was initially charged $1,450,000 which represented the total value of the awards based on


MIDLAND ANNUAL REPORT PAGE 26


market value of the Company's common stock on the date of grant. This initial value is being amortized as compensation expense over a five year vesting period and $290,000 was the amortized expense in 1993. In conjunction with these awards, Treasury Stock was credited $795,000 representing the average carrying value of the Company's Treasury Stock on the date of grant and Additional
Paid-In Capital was credited $655,000 representing the difference between the average carrying value of Treasury Stock and the market value of the Company's common stock on the date of grant.
	Covenants included in the borrowing agreements of M/G Transport Services, Inc. limit its payment of dividends to The Midland Company. Under the most restrictive of such covenants, $18,000,000 of its net assets was not available for distribution to the Company at December 31, 1993.
	The insurance operations are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies, as determined by the laws of the domiciliary states. Under these restrictions, dividends during 1994 in excess of $7,800,000 from American Modern Home Group would require regulatory approval.

14. INDUSTRY SEGMENTS
	The Company's operations are classified into four industry segments. Listed below is the financial information required to be reported for each segment. No single customer accounted for 10% or more of consolidated revenues during the last three years. Interest expense directly related to finance operations has been included in the determination of operating profit of the finance and other segment. Interest expense includes intercompany interest not eliminated for purposes of segment reporting.


				  Thousands of Dollars
				1993       1992       1991
			      ------------------------------
Total segment revenues
Insurance                     $179,310   $145,476   $124,149
River transportation            53,255     47,247     56,821
Sportswear                      34,702     32,620     21,298
Finance and other                5,681      4,295      3,962
Intersegment
  revenues                      (5,281)    (4,134)    (3,647)
			      ------------------------------
    Total                     $267,667   $225,504   $202,583
			      ==============================
Operating profit
Insurance                     $ 23,662   $ 18,526   $ 13,903
River transportation             3,232      1,236      2,429
Sportswear                      (2,663)     2,248      1,568
Finance and other                1,512      1,607      1,559
Interest expense                (5,279)    (5,145)    (5,066)
Unallocated corporate
  expenses                      (2,211)    (2,467)    (2,070)
			      ------------------------------
Total                         $ 18,253   $ 16,005   $ 12,323
			      ==============================
Acquisition of fixed assets
Insurance                     $   --     $   --     $   --
River transportation            14,657      7,758     10,528
Sportswear                       1,702      1,903        844
Finance and other               10,995      7,947      1,589
			      ------------------------------
    Total                     $ 27,354   $ 17,608   $ 12,961
			      ==============================
Depreciation and amortization
Insurance                     $   --     $   --     $   --
River transportation             6,434      6,435      5,947
Sportswear                         973        620        365
Finance and other                2,884      2,095      1,930
			      ------------------------------
    Total                     $ 10,291   $  9,150   $  8,242
			      ==============================
Identifiable assets
Insurance                     $286,084   $231,360   $201,929
River transportation            87,654     79,697     79,056
Sportswear                      23,932     21,390     12,592
Finance and other               59,163     46,932     35,370
Intersegment receivables       (21,235)   (19,677)   (10,846)
			      ------------------------------
    Total                     $435,598   $359,702   $318,101
			      ==============================








MIDLAND ANNUAL REPORT PAGE 27

Report Of Independent Public Accountants

	DELOITTE &
	    TOUCHE
Cincinnati, Ohio

To the Shareholders of The Midland Company:

	We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
	As discussed in Notes 1 and 7, respectively, to the consolidated financial statements, the Company changed its method of accounting for debt and equity securities to conform with Statement of Financial Accounting Standards
(SFAS) No. 115 effective December 31, 1993 and its method of accounting for income taxes to conform with SFAS No. 109 effective January 1, 1993.


February 10, 1994



Management's Report

	The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with generally accepted accounting principles. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.
	In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains a comprehensive internal control structure which is supplemented by a program of internal audits. Management believes that the Company's internal control structure is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.
	The financial statements have been audited by Deloitte & Touche, Certified Public Accountants, in accordance with generally accepted auditing standards, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche reviews the results of its audit both with management and with the Audit Committee.
	The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.


John I. Von Lehman
Vice President, Treasurer and
Chief Financial Officer
MIDLAND ANNUAL REPORT PAGE 28

QUARTERLY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES
- ------------------------------------

						1993                1992
					    -----------------------------------

First Quarter
	Revenues                            $58,297,000         $54,772,000
	Net income                            6,175,000 (a)       4,127,000
	Earnings per share - primary               2.00 (a)            1.37
	Earnings per share - fully diluted         2.00 (a)            1.32
	Dividends per share                        .135                .125
	Price range of common stock (AMEX)  44-7/8 - 50-5/8     36-1/4 - 43-3/4
					    -----------------------------------
Second Quarter
	Revenues                            $62,806,000         $51,948,000
	Net income                            4,005,000           3,340,000
	Earnings per share - primary               1.31                1.13
	Earnings per share - fully diluted         1.31                1.08
	Dividends per share                        .135                .125
	Price range of common stock (AMEX)  39-3/4 - 48-1/8           41-45
					    -----------------------------------
Third Quarter
	Revenues                            $75,716,000         $56,251,000
	Net income                            5,147,000             927,000
	Earnings per share - primary               1.67                 .31
	Earnings per share - fully diluted         1.67                 .31
	Dividends per share                        .135                .125
	Price range of common stock (AMEX)  40-1/2 - 45-1/4     44-1/2 - 49-1/4
					    -----------------------------------
Fourth Quarter
	Revenues                            $70,848,000         $62,533,000
	Net income                            2,645,000           3,585,000
	Earnings per share - primary                .87                1.17
	Earnings per share - fully diluted          .86                1.16
	Dividends per share                        .135                .125
	Price range of common stock (AMEX)  41-3/8 - 47-1/2     42-7/8 - 45-1/4
					    -----------------------------------

(a) Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective January 1, 1993.









MIDLAND ANNUAL REPORT PAGE 29

OTHER INFORMATION


THE MIDLAND COMPANY AND SUBSIDIARIES


TRANSFER AGENT AND REGISTRAR
Society National Bank
2073 E. Ninth St.
Cleveland, Ohio  44115


INDEPENDENT AUDITORS
Deloitte & Touche
250 East Fifth Street
Cincinnati, Ohio 45202


GENERAL AND TAX COUNSEL
Cohen, Todd, Kite & Stanford
525 Vine Building
Cincinnati, Ohio  45202








SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 A.M. on Thursday, April 14, 1994, at the Company's offices, 537 E. Pete Rose Way, Cincinnati, Ohio 45202.

COMMON STOCK
The number of holders of common stock at December 31, 1993 was 742. The Company's common stock is registered on the American Stock Exchange.

FORM 10-K
A copy of the Company's 1993 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company --
Attention: Secretary.