Form 10-K405, Exhibit 13
MIDLAND CO
filed 1995-03-30
CIK 66025

1994 MIDLAND ANNUAL REPORT PAGE 1

			      FINANCIAL HIGHLIGHTS


THE MIDLAND COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------
For the Years Ended December 31,        1994           1993            1992
--------------------------------------------------------------------------------
Revenues                            $ 315,915,000  $ 267,667,000   $ 225,504,000

Net Income                              9,419,000     17,972,000(a)   11,979,000

Shareholders' Equity                  132,437,000    133,110,000     111,583,000

Earnings Per Common Share                  $ 3.09         $ 5.85(a)       $ 3.98

Cash Dividends Per Common Share               .58            .54             .50

Book Value Per Common Share                 44.19          44.39           37.52

Common Shares Outstanding               2,997,000      2,999,000       2,974,000

(a) Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993.

THE MIDLAND COMPANY
Midland was founded in 1938 as a consumer finance company by the late J. Page Hayden, Sr. and H. R. LaBar. Today, Midland has three primary divisions - Insurance, Transportation and Sportswear. Midland is a publicly traded company on the American Stock Exchange.

AMERICAN MODERN INSURANCE GROUP, INC.
American Modern Insurance Group, Inc. consists of six property and casualty companies and two credit life companies. AMIG is licensed in all 50 states. Traditionally, AMIG has specialized in writing physical damage insurance and related coverages on manufactured housing, but in recent years has expanded its operations to include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.

M/G TRANSPORT SERVICES, INC.
M/G Transport Services, Inc. owned 279 barges and four towboats as of December 31, 1994. The Company currently charters barges and brokers freight for the movement of commodities on the inland waterways. The Company's four towboats are chartered to outside companies on a long-term basis. In December, 1994, M/G Transport sold eight towboats and 314 barges in a transaction valued at $46,761,000.

CS CRABLE SPORTSWEAR, INC.
CS Crable Sportswear, Inc. produces high-quality embroidered, appliqued and imprinted sportswear featuring the mascots and logos of the nation's colleges and universities, as well as those of Major League Baseball, the National Football League, the National Hockey League, the International Hockey League, NASCAR and a variety of other specialty licensed and non-licensed categories. In January of 1995, the Company signed an exclusive licensing agreement with ESPN2 for the purpose of developing an "Xtreme Sports" sportswear collection.

1994 MIDLAND ANNUAL REPORT PAGE 2

				CHAIRMAN'S LETTER

	Earnings for the year 1994 were the fourth best in the history of The Midland Company. This was quite an accomplishment after having begun the year with the California earthquake, followed by successive months of unusually adverse weather patterns. Midland's history of positive growth continued in 1994 with revenues and assets reaching record levels.
	Net income for 1994 was $9,419,000, $3.09 per share, on revenues of $315,915,000. Net income for 1993 before the cumulative effect of an accounting change was $13,105,000, $4.27 per share, and net income after the cumulative effect of an accounting change was $17,972,000, $5.85 per share, on revenues of $267,667,000. For the fourth quarter of 1994, net income was $5,244,000, $1.72 per share, on revenues of $86,472,000. This compares to the fourth quarter of 1993 earnings of $2,645,000, $.87 per share, on revenues of $70,848,000.
	Midland's Board of Directors, at its March, 1994 meeting, approved an increase in the cash dividend paid to shareholders from 54 cents to 58 cents per common share. This is the eighth consecutive year that Midland has increased its common dividend. At its December meeting, William T. Hayden, a partner with the law firm of Cohen, Todd, Kite & Stanford, was appointed to The Midland Company's Board of Directors. William T. Hayden is a valued addition to your Board of Directors.
	American Modern Insurance Group, Inc. (AMIG), the Company's insurance subsidiary, concluded another successful year. Net written premiums increased 31% in 1994 as compared to 1993. The Company's continued positive growth is the result of product diversification, increased penetration into existing product lines and expansion into the commercial lines area of insurance. The division produced an underwriting profit for the fifth consecutive year. This was a remarkable accomplishment considering the numerous catastrophes which plagued the entire property and casualty industry throughout most of 1994, including the earthquake in California, severe winter and spring storms throughout the southeastern United States, and the Georgia floods. The Company's combined ratio (the ratio of losses and expenses to premiums earned) was 98.5% in 1994.
	In 1994, Midland formed a new corporation named American Modern Insurance Group, Inc. This new corporate entity is an insurance holding company which houses all of the operations of the Company's insurance division. It is significant that in 1994 this new corporation was able to procure an unsecured $40,000,000 long-term debt facility, $20,000,000 of which was used to increase the capital and surplus of the property and casualty insurance companies. This increase in capital and surplus provides a solid financial base for the projected growth in written premiums for this division in future years.
	Once again, A.M. Best awarded American Modern Insurance Group the insurance industry's preferred rating of A+ Superior. This rating reflects the sound financial condition and strong earnings history of the American Modern Insurance Group. The Company's investment portfolio is conservatively invested in high-quality securities. There are no bonds in the portfolio below investment grade and the portfolio does not include any investments in real estate.

THIS PAGE INCLUDES A PHOTOGRAPH OF MICHAEL J. CONATON, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND J. P. HAYDEN, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER.

1994 MIDLAND ANNUAL REPORT PAGE 3

	In December, 1994, Thomas J. Rohs was promoted to Chairman and Chief Executive Officer of AMIG; John W. Hayden was promoted to President and Chief Operating Officer of AMIG; and Kenneth G. Boberg was promoted to Executive Vice President and Chief Financial Officer of AMIG. All of these individuals have provided solid leadership to this division.
	M/G Transport Services, Inc., our transportation division, underwent significant change in 1994, selling approximately 67% of its river transportation equipment along with its affreightment contracts. The equipment sold included eight towboats, 314 barges and an exchange of 40 open hopper barges for 40 steel roll top barges. The assets were sold for $46,761,000, which resulted in a modest book gain.
	M/G Transport retained four towboats and 279 barges. All of the towboats and some of the barges are on long-term charter to other companies in the industry. The remaining barges will be used by the division's freight brokerage operation.
	CS Crable Sportswear, Inc., the Company's sportswear division, applies embroidery and screenprinting processes onto quality sportswear garments. A significant accomplishment in 1994 was the 30% reduction in our inventory levels. Net sales, excluding the inventory reduction program, were slightly higher in 1994 than prior years. Significant strides were made in improving our production, garment sourcing and creative art departments. In January, 1995, we signed an exclusive licensing agreement with ESPN2 which will support our continued commitment to innovative designs and new products. We are hopeful that this division's operating performance will improve in 1995 based on the actions we have taken.
	In July, 1994, Midland began construction of its new corporate headquarters and training facility which will be situated on 193 acres in an eastern suburb of the greater Cincinnati area. The cost of this facility is estimated at $26,000,000 and is scheduled for completion in the fourth quarter of 1995. This site will provide for your Company's expansion needs well into the next century.
	We thank our business associates and our employees for their dedicated efforts on behalf of The Midland Company and its subsidiaries. We take this opportunity to especially thank our former M/G Transport Services staff who contributed greatly to the past success of the transportation division. In closing, to you our shareholders, we continue to express our sincere appreciation for your unwavering support of the Company.

	Sincerely yours,



	J. P. Hayden, Jr.
	Chairman

	February 9, 1995

1994 MIDLAND ANNUAL REPORT PAGE 4

			    AMERICAN MODERN INSURANCE
				   GROUP, INC.



	Nineteen ninety-four was a very successful and eventful year for your Insurance division. Among the highlights was the formation of American Modern Insurance Group, Inc., a holding company consisting of our six property and casualty companies and two life companies. AMIG is licensed in all 50 states and continues to maintain the A.M. Best industry rating of A+ Superior. Midland's property and casualty insurance subsidiaries have maintained this rating for seventeen consecutive years. This rating is very important as it is an indication of the financial strength and sound operating philosophies of the Company.
	The property and casualty companies continued their strong growth in 1994, as net premiums written increased by approximately 31% over 1993. The combined ratio for 1994 was 98.5%. We are extremely proud of the operating results for 1994 in light of the major catastrophes and the severe weather that occurred during the year. Among these events were the California earthquake, the severe winter weather that struck the southeastern United States during the first quarter of 1994 as well as the weather related catastrophes in the southeastern and southwestern United States in the months of April, June and July. Weather patterns finally returned to more normal conditions during the last third of 1994. As we have previously stated, we believe that AMIG's current level of rates is adequate to produce targeted levels of profitability assuming normal levels of catastrophe and weather related losses.

1994 MIDLAND ANNUAL REPORT PAGE 5

	We have included on these pages pictures of employees from our claims, insurance services and marketing departments. This is just a small cross section of the many departments that are responsible for the continued success of American Modern Insurance Group. We remain focused on our company-wide commitment to excellence. An example of this commitment can be found in the Company's claims department. In recent years, we have increased the number of in-house adjusters to 120. This increased in-house staff has allowed AMIG to settle 86% of all claims made with our own staff. In addition, approximately 82% of all claims are settled within 30 days of being reported, thus making us a rather unique property and casualty company within the industry.
	AMIG has experienced excellent growth in recent years. In fact, the property and casualty companies' premiums written have grown at a compounded rate of 13 percent over the past 15 years. This growth has occurred in the Company's traditional manufactured housing and related products as well as many additional insurance products such as Site-Built Dwellings, Watercraft, Mortgage Fire, Collateral Protection, Long Haul Truck Physical Damage and Commercial Lines. These lines are depicted in the chart in this section.
	We have devoted significant effort into the development of credit life and related products. This business is generally written through financial institutions and retail accounts. We expect continued growth in this area over the years ahead.

1994 MIDLAND ANNUAL REPORT PAGE 6

	Ameritrac is the name of AMIG's loan tracking service whereby we monitor loan portfolios for financial institutions and place physical damage coverages on site built homes, manufactured homes, automobiles and other loan collateral on which the borrower has not provided proof of insurance. This operation has significantly contributed to the overall growth of the Company.
	Today, AMIG is perhaps the largest single writer of insurance that is generated through the manufactured homes dealer network. We have developed software programs and instructional courses to assist the dealers in the writing of their finance and insurance packages.
	AMIG has received considerable recognition for its development of monitoring programs to protect the Company in the event of catastrophic events. Through a joint effort with an outside consulting firm, we now possess one of the most sophisticated systems available for tracking exposure to hurricanes and earthquakes. As a result, we believe that our catastrophe reinsurers look upon your Company as a progressive leader in this regard.
	The Company's investment portfolio consists of high quality fixed income and equity securities and there are no investments in real estate or derivative products. The fixed income portfolio has a weighted average quality of approximately AAA and the current average maturity of the fixed income portfolio is approximately five years. The value of the portfolio has continued to grow through the generation of significant cash flow from operations as well as investment income on the portfolio. In addition, the portfolio generated approximately $2,200,000 in net pre-tax capital gains in 1994.
	We thank our many business associates who have contributed to our continued growth and success. Our commitment to excellence will continue and, as a result, we will enhance our current relationships as well as create new ones. We would like to thank all of the employees of American Modern Insurance Group, for without their commitment to excellence and to the goals of the company, our success to date would not have been possible.

1994 MIDLAND ANNUAL REPORT PAGE 7

THIS PAGE INCLUDES THREE BAR CHARTS WITH THE FOLLOWING DATA. THE FIRST CHART IS OF PROPERTY AND CASUALTY COMPANIES NET WRITTEN PREMIUMS (NET OF REINSURANCE)
(IN MILLIONS), THE SECOND CHART IS THE PROPERTY AND CASUALTY COMPANIES
COMBINED RATIO AND THE THIRD CHART IS THE MARKET VALUE OF AMIG'S INVESTMENT
(IN MILLIONS) PORTFOLIO.  ALL THE CHARTS ARE FOR 5 YEARS.

	NET WRITTEN     COMBINED              MARKET VALUE
	  PREMIUMS        RATIO          EQUITIES   FIXED INCOME

1990     $107,558         97.5%           $13,082       $123,473
1991      123,692         96.9             19,695        146,488
1992      144,108         94.6             22,584        168,408
1993      180,318         94.0             23,501        195,106
1994      235,821         98.5             26,738        240,376

ALSO INCLUDED ON THIS PAGE IS THE FOLLOWING CHART:

AMIG'S PRIMARY INSURANCE PRODUCTS

Mobile Home & related Products
Site Built Dwellings
Collateral Protection
Mortgage Fire
Long-Haul Truck Physical Damage
Watercraft
Commercial Lines, Park Programs & Other
Product Warranty
Credit Life and Accident and Health

1994 MIDLAND ANNUAL REPORT PAGE 8

			  M/G TRANSPORT SERVICES, INC.

	M/G Transport Services, Inc., Midland's transportation division, experienced a year of significant change. The Company sold 314 jumbo open hopper barges and 8 towboats in December 1994 for $46,761,000. As part of this sale, the purchaser assumed M/G's affreightment contracts. In addition, the Company exchanged 40 open hopper barges for 40 steel roll top barges. This sale, which represented approximately two-thirds of M/G's assets, resulted in a modest book gain. The majority of the proceeds from the sale have been used to reduce the Company's long-term debt and deferred tax liability.
	As part of the agreement, the Company entered into a non-compete agreement which prohibits the Company from operating towboats on the Ohio and Mississippi river systems. The Company continues to own four towboats and 279 barges. The towboats are on long-term charter agreements with other companies in the industry. The remaining barges will be utilized mainly by M/G's brokerage operation, which is primarily involved in placing freight for various commodities including coal, petroleum coke, grain, steel, wood chips, logs, fertilizer, ores, etc. It is our desire to identify acquisition candidates which are poised for growth and to build a solid, profitable future for M/G and Midland's shareholders.
	M/G Transport's operating profits in 1994 were much improved over the previous years. These results would have been even better were it not for the severe flooding conditions on the inland waterways system in January, 1994. These profits were made possible by a stronger market for northbound freight.
	Management firmly believes that the asset sale was in the best interest of Midland's shareholders. We would be remiss, however, if we did not thank and acknowledge all of the employees of M/G Transport who contributed to the Company's past success. We are saddened by the fact that many of these employees were negatively impacted by the sale of the Company's assets. This was by far the most difficult part of the transaction and we wish all of those individuals prosperity and success in the future.

1994 MIDLAND ANNUAL REPORT PAGE 9

THIS PAGE INCLUDES THREE BAR CHARTS WITH THE FOLLOWING DATA. THE FIRST CHART IS LIST FIXED ASSETS, THE SECOND CHART IS THE COMPANY'S LONG - TERM DEBT AND THE THIRD CHART IS THE COMPANY'S REVENUES. ALL THE CHARTS ARE IN MILLIONS AND FOR
5 YEARS.

			LONG-TERM              REVENUES
	FIXED ASSETS       DEBT       ON-GOING   RELATED TO ASSETS SOLD

1990      $64,968        $30,600       $ 6,928          $52,848
1991       69,446         31,000        12,352           44,333
1992       70,370         34,900        14,134           33,052
1993       78,242         47,500        11,965           41,287
1994       28,761         18,400        19,673           33,522

ALSO INCLUDED ON THIS PAGE IS THE FOLLOWING CHART:

COMMODITIES TRANSPORTED
IN M/G TRANSPORT SERVICES, INC.'S BARGES

COVERED BARGES                  OPEN HOPPER BARGES
Grains                          Coal
Calcined Coke                   Petroleum Coke
Sugar                           Aggregates
Dry Fertilizers                 Logs and Wood Chips
Road Salt                       Various Ores
Steel Products

1994 MIDLAND ANNUAL REPORT PAGE 10

			   CS CRABLE SPORTSWEAR, INC.

	CS Crable Sportswear, Inc., the Company's sportswear subsidiary, did much to position itself for continued growth and a return to acceptable levels of profitability during the course of this past year. Specializing in the production of licensed apparel, CS Crable produces high-quality embroidered, appliqued and imprinted sportswear featuring the mascots and logos of the nation's colleges and universities, as well as those of Major League Baseball, the National Football League, the National Hockey League, the International Hockey League, NASCAR and a variety of other specialty licensed and non-licensed categories.
	The Company also maintains an exclusive licensing arrangement with Pebble Beach for the development and production of a complete collection of casual sportswear bearing the Pebble Beach name and the famed Lone Cypress Wave logo. The collection is marketed under the "Pebble Beach Sportswear by CS Crable" label.
	The licensed apparel industry experienced phenomenal growth through the middle and late eighties and into the early nineties. CS Crable rode that wave of growth, as did a number of other licensed sportswear companies. That growth, however, has slowed considerably during the course of the past two years causing many in the industry to re-think their plans for the future. The result has been a consolidation and critical integration within the industry, and a centralization of power around the major professional licenses. CS Crable is positioning itself to survive and prosper in this highly competitive environment

INCLUDED ON THIS PAGE ARE TWO PICTURES WITH THE FOLLOWING CAPTION: "ONE OF
CS CRABLE'S MANY ARTISTS ENTERING A DESIGN INTO THE COMPUTERIZED GRAPHICS SYSTEM AND THE COMPUTERIZED DESIGN BEING PRODUCED ON ONE OF THE COMPANY'S EMBROIDERY MACHINES"

1994 MIDLAND ANNUAL REPORT PAGE 11

as a specialty or niche player. The Company will continue to explore new license categories which it believes will either complement existing licenses or serve as a point of differentiation for long-term growth purposes. Toward this end, the company signed in January of 1995 an exclusive licensing agreement with ESPN2 for the purpose of developing an "Xtreme Sports" sportswear collection. ESPN2, or "The Deuce" as it is known, bills itself as the younger, wilder son of ESPN. The network's 18 to 34 year old target audience is a perfect fit for this CS Crable line, which can best be described as a lifestyle collection with an attitude twist (see the feature box above for more information about this exciting new development).
	Management has undertaken several major initiatives during the course of the past year in order to position the Company for future success. Among them, a concerted effort to reduce on-site inventory levels has produced very positive results. On average, inventory levels have been reduced by nearly 30%; most of this reduction was accomplished without negatively impacting operating results. The Company is now in a position to execute more aggressive purchasing strategies as opportunities may dictate.

THIS PAGE FEATURES A "FEATURE BOX" THAT CONTAINS OF PICTURE OF VARIOUS CS CRABLE GARMENTS WITH THE FOLLOWING VERBIAGE:

				ESPN2 FEATURE BOX

			   Introducing...Johnny Xtreme

	CS Crable Sportswear is pleased to announce the execution of an exclusive licensing arrangement with ESPN2 for the purpose of developing an "Xtreme Sports" Sportswear Collection. ESPN2, or "The Deuce" as it is more commonly known, bills itself as the younger, wilder son of ESPN. The network's 18 to 34 year old target audience is a perfect fit for this exciting new line, which the Company describes as a "lifestyle collection with an attitude twist".
	CS Crable unveiled its first release of the line at the 1995 SGMA Super Show in Atlanta, Georgia. Sixteen T-shirts comprise the first offering - eight screen prints featuring extreme action graphics, and eight attitude verbiage designs featuring Johnny Xtreme, the wildly expressive character CS Crable has created to become the icon/spokesperson for the collection. The line capitalizes on the popularity and energy of attitude apparel, as it relates to the lifestyle of the exciting, on the edge, extreme sports featured on ESPN2 (snowboarding, skateboarding, in-line skating, rock climbing, mountain biking and street luge to name just a few!).
	The first release of the line will be available in stores on March 1, 1995. The Company will launch an aggressive, consumer-oriented advertising campaign on ESPN, MTV, and, of course, ESPN2. Subsequent releases of the line are planned for late spring, back-to-school and holiday season. Look for Johnny at department stores and specialty stores in your area!

1994 MIDLAND ANNUAL REPORT PAGE 12


	The Company has also focused on the reduction of overhead and production-related expenses. Significant action has been taken during the second half of the year, the full benefit of which will not be realized until much later in the current year. Additional resources have been committed to the creative side of the business in the areas of art, marketing and product sourcing. Management believes the commitment of these resources is critical to the successful execution of its future niche marketing strategies.
	Net sales for 1994 were in line with Management's forecasts, ending the year with approximately $31,484,000 in "normal" sales and $10,361,000 in sales related to inventory reduction and close-out programs. Management's activities in the current year are focused on improving margins to a level that will allow the Company to operate profitably.
	CS Crable Sportswear would like to take this opportunity to express its appreciation to its employees, licensors, suppliers, retail partners, and most importantly, its customers for their loyalty and support. It is their commitment to, and insistence on, product quality that assures a bright future ahead.

THIS PAGE ALSO FEATURES A PHOTOGRAPH OF VARIOUS CS CRABLE SPORTSWEAR GARMENTS DISPLAYED IN THE COMPANY'S SHOWROOM.

1994 MIDLAND ANNUAL REPORT PAGE 13

			      SELECTED CONSOLIDATED
				 FINANCIAL DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31,

		 1994         1993            1992         1991         1990
	     -------------------------------------------------------------------

Revenues     $315,915,000 $267,667,000    $225,504,000 $202,583,000 $179,856,000
	     -------------------------------------------------------------------

Net Income   $  9,419,000 $ 17,972,000(a) $ 11,979,000 $  9,231,000 $  9,989,000
	     -------------------------------------------------------------------

Earnings Per
Common Share        $3.09        $5.85(a)        $3.98        $3.02        $3.12
	     -------------------------------------------------------------------

Marketable
Securities   $278,088,000 $224,614,000    $188,531,000 $163,145,000 $138,642,000
	     -------------------------------------------------------------------

Property,
Plant and
Equipment
(net)        $ 66,042,000 $107,892,000    $ 93,042,000 $ 85,399,000 $ 81,181,000
	     -------------------------------------------------------------------

Total Assets $482,546,000 $450,222,000    $359,702,000 $318,101,000 $280,319,000
	     -------------------------------------------------------------------

Unearned
Insurance
Premiums     $158,316,000 $118,802,000    $ 89,732,000 $ 76,963,000 $ 65,872,000
	     -------------------------------------------------------------------

Insurance
Loss
Reserves     $ 57,715,000 $ 42,607,000    $ 23,993,000 $ 22,733,000 $ 19,542,000
	     -------------------------------------------------------------------

Long-Term
Debt         $ 47,091,000 $ 56,522,000    $ 34,801,000 $ 31,730,000 $ 30,670,000
	     -------------------------------------------------------------------

Shareholders'
Equity       $132,437,000 $133,110,000    $111,583,000 $101,724,000 $ 93,102,000
	     -------------------------------------------------------------------

Book Value
Per Common
Share              $44.19       $44.39          $37.52       $33.69       $30.20
	     -------------------------------------------------------------------

Cash
Dividends Per
Common Share         $.58         $.54            $.50         $.46         $.42
	     -------------------------------------------------------------------

Common Shares
Outstanding     2,997,000    2,999,000       2,974,000    3,019,000    3,082,000
	     -------------------------------------------------------------------

(a) Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993.

1994 MIDLAND ANNUAL REPORT PAGE 14

	  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
			  AND RESULTS OF OPERATIONS

THE MIDLAND COMPANY AND SUBSIDIARIES

Reportable Segments
	The Company's operations are classified into four reportable business segments: Insurance, Transportation, Sportswear and Finance and Other. A description of these segments and comments with regard to their operations are included below. In addition, please refer to the text in the Chairman's Letter and to the other information on page 1 and pages 4 through 12 of the Annual Report. Such information, including the Quarterly Data presented on page 29, should also be considered a part of this analysis.

	Midland's insurance division consists primarily of six property and casualty companies and two credit life companies operating as American Modern Insurance Group (AMIG). AMIG is licensed to write business in all 50 states plus the District of Columbia. The majority of the Company's business is physical damage insurance on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowners insurance policies. Other insurance products include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.

	Throughout most of 1994, Midland's transportation division, M/G Transport Services, Inc., primarily hauled coal, aggregate, petroleum coke and miscellaneous dry bulk commodities on the Ohio and Mississippi rivers and their tributaries. The commodities were hauled under both long-term contracts and "spot" moves. In December, 1994, M/G Transport Services, Inc. sold approximately 67% of its river transportation assets as well as its affreightment contracts. The assets retained by the Company are either out on long-term charter to other companies within the river transportation industry or will be used in the Company's remaining business activity which is a freight brokerage operation involved in the placement of freight for various types of commodities.

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

Results of Operations
	American Modern Insurance Group concluded another successful year in 1994. The year ended up being one of the division's most profitable years as past trends of solid growth and sound underwriting results continued in 1994. The profitability of this division during the first seven months of 1994 was adversely affected by the losses from the California earthquake and abnormal weather-related catastrophes during this period. A return to more normal weather patterns in the remainder of 1994 produced more customary profits.
The results of this division in the fourth quarter of 1994 were among the best in the division's history. The division's pattern of solid growth continued in 1994 as net written premiums of the property and casualty companies increased 31% as compared to 1993. The combined ratio (the ratio of losses and expenses to premiums earned) increased from 94% in 1993 to 98.5% in 1994, however, the ratios for both years are considered excellent by industry standards.

	The increase in insurance revenues in 1994 and 1993 is due to the growth in the Company's established insurance products as well as the growth in new products which have been introduced in recent years. Insurance claims and policy acquisition costs increased in 1994 and 1993 due to the aforementioned growth in written premiums. Part of the 1994 increase was due to the increased ratio of losses in 1994 as compared to 1993.

	Transportation revenues in 1994 were comparable to 1993 and transportation expenses decreased in 1994 relative to 1993. This improved operating performance in 1994 was basically attributed to a stronger market in northbound freight movements. Transportation revenues and related operating expenses increased in 1993 over 1992 levels due primarily to the addition of a large one-year contract with a utility company which was not renewed in 1994.

	M/G Transport Services, Inc. sold approximately 67% of its river transportation equipment as well as its affreightment contracts in December, 1994. The equipment sold included eight towboats, 314 barges and an exchange of 40 open hopper barges for 40 steel roll top barges. The assets were sold at a modest gain and the $46,761,000 received from the sale was used to liquidate long-term debt and pay federal income taxes which had previously been deferred. The assets retained by M/G Transport Services, Inc. are either on long-term charter to other companies within the river transportation industry or will be devoted to the transportation division's freight brokerage operation.

	M/G Transport Services, Inc. is the subject of a criminal prosecution and related civil litigation concerning the alledged disposal of bilge water and other refuse from vessels on the inland waterways. M/G Transport is litigating these issues and the outcome cannot be reasonably estimated at this time.

	Sportswear revenues and related expenses increased in 1994 as compared to 1993 due primarily to the success of special close-out sales programs instituted in 1994. These sales represented approximately 25% of CS Crable's

1994 MIDLAND ANNUAL REPORT PAGE 15

total net sales. Profit margins were adversely affected by this program. Sportswear revenues in 1993 were only slightly higher than 1992 due to a contraction in the market for CS Crable's higher-priced sportswear.

	Management has undertaken several initiatives in 1994 which should favorably impact the sportswear division's operating performance in 1995. Inventory levels have been reduced by approximately 30% and significant cost-cutting measures have been implemented in an effort to reduce overhead and production-related expenses.

	The revenues and expenses associated with the Company's finance and other operations are not significant and have a relatively minor impact on the Company's operating margins.

Liquidity and Capital Resources
	The Company and its finance subsidiary issue commercial paper, generally below the bank prime borrowing rates, and have $38 million of credit lines available under bank lines at costs not exceeding prime borrowing rates.
There was approximately $5.5 million of commercial paper, $17 million of the previously mentioned bank line and $5 million in other short-term bank borrowings outstanding at December 31, 1994. The Company plans to service existing debt with internally generated funds.

	The Company's new corporate headquarters is currently under construction and is scheduled for completion in the fourth quarter of 1995. The cost of this facility is currently estimated at approximately $26 million and will be financed through conventional long-term debt financing arrangements upon completion. The Company's present corporate headquarter facility is listed for sale. The proceeds derived from the sale of this facility may be used to partially offset any such new debt.

Change in Financial Condition
	Marketable securities increased in 1994 and 1993 due to the cash flow from operations and investment income received from the insurance division's investment portfolio. Also impacting the 1993 increase in marketable securities was the increase in unrealized appreciation in the equity securities owned by the insurance companies plus the Company's adoption of SFAS 115 at December 31, 1993, which increased marketable securities by $8,603,000, increased deferred federal income tax by $2,944,000 and increased shareholders' equity by $5,659,000.

	The increases in 1994 and 1993 in accounts receivable, deferred insurance policy acquisition costs, unearned insurance premiums and insurance loss reserves are primarily attributable to the sustained growth of the Company's insurance companies.

	Sportswear inventories decreased in 1994 due to the special close-out inventory program implemented in 1994 which resulted in a 30% reduction in inventory levels as compared to 1993 inventory levels.

	Property, plant and equipment decreased in 1994 due to the transportation division's sale of approximately 67% of its river transportation equipment. The increase in property, plant and equipment in 1993 was due to M/G Transport Services, Inc.'s acquisition of 60 barges for approximately $12.5 million and approximately $7.8 million in construction costs associated with CS Crable Sportswear, Inc.'s new office, warehouse and production facility.

	The decrease in 1994 in the Company's current portion of long-term debt is directly related to the aforementioned transportation division's sale in 1994 of 67% of its river transportation equipment. Approximately $21 million of the proceeds from this sale was used to prepay long-term debt loans on the assets sold which significantly reduced the Company's current debt repayment requirements in 1995 and beyond. American Modern Insurance Group, Inc.
procured a $40 million unsecured long-term debt facility in 1994, $20 million of which was in use at December 31, 1994. This facility was obtained to increase the capital and surplus of the property and casualty companies. Long-term debt increased in 1993 due to the financing requirements associated with the Company's 1993 acquisition of fixed assets.

	The 1994 decrease in deferred federal income tax was primarily due to the Company's payment of $8.5 million in previously deferred federal income taxes which became due as a result of the sale of its river transportation equipment. Also impacting the decrease in deferred federal income tax in 1994 was the decrease in the unrealized appreciation in marketable securities which decreased in 1994 due to rising interest rates which adversely affected market values of fixed income securities.

	The Company's net unrealized gain on marketable securities decreased in 1994 due to the previously mentioned rise in interest rates which decreased market values of the Company's fixed income investments.

Impact of Inflation
	Management does not consider the impact of changing prices to be material in the analysis of the Company's overall operations.

1994 MIDLAND ANNUAL REPORT PAGE 16

			 CONSOLIDATED BALANCE SHEETS


THE MIDLAND COMPANY AND SUBSIDIARIES
December 31,                                            1994           1993
						    ---------------------------
ASSETS

Cash                                                $  4,036,000   $  3,935,000
						    ---------------------------

Marketable Securities                                278,088,000    224,614,000
						    ---------------------------

Receivables:

    Accounts receivable                               82,293,000     62,907,000

    Finance receivables (including amounts
	maturing after one year)                       4,120,000      5,512,000
						    ---------------------------
	Sub-Total                                     86,413,000     68,419,000


    Less allowance for losses                          1,535,000      1,117,000
						    ---------------------------

	Net                                           84,878,000     67,302,000
						    ---------------------------

Inventory - Sportswear Division                       11,116,000     15,968,000
						    ---------------------------

Property, Plant and Equipment:

    Original cost                                    109,729,000    185,164,000

    Less accumulated depreciation and amortization    43,687,000     77,272,000
						    ---------------------------
	Net                                           66,042,000    107,892,000
						    ---------------------------

Deferred Insurance Policy Acquisition Costs           37,653,000     28,825,000
						    ---------------------------

Other Assets                                             733,000      1,686,000
						    ---------------------------

	Total Assets                                $482,546,000   $450,222,000
						    ===========================

See notes to consolidated financial statements.

1994 MIDLAND ANNUAL REPORT PAGE 17

THE MIDLAND COMPANY AND SUBSIDIARIES
December 31,                                            1994           1993
						    ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Notes Payable Within One Year:
    Banks                                           $ 22,000,000   $ 22,000,000

    Commercial Paper                                   5,546,000     14,302,000
						    ---------------------------
	Total                                         27,546,000     36,302,000
						    ---------------------------

Accounts Payable - Trade                               6,232,000      5,142,000
						    ---------------------------

Other Payables and Accruals                           46,455,000     37,513,000
						    ---------------------------

Current Portion of Long-Term Debt                      2,451,000      9,412,000
						    ---------------------------

Unearned Insurance Premiums                          158,316,000    118,802,000
						    ---------------------------

Insurance Loss Reserves                               57,715,000     42,607,000
						    ---------------------------

Deferred Federal Income Tax                            6,754,000     20,224,000
						    ---------------------------

Long-Term Debt                                        44,640,000     47,110,000
						    ---------------------------

Shareholders' Equity:
    Common stock (issued and outstanding:
     2,997,000 shares at December 31, 1994 and
     2,999,000 shares at December 31, 1993 after
     deducting treasury stock of 646,000 shares
     and 644,000 shares, respectively)                   911,000        911,000
    Additional paid-in capital                        14,607,000     14,620,000
    Retained earnings                                131,675,000    123,995,000
    Net unrealized gain on marketable securities       2,754,000     11,308,000
    Treasury stock (at cost)                         (16,648,000)   (16,564,000)
    Unvested restricted stock awards                    (862,000)    (1,160,000)
						    ---------------------------
	Total                                        132,437,000    133,110,000
						    ---------------------------
	Total Liabilities and Shareholders' Equity  $482,546,000   $450,222,000
						    ===========================

1994 MIDLAND ANNUAL REPORT PAGE 18

		      CONSOLIDATED STATEMENTS OF INCOME
			    AND RETAINED EARNINGS


THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31,                     1994         1993         1992
					 --------------------------------------
Revenues:
    Insurance                            $219,654,000 $178,577,000 $144,774,000
    Transportation                         53,163,000   53,252,000   47,186,000
    Sportswear                             41,928,000   34,702,000   32,620,000
    Finance and other                       1,170,000    1,136,000      924,000
					 --------------------------------------
	Total                             315,915,000  267,667,000  225,504,000
					 --------------------------------------
Costs and Expenses:
    Insurance claims and policy
      acquisition costs                   175,868,000  132,871,000  106,449,000
    Insurance operating and
      administrative expenses              26,562,000   21,203,000   19,195,000
    Transportation operating expenses      47,339,000   49,511,000   45,292,000
    Sportswear operating expenses          43,917,000   37,023,000   30,033,000
    Interest expense                        4,865,000    4,144,000    3,739,000
    Other operating and
      administrative expenses               5,477,000    4,662,000    4,791,000
					 --------------------------------------
	Total                             304,028,000  249,414,000  209,499,000
					 --------------------------------------
Income Before Federal Income Tax and
  Cumulative Effect of Accounting Change   11,887,000   18,253,000   16,005,000
Provision For Federal Income Tax            2,468,000    5,148,000    4,026,000
					 --------------------------------------
Income Before Cumulative Effect
  of Accounting Change                      9,419,000   13,105,000   11,979,000
Cumulative Effect of Accounting Change         --        4,867,000       --
					 --------------------------------------
Net Income                                  9,419,000   17,972,000   11,979,000

Retained Earnings, Beginning of Year      123,995,000  107,646,000   97,156,000

Cash Dividends Declared                    (1,739,000)  (1,623,000)  (1,489,000)
					 --------------------------------------
Retained Earnings, End of Year           $131,675,000 $123,995,000 $107,646,000
					 ======================================
Earnings Per share of Common Stock:
    Income Before Cumulative Effect
      of Accounting Change                      $3.09        $4.27        $3.98
    Cumulative Effect of Accounting Change        --          1.58          --
					 --------------------------------------
    Net Income                                  $3.09        $5.85        $3.98
					 ======================================
Cash Dividends Per Share of Common Stock         $.58         $.54         $.50
					 ======================================
See notes to consolidated financial statements.

1994 MIDLAND ANNUAL REPORT PAGE 19

		    CONSOLIDATED STATEMENTS OF CASH FLOWS


THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31,                      1994         1993         1992
					 --------------------------------------
Cash Flows from Operating Activities:
  Net Income                             $  9,419,000 $ 17,972,000 $ 11,979,000
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Depreciation and amortization        10,609,000   10,291,000    9,150,000
      Increase in unearned
	insurance premiums                 39,514,000   19,920,000   12,769,000
      Decrease (increase) in net
	accounts receivable               (18,968,000) (10,658,000)     862,000
      Increase in insurance loss reserves  15,108,000   13,140,000    1,260,000
      Increase (decrease) in accounts
	payable and accruals                9,921,000      995,000   (1,265,000)
      Provision (credit) for deferred
	federal income tax                 (9,066,000)  (4,854,000)    (218,000)
      Increase in deferred insurance
	policy acquisition costs           (8,828,000)  (7,493,000)  (3,870,000)
      Decrease (increase) in inventory -
	Sportswear Division                 4,852,000   (2,839,000)  (7,423,000)
      Decrease (increase) in other assets     953,000      (49,000)    (248,000)
      Other - net                            (908,000)     229,000      (58,000)
					 --------------------------------------
	Net cash provided by
	  operating activities             52,606,000   36,654,000   22,938,000
					 --------------------------------------
Cash Flows from Investing Activities:
  Purchase of marketable securities      (122,895,000) (69,956,000) (47,624,000)
  Sale of marketable securities            55,899,000   52,694,000   27,390,000
  Sale of property, plan and equipment     52,353,000    2,912,000      896,000
  Acquisition of property, plant
    and equipment                         (19,559,000) (27,354,000) (17,608,000)
  Increase in cash equivalent
    marketable securities                  (8,166,000) (15,332,000)  (7,362,000)
  Maturity of marketable securities         8,372,000    4,323,000    4,544,000
  Net decrease (increase) in
    finance receivables                     1,392,000   (2,227,000)   2,209,000
					 --------------------------------------
	Net cash used in
	  investing activities            (32,604,000) (54,940,000) (37,555,000)
					 --------------------------------------
Cash Flows from Financing Activities:
  Repayment of long-term debt             (28,552,000)  (9,061,000)  (6,172,000)
  Issuance of long-term debt               20,000,000   31,597,000   10,000,000
  Increase (decrease) in net
    short-term borrowings                  (8,756,000)     436,000   15,298,000
  Dividends paid                           (1,628,000)  (1,590,000)  (1,464,000)
  Payment of capitalized lease obligations   (879,000)    (815,000)    (757,000)
  Purchase of treasury stock                 (118,000)    (799,000)  (2,654,000)
  Issuance of treasury stock                   32,000      215,000      468,000
					 --------------------------------------
	Net cash provided by (used in)
	  financing activities            (19,901,000)  19,983,000   14,719,000
					 --------------------------------------
Net Increase in Cash                          101,000    1,697,000      102,000

Cash at Beginning of Year                   3,935,000    2,238,000    2,136,000
					 --------------------------------------
Cash at End of Year                      $  4,036,000 $  3,935,000 $  2,238,000
					 ======================================
Supplemental Disclosures:
The Company paid interest of $5,109,000, $4,025,000 and $3,568,000 and income taxes of $9,022,000, $5,215,000 and $6,226,000 in 1994, 1993 and 1992,
respectively.

See notes to consolidated financial statements.

1994 MIDLAND ANNUAL REPORT PAGE 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 1994, 1993 and 1992

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles (GAAP) and reflect practices appropriate to the industries in which they operate. Those policies that affect the more significant elements of the consolidated financial statements are summarized below.
	Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.
	Marketable Securities--Marketable securities are categorized as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common and preferred stocks which do not have redemption provisions). The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective December 31, 1993 (see
Note 14). With the adoption of SFAS No. 115, the Company classified all debt and equity securities as available-for-sale and began to carry such investments at market value. Prior to 1993, debt securities were carried at amortized cost, equity securities held by the insurance subsidiaries were carried at market value, and equity securities held by the parent company were carried at the lower of cost or market value. Unrealized gains or losses on investments, net of income taxes associated therewith, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.
	Inventory--The sportswear division's inventory is valued at the lower of cost (using the weighted average method of inventory valuation) or market.
	Property and Depreciation--Property, plant and equipment is recorded at cost. Depreciation and amortization are generally calculated using the straight-line method over the estimated useful lives of the respective properties. Certain properties purchased after 1986 are depreciated on an accelerated basis.
	Federal Income Tax--The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993 (see Note 7). This statement requires the use of the liability method rather than the deferral method in determining the Company's deferred tax liability. Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. Investment tax credits previously allowed on property additions were deferred in the year of tax benefit and are being amortized against future operations over the estimated useful lives of the properties.
	The Company files a consolidated federal income tax return which includes all subsidiaries.
	Insurance Income--Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit life premiums are recognized as income over the lives of the policies using the sum of the digits method. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses which are not primarily related to premiums written are expensed as incurred.
	Insurance Loss Reserves--Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.
	Reinsurance Agreements--The Company cedes varying portions of its written premiums to reinsurers and receives a commission on such premiums ceded. Failure of reinsurers to honor their obligations could result in losses to the Company, as reinsurance contracts do not relieve the Company from its

1994 MIDLAND ANNUAL REPORT PAGE 21

obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses.
	Allowance for Losses--Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover possible future losses.
	Statements of Cash Flows--For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.
	Earnings per Share--Earnings per share of common stock calculations are computed based on the weighted average number of shares outstanding during the years. The effect of shares issuable under the Company's stock option and award plans are comprehended in the earnings per share calculations.
	Proposition 103--In 1993, the Company's insurance subsidiaries reached a settlement with the state of California regarding California Proposition 103 (which proposed rate roll backs during certain earlier periods). As a result of this settlement, approximately $2,800,000 (net of federal income tax) was recognized as income in 1993 representing the amount reserved in excess of the agreed upon refunds to certain Company policyholders.
	Fair Value of Financial Instruments--The fair value of investments is considered to be the market value which is based on quoted market prices. The carrying value of short-term notes payable is considered to be the fair value of such debt because of the short-term nature and related features of the debt. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.
	Reclassifications--Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.

2.      MARKETABLE SECURITIES

			  /----------------Thousands of Dollars---------------/
					 Gross          Gross
				       Unrealized     Unrealized    Market
    1994                   Cost          Gains         Losses       Value
-------------------------------------------------------------------------------
Debt Securities:
  Governments            $ 103,152    $    112        $ 3,778    $  99,486
  Municipals                63,891         605          1,545       62,951
  Cash
   Equivalents              50,717           -              -       50,717
  Corporates                31,120         110            632       30,598
			  -----------------------------------------------------
    Total                  248,880         827          5,955      243,752
Equity Securities           21,220      10,369            907       30,682
Accrued Interest
  and Dividends              3,654           -              -        3,654
			  -----------------------------------------------------
Total Marketable
  Securities             $ 273,754    $ 11,196        $ 6,862    $ 278,088
			  =====================================================

			  /----------------Thousands of Dollars---------------/
					 Gross          Gross
				       Unrealized     Unrealized    Market
	1993               Cost          Gains         Losses       Value
-------------------------------------------------------------------------------
Debt Securities:
  Governments            $  69,482    $  3,101        $   106   $   72,477
  Municipals                61,642       3,475            119       64,998
  Cash
    Equivalents             45,965           -              -       45,965
  Corporates                10,514         467              4       10,977
			  -----------------------------------------------------
    Total                  187,603       7,043            229      194,417
Equity Securities           16,864      11,117            639       27,342
Accrued Interest
  and Dividends              2,855           -              -        2,855
			  -----------------------------------------------------
Total Marketable
  Securities             $ 207,322    $ 18,160        $   868   $  224,614
			 ======================================================

	Included in the determination of net income are the following (amounts in 000's):
			     1994        1993        1992
			----------------------------------
Gross Realized Gains     $   3,252    $ 4,196     $ 1,845
Gross Realized Losses       (1,062)      (461)       (335)
Other Investment Income     12,114     11,050      10,960
Investment Expenses         (1,044)      (981)       (861)
			 ---------------------------------
Net Investment Income    $  13,260    $13,804     $11,609
			 =================================

1994 MIDLAND ANNUAL REPORT PAGE 22

	The cost and approximate market value of debt securities held at December 31, 1994, summarized by contractual maturities, are shown below.
Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

					Market
			     Cost       Value
			 ----------------------
Under 1 year             $  71,612    $ 71,506
1-5 years                  104,946     102,266
6-10 years                  40,526      39,246
Over 10 years               31,796      30,734
			 ----------------------
			 $ 248,880    $243,752
			 ======================

3.      RECEIVABLES
	Accounts receivable at December 31, 1994 and 1993 are generally due within one year and consist of the following (amounts in 000's):

			     1994       1993
			 ----------------------
Insurance                $  72,829    $ 51,543
River Transportation         5,725       6,905
Sportswear                   3,739       4,459
			 ----------------------
	Total            $  82,293    $ 62,907
			 ======================

4.      PROPERTY, PLANT AND EQUIPMENT
	At December 31, 1994 and 1993, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

			     1994        1993
			 ----------------------
Land                     $   1,771    $  1,256
Buildings, improvements,
  fixtures, etc.            46,610      41,166
Vessels and barges          52,683     134,599
Transportation equipment
  under capital leases       3,106       8,143
Construction-in-progress     5,559           -
			 ----------------------
	Total            $ 109,729    $185,164
			 ======================

	The 1994 construction-in-progress balance pertains to the construction costs related to the Company's new corporate headquarters which is expected to be completed (at an estimated completion cost of approximately $26 million) and occupied in the fourth quarter of 1995.
	In December 1994, the Company sold a major portion of the assets related to its river transportation division. The sales price of approximately $46,761,000 approximated the net book value of the assets sold.
	Total rent expense related to the rental of facilities and equipment included in the accompanying consolidated statements of income is $1,833,000 in 1994, $998,000 in 1993 and $2,970,000 in 1992. Future rentals under non-
cancelable operating leases will be approximately $2,053,000 in 1995.

5.      NOTES PAYABLE TO BANKS
	At December 31, 1994 and 1993, the Company had conventional lines of credit with commercial banks of $38,000,000 and $37,000,000, respectively. The lines of credit in use under these agreements at December 31, 1994 and 1993 amounted to $17,000,000 and $11,000,000, respectively. Borrowings under these lines of credit constitute senior debt. Commitment fees are currently required by the lending institutions regarding these credit agreements.
	Additionally, at December 31, 1994 and 1993, the Company had other short-term bank borrowings outstanding of $5,000,000 and $11,000,000, respectively. These borrowings also constitute senior debt.
	The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 6.2% and 3.4% at December 31, 1994 and 1993, respectively.

6.      LONG-TERM DEBT
	In 1994, American Modern Insurance Group, Inc. (the Company's wholly owned subsidiary) procured a $40,000,000 unsecured long-term debt facility, $20,000,000 of which was in use at December 31, 1994. This instrument was obtained to increase the capital and surplus of the property and casualty insurance companies.
	Long-term debt at December 31, 1994 and 1993 is summarized as follows (amounts in 000's):
					   1994       1993
					 --------------------
Equipment Obligations-
  Due serially through 2002,
   weighted average rate of 6.19%        $16,727    $18,607
  Paid out in 1994                            -      26,422
Mortgage Note-Due 2003, 5.82%              8,706      8,956
Unsecured Notes Payable Under
  Long-Term Debt Facilities-
  Amortizing 1997 to 2001,
   LIBOR (6.5% at
   December 31, 1994) plus 1%             20,000          -
Capitalized Lease Obligations
  (transportation equipment)               1,658      2,537
					---------------------
  Total obligations                       47,091     56,522
  Less current maturities                  2,451      9,412
					---------------------
    Total                                $44,640    $47,110
					=====================

1994 MIDLAND ANNUAL REPORT PAGE 23

	Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of approximately $28,000,000.
	The aggregate amount of repayment requirements on long-term debt and capitalized leases for the five years subsequent to 1994 are (amounts in 000's): 1995 - $2,451; 1996 - $2,499; 1997 - $2,552; 1998 - $10,105; 1999 -
$936.
	At December 31, 1994 and 1993, the carrying value and the approximate fair value of the Company's long-term debt was as follows (amounts in 000's):

		       1994      1993
		     -------------------
Carrying Value       $47,091   $56,522
		     ===================
Fair Value           $45,600   $57,000
		     ===================

7.      FEDERAL INCOME TAX
	The provision for federal income tax is summarized as follows (amounts in 000's):
			      1994      1993      1992
			    ----------------------------
Current provision           $11,534    $5,137    $4,244
Deferred provision           (9,066)       11      (218)
			    ----------------------------
    Total                   $ 2,468    $5,148    $4,026
			    ============================
	The federal income tax provision for the years ended December 31, 1994, 1993 and 1992 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

				1994       1993      1992
			       -----------------------------
Federal income tax at
  statutory rate              $ 4,160    $ 6,389   $ 5,442
Tax effect of:
  Tax exempt interest and
    excludable dividend
    income                     (1,247)    (1,134)     (943)
  Increase in statutory rate
   on deferred taxes                -        357         -
  Investment tax credits         (488)      (289)     (288)
  Other--net                       43       (175)     (185)
			      ------------------------------
Provision for federal
  income tax                  $ 2,468    $ 5,148   $ 4,026
			      ==============================

	Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

				   1994        1993
				----------------------
Deferred Tax Liabilities:
  Deferred insurance policy
    acquisition costs            $12,665      $ 9,660
  Accelerated depreciation         5,965       14,339
  Unrealized gain on
    marketable securities          1,580        5,984
  Investment tax credits           1,299        1,787
  Other                              285          446
				----------------------
    Sub-total                     21,794       32,216
				----------------------
Deferred Tax Assets:
  Unearned insurance premiums      9,373        7,194
  Pension expense                  1,902        1,324
  Insurance losses                 1,260        1,055
  Other                            2,505        2,419
				----------------------
Sub-total                         15,040       11,992
				----------------------
Deferred federal income tax      $ 6,754      $20,224
				======================

	The cumulative effect of adopting SFAS No. 109 on the Company's 1993 financial statements was to increase income and to decrease the deferred federal income tax liability by $4,867,000.


8.      REINSURANCE ACTIVITY
	Premiums assumed on certain reinsurance contracts are recorded based on records supplied by the ceding companies. A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows:

		/-------------Thousands of Dollars-------------/
		 Direct       Assumed       Ceded        Net
		------------------------------------------------
1994
  Written       $263,250      $11,836      $(39,689)   $235,397
  Earned         235,299        7,711       (38,433)    204,577

1993
  Written       $203,577      $14,134      $(37,704)   $180,007
  Earned         180,759       14,624       (31,530)    163,853

1992
  Written       $162,749      $ 6,487      $(25,217)   $144,019
  Earned         146,978        6,822       (20,937)    132,863

1994 MIDLAND ANNUAL REPORT PAGE 24

9.      BENEFIT PLANS
	The Company has pension plans which provide for the payment of annual benefits to substantially all employees upon retirement. Such benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.
      Total pension cost was $896,000 in 1994, $642,000 in 1993 and $518,000 in
1992. Included in the above amounts is a supplemental pension expense of $259,000 in 1994, $138,000 in 1993 and $119,000 in 1992. These amounts represent expenses accrued for supplemental pension benefits in excess of Internal Revenue Code Section 415 limitations.

	The following table sets forth the plans' funded status (amounts in
000's):
					     1994          1993
					  -------------------------
Actuarial present value of benefit
  obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $14,534 in 1994 and
     $11,687 in 1993                      $15,115         $12,190
					  =========================
   Projected benefit obligation for
     service rendered to date             $20,169         $16,120
Plan assets at fair value, primarily
  U.S. bonds and listed stocks             14,583          15,537
					  -------------------------
Plan assets less than projected
  benefit obligation                       (5,586)           (583)
Unrecognized net assets at
  January 1, 1987 being
  recognized over 18 years                 (1,576)         (1,738)
Unrecognized prior service cost                48              52
Unrecognized net loss (gain)                4,094            (134)
					  -------------------------
Pension liability included in
  Other Payables and Accruals             $(3,020)        $(2,403)
					  =========================

	Net pension cost included the following (amounts in 000's):

				      1994       1993       1992
				    ------------------------------
Srvice cost--benefits
  earned during the year            $   725     $  541    $   505
Interest cost on projected
  benefit obligation                  1,216      1,160      1,019
Actual return on plan
  assets--(gain)                        315     (1,705)      (982)
Net amortization and
  deferral                           (1,619)       508       (143)
				    ------------------------------
Net periodic pension
  plan cost                         $   637     $  504    $   399
				   ===============================

	In 1992, the Company provided a special one-time early retirement program for those employees who met certain age and years of service criteria. The 1992 pension plan expense associated with this program was $677,000 which was in addition to the net periodic pension plan cost referred to previously.
	The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were respectively 8% and 6%, in 1994 and 1992 and 7-1/4% and 5-1/2%, in 1993. The expected long-term rate of return on assets was 8% in all three years.

10.     STOCK OPTION AND AWARD PLANS
	The Company has various plans which provide for the granting of options and common stock to key employees and independent directors of the Company and its subsidiaries.
	Under the Company's stock option plans, all of the outstanding stock options at December 31, 1994 were non-qualified options, all were exercisable and, generally, had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Stock options not exercised expire periodically through year 2003. A summary of stock option transactions follows:
		       1994               1993               1992
		  ---------------------------------------------------------
			    Avg.               Avg.               Avg.
		  (000's)  Option    (000's)  Option    (000's)  Option
		  Shares   Price     Shares   Price     Shares   Price
		  ---------------------------------------------------------
Outstanding,
  beginning
  of year           218    $24.67      219    $23.52      243    $23.46
Exercised            (2)    20.81       (9)    22.35      (21)    22.83
Expired               -         -       (2)    38.56       (3)    23.13
Granted               -         -       10     50.13        -         -
		  ---------------------------------------------------------
Outstanding,
  end of year       216    $24.69      218    $24.67      219    $23.52
		  =========================================================

	The Company implemented a restricted stock award program during 1993. Under this program, awards of the Company's common stock will vest over an incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 32,000 shares were awarded under this program and 31,000 shares remain outstanding at December 31, 1994. The value of the award is being amortized as compensation expense over a five year vesting period.

1994 MIDLAND ANNUAL REPORT PAGE 25

11.     INSURANCE LOSS RESERVES
	Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim drafts issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

				  1994        1993         1992
			       ----------------------------------
Balance at January 1           $ 33,964    $ 23,185     $ 22,744
  Less reinsurance
   recoverables                   6,220       2,780        3,652
			       ----------------------------------
Net Balance at January 1         27,744      20,405       19,092
			       ----------------------------------
Incurred related to:
  Current year                  114,511      86,637       67,364
  Prior years                    (2,076)     (1,980)      (1,929)
			       ----------------------------------
Total incurred                  112,435      84,657       65,435
Paid related to:               ----------------------------------
  Current year                   93,014      65,588       53,185
  Prior year                      9,684      11,730       10,937
			       ----------------------------------
Total paid                      102,698      77,318       64,122
			       ----------------------------------
Net Balance at December 31       37,481      27,744       20,405
  Plus reinsurance
   recoverables                  14,597       6,220        2,780
			       ----------------------------------
Balance at December 31         $ 52,078    $ 33,964     $ 23,185
			       ==================================

	The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1994, 1993 and 1992 were approximately $20,231,000, $21,077,000, and $6,453,000, respectively.

12.     CONTINGENCIES
	M/G Transport Services, Inc. is the subject of a criminal prosecution and related civil litigation concerning the alleged disposal of bilge water and other refuse from vessels on the inland waterways. M/G Transport is litigating these issues and the outcome cannot be reasonably estimated at this time.

13.     INDUSTRY SEGMENTS
	The Company's operations are classified into four industry segments. Listed below is the financial information required to be reported for each segment. No single customer accounted for 10% or more of consolidated revenues during the last three years. Interest expense directly related to finance operations has been included in the determination of operating profit of the finance and other segment. Interest expense includes intercompany interest not eliminated for purposes of segment reporting.

				Thousands of Dollars
			     1994        1993       1992
			   --------------------------------
Total segment revenues
Insurance                  $220,382    $179,310   $145,476
Transportation               53,190      53,255     47,247
Sportswear                   41,928      34,702     32,620
Finance and other             6,035       5,681      4,295
Intersegment revenues        (5,620)     (5,281)    (4,134)
			   --------------------------------
    Total                  $315,915    $267,667   $225,504
			   ================================

Operating profit
Insurance                  $ 16,032    $ 23,662   $ 18,526
Transportation                5,370       3,232      1,236
Sportswear                   (2,348)     (2,663)     2,248
Finance and other             1,568       1,512      1,607
Interest expense             (5,952)     (5,279)    (5,145)
Unallocated corporate
  expenses                   (2,783)     (2,211)    (2,467)
			   --------------------------------
    Total                  $ 11,887    $ 18,253   $ 16,005
			   ================================

Acquisition of fixed assets
Insurance                  $      -    $      -   $      -
Transportation                6,846      14,657      7,758
Sportswear                      583       1,702      1,903
Finance, corporate
  and other                  12,130      10,995      7,947
			   --------------------------------
    Total                  $ 19,559    $ 27,354   $ 17,608
			   ================================

Depreciation and amortization
Insurance                  $      -    $      -   $      -
Transportation                5,773       6,434      6,435
Sportswear                    1,078         973        620
Finance, corporate
  and other                   3,758       2,884      2,095
			   --------------------------------
    Total                  $ 10,609    $ 10,291   $  9,150
			   ================================

Identifiable assets
Insurance                  $377,109    $300,708   $231,360
Transportation               52,534      87,654     79,697
Sportswear                   17,264      23,932     21,390
Finance, corporate
  and other                  53,769      59,163     46,932
Intersegment receivables    (18,130)    (21,235)   (19,677)
			   --------------------------------
    Total                  $482,546    $450,222   $359,702
			   ================================

1994 MIDLAND ANNUAL REPORT PAGE 26

14.     SHAREHOLDERS' EQUITY
	The Midland Company has 5,000,000 shares of common stock authorized without par value (stated value of $.25 a share), including 778,000 shares reserved for issuance under the Company's stock option and award plans. The Company has also authorized 500,000 shares of preferred stock, without par value, none of which have been issued.
	Covenants included in the borrowing agreements of M/G Transport Services, Inc. limit its payment of dividends to The Midland Company. Under the most restrictive of such covenants, $10,000,000 of its net assets was not available for distribution to the Company at December 31, 1994.
	The insurance operations are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies, as determined by the laws of the domiciliary states. Under these restrictions the maximum dividends that may be paid to the Company from its insurance subsidiaries in 1995 without regulatory approval is approximately $8,000,000; such subsidiaries paid actual cash dividends of $4,000,000 in 1994 and $3,000,000 in both 1993 and 1992.
	Net income as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries was $3,616,000, $10,337,000 and $10,299,000 for 1994, 1993 and 1992, respectively. Shareholders' equity on the same basis was $96,863,000 and $78,236,000 at December 31, 1994 and 1993.
The 1994 statutory basis shareholders' equity includes $20 million of paid-in capital funded with long-term debt referred to in Note 6.

	Activity in the Shareholders' equity accounts is summarized as follows (amounts in 000's):

					    Net
					 Unrealized            Unvested
		    Additional            Gain on             Restricted
	     Common  Paid-In   Retained  Marketable Treasury    Stock
	     Stock   Capital   Earnings  Securities  Stock      Award    Total
	    --------------------------------------------------------------------
Balance,
 January 1,
 1992          $911   $14,030  $ 97,156   $ 4,280   $(14,653)          $101,724
Net Income                       11,979                                  11,979
Purchase of
 treasury stock                                       (2,654)            (2,654)
Cash dividends
 declared                        (1,489)                                 (1,489)
Exercise of
 stock options            (38)                           505                467
Changes in
 unrealized gain
 on investments,
 net of tax                                 1,556                         1,556
	   ---------------------------------------------------------------------
Balance,
 December
 31, 1992       911    13,992   107,646     5,836    (16,802)           111,583
Net income                       17,972                                  17,972
Purchase
 of treasury
 stock                                                  (799)              (799)
Cash dividends
 declared                        (1,623)                                 (1,623)
Exercise of
 stock options            (28)                           243                215
Changes in
 unrealized gain
 on investments,
 net of tax                                  (187)                         (187)
Restricted stock
 awards                   656                            794  $(1,450)      -
Amortization of
 unvested
 restricted stock
 awards                                                           290       290
Effect of change
  in accounting
  for marketable
  securities                                5,659                         5,659
	   ---------------------------------------------------------------------
Balance,
 December 31,
 1993           911    14,620   123,995    11,308    (16,564)  (1,160)  133,110
Net income                        9,419                                   9,419
Purchase of
 treasury
 stock                                                  (118)              (118)
Cash
 dividends
 declared                        (1,739)                                 (1,739)
Exercise of
 stock options             (7)                            39                 32
Changes in
 unrealized gain
 on investments,
 net of tax                                (8,554)                       (8,554)
Amortization
 and
 cancellation
 of unvested
 restricted
 stock awards              (6)                            (5)     298       287
	   ---------------------------------------------------------------------
Balance,
December 31,
1994           $911    $14,607  $131,675    $2,754   $(16,648)  $(862) $132,437
	   =====================================================================

1994 MIDLAND ANNUAL REPORT PAGE 27

		   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Cincinnati, Ohio

To the Shareholders of The Midland Company:

	We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1994 in conformity with generally accepted accounting principles.
	As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for debt and equity securities to conform with Statement of Financial Accounting Standards (SFAS) No. 115 effective December 31, 1993 and its method of accounting for income taxes to conform with SFAS No. 109 effective January 1, 1993.


				       s/Deloitte & Touche
				       February 16, 1995


			      MANAGEMENT'S REPORT

	The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with generally accepted accounting principles. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.
	In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains a comprehensive internal control structure which is supplemented by a program of internal audits. Management believes that the Company's internal control structure is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.
	The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants, in accordance with generally accepted auditing standards, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.
	The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.


				       s/John I. Von Lehman
				       Vice President, Treasurer and
				       Chief Financial Officer

1994 MIDLAND ANNUAL REPORT PAGE 29

				 QUARTERLY DATA


THE MIDLAND COMPANY AND SUBSIDIARIES

		       1st Quarter     2nd Quarter    3rd Quarter    4th Quarter
---------------------  -----------     -----------    -----------    -----------
	1994
	----
Revenues              $ 69,442,000    $ 74,883,000   $ 85,118,000   $ 86,472,000
Net income (loss)          810,000        (549,000)     3,914,000      5,244,000
Earnings (loss) per
 common share                  .26            (.17)          1.28           1.72
Dividends per
 common share                 .145            .145           .145           .145
Price range of common
 stock (AMEX)          38 - 45 1/8     34 3/4 - 39    34 1/4 - 38    38 - 43 3/4


	1993
	----
Revenues              $ 58,297,000    $ 62,806,000   $ 75,716,000   $ 70,848,000
Net income               6,175,000(a)    4,005,000      5,147,000      2,645,000
Earnings per
 common share                 2.00(a)         1.31           1.67            .87
Dividends per
 common share                 .135            .135           .135           .135
Price range of common
 stock (AMEX)        44 7/8-50 5/8   39 3/4-48 1/8  40 1/2-45 1/4  41 3/8-47 1/2

(a) Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993.

			       OTHER INFORMATION


TRANSFER AGENT AND REGISTRAR            INDEPENDENT AUDITORS
Society National Bank                   Deloitte & Touche LLP
P.O. Box 6477                           250 East Fifth Street
Cleveland, Ohio 44101                   Cincinnati, Ohio 45202

GENERAL AND TAX COUNSEL
Cohen, Todd, Kite & Stanford
525 Vine Building
Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 A.M. on Thursday, April 13, 1995 at the Company's offices, 537 E. Pete Rose Way, Cincinnati, Ohio 45202.

COMMON STOCK
The number of holders of common stock at December 31, 1994 was 736. The Company's common stock is registered on the American Stock Exchange.

FORM 10-K
A copy of the Company's 1994 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company - Attention:
Secretary.