Form 10-K, Exhibit 13
period 1995-12-31
MIDLAND CO
filed 1996-03-29
CIK 66025

1995 MIDLAND ANNUAL REPORT - INSIDE FRONT COVER

			     THE MIDLAND COMPANY


Midland was founded in 1938 as a consumer finance company by the late J. Page Hayden, Sr. and H. R. LaBar. Today, Midland has three primary subsidiaries - Insurance, Transportation and Sportswear. Midland is a publicly traded company on the American Stock Exchange (MLA).

		    American Modern Insurance Group, Inc.

American Modern Insurance Group (AMIG) consists of six property and casualty companies and two credit life companies. Licensed in all 50 states, AMIG has traditionally specialized in writing physical damage insurance and related coverages on manufactured housing and recently has expanded to other areas of insurance including Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.


			 M/G Transport Services, Inc.

M/G Transport currently charters barges and brokers freight for the movement of commodities on the inland waterways. M/G owned 259 barges and four towboats at December 31, 1995. The barges are used in the brokerage operation and the towboats are chartered to outside companies.


			  CS Crable Sportswear, Inc.

CS Crable is a "value-added" manufacturer of high quality appliqued, embroidered and imprinted apparel specializing in the design and marketing of branded and licensed sportswear. CS Crable's designs feature major colleges and universities, professional leagues, lifestyle and specialty licensed and non-licensed programs.

1995 MIDLAND ANNUAL REPORT - PAGE 2
			      Chairman's Letter

	The Midland Company's net income for 1995 was $9,552,000, $3.11 per share, on revenues of $350,960,000. Net income for 1994 was $9,419,000, $3.09 per share, on revenues of $315,411,000. For the fourth quarter of 1995, net income was $2,622,000, $.85 per share, on revenues of $93,148,000, as compared to net income of $5,244,000, $1.72 per share, on revenues of $85,968,000 for the fourth quarter of 1994.
	Your Company, while faced with many difficult issues during 1995, ended the year well positioned for the future. Each of Midland's three major subsidiaries absorbed unusual expenses during 1995 that should not continue at the same level in 1996. These situations are discussed in more detail in the following pages of this year's annual report.
	We are pleased to report that Midland's Board of Directors, at its March 1995 meeting, approved an increase in the cash dividends to shareholders from 58 cents to 62 cents per common share. This marks the ninth consecutive year that Midland's dividend has increased. At its December meeting, the Board approved a dividend reinvestment plan available to all shareholders beginning with dividends payable in the first quarter of 1996.
	The book value of Midland's stock was $51.85 per share as of December 31, 1995, compared to $44.19 at December 31, 1994. This represents an increase of 17 percent. Profitable operating results, along with an almost $17,000,000 increase in the unrealized gain on marketable securities, added over $24,000,000 to Midland's shareholders' equity. The Company also attained record levels of assets and revenues during 1995.
	American Modern Insurance Group, Inc. (AMIG), the Company's insurance subsidiary, concluded the most successful year in the Company's history. Net premiums written increased 21% in 1995 as compared to 1994 with underwriting profits of the insurance operating subsidiaries increasing over 140% during the same period. AMIG's growth was a result of increased penetration in all of our major product lines as well as from expansion into other areas of insurance.
	AMIG's combined ratio (the ratio of losses and expenses to premiums earned) was 97.2% in 1995, considered excellent by industry standards. This is the sixth

THIS PAGE INCLUDES A PHOTOGRAPH OF J.P. HAYDEN, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND MICHAEL J. CONATON, PRESIDENT AND CHIEF OPERATING OFFICER.

1995 MIDLAND ANNUAL REPORT - PAGE 3

consecutive year that AMIG's combined ratio has been less than 100%. These results for 1995 were exceptionally strong given the fact that during 1995 the insurance industry encountered the largest amount of catastrophic losses ever reported for a fourth quarter period. Further, the year as a whole ranks as the third worst in history for natural disasters.
	Investment income for AMIG also reached record levels in 1995, increasing 58 percent over 1994. AMIG's investment portfolio grew to $358,939,000 at December 31, 1995, an increase of 34 percent from the prior year end. AMIG's investment portfolio remains conservatively invested in equity and high quality fixed income securities. The portfolio contains no bonds below investment grade or any investments in real estate. AMIG realized pre-tax capital gains of approximately $2,375,000 in 1995 and $2,190,000 in 1994.
	M/G Transport Services, Inc., Midland's transportation subsidiary, successfully concluded its first full year operating primarily as a freight broker after the sale of approximately two-thirds of its equipment in December of 1994. Operating results for 1995, after absorbing unusually high litigation costs, were comparable to the full year of 1994.
	The river transportation industry experienced a noticeable improvement in both freight rates and demand for equipment during 1995. M/G's freight brokerage operation benefited from this trend in 1995 and we foresee continued strength into 1996. Management has committed to the purchase of 70 open-hopper barges with delivery scheduled for 20 barges in 1996 and 50 barges in 1997. In January 1996, M/G exchanged two of its four towboats as the primary consideration for the 20 barges scheduled for delivery in 1996.
	CS Crable Sportswear, Inc., your Company's sportswear subsidiary, dramatically revamped its overall operations during 1995. At mid-year 1995, Management was fortunate to obtain the services of Mr. Richard K. Queen as President and Chief Operating Officer.
	Under his direction, CS Crable has revamped its product line, changed its sourcing procedures, employed new designs and fabrics and expanded its sales force and overall geographic coverage within the U.S. At the same time, Mr. Queen has reduced CS Crable's overall staff and the Company's inventory to the lowest level in over four years while placing CS Crable on a path to increase gross sales.
	It is Management's belief that CS Crable's 1996 results will reflect strong overall operating improvements. By year end, CS Crable should be well positioned to compete aggressively in its chosen niche areas of the sportswear industry.
	The Midland Company, in October 1995, moved into its new corporate headquarters and training center. Constructed on a campus-like setting in an eastern suburb of Cincinnati, Ohio, these facilities will allow the Company to grow and prosper well into the next century.
	As we enter 1996, Management is confident that The Midland Company is well positioned for continued growth in revenues and profits. Our reputation for quality and service should help contribute to this growth.
	We know that a company cannot be any better than the collective talents of its people and the support it receives from them. With that in mind, we would like to take this opportunity to thank all of our associates for their continued support and loyalty to the Company. At the same time, we wish to extend our sincere thanks and appreciation to all those lending institutions who have participated in our growth and, most particularly, to thank you, our loyal shareholders, for your confidence in us.

				Sincerely yours,

				S/J. P. Hayden, Jr.

				J. P. Hayden, Jr.
				Chairman

				February 15, 1996

1995 MIDLAND ANNUAL REPORT - PAGE 4

		    AMERICAN MODERN INSURANCE GROUP, INC.

	We are pleased to report that 1995 was a record setting year for American Modern Insurance Group, Inc. (AMIG), a holding company licensed in all 50 states through its six property and casualty and two life companies.
	The operating profits and revenues of the property and casualty companies reached all-time highs in 1995. Net premiums written increased by approximately 21% over 1994 with net underwriting income increasing over 130%. Even with the severe weather that occurred during the year, especially the spring hail storms in Texas and the incredible Atlantic hurricane season, the year-end loss ratio was 52%. This excellent result helped produce an overall combined ratio (the ratio of losses and expenses to premiums earned) of 97.2%. American Modern Insurance Group has produced a combined ratio of less than 100% for six consecutive years.
	AMIG's premium growth was spread across all of our major product lines. We continued to experience growth in our traditional physical damage insurance and related coverages for manufactured housing, most particularly in insurance generated through the manufactured homes dealer network. Our value added software programs and instructional courses designed to assist dealers in the writing of their finance and insurance packages have made us a preferred business partner in this channel of distribution. We also experienced growth in our other personal lines insurance products such as Site Built Dwellings and Watercraft. The Watercraft products continued their strong growth in 1995, with premiums increasing over 50% for the third consecutive year. This continued growth, which includes Personal Watercraft insurance, has positioned us as one of the leading insurance carriers in the industry. The Financial Services Division continues to expand and add to our product diversification. Several new product initiatives began to

THIS PAGE INCLUDES A FIVE YEAR COMBINED RATIO BAR CHART WITH THE FOLLOWING DATA:

	  1991      96.9%
	  1992      94.6%
	  1993      93.9%
	  1994      98.5%
	  1995      97.2%

THIS PAGE ALSO INCLUDES THE FOLLOWING TEXT: American Modern Insurance Group achieved record levels of profitablity, net premiums written and total assets in 1995.

1995 MIDLAND ANNUAL REPORT - PAGE 5

emerge in 1995, most notably the division's new Retail Services and Emerging Markets groups. These groups are developing a variety of credit related coverages and non-traditional insurance products with historically high margins and limited catastrophe exposure.
	Continued emphasis on our life insurance operations resulted in net premiums written increasing by approximately 44% over 1994. Significant effort has been devoted to gaining admission into additional states and we expect continued growth in this area over the years ahead.
	Ameritrac, American Modern Insurance Group's loan and lease tracking service, monitors portfolios for financial and leasing institutions and places physical damage coverage on site built homes, manufactured homes, automobiles and other loan collateral on which the borrower has not provided proof of insurance. Ameritrac has expanded its services to include both escrow and tax payment tracking for clients with a mortgage portfolio, a direct mail service and a service for converting an agent's manufactured home portfolio to AMIG from its current carrier.
	The Commercial Lines Division, consisting primarily of mobile home park and dealer insurance and a variety of program business, continues to mature according to plan. Our plans remain ambitious for continued growth in the commercial lines area.
	The American Modern Insurance Group places a strong emphasis on the management of exposure due to hurricanes and earthquakes. We are working with an outside consulting firm on the refinement of a sophisticated system to track the Company's exposure to natural

THIS PAGE INCLUDES A PHOTOGRAPH OF JOHN W. HAYDEN, PRESIDENT AND CHIEF OPERATING OFFICER OF AMERICAN MODERN INSURANCE GROUP AND THOMAS J. ROHS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF AMERICAN MODERN INSURANCE GROUP.

1995 MIDLAND ANNUAL REPORT - PAGE 6

catastrophes. The premium increases we have achieved in 1995 have not come at the expense of the Company's continuing commitment to its risk management discipline.
	Our Company's Claims Department remains committed to providing policyholders superior service. In 1995, we increased the number of staff adjusters by 38% over 1994. This expansion helps us move ever closer to our customers and handle claims in a more timely and efficient manner. In fact, during the year, approximately 86% of all claims were settled within 30 days of being reported.
	Certainly one of the highlights and most exciting events of 1995 was the relocation to our new corporate headquarters located in Amelia, Ohio. A variety of work flow enhancements have been made in several of our key operating areas. Our employees have been invigorated by the relocation to the new facility and are more committed than ever to delivering quality products and superior service to our customers.
	As always, we remain focused on our company-wide commitment to excellence. An example of this commitment can be found in the Company's emphasis on employee training and development. In addition to our new corporate headquarters, we are fortunate to have a new training facility in which to further the education and development of our employees. A manager of education and development has been hired to help identify, prioritize and coordinate these organizational needs. The training and development units within our personal lines operation and claims department continue to be key areas responsible for the success of the American Modern Insurance Group.
	Our Company's ultimate commitment to excellence during 1995 was the participation by all AMIG employees in an extensive three-day Excellence Training Program. During these three days, all employees were trained in ways to improve interpersonal communication skills,

THIS PAGE INCLUDES TWO FIVE YEAR BAR CHARTS WITH THE FOLLOWING DATA (AMOUNTS IN 000'S):

	 AMIG NET WRITTEN PREMIUMS       AMIG NET INVESTMENT INCOME

1991             $124,156                        $10,559
1992              144,642                         11,326
1993              182,884                         13,631
1994              240,348                         12.999
1995              291,808                         19,455

1995 MIDLAND ANNUAL REPORT - PAGE 7

enhance problem solving ability and apply the quality improvement process. As we move into the future, all new employees will have the benefit of participating in this program. We view this commitment to excellence as vital to the Company's ongoing success.
	Once again we have made strides in increasing our customer awareness. With the addition of a director of marketing research, we are administering focus groups and customer satisfaction surveys in an effort to get more in touch with our customers' expectations and desires. We are using the results of this research to offer products and services that meet and exceed the needs of our valued customers.
	Advances in automation and technology have led, and will continue to lead, to service improvements as well. A few of the enhancements being implemented include upgrades within the commercial lines system, further automation of the claims adjustment process and the electronic imaging of documents. We firmly believe that investment in technology will provide us with a long-term competitive advantage.
	The American Modern Insurance Group's investment portfolio continues to be conservatively invested in high quality fixed income and

THIS PAGE INCLUDES A PHOTOGRAPH OF ROBERT E. HILLIARD, SENIOR VICE PRESIDENT OF AMERICAN MODERN INSURANCE GROUP AND RONALD L. CRIPPEN, SENIOR VICE PRESIDENT OF AMERICAN MODERN INSURANCE GROUP.

THIS PAGE ALSO INCLUDES THE FOLLOWING TEXT: AMIG's combined ratio for 1995 was less than 100 percent for the sixth consecutive year, demonstrating a commitment to sound underwriting policies.

1995 MIDLAND ANNUAL REPORT - PAGE 8

equity securities. There are no investments in real estate or derivative products. The fixed income portfolio maintains a weighted average quality of approximately AA to AAA and the current average maturity of the fixed income portfolio is approximately 4.7 years. The value of the portfolio has continued to grow through the generation of significant cash flow from operations as well as investment income on the portfolio. In addition, the portfolio generated approximately $2,375,000 in net pre-tax capital gains in 1995.
	We would like to thank our many business partners and acknowledge the impact of their contributions to the Company's success. We are committed to excellence and believe we will be successful in earning your continued support. We would also like to thank all of the employees of American Modern Insurance Group, for without their dedication to excellence our continued success would not be possible.

THIS PAGE INCLUDES A PHOTOGRAPH OF KENNETH G. BOBERG, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF AMERICAN MODERN INSURANCE GROUP AND CHARLES J. JENKINS, SENIOR VICE PRESIDENT OF AMERICAN MODERN ISURANCE GROUP.

THIS PAGE ALSO INCLUDES THE FOLLOWING TEXT: AMIG's ultimate commitment to excellence during 1995 was the participation by all employees in an extensive three-day Excellence Training Program.

1995 MIDLAND ANNUAL REPORT - PAGE 9

		    American Modern Insurance Group, Inc.
			     Investment Portfolio


THIS PAGE INCLUDES TWO FIVE YEAR TOTAL RETURN BAR CHARTS WITH THE FOLLOWING
DATA:

			Bonds & Notes
		      Pretax  After Tax       Equities
     ---------------------------------------------------
	 1991         13.1%      9.1%           31.5%
	 1992          7.2       5.4             7.1
	 1993          8.9       6.4             7.8
	 1994         (0.8)      0.1             1.3
	 1995         13.4       9.2            31.3

				1995      1994      1993       1992       1991
			     ---------------------------------------------------
MARKET VALUES (000's)
  Bonds and Notes:
    Governments              $152,942  $ 99,486  $ 72,477   $ 75,200   $ 76,333
    Municipals                 92,904    62,951    64,998     53,514     36,047
    Corporate                  35,347    30,598    10,977      8,101     10,788
    Cash Equivalents           31,941    43,782    43,838     28,442     20,800
			     ---------------------------------------------------
      Total                   313,134   236,817   192,290    165,257    143,968

  Equity Securities            40,716    26,643    23,462     22,514     19,628
  Accrued Interest and
   Dividends                    5,089     3,654     2,855      2,921      2,587
			     ---------------------------------------------------
     Total                   $358,939  $267,114  $218,607   $190,692   $166,183
			     ===================================================
AVERAGE MATURITY
  OF BONDS AND NOTES (years)      4.7       4.1       3.4        4.1        4.0
			     ===================================================
The average quality rating of the portfolio was AA to AAA for all the years presented.

1995 MIDLAND ANNUAL REPORT - PAGE 10

			 M/G TRANSPORT SERVICES, INC.

	M/G Transport Services, Inc., Midland's transportation division, operates a fleet of 259 barges. M/G, at December 31, 1995, also owned four towboats that were operated by other companies in the industry through long-term charter agreements. The barges are utilized mainly by M/G's brokerage operation for the placement of freight in the movement of dry bulk commodities such as petroleum coke, iron ores, logs, fertilizers, sugar, aggregates, etc.
	M/G Transport's financial performance in 1995 marked a rebound from previous years when depressed freight rates negatively affected profits. Increased demand for barge capacity in the industry has positively affected freight rates. M/G's 1995 gross revenues from the retained brokerage operations increased 55% in 1995 compared to 1994. The related gross tonnage moved increased 55% over this same period. As previously reported, M/G sold approximately two-thirds of its assets in December of 1994.
	The restructuring actions taken by M/G Transport in 1994 have enabled us to achieve the results reported in 1995. The management team continues to believe that M/G's operations should continue to provide excellent returns. We are confident that we have the plans and

THIS PAGE INCLUDES A PHOTOGRAPH OF THOMAS C. TERRELL III, PRSIDENT MGT SERVICES, INC. AND J. KEVIN JENNINGS, EXECUTIVE VICE PRESIDENT, MGT SERVICES, INC.

THIS PAGE ALSO INCLUDES THE FOLLOWING TEXT: M/G Transport achieved a very favorable level of profitability in its first full year operating primarily as a freight broker.

1995 MIDLAND ANNUAL REPORT - PAGE 11

personnel in place to accomplish such results.
	In light of this optimism, M/G Transport has committed to purchase 20 open-hopper barges valued at $5,700,000 slated for delivery in the summer of 1996. In January, 1996, M/G exchanged two of its towboats as the primary consideration for the purchase of these barges. In addition, M/G has committed to the delivery of an additional 50 open-hopper barges, valued at $14,000,000, scheduled for delivery in the summery of 1997. We believe these equipment acquisitions are necessary to upgrade and modernize our fleet so as to further position ourselves for growth and development in the river transportation industry.
	Over the long term, Management feels M/G Transport is well positioned to build its earnings power as the market returns to normal conditions. Management also continues to explore the possibility of further expansion through the acquisition of similar or other business interests that would add solid growth and financial stability to M/G Transport Services, Inc.
	We would like to thank all of the M/G Transport staff for their determination and dedication throughout the year. M/G Transport's future success will be directly attributable to the efforts and hard work of the entire staff.

THIS PAGE INCLUDES A PHOTOGRAPH OF JACK L. LORDO, VICE PRESIDENT M/G TRANSPORT SERVICES, INC., J. P. HAYDEN III, PRESIDENT AND CHIEF OPERATING OFFICER M/G TRANSPORT SERVICES, INC. AND RAYMOND R. LUDMANN, TREASURER M/G TRANSPORT SERVICES, INC.

1995 MIDLAND ANNUAL REPORT - PAGE 12

			  CS CRABLE SPORTSWEAR, INC.

	CS Crable Sportswear, Inc., Midland's wholly-owned sportswear subsidiary, is a "value-added" manufacturer of high-quality appliqued, embroidered and imprinted apparel that specializes in the design and marketing of branded and licensed sportswear. The Company is recognized as an innovator in garment and graphic designs.
	The CS Crable brand is well regarded for the high-quality and value of its sportswear. Emphasis has been placed on designs featuring major colleges and universities, professional leagues, lifestyle and specialty licensed and non-licensed programs. CS Crable markets its products with Company and independent sales representatives located throughout the United States.
	The Company has responded well to a very volatile market in 1995 characterized by a soft retail environment and substantial competitive activity and has completed the year well positioned for future growth and profitability. CS Crable achieved a substantial reduction (37%) in total inventory and ended the year with its lowest inventory position in four years. Inventory liquidation over the past two years has reduced inventories over 55%, providing a sound financial basis for renewed growth.
	Management has undertaken several major business initiatives in 1995 to strengthen the management team and bolster our ability to be a major competitor in the market. We are pleased that Mr. Richard K. Queen has joined the Company as President and Chief Operating Officer. Mr. Queen brings many years of executive management experience in the apparel industry to CS Crable.

THIS PAGE FEATURES A PHOTOGRAPH OF VARIOUS CS CRABLE SPORTSWEAR GARMENTS DISPLAYED IN THE COMPANY'S SHOWROOM.

THIS PAGE ALSO INCLUDES THE FOLLOWING TEXT: CS Crable's management initiatives and reduced inventory levels have positioned the Company for improved operating performance in 1996.

1995 MIDLAND ANNUAL REPORT - PAGE 13

With his leadership, CS Crable Sportswear is positioning itself to return to strong profitability in a very dynamic and competitive marketplace.
	The development of a new business planning process, as well as a review and reengineering of our business practices and policies, including the implementation of a new state-of-the-art information system, are well underway. A profitability analysis and review of all major business programs has prompted the discontinuation of several non-performing licenses and a repositioning of some other programs. Major League Baseball and Pebble Beach remain as substantial contributors to our business and are integral to our long-term business direction. The Company is also committed to exploring new licenses to complement existing lines and to expand and diversify into other channels of distribution.
	Continued emphasis will be placed on establishing unique products and brands for each channel of distribution while positioning each CS Crable brand as the highest quality, best value brand in its respective market. Management is focused on product and channel diversification and brand development. Two new programs, Crable Classics and Wolf Athletic, are in development for release in the Fall of 1996, and are expected to provide significant growth in 1997. Also, Johnny Xtreme, CS Crable's attitude brand, has been redeveloped for introduction with "mass" retailers.
	The Management of CS Crable Sportswear would like to extend its appreciation to all our employees for their ongoing dedication and hard work. The accomplishments of this past year would not have been possible without their positive attitude and professionalism. In addition, we would like to take this opportunity to express our gratitude to our many loyal suppliers, retailers and licensors for their continued support and partnership. We remain dedicated to providing our customers with the best valued, premium sportswear through the highest standards in innovation, quality and service.

THIS PAGE INCLUDES A PHOTOGRAPH OF THOMAS R. HAYDEN, VICE PRESIDENT CS CRABLE SPORTSWEAR, RICHARD K. QUEEN, PRESIDENT AND CHIEF OPERATING OFFICER CS CRABLE SPORTSWEAR, GARY R. MASSA, VICE PRESIDENT CS CRABLE SPORTSWEAR AND KEITH E. COTTRELL, VICE PRESIDENT CS CRABLE SPORTSWEAR.

1995 MIDLAND ANNUAL REPORT - PAGE 16

				QUARTERLY DATA

		     THE MIDLAND COMPANY AND SUBSIDIARIES

		   First Quarter  Second Quarter   Third Quarter  Fourth Quarter
		  --------------------------------------------------------------
	1995
Revenues             $75,939,000     $87,847,000     $94,026,000     $93,148,000
Net Income             3,811,000         967,000       2,152,000       2,622,000
Earnings per
 common share               1.24             .31             .71             .85
Cash dividends per
 common share               .155            .155            .155            .155
Price range of
 common stock(AMEX)       43-51   43 3/4-48 1/4   43 3/4-47 1/4       47-50 1/8

	1994
Revenues             $69,316,000     $74,755,000     $85,372,000     $85,968,000
Net income (loss)        810,000        (549,000)      3,914,000       5,244,000
Earnings (loss) per
 common share                .26            (.17)           1.28            1.72
Cash dividends per
 common share               .145            .145            .145            .145
Price range of
 common stock (AMEX)   38-45 1/8       34 3/4-39       34 1/4-38       38-43 3/4


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

1995 MIDLAND ANNUAL REPORT - PAGE 17

		     SELECTED CONSOLIDATED FINANCIAL DATA

		     THE MIDLAND COMPANY AND SUBSIDIARIES
			   Years Ended December 31,
		 1995         1994         1993             1992         1991
	    --------------------------------------------------------------------

Revenues    $350,960,000 $315,411,000 $267,164,000     $225,063,000 $202,232,000
	    ====================================================================

Net Income  $  9,552,000 $  9,419,000 $ 17,972,000(a)  $ 11,979,000 $  9,231,000
	    ====================================================================

Earnings
Per Common
Share              $3.11        $3.09        $5.85(a)         $3.98        $3.02
	    ====================================================================

Marketable
Securities  $367,054,000 $278,088,000 $224,614,000     $188,531,000 $163,145,000
	    ====================================================================

Property,
Plant and
Equipment
(net)       $ 85,849,000 $ 66,042,000 $107,892,000     $ 93,042,000 $ 85,399,000
	    ====================================================================

Total
Assets      $604,703,000 $482,546,000 $450,222,000     $359,702,000 $318,101,000
	    ====================================================================

Unearned
Insurance
Premiums    $190,948,000 $158,316,000 $118,802,000     $ 89,732,000 $ 76,963,000
	    ====================================================================

Insurance
Loss
Reserves    $ 68,347,000 $ 57,715,000 $ 42,607,000     $ 23,993,000 $ 22,733,000
	    ====================================================================

Long-Term
Debt        $ 65,456,000 $ 47,091,000 $ 56,522,000     $ 34,801,000 $ 31,730,000
	    ====================================================================

Shareholders'
Equity      $156,595,000 $132,437,000 $133,110,000     $111,583,000 $101,724,000
	    ====================================================================

Book Value
Per Common
Share             $51.85       $44.19       $44.39           $37.52       $33.69
	    ====================================================================

Cash Dividends
Per Common Share    $.62         $.58         $.54             $.50         $.46
	    ====================================================================

Common
Shares
Outstanding    3,020,000    2,997,000    2,999,000        2,974,000    3,019,000
	    ====================================================================

(a) Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993.

1995 MIDLAND ANNUAL REPORT - PAGE 18

		     MANAGEMENT'S DISCUSSION AND ANALYSIS
	       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

		     THE MIDLAND COMPANY AND SUBSIDIARIES

Reportable Segments
	The Company's operations are classified into four reportable business segments: Insurance, Transportation, Sportswear and Other. A description of these segments and comments with regard to their operations are included below. In addition, please refer to the information on the inside front cover as well as the text in the Chairman's Letter and the other information on pages 4 through 13 of the Annual Report. Such information, including the Quarterly Data presented on page 16, should also be considered a part of this analysis.
	Midland's insurance division consists primarily of six property and casualty companies and two credit life companies operating as American Modern Insurance Group (AMIG). AMIG is licensed to write business in all 50 states plus the District of Columbia. The majority of the Company's business is physical damage insurance on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowners insurance policies. Other insurance products include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.
	M/G Transport Services, Inc., Midland's transportation division, operates primarily as a freight broker. This division arranges for the movement of dry bulk commodities such as petroleum coke, iron ores, logs, fertilizers, sugar and aggregates on the lower Mississippi River and its tributaries. In 1994 and prior years, M/G Transport Services, Inc. was a traditional river transportation company involved in the affreightment of dry bulk commodities on the Ohio and Mississippi rivers and their tributaries.
	Midland's sportswear division, CS Crable Sportswear, Inc., is a value-added manufacturer of high-quality appliqued, embroidered and imprinted apparel specializing in the design and marketing of branded and licensed sportswear. CS Crable's products are marketed by Company and independent sales representatives located throughout the United States.
	The other segment consists primarily of financing activities that are considered immaterial.

Results of Operations
	American Modern Insurance Group concluded another successful year in 1995. Record levels were achieved in the areas of profitability, net written premiums and earned premiums. The profits produced by this division in 1995 were especially encouraging considering 1995 was the third worst year in history for natural disasters within the insurance industry. The past trends of solid growth and sound underwriting policies continued in 1995. Net earned premiums increased 27% in 1995 as compared to the 25% increase in 1994. Direct written premiums increased 32% in 1995 and 29% in 1994. As a result of increased reinsurance activity, significantly more premiums were ceded to reinsurers in 1995 than prior years and, as a result, net written premiums increased by 21% in 1995 compared to a 31% increase in 1994. The division's combined ratio (ratio of losses and expenses to premiums earned) was 97.2% in 1995 compared to 98.5% in 1994. These results are considered excellent by industry standards.
	The increase in insurance revenues in 1995 and 1994 was due to the overall growth of all of our existing insurance products as well as expansion into other areas of insurance. The increases in insurance losses and loss adjustment expenses and commissions and other policy acquisition expenses in 1995 and 1994 are due to the aforementioned growth in earned premiums. Also contributing to the 1994 increase in insurance losses and loss adjustment expenses was a larger amount of catastrophe losses in 1994. The 1995 increase in insurance operating and administrative expenses is due to premium growth plus higher than normal litigation costs in 1995 compared to the prior year.
	As reported previously, operating results for 1993 include in income (principally insurance) a $4.3 million pre-tax California Proposition 103 settlement adjustment and $3.7 million of pre-tax net realized gains on sale of investments (such pre-tax gains for 1995 and 1994 amounted to $2.4 million and $2.2 million, respectively).
	The transportation division successfully concluded its first full year operating solely as a freight broker. This division's profit in 1995 was comparable to 1994 and was achieved in spite of high litigation costs.
	Transportation revenues and related expenses decreased in 1995 due to the sale in December, 1994 of 67% of its equipment as well as its affreightment contracts. Transportation revenues in 1994 were comparable to the prior year while related expenses decreased in 1994 as compared to 1993 due to a stronger market in northbound freight movements. Transportation revenues directly related to freight brokerage operations actually increased in 1995 as compared to 1994 due to an increased demand for barge capacity which positively impacted affreightment rates.
	Sportswear revenues and related expenses, as well as the overall operating performance of the sportswear division, decreased in 1995 as compared to 1994. These declines were reflective of a general downturn within the entire sportswear industry which is affecting numerous companies within the industry. Reacting to this condition, CS Crable's revamped management team established a policy to sell as much excess inventory as possible and to increase its reserve for inventory obsolescence. CS Crable's inventories are now lower than they have been in the past four years.

1995 MIDLAND ANNUAL REPORT - PAGE 19

Liquidity and Capital Resources
	The Company and its finance subsidiary issue commercial paper, generally below the bank prime borrowing rates, and have $45 million of credit lines available under bank lines at costs not exceeding prime borrowing rates. Approximately $4.6 million of commercial paper, $20 million of the previously mentioned bank lines and $11 million in other short-term bank borrowings were outstanding at December 31, 1995. The Company plans to service existing debt with internally generated funds.
	Although the payment of dividends to the parent Company from the Company's subsidiaries is restricted by state regulatory agencies and/or covenants contained in debt agreements, these restrictions have not had, and are not expected to have, a significant impact on the parent Company's liquidity or its ability to meet its obligations.
	The Company completed the construction of its new corporate headquarters and training facility in late 1995. The total cost of this facility approximated $29 million. The Company's previous headquarters facility is listed for sale and the eventual proceeds derived from the sale will be used to liquidate a portion of the short-term debt.
	M/G Transport Services, Inc. has committed to the acquisition of 20 barges in 1996 for a total cost of $5.7 million. The primary consideration for this purchase will be the exchange of two of M/G Transport's towboats valued at $5 million. M/G Transport has also committed to the purchase of 50 barges in 1997 for a total cost of $14 million. It is currently anticipated that these barges will be financed with conventional long-term debt.

Changes in Financial Condition
	Marketable securities increased in 1995 and 1994 due to the cash flow from operations and investment income received from the insurance division's investment portfolio. Also contributing to the 1995 increase in marketable securities was the approximate $26 million ($17 million net of deferred federal income taxes) increase in the unrealized appreciation of these securities.
	The increases in 1995 and 1994 in accounts receivable, deferred insurance policy acquisition costs, unearned insurance premiums and insurance loss reserves are primarily attributable to the sustained growth of the Company's insurance companies.
	Sportswear inventories decreased 37% in 1995 as compared to 1994 and have decreased 55% in the last two years due to the special close-out inventory program implemented in 1994 and carried into 1995.
	Property, plant and equipment increased in 1995 due primarily to the costs associated with the Company's new corporate headquarters facility. The decrease in property, plant and equipment in 1994 was due to the transportation division's sale of approximately 67% of its river transportation equipment.
	Short-term bank borrowings and long-term debt increased in 1995 due to the financing of the Company's new corporate headquarters facility. This facility cost approximately $29 million with $20.8 million of this amount financed through long-term debt financing and the remainder financed with short-term borrowings. The 1994 decrease in the Company's current portion of long-term debt was the result of the transportation division's sale of assets in late 1994. Approximately $21 million of the proceeds from this sale was used to prepay long-term debt loans which significantly reduced the Company's current debt repayments for 1995 and beyond. Also in 1994, the Company's insurance subsidiary obtained a $40 million unsecured long-term debt facility, $20 million of which was in use at December 31, 1995 and 1994.
	The increase in other payables and accruals in 1995 is primarily related to a new reinsurance agreement entered into by our insurance division whereby funds related to ceded insurance are held in reserve rather than being released to the reinsurer. Approximately $16 million was held under this agreement at December 31, 1995.
	The 1995 increase in deferred federal income tax is due primarily to the increase in deferred taxes on the unrealized gains in the Company's marketable securities. The decrease in deferred federal income tax in 1994 was primarily due to the Company's payment of $8.5 million in previously deferred federal income taxes which became due as a result of the sale of its river transportation equipment in 1994. Also impacting the decrease in deferred federal income tax in 1994 was the decrease in the unrealized appreciation in marketable securities which decreased in 1994 due to rising interest rates which adversely affected market values of fixed income securities.
	The 1995 increase in unvested restricted stock awards was due to the new grant awarded to employees in 1995.

Impact of Inflation
	Management does not consider the impact of changing prices to be material in the analysis of the Company's overall operations.

1995 MIDLAND ANNUAL REPORT - PAGE 20

			 CONSOLIDATED BALANCE SHEETS

		     THE MIDLAND COMPANY AND SUBSIDIARIES

December 31,                                            1995            1994
						  ------------------------------
ASSETS

Cash                                               $  6,385,000    $  4,036,000
						  ------------------------------

Marketable Securities                               367,054,000     278,088,000
						  ------------------------------

Receivables:

    Accounts receivable                              94,677,000      86,413,000

    Less allowance for losses                         1,362,000       1,535,000
						  ------------------------------
	Net                                          93,315,000      84,878,000
						  ------------------------------

Inventory - Sportswear Division                       6,954,000      11,116,000
						  ------------------------------

Property, Plant and Equipment:
    Original cost                                   131,616,000     109,729,000
    Less accumulated depreciation and amortization   45,767,000      43,687,000
						  ------------------------------
	Net                                          85,849,000      66,042,000
						  ------------------------------

Deferred Insurance Policy Acquisition Costs          43,146,000      37,653,000
						  ------------------------------

Other Assets                                          2,000,000         733,000
						  ------------------------------

	Total Assets                               $604,703,000    $482,546,000
						  ==============================

See notes to consolidated financial statements.

1995 MIDLAND ANNUAL REPORT - PAGE 21

		     THE MIDLAND COMPANY AND SUBSIDIARIES

December 31,                                            1995            1994
						  ------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Notes Payable Within One Year:
    Banks                                          $ 31,000,000    $ 22,000,000

    Commercial paper                                  4,620,000       5,546,000
						  ------------------------------
	Total                                        35,620,000      27,546,000
						  ------------------------------

Accounts Payable - Trade                              5,449,000       6,232,000
						  ------------------------------

Other Payables and Accruals                          68,045,000      46,455,000
						  ------------------------------

Current Portion of Long-Term Debt                     2,986,000       2,451,000
						  ------------------------------

Unearned Insurance Premiums                         190,948,000     158,316,000
						  ------------------------------

Insurance Loss Reserves                              68,347,000      57,715,000
						  ------------------------------

Deferred Federal Income Tax                          14,243,000       6,754,000
						  ------------------------------

Long-Term Debt                                       62,470,000      44,640,000
						  ------------------------------

Shareholders' Equity:
    Common stock (issued and outstanding:
    3,020,000 shares at December 31, 1995
    and 2,997,000 shares at December 31, 1994
    after deducting treasury stock of 623,000
    shares and 646,000 shares, respectively)            911,000         911,000
    Additional paid-in capital                       15,362,000      14,607,000
    Retained earnings                               139,350,000     131,675,000
    Net unrealized gain on marketable securities     19,716,000       2,754,000
    Treasury stock (at cost)                        (16,575,000)    (16,648,000)
    Unvested restricted stock awards                 (2,169,000)       (862,000)
						  ------------------------------
	Total                                       156,595,000     132,437,000
						  ------------------------------
	Total Liabilities and Shareholders' Equity $604,703,000    $482,546,000
						  ==============================

1995 MIDLAND ANNUAL REPORT - PAGE 22

		      CONSOLIDATED STATEMENTS OF INCOME
			     AND RETAINED EARNINGS

		     THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31,                  1995          1994          1993
				     ------------------------------------------
Revenues:
    Insurance                         $282,104,000  $219,462,000  $178,404,000
    Transportation                      30,371,000    53,163,000    53,252,000
    Sportswear                          37,733,000    41,928,000    34,702,000
    Other                                  752,000       858,000       806,000
				     ------------------------------------------
	Total                          350,960,000   315,411,000   267,164,000
				     ------------------------------------------
Costs and Expenses:
    Insurance:
      Losses and loss adjustment
       expenses                        136,211,000   113,096,000    84,787,000
      Commisions and other policy
       acquisition costs                80,520,000    64,557,000    49,545,000
      Operating and administrative
       expenses                         39,475,000    26,103,000    20,919,000
    Transportation operating expenses   28,033,000    47,820,000    50,023,000
    Sportswear operating expenses       46,309,000    44,276,000    37,364,000
    Interest expense                     4,434,000     4,865,000     4,144,000
    Other operating and administrative
     expenses                            3,462,000     2,807,000     2,129,000
				     ------------------------------------------
	Total                          338,444,000   303,524,000   248,911,000
				     ------------------------------------------
Income Before Federal Income Tax and
  Cumulative Effect of Accounting
  Change                                12,516,000    11,887,000    18,253,000
Provision For Federal Income Tax         2,964,000     2,468,000     5,148,000
				     ------------------------------------------
Income Before Cumulative Effect of
 Accounting Change                       9,552,000     9,419,000    13,105,000
Cumulative Effect of Accounting Change          --            --     4,867,000
				     ------------------------------------------
Net Income                               9,552,000     9,419,000    17,972,000
				     ------------------------------------------
Retained Earnings, Beginning of Year   131,675,000   123,995,000   107,646,000

Cash Dividends Declared                 (1,877,000)   (1,739,000)   (1,623,000)
				     ------------------------------------------
Retained Earnings, End of Year        $139,350,000  $131,675,000  $123,995,000
				     ==========================================
Earnings Per share of Common Stock:
    Income Before Cumulative Effect
     of Accounting                           $3.11         $3.09         $4.27
     Cumulative Effect of Accounting Change     --            --          1.58
				     ------------------------------------------
Net Income                                   $3.11         $3.09         $5.85
				     ==========================================

Cash Dividends Per Share of Common Stock      $.62          $.58          $.54
				     ==========================================

See notes to consolidated financial statements.

1995 MIDLAND ANNUAL REPORT - PAGE 23

		    CONSOLIDATED STATEMENTS OF CASH FLOWS

		     THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31,                   1995         1994          1993
				      -----------------------------------------
Cash Flows from Operating Activities:
  Net Income                          $   9,552,000 $  9,419,000  $ 17,972,000
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
      Depreciation and amortization       8,960,000   10,609,000    10,291,000
      Increase in unearned insurance
       premiums                          32,632,000   39,514,000    19,920,000
      Increase in accounts payable and
       accruals                          20,774,000    9,921,000       995,000
      Increase in insurance loss
       reserves                          10,632,000   15,108,000    13,140,000
      Increase in net accounts
       receivable                        (9,872,000) (18,968,000)  (10,658,000)
      Increase in deferred insurance
       policy acquisition costs          (5,493,000)  (8,828,000)   (7,493,000)
      Decrease (increase) in inventory -
       Sportswear Division                4,162,000    4,852,000    (2,839,000)
      Provision (credit) for deferred
       federal income tax                (1,533,000)  (9,066,000)   (4,854,000)
      Decrease (increase) in other
       assets                            (1,267,000)     953,000       (49,000)
      Other - net                          (540,000)    (908,000)      229,000
				      -----------------------------------------
	Net cash provided by operating
	 activities                      68,007,000   52,606,000    36,654,000
				      -----------------------------------------
Cash Flows from Investing Activities:
  Purchase of marketable securities    (152,166,000)(122,895,000)  (69,956,000)
  Sale of marketable securities          44,503,000   55,899,000    52,694,000
  Acquisition of property, plant and
   equipment                            (29,204,000) (19,559,000)  (27,354,000)
  Maturity of marketable securities      27,791,000    8,372,000     4,323,000
  Decrease (increase) in cash equivalent
   marketable securities                 17,222,000   (8,166,000)  (15,332,000)
  Net decrease (increase) in finance
   receivables                            1,435,000    1,392,000    (2,227,000)
  Sale of property, plan and equipment    1,257,000   52,353,000     2,912,000
				      -----------------------------------------
	Net cash used in investing
	 activities                     (89,162,000) (32,604,000)  (54,940,000)
				      -----------------------------------------
Cash Flows from Financing Activities:
  Issuance of long-term debt             20,800,000   20,000,000    31,597,000
  Increase (decrease) in net short-term
   borrowings                             8,074,000   (8,756,000)      436,000
  Repayment of long-term debt            (2,128,000) (28,552,000)   (9,061,000)
  Dividends paid                         (1,844,000)  (1,628,000)   (1,590,000)
  Purchase of treasury stock             (1,143,000)    (118,000)     (799,000)
  Payment of capitalized lease
   obligations                             (307,000)    (879,000)     (815,000)
  Issuance of treasury stock                 52,000       32,000       215,000
				      -----------------------------------------
	Net cash provided by (used in)
	 financing activities            23,504,000  (19,901,000)   19,983,000
				      -----------------------------------------
Net Increase in Cash                      2,349,000      101,000     1,697,000

Cash at Beginning of Year                 4,036,000    3,935,000     2,238,000
				      -----------------------------------------
Cash at End of Year                   $   6,385,000  $ 4,036,000  $  3,935,000
				      =========================================

Supplemental Disclosures:
The Company paid interest of $4,998,000, $5,109,000, and $4,025,000 and income taxes of $7,251,000, $9,022,000, and $5,215,000 in 1995, 1994, and 1993,
respectively.

See notes to consolidated financial statements.

1995 MIDLAND ANNUAL REPORT - PAGE 24

		  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		     THE MIDLAND COMPANY AND SUBSIDIARIES

		 Years Ended December 31, 1995, 1994 and 1993


1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	The Company operates in four business segments:  Insurance,
Transportation, Sportswear and Other, with the most significant business activities being in insurance.  The Company writes insurance business throughout the nation with larger concentrations in the Southern and Southeastern states.
Such business consists primarily of physical damage insurance on manufactured homes featuring coverages similar to conventional homeowners insurance policies.
	The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles (GAAP).  The preparation of financial statements in conformity with generally accepted accounting principles requires management to use numerous estimates and assumptions.  The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes and various other liability accounts. Actual results could differ from those estimates.  Policies  that affect the more significant elements of the consolidated financial statements are summarized below.
	Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all subsidiary companies.  Material intercompany balances and transactions have been eliminated.
	Marketable Securities--Marketable securities are categorized as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common and preferred stocks which do not have redemption provisions).  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain
Investments in Debt and Equity Securities", effective December 31, 1993.  With the adoption of SFAS No. 115, the Company classified all debt and equity securities as available-for-sale and began to carry such investments at market value (see Note 2).  Unrealized gains or losses on investments, net of income taxes associated therewith, are included in shareholders' equity.  Realized gains and losses on sales of investments are recognized in income on a specific identification basis.  Prior to 1993, debt securities were carried at amortized cost, equity securities held by the insurance subsidiaries were carried at market value, and equity securities held by the parent company were carried at the lower of cost or market value.
	Inventory--The sportswear division's inventory is valued at the lower of cost (using the weighted average method of inventory valuation) or market.
	Property and Depreciation--Property, plant and equipment are recorded at cost.  Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties
(buildings and equipment - 15 to 35 years, furniture and equipment - 5 to 7 years, and vessels and barges - 20 to 30 years).
	Federal Income Tax--The Company adopted SFAS No. 109, "Accounting for
Income Taxes", effective January 1, 1993 (see Note 7).  This statement requires the use of the liability method rather than the deferral method in determining the Company's deferred tax liability.  Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes.  Investment tax credits previously allowed on property additions were deferred in the year of tax benefit and are being amortized against future operations over the estimated useful lives of the properties.
	The Company files a consolidated federal income tax return which includes all subsidiaries.
	Insurance Income--Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies.  Credit life premiums are recognized as income over the lives of the policies using the sum-of-the-digits method.  The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts.  Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned.  Selling and administrative expenses which are not primarily related to premiums written are expensed as incurred.
	Insurance Loss Reserves--Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported.  Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided.  The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments

1995 MIDLAND ANNUAL REPORT - PAGE 25

resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.
	Allowance for Losses--Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover possible future losses.
	Statements of Cash Flows--For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.
	Earnings per Share--Earnings per share of common stock calculations are computed based on the weighted average number of shares outstanding during the years. The effect of shares issuable under the Company's stock option and award plans are comprehended in the earnings per share calculations.
	Proposition 103--In 1993, the Company's insurance subsidiaries reached a settlement with the state of California regarding California Proposition 103 (which proposed rate roll backs during certain earlier periods). As a result of this settlement, approximately $2,800,000 (net of federal income tax) was recognized as income in 1993 representing the amount reserved in excess of the agreed upon refunds to certain Company policyholders.
	Fair Value of Financial Instruments--The book values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. The fair value of investments is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.
	Stock Option and Award Plans--The Company has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. Currently, the Company accounts for compensation expense related to such transactions using the "intrinsic value" based method. The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock Based Compensation", that defines a "fair value" based method of accounting for stock-based compensation, but permits compensation expense to continue to be measured using the "intrinsic value" based method. The Company has yet to decide whether it will adopt the new "fair value" based method. However, adoption of such method will not affect the amounts reported in the accompanying consolidated financial statements.
	Reclassifications--Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.

2. MARKETABLE SECURITIES


				      Thousands of Dollars
			------------------------------------------------
				       Gross        Gross
				     Unrealized   Unrealized    Market
	1995               Cost        Gains        Losses      Value
Debt Securities:        ------------------------------------------------
  Governments           $147,454       $ 5,575      $   87      $152,942
  Municipals              90,152         2,871         119        92,904
  Corporates              34,665           708          26        35,347
  Cash Equivalents        33,495             -           -        33,495
			------------------------------------------------
    Total                305,766         9,154         232       314,688
Equity Securities         25,880        22,031         634        47,277
Accrued Interest
  and Dividends            5,089             -           -         5,089
			------------------------------------------------
Total Marketable
  Securities            $336,735       $31,185      $  866      $367,054
			================================================


				      Thousands of Dollars
			------------------------------------------------
				       Gross        Gross
				     Unrealized   Unrealized    Market
	1994               Cost        Gains        Losses      Value
Debt Securities:        ------------------------------------------------
  Governments           $103,152       $   112      $3,778      $ 99,486
  Municipals              63,891           605       1,545        62,951
  Cash Equivalents        50,717             -           -        50,717
  Corporates              31,120           110         632        30,598
			------------------------------------------------
    Total                248,880           827       5,955       243,752
Equity Securities         21,220        10,369         907        30,682
Accrued Interest
  and Dividends            3,654             -           -         3,654
			------------------------------------------------
Total Marketable
  Securities            $273,754       $11,196      $6,862      $278,088
			================================================

1995 MIDLAND ANNUAL REPORT - PAGE 26

	Included in the determination of net income are the following (amounts in 000's):


				1995            1994            1993
			      ----------------------------------------
Gross Realized Gains          $ 3,045         $ 3,252         $ 4,196
Gross Realized Losses            (672)         (1,062)           (461)
Other Investment Income        18,068          12,114          11,050
Investment Expenses              (639)         (1,044)           (981)
			      ----------------------------------------
Net Investment Income         $19,802         $13,260         $13,804
			      ========================================

	The cost and approximate market value of debt securities held at December 31, 1995, summarized by contractual maturities, are shown below.
Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

					       Market
				Cost           Value
			      -------------------------
Under 1 year                  $ 60,795        $ 60,896
1-5 years                      112,417         115,468
6-10 years                      81,935          86,327
Over 10 years                   50,619          51,997
			      -------------------------
			      $305,766        $314,688
			      =========================

3. RECEIVABLES

	Accounts receivable at December 31, 1995 and 1994 are generally due within one year and consist of the following (amounts in 000's):


				1995            1994
			      -------------------------
Insurance                      $83,737         $72,829
Transportation                   3,646           5,725
Sportswear                       4,609           3,739
Other                            2,685           4,120
			      -------------------------
    Total                      $94,677         $86,413
			      =========================

4. PROPERTY, PLANT AND EQUIPMENT

	At December 31, 1995 and 1994, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

				1995            1994
			      -------------------------
Land                          $  1,771        $  1,771
Buildings, improvements,
  fixtures, etc.                75,303          46,610
Vessels and barges              51,436          52,683
Transportation equipment
  under capital leases           3,106           3,106
Construction-in-progress             -           5,559
			      -------------------------
	Total                 $131,616        $109,729
			      =========================

	The 1994 construction-in-progress balance pertains to the construction costs related to the Company's new corporate headquarters which the Company moved into late in 1995.
	In December 1994, the Company sold a major portion of the assets related to its river transportation division. The sales price of $46,761,000 approximated the net book value of the assets sold.
	Total rent expense related to the rental of equipment included in the accompanying consolidated statements of income is $3,470,000 in 1995, $1,833,000 in 1994 and $998,000 in 1993. Future rentals under non-cancelable operating leases will be approximately $2,304,000 in 1996.
	The Company has commitments for the acquisition of 20 barges in 1996 at a cost of $5,700,000 and 50 barges in 1997 at a cost of $14,000,000.

5. NOTES PAYABLE TO BANKS

	At December 31, 1995 and 1994, the Company had conventional lines of credit with commercial banks of $45,000,000 and $38,000,000, respectively. The lines of credit in use under these agreements at December 31, 1995 and 1994 amounted to $20,000,000 and $17,000,000, respectively. Borrowings under these lines of credit constitute senior debt. Commitment fees are currently required by the lending institutions to maintain these credit agreements.
	Additionally, at December 31, 1995 and 1994, the Company had other short-term bank borrowings outstanding of $11,000,000 and $5,000,000, respectively. These borrowings also constitute senior debt.
	The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 6.0% and 6.2% at December 31, 1995 and 1994, respectively.

6. LONG-TERM DEBT

	In December, 1995, The Midland Company obtained $20,800,000 in long-term debt financing on its new corporate headquarters facility.

1995 MIDLAND ANNUAL REPORT - PAGE 27

	Long-term debt at December 31, 1995 and 1994 is summarized as follows (amounts in 000's):

				1995            1994
			      -------------------------
Equipment Obligations -
 Due serially through 2002,
  weighted average rate of
  6.19%                        $14,847         $16,727
Mortgage Notes -
   Due serially through 2005,
    weighted average rate of
    6.62%                       29,258           8,706
Unsecured Notes Payable Under
  $40,000,000 Long-Term Debt
  Facilities--
   Amortizing 1999 to 2002,
    LIBOR plus 1% (6.9375%
    at December 31, 1995)       20,000          20,000
Capitalized Lease Obligations
  (transportation equipment)     1,351           1,658
			      -------------------------
  Total obligations             65,456          47,091
  Less current maturities        2,986           2,451
			      -------------------------
    Total                      $62,470         $44,640
			      =========================

	Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of approximately $56,000,000.
	The aggregate amount of repayment requirements on long-term debt and capitalized leases for the five years subsequent to 1995 are (amounts in 000's):
1996 - $2,986; 1997 - $3,079; 1998 - $10,671; 1999 - $6,542; 2000 - $7,328.
	At December 31, 1995 and 1994, the carrying value and the approximate fair value of the Company's long-term debt was as follows (amounts in 000's):

				1995            1994
			      -------------------------
Carrying Value                 $65,456         $47,091
			      =========================
Fair Value                     $64,767         $45,600
			      =========================

7. FEDERAL INCOME TAX

	The provision for federal income tax is summarized as follows (amounts in 000's):

				1995            1994            1993
			      ----------------------------------------
Current provision              $4,497         $11,534         $5,137
Deferred provision (credit)    (1,533)         (9,066)            11
			      ----------------------------------------
    Total                      $2,964          $2,468         $5,148
			      ========================================

	The federal income tax provision for the years ended December 31, 1995, 1994 and 1993 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

				1995            1994            1993
			      ----------------------------------------
Federal income tax at
  statutory rate               $4,381          $4,160         $6,389
Tax effect of:
  Tax exempt interest and
    excludable dividend
    income                     (1,392)         (1,247)        (1,134)
 Investment tax credits          (175)           (488)          (289)
 Increase in statutory rate
    on deferred taxes              --              --            357
 Other--net                       150              43           (175)

Provision for federal         ----------------------------------------
  income tax                   $2,964          $2,468         $5,148
			      ========================================

	Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

				1995            1994
			      -------------------------
Deferred Tax Liabilities:
  Deferred insurance policy
    acquisition costs          $14,266         $12,665
  Accelerated depreciation       5,879           5,965
  Unrealized gain on
    marketable securities       10,602           1,580
  Investment tax credits         1,124           1,299
  Other                            642             285
			      -------------------------
    Sub-total                   32,513          21,794
			      -------------------------
Deferred Tax Assets:
  Unearned insurance premiums   11,187           9,373
  Pension expense                2,318           1,902
  Insurance loss reserves        1,618           1,260
  Other                          3,147           2,505
			      -------------------------
  Sub-total                     18,270          15,040
			      -------------------------
Deferred federal income tax    $14,243         $ 6,754
			      =========================

	The cumulative effect of adopting SFAS No. 109 on the Company's 1993 financial statements was to increase income and to decrease the deferred federal income tax liability by $4,867,000.

1995 MIDLAND ANNUAL REPORT - PAGE 28

8. REINSURANCE AND INSURANCE LOSS RESERVES

	The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.
	A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows:

				    Thousands of Dollars
		---------------------------------------------------------
		 Direct         Assumed          Ceded             Net
		---------------------------------------------------------
1995
  Written       $348,187        $27,320        $(91,022)        $284,485
  Earned         301,388         18,046         (60,567)         258,867

1994
  Written       $263,250        $11,836        $(39,689)        $235,397
  Earned         235,299          7,711         (38,433)         204,577

1993
  Written       $203,577        $14,134        $(37,704)        $180,007
  Earned         180,759         14,624         (31,530)         163,853


	Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

				1995            1994            1993
			      -----------------------------------------
Balance at January 1          $ 52,078        $ 33,964         $23,185
  Less reinsurance
  recoverables                  14,597           6,220           2,780
			      -----------------------------------------
Net Balance at January 1        37,481          27,744          20,405
			      -----------------------------------------
Incurred related to:
  Current year                 141,887         114,511          86,637
  Prior years                   (7,347)         (2,076)         (1,980)
			      -----------------------------------------
Total incurred                 134,540         112,435          84,657
			      -----------------------------------------
Paid related to:
  Current year                 105,269          93,014          65,588
  Prior year                    19,040           9,684          11,730
			      -----------------------------------------
Total paid                     124,309         102,698          77,318
			      -----------------------------------------
Net Balance at
  December 31                   47,712          37,481          27,744
    Plus reinsurance
      recoverables              13,785          14,597           6,220
			      -----------------------------------------
Balance at December 31        $ 61,497        $ 52,078         $33,964
			      =========================================

	The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1995, 1994 and 1993 were approximately $47,152,000, $20,231,000 and $21,077,000, respectively.

9. BENEFIT PLANS

	The Company has pension plans which provide for the payment of annual benefits to substantially all employees upon retirement. Such benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.
	Total pension cost was $1,365,000 in 1995, $896,000 in 1994 and $642,000 in 1993.  Included in the above amounts is a supplemental pension expense of

1995 MIDLAND ANNUAL REPORT - PAGE 29

$449,000 in 1995, $259,000 in 1994 and $138,000 in 1993.  These amounts represent expenses accrued for supplemental pension benefits in excess of Internal Revenue Code Section 415 limitations.
	The following table sets forth the plans' funded status (amounts in 000's):

					  1995            1994
				       -------------------------
Actuarial present value of benefit
  obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $13,876  in 1995 and
     $14,534 in 1994                    $14,467         $15,115
				       =========================
   Projected benefit obligation for
     service rendered to date           $19,882         $20,169
Plan assets at fair value, primarily
  U.S. bonds and listed stocks           17,822          14,583
				       -------------------------
Plan assets less than projected
  benefit obligation                     (2,060)         (5,586)
Unrecognized net assets at
  January 1, 1987 being
  recognized over 18 years               (1,443)         (1,576)
Unrecognized prior service cost             563              48
Unrecognized net loss (gain)                (42)          4,094
				       -------------------------
Pension liability included in
  Other Payables and Accruals           $(2,982)        $(3,020)
				       =========================

	Net pension cost included the following (amounts in 000's):

				1995            1994            1993
			      -----------------------------------------
Service cost--benefits
  earned during the year       $   843         $   725         $   541
Interest cost on projected
  benefit obligation             1,381           1,216           1,160
Actual return on plan
  assets--(gain)                (3,144)            315          (1,705)
Net amortization and
  deferral                       1,836          (1,619)            508
			      -----------------------------------------
Net periodic pension
  plan cost                    $   916         $   637         $   504
			      =========================================

	The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7-1/4% and 5-1/2% in 1995 and 1993, respectively, and 8% and 6% in 1994. The expected long-term rate of return on assets was 8% in all three years.

10. STOCK OPTION AND AWARD PLANS
	Under the Company's stock option plans, all of the outstanding stock options at December 31, 1995 were exercisable non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Stock options expire periodically through year 2005. A summary of stock option transactions follows:

			       1995               1994               1993
			-------------------------------------------------------
				   Avg.               Avg.               Avg.
			 (000's)  Option    (000's)  Option    (000's)  Option
			 Shares   Price     Shares   Price     Shares   Price
			-------------------------------------------------------
Outstanding,
  beginning
  of year                  216   $24.69       218   $24.67       219   $23.52
Exercised                   (2)   21.16        (2)   20.81        (9)   22.35
Expired                     (4)   26.94        --       --        (2)   38.56
Granted                      9    50.75        --       --        10    50.13
			-------------------------------------------------------
Outstanding,
  end of year              219   $25.76       216   $24.69       218   $24.67
			=======================================================

	The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after an incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 32,000 shares were awarded under this program and 28,000 shares remain outstanding at December 31, 1995 and, in 1995, 49,000 shares were awarded under the program and 48,000 shares remain outstanding at December 31, 1995. The value of the awards is being amortized as compensation expense over a five year vesting period.

11. CONTINGENCIES
	Various litigation and claims against the Company and its subsidiaries are in process and pending. Significant sums are sought in these matters, the outcome of which cannot be reasonably estimated. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters would not have a material effect upon the Company's consolidated financial position or results of operations.

1995 MIDLAND ANNUAL REPORT - PAGE 30

12. INDUSTRY SEGMENTS
	Listed below is financial information required to be reported for each industry segment. No single customer accounted for 10% or more of consolidated revenues during the last three years. Interest expense includes intercompany interest not eliminated for purposes of segment reporting.


				       Thousands of Dollars
			 ------------------------------------------------
			    1995               1994               1993
Total segment revenues   ------------------------------------------------
Insurance                 $283,141           $222,632           $181,035
Transportation              31,385             53,190             53,255
Sportswear                  37,733             41,928             34,702
Other                        3,649              3,320              3,544
Intersegment revenues       (4,948)            (5,659)            (5,372)
			 ------------------------------------------------
    Total                 $350,960           $315,411           $267,164
			 ================================================

Operating profit
Insurance                 $ 26,930           $ 16,630           $ 23,921
Transportation               3,352              5,370              3,232
Sportswear                  (8,577)            (2,348)            (2,663)
Other                        1,563                970              1,253
Interest expense            (7,324)            (5,952)            (5,279)
Unallocated corporate
  expenses                  (3,428)            (2,783)            (2,211)
			 ------------------------------------------------
    Total                 $ 12,516           $ 11,887           $ 18,253
			 ================================================

Acquisition of fixed assets
Insurance                 $     --           $     --           $     --
Transportation                 170              6,846             14,657
Sportswear                   1,074                583              1,702
Corporate and other         27,960             12,130             10,995
			 ------------------------------------------------
    Total                 $ 29,204           $ 19,559           $ 27,354
			 ================================================

Depreciation and amortization
Insurance                 $     --           $     --           $     --
Transportation               3,004              5,773              6,434
Sportswear                   1,065              1,078                973
Corporate and other          4,891              3,758              2,884
			 ------------------------------------------------
    Total                 $  8,960           $ 10,609           $ 10,291
			 ================================================

Identifiable assets
Insurance                 $494,638           $379,287           $301,366
Transportation              48,375             52,534             87,654
Sportswear                  14,018             17,264             23,932
Corporate and other         76,983             53,087             58,612
Intersegment
   receivables             (29,311)           (19,626)           (21,342)
			 ------------------------------------------------
    Total                 $604,703           $482,546           $450,222
			 ================================================

13. SHAREHOLDERS' EQUITY

	The Midland Company has 5,000,000 shares of common stock authorized without par value (stated value of $.25 a share), including 720,000 shares reserved for issuance under the Company's stock option and award plans. The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.
	Covenants included in the borrowing agreements of M/G Transport Services, Inc. limit its payment of dividends to The Midland Company. Under the most restrictive of such covenants, $10,300,000 of its $34,200,000 net assets was not available for distribution to the Company at December 31, 1995.
	The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid to the Company from its insurance subsidiaries in 1996 without regulatory approval is approximately $15,300,000; such subsidiaries paid actual cash dividends of $1,060,000 in 1995, $4,000,000 in 1994 and $3,000,000 in 1993.
	Net income as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries was $13,367,000, $3,616,000 and $10,337,000 for 1995, 1994 and 1993, respectively. Shareholders' equity on the same basis was $120,398,000 and $96,863,000 at December 31, 1995 and 1994.

1995 MIDLAND ANNUAL REPORT - PAGE 31

	Activity in the Shareholders' equity accounts is summarized as follows (amounts in 000's):

					     Net
					  Unrealized             Unvested
		     Additional            Gain on              Restricted
	      Common  Paid-In   Retained  Marketable  Treasury    Stock
	       Stock  Capital  Earnings  Securities    Stock      Awards   Total
	      ------------------------------------------------------------------
Balance,
 January 1,
 1993           $911   $13,992  $107,646  $ 5,836   $(16,802)          $111,583
Net Income                        17,972                                 17,972
Purchase of
 treasury stock                                         (799)              (799)
Cash dividends
 declared                         (1,623)                                (1,623)
Exercise of
 stock options             (28)                          243                215
Changes in
 unrealized gain
 on investments,
 net of tax                                  (187)                         (187)
Restricted stock
 awards                    656                           794  $(1,450)       --
Amortization of
 unvested
 restricted
 stock awards                                                     290       290
Effect of change
 in accounting
 for marketable
 securities                                 5,659                         5,659
	      ------------------------------------------------------------------
Balance,
 December 31,
 1993            911    14,620   123,995   11,308    (16,564)  (1,160)  133,110
Net income                         9,419                                  9,419
Purchase of
 treasury stock                                         (118)              (118)
Cash dividends
 declared                         (1,739)                                (1,739)
Exercise of
 stock options              (7)                           39                 32
Changes in
 unrealized gain
 on investments,
 net of tax                                (8,554)                       (8,554)
Amortization and
 cancellation of
 unvested
 restricted
 stock awards               (6)                           (5)     298       287
	      ------------------------------------------------------------------
Balance,
 December 31,
 1994            911    14,607   131,675    2,754    (16,648)    (862)  132,437
Net income                         9,552                                  9,552
Purchase of
 treasury stock                                       (1,143)            (1,143)
Cash dividends
 declared                         (1,877)                                (1,877)
Exercise of
 stock options             (12)                           64                 52
Changes in
 unrealized gain
 on investments,
 net of tax                                16,962                        16,962
Restricted
 stock awards              855                         1,262   (2,117)       --
Amortization and
 cancellation of
 unvested
 restricted
 stock awards              (88)                         (110)     810       612
	      ------------------------------------------------------------------
 Balance,
 December 31,
 1995           $911   $15,362  $139,350  $19,716   $(16,575) $(2,169) $156,595
	      ==================================================================

1995 MIDLAND ANNUAL REPORT - PAGE 32

		   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
		     THE MIDLAND COMPANY AND SUBSIDIARIES



Deloitte &
Touche LLP
Cincinnati, Ohio

To the Shareholders of The Midland Company:

	We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1995 in conformity with generally accepted accounting principles.
	As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for debt and equity securities to conform with Statement of Financial Accounting Standards (SFAS) No. 115 effective December 31, 1993 and its method of accounting for income taxes to conform with SFAS No. 109 effective January 1, 1993.

S/Deloitte & Touche LLP

February 15, 1996


			      OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR
Society National Bank
P.O. Box 6477
Cleveland, Ohio 44101

INDEPENDENT AUDITORS
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio 45202

GENERAL AND TAX COUNSEL
Cohen, Todd, Kite & Stanford
525 Vine Building
Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 A.M. on Thursday, April 11, 1996 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

COMMON STOCK
The number of holders of common stock at December 31, 1995 was 730. The Company's common stock is registered on the American Stock Exchange (MLA).

DIVIDEND REINVESTMENT PLAN
The Plan, effective with dividends paid in January, 1996, provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Society National Bank (1-800-542-7792).

FORM 10-K
A copy of the Company's 1995 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company - Attention:
Secretary.