Form 10-K, Exhibit 13
period 1996-12-31
MIDLAND CO
filed 1997-03-31
CIK 66025

1996 MIDLAND ANNUAL REPORT - INSIDE FRONT COVER

THE MIDLAND COMPANY

Midland was founded in 1938 as a consumer finance company by the late J. Page Hayden, Sr. and H. R. LaBar. Today, Midland has three primary subsidiaries - Insurance, Transportation and Sportswear. Midland is a publicly traded company on the American Stock Exchange (MLA).


American Modern Insurance Group, Inc.

American Modern Insurance Group, Inc. (AMIG) is a holding company licensed in all 50 states through its six property and casualty companies and two credit life companies. AMIG has traditionally specialized in writing physical damage insurance and related coverages on manufactured housing and recently has expanded to other areas of insurance including Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.


M/G Transport Services, Inc.

M/G Transport currently charters barges and brokers freight for the movement of commodities on the inland waterways. M/G owned a fleet of 253 dry cargo jumbo hopper barges at December 31, 1996. The barges are primarily used by the Company's brokerage operation. The Company continues to expand its fleet and will take delivery of additional barges in 1997.


CS Crable Sportswear, Inc.

CS Crable is a "value-added" manufacturer of high quality appliqued, embroidered and imprinted apparel specializing in the design and marketing of branded and licensed sportswear. CS Crable's designs feature major colleges and universities, professional leagues, lifestyle and specialty licensed and non-licensed programs.

1996 MIDLAND ANNUAL REPORT - PAGE 1

FINANCIAL HIGHLIGHTS

THE MIDLAND COMPANY AND SUBSIDIARIES
For the Years Ended December 31,         1996           1995           1994
--------------------------------------------------------------------------------

Revenues                            $ 370,492,000  $ 350,960,000  $ 315,411,000

Net Income                              1,068,000      9,552,000      9,419,000

Shareholders' Equity                  159,688,000    156,595,000    132,437,000

Earnings Per Common Share                  $  .35         $ 3.11         $ 3.09

Cash Dividends Per Common Share               .66            .62            .58

Book Value Per Common Share                 52.49          51.85          44.19

Common Shares Outstanding               3,042,000      3,020,000      2,997,000





     TABLE OF CONTENTS                                         PAGE
    ----------------------------------------------------------------
     Financial Highlights                                         1
     Chairman's Letter                                          2-3
     American Modern Insurance Group, Inc.                      4-7
     M/G Transport Services, Inc.                               8-9
     CS Crable Sportswear, Inc.                               10-11
     Quarterly Data                                              12
     Selected Consolidated Financial Data                        13
     Management's Discussion and Analysis                     14-15
     Balance Sheets                                           16-17
     Income and Retained Earnings                                18
     Cash Flows                                                  19
     Notes to Financial Statements                            20-26
     Report of Independent Public
      Accountants and Management's Report                        27
     Officers and Directors                                      28
     Officers of Subsidiary Companies and Other Information      29

1996 MIDLAND ANNUAL REPORT - PAGE 2

Chairman's Letter

        The Midland Company's net income for 1996 was $1,068,000, $.35 per share, on revenues of $370,492,000. Net income for 1995 was $9,522,000, $3.11 per share, on revenues of $350,960,000. Net income for the fourth quarter of 1996 was $6,052,000, $1.97 per share, on revenues of $100,160,000. This compares to net income of $2,622,000, $.85 per share, on revenues of $93,148,000 for the fourth quarter of 1995.

        Earnings from operations for the fourth quarter of 1996 were the best in the Company's history. It gives management a high level of satisfaction to note that earnings from operations for the fourth quarter of 1996 were the best the Company has experienced in any single quarter.

        As an indication of the Company's fundamental strength, your Board of Directors, at its March, 1996 meeting, approved an increase in the cash dividend paid to shareholders from 62 cents to 66 cents per common share on an annualized basis. This is the tenth consecutive year that Midland's dividend has increased.

        American Modern Insurance Group, Inc. (AMIG), Midland's insurance holding company, reported operating results that were below those of the previous year. These operating results were primarily the result of heavy weather-related losses during the first three quarters of 1996. Hurricanes Fran and Bertha, both of which occurred during the third quarter, reduced after-tax results by approximately $2.22 per share. AMIG believes that the prompt action by its personnel, including the establishment of temporary claims offices, allowed AMIG to make contact with most of its affected insureds in a very timely manner. These actions enhanced AMIG's ability to settle claims quickly and efficiently.

        Management is confident that AMIG's underwriting standards and pricing models are sound and working as planned. Weather patterns finally returned to more normal conditions during the last three months of 1996. As a result, AMIG's six property and casualty companies reported record quarterly pre-tax operating profits of approximately $9,300,000.

THIS PAGE INCLUDES A PHOTOGRAPH OF J.P. HAYDEN, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND MICHAEL J. CONATON, PRESIDENT AND CHIEF OPERATING OFFICER.

1996 MIDLAND ANNUAL REPORT - PAGE 3

        AMIG continued to experience growth in its traditional core insurance products as well as in each of its channels of distribution. AMIG's loan and tracking operation, Ameritrac, also continued to expand and contribute to AMIG's profitability in 1996. Direct and Assumed Written Premiums for AMIG's property and casualty subsidiary totaled $386,000,000 in 1996, up from $144,000,000 just five years ago.

        The market value of AMIG's investment portfolio grew from $358,939,000 at December 31, 1995 to $394,122,000 at December 31, 1996. This increase in the portfolio was accomplished in spite of the above mentioned weather-related losses. AMIG continued its long established investment policy of investing in high quality fixed income and equity securities. There were no bonds below investment grade nor any investments in real estate in the portfolio. Income from the portfolio, excluding capital gains, increased over 11% from the previous year.

        AMIG is pleased to note the addition of Mr. Kurt R. Schwamberger as President and Chief Operating Officer of American Modern Insurance Group, Inc. Mr. Schwamberger, who joined AMIG at mid-year, brings many years of experience within the insurance industry to the organization.

        M/G Transport Services, Inc., Midland's transportation subsidiary, reported operating profits for 1996 that were 25% higher than 1995. M/G's return on equity for 1996, excluding litigation costs, was over 20%. M/G's management was very pleased that the operating profits for the second half of 1996 were a record for a six month period. These results were accomplished on a lower equity base than in previous years as a result of the sale of approximately two-thirds of M/G's equipment in December, 1994.

        M/G continued its program to update its fleet with the delivery of 16 barges in the second quarter of 1996. As was previously reported to you, M/G has committed to the delivery of an additional 50 barges by the end of the first quarter of 1997, nine of which were received during the fourth quarter of 1996. M/G exchanged two towboats as the primary consideration for the 16 barges. M/G's last two towboats were used as partial consideration for the 9 barges that were received in December, 1996.

        CS Crable Sportswear, Inc., Midland's sportswear subsidiary, reported operating results that were greatly improved over the prior year. These results, however, are not where management believes they should be in order to contribute positively to the value and growth of The Midland Company.

        CS Crable's management continued its efforts in 1996 to improve profitability and position itself for future growth. These efforts included initiatives to reduce product costs and the re-engineering of numerous business practices. Unfortunately, a soft retail environment for licensed sports apparel and overall excess industry capacity slowed the progress in these areas. Management will remain focused on these ideas and continue its efforts to reduce inventory costs to more acceptable levels.

        It is management's intent to add new licensing opportunities that it believes will complement existing licensing agreements. It is with this in mind that Crable recently announced multi-year licensing agreements with the National Hockey League, Major League Soccer and the Southeastern Conference. These licensing agreements in addition to previously negotiated licenses with Major League Baseball, Pebble Beach and various colleges and universities should help improve Crable's market share in its "niche" market and increase Crable's important to its retail partners.

        On behalf of the senior management of The Midland Company, I would like to take this opportunity to personally thank all of our staff for their dedication and hard work, and further to acknowledge the continued contribution of our Board of Directors to your Company's overall success. In closing, to you, our shareholders, please accept our deep appreciation for your continued confidence in and support of The Midland Company.



                S/ J. P. Hayden, Jr.
                J. P. Hayden, Jr.
                Chairman

                February 13, 1997

1996 MIDLAND ANNUAL REPORT - PAGE 4

AMERICAN MODERN INSURANCE GROUP, INC.

        American Modern Insurance Group, Inc. (AMIG) is a holding company that provides specialty insurance products through its six property and casualty and two life companies which are licensed in all fifty states. While AMIG's 1996 operating results were not satisfactory, AMIG continues to outperform the industry. AMIG's property and casualty companies recorded a 104.3% combined ratio (the ratio of losses and expenses to premiums earned) for the year, which compares favorably with an estimated industry result of 106.1%. Like most others in the property and casualty industry, AMIG's operating results were negatively impacted by the major catastrophic occurrences and the severe weather patterns that occurred throughout the year. Weather-related catastrophe losses for AMIG reached record levels, increasing by 75% over 1995 levels.

        In both the first and second quarters of the year, a series of intense weather systems moved across much of the United States causing extensive property damage. The storms that occurred in both the Northeastern and Northwestern United States resulted in record-setting flooding and severely impacted AMIG's first-half 1996 underwriting results. These weather related losses were then compounded by Hurricanes Bertha and Fran, both of which occurred in the third quarter of the year. The year's worst weather event by far was Hurricane Fran, a force three hurricane which struck North Carolina on September 5. AMIG's net losses from Hurricane Fran were approximately $6 million on an after-tax basis. Weather patterns finally returned to more normal conditions during the last three months of 1996, resulting in a record pre-tax profit from operations in excess of $9 million for the last quarter.

        The many weather-related events during 1996 created a severe challenge for AMIG's claims staff. AMIG is proud of the timely manner in which its staff was able to settle claims from Hurricanes Bertha and Fran. Of the 1,600 claims received by

THIS PAGE INCLUDES A PHOTOGRAPH OF JOHN W. HAYDEN, VICE CHAIRMAN; KURT R. SCHWAMBERGER, PRESIDENT AND CHIEF OPERATING OFFICER AND THOMAS J. ROHS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER.

1996 MIDLAND ANNUAL REPORT - PAGE 5

AMIG from Hurricane Bertha, approximately 93% were settled within 30 days. Within hours of Hurricane Fran's landfall, AMIG had established five remote claims offices in Conway, South Caroline, and Durham, Fayetteville, Greenville and Jacksonville, North Carolina, and had dispatched more than 65 staff adjusters to the areas damaged by the storm. Of the over 10,600 claims received by AMIG, approximately 87% were settled within 30 days. AMIG's claims staff can be proud of their performance and the efficient manner in which they handled the 21,700 catastrophe claims received throughout 1996. AMIG's customers should take comfort in the quality and protection provided by an AMIG policy.

        The bottom line results in 1996 are not an accurate measurement of AMIG's accomplishments over the past twelve months. AMIG continued to experience growth in its traditional physical damage insurance and related coverages for manufactured housing, with 1996 premiums increasing by 12.6% over 1995. AMIG is reviewing each manufactured housing program annually to ensure that its rate levels are adequate to produce targeted levels of profitability, assuming normal levels of catastrophe and weather-related losses. Watercraft products continued their strong growth with premium volume in this product category up 20.4% over 1995. An exciting new program development in this product area is AMIG's partnership with the Bombardier Corporation of Canada in a Point-of-Sale insurance program on Sea Doo jet skis. Premium in this program should strengthen AMIG's position as one of the leading Personal Watercraft insurers in the industry.

        AMIG's Financial Services Division continues to offer a diverse range of products to meet the insurance needs of financial institutions and their

THIS PAGE INCLUDES TWO PHOTOGRAPHS: THE FIRST IS A SATELLITE PHOTOGRAPH WITH THE FOLLOWING CAPTION: "PICTURED BELOW IS A SATELLITE PHOTOGRAPH OF HURRICANES EDOUARD AND FRAN ALONG WITH TROPICAL STORM GUSTAV. HURRICANE FRAN STRUCK LAND ON SEPTEMBER 5, 1996. AMIG'S TOTAL COSTS FROM HURRICANE FRAN WERE APPROXIMATELY $6 MILLION ON AN AFTER-TAX BASIS." THE SECOND PHOTOGRAPH IS OF ROBERT P. CROWLEY, ASSISTANT VICE PRESIDENT; ROBERT W. LOCKMAN, CLAIMS MANAGER; JAMES P. ROMERILL, VICE PRESIDENT; JOAN E. BOARD, CLAIMS SYSTEMS MANAGER AND DAVID C. MCNUTT, ASSISTANT VICE PRESIDENT.

1996 MIDLAND ANNUAL REPORT - PAGE 6

customers. Ameritrac, AMIG's in-house loan and lease tracking system, has steadily grown its list of client financial institutions. During 1996, Ameritrac increased the number of loan and lease accounts serviced by more than 85%. Today, more than one million accounts are more efficiently handled by AMIG's Ameritrac programs.

        The results in AMIG's Commercial Lines Division did not meet expectations in 1996. Loss ratios were substantially higher in all facets of AMIG's Commercial Lines business, resulting primarily from the severe weather and the negative development on several large liability losses. However, during 1996, a thorough review of all Commercial Lines programs was undertaken. While this review resulted in the discontinuance of some programs, AMIG is more focused than ever before on having the Commercial Lines Division become a consistent long-term contributor to AMIG.

        AMIG's investment portfolio continues to be conservatively invested in high quality fixed income and equity securities. There are no investments in real estate or derivative products. The fixed income portfolio maintains a weighted average credit quality of approximately AA to AAA and the current average maturity of the fixed income portfolio is approximately 3.9 years.
The value of the portfolio has continued to grow through the generation of significant cash flow from operations as well as investment income on the portfolio. In addition, the portfolio generated approximately $2.7 million in net pre-tax capital gains in 1996.

        AMIG thanks its many business partners who have contributed to its continued success. AMIG also extends its appreciation to all of its employees, whose dedication is the key to AMIG's success.

THIS PAGE INCLUDES A PHOTOGRAPH OF ROBERT E. HILLIARD, SENIOR VICE PRESIDENT; CHARLES J. JENKINS, SENIOR VICE PRESIDENT; RONALD L. CRIPPIN, EXECUTIVE VICE PRESIDENT AND KENNETH G. BOBERG, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER.

THIS PAGE ALSO INCLUDES A FIVE YEAR BAR CHART WITH THE FOLLOWING DATA (AMOUNTS IN 000'S):

AMIG NET WRITTEN PREMIUM
1992    $ 144,642
1993      182,884
1994      240,348
1995      291,808
1996      296,095

1996 MIDLAND ANNUAL REPORT - PAGE 7

                    American Modern Insurance Group, Inc.
                             Investment Portfolio

                                 Total Return
--------------------------------------------------------------------------------
INCLUDES TWO FIVE YEAR TOTAL RETURN BAR CHARTS WITH THE FOLLOWING DATA:

                     Bonds & Notes
                  Pretax    After Tax   Equities
       --------------------------------------------
          1992      7.2%       5.4         7.1%
          1993      8.9        6.4         7.8
          1994     (0.8)       0.1         1.3
          1995     13.4        9.2        31.3
          1996      3.8        2.7        21.3

--------------------------------------------------------------------------------

AMIG NET INVESTMENT INCOME

FIVE YEAR BAR CHART WITH THE FOLLOWING DATA (IN 000'S)

1992   $11,326
1993    13,631
1994    12,999
1995    19,455
1996    21,737


MARKET VALUES

FIVE YEAR STACKED BAR CHART WITH THE FOLLOWING DATA (IN 000'S)

                       1992      1993     1994      1995      1996
                    -------------------------------------------------
Governments          $76,767   $73,834  $101,320  $155,648  $172,153
Municipals            54,629    66,215    64,112    94,548    71,492
Corporates             8,270    11,182    31,162    35,972    41,099
Cash Equivalents      28,442    43,838    43,782    31,941    50,509
Equities              22,584    23,538    26,738    40,830    63,445

--------------------------------------------------------------------------------

                               1992    1993    1994    1995    1996
                              --------------------------------------
AVERAGE MATURITY
  OF BONDS AND NOTES (years)    4.1     3.4     4.1     4.7     3.9

--------------------------------------------------------------------------------

1996 MIDLAND ANNUAL REPORT - PAGE 8

M/G TRANSPORT SERVICES, INC.

        M/G Transport Services, Inc., Midland's transportation subsidiary, experienced strong operating results in 1996. Revenues increased 11% and pre-tax income increased 25% from 1995 to 1996. M/G operated a fleet of approximately 375 dry cargo jumbo hopper barges in 1996, of which 253 are owned by M/G Transport Services, Inc.

        In 1996, M/G completed its second year of operations primarily as a freight brokerage company. Despite an unusually high level of litigation costs incurred in connection with its operations sold in 1994, M/G achieved a very favorable level of profitability. M/G believes these expenses are now behind it and 1997's results are expected to grow commensurably.

        MGT Services, Inc., M/G's operating arm, provides transportation services to some of the largest industrial customers in the United States.
MGT Services, Inc.'s gross revenues increased 17% in 1996 as compared to 1995, while the level of tonnage increased 8% over the same period. MGT transports petroleum coke, sugar, fertilizer, iron ores, grain and other commodities. While MGT services the entire inland river system, the gulf coastal area represents its primary geographic focus. It is MGT's intent to continue to concentrate its efforts in this area and to provide the best level of service possible to its customer base.

        In order to maintain this growth, M/G recognized the need to replace some of its older barges with new equipment and to increase the size of its owned fleet. In the second quarter of 1996, M/G purchased 16 new dry cargo open hopper barges at a cost of over $3,700,000. M/G Transport Services, Inc. exchanged two of its remaining towboats as primary consideration for these 16 barges. In addition, M/G Transport Services, Inc. committed in excess of $14,400,000 for the delivery of 50 barges by the end of the first quarter of 1997, of which 9 were received during

THIS PAGE INCLUDES A PHOTOGRAPH OF J.P. HAYDEN, III, PRESIDENT AND CHIEF OPERATING OFFICER; JACK L. LORDO, VICE PRESIDENT AND RAYMOND R. LUDMANN, TREASURER.

1996 MIDLAND ANNUAL REPORT - PAGE 9

the fourth quarter of 1996. M/G Transport Services, Inc. exchanged its last two towboats as partial consideration for these 50 barges.

        In 1994, M/G Transport Services, Inc. implemented Phase I of its long-range strategic plan which called for M/G to reposition itself within the river transportation marketplace. The disposition of the last of M/G's towboats, as referenced above, represents the completion of Phase I of that plan. Phase II of this plan calls for M/G to identify and enter additional niches within the transportation business. M/G will attempt to execute this part of the plan through growth or acquisition as appropriate.

        Some had speculated that M/G's re-engineering in 1994 represented Midland's exit from the transportation business. Since that time, Management has focused on its brokerage operations and has provided a solid return for The Midland Company and its shareholders. The commitment to modernize M/G's fleet and to grow within the river transportation marketplace should serve as notice to M/G's customers that M/G continues to value its business relationships with them. As M/G enters 1997, it is in a strong financial position which should allow it to provide the highest level of service to its customers. The river transportation business has provided solid growth and profitability to The Midland Company's shareholders for many years.
Management is convinced that similar opportunities will be available well into the future.

THIS PAGE INCLUDES TWO PHOTOGRAPHS: THE FIRST IS OF THOMAS C. TERRELL, III, PRESIDENT, MGT SERVICES, INC. AND J. KEVIN JENNINGS, EXECUTIVE VICE PRESIDENT, MGT SERVICES, INC. THE SECOND PHOTOGRAPH IS OF JAMES R. JARVIS, VICE PRESIDENT, MGT SERVICES, INC. AND ROBBIE M. UVANNI, VICE PRESIDENT, MGT SERVICES, INC.

1996 MIDLAND ANNUAL REPORT - PAGE 10

CS CRABLE SPORTSWEAR, INC.

        CS Crable Sportswear, Inc., a wholly-owned subsidiary of The Midland Company, is a "value-added" manufacturer of licensed and branded sportswear. CS Crable continued its efforts in 1996 to improve profitability and position itself for future growth. A soft retail environment for licensed sports apparel in general and excess industry capacity impeded CS Crable's planned progress during 1996.

        CS Crable Sportswear is highly regarded as a best valued, premium sportswear manufacturer and is renowned as an industry leader in product innovation. CS Crable produces high quality, appliqued, embroidered and imprinted sportswear for leading department stores, specialty shops and sporting goods stores. Licensed apparel in 1996 focused on Major League Baseball, colleges and universities and the Pebble Beach collection.

        A commitment in 1996 to product diversification and brand development resulted in the launch of a non-licensed branded program, Crable Classics. Crable Classics is positioned to capitalize on the rapid growth of branded products and lifestyle graphics.

        CS Crable executed a purchasing strategy to support the anticipated retail demand, but year-end inventory grew when projected retail business did not materialize in the second half. Although 1996 core business sales were even with the prior year, earnings improved $6 million, reflecting improved performance from operations. Business initiatives aimed at reducing product costs and the re-engineering of numerous business practices has improved efficiencies and reduced selling expenses.

        The licensed apparel industry's growth has slowed somewhat due in part to over-licensing, market saturation and consumer indifference due to professional sports image. Industry consolidation continues at all levels.
CS Crable continues to position itself to survive this market "shakeout" by implementing a niche marketing and product differentiation strategy while pursuing controlled growth through new licenses. An ongoing effort to contain costs and reduce inventory levels is also an integral part of CS Crable's strategy.

        CS Crable's commitment to adding new licenses to complement existing programs was highlighted by the recent announcement of multi-year licensing agreements with the National Hockey

THIS PAGE INCLUDES A PHOTOGRAPH OF GARY R. MASSA, VICE PRESIDENT; THOMAS R. HAYDEN, VICE PRESIDENT; RICHARD K. QUEEN, PRESIDENT AND CHIEF OPERATING OFFICER; KEITH E. COTTRELL, VICE PRESIDENT AND TIMOTHY A. HERZOG, VICE PRESIDENT.

1996 MIDLAND ANNUAL REPORT - PAGE 11

League (NHL), Major League Soccer (MLS) and the Southeastern Conference (SEC). In conjunction with previously negotiated licenses with Major League Baseball
(MLB), Pebble Beach and numerous colleges and universities, an impressive array of sports licensing products is now available from CS Crable. These additions to CS Crable's sports licensing portfolio validate CS Crable's importance to its retail partners who give preference to brands with extensive licensing programs.

        An ongoing emphasis has been placed on developing unique products and brands which facilitate diversification of CS Crable's customer and consumer base and expand CS Crable's distribution. CS TEC, a new brand targeted toward the younger licensed product consumer, has been developed for introduction in the Fall of 1997. CS TEC is an innovative team collection for college, Major League Baseball and the National Hockey League. Team Engineered Clothing
(TEC) is a concept program that reflects a deviation from the traditional licensed product offering and addresses licensors' stated market deficiencies. The brand reflects the current product designs in the young men's market and adds the extra benefit of sports licenses. Early reaction from retailers has been positive.

        CS Crable Sportswear recognizes and appreciates the loyalty and dedication of its employees and their significant contributions to its ongoing improvement and success. Their commitment to excellence and a shared vision of future growth and success will help the attainment of CS Crable's long-term goals. CS Crable would also like to express its appreciation for the support of its licensors, suppliers and retailers and their commitment to establishing mutually beneficial business partnerships. The loyalty of CS Crable's retail partners attests to the ongoing commitment of CS Crable Sportswear to providing premium sports apparel.

THIS PAGE INCLUDES FOUR PHOTOGRAPHS OF VARIOUS CS CRABLE SPORTSWEAR PRODUCT. THE FIRST TWO PICTURES HAVE THE FOLLOWING CAPTION: "CS CRABLE RECENTLY ANNOUNCED MULTI-YEAR LICENSING AGREEMENTS WITH THE NATIONAL HOCKEY LEAGUE, MAJOR LEAGUE SOCCER AND THE SOUTHEASTERN CONFERENCE. THESE AGREEMENTS WILL COMPLEMENT EXISTING AGREEMENTS WITH MAJOR LEAGUE BASEBALL, PEBBLE BEACH AND NUMEROUS COLLEGES AND UNIVERSITIES."
THE REMAINING TWO PHOTOGRAPHS HAVE THE FOLLOWING CAPTIONS: "(PICTURED ABOVE) CS TEC, A NEW BRAND TARGETED TOWARDS YOUNGER CONSUMERS, IS AN INNOVATIVE TEAM COLLECTION FOR COLLEGES, MAJOR LEAGUE BASEBALL AND THE NATIONL HOCKEY LEAGUE." "(PICTURED BELOW) EXAMPLES OF VARIOUS CS CRABLE PRODUCTS.

1996 MIDLAND ANNUAL REPORT - PAGE 12

1996 FINANCIAL REVIEW

     TABLE OF CONTENTS                                                    PAGE
     -------------------------------------------------------------------------
     Quarterly Data                                                         12
     Selected Consolidated Financial Data                                   13
     Management's Discussion and Analysis                                14-15
     Balance Sheets                                                      16-17
     Income and Retained Earnings                                           18
     Cash Flows                                                             19
     Notes to Financial Statements                                       20-26
     Report of Independent Public Accountants and Management's Report       27
     Officers and Directors                                                 28
     Officers of Subsidiary Companies and Other Information                 29



QUARTERLY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

                  First Quarter  Second Quarter   Third Quarter   Fourth Quarter
                  --------------------------------------------------------------
        1996
Revenues            $86,062,000     $86,870,000     $97,400,000     $100,160,000
Net income (loss)    (5,244,000)        654,000        (394,000)       6,052,000
Earnings (loss) per
 common share             (1.70)            .21            (.13)            1.97
Dividends per
 common share              .165            .165            .165             .165
Price range of
 common stock (AMEX)  46-50 1/2       38-50 3/8   36 1/2-45 5/8    33 3/4-39 1/4

        1995
Revenues            $75,939,000     $87,847,000     $94,026,000      $93,148,000
Net income            3,811,000         967,000       2,152,000        2,622,000
Earnings per
 common share              1.24             .31             .71              .85
Dividends per
 common share              .155            .155            .155             .155
Price range of
 common stock (AMEX)      43-51   43 3/4-48 1/4   43 3/4-47 1/4        47-50 1/8

1996 MIDLAND ANNUAL REPORT - PAGE 13

SELECTED CONSOLIDATED FINANCIAL DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended
December 31,     1996         1995         1994         1993            1992
--------------------------------------------------------------------------------

Revenues     $370,492,000 $350,960,000 $315,411,000 $267,164,000    $225,063,000
             ===================================================================

Net Income   $  1,068,000 $  9,552,000 $  9,419,000 $ 17,972,000(a) $ 11,979,000
             ===================================================================

Earnings Per
 Common Share        $.35        $3.11        $3.09        $5.85(a)        $3.98
             ===================================================================

Marketable
 Securities  $400,462,000 $367,054,000 $278,088,000 $224,614,000    $188,531,000
             ===================================================================

Property,
 Plant and
 Equipment
 (net)       $ 81,675,000 $ 85,849,000 $ 66,042,000 $107,892,000    $ 93,042,000
             ===================================================================

Total Assets $659,539,000 $604,703,000 $482,546,000 $450,222,000    $359,702,000
             ===================================================================

Unearned
 Insurance
 Premiums    $208,417,000 $190,948,000 $158,316,000 $118,802,000    $ 89,732,000
             ===================================================================

Insurance
 Loss
 Reserves    $ 95,830,000 $ 68,347,000 $ 57,715,000 $ 42,607,000    $ 23,993,000
             ===================================================================

Long-Term
 Debt        $ 62,470,000 $ 65,456,000 $ 47,091,000 $ 56,522,000    $ 34,801,000
             ===================================================================

Shareholders'
 Equity      $159,688,000 $156,595,000 $132,437,000 $133,110,000    $111,583,000
             ===================================================================

Book Value Per
Common Share       $52.49       $51.85       $44.19       $44.39          $37.52
             ===================================================================

Cash Dividends
 Per Common
 Share               $.66         $.62         $.58         $.54            $.50
             ===================================================================

Common Shares
 Outstanding    3,042,000    3,020,000    2,997,000    2,999,000       2,974,000
             ===================================================================

(a) Includes a credit of $4,867,000, $1.58 per common share, for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective
January 1, 1993.

1996 MIDLAND ANNUAL REPORT - PAGE 14

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE MIDLAND COMPANY AND SUBSIDIARIES

Reportable Segments
        The Company's operations are classified into four reportable business segments: Insurance, Transportation, Sportswear and Other. A description of these segments and comments with regard to their operations are included below. In addition, please refer to the information on the inside front cover as well as the text in the Chairman's Letter and the other information on pages 4 through 11 of the Annual Report. Such information, including the Quarterly Data presented on page 12, should also be considered a part of this analysis.
        Midland's insurance division consists primarily of six property and casualty companies and two credit life companies operating as American Modern Insurance Group (AMIG). AMIG is licensed to write business in all 50 states plus the District of Columbia. The majority of AMIG's business is physical damage insurance on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowners insurance policies. Other insurance products include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.
        M/G Transport Services, Inc., Midland's transportation division, operates primarily as a freight broker. This division arranges for the movement of dry bulk commodities such as petroleum coke, iron ores, logs, fertilizers, sugar and aggregates on the lower Mississippi River and its tributaries. In 1994 and prior years, M/G Transport Services, Inc. was a traditional river transportation company involved in the affreightment of dry bulk commodities on the Ohio and Mississippi rivers and their tributaries.
        Midland's sportswear division, CS Crable Sportswear, Inc., is a value-added manufacturer of high-quality appliqued, embroidered and imprinted apparel specializing in the design and marketing of branded and licensed sportswear. CS Crable's products are marketed by Company and independent sales representatives located throughout the United States.
        The other segment consists primarily of financing activities that are considered immaterial.

Results of Operations
        American Modern Insurance Group (AMIG), the Company's insurance subsidiary, concluded 1996 on a profitable basis even though its operations were severely impacted by numerous adverse occurrences throughout most of 1996. The first half of 1996 was plagued by severe winter storms and record-setting flooding in the Northeastern and Northwestern United States. During the third quarter of 1996, Hurricanes Fran and Bertha struck the United States causing heavy catastrophic losses. The losses to AMIG from Hurricane Fran alone were $6 million on an after-tax basis. Also, in 1996, AMIG expensed approximately $3.4 million (pre-tax) in litigation costs related to the settlement of a class action lawsuit in Alabama and Mississippi. These unusual items contributed to a higher-than-normal combined ratio (ratio of losses and expenses to premiums earned) for the property and casualty insurance companies of 104.3% in 1996 as compared to only 97.2% in 1995. Although AMIG's 1996 combined ratio is not up to its standards, it was better than the industry average of 106.1%. In spite of this adversity, AMIG was profitable in 1996 and its pre-tax profit of $9 million during the fourth quarter of 1996 was a record quarter for AMIG. Both written and earned premiums also increased in 1996 to record levels.
        The increases in insurance revenues in 1996 and 1995 were due to the overall growth of all of AMIG's existing insurance products as well as expansion into other areas of insurance. The increases in insurance losses and loss adjustment expenses in 1996 were due primarily to the abnormally high weather-related and catastrophic losses sustained during the year and adverse development with respect to prior year's commercial lines losses. The 1995 increases in insurance losses and loss adjustment expenses and commissions and other policy acquisition costs were due to the growth in written premiums. Insurance operating and administrative expenses increased in 1995 due primarily to premium growth plus higher than normal litigation costs incurred in that year.
        M/G Transport Services, Inc., the Company's transportation subsidiary, concluded a successful year in 1996. Revenues increased 11% and pre-tax income increased 25% in 1996 as compared to 1995 levels. These favorable results were achieved even though M/G expensed $1.8 million (pre-tax) more in litigation costs in 1996 than in 1995 related to the operations sold in 1994 of the transportation subsidiary. These litigation costs are now behind M/G and this subsidiary is positioned for solid financial results in the future.
        Transportation revenues and related expenses increased in 1996 as compared to 1995 due to an increase in tonnage hauled. Transportation revenues and related expenses decreased in 1995 compared to 1994 levels due to the sale in December, 1994 of 67% of this subsidiary's transportation equipment as well as its affreightment contracts.
        CS Crable Sportswear, Inc., the Company's sportswear subsidiary, improved upon its operating performance in 1996 in spite of a reduction in sales as compared to 1995 revenue levels. This improved performance was achieved through cost reduction initiatives and changes in CS Crable's business practices which significantly reduced operating costs.
        The decreases in 1996 and 1995 sportswear revenues as compared to prior year revenues are reflective of a continued soft retail market combined with excess production capacity which exists within the sportswear apparel industry.

Liquidity and Capital Resources
        The Company issues commercial paper, generally below the bank prime borrowing rates, and has $45 million of credit lines available under bank lines at costs not exceeding prime borrowing rates. Outstanding

1996 MIDLAND ANNUAL REPORT - PAGE 15

short-term borrowings at December 31, 1996 were comprised of $4.7 million of commercial paper, $25 million of the previously mentioned bank lines and $3 million in other short-term bank borrowings. The Company plans to service existing debt with internally generated funds.
        Although the payment of dividends to the parent Company from the Company's subsidiaries is restricted by state regulatory agencies and/or covenants contained in debt agreements, these restrictions have not had, and are not expected to have, a significant impact on the parent Company's liquidity or its ability to meet its obligations.
        The Company completed the construction of its new corporate headquarters and training facility in late 1995. The total cost of this facility approximated $29 million. The Company's previous headquarters facility is listed for sale. However, consideration is being given to leasing the building with the ultimate goal being the sale of the facility. The eventual proceeds derived from the sale will be used to liquidate a portion of short-term debt.
        M/G Transport Services, Inc. acquired 25 barges in 1996 and is committed to the acquisition of 41 barges by the end of the first quarter of 1997. The total cost of these 66 barges is $18.1 million. As consideration for these purchases, M/G Transport exchanged four of its towboats in 1996 and will pay $11.9 million in 1997 upon delivery of the barges. The remaining funds due under this purchase agreement will be financed by internally-generated capital and short-term bank borrowings.

Changes in Financial Condition
        Marketable securities increased in 1996 and 1995 due to the cash flow from operations, investment income from the investment portfolio and the unrealized appreciation in the market value of the portfolio. The unrealized appreciation in securities increased approximately $6 million and $26 million in 1996 and 1995, respectively.
        The increases in 1996 and 1995 in accounts receivable, deferred insurance policy acquisition costs and unearned insurance premiums are primarily attributable to the continued growth of the Company's insurance subsidiaries.
        The recoverables from reinsurers and prepaid reinsurance premiums increased in 1996 due to the increased reinsurance activities of the Company's insurance subsidiaries combined with losses paid in the later part of 1996 which have not been recovered from AMIG's reinsurers as of December 31, 1996.
        Sportswear inventories increased in 1996 due primarily to an unanticipated decline in retail business in the second half of 1996. Sportswear inventories decreased in 1995 as compared to 1994 levels due to special close-out inventory programs implemented in those years.
        Property, plant and equipment (at original cost) decreased in 1996 due primarily to the exchange of towboats for barges by the Company's transportation subsidiary. The increase in property, plant and equipment in 1995 was due primarily to the cost of the Company's new headquarters facility.
        Short-term bank borrowings and long-term debt increased in 1995 due to the financing of the Company's new corporate headquarters facility. This facility cost approximately $29 million, with $20.8 million of this amount financed through long-term debt and the remainder financed with short-term borrowings.
        Funds held under reinsurance agreements and reinsurance payables increased in 1996 and 1995 due to increased reinsurance activities by the Company's insurance subsidiaries and a new reinsurance agreement entered into in 1995 whereby funds related to ceded insurance are held in reserve rather than being released to the reinsurers. Approximately $19.6 million and $16.4 million was being held under this agreement at December 31, 1996 and 1995, respectively.
        The increase in insurance loss reserves in 1996 and 1995 is due to the growth of the Company's insurance subsidiaries and an increase in commercial lines products which have a longer loss settlement period.
        The 1995 increase in deferred federal income tax was due primarily to the increase in deferred taxes on the unrealized gains in the Company's investment portfolio.
        Unvested restricted stock awards increased in 1995 due to the new stock grant awarded to key management employees in that year.

Impact of Inflation
        Management does not consider the impact of changing prices to be material in the analysis of the Company's overall operations.

Private Securities Reform Act of 1995
Forward Looking Statement Disclosure
        This Report contains Forward Looking Statements. For purposes of this Report, a "Forward Looking Statement", within the meaning of the Securities Reform Act of 1995, is any statement concerning the year 1997 and beyond. The actions and performance of the Company and its subsidiaries could deviate materially from what is contemplated by the forward looking statements contained in this Report. Factors which might cause deviations from the forward looking statements include, without limitations, the following: 1) changes in the laws or regulations affecting the operations of the Company or any of its subsidiaries; 2) changes in the business tactics or strategies of the Company or any of its subsidiaries; 3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the Company or any of its subsidiaries; 4) changing market forces or litigation which necessitate, in Management's judgment, changes in plans, strategy or tactics of the Company or its subsidiaries; and 5) adverse weather conditions, fluctuations in the investment markets, changes in the retail marketplace, or fluctuations in interest rates, any one of which might materially affect the operations of the Company and/or its subsidiaries.

1996 MIDLAND ANNUAL REPORT - PAGE 16

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES

December 31,                                            1996           1995
--------------------------------------------------------------------------------
ASSETS

Cash                                               $   3,617,000  $   6,385,000
                                                   -------------- --------------

Marketable Securities:

    Fixed Income (cost, $333,259,000 in 1996 and
     $310,742,000 in 1995)                           335,675,000    319,663,000

    Equity (cost, $30,931,000 in 1996 and
     $25,993,000 in 1995)                             64,787,000     47,391,000
                                                   -------------- --------------

        Total                                        400,462,000    367,054,000
                                                   -------------- --------------
Receivables:

    Accounts receivable                               59,250,000     55,872,000

    Less allowance for losses                          1,301,000      1,362,000
                                                   -------------- --------------
        Net                                           57,949,000     54,510,000
                                                   -------------- --------------

Reinsurance Recoverables and Prepaid
 Reinsurance Premiums                                 52,805,000     38,805,000
                                                   -------------- --------------

Inventory - Sportswear Division                       13,329,000      6,954,000
                                                   -------------- --------------

Property, Plant and Equipment:

    Original cost                                    124,672,000    131,616,000

    Less accumulated depreciation and amortization    42,997,000     45,767,000
                                                   -------------- --------------

        Net                                           81,675,000     85,849,000
                                                   -------------- --------------

Deferred Insurance Policy Acquisition Costs           45,342,000     43,146,000
                                                   -------------- --------------

Other Assets                                           4,360,000      2,000,000
                                                   -------------- --------------

        Total Assets                               $ 659,539,000  $ 604,703,000
                                                   ============== ==============

See notes to consolidated financial statements.

1996 MIDLAND ANNUAL REPORT - PAGE 17

THE MIDLAND COMPANY AND SUBSIDIARIES

December 31,                                            1996           1995
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Notes Payable Within One Year:
    Banks                                          $  28,000,000  $  31,000,000

    Commercial paper                                   4,700,000      4,620,000
                                                   -------------- --------------

        Total                                         32,700,000     35,620,000
                                                   -------------- --------------

Insurance Commissions Payable                         13,821,000     15,756,000
                                                   -------------- --------------

Other Payables and Accruals                           42,819,000     37,119,000
                                                   -------------- --------------

Funds Held Under Reinsurance Agreements and
   Reinsurance Payables                               26,949,000     20,619,000
                                                   -------------- --------------

Unearned Insurance Premiums                          208,417,000    190,948,000
                                                   -------------- --------------

Insurance Loss Reserves                               95,830,000     68,347,000
                                                   -------------- --------------

Deferred Federal Income Tax                           16,845,000     14,243,000
                                                   -------------- --------------

Long-Term Debt                                        62,470,000     65,456,000
                                                   -------------- --------------

Shareholders' Equity:
    Common stock (issued and outstanding:
      3,042,000 shares at December 31, 1996 and
      3,020,000 shares at December 31, 1995
      after deducting treasury stock of 601,000
      shares and 623,000 shares, respectively)           911,000        911,000
    Additional paid-in capital                        14,846,000     15,362,000
    Retained earnings                                138,423,000    139,350,000
    Net unrealized gain on marketable securities      23,587,000     19,716,000
    Treasury stock (at cost)                         (16,621,000)   (16,575,000)
    Unvested restricted stock awards                  (1,458,000)    (2,169,000)
                                                   -------------- --------------

        Total                                        159,688,000    156,595,000
                                                   -------------- --------------

        Total Liabilities and Shareholders' Equity $ 659,539,000  $ 604,703,000
                                                   ============== ==============

1996 MIDLAND ANNUAL REPORT - PAGE 18

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31,                 1996           1995           1994
--------------------------------------------------------------------------------
Revenues:
    Insurance                       $ 303,175,000  $ 282,104,000  $ 219,462,000
    Transportation                     34,064,000     30,371,000     53,163,000
    Sportswear                         32,754,000     37,733,000     41,928,000
    Other                                 499,000        752,000        858,000
                                    -------------- -------------- --------------

    Total                             370,492,000    350,960,000    315,411,000
                                    -------------- -------------- --------------
Costs and Expenses:
    Insurance:
      Losses and loss adjustment
        expenses                      172,426,000    136,211,000    113,096,000
      Commisions and other policy
        acquisition costs              81,533,000     80,520,000     64,557,000
      Operating and administrative
        expenses                       41,355,000     39,475,000     26,103,000
    Transportation operating expenses  31,163,000     28,033,000     47,820,000
    Sportswear operating expenses      35,796,000     46,309,000     44,276,000
    Interest expense                    5,873,000      4,434,000      4,865,000
    Other operating and administrative
      expenses                          3,115,000      3,462,000      2,807,000
                                    -------------- -------------- --------------

        Total                         371,261,000    338,444,000    303,524,000
                                    -------------- -------------- --------------
Income (Loss) Before Federal
  Income Tax                             (769,000)    12,516,000     11,887,000
Provision (Credit) For Federal
  Income Tax                           (1,837,000)     2,964,000      2,468,000
                                    -------------- -------------- --------------

Net Income                              1,068,000      9,552,000      9,419,000

Retained Earnings, Beginning of Year  139,350,000    131,675,000    123,995,000

Cash Dividends Declared                (1,995,000)    (1,877,000)    (1,739,000)
                                    -------------- -------------- --------------

Retained Earnings, End of Year      $ 138,423,000  $ 139,350,000  $ 131,675,000
                                    ============== ============== ==============

Earnings Per share of Common Stock           $.35          $3.11          $3.09
                                    ============== ============== ==============
Cash Dividends Per Share of
  Common Stock                               $.66           $.62           $.58
                                    ============== ============== ==============

See notes to consolidated financial statements.

1996 MIDLAND ANNUAL REPORT - PAGE 19

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31,                 1996           1995           1994
--------------------------------------------------------------------------------
Cash Flows from Operating
 Activities:
  Net Income                        $   1,068,000  $   9,552,000  $   9,419,000
   Adjustments to reconcile net
    income to net cash provided
    by operating activities:
      Depreciation and amortization     8,863,000      8,960,000     10,609,000
      Increase in insurance loss
       reserves                        27,483,000     10,632,000     15,108,000
      Increase in unearned insurance
       premiums                        17,469,000     32,632,000     39,514,000
      Increase in reinsurance
       recoverables and prepaid
       reinsurance premiums           (14,000,000)    (2,393,000)   (16,232,000)
      Decrease (increase) in
       inventory - Sportswear
       Division                        (6,375,000)     4,162,000      4,852,000
      Increase (decrease) in funds
       held under reinsurance
       agreements and reinsurance
       payables                         6,330,000     17,662,000       (817,000)
      Increase in accounts payable
       and accruals                     5,667,000        830,000      8,728,000
      Increase in net receivables      (3,439,000)    (6,044,000)    (1,344,000)
      Decrease (increase) in
       other assets                    (2,360,000)    (1,267,000)       953,000
      Increase in deferred insurance
       policy acquisition costs        (2,196,000)    (5,493,000)    (8,828,000)
      Increase (decrease) in insurance
       commissions payable             (1,935,000)     2,282,000      2,010,000
      Provision (credit) for deferred
       federal income tax                 519,000     (1,533,000)    (9,066,000)
      Other - net                         972,000       (540,000)      (908,000)
                                    -------------- -------------- --------------
        Net cash provided by
         operating activities          38,066,000     69,442,000     53,998,000
                                    -------------- -------------- --------------
Cash Flows from Investing Activities:
  Purchase of marketable securities  (138,486,000)  (152,166,000)  (122,895,000)
  Sale of marketable securities        84,887,000     44,503,000     55,899,000
  Maturity of marketable securities    42,041,000     27,791,000      8,372,000
  Decrease (increase) in cash
   equivalent marketable securities   (17,445,000)    17,222,000     (8,166,000)
  Acquisition of property, plant
   and equipment                       (4,970,000)   (29,204,000)   (19,559,000)
  Sale of property, plan and equipment  1,552,000      1,257,000     52,353,000
                                    -------------- -------------- --------------
        Net cash used in investing
         activities                   (32,421,000)   (90,597,000)   (33,996,000)
                                    -------------- -------------- --------------
Cash Flows from Financing Activities:
  Increase (decrease) in net
   short-term borrowings               (2,920,000)     8,074,000     (8,756,000)
  Repayment of long-term debt          (2,647,000)    (2,128,000)   (28,552,000)
  Dividends paid                       (1,962,000)    (1,844,000)    (1,628,000)
  Purchase of treasury stock           (1,699,000)    (1,143,000)      (118,000)
  Issuance of treasury stock            1,154,000         52,000         32,000
  Payment of capitalized lease
   obligations                           (339,000)      (307,000)      (879,000)
  Issuance of long-term debt                   --     20,800,000     20,000,000
                                    -------------- -------------- --------------
        Net cash provided by (used
         in) financing activities      (8,413,000)    23,504,000    (19,901,000)
                                    -------------- -------------- --------------
Net Increase (Decrease) in Cash        (2,768,000)     2,349,000        101,000

Cash at Beginning of Year               6,385,000      4,036,000      3,935,000
                                    -------------- -------------- --------------
Cash at End of Year                 $   3,617,000  $   6,385,000  $   4,036,000
                                    ============== ============== ==============
Supplemental Disclosures:
The Company paid interest of $5,820,000, $4,998,000, and $5,109,000 and income taxes of $930,000, $7,251,000, and $9,022,000 in 1996, 1995 and 1994,
respectively.

See notes to consolidated financial statements.

1996 MIDLAND ANNUAL REPORT - PAGE 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 1996, 1995 and 1994

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        The Company operates in four business segments: Insurance, Transportation, Sportswear and Other, with the most significant business activities being in insurance. The Company writes insurance business throughout the nation with larger concentrations in the Southern and Southeastern states. Such business consists primarily of physical damage insurance on manufactured homes featuring coverages similar to conventional homeowners insurance policies.
        The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to use numerous estimates and assumptions. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes and various other liability accounts. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.
        Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.
        Marketable Securities--Marketable securities are categorized as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common and preferred stocks which do not have redemption provisions). The Company classifies all debt and equity securities as available-for-sale and carries such investments at market value (see Note 2). Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.
        Inventory--The sportswear division's inventory is valued at the lower of cost (using the weighted average method of inventory valuation) or market.
        Property and Depreciation--Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 5 to 7 years, and vessels and barges - 20 to 30 years).
        Federal Income Tax--Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. Investment tax credits previously allowed on property additions were deferred in the year of tax benefit and are being amortized against future operations over the estimated useful lives of the related properties.
        The Company files a consolidated federal income tax return which includes all subsidiaries.
        Insurance Income--Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit life premiums are recognized as income over the lives of the policies using the sum-of-the-digits method. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses which are not primarily related to premiums written are expensed as incurred.
        Insurance Loss Reserves--Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.
        Allowance for Losses--Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover possible future losses.
        Statements of Cash Flows--For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.
        Earnings per Share--Earnings per share of common stock calculations are computed based on the weighted average number of shares outstanding during the years. The effect of shares issuable under the Company's stock option and award plans are comprehended in the earnings per share calculations.
        Fair Value of Financial Instruments--The book values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the

1996 MIDLAND ANNUAL REPORT - PAGE 21

short-term maturities of these instruments.  The fair value of investments
(Note 2) is considered to be the market value which is based on quoted market prices. The fair value of long-term debt (Note 6) is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.
        Stock Option and Award Plans--The Company has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion No. 25.
        Reclassifications--Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.



2. MARKETABLE SECURITIES

                                    Thousands of Dollars
                         --------------------------------------------
                                       Gross Unrealized
                                      ------------------       Market
        1996               Cost        Gains      Losses       Value
---------------------------------------------------------------------
Debt Securities:
  Governments            $169,020     $ 1,437     $  974     $169,483
  Municipals               68,675       1,807         98       70,384
  Corporates               40,219         340         97       40,462
  Cash
    Equivalents            50,936           -          -       50,936
                         --------------------------------------------
    Total                 328,850       3,584      1,169      331,265
Equity Securities          30,770      34,283        426       64,627
Accrued Interest
  and Dividends             4,570           -          -        4,570
                         --------------------------------------------
Total Marketable
  Securities             $364,190     $37,867     $1,595     $400,462
                         ============================================

                                    Thousands of Dollars
                         --------------------------------------------
                                       Gross Unrealized
                                      ------------------       Market
        1995               Cost        Gains      Losses       Value
---------------------------------------------------------------------
Debt Securities:
  Governments            $147,454     $ 5,575     $   87     $152,942
  Municipals               90,152       2,871        119       92,904
  Corporates               34,665         708         26       35,347
  Cash
    Equivalents            33,495           -          -       33,495
                         --------------------------------------------
    Total                 305,766       9,154        232      314,688
Equity Securities          25,880      22,031        634       47,277
Accrued Interest
  and Dividends             5,089           -          -        5,089
                         --------------------------------------------
Total Marketable
  Securities             $336,735     $31,185       $866     $367,054
                         ============================================

        Included in the determination of net income are the following (amounts in 000's):
                               1996         1995         1994
                            -----------------------------------
Gross Realized Gains         $ 5,024      $ 3,045      $ 3,252
Gross Realized Losses         (2,335)        (672)      (1,062)
Other Investment Income       20,141       18,068       12,114
Investment Expenses             (891)        (639)      (1,044)
                            -----------------------------------
Net Investment Income        $21,939      $19,802      $13,260
                            ===================================

        The cost and approximate market value of debt securities held at December 31, 1996 summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).
                                                Market
                                 Cost           Value
                              -------------------------
Under 1 year                   $ 88,559       $ 88,689
1-5 years                       129,105        130,413
6-10 years                       89,518         90,435
Over 10 years                    21,668         21,728
                              -------------------------
        Total                  $328,850       $331,265
                              =========================

3. RECEIVABLES
        Accounts receivable at December 31, 1996 and 1995 are generally due within one year and consist of the following (amounts in 000's):

                                  1996           1995
                               ------------------------
Insurance                       $45,273        $44,932
Transportation                    4,102          3,646
Sportswear                        4,575          4,609
Other                             5,300          2,685
                               ------------------------
        Total                   $59,250        $55,872
                               ========================

4. PROPERTY, PLANT AND EQUIPMENT
        At December 31, 1996 and 1995, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

                                  1996           1995
                              -------------------------
Land                           $  1,771       $  1,771
Buildings, improvements,
  fixtures, etc.                 78,199         75,303
Vessels and barges               41,596         51,436
Transportation equipment
  under capital leases            3,106          3,106
                              -------------------------
        Total                  $124,672       $131,616
                              =========================

1996 MIDLAND ANNUAL REPORT - PAGE 22

        In December 1994, the Company sold a major portion of the assets related to its river transportation division. The sales price of $46,761,000 approximated the net book value of the assets sold.
        Total rent expense related to the rental of equipment included in the accompanying consolidated statements of income is $4,867,000 in 1996, $3,470,000 in 1995 and $1,833,000 in 1994. Future rentals under non-cancelable operating leases will be approximately $2,374,000 in 1997.
        The Company has commitments for the acquisition of 41 barges in 1997 at a cost of $11,875,000.

5. NOTES PAYABLE TO BANKS
        At December 31, 1996 and 1995, the Company had conventional lines of credit with commercial banks of $45,000,000. The lines of credit in use under these agreements at December 31, 1996 and 1995 amounted to $25,000,000 and $20,000,000, respectively. Borrowings under these lines of credit constitute senior debt. Commitment fees are currently required by the lending institutions to maintain these credit agreements.
        Additionally, at December 31, 1996 and 1995, the Company had other short-term bank borrowings outstanding of $3,000,000 and $11,000,000, respectively. These borrowings also constitute senior debt.
        The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 5.95% and 6.0% at December 31, 1996 and 1995, respectively.

6. LONG-TERM DEBT
        Long-term debt at December 31, 1996 and 1995 is summarized as follows (amounts in 000's):
                                           1996       1995
                                        --------------------
Equipment Obligations, Due Through -
        6.45%   July 1, 2000             $ 2,470    $ 2,850
        6.35%   December 31, 1998          6,160      7,040
        5.82%   October 31, 1998           4,337      4,957
Mortgage Notes, Due Through -
        6.94%   December 20, 2005         20,304     20,800
        5.82%   December 1, 2003           8,187      8,458
Unsecured Notes,
  Payments Beginning 2000 -
        * 6.4875  November 1, 2003        20,000     20,000
Capitalized Lease Obligations              1,012      1,351
                                        --------------------
  Total obligations                       62,470     65,456
  Less current maturities                  3,079      2,986
                                        --------------------
    Total                                $59,391    $62,470
                                        ====================

* Rate in effect on December 31, 1996. The interest rate on this $40,000,000 credit facility is adjusted quarterly to the LIBOR rate plus 1%.
        Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of approximately $52,000,000.
        The aggregate amount of repayment requirements on long-term debt and capitalized leases for the five years subsequent to 1996 are (amounts in 000's):
1997 - $3,079; 1998 - $10,671; 1999 - $1,542; 2000 - $7,328; 2001 - $6,070.
        At December 31, 1996 and 1995, the carrying value and the approximate fair value of the Company's long-term debt were as follows (amounts in 000's):

                                           1996       1995
                                        --------------------
Carrying Value                           $62,470    $65,456
                                        ====================
Fair Value                               $61,790    $64,767
                                        ====================

7. FEDERAL INCOME TAX
        The provision for federal income tax is summarized as follows (amounts in 000's):

                               1996         1995         1994
                            -----------------------------------
Current provision (credit)   $(2,356)     $ 4,497      $11,534
Deferred provision (credit)      519       (1,533)      (9,066)
                            -----------------------------------
    Total                    $(1,837)     $ 2,964      $ 2,468
                            ===================================

        The federal income tax provision for the years ended December 31, 1996, 1995 and 1994 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

                               1996         1995         1994
                            -----------------------------------
Federal income tax (credit)
  at statutory rate          $  (269)     $ 4,381      $ 4,160
Tax effect of:
  Tax exempt interest and
    excludable dividend
    income                    (1,574)      (1,392)      (1,247)
 Business meals and
  entertainment expenses         151          144          140
Investment tax credits          (169)        (175)        (488)
Other--net                        24            6          (97)
                            -----------------------------------
Provision (credit) for
  federal income tax         $(1,837)     $ 2,964       $2,468
                            ===================================

1996 MIDLAND ANNUAL REPORT - PAGE 23

        Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

                                           1996       1995
                                        --------------------
Deferred Tax Liabilities:
  Deferred insurance policy
    acquisition costs                    $14,970    $14,266
  Unrealized gain on
    marketable securities                 12,685     10,602
  Accelerated depreciation                 6,808      5,879
  Investment tax credits                     955      1,124
  Other                                    1,005        642
                                        --------------------
    Sub-total                             36,423     32,513
                                        --------------------

Deferred Tax Assets:
  Unearned insurance premiums             12,187     11,187
  Pension expense                          3,022      2,318
  Insurance loss reserves                  2,009      1,618
  Other                                    2,360      3,147
                                        --------------------
    Sub-total                             19,578     18,270
                                        --------------------
Deferred federal income tax              $16,845    $14,243
                                        ====================

8. REINSURANCE
        The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.
        A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows:

                          Thousands of Dollars
                ------------------------------------------
                 Direct    Assumed     Ceded       Net
                ------------------------------------------
1996
  Written       $357,207   $28,747   $(96,810)   $289,144
  Earned         346,919    21,284    (92,674)    275,529

1995
  Written       $348,187   $27,320   $(91,022)   $284,485
  Earned         301,388    18,046    (60,567)    258,867

1994
  Written       $263,250   $11,836   $(39,689)   $235,397
  Earned         235,299     7,711    (38,433)    204,577

9. INSURANCE LOSS RESERVES
        Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

                               1996         1995         1994
                           ------------------------------------
Balance at January 1        $ 61,497     $ 52,078     $ 33,964
  Less reinsurance
    recoverables              13,785       14,597        6,220
                           ------------------------------------
Net Balance at January 1      47,712       37,481       27,744
                           ------------------------------------
Incurred related to:
  Current year               166,554      141,887      114,511
  Prior years                  3,771       (7,347)      (2,076)
                           ------------------------------------
Total incurred               170,325      134,540      112,435
                           ------------------------------------
Paid related to:
  Current year               121,782      105,269       93,014
  Prior years                 31,471       19,040        9,684
                           ------------------------------------
Total paid                   153,253      124,309      102,698
                           ------------------------------------
Net balance at
  December 31                 64,784       47,712       37,481
  Plus reinsurance
     recoverables             24,208       13,785       14,597
                           ------------------------------------
Balance at December 31      $ 88,992     $ 61,497     $ 52,078
                           ====================================

        The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1996, 1995 and 1994 were approximately $71,133,000, $47,152,000 and $20,231,000, respectively.

1996 MIDLAND ANNUAL REPORT - PAGE 24

10. BENEFIT PLANS
        The Company has qualified pension plans which provide for the payment of annual benefits to substantially all employees upon retirement. Such benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.
        The following table sets forth the plans' funded status (amounts in 000's):
                                               1996        1995
                                            ---------------------
Actuarial present value of benefit
  obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $13,949 in 1996 and
     $13,876 in 1995                         $14,773     $14,467
                                            =====================
   Projected benefit obligation for
     service rendered to date                $20,849     $19,882
Plan assets at fair value, primarily
  U.S. bonds and listed stocks                19,774      17,822
                                            ---------------------
Plan assets less than projected
  benefit obligation                          (1,075)     (2,060)
Unrecognized net assets at
  January 1, 1987 being
  recognized over 18 years                    (1,278)     (1,443)
Unrecognized prior service cost                  529         563
Unrecognized net loss (gain)                  (2,162)        (42)
                                            ---------------------
Pension liability included in
  Other Payables and Accruals                $(3,986)    $(2,982)
                                            =====================

        Net pension cost included the following (amounts in 000's):

                               1996         1995         1994
                            -----------------------------------
Service cost--benefits
  earned during the year     $ 1,037      $   843      $   725
Interest cost on projected
  benefit obligation           1,469        1,381        1,216
Actual return on plan
  assets--(gain)              (2,691)      (3,144)         315
Net amortization and
  deferral                     1,289        1,836       (1,619)
                            -----------------------------------
Net periodic pension
  plan cost                  $ 1,104      $   916      $   637
                            ===================================

        Total pension cost was $1,956,000 in 1996, $1,365,000 in 1995 and
$896,000 in 1994. Included in the above amounts is a supplemental pension plan expense of $852,000 in 1996, $449,000 in 1995 and $259,000 in 1994. These
amounts represent expenses accrued for supplemental pension benefits in excess of Internal Revenue Code Section 415 limitations.
        The supplemental pension plan is unfunded. The Company has recognized a liability of $2,800,000 related to this plan and the plan has an accumulated benefit obligation of $3,900,000 and a projected benefit obligation of $7,200,000 at December 31, 1996.
        The discount rates used in determining the plans' actuarial present value of the projected benefit obligation were 7-1/2% in 1996, 7-1/4% in 1995 and 8% in 1994. The rates of increase in future compensation levels used in determining the actuarial present value of the plans' projected benefit obligation were 5 1/2% in 1996 and 1995, and 6% in 1994. The expected long-term rate of return on assets was 8% in all three years.

11. STOCK OPTION AND AWARD PLANS
        Under the Company's stock option plans, all of the outstanding stock options at December 31, 1996 were exercisable non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. A summary of stock option transactions follows:

                       1996                  1995                 1994
               ---------------------------------------------------------------
                            Avg.                  Avg.                 Avg.
                (000's)    Option     (000's)    Option    (000's)    Option
                Shares     Price      Shares     Price      Shares     Price
               ---------------------------------------------------------------
Outstanding,
  beginning
  of year         219      $25.76       216      $24.69       218      $24.67
Exercised         (67)      17.72        (2)      21.16        (2)      20.81
Expired             -           -        (4)      26.94         -           -
Granted             -           -         9       50.75         -           -
               ---------------------------------------------------------------
Outstanding,
  end of year     152      $29.31       219      $25.76       216      $24.69
               ===============================================================

1996 MIDLAND ANNUAL REPORT - PAGE 25

        Information regarding such outstanding options at December 31, 1996 follows:

Weighted Average           Outstanding     Weighted
Remaining Life               Options     Average Price
-------------------------------------------------------
One year                      6,400         $19.81
Three years                 127,300          26.80
Seven years                  18,000          50.44
                          -----------------------------
   Total                    151,700         $29.31
                          =============================

        The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after an incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 32,000 shares were awarded under this program and 27,000 shares remain outstanding at December 31, 1996. In 1995, 49,000 shares were awarded under the program and 47,000 shares remain outstanding at December 31, 1996. The value of the awards is being amortized as compensation expense over a five year vesting period.
        The difference in net income computed using APB Opinion No. 25 for options and Financial Accounting Standards No. 123 is not significant.

12. CONTINGENCIES
        Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters would not have a material effect upon the Company's consolidated financial position or results of operations.

13. INDUSTRY SEGMENTS
        Listed below is financial information required to be reported for each industry segment. Interest expense includes intercompany interest not eliminated for purposes of segment reporting.

                                    Thousands of Dollars
                            ------------------------------------
                               1996         1995         1994
                            ------------------------------------
Total segment revenues
Insurance                    $303,986     $283,141     $222,632
Transportation                 34,910       31,385       53,190
Sportswear                     32,754       37,733       41,928
Other                           2,250        3,647          645
Intersegment revenues          (3,408)      (4,946)      (2,984)
                            ------------------------------------
    Total                    $370,492     $350,960     $315,411
                            ====================================

Operating profit
Insurance                    $  8,649     $ 26,930     $ 16,630
Transportation                  3,747        3,352        5,370
Sportswear                     (3,042)      (8,577)      (2,348)
Other                            (842)         191           84
Interest expense               (5,873)      (4,434)      (4,865)
Intersegment interest
  expense                      (3,408)      (4,946)      (2,984)
                            ------------------------------------
    Total                    $   (769)    $ 12,516     $ 11,887
                            ====================================

Acquisition of fixed assets
Insurance                    $  2,440     $     --     $     --
Transportation                  6,326          170        6,846
Sportswear                        567        1,074          583
Corporate and other             1,603       27,960       12,130
                            ------------------------------------
    Total                    $ 10,936     $ 29,204     $ 19,559
                            ====================================

Depreciation and amortization
Insurance                    $  2,903     $     --     $     --
Transportation                  2,488        3,004        5,773
Sportswear                        924        1,065        1,078
Corporate and other             2,548        4,891        3,758
                            ------------------------------------
    Total                    $  8,863     $  8,960     $ 10,609
                            ====================================

Identifiable assets
Insurance                    $551,498     $494,638     $379,287
Transportation                 41,458       48,375       52,534
Sportswear                     20,077       14,018       17,264
Corporate and other            78,407       76,983       53,087
Intersegment
   receivables                (31,901)     (29,311)     (19,626)
                            ------------------------------------
    Total                    $659,539     $604,703     $482,546
                            ====================================

1996 MIDLAND ANNUAL REPORT - PAGE 26

14. SHAREHOLDERS' EQUITY
        The Midland Company has 5,000,000 shares of common stock authorized without par value (stated value of $.25 a share), including 720,000 shares at December 31, 1996 reserved for future issuance under the Company's stock option and award plans. The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.
        Covenants included in the borrowing agreements of M/G Transport Services, Inc. limit its payment of dividends to The Midland Company. Under the most restrictive of such covenants, $10,700,000 of its $14,700,000 of shareholder's equity was not available for distribution to the Company at December 31, 1996.
        The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid to the Company from its insurance subsidiaries in 1997 without regulatory approval is approximately $15,000,000; such subsidiaries paid actual cash dividends of $4,375,000 in 1996, $1,060,000 in 1995 and $4,000,000 in
1994.
        Net income as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries was $5,396,000, $13,367,000 and $3,616,000 for 1996, 1995 and 1994, respectively. Shareholders' equity on the same basis was $131,913,000 and $120,398,000 at December 31, 1996 and 1995.

        Activity in the Shareholders' equity accounts is summarized as follows (amounts in 000's):

                                            Net
                                         Unrealized            Unvested
                     Additional           Gain on             Restricted
              Common  Paid-In  Retained  Marketable  Treasury   Stock
               Stock  Capital  Earnings  Securities   Stock     Awards   Total
              ------------------------------------------------------------------
Balance,
 January 1,
 1994           $911   $14,620  $123,995  $11,308   $(16,564) $(1,160) $133,110
Net income                         9,419                                  9,419
Purchase of
 treasury stock                                         (118)              (118)
Cash dividends
 declared                         (1,739)                                (1,739)
Exercise of
 stock options              (7)                           39                 32
Changes in
 unrealized gain
 on investments,
 net of tax                                (8,554)                       (8,554)
Amortization and
 cancellation of
 unvested
 restricted
 stock awards               (6)                           (5)     298       287
              ------------------------------------------------------------------
Balance,
 December 31,
 1994            911    14,607   131,675    2,754    (16,648)    (862)  132,437
Net income                         9,552                                  9,552
Purchase of
 treasury stock                                       (1,143)            (1,143)
Cash dividends
 declared                         (1,877)                                (1,877)
Exercise of
 stock options             (12)                           64                 52
Changes in
 unrealized gain
 on investments,
 net of tax                                16,962                        16,962
Restricted stock
 awards                    855                         1,262   (2,117)       --
Amortization and
 cancellation of
 unvested
 restricted
 stock awards              (88)                         (110)     810       612
              ------------------------------------------------------------------
Balance,
 December 31,
 1995            911    15,362   139,350   19,716    (16,575)  (2,169)  156,595
Net income                         1,068                                  1,068
Purchase of
 treasury stock,
 net                       111                        (1,810)            (1,699)
Cash dividends
 declared                         (1,995)                                (1,995)
Exercise of
 stock options            (620)                        1,774              1,154
Changes in
 unrealized gain
 on investments,
 net of tax                                 3,871                         3,871
Amortization and
 cancellation of
 unvested
 restricted
 stock awards               (7)                          (10)     711       694
              ------------------------------------------------------------------
Balance,
 December 31,
 1996           $911   $14,846  $138,423  $23,587   $(16,621) $(1,458) $159,688
              ==================================================================

1996 MIDLAND ANNUAL REPORT - PAGE 27

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
THE MIDLAND COMPANY AND SUBSIDIARIES

Deloitte &
Touche LLP
Cincinnati, Ohio

To the Shareholders of The Midland Company:

        We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

S/ Deloitte & Touche LLP
Deloitte & Touche LLP
February 13, 1997


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

1996 MIDLAND ANNUAL REPORT - PAGE 28

OFFICERS AND DIRECTORS

THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS                        OFFICERS

George R. Baker u                         J. P. Hayden, Jr.
Corporate Director/Advisor                Chairman and Chief Executive Officer

James H. Carey u n                        Michael J. Conaton
Corporate Director/Advisor                President and Chief Operating Officer

Michael J. Conaton                        J. P. Hayden, III
President and Chief Operating Officer     Senior Executive Vice President

J. P. Hayden, Jr.                         John W. Hayden
Chairman and Chief Executive Officer      Senior Executive Vice President

J. P. Hayden, III                         John R. LaBar
Senior Executive Vice President           Vice President and Secretary

John W. Hayden                            Robert W. Hayden
Senior Executive Vice President           Vice President

Robert W. Hayden                          John I. Von Lehman
Vice President                            Executive Vice President, Treasurer
                                          and Chief Financial Officer
William T. Hayden
Attorney                                  Thomas J. Rohs
                                          Vice President
William J. Keating u
Formerly Chairman, Chief Executive        Charles J. Jenkins
Officer and Publisher-Cincinnati          Vice President-Management
Enquirer and Formerly Chairman of         Information Systems
the Board-Associated Press
                                          Michael L. Flowers
William McD. Kite                         Assistant Secretary
Member                                    and Chief In-House Counsel
Cohen, Todd, Kite & Stanford, LLC
                                          Paul T. Brizzolara
John R. LaBar                             Assistant Vice president and
Vice President and Secretary              Assistant Secretary

John M. O'Mara n                          Ronald L. Gramke
Corporate Director/Financial Consultant   Assistant Treasurer

John R. Orther  n                         Edward J. Heskamp
Certified Public Accountant               Assistant Treasurer

William F. Plettner                       W. Todd Gray
Formerly Vice Chairman and                Assistant Treasurer
President of the Company
                                          Mary Ann C. Pettit
Glenn E. Schembechler  n                  Assistant Secretary
Professor Emeritus
University of Michigan                    Geraldine M. Stigall
                                          Assistant Secretary
John I. Von Lehman
Executive Vice President, Treasurer       n Member of Audit Committee
and Chief Financial Officer               u Member of Compensation Committee

1996 MIDLAND ANNUAL REPORT - INSIDE REAR COVER

SUBSIDIARY OFFICERS
THE MIDLAND COMPANY

AMERICAN MODERN INSURANCE GROUP, INC.

Chairman and Chief Executive Officer
  Thomas J. Rohs

Vice Chairman
  John W. Hayden

President and Chief Operating Officer
  Kurt R. Schwamberger

Executive Vice President and Chief Financial Officer
  Kenneth G. Boberg

Executive Vice President
  Ronald L. Crippin

Senior Vice President
  Robert E. Hilliard
  Charles J. Jenkins

Vice President and Treasurer
  James P. Tierney

Vice President
  Gregory P. Bauke
  John F. Behringer
  Michael R. Bowen
  Floyd R. Carr
  Gary A. Cobb
  Donald E. Crawford
  Richard V. Crouch
  Douglas A. Detrick
  Dennis L. Gassaway
  Mark L. Gatto
  Clifton L. Gentry
  Daniel J. Gilene
  Russell M. Griffin
  Raymond R. Johnston
  James M. Knighten
  Julie K. Kroger
  William J. Lagano
  Gary D. Lund
  Donald E. Lydick
  Joseph W. Magnano
  Gerald W. McGuire
  Michael R. McMillian
  Andre J. Pecqueur
  James P. Romerill
  Frederick C. Wagner
  Stephen R. Wilson

Assistant Vice President
  Eugene G. Burke
  Terry G. Cogswell
  Thomas D. Contreras
  Robert P. Crowley
  Helen S. Danford
  Stephen J. Eilerman
  Steven J. Eisenhauer
  William G. Fawcett
  Theodore H. Fischer
  William T. Foster
  Mark J. Grabowski
  Laura H. Harris
  Charles F. Hill
  Robert H. Holst
  Daniel J. LaBar
  Christy A. LaGory
  Jeffrey W. Martin
  Frank J. May
  Charles H. Mayfield
  David C. McNutt
  Douglas G. Merriman
  Kevin M. Morreale
  C. V. Vaughan
  Sandra L. Wagner
  Lee J. Workum


CS CRABLE SPORTSWEAR, INC.

Chairman and Chief Executive Officer
  John W. Hayden

President and Chief Operating Officer
  Richard K. Queen

Vice President
  Keith E. Cottrell
  Joseph A. Granski, Jr.
  Thomas R. Hayden
  Timothy A. Herzog
  Gary R. Massa


M/G TRANSPORT SERVICES, INC.

President and Chief Operating Officer
  J. P. Hayden, III

Vice President
  Frank J. Gusich
  Jack L. Lordo

Treasurer
  Raymond R. Ludmann

Assistant Controller
  Martin J. Novakov


MGT SERVICES, INC.

President
  Thomas C. Terrell, III

Executive Vice President
  J. Kevin Jennings

Vice President
  James R. Jarvis
  Robbie M. Uvanni


OTHER INFORMATION


TRANSFER AGENT AND REGISTRAR    INDEPENDENT AUDITORS    GENERAL AND TAX COUNSEL
Fifth Third Bank                Deloitte & Touche LLP   Cohen, Todd, Kite &
38 Fountain Square,             250 East Fifth Street   Stanford, LLC
Mail Drop #1090F5               Cincinnati, Ohio 45202  525 Vine Building
Cincinnati, Ohio 45263                                  Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 10, 1997 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

FORM 10-K
A copy of the Company's 1996 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company - Attention:
Secretary.