Form 10-K, Exhibit 13
period 1997-12-31
MIDLAND CO
filed 1998-03-30
CIK 66025

THE MIDLAND COMPANY 1997 ANNUAL REPORT


THE MIDLAND COMPANY

Midland was founded in 1938 as a consumer finance company by the late J. Page Hayden, Sr. and H. R. LaBar. Today, Midland has two primary subsidiaries - Insurance and Transportation. Midland is a publicly traded company on the American Stock Exchange (MLA).


American Modern Insurance Group, Inc.

American Modern Insurance Group, Inc. (AMIG) is an insurance holding company licensed in all 50 states through its six property and casualty companies and two credit life companies. AMIG has traditionally specialized in writing physical damage insurance and related coverages on manufactured housing . AMIG has expanded to other areas of insurance including Homeowners, Lower Valued Homes, Dwelling Fire, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial and Excess and Surplus Lines.


M/G Transport Services, Inc.

M/G Transport currently charters barges and brokers freight for the movement of commodities on the inland waterways. M/G owned a fleet of 276 dry cargo jumbo hopper barges at December 31, 1997. The barges are primarily used by the Company's brokerage operation.

                             FINANCIAL HIGHLIGHTS

THE MIDLAND COMPANY AND SUBSIDIARIES
For the Years Ended December 31,        1997           1996           1995

Revenues from Continuing Operations $375,430,000   $337,738,000   $313,227,000
                                    =============  =============  =============

Income from Continuing Operations   $ 24,367,000   $  3,743,000   $ 16,048,000
Loss from Discontinued Operations     (6,817,000)    (2,675,000)    (6,496,000)
                                    -------------  -------------  -------------
Net Income                          $ 17,550,000   $  1,068,000   $  9,552,000
                                    =============  =============  =============

Basic Earnings (Loss) Per Common Share:
Continuing Operations               $       8.16   $       1.27   $       5.44
Discontinued Operations                    (2.28)          (.91)         (2.20)
                                    -------------  -------------  -------------
Total                               $       5.88   $        .36   $       3.24
                                    =============  =============  =============

Diluted Earnings (Loss) Per Common Share:
Continuing Operations               $       7.88   $       1.23   $       5.22
Discontinued Operations                    (2.21)          (.88)         (2.11)
                                    -------------  -------------  -------------
Total                               $       5.67   $        .35   $       3.11
                                    =============  =============  =============

Cash Dividends Per Common Share     $        .70   $        .66   $        .62
                                    =============  =============  =============

Book Value Per Common Share         $      63.32   $      52.49   $      51.85
                                    =============  =============  =============

Common Shares Outstanding              3,111,000      3,042,000      3,020,000
                                    =============  =============  =============




                               TABLE OF CONTENTS

Financial Highlights                                                         1
Chairman's Letter                                                          2-3
A Tribute to Retiring Directors                                            4-5
American Modern Insurance Group, Inc.                                      6-9
M/G Transport Services, Inc.                                             10-11
Quarterly Data                                                              12
Selected Consolidated Financial Data                                        13
Management's Discussion and Analysis                                     14-16
Income Statements                                                           17
Balance Sheets                                                           18-19
Cash Flows                                                                  20
Notes to Financial Statements                                            21-29
Report of Independent Public Accountants                                    30
Management's Report                                                         30
Officers and Directors                                                      31
Officers of Subsidiary Companies and Other Information                      32

                               CHAIRMAN'S LETTER


	We are pleased to report to you that 1997 was a dynamic and rewarding year for your Company. Consolidated earnings from operations were the highest in Midland's history. Your Company's insurance and river transportation subsidiaries experienced excellent profitability in 1997. At the same time, Management made the strategic decision to divest the sportswear operation and, as a result, this operation was sold during the third quarter of 1997. Operating results have been restated to separately report the Company's continuing and discontinued operations. We believe that Midland's 1997 operating income from continuing operations is indicative of the earnings potential of the Company.

FINANCIAL RESULTS
	Midland posted net income from continuing operations for the 12 months ended December 31, 1997 of $24,367,000, $7.88 per share (as calculated on a diluted basis) on revenues of $375,430,000. This compares to net income from continuing operations for the same period in 1996 of $3,743,000, $1.23 per share, on revenues of $337,738,000.
	Net income from continuing operations included after-tax realized investment capital gains of $.88 per share in 1997 and $.58 per share in 1996.
	Loss from discontinued operations for the 12 months ended December 31, 1997 was $(6,817,000), $(2.21) per share, compared to $(2,675,000), $(.88) per share in 1996.
	Consolidated net income, including both continuing and discontinued operations, was $5.67 per share for the 12 months ended December 31, 1997 compared to $.35 per share in 1996.


SHAREHOLDERS' EQUITY
	Midland's shareholders' equity grew by 20 percent in 1997 to $63.32 per share. It is gratifying to note that shareholders' equity per share has increased at a compounded annual growth rate of 14 percent over the last three years.
	Your Board of Directors, at its March 1997 meeting, approved an increase in the cash dividend paid to shareholders from 66 cents to 70 cents per share on an annualized basis. This is the eleventh consecutive year that your Board has increased the dividend.

INSURANCE
	By almost any measure, 1997 was a great year for American Modern Insurance Group, Inc. (AMIG), Midland's wholey owned insurance subsidiary. AMIG generated record levels of premium volume, underwriting profits, net investment income and net capital gains in 1997. AMIG's return on average shareholders' equity

This page includes a picture with the following caption:
(from left) J. P. Hayden, Jr., Chairman and Chief Executive
Officer, and Michael J. Conaton, President and Chief Operating Officer.

was 15.1 percent in 1997.
        Net premiums written for AMIG's property and casualty operations increased at a compounded annual growth rate of 18 percent over the past five years. This growth has come from both AMIG's traditional manufactured housing channel as well as through a select group of other niche product lines.
	With a return to favorable weather patterns throughout the United States in 1997, AMIG's property and casualty companies' ratio of losses and expenses to premiums earned (combined ratio) improved to 95.8% in 1997 as compared to 104.3% in 1996. AMIG has reported combined ratios below 100% in seven of the last eight years.

INSURANCE INVESTMENT PORTFOLIO
	As a result of strong cash flow from operations along with appreciation in the market value of AMIG's investment holdings, AMIG's investment portfolio also reached record levels in 1997, increasing by $96 million to $494 million in market value at year end. Likewise, AMIG's pre-tax investment income increased to record levels, totaling $21.3 million in 1997 plus an additional $4.2 million in pre-tax realized capital gains. AMIG's portfolio, at market value, is invested approximately 80 percent in high-quality fixed income securities and 20 percent in equity securities.


RIVER TRANSPORTATION
        Midland's river transportation subsidiaries, M/G Transport Services, Inc. and MGT Services, Inc. (M/G), experienced tremendous success in 1997. M/G's net profits were $3.1 million, 60 percent ahead of the prior year. These results represented an 18.5 percent return on its average shareholder equity and made 1997 M/G's most profitable year since 1989.
	M/G continues to operate its business within niche markets in a somewhat concentrated geographical area. This mix of business has been historically profitable for M/G and M/G's Management anticipates continued success as M/G moves forward.

DISCONTINUED OPERATIONS
	As previously reported, CS Crable Sportswear, Inc., the Company's sportswear subsidiary, sold substantially all of its assets on September 29, 1997. The results of operations and loss on disposal for these operations are reported separately as discontinued operations.
	The proceeds from the sale, approximately $13.3 million, were primarily used to reduce Midland's short-term borrowings. More importantly, this divestiture will afford Management the opportunity to focus on its core businesses and to utilize Midland's capital base to support the Company's profitable operations.

BOARD OF DIRECTORS MATTERS
	On pages 4 and 5 of this year's annual report, we pay tribute to three directors who are retiring from your Company's Board in March of 1998. Each of these directors has provided immeasurable value to Midland with their guidance and oversight over many years. It is noteworthy that two of these directors, Mr. William F. Plettner and Mr. John Orther, have served as directors since the Company first went public in 1961 and also served extended terms as executive officers of the Company. Mr. William McD. Kite has served as a director since 1966 while also serving as Midland's Chief Outside Legal Counsel for many years.
	We are also quite pleased to announce the election of a new director, Mr. James E. Bushman, President and CEO of Cast-Fab Technologies, Inc., who joined Midland's Board of Directors in December of 1997. Mr. Bushman brings many years of successful business experience to your Board and we certainly look forward to his assistance in the years ahead.


LOOKING TO THE FUTURE
	We begin 1998 with much enthusiasm from what we accomplished in 1997 and for what we plan to accomplish in the new year. In the areas of insurance and related financial services and in river transportation, our growth strategies are built on the financial strength and stability of the Company. We continually strive to provide the very best service to our current and future customers. We are optimistic about our future because we have talented and dedicated employees with a demonstrated expertise to successfully exploit niche markets. In conclusion, all of Management extends a sincere thanks to you, our shareholders, for your continued trust and support.



                                  S/ J. P. Hayden, Jr.
                                  J. P. Hayden, Jr.
                                  Chairman and Chief Executive Office
                                  February 12, 1998

                        A TRIBUTE TO RETIRING DIRECTORS


"It is with great pride that we pay tribute to three very special members of Midland's Board of Directors who will retire from the Board on March 5, 1998. As you will note in the captions below, these three individuals have served on your Company's Board for a combined total of over 100 years. We will miss their guidance and insight from a business perspective and, from a personal perspective, I, like the other members on your Board, will miss their friendship and the warmth and vitality of their spirit.

"We are pleased to honor each of them with the title of Director Emeritus."

			J. P. Hayden, Jr.
			Chairman of the Board and
			Chief Executive Officer






William McD. Kite

Mr. Kite has served as a member of Midland's Board for 33 years. Through these years, Mr. Kite also served as Midland's Chief Outside Legal Counsel as a partner with the law firm of Cohen, Todd, Kite and Stanford.
In his service as Chief Outside Counsel and as a member of Midland's Board, Bill Kite has always provided Management with sound advice and judgment.
He has guided the Company through the many difficult business challenges that your Company has successfully handled over the years.

This page includes a picture of William McD. Kite.

John R. Orther

Mr. Orther was one of the Company's first Board
Members after the Company had a public stock offering in 1961. John Orther joined Midland on February 1,
1954. He worked in the Company's financial department and served Midland in the capacity of Financial Vice
President during the 1960's and up until the time of his departure in 1969. Mr. Orther helped provide
Midland with financial guidance through a critical time of the Company's development and continued to serve Midland as a member of the Company's Board of Directors and Audit Committee.

This page includes a picture of John R. Orther.


William F. Plettner

Mr. Plettner's association and service to Midland spans over five decades. Bill Plettner has served as a member of Midland's Board of Directors since 1961, the year of the Company's first public stock offering.
More importantly, he began his business career with Midland in 1946 and, from that time forward, he played a very fundamental role in developing new areas of enterprise that would contribute to the growth and profitability of the Company. Mr. Plettner served in the capacity of President and Chief Operating Officer of The Midland Company from 1980 to 1988 and as Vice
Chairman in 1989.

This page includes a picture of William F. Plettner.

                     AMERICAN MODERN INSURANCE GROUP, INC.

We are pleased to report that 1997 was an extremely successful year for American Modern Insurance Group, Inc. (AMIG), Midland's wholly owned insurance subsidiary, as operating profits and revenues reached record-setting levels. AMIG is licensed in all fifty states through its six property and casualty companies and two credit life companies.

The property and casualty companies continued their strong growth in 1997, as net premiums written increased by approximately 18% over 1996. American Modern Insurance Group's net underwriting income reached an all-time high in 1997. The combined ratio (the ratio of losses and expenses to premiums earned) for 1997 was 95.8%, which compares most favorably with an estimated industry result of 101.8%. This favorable ratio comes despite incurring after-tax losses of approximately $3.7 million from the spring flooding that
took place in the Ohio River Valley.   AMIG's combined ratio has been below
100% in seven of the last eight years, an outstanding performance record by any measure.

American Modern Insurance Group's weather-related catastrophe losses were at their lowest level since 1993, decreasing by 60% from 1996 levels. The industry's $3.0 billion of catastrophe losses in 1997 was at its lowest level since 1988. Nevertheless, the Company remains committed to the management of exposure to natural catastrophes through the expanded utilization of the available catastrophe modeling technologies.

Once again, AMIG experienced strong results from its traditional physical damage insurance and related coverages for manufactured housing. AMIG also achieved growth and profitability in its other specialty personal lines insurance

This page includes a picture with the following caption:
(From left) John W. Hayden, Vice Chairman and Kurt Schwamberger,
President and Chief Operating Officer, AMIG products such as Low Value Dwellings, Watercraft, Recreational Vehicles and Collectible Autos. As many companies reduce rates and move to alternative distribution channels in an attempt to achieve the "low cost provider" status, AMIG remains committed to sound underwriting procedures and the effective utilization of its multiple channels of product distribution.

AMIG's Financial Services Division offers a variety of products to financial institutions and their customers. This division provides valuable services to its customers through its unique comprehension of their needs. Net written premiums for the Financial Services Division increased by approximately 22% over 1996. Additionally, strategies are now in place to distribute Watercraft and Recreational Vehicle products through AMIG's existing finance business partners.

Ameritrac, American Modern Insurance Group's in-house loan and lease tracking service, continued to grow during 1997. Ameritrac now tracks and services approximately 1.3 million loan and lease accounts for more than 40 financial institutions. During 1997, Ameritrac expanded its services to include flood determinations, agent portfolio conversions, direct mail marketing and payment processing through electronic fund transfers. In 1998, Ameritrac plans to continue to develop and offer new services to its many clients.

Refocusing the direction of the Commercial Lines Division was a clearly defined objective in 1997. While operating results have not yet reached the standards AMIG has established, AMIG is pleased to report that significant progress has been made. AMIG has strengthened and reorganized the Commercial Lines underwriting and claims operations. Future focus will be on improving underwriting profitability and product development that build on synergies between our commercial and personal lines operations.

As always, American Modern Insurance Group remains committed to providing superior service to its policyholders. An example of this commitment can be found in AMIG's personal lines claims department. The 111 in-house adjusters and 123 field staff adjusters are continuing to handle claims in a timely and efficient manner. In fact, during 1997, AMIG was able to handle 82% of all claims with its own staff and settle 87% of all property claims within 30 days of being reported.

AMIG continues to invest in technology as a competitive tool enabling it to deliver products and services efficiently and economically. Recent developments in the


This page includes two pictures with the following captions:

(From left) Kenneth G. Boberg, Executive Vice President and Chief
Financial Officer, and Ronald L. Crippin, Executive Vice President, AMIG

(From left) AMIG Senior Vice Presidents, Thomas A. Knighten,
Robert E. Hilliard, and Werner E. Kruck
use of imaging will bring improved customer service, claim processing and underwriting through AMIG's "VISION" System. AMIG is now capable of delivering insurance policy quotes for property and casualty policies and credit life policies to agents using the Internet. Because technology continues to change at such a rapid pace, AMIG has invested in independent consulting expertise to help assess its current status and to help it plan for the future.

American Modern Insurance Group is in the process of becoming "Year 2000" compliant. Most of this effort has been completed over the past several years as part of new development and normal system maintenance. To this end, a formal "Year 2000" task force has been established to create and monitor the Company's "Year 2000" policy.

The American Modern Insurance Group's investment portfolio continues to be conservatively invested in equity and high-quality fixed income securities. AMIG has no investments in real estate or high risk derivative products. The fixed income portfolio maintains a weighted average quality of approximately AA to AAA and the current average maturity of the fixed income portfolio is approximately 4.1 years. The value of the portfolio has continued to grow through the generation of significant cash flow from operations as well as market appreciation on the portfolio. In addition, the portfolio generated approximately $4.2 million in net pre-tax capital gains in 1997.

We wish to thank AMIG's many business partners and acknowledge the impact of their contributions to the Company's success over the past year and the prospects for the future. Management would also like to thank all of the employees of American Modern Insurance Group, for without their dedication, AMIG's success would not have been possible.

This page includes a picture with the following caption:
(From left) AMIG Senior Vice Presidents, Charles J. Jenkins,
James P. Romerill, and Patrick M. Gallagher

This page also includes a five year bar chart with the following data (amounts in millions):

AMIG NET WRITTEN PREMIUM
1993     $182.883
1994      240.348
1995      291.808
1996      296.095
1997      349.220

                     AMERICAN MODERN INSURANCE GROUP, INC.
                             INVESTMENT PORTFOLIO

This page includes three five year bar charts with the following data:

MARKET VALUES (000's)

                       1993       1994       1995       1996       1997
                    -----------------------------------------------------
Governments         $ 73,834   $101,320   $155,648   $172,153   $201,363
Municipals            66,215     64,112     94,548     71,492     88,187
Corporates            11,182     31,162     35,972     41,099     78,958
Cash Equivalents      43,838     43,782     31,941     50,509     33,105
Equities              23,538     26,738     40,830     63,445     92,332


NET INVESTMENT INCOME (000's):

            Operations        Capital Gains
           ------------      ---------------
1993         $10,069             $3,735
1994          11,070              2,190
1995          16,399              2,373
1996          18,446              2,689
1997          21,432              4,170


UNREALIZED GAINS (000's):

             Equities          Fixed Income
           ------------       --------------
1993          $7,774            $ 6,814
1994           6,605             (5,128)
1995          16,018              1,962
1996          26,005              2,415
1997          51,895              7,005

-------------------------------------------------------------------------------

                           ANNUALIZED TOTAL RETURN
(Total Return is the rate of return on a portfolio that takes into consideration both interest income and dividends plus the change in the market value.)

                                       Periods Ending December 31, 1997
                              -------------------------------------------------
                                  1 Year           3 Year           5 Year
-------------------------------------------------------------------------------
EQUITIES:
   AMIG                            57.6%            45.8%            27.5%
   S&P 500 Index                   33.4%            31.2%            20.3%

FIXED INCOME:
   AMIG Before Tax                  8.0%             8.3%             6.4%
   AMIG After Tax                   5.6%             5.8%             4.6%
   After Tax Lehman Brothers
    Intermediate Government/
    Corporate Index                 5.0%             5.8%             4.3%


The average maturity and duration of AMIG's Fixed Income Portfolio was 4.1 years and 3.4, respectively, at December 31, 1997.

                         M/G TRANSPORT SERVICES, INC.

The Midland Company's transportation subsidiaries, M/G Transport Services, Inc. and MGT Services, Inc. (M/G), completed their third successful year since restructuring in December of 1994. At that time, M/G decided to concentrate on niche affreightment markets where it could provide superior service. M/G's gross revenues have increased at a 7.4% compounded annual growth rate and pre-tax income has increased at a 40.9% compounded annual growth rate. Return on average equity for the three years succeeding M/G's restructuring has been 18.5% (1997), 11.3% (1996) and 8.1% (1995).

M/G experienced flood-related hardships on the lower Mississippi River in the first and second quarters of 1997. M/G's Management is pleased with this year's results and feels that the operational structure affords M/G the flexibility to react to these weather-related problems that are an inevitable part of the business.

As of December 31, 1997, M/G either owned or had under a long-term capital lease 276 jumbo hopper barges. Of the 276 barges, 133 were covered and the remaining 143 barges were open tops. As of December 31, 1997, the average age of M/G's 276

This page includes a picture with the following caption:
(from left) Jack L. Lordo, Vice President, J. P. Hayden, III, President and Chief Operating Officer, and Raymond R. Ludmann, Treasurer, M/G Transport Services, Inc.

barges was 12 years. This represents a relatively newer fleet compared to the majority of other independent barge lines.

It has been M/G's operating philosophy to charter, on an as-needed basis, barges to augment its fleet. As of December 31, 1997, M/G had 139 barges on charter resulting in a total of 415 jumbo hopper barges under management. Of the 139 barges on charter, 97 can be returned at M/G's discretion. This philosophy allows M/G to more effectively control its invested capital.

As an indication of M/G's dedication and commitment to the barge affreightment market and to its valued customers, M/G acquired 66 new barges in the last 18 months, requiring a capital investment of $18.1 million. These acquisitions were primarily funded using internally generated capital. At the present time, M/G is contemplating the acquisition of additional barges in order to maintain fleet size and to provide for moderate growth.

M/G's Managment feels that it is operationally and financially well poised to take advantage of strategic growth opportunities as might occur. It is M/G's goal to be a valued partner with all of its business relationships by providing operational flexibility to meet our customers' changing needs.

Once again, M/G would like to sincerely thank its employees for their hard work and continued dedication to the success of M/G. Without a strong customer and employee base, M/G would not have achieved the above successes.

This page includes a picture with the following caption:
Caption #2: (from left) J. Kevin Jennings, Executive Vice President and Thomas C. Terrell, III, President, MGT Services, Inc.

                                QUARTERLY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

                    First Quarter  Second Quarter  Third Quarter  Fourth Quarter
                    ------------------------------------------------------------
   1997
Revenues from
 continuing
 operations         $ 90,027,000   $ 92,783,000    $ 92,949,000   $ 99,671,000
                    ===========================================================
Income from
 continuing
 operations         $  4,265,000   $  5,047,000    $  6,112,000   $  8,943,000
Loss from
 discontinued
 operations          (1,175,000)     (1,067,000)     (4,575,000)         -
                    -----------------------------------------------------------

Net income          $  3,090,000   $  3,980,000    $  1,537,000   $  8,943,000
                    ===========================================================

Basic earnings (loss) per share:
  Continuing
   operations       $       1.43   $       1.70    $       2.04   $       2.99
  Discontinued
   operations               (.39)          (.36)          (1.53)            -
                    -----------------------------------------------------------

    Total           $       1.04   $       1.34    $        .51   $       2.99
                    ===========================================================

Diluted earnings (loss) per share:
  Continuing
   operations       $       1.39   $       1.64    $       1.97   $       2.88
  Discontinued
   operations               (.38)          (.35)          (1.48)            -
                    -----------------------------------------------------------

    Total           $       1.01   $       1.29    $        .49   $       2.88
                    ===========================================================

Dividends per
 common share       $       .175   $       .175    $       .175   $       .175
                    ===========================================================

Price range of
 common stock
 (AMEX)             37 1/4 - 44 1/4   38 - 50  49 1/4 - 57 1/2  57 1/8 - 64 1/2
                    ===========================================================

   1996
Revenues from
 continuing
  operations        $ 80,318,000   $ 85,019,000    $ 85,325,000   $ 87,076,000
                    ===========================================================

Income from
 continuing
  operations        $ (4,091,000)  $  1,911,000    $   (373,000)  $  6,296,000
Loss from
 discontinued
 operations           (1,153,000)    (1,257,000)        (21,000)      (244,000)
                    -----------------------------------------------------------

Net income (loss)   $ (5,244,000)  $    654,000    $   (394,000)  $  6,052,000
                    ===========================================================

Basic earnings (loss) per share:
  Continuing
   operations       $      (1.39)  $        .64    $       (.12)  $       2.14
  Discontinued
   operations               (.39)          (.42)           (.01)          (.09)
                    -----------------------------------------------------------

    Total           $      (1.78)  $        .22    $       (.13)  $       2.05
                    ===========================================================

Diluted earnings (loss) per share:
  Continuing
   operations       $      (1.39)  $        .61    $       (.12)  $       2.06
  Discontinued
   operations               (.39)          (.40)           (.01)          (.09)
                    -----------------------------------------------------------

    Total           $      (1.78)  $        .21    $       (.13)  $       1.97
                    ===========================================================

Dividends per
 common share       $       .165   $       .165    $       .165   $       .165
                    ===========================================================

Price range of
 common stock
  (AMEX)             46 - 50 1/2   38 - 50 3/8  36 1/2 - 45 5/8  33 3/4 - 39 1/4
                    ===========================================================

Note: The sum of the quarterly reported diluted earnings per share may not equal the full year as each is computed independently.

                     SELECTED CONSOLIDATED FINANCIAL DATA


THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended
 December 31,   1997          1996         1995         1994         1993
            ------------------------------------------------------------------
Revenues From
 Continuing
 Operations $375,430,000  $337,738,000 $313,227,000 $273,987,000 $232,965,000
            ==================================================================

Income From
 Continuing
 Operations $ 24,367,000  $  3,743,000 $ 16,048,000 $ 11,637,000 $ 20,337,000
Loss From
 Discontinued
  Operations  (6,817,000)   (2,675,000)  (6,496,000)  (2,218,000)  (2,365,000)
            ------------------------------------------------------------------

 Net Income $ 17,550,000  $  1,068,000 $  9,552,000 $  9,419,000 $ 17,972,000(a)
            ==================================================================

Basic Earnings (Loss) Per Common Share:
Continuing
 Operations $       8.16  $       1.27 $       5.44 $       3.92 $       6.84
Discontinued
 Operations        (2.28)         (.91)       (2.20)        (.75)        (.80)
            ------------------------------------------------------------------

  Total     $       5.88  $        .36 $       3.24 $       3.17 $       6.04(a)
            ==================================================================

Diluted Earnings (Loss) Per Common Share:
Continuing
 Operations $       7.88  $       1.23 $       5.22 $       3.82 $       6.61
Discontinued
 Operations        (2.21)         (.88)       (2.11)        (.73)        (.76)
            ------------------------------------------------------------------

  Total     $       5.67  $        .35 $       3.11 $       3.09 $       5.85(a)
            ==================================================================

Marketable
 Securities $498,829,000  $400,462,000 $367,054,000 $278,088,000 $224,614,000
            ==================================================================

Total
 Assets     $760,463,000  $655,979,000 $600,905,000 $479,497,000 $433,263,000
            ==================================================================

Unearned
 Insurance
 Premiums   $240,340,000  $208,417,000 $190,948,000 $158,316,000 $118,802,000
            ==================================================================

Insurance
 Loss
 Reserves   $120,134,000  $ 95,830,000 $ 68,347,000 $ 57,715,000 $ 42,607,000
            ==================================================================

Long-Term
 Debt       $ 62,518,000  $ 62,470,000 $ 65,456,000 $ 47,091,000 $ 56,522,000
            ==================================================================

Shareholders'
 Equity     $197,026,000  $159,688,000 $156,595,000 $132,437,000 $133,110,000
            ==================================================================

Book Value
 Per Common
 Share      $      63.32  $      52.49 $      51.85 $      44.19 $      44.39
            ==================================================================

Cash Dividends
 Per Common
 Share      $        .70  $        .66 $        .62 $        .58 $        .54
            ==================================================================

Common Shares
 Outstanding   3,111,000     3,042,000    3,020,000    2,997,000    2,999,000
            ==================================================================

(a) Includes a credit of $4,867,000 (per common share: basic - $1.63;
 diluted - $1.58) for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE MIDLAND COMPANY AND SUBSIDIARIES____________________________________________

REPORTABLE SEGMENTS

	The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to the Company's three reportable business segments: Insurance, Transportation and Other. A description of the operations of each of these segments, along with a brief discussion of the Discontinued Operations, is included below.

Insurance
        The Company's insurance operations consist primarily of six property and casualty companies and two credit life companies operating as American Modern Insurance Group (AMIG). AMIG is collectively licensed through its subsidiaries to write business in all 50 states plus the District of Columbia. The majority of AMIG's business is physical damage insurance on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. Other insurance products include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Trucking, Commercial and Excess and Surplus Lines.

Transportation
        M/G Transport Services, Inc. and MGT Services, Inc. (M/G), the Company's transportation subsidiaries, operate a freight brokerage business. M/G arranges for the movement of dry bulk commodities such as petroleum coke, iron ores, barite, fertilizers, sugar and aggregates on the lower Mississippi River and its tributaries.

Other
	The Other segment consists primarily of miscellaneous activities that are considered immaterial.

Discontinued Operations
        On September 29, 1997, the Company's sportswear subsidiary, CS Crable Sportswear, Inc., sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million. The cash proceeds from this transaction were primarily used to reduce the Company's short-term bank borrowings. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and reported separately from continuing operations. Management does not expect any future activity in regard to this subsidiary to have a material impact on the consolidated financial results of the Company.

RESULTS OF OPERATIONS

1997 Compared to 1996

Consolidated Midland
	Income from continuing operations for 1997 increased to $24,367,000, $7.88 per share (calculated on a diluted basis), from $3,743,000, $1.23 per share, in 1996. Included in income from continuing operations are after-tax capital gains of $2,710,000, $.88 per share, in 1997 and $1,748,000, $.58 per share, in 1996.
	The Company reported a loss from discontinued operations for 1997 of $(6,817,000), $(2.21) per share. This compares to a loss of $(2,675,000),
$(.88) per share, in 1996.
	Consolidated net income, including both continuing and discontinued operations, increased to $17,550,000, $5.67 per share, in 1997 from $1,068,000, $.35 per share, in 1996.
	Consolidated revenues from continuing operations increased 11.2% to $375,430,000 from $337,738,000 in 1996.
	These improved results are indicative of the strong financial performances generated by the Company's insurance and transportation subsidiaries.

Insurance
	AMIG reported record profits in 1997. Premium production, underwriting profits, net investment income and capital gains all reached new highs in 1997. These record-setting levels resulted in a return on average equity of 15.1% for AMIG.
	Net written premium within the property and casualty operations increased over $50 million, or 18%, to $342 million. This premium growth was primarily the result of volume increases from the manufactured home, park and dealer and collateral protection product lines. Premium rate increases also contributed to AMIG's premium growth, but to a much lesser degree than volume increases. The strong growth in net written premium production also resulted in increases in the December 31, 1997 balances of receivables, deferred insurance policy acquisition costs, commissions payable, unearned premiums, loss reserves and other payables compared to the prior year end.
	The growth in net written premium also resulted in increases in operating and administrative costs. Commission expenses, on the other hand, remained flat due to increases in ceding commissions received by AMIG (which were included as offsets to commission expenses).
        AMIG's property and casualty operations generated pre-tax underwriting income of $12,938,000 in 1997 compared to a pre-tax loss of $(11,806,000) in the prior year. The property and casualty companies' ratio of losses and expenses to premiums earned (combined ratio) improved to 95.8% in 1997 from 104.3% in the prior year. This combined ratio compares favorably to the estimated industry average combined ratio for 1997 of 102%. The improved underwriting results were primarily the result of more favorable weather patterns throughout the United States in 1997. AMIG's

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)

weather related losses in 1997 were at their lowest level since 1993. The 1996 underwriting results were negatively impacted by catastrophic weather related losses ranging from severe winter storms and flooding during the first part of the year to Hurricanes Fran and Bertha which caused heavy damage along the eastern United States during the third quarter of 1996. As a result of the above, the insurance losses and loss adjustment expenses actually decreased in 1997 while earned premiums increased by nearly 11%.
        AMIG's net investment income (before taxes and excluding capital gains) increased by approximately 17% to $21.3 million in 1997 from $18.3 million in 1996. This increase was primarily the result of the growth in the insurance investment portfolio. The investment portfolio increased by $96 million to $494 million in market value at December 31, 1997. This growth is due primarily to three factors: 1) cash flow from underwriting, 2) investment income and capital gains generated from the portfolio itself, and 3) unrealized appreciation in the market value of the securities. The gross unrealized appreciation on marketable securities increased to $58,901,000 from $28,426,000 at the prior year-end. The increase in the unrealized appreciation was largely responsible for the increase in the deferred federal income tax liability in 1997.

Transportation
        1997 was M/G's most profitable year since 1989. M/G's net profits improved to $3.1 million from $1.9 million in 1996. These favorable results translate to an 18.5% return on average equity for 1997.
        M/G's revenues increased 3% to $34.9 million in 1997. This increase was due primarily to an overall increase in the volume of loadings and total tonnage hauled. Pricing per ton-mile actually decreased slightly in 1997 compared to 1996. Transportation operating expenses decreased due to an overall decrease in litigation related charges in 1997 compared to 1996.

1996 Compared to 1995

Consolidated Midland
        Income from continuing operations for 1996 was $3,743,000, $1.23 per share (calculated on a diluted basis), compared to $16,048,000, $5.22 per share, in 1995. Included in income from continuing operations are after-tax capital gains of $1,748,000, $.58 per share, and $1,542,000, $.50 per share, for 1996 and 1995, respectively.
	The Company reported a loss from discontinued operations for 1996 of $(2,675,000), $(.88) per share. This compares to a loss of $(6,496,000),
$(2.11) per share, in 1995.
	Consolidated net income, including both continuing and discontinued operations, was $1,068,000, $.35 per share, in 1996 compared to $9,552,000, $3.11 per share, in 1995.
	Consolidated revenues from continuing operations increased 7.8% to $337,738,000 from $313,227,000 in 1995.

Insurance
	AMIG concluded 1996 on a profitable basis even though its operations were severely impacted by numerous adverse occurrences throughout most of 1996. As a result of these catastrophic losses, coupled with the adverse development of several commercial lines claims, AMIG experienced a larger than normal increase in insurance losses and loss adjustment expenses in 1996 compared to 1995. Also in 1996, AMIG expensed approximately $3.4 million (pre-tax) in litigation costs related to the settlement of a class action lawsuit in Alabama and Mississippi. This combination of higher-than-normal losses and unusual litigation expenses resulted in a higher-than-normal combined ratio (ratio of losses and expenses to premiums earned) for AMIG's property and casualty insurance companies of 104.3% in 1996 as compared to 97.2% in 1995. Both written and earned premiums increased in 1996 to record levels. This increase in premium production in 1996 over 1995 was due to the overall growth of all of AMIG's existing insurance products as well as expansion into other areas of insurance.

Transportation
        M/G's revenues increased 11% and pre-tax income increased 25% in 1996 as compared to 1995 levels. This increase, coupled with the related increases in expenses, was due primarily to an overall increase in tonnage hauled. These favorable results were achieved even though M/G expensed $1.8 million (pre-tax) more in litigation costs in 1996 than in 1995 related to the operations of the transportation subsidiary sold in 1994.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Midland and Parent Company Operations
	As of December 31, 1997, $611,861,000 of Midland's $760,463,000 in total assets (80%) was comprised of marketable securities, short-term investments, receivables and cash. Liabilities that generally represent cash requirements over various periods in the future included claim liabilities, accrued commissions, short-term borrowings and other payables and totaled $234,399,000 at December 31, 1997. Management expects that the cash and other liquid investments coupled with the future collection of receivables will be readily available to match these cash requirements.
	The parent Company relies primarily on dividends from its subsidiaries to assist in servicing its debt, paying its operating expenses and paying dividends to Company stockholders. The payment of dividends to the parent Company from the Company's subsidiaries is restricted by state regulatory agencies and/or covenants contained in debt agreements. Such restrictions, however, have not had, and are not expected to have, a significant impact on the parent Company's liquidity or its ability to meet its long or short-term operating, financing or capital obligations.

	Capital expenditures, other than for barge acquisitions, amounted to $7,638,000, $4,403,000 and $28,130,000 for 1997, 1996 and 1995, respectively.
A large percentage of the 1995 capital expenditures related to the construction of the Company's new corporate headquarters. The total cost of this facility amounted to approximately $29 million. As of December 31, 1997 the Company and its subsidiaries had no material commitments for capital expenditures.
	The Company issues commercial paper, generally below the bank prime borrowing rates. The Company has $50 million of conventional short-term credit lines available at costs generally not exceeding prime borrowing rates. Additional short-term lines are available to the Company at the discretion of various lending institutions with comparable rates. AMIG has a $40 million long-term credit facility available on a revolving basis at various rates.
Total interest bearing debt outstanding at December 31, 1997 amounted to $92.3 million. The Company intends to service its existing debt with internally generated funds.
  	The net cash generated from operating activities from continuing operations was $80,025,000, $46,460,000, and $70,811,000 in 1997, 1996 and 1995,
respectively. This positive cash flow is the direct result of the favorable cash flow from operations generated by each of the Company's operating subsidiaries.

Insurance
	AMIG generates substantial cash inflows primarily from premiums, investment income and proceeds from maturities of portfolio fixed income securities. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes and the purchase of marketable securities. Cash flow from insurance operations is expected to remain sufficiently positive to meet future operating requirements and to provide for reasonable dividends to its parent Company.
	In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities.

Transportation
	M/G also generates positive cash flow from operating activities.  The
primary cash inflow comes from its affreightment revenue.   The primary outflows
of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficiently positive to meet future operating and capital requirements while providing for reasonable dividends to its parent Company.
	The transportation subsidiaries acquired 25 barges in 1996 and 41 barges in 1997. The total cost of these 66 barges was approximately $18.1 million. As consideration for these acquisitions, M/G Transport exchanged four of its towboats in 1996 and paid $11.9 million in 1997. These acquisitions were financed primarily with internally generated capital and short-term bank borrowings. M/G Transport is currently evaluating its capital equipment needs for 1998 and beyond. Consideration is being given to acquiring, by purchase or lease, additional barges to augment its current fleet. Capital for such acquisitions will likely be generated through a combination of internally generated funds and traditional long-term bank financing.

OTHER MATTERS

Year 2000 Compliance
	The Company has, and will continue to make, certain investments in its software systems and applications to address the Company's year 2000 compliance. The Company began addressing the year 2000 compliance issue several years ago in connection with a business driven upgrade to the mainframe operating system. The Company has formed a Task Force, comprised of operational and management level employees, to continuously assess, from both an internal and an external perspective, year 2000 compliance. Management intends to dedicate the necessary resources to ensure that all mission critical internal systems are year 2000 compliant prior to the December 31, 1999 deadline. The financial impact to the Company has not been, and is not anticipated to be, material to its financial position or the results of its operations.

Impact of Inflation
	Management does not consider the impact of the change in prices due to inflation to be material in the analysis of the Company's overall operations.

Private Securities Reform Act of 1995
Forward Looking Statements Disclosure
	This Report contains forward looking statements. For purposes of this Report, a "Forward Looking Statement", within the meaning of the Securities Reform Act of 1995, is any statement concerning the year 1998 and beyond. The actions and performance of the Company and its subsidiaries could deviate materially from what is contemplated by the forward looking statements contained in this Report. Factors which might cause deviations from the forward looking statements include, without limitations, the following: 1)changes in the laws or regulations affecting the operations of the Company or any of its subsidiaries; 2) changes in the business tactics or strategies of the Company or any of its subsidiaries; 3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the Company or any of its subsidiaries; 4) changing market forces or litigation which necessitate, in Management's judgment, changes in plans, strategy or tactics of the Company or its subsidiaries and 5)adverse weather conditions, fluctuations in the investment markets, changes in the retail marketplace or fluctuations in interest rates, any one of which might materially affect the operations of the Company and/or its subsidiaries.

CONSOLIDATED INCOME STATEMENTS
THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31,                 1997           1996           1995
--------------------------------------------------------------------------------
Revenues:
  Insurance:
    Premiums earned                  $311,159,000   $280,614,000   $263,006,000
    Net investment income              21,332,000     18,269,000     16,107,000
    Net realized investment gains       4,170,000      2,690,000      2,373,000
    Other insurance income              3,219,000      1,602,000        618,000
  Transportation                       34,933,000     34,064,000     30,371,000
  Other                                   617,000        499,000        752,000
                                     -------------------------------------------

      Total                           375,430,000    337,738,000    313,227,000
                                     -------------------------------------------

Costs and Expenses:
  Insurance:
    Losses and loss adjustment
     expenses                         171,163,000    172,426,000    136,211,000
    Commissions and other policy
     acquisition costs                 81,180,000     81,533,000     80,520,000
    Operating and administrative
     expenses                          49,118,000     41,355,000     39,475,000

  Transportation operating expenses    30,079,000     31,163,000     28,033,000

  Interest expense                      4,983,000      4,829,000      3,037,000

  Other operating and administrative
   expenses                             4,204,000      3,115,000      3,462,000
                                     -------------------------------------------

      Total                           340,727,000    334,421,000    290,738,000
                                     -------------------------------------------

Income from Continuing Operations
  Before Federal Income Tax            34,703,000      3,317,000     22,489,000
                                     -------------------------------------------

Provision (Credit) for Federal
 Income Tax                            10,336,000       (426,000)     6,441,000
                                     -------------------------------------------

Income from Continuing Operations      24,367,000      3,743,000     16,048,000
                                     -------------------------------------------

Discontinued Operations:
  Loss from discontinued operations
   less related income tax credits
   of $1,881,000, $1,411,000 and
   $3,477,000 in 1997, 1996 and
   1995, respectively                  (3,492,000)    (2,675,000)    (6,496,000)
  Loss on disposal of assets less
   related income tax credit of
   $1,790,000                          (3,325,000)         -              -
                                     -------------------------------------------

Loss from Discontinued Operations      (6,817,000)    (2,675,000)    (6,496,000)
                                     -------------------------------------------

Net Income                           $ 17,550,000   $  1,068,000   $  9,552,000
                                     ===========================================

Basic Earnings (Loss) Per Share of Common Stock:
  Continuing operations              $       8.16   $       1.27   $       5.44
  Discontinued operations                   (2.28)          (.91)         (2.20)
                                     -------------------------------------------
      Total                          $       5.88   $        .36   $       3.24
                                     ===========================================

Diluted Earnings (Loss) Per Share of Common Stock:
  Continuing operations              $       7.88   $       1.23   $       5.22
  Discontinued operations                   (2.21)          (.88)         (2.11)
                                     -------------------------------------------
      Total                          $       5.67   $        .35   $       3.11
                                     ===========================================

Cash Dividends Per Share of
 Common Stock                        $        .70   $        .66   $        .62
                                     ===========================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
THE MIDLAND COMPANY AND SUBSIDIARIES
December 31,                                    1997                1996
------------------------------------------------------------------------------
ASSETS

Cash                                        $  5,277,000        $  3,342,000
                                            ---------------------------------

Marketable Securities:

    Fixed income (cost, $397,033,000 in
     1997 and $333,259,000 in 1996)          404,038,000         335,675,000

    Equity (cost, $33,928,000 in 1997
     and $30,931,000 in 1996)                 94,791,000          64,787,000
                                            ---------------------------------

        Total                                498,829,000         400,462,000
                                            ---------------------------------

Receivables:

    Accounts receivable                       59,492,000          54,673,000

    Less allowance for losses                    753,000             799,000
                                            ---------------------------------

        Net                                   58,739,000          53,874,000
                                            ---------------------------------

Reinsurance Recoverables and Prepaid
 Reinsurance Premiums                         49,016,000          52,805,000
                                            ---------------------------------

Property, Plant and Equipment:

    Original cost                            111,418,000          95,656,000

    Less accumulated depreciation
     and amortization                         39,806,000          35,201,000
                                            ---------------------------------

        Net                                   71,612,000          60,455,000
                                            ---------------------------------

Investments in Real Estate                    14,779,000          18,868,000
                                            ---------------------------------

Deferred Insurance Policy
 Acquisition Costs                            55,590,000          45,342,000
                                            ---------------------------------

Net Assets of Discontinued Operations                -            16,518,000
                                            ---------------------------------

Other Assets                                   6,621,000           4,313,000
                                            ---------------------------------

        Total Assets                        $760,463,000        $655,979,000
                                            =================================

See notes to consolidated financial statements.

THE MIDLAND COMPANY AND SUBSIDIARIES
December 31,                                    1997                1996
------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Notes Payable Within One Year:

    Banks                                   $ 24,000,000        $ 28,000,000

    Commercial paper                           5,791,000           4,700,000
                                            ---------------------------------

        Total                                 29,791,000          32,700,000
                                            ---------------------------------

Insurance Commissions Payable                 19,033,000          13,821,000
                                            ---------------------------------

Other Payables and Accruals                   49,998,000          39,259,000
                                            ---------------------------------

Funds Held Under Reinsurance Agreements and
 Reinsurance Payables                         15,443,000          26,949,000
                                            ---------------------------------

Unearned Insurance Premiums                  240,340,000         208,417,000
                                            ---------------------------------

Insurance Loss Reserves                      120,134,000          95,830,000
                                            ---------------------------------

Deferred Federal Income Tax                   26,180,000          16,845,000
                                            ---------------------------------

Long-Term Debt                                62,518,000          62,470,000
                                            ---------------------------------

Shareholders' Equity:
  Common stock (issued and outstanding:
   3,111,000 shares at December 31, 1997
   and 3,042,000 shares at December 31,
   1996 after deducting treasury stock
   of 532,000 shares and 601,000 shares,
   respectively)                                 911,000             911,000
   Additional paid-in capital                 15,359,000          14,846,000
   Retained earnings                         153,797,000         138,423,000
   Net unrealized gain on marketable
    securities                                44,123,000          23,587,000
   Treasury stock (at cost)                  (14,704,000)        (16,621,000)
   Unvested restricted stock awards           (2,460,000)         (1,458,000)
                                            ---------------------------------

        Total                                197,026,000         159,688,000
                                            ---------------------------------

        Total Liabilities and
         Shareholders' Equity               $760,463,000        $655,979,000
                                            =================================

THE MIDLAND COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

                                         1997           1996           1995
-------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                         $ 17,550,000   $  1,068,000   $  9,552,000
  Loss from discontinued operations     6,817,000      2,675,000      6,496,000
                                     -------------------------------------------
  Income from continuing operations    24,367,000      3,743,000     16,048,000

  Adjustments to reconcile to net cash
  provided by operating activities:
    Depreciation and amortization      10,269,000      7,939,000      7,895,000
    Increase in unearned insurance
     premiums                          31,923,000     17,469,000     32,632,000
    Increase in insurance loss
     reserves                          24,304,000     27,483,000     10,632,000
    Increase (decrease) in funds
     held under reinsurance
     agreements and reinsurance
     payables                         (11,506,000)     6,330,000     17,662,000
    Increase in other accounts
     payable and accruals              11,240,000      5,905,000        498,000
    Increase in deferred insurance
     policy acquisition costs         (10,248,000)    (2,196,000)    (5,493,000)
    Increase (decrease) in
     insurance commissions payable      5,212,000     (1,935,000)     2,282,000
    Increase in net accounts
     receivable                        (4,865,000)    (3,474,000)    (5,152,000)
    Decrease (increase) in
     reinsurance recoverables and
     prepaid reinsurance premiums       3,789,000    (14,000,000)    (2,393,000)
    Increase in other assets           (2,308,000)    (2,335,000)    (1,314,000)
    Increase (decrease) in
     deferred federal income tax       (1,725,000)       519,000     (1,950,000)
    Other-net                            (427,000)     1,012,000       (536,000)
                                     -------------------------------------------

      Net cash provided by
       continuing operations           80,025,000     46,460,000     70,811,000


      Net cash used in
       discontinued operations         (2,104,000)    (8,973,000)    (2,501,000)
                                     -------------------------------------------

      Net cash provided by operating
       activities                      77,921,000     37,487,000     68,310,000
                                     -------------------------------------------

Cash Flows from Investing Activities:
  Purchase of marketable securities  (207,474,000)  (138,486,000)  (152,166,000)
  Sale of marketable securities        84,517,000     84,887,000     44,503,000
  Maturity of marketable securities    41,165,000     42,041,000     27,791,000
  Acquisition of property, plant and
   equipment                          (19,538,000)    (4,403,000)   (28,130,000)
  Decrease (increase) in cash
   equivalent marketable securities    15,404,000    (17,445,000)    17,222,000
  Proceeds from sale of discontinued
   operations                          13,330,000          -              -
  Sale of property, plant and
   equipment                            1,561,000      1,453,000      1,159,000
                                     -------------------------------------------

      Net cash used in investing
       activities                     (71,035,000)   (31,953,000)   (89,621,000)
                                     -------------------------------------------

Cash Flows from Financing Activities:
  Issuance of long-term debt            3,712,000          -         20,800,000
  Repayment of long-term debt          (3,289,000)    (2,647,000)    (2,128,000)
  Decrease in net short-term
   borrowings                          (2,909,000)    (2,920,000)     8,074,000
  Dividends paid                       (2,677,000)    (1,962,000)    (1,844,000)
  Net issuance (purchase) of
   treasury stock                         587,000       (545,000)    (1,091,000)
  Payment of capitalized lease
   obligations                           (375,000)      (339,000)      (307,000)
                                     -------------------------------------------

      Net cash provided by (used in)
       financing activities            (4,951,000)    (8,413,000)    23,504,000
                                     -------------------------------------------

Net Increase (Decrease) in Cash         1,935,000     (2,879,000)     2,193,000

Cash at Beginning of Period             3,342,000      6,221,000      4,028,000
                                     -------------------------------------------

Cash at End of Period                $  5,277,000   $  3,342,000   $  6,221,000
                                     ===========================================
Supplemental Disclosures:
The Company paid interest of $6,148,000, $5,820,000, and $4,998,000 and income taxes of $4,655,000, $930,000 and $7,251,000 in 1997, 1996 and 1995,
respectively.

See notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 1997, 1996 and 1995

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	The Company operates in three business segments: Insurance, Transportation and Other, with the most significant business activities being in insurance. The Company writes insurance business throughout the nation with larger concentrations in the Southern and Southeastern states. Such business consists primarily of physical damage insurance on manufactured homes featuring coverages similar to conventional homeowners insurance policies.
	The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to use numerous estimates and assumptions. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes and various other liability accounts. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.


	Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.


	Marketable Securities--Marketable securities are categorized as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common and preferred stocks which do not have redemption provisions). The Company classifies all debt and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.


	Property and Depreciation--Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 5 to 7 years, and vessels and barges - 20 to 30 years).


	Federal Income Tax--Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. Investment tax credits previously allowed on property and equipment additions were deferred in the year of tax benefit and are being amortized against future operations over the estimated useful lives of the related properties. The Company files a consolidated federal income tax return which includes all subsidiaries.


	Insurance Income--Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit life premiums are recognized as income over the lives of the policies using a sum-of-the-digits method. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses which are not primarily related to premiums written are expensed as incurred.


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

	Recently Issued Accounting Standards--The Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131 "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information", respectively, during 1997. These statements are effective and will be adopted by the Company for fiscal years beginning after December 15, 1997. Adoption of these standards will not impact the reported results of operations or financial position of the Company but will require additional disclosure.

        Reclassifications--Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.


2. DISCONTINUED OPERATIONS
        On September 29, 1997, the Company's sportswear subsidiary, CS Crable Sportswear, Inc., sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and reported separately from continuing operations. There have been no material financial results from this discontinued unit since the aforementioned date of sale. Revenues related to the discontinued operations amounted to $22.8 million, $32.8 million and $37.7 million for 1997, 1996 and 1995, respectively.



3. MARKETABLE SECURITIES

                                  Thousands of Dollars
                                     Gross Unrealized      Market
        1997           Cost          Gains     Losses      Value
-------------------------------------------------------------------
Debt Securities:
  Governments        $195,577     $  2,965     $  168     $198,374
  Municipals           83,997        2,890         10       86,877
  Corporates           76,459        1,418         90       77,787
  Cash
    Equivalents        35,532          -           -        35,532
                     ----------------------------------------------
    Total             391,565        7,273        268      398,570
Equity Securities      33,711       61,672        809       94,574
Accrued Interest
  and Dividends         5,685          -           -         5,685
                     ----------------------------------------------
Total Marketable
  Securities         $430,961      $68,945     $1,077     $498,829
                     ==============================================

		Thousands of Dollars
                                     Gross Unrealized      Market
        1996           Cost          Gains     Losses      Value
-------------------------------------------------------------------
Debt Securities:
  Governments        $169,020       $ 1,437    $  974     $169,483
  Municipals           68,675         1,807        98       70,384
  Corporates           40,219           340        97       40,462
  Cash
    Equivalents        50,936           -          -        50,936
                     ----------------------------------------------
    Total             328,850         3,584     1,169      331,265
Equity Securities      30,770        34,283       426       64,627
Accrued Interest
  and Dividends         4,570           -          -         4,570
                     ----------------------------------------------
Total Marketable
  Securities         $364,190       $37,867    $1,595     $400,462
                     ==============================================

        At December 31, 1997 and 1996, the market value of the Company's investment in the common stock of Star Banc Corporation, which exceeded 10% of the Company's shareholders' equity, was $47.1 million and $25.1 million, respectively.

        Included in the determination of net income are the following (amounts in 000's):

                                1997            1996            1995
                             ----------------------------------------
Gross Realized Gains         $ 6,165         $ 5,024         $ 3,045
Gross Realized Losses         (1,995)         (2,335)           (672)
Other Investment Income       22,268          19,338          17,038
Investment Expenses             (836)           (891)           (639)
                             ----------------------------------------
Net Investment Income
  and Realized Gains         $25,602         $21,136         $18,772
                             ========================================

	The cost and approximate market value of debt securities held at December 31, 1997, summarized by contractual maturities, are shown below.
Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

                                 Market
                    Cost         Value
                 ------------------------
Under 1 year     $ 70,783       $ 70,864
1-5 years         181,102        183,698
6-10 years        114,861        118,299
Over 10 years      24,819         25,709
                 ------------------------
        Total    $391,565       $398,570
                 ========================

4. RECEIVABLES
	Accounts receivable at December 31, 1997 and 1996 are generally due within one year and consist of the following (amounts in 000's):

                  1997         1996
                ---------------------
Insurance       $49,975      $45,273
Transportation    5,912        4,102
Other             3,605        5,298
                ---------------------
        Total   $59,492      $54,673
                =====================

5. PROPERTY, PLANT AND EQUIPMENT
	At December 31, 1997 and 1996, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

                                 1997          1996
                              -----------------------
Land                          $  1,241       $ 1,241
Buildings, Improvements,
  Fixtures, etc.                52,860        49,713
Transportation Equipment        57,317        44,702
                              -----------------------
        Total                 $111,418       $95,656
                              =======================

	Total rent expense related to the rental of equipment included in the accompanying consolidated statements of income is $4,582,000 in 1997, $4,867,000 in 1996 and $3,470,000 in 1995. Future rentals under non-cancelable operating leases will be approximately $2,008,000 in 1998.

6. INVESTMENTS IN REAL ESTATE
	Investments in real estate relate to the former corporate headquarters of the Company and the manufacturing facilities of CS Crable Sportswear, Inc., the Company's discontinued operations. Such headquarters and facilities are subject to leasing arrangements with options to purchase. These properties are carried at their estimated net realizable value. After-tax impairment provisions of $975,000 and $991,000 were recognized (based on estimated current market values) in the 1997 consolidated income statement and were included in "Other Operating and Administrative Expenses" and "Discontinued Operations - Loss on Disposal of Assets...", respectively.

7. DEFERRED INSURANCE POLICY
   ACQUISITION COSTS
	Acquisition costs incurred and capitalized during 1997, 1996 and 1995 amounted to $91.4 million, $83.7 million and $86.0 million, respectively. Amortization of deferred acquisition costs was $81.2 million, $81.5 million and $80.5 million for 1997, 1996 and 1995, respectively.

8. NOTES PAYABLE TO BANKS
	At December 31, 1997 and 1996, the Company had conventional lines of credit with commercial banks of $50,000,000 and $45,000,000, respectively. The lines of credit in use under these agreements at December 31, 1997 and 1996 amounted to $21,000,000 and $25,000,000, respectively. Borrowings under these lines of credit constitute senior debt. Commitment fees are currently required by the lending institutions to maintain these credit agreements.
	Additionally, at December 31, 1997 and 1996, the Company had other short-term bank borrowings outstanding of $3,000,000. These borrowings also constitute senior debt.
	The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 5.73% and 5.95% at December 31, 1997 and 1996, respectively.

9. LONG-TERM DEBT
	Long-term debt at December 31, 1997 and 1996 is summarized as follows (amounts in 000's):
                                        1997       1996
                                      -------------------
Equipment Obligations, Due Through -
        6.54%   July 1, 2000          $ 2,090    $ 2,470
        6.35%   December 31, 1998       5,280      6,160
        5.90%   October 31, 1998        3,717      4,337
       *7.01%   December 31, 2003       1,355        --
        7.20%   January 1, 2001         1,773        --
Mortgage Notes, Due Through -
        6.92%   December 20, 2005      19,768     20,304
        5.82%   December 1, 2003        7,898      8,187
Unsecured Notes Under a $40 million
 Credit Facility, Payments
 Beginning 2000 -
       *6.81%  November 1, 2004        20,000     20,000
Capitalized Lease Obligations             637      1,012
                                      -------------------
  Total obligations                    62,518     62,470
  Less current maturities              11,420      3,079
                                      -------------------
    Total                             $51,098    $59,391
                                      ===================

*Rates in effect on December 31, 1997. The interest rates on the borrowings are adjusted quarterly to the LIBOR rate plus a margin ranging from 1% to 1.2%.

	Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of approximately $51,900,000.
	The aggregate amount of repayment requirements on long-term debt and capitalized leases for the five years subsequent to 1997 are (amounts in 000's):
1998 - $11,420; 1999 - $2,345; 2000 - $3,203; 2001 - $6,321; 2002 - $6,412.
	At December 31, 1997 and 1996, the carrying value approximated the fair value of the Company's long-term debt.


10. FEDERAL INCOME TAX

        The provision for federal income tax is summarized as follows (amounts in 000's):

                                  1997            1996             1995
                                -----------------------------------------
Current provision (credit)      $12,061         $  (945)         $ 7,974
Deferred provision (credit)      (1,725)            519           (1,533)
Total continuing operations      10,336            (426)           6,441
Discontinued operations          (3,671)         (1,411)          (3,477)
                                -----------------------------------------
    Total                       $ 6,665         $(1,837)         $ 2,964
                                =========================================

	The federal income tax provision related to income from continuing operations for the years ended December 31, 1997, 1996 and 1995 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):


                                  1997            1996             1995
                                -----------------------------------------
Federal income tax
  at statutory rate             $12,146         $ 1,161          $ 7,871
Tax effect of:
  Tax exempt interest and
    excludable dividend
    income                       (1,793)         (1,574)          (1,392)
  Business meals and
    entertainment expenses          106             151              144
  Investment tax credits           (366)           (169)            (175)
  Other--net                        243               5               (7)
                                -----------------------------------------
Provision (credit) for
  federal income tax            $10,336         $  (426)         $ 6,441
                                =========================================

        Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):


                                    1997       1996
                                  -------------------
Deferred tax liabilities:
    Deferred insurance policy
       acquisition costs          $18,450    $14,970
    Unrealized gain on
       marketable securities       23,745     12,685
    Accelerated depreciation        7,585      6,808
    Investment tax credits            590        955
    Other                             271      1,005
                                  -------------------
      Sub-total                    50,641     36,423
                                  -------------------

Deferred tax assets:
    Unearned insurance premiums    14,808     12,187
    Pension expense                 3,383      3,022
    Insurance loss reserves         3,136      2,009
    Other                           3,134      2,360
                                  -------------------
      Sub-total                    24,461     19,578
                                  -------------------
Deferred federal income tax       $26,180    $16,845
                                  ===================

11. REINSURANCE
	The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in
return for coverage against catastrophic losses.   The Company also assumes a
limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.
	A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows (amounts in 000's):

                 Direct     Assumed      Ceded        Net
                ---------------------------------------------
1997
  Written       $388,484    $34,497    $(80,673)    $342,308
  Earned         375,610     27,994     (98,406)     305,198

1996
  Written       $357,207    $28,747    $(96,810)    $289,144
  Earned         346,919     21,284     (92,674)     275,529

1995
  Written       $348,187    $27,320    $(91,022)    $284,485
  Earned         301,388     18,046     (60,567)     258,867



12. INSURANCE LOSS RESERVES
	Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):


                              1997        1996        1995
                           ---------------------------------
Balance at January 1       $ 88,992     $61,497     $52,078
  Less reinsurance
    recoverables             24,208      13,785      14,597
                           ---------------------------------
Net Balance at January 1     64,784      47,712      37,481
                           ---------------------------------
Incurred related to:
  Current year              163,035     166,554     141,887
  Prior years                 5,230       3,771      (7,347)
                           ---------------------------------
Total incurred              168,265     170,325     134,540
                           ---------------------------------
Paid related to:
  Current year              113,841     121,782     105,269
  Prior years                37,307      31,471      19,040
                           ---------------------------------
Total paid                  151,148     153,253     124,309
                           ---------------------------------
Net balance at
  December 31                81,901      64,784      47,712
  Plus reinsurance
     recoverables            26,433      24,208      13,785
                           ---------------------------------
Balance at December 31     $108,334     $88,992     $61,497
                           =================================

	The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1997, 1996 and 1995 were $52,182,000, $71,133,000 and $47,152,000, respectively.

13. BENEFIT PLANS
	The Company has a qualified pension plan which provides for the payment of annual benefits to substantially all employees upon retirement. Such benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.

	The following table sets forth the plan's funded status (amounts in 000's):


                                            1997           1996
                                          -----------------------
Actuarial present value of benefit
  obligations:
   Accumulated benefit obligation,
     including vested benefits of
     $15,904  in 1997 and
     $13,949 in 1996                      $16,637        $14,773
                                          =======================
   Projected benefit obligation for
     service rendered to date             $22,461        $20,849
Plan assets at fair value, primarily
  U.S. bonds and listed stocks             22,588         19,774
                                          -----------------------
Plan assets more (less) than
  projected benefit obligation                127         (1,075)
Unrecognized net assets at
  January 1, 1987 being
  recognized over 18 years                 (1,113)        (1,278)
Unrecognized prior service cost               408            529
Unrecognized net loss (gain)               (3,988)        (2,162)
                                          -----------------------
Pension liability included in
  Other Payables and Accruals             $(4,566)       $(3,986)
                                          =======================

	Net pension cost included the following (amounts in 000's):

                                  1997        1996        1995
                                --------------------------------
Service cost--benefits
  earned during the year        $ 1,124     $ 1,037     $   843
Interest cost on projected
  benefit obligation              1,588       1,469       1,381
Actual return on plan
  assets--(gain)                 (3,628)     (2,691)     (3,144)
Net amortization and
  deferral                        1,530       1,289       1,836
                                --------------------------------
Net periodic pension
  plan cost                     $   614     $ 1,104     $   916
                                ================================

	Total pension cost was $1,222,000 in 1997, $1,956,000 in 1996 and
$1,365,000 in 1995. Included in the above amounts is a supplemental pension plan expense of $608,000 in 1997, $852,000 in 1996 and $449,000 in 1995. These
amounts represent expenses accrued for supplemental pension benefits in excess of Internal Revenue Code Section 415 limitations.
	The supplemental pension plan is unfunded. The Company has recognized a liability of $3,363,000 related to this plan and the plan has an accumulated benefit obligation of $4,905,000 and a projected benefit obligation of $6,268,000 at December 31, 1997 (1996: $2,800,000; $3,900,000 and $7,200,000).
	The discount rates used in determining the plans' actuarial present value of the projected benefit obligation were 7-1/2% in 1997 and 1996 and 7-1/4% in 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the plans' projected benefit obligation was 5 1/2% in 1997, 1996 and 1995. The expected long-term rate of return on assets was 8% in all three years.

14. STOCK OPTION AND AWARD PLANS
        Under the Company's stock option plans, all of the outstanding stock options at December 31, 1997 were exercisable non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. A summary of stock option transactions follows:

                     1997             1996             1995
                --------------   --------------  ---------------
                         Avg.             Avg.             Avg.
                (000's) Option   (000's) Option   (000's) Option
                Shares   Price   Shares   Price   Shares   Price
Outstanding,
  beginning
  of year          152  $29.31      219  $25.76      216  $24.69
Exercised          (12)  25.02      (67)  17.72       (2)  21.16
Expired             (9)  26.78       --     --        (4)  26.94
Granted              9   37.88       --     --         9   50.75
                ------------------------------------------------
Outstanding,
  end of year      140  $30.39      152  $29.31      219  $25.76
                ================================================

	Information regarding such outstanding options at December 31, 1997 follows:

Weighted Average          Outstanding       Weighted
Remaining Life              Options       Average Price
--------------------------------------------------------
One year                     46,400          $26.01
Three years                  75,400           29.76
Seven years                  18,000           44.31
                           -------------------------
   Total                    139,800          $30.39
                           =========================

	The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after an incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 1995 and 1997, 32,000, 49,000 and 65,000 shares, respectively, were awarded under the program and 24,000, 42,000 and 58,000 shares, respectively, remain outstanding at December 31, 1997. The value of the awards is being amortized as compensation expense over a five year vesting period.
	The difference in net income for 1997, 1996 or 1995 computed using APB Opinion No. 25 and using Financial Accounting Standards No. 123 for options granted after 1994 (9,000 in 1997 and 9,000 in 1995) is insignificant.


15. EARNINGS PER SHARE
        Statement of Financial Accounting Standards No. 128 "Earnings per Share" (the "Statement") was issued and adopted in 1997 and requires companies to change the method of calculating earnings per share (EPS). The Statement requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of shares issuable under the Company's stock option plan and issued under the award plan. Diluted EPS amounts reported herein equal previously reported EPS amounts.
        The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. There was no adjustment necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 1997, 1996 or 1995.

                                    Shares in 000's
                               ---------------------------
                                1997      1996      1995
                               ---------------------------
Shares used in basic
  EPS calculation
  (shares outstanding)          2,985     2,948     2,952
Effect of dilutive
  stock options                    55        53       100
Effect of dilutive restricted
  stock grants                     57        32        20
                               ---------------------------
Shares used in diluted
  EPS calculation               3,097     3,033     3,072
                               ===========================

	Options to purchase 18,000 shares of common stock at prices ranging from $50.13 to $50.75 per share were outstanding as of December 31, 1997, 1996 and 1995. Such options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock.

16. CONTINGENCIES
	Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters would not have a material effect upon the Company's consolidated financial position or results of operations.

17.	INDUSTRY SEGMENTS
	Listed below is financial information required to be reported for each industry segment. In 1997, revenues from one customer amounted to $41,011,000. No single customer accounted for 10% or more of consolidated revenues in either 1996 or 1995. Interest expense includes intercompany interest not eliminated for purposes of segment reporting.



		Thousands of Dollars

                           1997         1996         1995
                         -----------------------------------
Total segment revenues
Insurance                $340,871     $303,986     $283,141
Transportation             35,326       34,910       31,385
Other                         617        2,250        3,647
Intersegment revenues      (1,384)      (3,408)      (4,946)
                         -----------------------------------
   Total continuing
    operations           $375,430     $337,738     $313,227
                         ===================================

Operating profit
Insurance                $ 39,410     $  8,649     $ 26,930
Transportation              5,247        3,747        3,352
Other                      (2,641)        (842)         191
Interest expense           (4,983)      (4,829)      (3,037)
Intersegment interest
  expense                  (2,330)      (3,408)      (4,947)
                         -----------------------------------
    Total continuing
     operations          $ 34,703     $  3,317     $ 22,489
                         ===================================

Acquisition of fixed assets
Insurance                $  3,555     $  2,440     $   --
Transportation             13,366        6,326          170
Corporate and other         2,617        1,603       27,960
                         -----------------------------------
    Total continuing
     operations          $ 19,538     $ 10,369     $ 28,130
                         ===================================

Depreciation and amortization
Insurance                $  2,442     $  2,903     $   --
Transportation              3,157        2,488        3,004
Corporate and other         4,670        2,548        4,891
                         -----------------------------------
    Total continuing
     operations          $ 10,269     $  7,939     $  7,895
                         ===================================

Identifiable assets
Insurance                $660,464     $551,498     $494,638
Transportation             44,544       41,458       48,375
Corporate and other        62,055       94,924       87,203
Intersegment
 receivables               (6,600)     (31,901)     (29,311)
                         -----------------------------------
    Total                $760,463     $655,979     $600,905
                         ===================================

18.     SHAREHOLDERS' EQUITY
	The Midland Company has 5,000,000 shares of common stock authorized without par value (stated value of $.25 a share), including 646,000 shares at December 31, 1997 reserved for future issuance under the Company's stock option and award plans. The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.
	Covenants included in the borrowing agreements of M/G Transport Services, Inc. limit its payment of dividends to The Midland Company. Under the most restrictive of such covenants, $11,552,000 of its $18,500,000 of shareholder's equity was not available for distribution to the Company at December 31, 1997.
	The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid to the Company from its insurance subsidiaries in 1998 without regulatory approval total approximately $22,000,000; such subsidiaries paid cash dividends of $1,240,000 in 1997, $4,375,000 in 1996 and $1,060,000 in 1995.
	Net income as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries was $17,538,000, $5,396,000
and $13,367,000  for 1997, 1996 and 1995, respectively.   Shareholders' equity
on the same basis was $173,181,000 and $131,913,000 at December 31, 1997 and 1996.

        Activity in the Shareholders' equity accounts is summarized as follows (amounts in 000's):


                                            Net
                                         Unrealized            Unvested
                     Additional           Gain on             Restricted
              Common  Paid-In  Retained  Marketable  Treasury   Stock
               Stock  Capital  Earnings  Securities   Stock     Awards   Total
             -------------------------------------------------------------------
Balance,
 January 1,
 1995           $911  $14,607  $131,675   $ 2,754   $(16,648) $  (862) $132,437
Net income                        9,552                                   9,552
Purchase of
 treasury stock                                       (1,143)            (1,143)
Cash dividends
 declared                        (1,877)                                 (1,877)
Exercise of
 stock options            (12)                            64                 52
Changes in
 unrealized gain
 on investments,
 net of tax                                16,962                        16,962
Restricted stock
 awards                   855                          1,262   (2,117)      --
Amortization and
 cancellation of
 unvested
 restricted
 stock awards             (88)                          (110)     810       612
             -------------------------------------------------------------------
Balance,
 December 31,
 1995            911   15,362   139,350    19,716    (16,575)  (2,169)  156,595
Net income                        1,068                                   1,068
Purchase of
 treasury stock,
 net                      111                         (1,810)            (1,699)
Cash dividends
 declared                        (1,995)                                 (1,995)
Exercise of
 stock options           (620)                         1,774              1,154
Changes in
 unrealized gain
 on investments,
 net of tax                                 3,871                         3,871
Amortization and
 cancellation of
 unvested
 restricted
 stock awards              (7)                           (10)     711       694
             -------------------------------------------------------------------
Balance,
 December 31,
 1996            911   14,846   138,423    23,587    (16,621)  (1,458)  159,688
Net income                       17,550                                  17,550
Purchase of
 treasury stock,
 net                      124                            160                284
Cash dividends
 declared                        (2,176)                                 (2,176)
Exercise of
 stock options            (32)                           335                303
Changes in
 unrealized gain
 on investments,
 net of tax                                20,536                        20,536
Restricted stock
 awards                   626                          1,808   (2,434)      --
Amortization and
 cancellation of
 unvested
 restricted
 stock awards            (205)                          (386)   1,432       841
             -------------------------------------------------------------------
Balance,
 December 31,
 1997           $911  $15,359  $153,797   $44,123   $(14,704) $(2,460) $197,026
             ===================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
THE MIDLAND COMPANY AND SUBSIDIARIES


	Deloitte &
	   Touche LLP
Cincinnati, Ohio

To the Shareholders of The Midland Company:

	We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


S/ Deloitte & Touche LLP
Deloitte & Touche LLP
February 12, 1998


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

OFFICERS AND DIRECTORS

THE MIDLAND COMPANY AND SUBSIDIARIES
BOARD OF DIRECTORS

George R. Baker  u                      J. P. Hayden, Jr.
Corporate Director / Advisor            Chairman and Chief Executive Officer

James E. Bushman  n                     Michael J. Conaton
President and Chief Executive Officer   President and Chief Operating Officer
Cast-Fab Technologies, Inc.
                                        J. P. Hayden, III
James H. Carey  u n                     Senior Executive Vice President
Corporate Director/Advisor
                                        John W. Hayden
Michael J. Conaton                      Senior Executive Vice President
President and Chief Operating Officer
                                        John I. Von Lehman
J. P. Hayden, Jr.                       Executive Vice President
Chairman and Chief Executive Officer    and Chief Financial Officer

J. P. Hayden, III                       John R. LaBar
Senior Executive Vice President         Vice President and Secretary

John W. Hayden                          Robert W. Hayden
Senior Executive Vice President         Vice President

Robert W. Hayden                        W. Todd Gray
Vice President                          Treasurer

William T. Hayden                       Charles J. Jenkins
Attorney                                Vice President-Management
                                        Information Systems
William J. Keating  u
Formerly Chairman, Chief Executive      Michael L. Flowers
Officer and Publisher-Cincinnati        Vice President, Assistant
Enquirer and Formerly Chairman of       Secretary and Chief In-House
the Board-Associated Press              Counsel

William McD. Kite                       Paul T. Brizzolara
Member                                  Assistant Vice President,
Cohen, Todd, Kite & Stanford, LLC       Assistant Chief In-House Counsel
                                        and Assistant Secretary
John R. LaBar
Vice President and Secretary            Henry N. Thoman
                                        Assistant Vice President and
John M. O'Mara  n                       Assistant Chief In-House Counsel
Corporate Director/Financial Consultant
                                        Mark E. Burke
John R. Orther  n                       Director of Taxation
Certified Public Accountant
                                        Ronald L. Gramke
William F. Plettner                     Assistant Treasurer
Formerly Vice Chairman and
President of the Company                Edward J. Heskamp
                                        Assistant Treasurer
Glenn E. Schembechler  n
Professor Emeritus                      Mary Ann C. Pettit
University of Michigan                  Assistant Secretary

John I. Von Lehman                      Geraldine M. Stigall
Executive Vice President                Assistant Secretary
and Chief Financial Officer


n Member of Audit Committee
u Member of Compensation Committee

SUBSIDIARY OFFICERS OF
THE MIDLAND COMPANY

AMERICAN MODERN INSURANCE GROUP, INC.

Vice Chairman
 	John W. Hayden

President and Chief Operating Officer
 	Kurt R. Schwamberger

Executive Vice President and Chief
Financial Officer
 	Kenneth G. Boberg

Executive Vice President
 	Ronald L. Crippin

Senior Vice President
	Patrick M. Gallagher
 	Robert E. Hilliard
 	Charles J. Jenkins
	Thomas A. Knighten
	Werner E. Kruck
	James P. Romerill

Vice President and Treasurer
 	James P. Tierney



M/G TRANSPORT SERVICES, INC.

President and Chief Operating Officer
	J. P. Hayden, III

Vice President
	Jack L. Lordo

Treasurer
	Raymond R. Ludmann

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

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 9, 1998 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

FORM 10-K
A copy of the Company's 1997 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company - Attention:
Chief Financial Officer.