Form 10-K, Exhibit 13
period 1998-12-31
MIDLAND CO
filed 1999-03-23
CIK 66025

THE MIDLAND COMPANY 1998 ANNUAL REPORT

Inside Cover

COMPANY PROFILE

The Midland Company is a highly focused provider of specialty insurance products and services with a profitable investment in a niche transportation business. The company has produced a track record of extraordinary results by building on the entrepreneurial spirit and commitment of its associates.

The company's M/G Transport Services Group (M/G) subsidiaries, which contribute the remaining portion of revenue, represent a profitable investment in a niche transportation business. Since the sale of approximately two-thirds of its assets in December 1994, M/G has increased operating income by 10.5% and yielded more than $4.8 million in operating cash flow during 1998.

Midland management is focused on a clear, concise, compelling strategic course designed to help it exceed the insurance industry's rates of growth and profitability. Key elements of the company's growth and profit strategies include:

    - Specialized underwriting expertise - AMIG has unsurpassed knowledge of and experience in the manufactured housing market.

    - Strong competitive position - A diverse product line, strong customer relationships and underwriting expertise help AMIG maintain its market leadership position.

    - Risk diversification - Geographic, product and distribution channel diversification aid in limiting AMIG's exposure to catastrophes.

    - Claims management - Internal claims management contributes to AMIG's strong underwriting results.

    - Growth opportunities - Introduction of new products, including new fee-based services, into new markets is expected to contribute to a continuation of AMIG's strong growth rate.

    - Cash flow from transportation business - M/G's healthy return on invested capital makes it a lucrative investment for Midland.

    - Emphasis on total return investment strategy - A conservative investment strategy is designed to generate long-term capital appreciation with reasonable current income.

This page cotains a pie chart:

BUSINESS MIX (Revenues)
AMIG - $408.2 million
M/G - $33.1 million

       American Modern Insurance Group (AMIG), a highly focused provider of specialty insurance products and services, provides The Midland Company with more than 90% of its revenue. AMIG specializes in writing physical damage insurance and related coverages on manufactured hosing and has expanded into other areas of specialty insurance.

        The remainder of revenue is contributed by M/G Transport, also a specialty business, which charters barges for the movement of dry cargos on the inland waterways.


The Midland Company's Mission

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

FINANCIAL HIGHLIGHTS

THE MIDLAND COMPANY AND SUBSIDIARIES
For the Years Ended December 31,               1998        1997      % Change
------------------------------------------------------------------------------
Operating Performance
Revenues from Continuing Operations          $ 442,362  $ 373,768      18.4%
Income from Continuing Operations Before
  Federal Income Tax                         $  37,527  $  34,703       8.1%
Operating Income from Continuing Operations  $  22,802  $  21,657       5.3%
Capital Gains (After-Tax)                    $   4,130  $   2,710      52.4%
Net Income (Loss):
  From Continuing Operations                 $  26,932  $  24,367      10.5%
  From Discontinued Operations                      -      (6,817)
                                             ---------------------
    Total                                    $  26,932  $  17,550      53.5%
                                             =====================

Per Share Data
Operating Income from Continuing
 Operations (Diluted)                        $    2.42  $    2.33       3.9%
Net Income (Loss) - Basic:
  From Continuing Operations                 $    2.99  $    2.72       9.9%
  From Discontinued Operations                      -        (.76)
                                             ---------------------
    Total                                    $    2.99  $    1.96      52.6%
                                             =====================
  Average Shares Outstanding                     9,018      8,956
Net Income (Loss) - Diluted:
  From Continuing Operations                 $    2.86  $    2.63       8.7%
  From Discontinued Operations                      -        (.74)
                                             ---------------------
    Total                                    $    2.86  $    1.89      51.3%
                                             =====================
  Average Shares Outstanding                     9,412      9,292
Cash Dividends                               $     .25  $     .23       8.7%
Book Value                                   $   26.61  $   21.11      26.1%

Financial Position
Total Assets                                 $ 837,220  $ 760,463      10.1%
Shareholders' Equity                         $ 248,832  $ 197,026      26.3%

Performance Ratios
Combined Ratio (AMIG Property and
  Casualty Companies)                           96.9%       95.8%
Return on Beginning Equity -
  Continuing Operations                         13.7%       15.3%
Total Return on Beginning Equity
  Including Net Unrealized Gain and
  Loss - Continuing Operations                  27.1%       28.1%

TABLE OF CONTENTS

Financial Highlights                                1
Letter to Shareholders                            2-5
Focus on Specialty Markets                        6-7
Focus on Differentiation                          8-9
Focus on Lucrative Investment                   10-11
Focus on Conservative Investment Strategy	12-13
Six Year Financial Summary Data                 14-15
Management's Discussion and Analysis            16-21
Private Securities Reform Act of 1995 -
  Forward Looking Statements Disclosure            21
Income Statements                                  22
Balance Sheets                                     23
Changes in Shareholders' Equity                    24
Cash Flows                                         25
Notes to Financial Statements                   26-34
Management's Report                                35
Independent Auditors' Report                       35
Quarterly Data and Other Information               36
Officers and Directors                             37

This page includes a five year bar chart with the following data:

NET INCOME AND NET OPERATING INCOME PER SHARE (Continuing Operations)

                     94     95     96     97     98
Operating Income   $1.11  $1.57  $0.22  $2.33  $2.42
Net Income          1.27   1.74   0.41   2.63   2.86

1998 results continued the company's strong record, with net income from continuing operations rising 10.5% to a record $26.9 million or $2.86 per share (diluted).

LETTER TO SHAREHOLDERS

Nineteen ninety eight was a milestone year for The Midland Company. It celebrated its 60th anniversary, reported record results, passed the torch of leadership to a new generation and implemented plans for future growth. It was an emotional and exciting year filled with appreciation for all that has been accomplished and anticipation of an even brighter future.

	Early in the year, Midland's Board of Directors placed full responsibility for day-to-day management in our hands. We appreciate their confidence in our ability to lead the business successfully into the future and are eager to prove that their confidence is well-placed. We gratefully acknowledge the continued contributions of our father, J. P. Hayden, Jr., now Chairman of the Executive Committee of the Board, and Michael J. Conaton, now Vice Chairman of the Board. We would also like to acknowledge the retirement of J. R. LaBar and Robert W. Hayden, each of whom served the company in various capacities throughout their 45 and 38 year careers, respectively.
We thank them for their many years of loyal service to the company.

	It is with tremendous enthusiasm that we have assumed our new roles as Chairman and Chief Operating Officer and as President and Chief Executive Officer. We will, in the pages to follow, demonstrate to you that we indeed are focused on a clear, concise and compelling strategic path designed to build on Midland's extraordinary track record.

1998 RESULTS REFLECT BENEFIT OF FOCUSED STRATEGY
Results for the company's first year of performance under our care were very satisfying. For the second consecutive year, net income from continuing operations was a record, reaching $26.9 million, up 10.5% from 1997, on an increase in revenues from continuing operations to $442.4 million from $373.8 million. Net income per share from continuing operations reached $2.86 per share (diluted), compared with $2.63 per share (diluted), while return on beginning equity was 13.7% vs. 15.3% a year earlier.
        Net operating income from continuing operations (net income excluding capital gains) reached a record $22.8 million, or $2.42 per share (diluted), up from $21.7 million, or $2.33 (diluted), while pre-tax investment income, excluding capital gains, rose 12% to $23.9 million. These strong results were driven by solid performance in each of our operating units, as well as from American Modern Insurance Group's (AMIG) investment portfolio.

        Strong Performance for American Modern Insurance Group - Direct and assumed written premiums generated by AMIG increased 5.4% for 1998 to $458 million, while net earned premiums rose 20.7% to $375 million. The primary driver of growth in written premiums was continued volume

This page includes a bar chart with the following data:

AMIG PROPERTY & CASUALTY 10-YEAR COMPOUNDED ANNUAL PREMIUM GROWTH

AMIG             15.7%
Industry          3.4%

AMIG has a track record of extraordinary success - consistently outperforming the property and casualty insurance industry by leveraging its unsurpassed knowledge of the specialty markets it serves. Over the past ten years, AMIG's premiums have compounded at a rate more than four times the estimated industry average.

increases in manufactured housing and related coverages, where direct and assumed premium written growth was above 13%.
        As the year progressed, premium growth in key specialty markets, including manufactured housing, watercraft and recreational vehicles, was offset by declines in several less profitable specialty commercial lines markets where we had intentionally reduced our exposure or even exited various portions of the business. The benefits of these decisions were clear as overall premium growth continued and profitability - as measured by the combined ratio (ratio of losses and expenses as a percent of earned premiums) - was substantially better than industry averages.
        For the year, AMIG's property and casualty combined ratio was 96.9% vs. 95.8% in 1997, with total weather-related catastrophe losses at $34 million on a pre-tax basis compared with an unusually low $14 million in 1997. Excluding catastrophe losses, the combined ratio for the year was 87.7% vs. 91.3% in 1997, reflecting our focus on designing and pricing all AMIG products to yield at least a 5% underwriting margin. Our disciplined approach to underwriting - and to risk management - has allowed us to consistently produce an underwriting profit.
        Continued Contribution from M/G Transport Services Group (M/G) - For the year, M/G reported revenue of $33.1 million, compared with $34.9 million, and pre-tax operating profits of $4.4 million, essentially unchanged from 1997. The lower revenue and level operating profits were predominantly due to a decline, late in the year, in shipments of barite, a drilling mud used by the oil industry, that was not offset by other types of shipments by year-end 1998. Barite shipments are impacted by the level of oil drilling, which has been declining due to the lower oil prices.
        M/G's after-tax contribution to net income, however, was down only slightly for the year, at $3.0 million, or 32 cents per share (diluted), compared with $3.1 million, or 34 cents per share (diluted), for the prior year. Cash flow from operations remained strong at $4.8 million and M/G generated a 15.7% return on beginning equity.
        Investment Income Up 12% - AMIG's investment portfolio continues to be conservatively invested in equity and high quality fixed income securities. The value of the portfolio grew by more than $91 million in 1998, due to the generation of substantial cash flow from operations as well as market appreciation of the portfolio. Pre-tax capital gains for the year were $6.4 million, up from $4.2 million last year. Net unrealized portfolio gains contributed approximately $26 million to the increase in shareholders' equity in 1998. Coupling the net unrealized gains on marketable securities with our strong net income brought total comprehensive income for 1998 to $53.3 million, which equates to a total return on beginning shareholders' equity of 27.1%, up from $38.1 million, or 23.9%, in 1997.
        Balance Sheet Remains Strong - In part due to the significant gains in our investment portfolio, as well as the strong operating performance, we ended the year with the strongest balance sheet in the company's history. Total assets at year end were $837 million, with shareholders' equity at a record
$249 million, or $26.61 per share.

BUILDING ON THE TRACK RECORD
The results recorded for 1998 were pleasing, but not surprising. They were the result of the vision on which we are focused - to create a sustainable competitive advantage by providing our customers with products, services and relationships they value more than those offered by our competitors and to share that success with shareholders. On the following pages, this report provides details on The Midland Company's operating subsidiaries, their competitive strengths and growth opportunities. Our focus is on a select number of strategies designed to capitalize on those advantages to become an even more indispensable partner to customers in our chosen markets and to achieve

This page includes two bar charts with the following data:

AMIG 10-YEAR AVERAGE ROE

AMIG             14.4%
Industry          7.7%

Strong growth, combined with a disciplined approach to underwriting and to claims management, has helped AMIG exceed industry returns. Over the past 10 years, AMIG's return on beginning equity has averaged 14.4% compared with an estimated 7.7% average for the industry.

M/G TRANSPORT ROE

                  94    95    96    97    98
M/G TRANSPORT    6.5%  4.8%  5.7%  20.0% 15.9%

Since the sale of approximately two-thirds of its assets in December 1994, M/G has proven its value as a lucrative investment for Midland.

our long-term financial objectives.
        Achieve Deeper Penetration of Existing Products Within Existing
Markets - Our first opportunity for continued growth is to capture a larger share of the market for our existing products in the niches we presently are serving. While we are widely recognized as a market leader in manufactured housing insurance, we have tremendous growth potential by simply doing more in the markets we are already serving with the products we already have. Our recent track record serves as compelling evidence that we are beginning to realize some of this potential.
        Take Existing Products and Services Into New Markets - Further, we have the opportunity to move into new markets with our existing assortment of products and services to fill real consumer needs. Clear evidence of this is provided by our recent focus on Arizona with our traditional manufactured housing product/service offering. In less than two years we have been able to more than triple the number of manufactured housing policies written in Arizona.
        Develop Complementary or Related Products - Our commercial park and dealer package programs in the manufactured housing segment illustrate our ability to identify a market need and develop products specifically designed to address that need. We see a number of similar opportunities on the horizon that will enable us to become an even more indispensable partner to our customers by expanding into complementary or related products.
        Expand Within Existing Distribution Channels - By continually searching for new ways to bring additional value-adding products and services for our many and varied business partners, we have successfully grown our portfolios with each. We work hard to maximize the performance of all our existing relationships and are endeavoring to truly become their indispensable partner. We are also diligent in our efforts to uncover opportunities to selectively add to our distribution base.
        Explore New Distribution Methodologies - The people with whom we do business are creative entrepreneurs, each seeking to maximize their business prospects. The pyramiding of these talents affords us numerous opportunities to expand existing business relationships beyond traditional approaches to their respective businesses. Such outside-the-box thinking has allowed us to expand our business horizons beyond those created in a purely linear business environment.
        Capitalize on Non-Risk, Fee Income/Service Opportunities - In addition, the special expertise that we bring to the table, and our long-standing relationships with important players in each distribution channel, present us with new opportunities. For example, Ameritrac, AMIG's in-house loan and lease tracking service, allows us to meet a vital need of our lending customers.
Today we are tracking and servicing approximately 1.5 million loan and lease accounts for more than 40 financial institutions. We continually are evaluating the needs of our customers for additional value-added services. Moving forward, we intend to increase our focus on identifying those opportunities that have the potential to generate

This page includes a picture with the following caption:
From left, Joseph P. Hayden III, Chairman and Chief Operating Officer and
John W. Hayden, President and Chief Executive Officer fee-based revenue, which can be an effective use of capital outside the regulated insurance industry.
        Lucrative Transportation Operations - While we are constantly evaluating potential expansions of our M/G business, we believe that its focused and efficient staff of 15 can continue to benefit Midland by generating strong cash flow and return on equity. M/G has demonstrated a consistency in its ability to outperform the markets in which it competes, even under the most adverse market conditions.

RECOGNIZING IMPORTANT CONTRIBUTIONS
Our specialty mindset, combined with the entrepreneurial spirit and genuine commitment of our associates, over time will produce consistently superior results. We strive to recognize the efforts and contributions of our associates on a daily basis, but do not want to miss this opportunity to thank them again for all they do to set us apart from our competitors.
	With respect to our Board of Directors, we are blessed with a group of talented and devoted individuals who collectively make a real difference in our company. We were most fortunate during the year to welcome two new members to our Board: Jerry A. Grundhofer, president and chief executive officer of Firstar Corporation, and David B. O'Maley, chairman, president and chief executive officer of Ohio National Financial Services. Their experience and insight will be valuable to Midland as we move forward with our strategic plan.

EXCITING FUTURE, STRONG BASE
We are intent on continuing to differentiate Midland through its people, products and services. We have a deep knowledge and understanding of the markets we serve. We will build on these strengths by giving our talented associates and business partners the tools they need to achieve extraordinary results; results we will share with our shareholders as reward for the confidence they have placed in us. As evidence of our efforts to continue to enhance shareholder value, the board voted in January 1999 to increase the indicated annual dividend to shareholders by 8%, the 13th consecutive year in which The Midland Company has increased its annual dividend.
	Thank you for your continued confidence and support. We are gratified by the results we are honored to share with you in this report and we are excited by what your company's future holds. We look forward to sharing our story with you in future communications.

/S Joseph P. Hayden III                  /S John W. Hayden
   Joseph P. Hayden III                     John W. Hayden
   Chairman and                             President and
   Chief Operating Officer                  Chief Executive Officer

                             February 11, 1999

This page includes a bar chart with the following data:

GROWTH IN ASSETS AND EQUITY (millions)

              94      95      96      97      98
Assets      $479.5  $600.9  $656.0  $760.5  $837.2
Equity       132.4   156.6   159.7   197.0   248.8

AMIG's disciplined approach to growth and underwriting, as well as a conservative managed investment portfolio and the contribution of M/G, brought Midland's assets and equity to record levels again in 1998.

FOCUS ON SPECIALTY MARKETS

Midland's specialty insurance operations, American Modern Insurance Group
(AMIG), enjoyed another successful year in 1998. Widely recognized as an established leader in the manufactured housing insurance sector, AMIG derives nearly 70% of its premium volume from this unique market segment. Management believes substantial opportunities exist for continued growth in the manufactured housing niche, as well as other specialty markets AMIG has successfully entered over the past ten years. Key to AMIG's success will be its ability to identify niche markets where it can leverage its specialty mindset along with the entrepreneurial energy of its associates.

SPECIALTY MARKETS AS DEFINED BY AMIG
AMIG prides itself in targeting those specialty markets where frequency of loss, rather than severity of loss, is the norm. AMIG consistently has demonstrated its competency in processing high volumes of lower premium value transactions and has aggressively targeted product and market segments that lend themselves to that characteristic.
        The manufactured housing segment, in which AMIG has increased premiums at a 20% rate over the past five years, is a classic example. With an average premium of $415 or less per policy, and fairly unique customer cross-sell criteria, the manufactured housing insurer must be able to process high volumes of transactions very efficiently. AMIG has proven itself a very capable player in this regard and is continually refining its processes in its efforts to stay ahead of its customers' constantly changing needs.
        The growth outlook for the manufactured housing insurance market remains strong,

This page contains a bar chart with the following data:

AMIG PROPERTY & CASUALTY PREMIUM VOLUME (millions)

                              94      95      96      97      98
AMIG PROPERTY & CASUALTY    $275.5  $376.3  $387.2  $424.0  $446.2

Over the last five years, AMIG's direct and assumed written premiums have grown at a compound annual rate of 15.4% reflecting continued penetration of the manufactured housing sector and growth in other specialty markets.

This page also contains two photos of Manufactured Homes with the following caption:

Consumer acceptance of manufactured homes is growing, in part due to improvements in their exterior and interior features. Many now offer spacious kitchens, multiple bathrooms, vaulted ceilings, fireplaces, utility rooms and large closets, with floor plans that can measure more than 2,000 square feet.

driven by the favorable demographics of the manufactured housing industry in total. According to the U.S. Census Bureau, as of July 1997, manufactured housing accounted for 23.6% of total single-family housing starts and 29.4% of new single-family unit sales. During the past two decades, the typical manufactured home and the lifestyle that accompanies it has been constantly upgraded and the $38,000 average price of a manufactured home compares favorably with the $124,000 average price for a site-built home. In a nutshell, manufactured housing, while still a specialty market, is here to stay.

REACHING INTO NEW SPECIALTY MARKETS
The manufactured housing market provides AMIG with the financial resources to grow and AMIG has been successful in its efforts to achieve a presence in other specialty markets. For example, since its first foray into the specialty water craft insurance market in 1990, AMIG has clearly established itself as an industry player. Specializing in generally lower-valued, lower-powered watercraft, AMIG has built a highly credible portfolio of marine business, and is recognized widely as an industry expert and leader in the personal watercraft insurance market.
	AMIG's growing specialty dwelling portfolio is generally targeted at the dwelling business that is around the periphery of the traditional homeowners insurance market. AMIG prefers to avoid the traditional dwelling market segment, as homeowners' insurance is among the least profitable sectors of the property and casualty insurance industry. Instead, AMIG focuses on more limited specialty dwelling market niches where coverages are less comprehensive and price competition is less severe. This group of products is a natural fit for AMIG's core property insurance policy management systems and has proven to be a solid performer since AMIG's first venture into it in 1987.
	AMIG also is experiencing encouraging results in many of its other product areas, including recreational vehicles, specialty and collectible auto, long-haul truck physical damage, collateral protection, mortgage fire and commercial manufactured housing park and dealer.

FEE INCOME OPPORTUNITIES
In addition to premium-generating insurance products, AMIG is beginning to see results from its efforts to expand its offering of non-risk related, fee income-generating services. Evidence of this can be found in the results of Ameritrac, AMIG's wholly owned loan and lease portfolio, collateral tracking operation. Ameritrac now services over 1.5 million loan and lease accounts for more than 40 financial institutions. Ameritrac continues to expand its service offerings and now provides flood determinations, agent portfolio conversions, direct mail, marketing and payment processing through electronic fund transfers.

LOOKING AHEAD
By maintaining its specialty mindset, AMIG has been able to increase its direct and assumed written premiums at a compound annual rate of 16% over the past five years. Management believes that, with its team of motivated associates, AMIG can identify and leverage specialty market opportunities that will result in continued growth in years to come.

This page includes a pie chart with the following data (amounts in millions):

AMIG PRODUCT MIX (Gross Written Premiums)

Manufactured Homes           $297.3
Park & Dealer                  33.4
Site Built Dwelling            29.1
Collateral Protection          26.8
Watercraft                     18.1
Mortgage Fire                   9.7
Long Haul Truck                11.8
Credit Life & Related          12.3
All Other                      20.2

AMIG is a leader in the manufactured housing insurance market and also offers many other specialty lines.

FOCUS ON DIFFERENTIATION

AMIG's core business strategy within its targeted specialty markets is differentiation. As a provider of specialty products and services seeking to establish partnerships with its customers, AMIG has built a sustainable competitive advantage by providing its business partners and end-use customers with products, services and relationships they value more than those offered by its competitors. By continuously refining this approach, AMIG believes it can maintain its combined ratio, a measure of overall insurance profitability, well below the property and casualty industry average.

SPECIALTY FOCUS CONTRIBUTES TO SUCCESS
AMIG is known in the insurance industry as a specialty company, providing highly specialized products and services to unique markets where opportunities exist for reasonable production and profitable returns. Competition in these specialty markets is often less severe and can be more readily predicted. Therefore, while the property and casualty insurance industry as a whole generally is over-capitalized and producing less attractive returns than other industry groups, the specialty insurance companies are growing at a far greater rate than their industry counterparts and producing returns worthy of investor interest.
        AMIG, for instance, has generated a ten-year compound annual growth rate of 15.7%, while the property and casualty industry in total has averaged just 3.4%. Over the same period, AMIG's statutory combined ratio has averaged 96.3%, well below the property and casualty industry estimated average of 106.3% as reported by A.M. Best Company. Translated into a return on beginning equity benchmark, AMIG has averaged 14.4% over the

This page includes a bar chart with the following data:

AMIG PROPERTY & CASUALTY UNDERWRITING RESULTS (Statutory Combined Ratio)

                 94      95      96      97      98
AMIG            96.0%   94.7%   103.0%  94.3%   96.6%
Industry       107.0%  104.9%   104.7%  99.9%  103.3%

All AMIG products are designed and priced to produce a 5% underwriting margin. This disciplined approach to underwriting - and to risk management - has allowed AMIG to outperform the industry in each of the past five years.


This page also includes a photo with the following caption:

Classroom training for new adjusters helps guarantee their familiarity with the company's coverages. AMIG utilizes a variety of examples and displays to illustrate key points.

past ten years, while the overall industry has struggled to achieve a return on equity estimated in the range of 7.7%.

DIFFERENTIATION ENHANCES PROFITABILITY
While AMIG will be cost effective in all areas of its business, it does not expect to generate those results and create a competitive advantage by being the total low-cost provider across its array of products and services. Instead, all AMIG products are designed and priced to produce at least a 5% underwriting margin based on AMIG's experience in its specialty markets. AMIG focuses on this pricing level because it targets markets where frequency of loss, rather than severity of loss, is the norm. In particular, in the manufactured housing insurance market, AMIG's history in the industry gives it a unique advantage in distributing, pricing and assessing risk for coverages.

SUPERIOR CLAIMS MANAGEMENT
AMIG also differentiates itself with superior claims management systems. In the early 1990's, AMIG instituted an in-house staff adjuster training program that is among the best in the industry. Under this program, people are hired out of their local markets and brought to AMIG's headquarters for five weeks of rigorous training in all of the types of coverages, and potential related losses, that it provides. This is followed by extensive in-the-field training and supervision.
        The benefits of this effort are seen daily by AMIG. With 139 employee field adjusters, AMIG was able to handle 81% of all 1998 claims in-house and settled 86% of property claims within 30 days. Outside adjusters charge a fee for settling claims for insurance companies and lack proper motivation to close the files quickly. By utilizing experienced AMIG staff and by eliminating the fees charged by these outside adjusters, AMIG is able to trim an average of $425 per claim from its handling costs, and has distinguished itself among customers for its high quality service.

DISCIPLINED EXPOSURE MANAGEMENT
Another element of AMIG's success in generating consistent underwriting profitability is a disciplined process that balances exposure management and reinsurance costs with the potential impact on earnings. AMIG's sophisticated tracking mechanisms regularly compare AMIG's exposure by zip code, by county, by contiguous zip code and county and by state, as well as by distribution channel, to ensure that it has not assumed an unacceptable concentration of risk in any geographic area. Using this information, AMIG evaluates its reinsurance purchases and has distinguished itself as a solid partner in the reinsurance community.

SUSTAINABLE COMPETITIVE ADVANTAGE
Through differentiation, AMIG has created a sustainable competitive advantage. By continuing to provide its business partners and end-use customers with products, services and relationships they value more than those offered by its competitors, management believes AMIG can continue to outperform the overall insurance industry in terms of growth and profitability.

This page contains a pie chart with the following data (amounts in millions):

AMIG DISTRIBUTION MIX

Wholesale                $ 80.0
Retail                     63.6
Commercial                 32.8
Banks/Credit Unions        40.6
Dealer                    105.3
Lender                    136.2

AMIG continues to strengthen relationships with its loyal agency base as well as lenders, dealers and others with which it has done business for many years. These multiple distribution outlets provide AMIG with added insight into the needs of its specialty insurance markets.

FOCUS ON LUCRATIVE INVESTMENT

Midland's transportation services are provided by M/G Transport Services, Inc., which owns 276 jumbo hopper barges, and MGT Services, Inc., which represents the sales and marketing arm of the operation (collectively referred to as M/G).
This highly focused specialty player in the customized dry cargo transportation services market represents a lucrative investment for Midland. M/G, with operations in New Orleans, La., is a barge affreightment company. Since the sale of approximately two-thirds of its assets in December 1994, it has seen net income rise 88% to $3.0 million for 1998 from $1.6 million for 1995. Management believes that M/G can continue to provide the company with a positive contribution as evidenced by M/G's operating cash flow of $4.8 million in 1998.

CUSTOMIZED DRY CARGO TRANSPORTATION SERVICES
M/G provides superior service to large, industrial clients, transporting dry cargos such as petroleum coke, barite, sugar, fertilizer, iron ore, grain and other commodities. The operations are concentrated on the Gulf Coast, but M/G also services the inland river system. Customers appreciate the flexible service that M/G can provide and M/G has become a major player in the movement of both petroleum coke and sugar because of strong customer relationships.
        The generally favorable economic climate, as well as the dynamics of individual end markets, has driven some volume increases on the Gulf Coast and inland waterways, but, late

This page contains a bar chart with the following data:

M/G TRANSPORT OPERATING CASH FLOW (millions)

                    95    96    97    98
M/G TRANSPORT      $2.6  $2.9  $5.2  $4.8

A highly efficient organization combined with effective use of invested capital, allows M/G to generate strong operating cash flow and positively contribute to Midland's overall results.

This page also contains a photo with the following caption:

M/G serves its customers with a fleet of 276 jumbo hopper barges. To hold fixed costs at a low level, M/G does not own any towboats.

in 1998, shipments of barite fell below anticipated levels because of lower oil prices. Barite is a drilling mud used by the oil industry to lubricate drilling, which has declined in recent months. M/G experienced a modest decline in revenues because of the barite dip, but because of the flexibility of the company's operations and its relationships across many different industries, M/G can offset shifts in individual markets over the longer term.

COMPANY-OWNED AND LEASED EQUIPMENT
M/G serves its customers with a fleet of 276 jumbo hopper barges owned, or leased under long-term contracts, by the company. To supplement its owned and leased barges, the company charters equipment or rents space from other operators as necessary to fill customer needs. This provides the company with operating flexibility, allowing it to ramp up capacity when demand rises and trim expenses when business drops off. Looking forward, the company strives to own or lease approximately half of the barges it requires to meet customer needs. In 1999, M/G anticipates purchasing or leasing an additional 20 barges, at a total cost of approximately $6.1 million, to keep its fleet at optimum levels.
        To hold fixed costs at a low level, M/G does not own any towboats, but orchestrates all required pick-ups with hired towboats. This added flexibility allows the company to focus on its customers' shipping requirements rather than a towboat schedule.

EFFICIENT OPERATIONS
M/G fills an attractive niche for Midland, in particular because of the efficiency of M/G's operations. Barges do not require human operators, and the company's 15 office-based employees were able to generate $33.1 million in revenue and $3.0 million in net income in 1998. The efficiency extends to M/G's use of long-term debt and equity, which stood at $25.7 million at year-end 1998. Management believes that anticipated capital expenditures for 1999 and beyond can be funded from internally generated cash or bank debt.

This page contains a pie chart with the following data (amounts in millions):

M/G TRANSPORT MIX OF BUSINESS (Revenues)

Petroleum Coke     $21.0
Sugar                2.9
Barite               2.1
Barge Charters       1.1
Miscellaneous        5.4

Diverse products such as petroleum coke, barite, sugar, fertilizer, iron ore, grain and other commodities are transported by M/G's fleet of 276 jumbo hopper barges.

FOCUS ON CONSERVATIVE INVESTMENT STRATEGY

AMIG's investment portfolio continues to be conservatively invested in equity and high quality fixed-income securities. The value of the portfolio grew by more than $91 million in 1998, to $587 million from $495 million, due to the generation of substantial cash flow from operations as well as market appreciation of the portfolio. Pre-tax capital gains for the year were $6.4 million, up from $4.2 million last year. Net unrealized portfolio gains contributed approximately $26 million to the increase in shareholders' equity in 1998. AMIG remains focused on the following three objectives for the portfolio.

BALANCE SAFETY AND LIQUIDITY WITH TOTAL RETURN
As of year-end 1998, 77% of the portfolio was invested in fixed-income securities with a weighted average quality of AA to AAA, a current average maturity of 5.3 years and a 5.2% one-year after-tax total return. The remaining 23% was invested in a diverse mix of equities, including a large holding in Firstar Corporation, which constitutes the company's largest equity investment. The portfolio has no

This page contains three bar charts with the following data:

                    AMERICAN MODERN INSURANCE GROUP, INC.
                            INVESTMENT PORTFOLIO

MARKET VALUES (millions)



                       94      95      96      97      98
Government           $101.3  $155.6  $172.2  $201.4  $177.1
Municipal              64.1    94.5    71.5    88.2   168.4
Corporate              31.2    36.0    41.1    79.0    79.3
Cash Equivalents       44.5    33.1    51.7    34.6    29.3
Equities               26.7    40.8    63.4    92.3   132.8

NET INVESTMENT INCOME (millions)

                       94      95      96      97      98
Capital Gains        $ 2.2   $ 2.4   $ 2.7   $ 4.2   $ 6.4
Operations            10.8    17.1    19.1    22.3    24.8

UNREALIZED GAINS (millions)
                       94      95      96      97      98
Equities             $ 6.6   $16.0   $26.0   $51.9   $88.5
Fixed Income          (5.1)    8.9     2.4     7.0     9.4

AMIG's investment portfolio is conservatively invested in equity and high-quality fixed income securities. In 1998, the portfolio's value grew by more than $91 million due to substantial cash flow from operations as well as market appreciation of the securities. After-tax capital gains for the year increased by 52% while pretax investment income, excluding those gains, rose 12%.

Coupling Midland's 1998 net income with the net unrealized gains on marketable securities produced a total return of $53.3 million in 1998, which equates to a total return on beginning shareholders' equity of 27.1% investments in real estate or high-risk derivative products.
        The market value of the portfolio at year-end 1998 exceeded the cost by approximately $98.0 million, primarily due to market appreciation of the equity investments. For 1998, AMIG's equity portfolio achieved a one year total return of 44.6% compared with 28.6% for the Standard & Poor's 500 Index and a negative 2.5% for the Russell 2000 Index.

TARGET LONG-TERM CAPITAL APPRECIATION
The careful selection of a portfolio of high quality securities, combined with continued cash flow from operations, has resulted in overall portfolio compounded annual growth of 21.8% over the past five years and 16.3% over the past 10 years. Management believes that it has created a portfolio with the diversity necessary to continue to achieve long-term capital appreciation, which strengthens the company's financial position and provides it with added flexibility.

PRODUCE REASONABLE CURRENT INCOME
At the same time, AMIG seeks to generate a consistent flow of current income from investments to help it achieve its overall financial performance objectives. In 1998, pretax investment income, excluding capital gains, rose 11% to $24.8 million, up from $22.3 million in 1997. At year-end, the current pre-tax yield on the fixed income portfolio (which includes 37% in municipal securities) was approximately 5.3%.

                           ANNUALIZED TOTAL RETURN
        (Total Return is the rate of return on a portfolio that takes into consideration both interest income and dividends plus the change in the market value.)


                                               1 Year    3 Year    5 Year
EQUITIES:
        AMIG                                    44.6%     42.8%     33.9%
        S&P 500 Index                           28.6%     28.2%     24.1%

FIXED INCOME:
        AMIG Before Tax                          7.3%      6.4%      6.3%
        AMIG After Tax                           5.2%      4.5%      4.5%
	After Tax Lehman Brothers Intermediate
           Government/Corporate Index            5.4%      4.4%      4.3%

The average maturity and duration of AMIG's Fixed Income Portfolio was 5.3 years and 3.8, respectively, at December 31, 1998.


SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES                          For the Periods Ended December 31,
(Amounts in thousands, except per share data)     1998       1997       1996       1995       1994       1993
--------------------------------------------- ------------------------------------------------------------------
Income Statement Data
Revenues:
 Insurance:
  Premiums earned                               $375,478   $311,159   $280,614   $263,006   $206,339   $164,363
  Net investment income                           23,908     21,332     18,269     16,107     10,090      9,240
  Net realized investment gains                    6,354      4,170      2,690      2,373      2,189      3,735
  Other insurance income                           2,508      1,557      1,602        618        844      1,066
 Transportation(b)                                33,059     34,933     34,064     30,371     53,163     53,252
 Other                                             1,055        617        499        752        858        806
                                              -------------------------------------------------------------------
    Total                                        442,362    373,768    337,738    313,227    273,483    232,462
                                              -------------------------------------------------------------------

Costs and Expenses:
 Insurance:
  Losses and loss adjustment expenses            210,015    171,163    172,426    136,211    113,096     84,787
  Commissions and other
   policy acquisition costs                      103,169     79,518     81,533     80,520     64,557     49,545
  Operating and administrative expenses           54,309     49,118     41,355     39,475     26,103     20,919
 Transportation operating expenses(b)             28,287     30,079     31,163     28,033     47,820     50,023
 Interest expense                                  4,991      4,983      4,829      3,037      3,800      3,168
 Other operating and administrative expenses       4,064      4,204      3,115      3,462      2,807      2,129
                                              -------------------------------------------------------------------
    Total                                        404,835    339,065    334,421    290,738    258,183    210,571
                                              -------------------------------------------------------------------
Income from Continuing Operations
 Before Federal Income Tax                        37,527     34,703      3,317     22,489     15,300     21,891
Provision (Credit) for Federal Income Tax(a)      10,595     10,336       (426)     6,441      3,663      1,554
                                              -------------------------------------------------------------------
Income from Continuing Operations                 26,932     24,367      3,743     16,048     11,637     20,337
Loss from Discontinued Operations(c)                  -      (6,817)    (2,675)    (6,496)    (2,218)    (2,365)
                                              -------------------------------------------------------------------
Net Income                                      $ 26,932   $ 17,550   $  1,068   $  9,552   $  9,419   $ 17,972
                                              ===================================================================
Basic Earnings (Loss) Per Share
 of Common Stock(e):
  Continuing operations                         $   2.99   $   2.72   $    .42   $   1.81   $   1.31   $   2.28
  Discontinued operations                             -        (.76)      (.30)      (.73)      (.25)      (.27)
                                              -------------------------------------------------------------------
    Total                                       $   2.99   $   1.96   $    .12   $   1.08   $   1.06   $   2.01
                                              ===================================================================
Diluted Earnings (Loss) Per Share
 of Common Stock(e):
  Continuing operations                         $   2.86   $   2.63   $    .41   $   1.74   $   1.27   $   2.20
  Discontinued operations                             -        (.74)      (.29)      (.70)      (.24)      (.25)
                                              -------------------------------------------------------------------
    Total                                       $   2.86   $   1.89   $    .12   $   1.04   $   1.03   $   1.95
                                              ===================================================================
Cash Dividends Per Share
 of Common Stock(e):                            $    .25   $    .23   $    .22   $    .21   $    .19   $    .18
                                              ===================================================================

                                       14


THE MIDLAND COMPANY AND SUBSIDIARIES                          For the Periods Ended December 31,
(Amounts in thousands, except per share data)     1998       1997       1996       1995       1994       1993
--------------------------------------------- ------------------------------------------------------------------
Operating Income from
 Continuing Operations(d)                       $ 22,802   $ 21,657   $  1,995   $ 14,506   $ 10,214   $ 17,909
Operating Income Per Share from
 Continuing Operations (Diluted)(d,e)           $   2.42   $   2.33   $    .22   $   1.57   $   1.12   $   1.95

Balance Sheet Data
Total Cash and Marketable Securities            $593,857   $504,106   $403,804   $373,275   $282,116   $228,435
Total Assets                                     837,220    760,463    655,979    600,905    479,497    433,263
Total Debt                                        76,085     92,309     95,170    101,076     74,637     92,824
Unearned Premiums                                255,115    240,340    208,417    190,948    158,316    118,802
Loss Reserves                                    125,496    120,134     95,830     68,347     57,715     42,607
Shareholders' Equity                             248,832    197,026    159,688    156,595    132,437    113,110
Book Value Per Share(e)                         $  26.61   $  21.11   $  17.50   $  17.28   $  14.73   $  14.80
Common Shares Outstanding(e)                       9,352      9,334      9,126      9,060      8,991      8,997

Other Data
AMIG's Property and Casualty Operations
Direct and Assumed Written Premiums             $446,248   $423,964   $387,165   $376,330   $275,509   $218,022
Net Written Premium                              391,770    342,711    290,355    285,306    235,821    180,318

Loss and Loss Adjustment Expense Ratio (GAAP)      56.1%      55.1%      61.8%      52.0%      55.0%      51.7%
Underwriting Expense Ratio (GAAP)                  40.8%      40.7%      42.5%      45.2%      43.5%      42.3%
Combined Ratio (GAAP)                              96.9%      95.8%     104.3%      97.2%      98.5%      94.0%

Statutory Capital and Surplus                    217,091    164,128    124,131    113,189     89,910     70,801
Net Written Premium to Statutory Surplus            1.8x       2.1x       2.3x       2.5x       2.6x       2.5x

M/G Transport's Transportation Operations(b)
Net Revenues                                    $ 33,059   $ 34,933   $ 34,064   $ 30,371   $ 53,163   $ 53,252
Net Income                                         2,994      3,126      1,938      1,585      2,000        120
Total Assets                                      41,576     44,544     41,458     48,375     52,534     87,654
Shareholders' Equity                              19,075     19,081     15,658     34,219     32,736     30,735

Footnotes:
(a) Included in the 1993 financial results is a credit of $4,867,000 ($0.53 per common share) for the cumulative effect of a change in accounting from the adoption of Statement of Financial Accounting Standards No. 109,
    "Accounting for Income Taxes," effective January 1, 1993.
(b) M/G Transport sold approximately 66% of its assets in December 1994.
(c) On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.
(d) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.
(e) Previously reported share information has been adjusted to reflect a three-for-one common stock split effective
    May 21, 1998.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

THE MIDLAND COMPANY AND SUBSIDIARIES

LINES OF BUSINESS AND REPORTABLE SEGMENTS
        The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to Midland's (the company) two primary lines of business (insurance and transportation) and three reportable segments (manufactured housing insurance, other insurance and transportation). A description of the operations of each of these lines, along with a brief discussion of Discontinued Operations, is included below.

Insurance
The company's specialty insurance operations are conducted through American Modern Insurance Group, Inc. (AMIG), a wholly owned subsidiary of the company and a holding company for six property and casualty insurance companies, two credit life insurance companies and two licensed insurance agencies. Other subsidiaries of AMIG offer warranty products and operate Ameritrac, AMIG's proprietary loan and lease tracking service. AMIG is licensed, through its subsidiaries, to write insurance in all 50 states and the District of Columbia. The majority of AMIG's business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. Other insurance products include Lower Valued Homes, Dwelling Fire, Homeowners, Mortgage Fire, Collateral Protection, Watercraft, Long-Haul Truck, Commercial Park and Dealer, Excess and Surplus Lines, Specialty Auto and Extended Service Contracts.

Transportation
M/G Transport Services, Inc. and MGT Services, Inc. (collectively
M/G Transport), the company's transportation subsidiaries, operate a barge chartering and freight brokerage business. M/G Transport arranges for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargos primarily on the Gulf Coast and the lower Mississippi River and its tributaries.

1997 Discontinued Operations
On September 29, 1997, the company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $(3.3 million). The cash proceeds from this transaction were primarily used to reduce the company's short-term bank borrowings. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and are reported separately from continuing operations. Management does not expect any future activity in regard to this subsidiary to have a material impact on the consolidated financial results of the company and there have been no financial results reported from this discontinued subsidiary since the date of sale.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Insurance

Insurance Premiums
        Direct and assumed written premiums generated from AMIG's property and casualty and life insurance subsidiaries for the year ended December 31, 1998 increased 5.4% to $458.5 million from $435.0 million in 1997. Net earned premiums for the year increased 20.7% to $375.5 million from $311.2 million in 1997. The difference in growth rates between the direct and assumed written premiums and net earned premiums was due primarily to AMIG's decision to cede less written business to its reinsurers in 1998 compared to 1997.
        The growth in direct and assumed written premiums is primarily the result of volume increases in manufactured home and related coverages. Manufactured home and related coverages direct and assumed written premium increased 13.2% to $297.3 million in 1998 from $262.7 million in 1997. Direct and assumed written premiums of all other specialty insurance products collectively decreased by 6.4% to $161.2 million in 1998 from $172.3 million in 1997 due, in part, to AMIG's strategy to exit certain commercial lines programs. Premium rate increases also contributed to AMIG's overall direct and assumed premium growth, but to a lesser degree than the aforementioned volume increases.

Investment Income and Realized Capital Gains
        AMIG's net investment income (before taxes and excluding net realized capital gains) increased 12.2% to $23.9 million in 1998 from $21.3 million in 1997. The increase in investment income was primarily the result of the positive cash flow generated by underwriting activities coupled with the continued growth of AMIG's investment portfolio. AMIG's investment portfolio increased by $91.5 million to $587 million in market value at December 31, 1998. The portfolio increase was due primarily to three factors: 1) cash flow from underwriting activities, 2) investment income and net realized capital gains generated from the portfolio and 3) unrealized appreciation in the market value of the securities held. This increase was driven by the relatively strong stock market in

1998 which caused a significant increase in the value of AMIG's equity investments, including its investment in the common stock of Firstar Corporation that increased in market value from $44.6 million at December 31, 1997 to approximately $72.4 million at December 31, 1998. After-tax net realized capital gains increased to $4.1 million, $0.44 per share (diluted), in 1998 from $2.7 million, $0.30 per share (diluted), in 1997.

Losses and Loss Adjustment Expenses (LAE)
        Insurance losses and LAE increased 22.7% to $210.0 million in 1998 from $171.2 million in 1997. This increase was due primarily to an increase in the level of weather-related catastrophe losses compared to the prior year and AMIG's decision to cede less written business to its reinsurers in 1998. Weather-related catastrophe losses amounted to $33.9 million, on a pre-tax basis, representing approximately 9.2 percentage points of the 96.9% combined ratio (ratio of losses and expenses as a percent of earned premiums) for the property and casualty operations in 1998. This compares to weather-related catastrophe losses in 1997 totaling $13.8 million, on a pre-tax basis, representing approximately 4.5 percentage points of the 95.8% combined ratio for the property and casualty operations.

Commissions, Other Policy Acquisition Costs and
 Other Operating and Administration Expenses
        Commissions, other policy acquisition costs and other operating and administrative expenses increased 22.5% to $157.5 million in 1998 from $128.6 million in 1997. This increase is due primarily to the continued growth in net earned premiums.

Overall Underwriting Results
        AMIG's property and casualty operations generated pre-tax underwriting income of $11.4 million in 1998 compared to $12.9 million in 1997. This equates to a combined ratio of 96.9% in 1998 compared to 95.8% in 1997.

Transportation
        Transportation revenues decreased 5.2% to $33.1 million in 1998 from $34.9 million in 1997. This fluctuation was due primarily to decreases in the loadings of barite, a drilling mud used by the oil industry to lubricate drilling. Transportation's pre-tax profits amounted to $4.4 million in both
1998 and 1997. The transportation operations in 1998 generated a 15.7% return on beginning equity. This compares to a return on beginning equity in 1997 of 19.8%.

Discontinued Operations
        As previously reported, on September 29, 1997, the company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The after-tax operating losses and loss on disposal from the discontinued operations for 1997 amounted to $(6.8 million), $(0.74) per share (diluted). There have been no financial results reported from this discontinued subsidiary since the date of sale.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Insurance

Insurance Premium
        Direct and assumed written premium generated from AMIG's property and casualty and life insurance operations for the year ended December 31, 1997 increased 9.0% to $435.0 million from $399.1 million in 1996. Net earned premiums for the year increased by 10.9% to $311.2 million from $280.6 million in 1996. This premium growth was primarily the result of a volume increase in the premiums for manufactured homes and related coverages. Manufactured home and related coverages direct and assumed written premium increased 20.6% to $262.7 million in 1997 from $217.8 million in 1996. Direct and assumed written premium of all other specialty insurance products collectively decreased by 5.0% to $172.3 million in 1997 from $181.3 million in 1996 due, in part, to the implementation of AMIG's strategy to exit certain commercial lines programs. Premium rate increases also contributed to AMIG's overall direct and assumed premium growth, but to a lesser degree than the aforementioned volume increases.

Investment Income and Realized Capital Gains
        AMIG's net investment income (before taxes and excluding net realized capital gains) increased by approximately 16.4% to $21.3 million in 1997 from $18.3 million in 1996. This increase was primarily the result of the growth in AMIG's investment portfolio. AMIG's investment portfolio increased by $95.6 million to $495.5 million in market value at December 31, 1997. After-tax net realized capital gains increased to $2.7 million, $0.30 per share (diluted), in 1997 from $1.7 million, $0.19 per share (diluted), in 1996.

Losses and Loss Adjustment Expenses (LAE)
        AMIG's losses and LAE decreased 0.7% to $171.2 million in 1997 from $172.4 million in 1996. Losses decreased (even though net earned premiums increased by nearly 11%) due to the existence of more favorable weather patterns throughout the United States in 1997 compared to 1996. Weather related catastrophe losses represented 4.5 percentage points of the 95.8% property and casualty combined ratio in 1997 compared to 8.4 percentage points of the 104.3% property and casualty combined ratio in 1996. The 1996 losses and LAE were negatively impacted by numerous catastrophic weather related losses ranging from severe winter storm systems and flooding during the first part of the year to Hurricanes Fran and Bertha which caused heavy damage along the eastern United States during the third quarter of 1996.
        The decrease in weather related catastrophe losses, however, was partially offset by loss and LAE reserve strengthening by AMIG in 1997. This strengthening included $5.2 million in loss reserve provisions related to prior years' reserve development and was in addition to reserves established for losses in the normal course of business. Such loss reserve strengthening was deemed necessary as a result of an unfavorable loss development trend attributable to the commercial lines business. The commercial lines operation (including both continuing and discontinued programs) incurred approximately $17.7 million in underwriting losses in 1997 compared to $10.3 million of underwriting losses in 1996. Based on the underwriting results generated by the commercial products, AMIG made the decision to refocus the Commercial Lines Division in 1997. As a result, AMIG discontinued numerous commercial programs and the remaining programs were redesigned in an effort to improve underwriting profitability and build on synergies between the commercial and personal lines operations.

Commissions, Other Policy Acquisition Costs and
 Other Operating and Administration Expenses

        While the growth in AMIG's written premium resulted in a $5.7 million increase in underwriting expenses (commission, other policy acquisition and operating and administrative expenses), the property and casualty underwriting expense ratio (ratio of underwriting expenses to earned premium) actually decreased to 40.7% in 1997 from 42.5% in 1996. This improvement was due, in part, to a decrease in litigation related expenses resulting from the settlement of a class action lawsuit in Alabama and Mississippi. Also contributing to the decrease in the property and casualty underwriting expense ratio was the fact that commission expenses remained flat in 1997 compared to 1996, despite the increase in earned premium. This was due to increases in ceding commissions received by AMIG in 1997 (which are included in the consolidated financial statements as offsets to commission expenses).

Overall Underwriting Results
        AMIG's property and casualty operations generated pre-tax underwriting income of $12.9 million in 1997 compared to a pre-tax loss of $(11.8 million) in 1996. The property and casualty companies' combined ratio improved to 95.8% in 1997 from 104.3% in 1996. As discussed in "Losses and Loss Adjustment Expenses (LAE)" above, the improved underwriting results were primarily the result of favorable weather patterns in 1997 compared to 1996.

Transportation
        M/G Transport's revenues increased 2.3% to $34.9 million in 1997 from $34.1 million in 1996. Transportation operating expenses decreased in 1997 compared to 1996 due primarily to a $3.6 million decrease in litigation related expenses. M/G Transport's net profits improved 63.2% to $3.1 million in 1997 from $1.9 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

Holding Company Operations
        Midland and AMIG are holding companies which rely primarily on dividends and management fees from their subsidiaries to assist in servicing their debt, paying their operating expenses and paying dividends to their respective stockholders. The payment of dividends to these holding companies from AMIG's insurance subsidiaries is restricted by state regulatory agencies and/or covenants contained in debt agreements. Such restrictions, however, have not had, and are not expected to have, a significant impact on the company's or AMIG's liquidity or their ability to meet their long or short-term operating, financing or capital obligations.
        Midland issues commercial paper, generally below the bank prime borrowing rates and has $50 million of conventional short-term credit lines available at costs generally not exceeding prime borrowing rates. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates. Outstanding interest bearing debt, not allocable to either the insurance or transportation operations, as of December 31, 1998 amounted to approximately $49.5 million. The December 31, 1998 balance of outstanding interest bearing debt consisted of short-term borrowings on conventional lines of credit of $15.0 million, $6.5 million in commercial paper payable to external investors, $1.2 million related to a collateralized equipment obligation and $26.8 million in mortgage obligations. Any intercompany investment in parent company commercial paper is eliminated in consolidation.

        Capital expenditures, other than for barge acquisitions discussed below, amounted to $4.9 million, $7.6 million and $4.4 million for years ended
December 31, 1998, 1997 and 1996, respectively. The company currently estimates that the level of capital expenditures for 1999 will be in the range of prior years.

Insurance
        AMIG generates cash inflows primarily from insurance premiums, investment income and proceeds from sales of marketable securities and maturities of fixed income investment securities. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes and the purchase of marketable securities. In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by the company's insurance subsidiaries are primarily property-related coverages that result in relatively rapid claim payments. The average maturity and duration of AMIG's fixed income investment portfolio are approximately 5.3 and 3.8 years, respectively, which management believes provide adequate asset/liability matching. The gross unrealized appreciation on AMIG's marketable securities increased by 66.4% to $98.0 million at December 31, 1998 from $58.9 million at December 31, 1997.
AMIG also has a $40 million long-term credit facility available on a revolving basis at various rates. As of December 31, 1998, $20 million was outstanding on this credit facility. Cash flow from the insurance operations is expected to remain sufficient to meet AMIG's future operating requirements and to provide for reasonable dividends to the company. As of December 31, 1998, AMIG's property and casualty statutory surplus was $217.1 million resulting in a premium to surplus ratio of 1.8 for the year ended December 31, 1998.

Transportation
        M/G Transport generates its cash inflows primarily from affreightment revenue. The primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficient to meet future operating requirements while providing for reasonable dividends to Midland.
        The transportation subsidiaries acquired 41 barges in 1997 and 25 barges in 1996. The total collective cost of these 66 barges was approximately $18.1 million. As consideration for these acquisitions, M/G Transport exchanged four of its towboats in 1996 and paid $11.9 million in 1997. These acquisitions were financed primarily with internally generated capital and short-term bank borrowings. There were no barge acquisitions during 1998. M/G Transport has committed to acquiring 20 new steel roll-top barges to be delivered in the third quarter of 1999. The total cost of these barges will be approximately $6.1 million. This acquisition, along with any additional acquisitions, will likely be accomplished through a combination of internally financed funds, external borrowings or lease transactions. As of December 31, 1998, the transportation subsidiaries had $6.6 million of collateralized equipment obligations outstanding.

OTHER MATTERS

Market Risk
        Market risk is the risk that the company will incur losses due to adverse changes in market rates and prices. The company's market risk exposures are substantially related to AMIG's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail below.
        Interest rate risk is the risk that AMIG will incur economic losses due to adverse changes in interest rates. The risk arises from AMIG's investment activities, as AMIG invests substantial funds in interest-sensitive assets.
AMIG manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures AMIG uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of assets to changes in interest rates. Based upon the 3.8 year average duration of AMIG's fixed income portfolio at December 31, 1998, management estimates that a 100 basis point increase in interest rates ("rate shock") would decrease the net fair value of its fixed income portfolio by 3.8% or $17.3 million.
        Equity price risk is the risk that AMIG will incur economic losses due to adverse changes in a particular stock or its stock portfolio. AMIG's equity exposure consists primarily of the risk of declines in the value of its equity security holdings, including the common stock of Firstar Corporation. At December 31, 1998, AMIG had approximately $131.2 million in equity holdings, including $72.4 million of Firstar Corporation common stock. A 10% decrease in the market value of Firstar Corporation's common stock would decrease the fair value of AMIG's equity portfolio by approximately $7.2 million. AMIG's portfolio of equity securities has a beta coefficient (a measure of stock price volatility) of approximately .97. This means that, in general, if the S&P Index decreases by 10%, management estimates that the fair value of its equity portfolio will decrease by approximately 9.7%.

        The active management of market risk is integral to AMIG's operations. AMIG has investment guidelines that define the overall framework for managing market and other investment risks, including accountability and control over these activities.

Comprehensive Income
        For the company, the only difference between net income and comprehensive income is the net change in unrealized gain on marketable securities. As discussed above, the primary component of the net change in unrealized gains on marketable securities during 1998 and 1997 was the appreciation in the company's equity investments. For the year ended
December 31, 1998 and 1997, such net unrealized gains increased (net of income tax effects) by $26.4 million and $20.5 million, respectively. The company's 1998 net income, coupled with the appreciation of the net unrealized gains on marketable securities, produced a total comprehensive income of $53.3 million, which equates to a return on beginning shareholders' equity of 27.1%. This follows a total comprehensive income from continuing operations in 1997 of $44.9 million, a 28.1% return on beginning equity.

Year 2000 Compliance

The Year 2000 Issue
        The Year 2000 Issue arises from the common computer programming convention of using a two digit shorthand to represent a calendar year
(i.e., "99" means 1999). Some computer systems and embedded chips may not recognize the entry "00" as the two digit shorthand for calendar year 2000.
This could lead to erroneous results or, in the worst case, to system shutdowns.

Status of the Company's Response to the Year 2000 Issue
        The company's information systems professional staff began preparing for the Year 2000 Issue as early as 1992. Since that time, the company has been upgrading and replacing its computer hardware and software. These upgrades and replacements have been driven by non-Year 2000 related business requirements. However, all hardware and software that have been upgraded and replaced since 1992 have been certified by their suppliers as Year 2000 compliant.
        The company has developed a comprehensive Year 2000 Work Plan to deal with the Year 2000 Issue. The company's Year 2000 Work Plan called for all mission-critical internal computer hardware and software to be Year 2000 compliant by the end of 1998. As of December 31, 1998, the company, with minor exceptions, had met the schedule established in its Year 2000 Work Plan.
        The company's Year 2000 Work Plan consists of five phases: 1) awareness,
2) assessment, 3) remediation, 4) testing and 5) implementation. The awareness and assessment phases of its Year 2000 Work Plan are ongoing, but have been substantially completed. Remediation, testing and implementation have been completed for nearly all of the company's internal hardware and software. Remediation, testing and implementation for the remaining internal hardware and software are currently scheduled for completion by the end of the first quarter of 1999.
        During the awareness phase, the company formed a multi-disciplinary task force to address the Year 2000 Issue, defined the Year 2000 Issue, obtained executive level support, and educated company personnel, customers, suppliers and policyholders concerning the Year 2000 Issue and its potential effects on the company. Education efforts are ongoing.
        During the assessment phase, the company collected a comprehensive list of internal items that might be affected by Year 2000 Issues. The company also identified critical business relationships that might be affected by the Year 2000 Issue. The company then evaluated these items and business relationships to determine whether they faced Year 2000 Issues and what effect they would have on the company if they failed due to Year 2000 Issues. The company continues to try to identify potential Year 2000 Issues.
        The remediation phase included an analysis of the items that are affected by Year 2000 Issues, identification of problem areas, recommendations concerning repair of critical non-Year 2000 compliant items and remediation of those items. Similarly, during the remediation phase, the company has been and is communicating and working with its critical business relationships to help them understand and remediate their Year 2000 Issues.
        The testing phase followed the remediation phase and included a thorough testing of all recommended remediation. Testing included present and forward date testing which simulated critical dates in the Year 2000. The company has tested, or will test, all of its critical internal systems and has or will attempt to verify Year 2000 compliance of its critical business relationships.
        The implementation phase consisted of placing all internal items that have been remediated and successfully tested into production.
        Successful completion of the company's Year 2000 Work Plan is expected to significantly reduce the company's level of uncertainty about Year 2000 Issues, and, in particular, about the Year 2000 compliance and readiness of its material business relationships. The company believes that with the implementation of its new computer hardware and software and completion of its Year 2000 Work Plan as scheduled, the possibility of significant interruptions of normal operations should be reduced.

Risks
        The company expects that its internal mission critical computer hardware and software and other mission critical equipment already is, or will be, Year 2000 compliant before December 31, 1999. The company believes, based on responses it has received to date, that its significant business partners, including vendors, suppliers (including suppliers of utilities) and customers, will be Year 2000 compliant before December 31, 1999. If the company's Year 2000 Work Plan fails to identify or correct Year 2000 Issues in the company's mission critical computer hardware and software or other equipment, the company might not be able to communicate with and/or provide services to suppliers, customers and policyholders until corrective measures have been taken. Under such a worst case scenario, the company might not be able to process policy applications and collect premium revenue for some period of time. If corrective actions cannot be taken in a timely fashion, this could have a material adverse affect on the company's financial condition or results of operations.
        Sustained Year 2000 failures by certain of the company's vendors and suppliers (especially suppliers of utility services such as electric and telephone) could have similar consequences for the company. The company cannot currently predict the impact of the Year 2000 Issue on its customers. However, sustained Year 2000 failures by customers which, in the aggregate, provide a material portion of the company's revenues could materially reduce cash flow available to the company. This, in turn, could have a material adverse affect on the company's financial condition or results of operations.

Contingency Plans
        The company is preparing a Year 2000 specific contingency plan to deal with business failures brought about by Year 2000 Issues. Contingency planning will include plans for alternative processing of business from customers who experience disruptions due to the Year 2000 Issue. The company's Year 2000 contingency plans will involve invoking existing disaster recovery plans where appropriate. During the first few months of 1999, the company will continue to document its Year 2000 specific contingency plan. The company anticipates that the contingency planning process will be substantially completed by the end of April, 1999.

Cost of the Year 2000 Issue
        Based upon currently available information, the company estimates that the total cost of implementing its Year 2000 Work Plan will be less than $1 million. This estimate does not include costs associated with converting the company's mainframe. As discussed above, the migration to the company's new mainframe was made, primarily, to address specific business needs rather than to address the Year 2000 Issue. The cost estimate, however, does include all internal costs related to activities undertaken on Year 2000 related matters across the company including activities pursued as part of all five phases of the company's Year 2000 Work Plan. Through December 31, 1998, the company had expended approximately $650,000 on the Year 2000 Work Plan. The majority of the remaining costs are expected to be directed primarily towards testing, remediation and implementation activities. These costs have been, and will continue to be, funded through operating cash flow and are expensed in the period in which they are incurred.

Impact of Inflation
        Management does not consider the impact of the change in prices due to inflation to be material in the analysis of the company's overall operations.

PRIVATE SECURITIES REFORM ACT OF 1995-FORWARD LOOKING STATEMENTS DISCLOSURE
        This Report contains forward looking statements. For purposes of this Report, a "Forward Looking Statement", within the meaning of the Securities Reform Act of 1995, is any statement concerning the year 1999 and beyond. The actions and performance of the company and its subsidiaries could deviate materially from what is contemplated by the forward looking statements contained in this Report. Factors which might cause deviations from the forward looking statements include, without limitations, the following: 1) changes in the laws or regulations affecting the operations of the company or any of its subsidiaries, 2) changes in the business tactics or strategies of the company or any of its subsidiaries, 3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the company or any of its subsidiaries, 4) changing market forces or litigation which necessitate, in management's judgment, changes in plans, strategy or tactics of the company or its subsidiaries and 5) adverse weather conditions, fluctuations in the investment markets, changes in the retail marketplace, Year 2000 related issues or fluctuations in interest rates, any one of which might materially affect the operations of the company and/or its subsidiaries. Any forward-looking statement speaks only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDIARIES             Years Ended December 31,
(Amounts in thousands, except per
   share data)                                1998         1997         1996
----------------------------------------   ------------------------------------
Revenues:
  Insurance:
    Premiums earned                         $375,478     $311,159     $280,614
    Net investment income                     23,908       21,332       18,269
    Net realized investment gains              6,354        4,170        2,690
    Other insurance income                     2,508        1,557        1,602
  Transportation                              33,059       34,933       34,064
  Other                                        1,055          617          499
                                           ------------------------------------
     Total                                   442,362      373,768      337,738
                                           ------------------------------------

Costs and Expenses:
  Insurance:
    Losses and loss adjustment expenses      210,015      171,163      172,426
    Commissions and other policy
      acquisition costs                      103,169       79,518       81,533
    Operating and administrative expenses     54,309       49,118       41,355
  Transportation operating expenses           28,287       30,079       31,163
  Interest expense                             4,991        4,983        4,829
  Other operating and
    administrative expenses                    4,064        4,204        3,115
                                           ------------------------------------
     Total                                   404,835      339,065      334,421
                                           ------------------------------------
Income from Continuing Operations
  Before Federal Income Tax                   37,527       34,703        3,317
Provision (Credit) for Federal Income Tax     10,595       10,336         (426)
                                           ------------------------------------
Income from Continuing Operations             26,932       24,367        3,743
                                           ------------------------------------
Discontinued Operations:
  Loss from discontinued operations less
    related income tax credits of
    $1,881, and $1,411 in 1997 and
    1996, respectively                            -        (3,492)      (2,675)
  Loss on disposal of assets less related
    income tax credit of $1,790                   -        (3,325)          -
                                           ------------------------------------
Loss from Discontinued Operations                 -        (6,817)      (2,675)
                                           ------------------------------------
Net Income                                  $ 26,932     $ 17,550     $  1,068
                                           ====================================

Basic Earnings (Loss) Per Share of Common Stock:
  Continuing operations                     $   2.99     $   2.72     $    .42
  Discontinued operations                         -          (.76)        (.30)
                                           ------------------------------------
    Total                                   $   2.99     $   1.96     $    .12
                                           ====================================

Diluted Earnings (Loss) Per Share of Common Stock:
  Continuing operations                     $   2.86     $   2.63     $    .41
  Discontinued operations                         -          (.74)        (.29)
                                           ------------------------------------
    Total                                   $   2.86     $   1.89     $    .12
                                           ====================================
Cash Dividends Per Share of
  Common Stock-Declared                     $    .25     $    .23     $    .22
                                           ====================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES                     December 31,
(Amounts in thousands)                                 1998        1997
--------------------------------------------------  ----------------------
ASSETS

Marketable Securities Available for Sale:
  Fixed income (cost, $443,975 in 1998 and
    $397,033 in 1997)                                $453,422    $404,038
  Equity (cost, $37,736 in 1998 and
    $33,928 in 1997)                                  136,748      94,791
                                                    ----------------------
    Total                                             590,170     498,829
                                                    ----------------------
Cash                                                    3,687       5,277
                                                    ----------------------
Receivables:
  Accounts receivable                                  60,094      59,492
  Less allowance for losses                               753         753
                                                    ----------------------
    Net                                                59,341      58,739
                                                    ----------------------
Reinsurance Recoverables and Prepaid
  Reinsurance Premiums                                 33,955      49,016
                                                    ----------------------
Property, Plant and Equipment:
  Original cost                                       114,466     111,418
  Less accumulated depreciation and amortization       46,629      39,806
                                                    ----------------------
    Net                                                67,837      71,612
                                                    ----------------------
Other Real Estate-Net                                   8,700      14,779
                                                    ----------------------
Deferred Insurance Policy Acquisition Costs            63,962      55,590
                                                    ----------------------
Other Assets                                            9,568       6,621
                                                    ----------------------
      Total Assets                                   $837,220    $760,463
                                                    ======================

LIABILITIES AND SHAREHOLDERS' EQUITY

Unearned Insurance Premiums                          $255,115    $240,340
                                                    ----------------------
Insurance Loss Reserves                               125,496     120,134
                                                    ----------------------
Insurance Commissions Payable                          20,272      19,033
                                                    ----------------------
Funds Held Under Reinsurance Agreements and
  Reinsurance Payables                                 14,624      15,443
                                                    ----------------------
Long-Term Debt                                         54,563      62,518
                                                    ----------------------
Other Notes Payable:
  Banks                                                15,000      24,000
  Commercial paper                                      6,522       5,791
                                                    ----------------------
    Total                                              21,522      29,791
                                                    ----------------------
Deferred Federal Income Tax                            39,305      26,180
                                                    ----------------------
Other Payables and Accruals                            57,491      49,998
                                                    ----------------------
Commitments and Contingencies                              -           -
                                                    ----------------------
Shareholders' Equity:
  Common stock (issued and outstanding: 9,352
    shares at December 31, 1998 and 9,334 shares
    at December 31, 1997 after deducting treasury
    stock of 1,576 shares and 1,594 shares,
    respectively)                                         911         911
Additional paid-in capital                             15,947      15,359
Retained earnings                                     178,398     153,797
Accumulated other comprehensive income                 70,507      44,123
Treasury stock (at cost)                              (15,293)    (14,704)
Unvested restricted stock awards                       (1,638)     (2,460)
                                                    ----------------------
Total                                                 248,832     197,026
                                                    ----------------------
Total Liabilities and Shareholders' Equity           $837,220    $760,463
                                                    ======================
See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE MIDLAND COMPANY AND SUBSIDIARIES
(Amounts in thousands)	Years Ended December 31, 1998, 1997, and 1996
-----------------------------------------------------------------------------------------------------------------------
                                                             Accumulated              Unvested
                                       Additional           Other Compre-            Restricted               Compre-
                               Common   Paid-In    Retained    hensive   Treasury       Stock                 hensive
                                Stock   Capital    Earnings    Income      Stock       Awards       Total     Income
-----------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996        $911    $15,362    $139,350    $19,716    $(16,575)   $(2,169)    $156,595
Comprehensive income:
  Net income                                          1,068                                          1,068    $ 1,068
  Increase in unrealized gain
    on marketable securities,
    net of related income tax
    effect of $2,083                                             3,871                               3,871      3,871
                                                                                                              --------
    Total comprehensive income                                                                                $ 4,939
                                                                                                              ========
Purchase of treasury stock, net             111                             (1,810)                 (1,699)
Cash dividends declared                              (1,995)                                        (1,995)
Exercise of stock options                  (620)                             1,774                   1,154
Amortization and cancellation of
  unvested restricted stock awards           (7)                               (10)       711          694
                               ----------------------------------------------------------------------------
Balance, December 31, 1996       911     14,846     138,423     23,587     (16,621)    (1,458)     159,688
Comprehensive income:
  Net income                                         17,550                                         17,550    $17,550
  Increase in unrealized gain
    on marketable securities,
    net of related income tax
    effect of $11,060                                           20,536                              20,536     20,536
                                                                                                              --------
Total comprehensive income                                                                                    $38,086
                                                                                                              ========
Issuance of treasury stock, net             124                                160                     284
Cash dividends declared                              (2,176)                                        (2,176)
Exercise of stock options                  (32)                                335                     303
Restricted stock awards                    626                               1,808     (2,434)
Amortization and cancellation of
  unvested restricted stock awards        (205)                               (386)     1,432          841
                               ----------------------------------------------------------------------------
Balance, December 31, 1997       911    15,359      153,797     44,123     (14,704)    (2,460)     197,026
Comprehensive income:
  Net income                                         26,932                                         26,932    $26,932
  Increase in unrealized gain
    on marketable securities,
    net of related income tax
    effect of $14,207                                           26,384                              26,384     26,384
                                                                                                              --------
Total comprehensive income                                                                                    $53,316
                                                                                                              ========
Purchase of treasury stock, net            570                                (906)                   (336)
Cash dividends declared                              (2,331)                                        (2,331)
Exercise of stock options                   50                                 373                     423
Amortization and cancellation of
  unvested restricted stock awards         (32)                                (56)       822          734
                               ----------------------------------------------------------------------------
Balance, December 31, 1998      $911   $15,947     $178,398    $70,507    $(15,293)   $(1,638)    $248,832
                               ============================================================================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES               Years Ended December 31,
(Amounts in thousands)                          1998         1997         1996
------------------------------------------  ------------------------------------
Cash Flows from Operating Activities:
  Net income                                $  26,932    $  17,550    $   1,068
  Loss from discontinued operations                -         6,817        2,675
  Income from continuing operations            26,932       24,367        3,743
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation and amortization               8,798       10,269        7,939
    Net realized investment gains              (6,354)      (4,170)      (2,690)
    Decrease (increase) in reinsurance
     recoverables and prepaid
     reinsurance premiums                      15,061        3,789      (14,000)
    Increase in unearned insurance
     premiums                                  14,775       31,923       17,469
    Increase in deferred insurance policy
     acquisition costs                         (8,372)     (10,248)      (2,196)
    Increase in other accounts payable and
     accruals                                   7,417       11,240        5,905
    Increase in insurance loss reserves         5,362       24,304       27,483
    Increase in other assets                   (2,947)      (2,308)      (2,335)
    Increase (decrease) in insurance
     commissions payable                        1,239        5,212       (1,935)
    Increase (decrease) in deferred federal
     income tax                                (1,082)      (1,725)         519
    Increase (decrease) in funds held under
     reinsurance agreements and
     reinsurance payables                        (819)     (11,506)       6,330
    Increase in net accounts receivable          (602)      (4,865)      (3,474)
    Other-net                                     748         (459)         392
                                            ------------------------------------
      Net cash provided by continuing
       operations                              60,156       75,823       43,150
      Net cash used in discontinued
       operations                                  -        (2,104)      (8,973)
                                            ------------------------------------
      Net cash provided by operating
       activities                              60,156       73,719       34,177
                                            ------------------------------------

Cash Flows from Investing Activities:
Purchase of marketable securities            (277,853)    (207,474)    (138,486)
Proceeds from sale of marketable securities   191,014       88,687       87,577
Maturity of marketable securities              35,034       41,165       42,041
Decrease (increase) in cash equivalent
  marketable securities                         6,937       15,404      (17,445)
Proceeds from sale of property, plant
  and equipment                                 6,003        1,561        1,453
Acquisition of property, plant and equipment   (4,948)     (19,538)      (4,403)
Proceeds from sale of discontinued operations      -        13,330           -
                                            ------------------------------------
Net cash used in investing activities         (43,813)     (66,865)     (29,263)
                                            ------------------------------------

Cash Flows from Financing Activities:
Decrease in net short-term borrowings          (8,269)      (2,909)      (2,920)
Repayment of long-term debt                    (7,944)      (3,289)      (2,647)
Dividends paid                                 (1,746)      (2,677)      (1,962)
Payment of capitalized lease obligations         (414)        (375)        (339)
Issuance of long-term debt                        403         3,712          -
Net treasury stock transactions                    37           619          75
                                            ------------------------------------
Net cash used in financing activities         (17,933)       (4,919)     (7,793)
                                            ------------------------------------
Net Increase(Decrease) in Cash                 (1,590)        1,935      (2,879)
Cash at Beginning of Period                     5,277         3,342       6,221
                                            ------------------------------------
Cash at End of Period                       $   3,687    $    5,277   $   3,342
                                            ====================================

Supplemental Disclosures:
The Company paid interest of $4,946, $6,148 and $5,820 and income taxes of $10,690, $4,655 and $930 in 1998, 1997 and 1996, respectively.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 1998, 1997 and 1996
1. GENERAL INFORMATION AND SUMMARY  OF SIGNIFICANT ACCOUNTING POLICIES
        The company operates generally in two industries-insurance and transportation with the most significant business activities being in insurance.
        The accounting policies of the company and its subsidiaries conform to generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to use numerous estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

        Principles of Consolidation-The consolidated financial statements include the accounts of the company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.

        Marketable Securities-Marketable securities are categorized as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common and preferred stocks which do not have redemption provisions). The company classifies all debt and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.

        Property and Depreciation-Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 5 to 7 years and vessels and barges - 20 to 30 years).

        Federal Income Tax-Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. Investment tax credits previously allowed on property and equipment additions were deferred in the year of tax benefit and are being amortized against future operations over the estimated useful lives of the related properties. The company continually reviews deferred tax assets to determine the necessity of a valuation allowance.
        The company files a consolidated federal income tax return which includes all subsidiaries.

        Insurance Income-Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit life premiums are recognized as income over the lives of the policies using a sum-of-the-digits method. The company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses which are not primarily related to premiums written are expensed as incurred.

        Insurance Loss Reserves-Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.

        Allowance for Losses-Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover probable losses incurred at the balance sheet date.

        Reinsurance-The company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the company as reinsurance contracts do not relieve the company from its obligations to policyholders. The company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

        Transportation Revenues-Revenues for river transportation activities are recognized when earned based on contractual rates and the stage of transportation on inland waterways.

        Statements of Cash Flows-For purposes of the statements of cash flows, the company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

        Fair Value of Financial Instruments-The book values of cash, receivables, other notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. The fair value of investments is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the company for issuance of debt with similar terms and maturities.

        Stock Option and Award Plans-The company has various plans which provide for granting options and common stock to certain employees and independent directors of the company and its subsidiaries. As permitted by Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion No. 25.

        New Accounting Standards-For the year ended December 31, 1998, the company adopted SFAS Nos. 130 and 131 "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information", respectively. Adoption of Statement No. 130 resulted in the company reporting comprehensive income, which for the company consists of net income and the after-tax effect of changes in the unrealized appreciation of marketable securities. Also, the company decided to present changes in shareholders' equity in a financial statement; such changes had previously been reported in the notes to the financial statements. Adoption of Statement No. 131 resulted in certain changes to segment information discussed in Note 18 and had no effect on the company's reported results of operations or financial position.
        For the year ended December 31, 1998, the company also adopted SFAS
No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits", which resulted in certain additional disclosures included in Note 13, but had no effect on the company's reported results of operations or financial position.
        The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" during 1998. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The company is currently evaluating the impact of adoption of SFAS 133 on the results of operations or financial position.
        In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", SOP 98-1 revises the accounting for software development costs which the company has historically expensed. The company is currently analyzing the impact of this statement, which is required to be adopted in 1999, and does not expect the statement to have a material impact on the reported results of operations or financial position of the company.
        In October 1998, the AICPA issued SOP 98-7 "Deposit Accounting for Insurance and Reinsurance Contracts that Transfer Risk". SOP 98-7 is effective for fiscal years beginning after June 15, 1999. Adoption of SOP 98-7 is not expected to have a material impact on the reported results of operations or financial position of the company.

        Reclassifications-Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.


2. DISCONTINUED OPERATIONS
        On September 29, 1997, the company's sportswear subsidiary, CS Crable Sportswear, Inc., sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and reported separately from continuing operations. There have been no material financial results from this discontinued unit since the aforementioned date of sale. Revenues related to the discontinued operations amounted to $22.8 million and $32.8 million for 1997 and 1996, respectively.

3. MARKETABLE SECURITIES
                                        Thousands of Dollars
                            --------------------------------------------
                                          Gross Unrealized     Market
      1998                     Cost        Gains    Losses      Value
------------------------------------------------------------------------
Fixed Income Securities:
  Governments                $170,539    $  4,320    $  320    $174,539
  Municipals                  161,699       4,366        99     165,966
  Corporates                   77,000       1,496       315      78,181
  Cash Equivalents             28,594          -         -       28,594
                            --------------------------------------------
    Total                     437,832      10,182       734     447,280
Equity Securities              37,445      99,537       526     136,456
Accrued Interest
 and Dividends                  6,434          -         -        6,434
                            --------------------------------------------
Total Marketable
 Securities                  $481,711    $109,719    $1,260    $590,170
                            ============================================

                                        Thousands of Dollars
                            --------------------------------------------
                                          Gross Unrealized     Market
      1997                     Cost        Gains    Losses      Value
------------------------------------------------------------------------
Fixed Income Securities:
  Governments                $195,577    $  2,965    $  168    $198,374
  Municipals                   83,997       2,890        10      86,877
  Corporates                   76,459       1,418        90      77,787
  Cash Equivalents             35,532          -         -       35,532
                            --------------------------------------------
    Total                     391,565       7,273       268     398,570
Equity Securities              33,711      61,672       809      94,574
Accrued Interest
 and Dividends                  5,685          -         -        5,685
                            --------------------------------------------
Total Marketable
 Securities                  $430,961    $ 68,945    $1,077    $498,829
                            ============================================

        At December 31, 1998 and 1997, the market value of the company's investment in the common stock of Firstar Corporation (Star Banc Corporation prior to recent merger), which exceeded 10% of the company's shareholders' equity, was $76.3 million and $47.1 million, respectively.

        The following is investment information summarized by investment category (net investment income includes amounts classified as insurance, transportation or other revenues) (amounts in 000's):

                             1998     1997     1996
                          ---------------------------
Investment Income:
  Interest on Fixed
   Income Securities       $23,344  $20,895  $18,410
  Dividends on
   Equity Securities         1,624    1,493    1,259
                          ---------------------------
   Total                    24,968   22,388   19,399
Less Investment Expenses      (884)    (837)    (891)
                          ---------------------------
Net Investment Income      $24,084  $21,551  $18,508
                          ===========================

Realized Gains on
 Marketable Securities:
  Fixed Income Securities:
   Gross Realized Gains    $ 4,420  $   306  $ 1,061
   Gross Realized Losses      (371)    (169)    (690)
  Equity Securities:
   Gross Realized Gains      5,683    5,859    3,964
   Gross Realized Losses    (3,378)  (1,826)  (1,645)
                          ---------------------------
    Total                  $ 6,354  $ 4,170  $ 2,690
                          ===========================

Change in Unrealized Gains
 on Marketable Securities:
  Fixed Income Securities  $ 2,443  $ 4,590  $(6,507)
  Equity Securities         38,148   27,006   12,460
                          ---------------------------
    Total                  $40,591  $31,596  $ 5,953
                          ===========================

        The cost and approximate market value of debt securities held at December 31, 1998, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties
(amounts in 000's).


                               Market
                     Cost      Value
                 ---------------------
Under 1 year      $ 50,917   $ 51,085
1-5 years          205,799    209,980
6-10 years         142,197    146,474
Over 10 years       38,919     39,741
                 ---------------------
    Total         $437,832   $447,280
                 =====================

4. RECEIVABLES
        Accounts receivable at December 31, 1998 and 1997 are generally due within one year and consist of the following (amounts in 000's):

                     1998       1997
                 ---------------------
Insurance         $ 53,764   $ 49,975
Transportation       4,687      5,912
Other                1,643      3,605
                 ---------------------
Total             $ 60,094   $ 59,492
                 =====================

5. PROPERTY, PLANT AND EQUIPMENT
        At December 31, 1998 and 1997, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

                             1998          1997
                         ------------------------
Land                      $  1,366      $  1,241
Buildings, Improvements,
  Fixtures, etc.            56,944        52,860
Transportation Equipment    56,156        57,317
                         ------------------------
    Total                 $114,466      $111,418
                         ========================

        Total rent expense related to the rental of equipment included in the accompanying consolidated statements of income is (amounts in 000's): $5,496 in 1998, $4,582 in 1997 and $4,867 in 1996. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $3,425 - 1999;
$2,639 - 2000; $2,160 - 2001; $1,942 - 2002 and $586 - 2003.
        The company has committed to acquire 20 new barges with a total cost of approximately $6.1 million with delivery during the third quarter of 1999.

6. OTHER REAL ESTATE-NET
        Other real estate-net at December 31, 1998 includes the former manufacturing facility of CS Crable Sportswear, Inc., the company's discontinued operations. This facility is currently subject to a leasing arrangement with an option to purchase; however, the lessee has declared bankruptcy subsequent to year-end. The facility is carried at estimated net realized value. At
December 31, 1997, other real estate-net included the aforementioned manufacturing facility as well as the former corporate headquarters of the company which was sold in 1998 with a small capital gain. These properties are carried at their estimated net realizable value. After-tax impairment provisions of $975,000 (former corporate headquarters) and $991,000 (manufacturing facility) were recognized (based on estimated current market values) in the 1997 consolidated income statement and were included in "Other Operating and Administrative Expenses" and "Discontinued Operations-Loss on Disposal of Assets...", respectively.

7. DEFERRED INSURANCE POLICY ACQUISITION COSTS
        Acquisition costs incurred and capitalized during 1998, 1997 and 1996 amounted to $111.5 million, $89.8 million and $83.7 million, respectively. Amortization of deferred acquisition costs was $103.2 million, $79.5 million and $81.5 million for 1998, 1997 and 1996, respectively.

8. NOTES PAYABLE TO BANKS
        At December 31, 1998 and 1997, the company had conventional lines of credit with commercial banks of $50 million. The lines of credit in use under these agreements at December 31, 1998 and 1997 amounted to $11 million and $21 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $89,000 are currently paid to the lending institutions to maintain these credit agreements.
        Additionally, at December 31, 1998 and 1997, the company had other short-term bank borrowings outstanding of $4 million and $3 million, respectively. These borrowings also constitute senior debt.
        The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 6.06% and 5.73% at December 31, 1998 and 1997, respectively.

9. LONG-TERM DEBT
        Long-term debt at December 31, 1998 and 1997 is summarized as follows (amounts in 000's):
                                              1998            1997
                                           -------------------------
Equipment Obligations, Due Through-
        6.45%   July 1, 2000                $ 1,710         $ 2,090
        7.10%   January 1, 2001               1,227           1,773
       *6.79%   September 30, 2003            1,149           1,355
        6.50%   October 31, 2003              3,500           3,717
        6.35%   December 31, 1998                -            5,280
Mortgage Notes, Due Through-
        5.40%   December 1, 2003              7,559           7,898
        6.83%   December 20, 2005            19,195          19,768
Unsecured Notes Under a
 $40 million Credit Facility,
 Payments Beginning 2002-
       *6.32%  November 1, 2005              20,000          20,000
Capitalized Lease Obligations                   223             637
                                           -------------------------
Total Obligations                            54,563          62,518
Current Maturities                            3,225          11,420
                                           -------------------------
Non Current Portion                         $51,338         $51,098
                                           =========================

*Rates in effect on December 31, 1998. The interest rates on the borrowings are adjusted quarterly to the LIBOR rate plus a margin ranging from 1% to 1.2%.

        Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $44,860,000 at December 31, 1998.
        The aggregate amount of repayment requirements on long-term debt and capitalized leases for the five years subsequent to 1998 are (amounts in 000's):
1999 - $3,225; 2000 - $4,064; 2001 - $2,159; 2002 - $7,226; 2003 - $12,237.
        Certain long-term debt agreement covenants limit the payment of dividends as discussed in Note 17.
        At December 31, 1998 and 1997, the carrying value approximated the fair value of the company's long-term debt.

10. FEDERAL INCOME TAX
        The provision for federal income tax is summarized as follows (amounts in 000's):

                                  1998      1997      1996
                               -----------------------------
Current provision (credit)      $11,677   $12,061   $  (945)
Deferred provision (credit)      (1,082)   (1,725)      519

Total continuing operations      10,595    10,336      (426)
Discontinued operations              -     (3,671)   (1,411)
                               -----------------------------
Total                           $10,595   $ 6,665   $(1,837)
                               =============================

The federal income tax provision related to income from continuing operations for the years ended December 31, 1998, 1997 and 1996 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

                                  1998      1997      1996
                               -----------------------------
Federal income tax
 at statutory rate              $13,134   $12,146   $ 1,161
Tax effect of:
 Tax exempt interest
  and excludable
  dividend income                (2,330)   (1,793)   (1,574)
 Investment tax credits            (167)     (366)     (169)
 Business meals and
  entertainment expenses             91       106       151
 Other-net                         (133)      243         5
                               -----------------------------
Provision (credit) for
 federal income tax             $10,595   $10,336   $  (426)
                               =============================

        Significant components of the company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

                                    1998      1997
                                 -------------------
Deferred tax liabilities:
 Deferred insurance policy
  acquisition costs               $21,123   $18,450
 Unrealized gain on
  marketable securities            37,952    23,745
 Accelerated depreciation           6,968     7,585
 Other                                407       861
                                 -------------------
  Sub-total                        66,450    50,641
                                 -------------------

Deferred tax assets:
 Unearned insurance premiums       16,402    14,808
 Pension expense                    4,197     3,383
 Insurance loss reserves            3,465     3,136
 Other                              3,081     3,134
                                 -------------------
  Sub-total                        27,145    24,461
                                 -------------------
Deferred federal income tax       $39,305   $26,180
                                 ===================

11. REINSURANCE
        A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows (amounts in 000's):
             Direct     Assumed     Ceded     Net
           -------------------------------------------
1998
----
  Written   $409,812    $36,436   $(54,478)  $391,770
  Earned     394,166     35,458    (60,573)   369,051

1997
----
  Written   $389,467    $34,497   $(81,253)  $342,711
  Earned     375,967     27,994    (98,406)   305,555

1996
----
  Written   $358,418    $28,747   $(96,810)  $290,355
  Earned     347,259     21,284    (92,674)   275,869

        The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1998, 1997 and 1996 were (amounts in 000's): $28,674, $52,182 and $71,133, respectively.

12. INSURANCE LOSS RESERVES
        Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

                              1998            1997            1996
                          ------------------------------------------
Balance at January 1       $108,334        $ 88,992        $ 61,497
 Less reinsurance
  recoverables               26,433          24,208          13,785
                          ------------------------------------------
Net balance at January 1     81,901          64,784          47,712
                          ------------------------------------------
Incurred related to:
 Current year               208,811         163,035         166,554
 Prior years                 (2,120)          5,230           3,771
                          ------------------------------------------
Total incurred              206,691         168,265         170,325
                          ------------------------------------------
Paid related to:
 Current year               157,530         113,841         121,782
 Prior years                 42,795          37,307          31,471
                          ------------------------------------------
Total paid                  200,325         151,148         153,253
                          ------------------------------------------
Net balance at
 December 31                 88,267          81,901          64,784
 Plus reinsurance
  recoverables               20,430          26,433          24,208
                          ------------------------------------------
Balance at December 31     $108,697        $108,334        $ 88,992
                          ==========================================

13. BENEFIT PLANS
        The company has a qualified pension plan which provides for the payment of annual benefits to substantially all employees upon retirement. Such benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. The company also has a supplemental, unfunded pension plan.
        The following tables, which include amounts related to both the qualified and supplemental pension plans, illustrate 1) a reconciliation of the plans' benefit obligation and assets, 2) the weighted average assumptions used and 3) the components of the net periodic benefit cost (amounts in 000's except for percentages):

                                         1998           1997
                                     -------------------------
Qualified Plan
Change in benefit obligation:
Benefit obligation
 at beginning of year                 $ 22,460       $ 20,849
Service cost                             1,159          1,124
Interest cost                            1,734          1,587
Actuarial (gain)/loss                    1,777            393
Curtailments                                -            (645)
Benefits paid                           (1,266)          (848)
                                     -------------------------
Benefit obligation at end of year     $ 25,864       $ 22,460
                                     =========================

Change in plan assets:
Fair value of plan assets
 at beginning of year                 $ 22,587       $ 19,774
Actual return on plan assets             4,616          3,628
Employer contributions                      -              33
Benefits paid                           (1,266)          (848)
                                     -------------------------
Fair value of plan
 assets at end of year                $ 25,937       $ 22,587
                                     =========================

Funded status:
Funded status at end of year          $     73       $    127
Unrecognized net
 actuarial (gain)/loss                  (5,317)        (3,988)
Unrecognized prior service cost            379            408
Unrecognized net transition asset         (948)        (1,113)
                                     -------------------------
Accrued benefit cost                  $ (5,813)      $ (4,566)
                                     =========================

Supplemental Plan
Change in benefit obligation:
Benefit obligation
 at beginning of year                 $  6,268       $  7,238
Service cost                               210            100
Interest cost                              600            397
Actuarial (gain)/loss                    3,917         (1,416)
Benefits paid                              (63)           (51)
                                     -------------------------
Benefit obligation at end of year
 (accumulated benefit
 obligation of $6,999 and
 $4,905, respectively)                $ 10,932       $  6,268
                                     =========================

Funded status:
Funded status at end of year          $(10,932)      $ (6,268)
Unrecognized actuarial (gain)/loss       5,490          1,725
Unrecognized prior service cost          1,102          1,180
                                     -------------------------
Accrued benefit cost                  $ (4,340)      $ (3,363)
                                     =========================

                              1998      1997      1996
                           -----------------------------
Qualified and
 Supplemental Plans
Weighted-average
 assumptions as of
 December 31:
Discount rate                 7.00%     7.25%     7.50%
Expected return
 on plan assets               8.00%     8.00%     8.00%
Rate of compensation
 increase                     5.50%     5.50%     5.50%

Components of net
 periodic benefit cost:
Service cost                $ 1,369   $ 1,224   $ 1,160
Interest cost                 2,334     1,984     1,969
Expected return on assets    (1,510)   (1,367)   (1,271)
Amortization of:
 Transition asset              (165)     (165)     (165)
 Prior service cost             106       112       112
 Actuarial loss                 152        34       151
                           -----------------------------
Net periodic benefit cost     2,286     1,822     1,956
Curtailment credit              -        (559)       -
                           -----------------------------
Total net periodic
 benefit cost               $ 2,286   $ 1,263   $ 1,956
                           =============================

14. STOCK OPTION AND AWARD PLANS
        Under the company's stock option plans, all of the outstanding stock options at December 31, 1998 were exercisable non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. A summary of stock option transactions follows:

                      1998                1997                1996
              --------------------------------------------------------------
                         Wtd. Avg.           Wtd. Avg.           Wtd. Avg.
                (000's)   Option    (000's)   Option    (000's)   Option
                Shares    Price     Shares    Price     Shares    Price
              --------------------------------------------------------------
Outstanding,
 beginning
 of year          420     $10.13      456     $ 9.77      657     $ 8.59
Exercised         (40)     10.65      (36)      8.34     (201)      5.91
Expired            -          -       (27)      8.93       -          -
Granted            -          -        27      12.63       -          -
              ---------           ---------           ---------
Outstanding,
 end of year      380     $10.07      420     $10.13      456     $ 9.77
              ==============================================================
Weighted avg.
 fair value
 of options
 granted            $   -               $ 4.74              $   -
                    =======             =======             =======

        Information regarding such outstanding options at December 31, 1998 follows:

Weighted
Average         Outstanding    Weighted           Range of
Remaining         Options       Average           Exercise
Life              (000's)        Price             Price
----------------------------------------------------------------
One year            314         $ 8.94       $ 8.83 to $ 9.00
Three years          45          16.81       $16.71 to $16.92
Seven years          21          12.63       $12.63 to $12.63
                -----------------------
Total               380         $10.07
                =======================

        The company implemented a restricted stock award program during 1993. Under this program, grants of the company's common stock will vest after an incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 96,000 shares were initially awarded under the program and 71,000 shares were eventually distributed by 1998. In 1995 and 1997, 147,000 and 195,000 shares, respectively, were also awarded and 124,000 and 172,000 shares, respectively, remain outstanding at December 31, 1998. The value of the awards is being amortized as compensation expense over a five year vesting period.
        The company applies APB Opinion 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS No. 123, the company's 1997 net income and earnings per share would have been reduced to the pro forma amounts indicated below (1998 and 1996 would not have been affected)(amounts in 000's, except per share data):

                                       1997
                                     -------
Net Income
  As reported                        $17,550
  Pro forma                          $17,467

Net Income per Common Share-basic
  As reported                           1.96
  Pro forma                             1.95

Net Income per Common Share-diluted
  As reported                           1.89
  Pro forma                             1.88

        The fair value of the 1997 option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following (weighted average) assumptions: dividend yield of 1.3%, expected volatility of 26.7%, risk-free interest rates of 6.4% and expected lives of 7 years.
        At December 31, 1998, 1,278,000 common shares are authorized for future option awards or stock grants.

15. EARNINGS PER SHARE
        The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. There was no adjustment necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 1998, 1997 or 1996.

                                  Shares in 000's
                           -----------------------------
                             1998       1997       1996
                           -----------------------------
Shares used in basic
 EPS calculation
 (shares outstanding)       9,018      8,956      8,844
Effect of dilutive
 stock options                228        164        159
Effect of dilutive
 restricted stock grants      166        172         96
                           -----------------------------
Shares used in diluted
 EPS calculation            9,412      9,292      9,099
                           =============================

        On April 9, 1998, the company approved a three-for-one stock split effective May 21, 1998 for holders of record on April 30, 1998. Accordingly, the number of shares have been adjusted for the prior periods to reflect the impact of this stock split and previously reported per share amounts have been restated.
        All outstanding stock options at December 31, 1998 had exercise prices that were less than the average market price of the company's common stock and, therefore, were included in the computation of diluted earnings per share. Options to purchase 54,000 shares of common stock at prices ranging from $16.71 to $16.92 per share were outstanding as of December 31, 1997 and 1996 and were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock.

16. CONTINGENCIES
        Various litigation and claims against the company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the company's consolidated financial position or results of operations.

17. SHAREHOLDERS' EQUITY
        In 1998, The Midland Company effected a three-for-one stock split and increased its number of shares of common stock authorized without par value (stated value of $.083 a share) to 20,000,000 shares from 5,000,000 shares. The company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.
        Covenants included in the borrowing agreements of M/G Transport Services, Inc. (the company's transportation subsidiary) limit its payment of dividends to The Midland Company. Under the most restrictive of such covenants, $12,642,000 of its $19,877,000 of shareholder's equity was not available for distribution to the company at December 31, 1998.
        The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 1999 without regulatory approval total approximately $21,087,000; such subsidiaries paid cash dividends of $4,725,000 in 1998, $1,240,000 in 1997 and $4,375,000 in 1996.
        Net income as determined in accordance with statutory accounting practices, which differ in certain respects from generally accepted accounting principles, for the company's insurance subsidiaries was $22,583,000, $17,538,000 and $5,396,000 for 1998, 1997 and 1996, respectively. Shareholders'
equity on the same basis was $227,647,000 and $173,181,000 at December 31, 1998 and 1997.

18. INDUSTRY SEGMENTS
        The company operates in several industries and company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection and watercraft insurance, as well as commercial lines such as manufactured housing park and dealer insurance. The company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation is a barge affreightment operation primarily on the Gulf Coast and the lower Mississippi River and its tributaries.

THE MIDLAND COMPANY AND SUBSIDIARIES

        Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (n/a below) (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 1998, 1997 and 1996 (amounts in 000's):

                                          Insurance
                             ----------------------------------                 Corporate
                             Manufactured           Unallocated                  and All   Inter-segment
                                Housing      Other    Amounts   Transportation    Other     Elimination      Total
---------------------------------------------------------------------------------------------------------------------
1998
----
Revenues-External customers     $258,638   $119,348                $33,059      $   879                     $411,924
Net investment income             14,875      9,923   $     34         323          262      $(1,333)         24,084
Net realized investment gains        n/a        n/a      6,354                                                 6,354
Interest expense                     n/a        n/a      1,461         795        4,097       (1,362)          4,991
Depreciation and amortization      1,989        918                  3,190        2,701                        8,798
Income-Continuing operations
 before taxes                     31,609     11,207     (2,598)      4,389       (7,080)                      37,527
Income tax expense                10,039      2,774       (909)      1,395       (2,704)                      10,595
Acquisition of fixed assets          n/a        n/a      2,805         561        1,582                        4,948
Identifiable assets                  n/a        n/a    747,451      41,576       57,165       (8,972)        837,220

1997
----
Revenues-External customers      219,394     93,322                 34,933          398                      348,047
Net investment income             13,935      8,359         24         286          318       (1,371)         21,551
Net realized investment gains        n/a        n/a      4,170                                                 4,170
Interest expense                     n/a        n/a      1,417         849        5,084       (2,367)          4,983
Depreciation and amortization      1,704        738                  3,157        4,670                       10,269
Income-Continuing operations
 before taxes                     36,764      3,819     (2,590)      4,399       (7,689)                      34,703
Income tax expense                12,100        629       (906)      1,300       (2,787)                      10,336
Acquisition of fixed assets          n/a        n/a      3,555      13,366        2,617                       19,538
Identifiable assets                  n/a        n/a    660,464      44,544       62,055       (6,600)        760,463

1996
----
Revenues-External customers      182,581     99,635                 34,064          260                      316,540
Net investment income             12,303      6,756         14         845          391       (1,801)         18,508
Net realized investment gains        n/a        n/a      2,690                                                 2,690
Interest expense                     n/a        n/a      1,391         984        5,895       (3,441)          4,829
Depreciation and amortization      1,878      1,025                  2,488        2,548                        7,939
Income-Continuing operations
 before taxes                     14,936     (5,342)    (2,336)      2,763       (6,704)                       3,317
Income tax expense                 4,362     (2,549)      (818)        825       (2,246)                        (426)
Acquisition of fixed assets          n/a        n/a      2,440       6,326        1,603                       10,369
Identifiable assets                  n/a        n/a    551,498      41,458       94,924      (31,901)        655,979

        The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Except for $16,518,000 of assets of discontinued operations included in corporate and all other assets at the end of 1996, amounts above for 1997 and 1996 do not include amounts related to discontinued sportswear operations (a separate segment that, as discussed elsewhere herein, was sold in 1997). Inter-segment revenues were not significant for 1998, 1997 or 1996.
        In 1998 and 1997, revenues from one customer amounted to $61,865,000 and $41,011,000, respectively. No single customer accounted for 10% or more of consolidated revenues in 1996.


MANAGEMENT'S REPORT

THE MIDLAND COMPANY AND SUBSIDIARIES

        The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the company's management, and have been prepared in conformity with generally accepted accounting principles. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.
        In order to maintain the integrity, objectivity and fairness of data in these financial statements, the company has developed and maintains comprehensive internal controls which are supplemented by a program of internal audits. Management believes that the company's internal controls are adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.
        Deloitte & Touche LLP, independent auditors, have audited and reported on the company's consolidated financial statements in accordance with generally accepted auditing standards. Deloitte & Touche LLP reviews the results of its audits both with management and with the Audit Committee.
        The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors ( separately and jointly) to assure that each is fulfilling its responsibilities.

INDEPENDENT AUDITORS' REPORT

THE MIDLAND COMPANY AND SUBSIDIARIES

To the Shareholders of The Midland Company:

        We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1998 in conformity with generally accepted accounting principles.



S/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Cincinnati, Ohio

February 11, 1999


QUARTERLY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

THE MIDLAND COMPANY AND SUBSIDIARIES                    1998                                     1997
-----------------------------------------------------------------------------  ---------------------------------------
(Amounts in thousands,                  First     Second    Third    Fourth      First     Second    Third    Fourth
except per share data)                 Quarter   Quarter   Quarter   Quarter    Quarter   Quarter   Quarter   Quarter
-----------------------------------------------------------------------------  ---------------------------------------
Revenues from continuing operations   $107,237  $110,431  $112,538  $112,156   $ 89,753  $ 92,369  $ 92,425  $ 99,221
                                      =======================================  =======================================

Income from continuing operations     $  6,040  $  3,638  $  7,299  $  9,955   $  4,265  $  5,047  $  6,112  $  8,943
Loss from discontinued operations           -         -         -         -      (1,175)   (1,067)   (4,575)       -
                                      ---------------------------------------  ---------------------------------------
Net income                            $  6,040  $  3,638  $  7,299  $  9,955   $  3,090  $  3,980  $  1,537  $  8,943
                                      =======================================  =======================================

Basic earnings (loss) per common share:
Continuing operations                 $    .67  $    .40  $    .81  $   1.11   $    .48  $    .56  $    .68  $   1.00
Discontinued operations                     -         -         -         -        (.13)     (.12)     (.51)       -
                                      ---------------------------------------  ---------------------------------------
Total                                 $    .67  $    .40  $    .81  $   1.11   $    .35  $    .44  $    .17  $   1.00
                                      =======================================  =======================================

Diluted earnings (loss) per common share:
Continuing operations                 $    .64  $    .39  $    .77  $   1.06   $    .46  $    .55  $    .66  $    .96
Discontinued operations                     -         -         -         -        (.12)     (.12)     (.50)       -
                                      ---------------------------------------  ---------------------------------------
Total                                 $    .64  $    .39  $    .77  $   1.06   $    .34  $    .43  $    .16  $    .96
                                      =======================================  =======================================

Cash dividends per common share       $  .0625  $  .0625  $  .0625  $  .0625   $  .0583  $  .0583  $  .0583  $  .0583
                                      =======================================  =======================================

Price range of common stock (AMEX):
High                                  $  27.13  $  31.67  $  30.75  $  22.50   $  14.75  $  16.67  $  19.17  $  21.50
                                      =======================================  =======================================
Low                                   $  19.42  $  22.88  $  22.50  $  20.00   $  12.42  $  12.67  $  16.42  $  19.04
                                      =======================================  =======================================


Note: The sum of the quarterly reported diluted earnings per share may not equal the full year as each is computed independently.
      Certain reclassifications have been made to 1997 revenues from continuing operations to conform with 1998 classifications.
      Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998.

OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR    INDEPENDENT AUDITORS    GENERAL AND TAX COUNSEL
Fifth Third Bank                Deloitte & Touche LLP   Cohen, Todd, Kite &
38 Fountain Square,             250 East Fifth Street   Stanford, LLC
Mail Drop #10AT66               Cincinnati, Ohio 45202  525 Vine Building
Cincinnati, Ohio 45263                                  Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 8, 1999 at the company's offices, 7000 Midland Boulevard, Amelia,
Ohio 45102.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

FORM 10-K
A copy of the company's 1998 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the company - Attention:
Chief Financial Officer.

                                       36
INSIDE BACK COVER


OFFICERS AND DIRECTORS

THE MIDLAND COMPANY AND SUBSIDIARIES
BOARD OF DIRECTORS

George R. Baker
Corporate Director / Advisor

James E. Bushman  +
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

James H. Carey  * +
Corporate Director/Advisor

Michael J. Conaton
Vice Chairman

Jerry A. Grundhofer *
President and Chief Executive Officer
Firstar Corporation

J. P. Hayden, Jr.
Chairman of the Executive
Committee of the Board

J. P. Hayden, III
Chairman and Chief Operating Officer

John W. Hayden
President and Chief Executive Officer

Robert W. Hayden
Formerly Vice President of the Company

William T. Hayden
Attorney

William J. Keating  *
Formerly Chairman, Chief Executive Officer and Publisher-Cincinnati Enquirer and
Formerly Chairman of the Board-Associated Press

John R. LaBar
Formerly Vice President and Secretary
of the Company

David B. O'Maley *
Chairman, President and CEO
Ohio National Financial Services

John M. O'Mara  +
Corporate Director/Financial Consultant

Glenn E. Schembechler  +
Professor Emeritus
University of Michigan

John I. Von Lehman
Executive Vice President,
 Chief Financial Officer and Secretary


OFFICERS

J. P. Hayden, III
Chairman and Chief Operating Officer

John W. Hayden
President and Chief Executive Officer

J. P. Hayden, Jr.
Chairman of the Executive Committee
of the Board

Michael J. Conaton
Vice Chairman

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

Kurt R. Schwamberger
Senior Vice President

Paul T. Brizzolara
Senior Vice President and
Chief Legal Officer

W. Todd Gray
Treasurer

Charles J. Jenkins
Vice President-Management
Information Systems

Michael L. Flowers
Vice President and Assistant Secretary

Henry N. Thoman
Assistant Vice President and
Assistant Secretary

Brenda D. Gumbs
Vice President - Human Resources

Mark E. Burke
Director of Taxation

Ronald L. Gramke
Assistant Treasurer

Edward J. Heskamp
Assistant Treasurer

Mary Ann C. Pettit
Assistant Secretary

Geraldine M. Stigall
Assistant Secretary

+ Member of Audit Committee
* Member of Compensation Committee