Form 10-K, Exhibit 13
period 1999-12-31
MIDLAND CO
filed 2000-03-27
CIK 66025

COMPANY PROFILE


The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group (AMIG) subsidiary, which contributes more than 90% of the company's revenues.

AMIG is a leader in the manufactured housing insurance market, and also offers other specialty insurance products and services through diverse distribution channels. Innovative products, flexible coverage, expert claims management and superior underwriting make AMIG an indispensable partner to its customers. AMIG has a record of exceeding the insurance industry's rates of growth and profitability. Over the past five years, AMIG's gross written premium has expanded at an 11.4% rate, compared with 3.4% for the industry.

For 1999, Midland reported that net operating income grew 27 percent to $28.9 million, or $3.06 per share (diluted), on a 6 percent increase in revenue to $469.1 million. Net income (including capital gains) reached a record $31.2 million, or $3.30 per share (diluted).

The strong performance marked the third consecutive year that Midland posted record-breaking results from continuing operations. Management remains confident that the company's strategic plan, effectively executed, should result in an even greater future. Midland expects to continue to differentiate itself from the competition in 2000, making itself an indispensable partner to its customers. The company also is committed to expanding its non-insurance, fee-generating business to create a sustainable competitive advantage. In addition, Midland's M/G Transport subsidiary represents a lucrative investment in a niche river transportation business.


The Midland Company's Mission
To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

TABLE OF CONTENTS

Financial Highlights                            1
Letter to Shareholders                        2-5
AMIG-Indispensable Partner                   6-15
Focus on Investment Results                    16
Focus on M/G Transport                         17
Six Year Financial Summary Data             18-19
Management's Discussion and Analysis        20-25
Private Securities Reform Act of 1995-
  Forward Looking Statements Disclosure        25
Income Statements                              26
Balance Sheets                                 27
Changes in Shareholders' Equity                28
Cash Flows                                     29
Notes to Financial Statements               30-38
Management's Report                            39
Independent Auditors' Report                   40
Officers and Directors                         41

FINANCIAL HIGHLIGHTS

THE MIDLAND COMPANY AND SUBSIDIARIES

					For the Years Ended December 31,
(Amounts in thousands, except
       per share data)                     1999          1998       % Change
--------------------------------------------------------------------------------
Operating Performance
Revenues                                $ 469,126     $ 442,362        6.1%
Income Before Federal Income Tax        $  43,713     $  37,527       16.5%
Operating Income (After-Tax)            $  28,913     $  22,802       26.8%
Capital Gains (After-Tax)               $   2,266     $   4,130      (45.1%)
Net Income                              $  31,179     $  26,932       15.8%

Per Share Data
Net Income-Basic                        $    3.42     $    2.99       14.4%
Average Shares Outstanding-Basic            9,111         9,018

Operating Income (Excludes Capital
 Gains)-Diluted                         $    3.06     $    2.42       26.4%
Net Income-Diluted                      $    3.30     $    2.86       15.4%
Average Shares Outstanding-Diluted          9,463         9,412

Cash Dividends                          $     .27     $     .25        8.0%

Book Value                              $   27.11     $   26.61        1.9%

Financial Position
Total Assets                            $ 888,057     $ 837,220        6.1%
Shareholders' Equity                    $ 258,002     $ 248,832        3.7%

Performance Ratios
Combined Ratio (GAAP) (AMIG Property
 and Casualty Companies)                    94.4%         96.9%
Return on Beginning Equity                  12.5%         13.7%

This page includes three five year bar charts with the following data:

REVENUES (Continuing Operations) dollars in millions

	      95         96         97         98         99

Revenues    $313.2     $337.7     $373.8     $442.4     $469.1

Caption:
Midland's revenue growth from continuing operations maintained a healthy pace in 1999, totaling $469.1 million. Non-insurance, fee-generating products and services within the Company's Modern Services Group subsidiary helped fuel top-line growth, producing three times as much gross fee income in 1999 as in 1998.

NET INCOME AND NET OPERATING INCOME PER SHARE (Continuing Operations)

		    95         96         97         98         99
Operating Income  $1.57      $0.22      $2.33      $2.42      $3.06
Net Income         1.74        .41       2.63       2.86       3.30

Caption:
Midland enjoyed another year of record results in 1999, with net operating income rising 26.8 percent to $28.9 million compared with record 1998 operating earnings of $22.8 million. Net operating income per diluted share totaled $3.06 in 1999, up from $2.42 in 1998.

BOOK VALUE PER SHARE

			95         96         97         98         99

BOOK VALUE PER SHARE  $17.28     $17.50     $21.11     $26.61     $27.11

Caption:
Midland's Book Value Per Share has grown at a compounded rate of 13.0% over the last five years.

LETTER TO SHAREHOLDERS

	Nineteen ninety-nine was more than the end of an incredible millennium of an almost unimaginable worldwide technological revolution. It was the bridge between Midland's 61-year rise to leadership in the specialty insurance marketplace and the unparalleled promise of exhilarating new opportunities in the century ahead.
	It was a year that saw us remain clearly focused on the strategic directions we had mapped out for ourselves. And, it was a time that saw us defy the gravity of sustained growth by producing results that, once again, outperformed the industry while, at the same time, laying the framework for new products and services that will ensure a sustainable competitive advantage for your company in the future.
	The driving force behind The Midland Company's performance in 1999 was our goal to reaffirm our role as an indispensable partner for customers in the markets in which we choose to compete. Through the strong growth and performance of American Modern Insurance Group (AMIG), our specialty insurance subsidiary, we feel we have delivered on this goal and we are pleased with our financial results for the year. Our focus and expertise as a specialty insurer, coupled with a clear strategy for growth and expansion, will continue to position AMIG as a leader in its market segments in 2000 and beyond. We believe that implementation of our strategies will allow AMIG to continue to exceed the insurance industry's rates of growth and profitability in years to come.

RECORD PERFORMANCE REFLECTS SOUND INSURANCE FUNDAMENTALS
	Our strategy of choosing select markets and applying our results-oriented market leadership has produced consistently strong financial gains for The Midland Company - and 1999 was no exception. Revenue for the year increased 6.1% to a record $469.1 million from $442.4 million in 1998, while net operating income (which excludes capital gains) rose 26.8% to a record $28.9 million, or $3.06 per share (diluted). Net income for the year was also a record $31.2 million, or $3.30 per share, with return on beginning equity at 12.5% in 1999. These solid results reflect the record underwriting profits that were derived from sound management and underwriting fundamentals and the performance of our investment portfolio.
	The success of American Modern Insurance Group draws upon our ability to effectively utilize our multi-faceted distribution network to cross-sell products and services and to understand the needs of our customers. We are committed to building relationships within each of our channels in a way that also leverages their market segment expertise to effectively deliver our products.
	It was a dynamic year for AMIG, with direct and assumed written premiums for our property and casualty operations growing 6.0% to $472.0 million in 1999 from $445.3 million in 1998, a rate of growth more than 2.5 times the industry average. Manufactured housing direct and assumed written premiums reached $324.4 million in 1999, an increase of 9.1%

This page includes a bar chart with the following data:

MIDLAND'S COMPOUNDED ANNUAL GROWTH RATE IN OPERATING EARNINGS PER SHARE

10 YR  12.3%
 5 YR  22.5%
 1 YR  26.3%
from 1998.   Including the net impact of weather-related catastrophe losses, such as Hurricane Floyd, the combined ratio for the year was 94.4% compared with 96.9% for 1998 (both well below industry averages). Excluding catastrophe losses, the combined ratio was 88.5% in 1999.
	M/G Transport, our transportation subsidiary, contributed total revenue in 1999 of $31.3 million. Because M/G's affreightment revenues and operating profits are partially dependent on the energy industry, pre-tax operating profits decreased to $1.8 million in 1999 from $4.4 million in 1998. Cash flow from M/G Transport operations was $4.1 million compared with $4.8 million in 1998. M/G's after-tax contribution to net income was $1.2 million, or $0.12 per share (diluted). M/G's historic financial performance and successful market niche make it a lucrative investment for The Midland Company.
	Midland and AMIG employ a conservative investment strategy that focuses on balancing current income and total return, with an emphasis on safety and liquidity. Over the course of 1999, AMIG increased its emphasis on tax-advantaged investments, which increase the net after-tax return on the portfolio. The value of AMIG's portfolio grew to $610.4 million in 1999 from $587.0 million in 1998.
	The Ward Financial Group recognized AMIG's long-term financial strength in 1999 by selecting AMIG as one of the Top 50 property and casualty companies in America. Reflecting the insurance group's record underwriting performance and the contribution of the investment portfolio, Midland's balance sheet remained strong, with total shareholders' equity reaching $258.0 million in 1999. Book value per share was $27.11, up 1.9% from $26.61 in 1998. Book value per share has grown at a compounded annual rate of 13% over the last five years. Total return on beginning shareholders' equity was 12.5% in 1999, which significantly outpaced the property and casualty industry as a whole.

REACH OUR OBJECTIVES IN 2000 AND BEYOND
	Understanding our customers' needs and reacting to marketplace opportunities necessitate we build relationships that transcend competitive pressures. We are committed to advancing our momentum in specialty markets by continuing to provide superior services to current customers and by forming partnerships and strategic alliances with key players in those markets. Pooling expert resources, creating new distribution methods and expanding our customer base are just a few of the benefits we gain from partnering with our primary constituencies. We also look to continued internal growth and expansion of our fee income businesses as means of reaching our performance objectives. In 1999, we implemented several business decisions designed to further reinforce these core growth strategies, including new strategic partnerships and selective acquisitions.
	For example, during the year we developed key business relationships with four influential managing general agencies: Arlington Roe in Indiana, Southern Insurance Underwriters in Georgia, Texas Specialty Underwriters and Anderson & Murison in California. These relationships further solidified the commitment we've made to grow profitably within the MGA channel of distribution. We will continue to pursue joint venture and strategic alliance partnerships that enable the placement of our products within new distribution channels and to meet the ever-changing insurance needs of our customers.
	In 1999 we acquired Manufactured Homes Acceptance Corporation (MHAC), North American Insurance and Acceptance Corporation (NAIAC) and affiliates and, in early 2000, the operating assets of the Manufactured Housing Insurance Agency
(MHIA).  These acquisitions

This page includes a bar chart with the following data:

AMIG 10-YEAR AVERAGE RETURN ON BEGINNING EQUITY

AMIG        14.8%
Industry     9.6%

Caption:
Strong growth, a disciplined approach to underwriting and specialty products and services designed to meet the needs of its customers have helped AMIG achieve an industry-leading 10-year return on beginning equity of 14.8%.

leverage our knowledge of niche markets, underwriting skills and management experience, and they diversify the services we deliver. They also illustrate our plans to continue expanding into areas that strengthen our core competencies.
	Additionally, we recently have designed a new technological architecture for our business. While certain elements of the infrastructure have been put into place, others will be activated throughout the coming years. Our intent is to strategically deploy technology across all products, services and channels. We will also continue to utilize e-commerce to more efficiently meet the needs of our customers and business partners. Future uses of technology will facilitate policy and claims processing, as well as the gathering, analysis and application of data needed to respond to changing market needs with timely and competitive products and services.
	During 1999, Midland launched its investor relations Web site, www.midlandcompany.com, to establish an additional channel of communication to shareholders. The goal of the Web site is to deliver up-to-the-minute information to our shareholders and investment community. The site is an important part of our long-term commitment to add value to our shareholders. Midland also integrated Web home pages for American Modern Insurance Group and M/G Transport with the Midland site to enhance the value-added tool for customers and agents.
	The following pages of this report discuss in more detail the strategies we are using to enhance our relationships with our business partners and customers, leading to internal growth. To help our shareholders understand how we work in partnership with leaders in selected markets, we have included comments received from a cross-section of our customers.

A STRATEGY TO ENHANCE SHAREHOLDER VALUE
	The principal measure of the success of our strategies is our ability to share the achievements of The Midland Company with our shareholders. While we generated excellent financial results in 1999 and rewarded shareholders with continued dividend increases in 1999 and early in 2000, our stock price did not perform to our satisfaction. That was due, in part, to the stock market seeing generally lower valuations for the entire property and casualty insurance industry over the course of the year.
	Steps were taken in 1999 to enhance the visibility of Midland's stock, while we continued to generate the financial results expected by our shareholders. For example, in June we moved to the Nasdaq National Market System (under a new symbol-MLAN) from the American Stock Exchange as a means of increasing stock liquidity and visibility.
	In October, the board authorized the repurchase of up to 500,000 shares of our outstanding common stock over a six-month period to illustrate our confidence in the company's long-term prospects. Management determined that one of the best ways to use our capital is to invest in ourselves at a time when the inherent long-term strength of the company is not believed to be fully recognized by the investment community. Midland's financial condition remains strong, and we have access to the capital necessary to fund future growth opportunities.

This page includes a photo with the following caption:
From left, John W. Hayden, President and Chief Executive Officer and Joseph P. Hayden III, Chairman and Chief Operating Officer

	As you can see, Midland and American Modern Insurance Group dramatically and consistently are outperforming the remainder of the property and casualty industry, with a conscious and deliberate focus on profitable, sustained growth. Although challenges remain in 2000, we are encouraged by the progress we have made in helping the market better appreciate our unique position as a specialty insurance provider.
	By focusing on our businesses, and working to continue our record of industry-leading growth and profitability, we believe we have positioned The Midland Company to increase its book value for shareholders in the years ahead.

OUR THANKS TO RETIRING DIRECTOR
	It is with deep appreciation that we pay tribute to George R. Baker, who will retire from The Midland Company's Board of Directors effective
April 8, 2000 after 29 years of service to Midland shareholders. During that time, Mr. Baker helped provide the vision and leadership that have enabled The Midland Company to prosper and take its place as one of the leading specialty insurers in the country. We are grateful for his contributions to our success, and we wish him the very best in the future.

LOOKING AHEAD
	As we move into the future, The Midland Company will remain unwavering in its dedication to facilitating the growth of our associates, our business enterprises and our relationships with key partners. As the insurance industry continues to consolidate and produce new competitive challenges, we will continue to be flexible in our product and service offerings and reliable in our marketplace expertise. Through careful planning, loyalty of management and a focused business plan, The Midland Company is on course for a successful future. We look forward to building that bright future on the strong foundation of business relationships that have enabled our past successes. As always, we will continue to share our success with our shareholders, whose support and trust we value.


	/s/Joseph P. Hayden III        /s/John W. Hayden
	Joseph P. Hayden III            John W. Hayden
	Chairman and                    President and
	Chief Operating Officer         Chief Executive Officer

			February 10, 2000

This page includes a bar chart with the following data:

AMIG PROPERTY & CASUALTY 10-YEAR COMPOUND ANNUAL PREMIUM GROWTH

AMIG        15.9%
Industry     3.6%

Caption:
Over the past 10 years, AMIG's direct and assumed written premiums have grown more than four times the industry average as the company focused on being an indispensable partner to customers in its chosen markets.

AMIG-INDISPENSABLE PARTNER

	The Midland Company derives more than 90 percent of its revenues from its American Modern Insurance Group (AMIG) subsidiary. Known as the "Specialty Lines Specialists," AMIG is a national leader in providing specialty insurance products and services. That focused mindset - along with a deep knowledge and understanding of niche markets - allows AMIG to be an indispensable partner within its chosen markets.

FOCUS ON SPECIALTY MARKETS
	AMIG is widely recognized as an established leader in manufactured housing insurance. It's no wonder: AMIG has served the manufactured housing sector for more than 35 years. AMIG knows the product. It knows the people. It knows the risks.
	This kind of specialized knowledge results in a deep and unmatched understanding of policyholder needs.
	In 1999, AMIG used this understanding to develop a Land Home product to serve the growing number of people with multi-sectional homes on privately owned property. AMIG also was one of the first specialty insurers to provide convenient credit-card payment options to policyholders. Additionally, AMIG expanded its EZTEL service, which enables dealers to meet compliance requirements while helping customers meet insurance needs.

This page includes a picture with the following caption:

Dan Rolfes (Holiday Homes)
"They create win/win relationships."
Thirty years ago, I had no experience and had never even been in a mobile home. And yet, Midland took a chance on me by lending me the money to go into business. That kind of investment is typical of their long-term involvement in our industry. For those who have known them as I have, it's obvious that much of their success revolves around their commitment to establishing win/win relationships with retailers.
	Their positive impact on our industry is pervasive, including their participation in associations, their willingness to adapt products to our changing environment, the educational opportunities they provide for our employees and the quality of their staff.
	When I visit their offices, I see that same level of commitment to their community. And, I encounter a group of people who are openly positive, welcoming and proud of what they've accomplished. To me, that's the sign of an organization you want to be associated with.

	Such innovative products and services have helped AMIG record a compounded annual premium growth rate of 17.7% over the past five years in the manufactured housing segment. In 1999, AMIG's manufactured housing insurance premiums rose 9.1 percent to $324.4 million.
	Yet manufactured housing insurance does not tell the whole story. Drawing on its history as a specialist in one market, AMIG has effectively reached into new ones and made an impact.
	AMIG has a growing presence in other specialty lines, including watercraft, recreational vehicle, homeowners, lower valued homes, warranty products, dwelling fire, mortgage fire, collateral protection, specialty automobile, credit life, long-haul truck, commercial and excess and surplus lines. Each of these markets represents a specialty area, as each has unique characteristics.
	In 2000, AMIG will focus on continued profitable growth in manufactured housing products, as well as new watercraft, recreational vehicle and homeowners programs that will provide new competitive advantages.
	For example, AMIG will introduce its "First Choice" watercraft program in the first quarter in response to agent requests for a more simplified, competitive product. A new "RV Guard" extended service contract also is coming in the dealer distribution channel. Additionally, new homeowner products will help meet the specialty needs of policyholders not adequately served by standard lines carriers.

This page includes a picture with the following caption:

Joe Stegmayer (Champion Homes)
"Imaginative products and services."
Client satisfaction is American Modern's number one priority. Everything they do supports their commitment to the customer...and to the needs of Champion Enterprises. We are continually impressed with their imaginative approach to the development of products and services that meet our customers' needs while increasing written premium among our retailers.
	For example, we believe that American Modern's EZTEL operation will enable Champion to further improve our sales of consumer protection products. Of course, products and services are only as good as the people behind them. At American Modern, the people are professional and always respond in a timely manner, with enthusiasm and a team attitude.
	It's impossible to overstate just how valuable those traits are in making a business relationship durable and enjoyable. We take pride in the relationship we have with American Modern, and we are pleased with the rewards we share with them while providing a valuable, worthwhile service to our customers.

MULTIPLE DISTRIBUTION CHANNELS
	Part of the reason AMIG has been so successful in serving niche markets is its ability to use and manage multiple distribution channels.
	AMIG is the leader in providing coverage at the point of sale, when customers are purchasing their manufactured homes. The company also works through a national network of agents, dealers, manufacturers, lenders and others. In addition to providing multiple sales opportunities and cross-sales opportunities, these many channels enable AMIG to build multi-layer relationships. That allows the company to gain a deeper understanding of the needs of the consumer and the marketplace.
	AMIG put that understanding to work in 1999 by testing a new fee-generating service that relieves lenders of claims-processing and payment disbursal responsibilities, duties they typically don't have the time or expertise to handle efficiently. This new service - the direct result of AMIG's relationship with a client bank - will be offered to other lenders in the second quarter of 2000.
	AMIG also used strategic partnerships to make inroads with its credit life company - American Modern Life. The company finished the year with eight consecutive months of record premium production and generated $21.2 million in credit life and accident and health premium in 1999 - up 72 percent over 1998.
	Products, services and results like this come about because of AMIG's unique relationship

This page includes a picture with the following caption:

Tom Sapinski (Firstar Insurance Services)
"They're masters at communications."
Communication is the driving force that sustains our close relationship with American Modern. In fact, we have dialogue almost daily. AMIG really listens and responds promptly to questions and problems in the course of doing business.
	Their experience gives them special insights into understanding our systems and culture. And, that makes a huge difference in the efficiency and effectiveness of our relationship. Flexibility and adaptability are hallmarks of the way AMIG does business.
	For example, they use bi-weekly conference calls to mutually identify issues and establish action plans to resolve them. That kind of proactive involvement exemplifies how they keep communication lines open to improve and maintain understanding between organizations.
	Another competitive advantage they offer us is their expertise in credit life insurance. Since compliance with the many variations in state laws is challenging and critical, their experience translates into confidence for us that we're doing the right thing for our customers.

This page includes a pie chart with the following data (amounts in millions):

AMIG PRODUCT MIX (Gross Written Premiums)

Manufactured Homes        $324.4
Park & Dealer               31.1
Site Built Dwelling         25.5
Colateral Protection        22.9
Watercraft                  17.4
Mortgage Fire               10.3
Long Haul Truck             11.3
Credit Life & Related       21.2
All Other                   35.4

Caption:
AMIG is a leader in the manufactured housing insurance market. AMIG also offers customers many other specialty products and services.

with its business partners, at all points, within each specialty market area. AMIG talks to agents, to dealers, to lenders. And, more importantly, AMIG listens.
	In 1999, listening involved roundtable forums with key producers in various channels to identify needs and develop plans for the strategic deployment of technology, training and marketing to enhance effectiveness and improve efficiency. It involved the launch of the AMIG Web site, www.amig.com, which enabled agents to communicate with the company anytime, from any place. Listening involved bi-weekly conference calls with a key lender account. It involved going beyond trade-show and meeting attendance; it involved active involvement and support.
	Listening meant the launch of the company's Next Generation technology initiative, which will make AMIG even more policyholder-centric in its system design and will cut the time it takes to move new products and services from concept to reality. More efficient processes and systems mean that when business partners talk, AMIG can act on their suggestions quickly.
	Other ways AMIG strengthened partner relationships included alliances with organizations that matter to our customers. For example, AMIG joined with The Hartford to bring their workers' compensation coverage together with our dealer and park commercial programs.
	These actions, and others like them, have positively impacted new business results.

This page includes a picture with the following caption:

Thierry DeMascureau (Classic Car Customer)
"Committed to doing right by me."
As a classic car collector, I don't take anything for granted where my car is involved. And, that includes the choice of an insurance policy. In selecting Leland-West as my agent, it became obvious to me very quickly that they had formed a unique relationship with American Modern Insurance Group...the kind of relationship that is based on trust and freedom to truly meet customer needs.
	Leland-West and American Modern obviously know what kind of coverages and services car aficionados need. And, they work together to deliver a level of quality that I'd be hard pressed to find somewhere else.
	I don't know if I can adequately express how much it puts my mind at ease to know that I have a team of knowledgeable professionals behind me that is truly committed to doing right by me...and each other.

Perhaps more importantly, they have impacted retention. Retained premium rose $20.8 million in 1999, in part due to increased flexibility in payment options; rate stabilization; improved underwriting and risk selection; and overall improved customer service.
	In 2000, AMIG will implement a formal Customer Listening Outreach Program to encourage customer feedback in every step of the insurance process.
	AMIG also will continue to leverage the synergies created by its multiple company structure - four service companies, six property and casualty companies, four agencies and two life companies - to add value to its relationships with distribution channels.
	Such comprehensive products and services provide a sustainable competitive advantage for AMIG, and make the company an indispensable partner in its chosen markets.

SUPERIOR CLAIMS MANAGEMENT
	AMIG also acts as a true business partner by helping agents strengthen relationships with policyholders. Valuable products, of course, are one way to speak to consumers. But what really earns their confidence and loyalty is superior claims service, and AMIG consistently is there in times of need.
	AMIG handles claims quickly, efficiently and personally with locally based, company-employed claims representatives. And, while AMIG is a leader in handling day-to-day losses, the company helps set the standard for fast and compassionate service in catastrophes. Special catastrophe teams are deployed to disaster areas within 24 hours; in the case of hurricanes, AMIG often beats the storm to the scene. One such 1999 storm - Hurricane Floyd -

This page includes a picture with the following caption:

Jim Potter (GreenPoint Credit)
"Leading-edge technology means choices."
Our relationship with American Modern Home Insurance is a true partnership. We've worked successfully toward common goals since 1987, even before our name became GreenPoint Credit. Our rapid expansion would have proven daunting to many companies, but not American Modern. They didn't miss a step in responding with highly effective homeowners and flood insurance tracking solutions in their Ameritrac operation.
	Using leading-edge technology, they're able to provide customer-friendly insurance alternatives for our clients. It's the kind of caring service that fosters a more solid relationship with our customers and, hopefully, more repeat business. Their "customer first" attitude was exemplified recently during Hurricane Floyd, when disaster claim centers were quickly established in devastated areas, and claims were settled quickly to get people's lives back on track.
	The bottom line is it's hard to find a company whose customer service philosophy can meet GreenPoint Credit's standards of excellence. We appreciate American Modern as one that can.

This page includes a pie chart with the following data (amounts in millions):

AMIG DISTRIBUTION MIX (Gross Written Premiums)

Wholesale               $ 89.1
Retail                    96.8
Commercial                31.6
Banks/Credit Unions       47.1
Dealer                    60.6
Lender                   148.3
Manufactures              26.0

Caption:
Working with partners in multiple distribution outlets, including independent agencies, lenders, dealers and others, provides AMIG with added insight into the needs of its specialty insurance markets.

is a good example of what AMIG accomplishes in the face of disaster. The storm struck the eastern seaboard in September. Floodwaters were slow to recede, which kept both homeowners and adjusters from damaged homes. Despite the challenges, AMIG settled 90 percent of the 9,653 Floyd claims in 30 days or less.
	AMIG's in-house staff adjuster training program is among the best in the industry. The company hires adjusters out of local markets, then brings them to AMIG headquarters for five weeks of rigorous training. Adjusters then return to the field for additional training.
	AMIG has approximately 150 employee field adjusters across the country who, together with Home Office Claims professionals, handled nearly 90% of all claims in 1999. Such in-house processing cuts the cost per claim and also speeds payments. AMIG settled 87.5% of property claims within 30 days in 1999, bringing relief and peace of mind quickly to our policyholders.
	Always looking to improve on excellence, AMIG will review service objectives in 2000 and how they are measured, with a clear focus on providing the best service possible to the company's one million policyholders.

DISCIPLINED UNDERWRITING
	AMIG is able to pay claims quickly and efficiently because of its financial strength. It's a strength that has been attained through disciplined underwriting and disciplined exposure management.

This page includes a picture with the following caption:

Bill Fehr (Associates Insurance Group,
Manufactured Housing Division)
"They're our partners of choice."
Not long ago, we were asked to recommend a company to provide insurance support products for two of our subsidiaries. So, we undertook a lengthy and arduous evaluation of the three companies providing those services to us at the time.
	When all had been scrutinized for efficiencies, field support, claims paying, product differentiation, ease of doing business and profitability, one company was the clear winner. American Modern Insurance Group and its Ameritrac Tracking Service were head and shoulders above the rest and continue to be our partners of choice.
	Even after many years, they continue to impress us with their professionalism and their willingness to improve already superior products and services while supporting our efforts to operate more efficiently and profitably. Based on customer feedback, we know our insurance and tracking providers are performing up to our expectations, letting us concentrate on other insurance activities. AMIG is an indispensable asset to our insurance operations.

	All AMIG products are designed and priced to produce an underwriting profit of at least five percent. AMIG focuses on this pricing level because it targets markets where frequency of loss - rather than severity of loss - is the norm. In 1999, the statutory combined ratio for AMIG was 93.4 percent, compared with an estimated industry average of 107.5 percent. The company doubled its underwriting profit in 1999 over the previous year and had record underwriting results on operations for the third consecutive year.
	AMIG manages exposure across many levels: through geographic concentrations, business partner profiles and catastrophe modeling. Sophisticated tracking mechanisms analyze AMIG's exposure by zip code, by county, by contiguous zip code and county and by state, as well as by distribution channel, to ensure it has not assumed an unacceptable risk concentration.
	The strategic purchase of reinsurance, too, has been a valuable component of AMIG's risk management structure. This was dramatically demonstrated in 1999 when special "second event" coverage mitigated our Hurricane Floyd losses. This kind of protection, based on long-term relationships with strong reinsurers, provides AMIG with the flexibility it needs to serve the insurance needs of national lenders, with coastal exposures.
	AMIG's net loss ratio has been 56.1 percent or less in nine of the last ten years, with the 10-year average loss ratio for AMIG at 54.0 percent.

This page includes a picture with the following caption:

Joe Corona (Fleetwood Retail)
"A shared commitment to quality."
The manufactured housing industry has grown increasingly competitive as the result of nine successive years of industry growth. So, maintaining a competitive edge has never been more challenging. Fleetwood Retail Corporation is driven to become an industry leader by making a strong commitment to quality, service and customer satisfaction. In doing so, we realize that the strength of our business partnerships is also an important factor in building a successful future.
	American Modern Insurance Group, a leader in the insurance industry, has consistently shown that it shares these same beliefs. Together, we are developing creative products for our customers. American Modern has repeatedly proven its value as a very important partner to us by offering competitive insurance products and an extremely talented support staff.
	We take comfort in knowing that, despite the volatility of the manufactured housing industry, we have an insurance partner that is truly committed to our relationship and to our customers.

This page contains a five year bar chart with the following data:

AMIG POPERTY AND CASUALTY PREMIUM VOLUME
(Direct and Assumed Written Premiums) dollars in millions

				 95       96       97       98       99

AMIG PROPERTY AND CASUALTY    $376.3   $387.2   $423.0   $445.3   $472.0

Caption:
AMIG's property and casualty direct and assumed written premiums grew 6.0 percent to $472.0 million in 1999, with manufactured housing direct and assumed written premiums increasing 9.1 percent to $324.4 million during the same period. By comparison, the property/casualty industry is estimated to have grown premiums at a 2.3 percent pace in 1999, according to A.M. Best.

NEW OPPORTUNITIES
	AMIG believes in the power of technology and in harnessing it to improve service. That was never more evident than in 1999, as AMIG utilized the tool of the masses - the Internet - to add value to business partners and policyholders.
	AMIG's Web site, www.amig.com, currently delivers up-to-the-minute information on products, services and career opportunities. Beginning in 2000 and in the years that immediately follow, Web site enhancements will allow claims-filing, quote fulfillment and numerous other interactive services for various customer groups.
	In addition to new products, services and relationships, new markets and new fee-based services also fulfill AMIG's strategy to remain an indispensable partner to customers.
	New markets present new opportunities, and AMIG has seized those opportunities with strategic acquisitions. In 1999, the company acquired the assets of Michigan-based Manufactured Homes Acceptance Corporation (MHAC),
North American Insurance and Acceptance Corporation (NAIAC) and their affiliates. These acquisitions allow AMIG to better serve the manufactured housing industry with loan facilitation, warranty, insurance sales and telemarketing services.
	Additionally, in 1999 AMIG strengthened its presence in existing markets. For example, the company opened a specialized marine center based in St. Louis to quote, underwrite and process all marine business. The center utilizes the expertise of nine industry experts

This page includes a picture with the following caption:

Francis Johnson (Johnson & Johnson)
"It's about personal relationships."
The relationships we have built have truly come from the ground up. When I was still in college, their current CEO, John Hayden, was an American Modern field representative, calling on Johnson & Johnson. In fact, when he visited, he would sometimes stay in my parents' house with us. This personal relationship has grown and helped cement the business relationship we've developed over the years.
	There's something extra special about feeling that a friend is helping because he wants to...not because he has to. For example, when Hugo devastated Charleston back in 1989, John came down to help us dig out. He stayed with us, helping clean up our yards and houses, while making sure our business got great claims service.
	This type of relationship supersedes the small problems that sometimes get blown out of proportion in a business partnership. It allows both of us to become true strategic partners, knowing that each is looking out for the other's best interests.

with close to 175 years of combined underwriting experience and watercraft market knowledge; it operates as a branch of AMIG's Atlas Insurance Agency.
	In 1999, AMIG also built considerable momentum in its Modern Services Group subsidiary, which produced three times the revenue in 1999 compared to 1998 from its fee-generating services. Those services include Ameritrac, a loan and lease portfolio collateral tracking operation, which now tracks more than
1.7 million loan and lease accounts for 37 financial institutions, providing $1.8 million in third party revenues and $57.5 million in premiums to AMIG in 1999.
	AMIG expects to significantly expand fee-service operations in 2000 by aggressively marketing recreational vehicle and manufactured housing service contracts; expanding loan tracking and other Ameritrac services; originating manufactured housing loans through its MHAC subsidiary; and more. Such services add value to customers and help insulate the company from the risks inherent in the insurance business.
	New opportunities are where you find them, and AMIG is implementing programs to engage associates more than ever in the business, to help them think outside the box and develop the opportunities - as well as the tools - to help customers, policyholders and the company succeed. One example is the Total Rewards program, which was launched at the end of 1999 to more closely tie personal rewards to performance and to give each associate the opportunity to share in the company's success.

This page includes a picture with the following caption:

David Pietrowski (LoVullo Associates, Inc.)
"The standard we judge others by."
Growth and profitability define the success model for all of us in the insurance industry. LoVullo Associates has consistently achieved success because of the essential relationship we enjoy with American Modern Insurance Group...a relationship that clearly is based on their understanding that the success of one of our organizations is undeniably impacted by the success of the other.
	For that reason, their business decisions reflect the collaborative thinking of those who will be impacted by them, which is typical of the "partnership philosophy" that drives their company. American Modern's commitment to excellence, market expertise and innate willingness to listen and respond to the needs of their business partners are some of the traits that explain their unique position in our industry.
	Our 18-year relationship with American Modern has set a demanding standard by which we judge all of our partners. Mutual respect has engendered mutual success and is the primary reason why we consider them an indispensable partner.

This page contains a bar chart with the following data:

AMIG PROPERTY AND CASUALTY UNDERWRITING RESULTS
(GAAP Combined Ratio)

95    97.2%
96   104.3%
97    95.8%
98    96.9%
99    94.4%

Caption:
AMIG's disciplined underwriting philosophy combined with strategic acquisition of reinsurance protection significantly mitigated the impact of Hurricane Floyd in 1999, producing a combined ratio of 94.4 percent. AMIG has generated an operating profit in nine of the past 10 years.

STRONG PAST, BRIGHT FUTURE
	Over the past 35 years, AMIG has consistently proven its value in the manufactured housing insurance market. The company has evolved with the market, constantly staying ahead of the changing needs of policyholders.
	In recent years, AMIG has taken that specialty expertise to other niche markets, building a credible portfolio of products and services for watercraft, recreational vehicles, specialty auto, long-haul truck, credit life, collateral protection, mortgage fire and commercial manufactured housing park and dealers.
	AMIG's specialty mindset, entrepreneurial spirit and philosophy of business partnership have enabled the company to outperform the industry time and time again. Over the past 10 years, AMIG's written premiums have grown at a compounded rate of 15.9%, more than four times the estimated industry average.
	Meanwhile, AMIG's disciplined approach to pricing, underwriting and risk management have enabled the company to be profitable on insurance alone. AMIG's statutory combined ratio over the past 10 years has averaged 95.5%, well below the industry average of 106.3%, and the company has recorded an underwriting profit in nine of ten years.
	That focus on adding value, specialty expertise and discipline to the insurance industry have made and will continue to make AMIG an indispensable partner to its customers.

This page includes a picture with the following caption:

John Harvey (Voyager Marine)
"They deliver what we promise."
Accessibility, communications and a commitment to claims excellence are just some of the many reasons why American Modern is easily one of the best partners we could hope for at Voyager Marine. If we have a need, they're right there to help us meet it. When they're considering developing a new product or enhancing an existing one, they keep us firmly in the loop. And, when it comes to delivering on the promise that we made to a customer, their amazing claims and customer service professionals redefine the word "excellence."
	It's hard to put into words, but we have more than a traditional "agency/company relationship." We enjoy a partnership based on mutual support and trust, in good times and bad. And, if you've ever experienced that kind of a relationship with a business partner, you know it's something you want to hold onto, because it's hard to find.

AMERICAN MODERN INSURANCE GROUP, INC.
INVESTMENT PORTFOLIO

This page contains three bar charts with the following data:

MARKET VALUES (dollars in millions)

		      95      96      97      98      99
Government         $155.6  $172.2  $201.4  $177.1  $140.5
Municipal            94.5    71.5    88.2   168.4   170.9
Corporate            36.0    41.1    79.0    79.3   121.0
Cash Equivalents     33.1    51.7    34.6    29.3    38.6
Equities             40.8    63.4    92.3   132.8   125.3
Other                   0       0       0       0    11.8


INVESTMENT PORTFOLIO PRE-TAX INVESTMENT INCOME (dollars in millions)

		      95      96      97      98      99
Capital Gains       $ 2.4   $ 2.7   $ 4.2   $ 6.4   $ 3.5
Operations           17.1    19.0    22.2    24.7    26.0


INVESTMENT PORTFOLIO UNREALIZED GAINS (dollars in millions)

		      95      96      97      98      99
Fixed Income        $ 8.9   $ 2.4   $ 7.0   $ 9.4   $(8.7)
Equities             21.4    33.9    60.9    99.0    84.7

Caption:
AMIG manages its investment portfolio, with a focus on quality stocks and high quality fixed income securities. Market value for the portfolio increased to $608.0 million in 1999 from $587.0 million in 1998. Pre-tax investment income meanwhile rose 5.8 percent in 1999 to $25.3 million from $23.9 million in 1998. After-tax capital gains fell to $2.3 million, or 24 cents a diluted share, compared with $4.1 million, or 44 cents a diluted share. Net unrealized capital gains declined in 1999 to $76.0 million from $108.5 million in 1998.


			   ANNUALIZED TOTAL RETURN
	 (Total Return is the rate of return on a portfolio that takes
	   into consideration both interest income and dividends plus
		       the change in the market value.)

					    Periods Ending December 31, 1999
					    --------------------------------
					       1 Year    3 Year    5 Year
					    --------------------------------
EQUITIES:
	AMIG-Composite                          -4.9%     27.6%     31.8%
	AMIG-Excluding Investment In Firstar    20.4%     25.3%     25.9%
	AMIG-Firstar Only                      -30.8%     29.4%     42.3%

	S&P 500                                 21.1%     27.6%     28.6%


FIXED INCOME TOTAL RETURN:
	AMIG After Tax                           1.2%      4.0%      4.7%
	After Tax Lehman Brothers Intermediate
	     Government/Corporate Index          0.3%      3.5%      4.6%

FIXED INCOME PRE-TAX YIELD AS OF
	DECEMBER 31, 1999*                      5.96%

AVERAGE MATURITY AS OF
	DECEMBER 31, 1999                         4.5 years

DURATION AS OF DECEMBER 31, 1999                  3.4 years

*Includes pre-tax yield on municipal securities which have a pre-tax yield that is lower than taxable securities, but which have a higher effective after-tax yield.

FOCUS ON M/G TRANSPORT

	M/G Transport Services and its sales and marketing arm, MGT Services Inc., have successfully filled a niche in the transportation marketplace for many years, and today account for about seven percent of Midland's total revenues.

	Collectively known as M/G, the barge affreightment company operates in New Orleans, Louisiana. In 1999 M/G generated $1.8 million in pre-tax income for Midland, as compared to $4.4 million in 1998, with much of the decrease caused by a disruption in operating patterns due to low oil prices. Among the disrupting factors were a drop in the short-term demand for barite-a lubricating mud used in oil drilling-and a disruption in shipping patterns for petroleum coke.
	Management is confident M/G can continue to contribute to the company's earnings and operating cash flow. With oil prices rising in late 1999, M/G expects a return to more normal operating patterns in 2000.

A FOCUS ON SERVICE, FLEXIBILITY AND EFFICIENCY
	M/G provides superior service to large industrial clients, transporting dry cargo such as petroleum coke, barite, fertilizer, sugar, iron ore, grain and other commodities. The operations are concentrated on the Lower Mississippi River and westbound on the Gulf Intercoastal Waterway.
	As of December 31, 1999, M/G serves its customers with a fleet of 242 jumbo hopper barges, owned or leased by the company. During 1999, the company added 20 steel roll top barges to its fleet through an operating lease. M/G supplements its fleet by chartering equipment or renting space from other operators as necessary to meet customer needs, thus providing operating flexibility.
	M/G has been a lucrative investment for Midland, in particular because of its efficient operations. M/G generated $31.3 million in revenue and $4.1 million in operating cash flow in 1999, while operating with an experienced staff of 17 employees who know how to efficiently exploit the niche market in which they operate. M/G remains attuned to market conditions and will respond with acquisitions as necessary to meet customer demand. Management believes capital expenditures can be funded from internally generated cash or bank debt.


SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES                            For the Years Ended December 31,
(Amounts in thousands, except per share data)     1999       1998       1997       1996       1995       1994
--------------------------------------------- -------------------------------------------------------------------
Income Statement Data
Revenues:
 Insurance:
  Premiums earned                               $400,991   $375,478   $311,159   $280,614   $263,006   $206,339
  Net investment income                           25,292     23,908     21,332     18,269     16,107     10,090
  Net realized investment gains                    3,486      6,354      4,170      2,690      2,373      2,189
  Other insurance income                           6,793      2,508      1,557      1,602        618        844
 Transportation(a)                                31,327     33,059     34,933     34,064     30,371     53,163
 Other                                             1,237      1,055        617        499        752        858
					      -------------------------------------------------------------------
    Total                                        469,126    442,362    373,768    337,738    313,227    273,483
					      -------------------------------------------------------------------

Costs and Expenses:
 Insurance:
  Losses and loss adjustment expenses            204,365    210,015    171,163    172,426    136,211    113,096
  Commissions and other
   policy acquisition costs                      114,212    103,169     79,518     81,533     80,520     64,557
  Operating and administrative expenses           66,541     54,309     49,118     41,355     39,475     26,103
  Transportation operating expenses(a)            29,255     28,287     30,079     31,163     28,033     47,820
  Interest expense                                 4,067      4,991      4,983      4,829      3,037      3,800
  Other operating and
   administrative expenses                         6,973      4,064      4,204      3,115      3,462      2,807
					      -------------------------------------------------------------------
     Total                                       425,413    404,835    339,065    334,421    290,738    258,183
					      -------------------------------------------------------------------

Income from Continuing Operations
 Before Federal Income Tax                        43,713     37,527     34,703      3,317     22,489     15,300
Provision (Credit) for Federal Income Tax         12,534     10,595     10,336       (426)     6,441      3,663
					      -------------------------------------------------------------------
Income from Continuing Operations                 31,179     26,932     24,367      3,743     16,048     11,637
Loss from Discontinued Operations(b)                  --         --     (6,817)    (2,675)    (6,496)    (2,218)
					      -------------------------------------------------------------------
Net Income                                      $ 31,179   $ 26,932   $ 17,550   $  1,068   $  9,552   $  9,419
					      ===================================================================

Basic Earnings (Loss) Per Share
 of Common Stock(d):
  Continuing operations                         $   3.42   $   2.99   $   2.72   $    .42   $   1.81   $   1.31
  Discontinued operations                             --         --       (.76)      (.30)      (.73)      (.25)
					      -------------------------------------------------------------------
    Total                                       $   3.42   $   2.99   $   1.96   $    .12   $   1.08   $   1.06
					      ===================================================================

Diluted Earnings (Loss) Per Share
 of Common Stock(d):
  Continuing operations                         $   3.30   $   2.86   $   2.63   $    .41   $   1.74   $   1.27
  Discontinued operations                             --         --       (.74)      (.29)      (.70)      (.24)
					      -------------------------------------------------------------------
    Total                                       $   3.30   $   2.86   $   1.89   $    .12   $   1.04   $   1.03
					      ===================================================================

Cash Dividends Per Share
 of Common Stock(d):                            $    .27   $    .25   $    .23   $    .22   $    .21   $    .19
					      ===================================================================

				       18


THE MIDLAND COMPANY AND SUBSIDIARIES                            For the Years Ended December 31,
(Amounts in thousands, except per share data)     1999       1998       1997       1996       1995       1994
--------------------------------------------- -------------------------------------------------------------------
Balance Sheet Data
Total Cash and Marketable Securities            $620,957   $593,857   $504,106   $403,804   $373,275   $282,116
Total Assets                                     888,057    837,220    760,463    655,979    600,905    479,497
Total Debt                                        69,838     76,085     92,309     95,170    101,076     74,637
Unearned Insurance Premiums                      312,838    255,115    240,340    208,417    190,948    158,316
Insurance Loss Reserves                          133,713    125,496    120,134     95,830     68,347     57,715
Shareholders' Equity                             258,002    248,832    197,026    159,688    156,595    132,437
Book Value Per Share(d)                         $  27.11   $  26.61   $  21.11   $  17.50   $  17.28   $  14.73
Common Shares Outstanding(d)                       9,516      9,352      9,334      9,126      9,060      8,991

Other Data
Midland Consolidated
Operating Income from
Continuing Operations(c)                        $ 28,913   $ 22,802   $ 21,657   $  1,995   $ 14,506   $ 10,214
					      ===================================================================

Operating Income Per Share
from Continuing Operations(Diluted)(c,d)        $   3.06   $   2.42   $   2.33   $    .22   $   1.57   $   1.12
					      ===================================================================

AMIG's Property and Casualty Operations
Direct and Assumed Written Premiums             $472,041   $445,286   $422,982   $387,165   $376,330   $275,509
Net Written Premium                              439,863    390,831    342,310    290,355    285,306    235,821

Loss and Loss Adjustment Expense Ratio (GAAP)      51.2%      56.1%      55.1%      61.8%      52.0%      55.0%
Underwriting Expense Ratio (GAAP)                  43.2%      40.8%      40.7%      42.5%      45.2%      43.5%
Combined Ratio (GAAP)                              94.4%      96.9%      95.8%     104.3%      97.2%      98.5%

Statutory Capital and Surplus                    220,080    217,091    164,128    124,131    113,189     89,910
Net Written Premium to Statutory Surplus            2.0x       1.8x       2.1x       2.3x       2.5x       2.6x

M/G Transport's Transportation Operations(a)
Net Revenues                                    $ 31,327   $ 33,059   $ 34,933   $ 34,064   $ 30,371   $ 53,163
Net Income                                         1,169      2,994      3,126      1,938      1,585      2,000
Total Assets                                      31,683     41,576     44,544     41,458     48,375     52,534
Shareholders' Equity                              11,245     19,075     19,081     15,658     34,219     32,736

Footnotes:
(a)  M/G Transport sold approximately 66% of its assets in December 1994.
(b)  On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.
(c)  Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.
(d)  Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998.


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	The Midland Company (the Company or Midland), through its wholly owned subsidiaries, is primarily a specialty property and casualty insurance company, with more than 60 percent of its premium volume related to insuring manufactured housing. In addition, Midland owns a barge chartering and freight brokerage operation that accounts for less than 10 percent of its consolidated revenues.

LINES OF BUSINESS AND REPORTABLE SEGMENTS
	The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to Midland's two primary lines of business and three reportable segments: manufactured housing insurance, other insurance and transportation. A description of the operations of each of these lines of business, is included below.

Insurance (Manufactured Housing and Other Insurance)
	The Company's specialty insurance operations are conducted through American Modern Insurance Group, Inc. (AMIG), a wholly-owned subsidiary of the Company and a holding company for six property and casualty insurance companies, two credit life insurance companies and four licensed insurance agencies. Other subsidiaries of AMIG offer warranty and extended service products and loan origination services and operate Ameritrac, AMIG's proprietary loan and lease tracking service. AMIG is licensed, through its subsidiaries, to write insurance in all 50 states and the District of Columbia. The majority of AMIG's business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. Other insurance products include Homeowner's, Lower Valued Homes, Dwelling Fire, Mortgage Fire, Collateral Protection, Watercraft, Specialty Automobile, Credit Life, Recreational Vehicle, Long-Haul Truck, Commercial Park and Dealer, Excess and Surplus Lines and Extended Service Contracts.

Transportation
	M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport), the Company's transportation subsidiaries, charter barges and broker freight for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargos primarily on the lower Mississippi River and its tributaries.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Insurance

Insurance Premiums
	Direct and assumed written premiums generated from AMIG's property and casualty and life insurance subsidiaries for the year ended December 31, 1999 increased 7.8% to $493.2 million from $457.6 million in 1998. Net earned premiums for the year increased 6.8% to $401.0 million from $375.5 million in 1998. The difference in growth rates between the direct and assumed written premiums and net earned premiums is due primarily to the growth in the amount of multi-year credit life insurance premium produced in 1999 compared to 1998.
	The growth in direct and assumed written premiums is primarily the result of volume increases in manufactured home and related coverages premium. Manufactured home and related coverages direct and assumed written premium increased 9.1% to $324.4 million in 1999 from $297.3 million in 1998. Direct and assumed written premiums of all other specialty insurance products (both property and casualty and life) increased approximately 5.3% to $168.8 million in 1999 from $160.3 million in 1998. This increase is due primarily to an overall increase in the volume of direct and assumed written premium produced by AMIG's credit life companies. In total, direct and assumed written credit life premium increased 72.2% to $21.2 million in 1999 from $12.3 million in 1998. Premium rate increases also contributed to AMIG's overall direct and assumed premium growth, but to a lesser degree than volume increases.

Other Insurance Income (Fee Income)
	AMIG's other insurance income increased to $6.8 million in 1999 from $2.5 million in 1998. The increase is primarily the result of the continued growth of AMIG's warranty, loan facilitation and agency fee businesses. This increase is consistent with AMIG's ongoing strategy to develop its fee income revenue opportunities.

Investment Income and Realized Capital Gains
	AMIG's net investment income (before taxes and excluding net realized capital gains) increased 5.8% to $25.3 million in 1999 from $23.9 million in 1998. The increase in investment income was primarily the result of the investment of positive cash flow generated from underwriting activities and the continued growth of AMIG's investment portfolio. AMIG's investment portfolio increased $23.4 million to $610.4 million in market value at December 31, 1999. This increase in the market value of the investment portfolio was the result of the investment of positive cash flow from underwriting activities and investment income and net realized capital gains generated from the portfolio, offset, in part, by a $31.2 million decrease in the unrealized appreciation in the market value of securities held. The decrease in unrealized appreciation was primarily the result of a significant decline in the market value of AMIG's investment in the common stock of Firstar Corporation. The market value of AMIG's investment in Firstar Corporation declined to $49.3 million at December 31, 1999 from $72.4 million at December 31, 1998. After-tax net realized capital gains decreased to $2.3 million, $0.24 per share (diluted) in 1999, from $4.1 million, $0.44 per share (diluted) in 1998.

Losses and Loss Adjustment Expenses (LAE)
	Insurance Losses and LAE decreased 2.7% to $204.4 million in 1999 from $210.0 million in 1998. This decrease was achieved despite the increase in earned premium and is due primarily to a decrease in the level of weather-related catastrophe losses, net of reinsurance, in 1999 compared to 1998. Although the number of weather-related catastrophes dropped to 27 in 1999 from 37 in 1998, their gross impact was much more severe in 1999, primarily because of Hurricane Floyd. The Company's catastrophe reinsurance program, however, substantially mitigated the financial impact of Hurricane Floyd and other catastrophes in 1999. Net weather-related catastrophe losses (after the effects of reinsurance recoveries and related reinstatement premiums) amounted to $19.8 million, on a pre-tax basis, representing 5.9 percentage points of the 94.4% combined ratio (ratio of losses and expenses as a percent of earned premiums) for the property and casualty operations in 1999. This compares to net weather-related catastrophe losses in 1998 totaling $33.9 million, on a pre-tax basis, representing approximately 9.2 percentage points of the 96.9% combined ratio for the property and casualty operations.

Commissions, Other Policy Acquisition Costs and Other Operating and Administration Expenses
	Commissions, other policy acquisition costs and other operating and administrative expenses increased 14.8% to $180.8 million in 1999 from $157.5 million in 1998. This increase is due primarily to the aforementioned continued growth in net earned premiums and other insurance income coupled with the effects of improvements in the underlying loss experience and changes in the level of reinsurance activities.

Overall Property and Casualty Underwriting Results
	AMIG's property and casualty operations generated a pre-tax underwriting income (property and casualty insurance premiums less losses, commissions and operating expenses) of $22.1 million in 1999 compared to $11.1 million in 1998. This resulted in a combined ratio of 94.4% in 1999 compared to 96.9% in 1998.

Transportation
	Transportation revenues decreased 5.2% to $31.3 million in 1999 from $33.1 million in 1998. The decrease was primarily the result of a reduced demand for the petroleum coke and barite (a drilling mud used by offshore refineries) products that affected shipping patterns in 1999 compared to 1998. In total, transportation's pre-tax profits decreased to $1.8 million in 1999 from $4.4 million in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Insurance

Insurance Premiums
	Direct and assumed written premiums generated from AMIG's property and casualty and life insurance subsidiaries for the year ended December 31, 1998 increased 5.2% to $457.6 million from $435.0 million in 1997. Net earned premiums for the year increased 20.7% to $375.5 million from $311.2 million in 1997. The disparity in growth rates between the direct and assumed written premiums and net earned premiums is due primarily to changes in a quota-share reinsurance agreement in 1998 compared to 1997.
	The growth in direct and assumed written premiums is primarily the result of volume increases in manufactured home and related coverages premium. Manufactured home and related coverages direct and assumed written premium increased 13.2% to $297.3 million in 1998 from $262.7 million in 1997. Volume decreases in the production of certain other specialty property and casualty insurance programs partially offset the increase in manufactured home and related coverages in 1998 compared to 1997. Premium rate increases also contributed to AMIG's overall direct and assumed premium growth, but to a lesser degree than the aforementioned volume increases.

Investment Income and Realized Capital Gains
	AMIG's net investment income (before taxes and excluding net realized capital gains) increased 12.2% to $23.9 million in 1998 from $21.3 million in 1997. The increase in investment income was primarily the result of the investment of positive cash flow generated by underwriting activities and the continued growth of AMIG's investment portfolio. AMIG's investment portfolio increased by $91.5 million to $587 million in market value at December 31, 1998. The portfolio increase was due primarily to three factors: 1) investment of cash flow from underwriting activities, 2) investment income and net realized capital gains generated from the portfolio and 3) unrealized appreciation in the market value of the securities held. This increase was driven by the relatively strong stock market in 1998 which caused a significant increase in the value of AMIG's equity investments, including its investment in the common stock of Firstar Corporation that increased in market value from $44.6 million at December 31, 1997 to approximately $72.4 million at December 31, 1998.
After-tax net realized capital gains increased to $4.1 million, $0.44 per share (diluted) in 1998, from $2.7 million, $0.30 per share (diluted) in 1997.

Losses and Loss Adjustment Expenses (LAE)
	Insurance Losses and LAE increased 22.7% to $210.0 million in 1998 from $171.2 million in 1997. This increase is due primarily to an increase in the level of weather-related catastrophe losses, net of reinsurance, compared to the prior year and a change in a quota-share reinsurance agreement that occurred in 1998. Weather-related catastrophe losses amounted to $33.9 million, on a pre-tax basis, representing approximately 9.2 percentage points of the 96.9% combined ratio (ratio of losses and expenses as a percent of earned premiums) for the property and casualty operations in 1998. This compares to weather-related catastrophe losses in 1997 totaling $13.8 million, on a pre-tax basis, representing approximately 4.5 percentage points of the 95.8% combined ratio for the property and casualty operations.

Commissions, Other Policy Acquisition Costs and Other Operating and Administration Expenses
	Commissions, other policy acquisition costs and other operating and administrative expenses increased 22.5% to $157.5 million in 1998 from $128.6 million in 1997. This increase is due primarily to the continued growth in net earned premiums and other insurance income coupled with a change in the level of reinsurance activities.

Overall Property and Casualty Underwriting Results
	AMIG's property and casualty operations generated a pre-tax underwriting income of $11.4 million in 1998 compared to $12.9 million in 1997. This resulted in a combined ratio of 96.9% in 1998 compared to 95.8% in 1997.

Transportation
	Transportation revenues decreased 5.2% to $33.1 million in 1998 from $34.9 million in 1997. This fluctuation was due primarily to decreases in the loadings of barite, a drilling mud used by offshore refineries. Transportation's pre-tax profits amounted to $4.4 million in both 1998 and 1997.

1997 Discontinued Operations
	On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million. The cash proceeds from this transaction were primarily used to reduce the Company's short-term bank borrowings. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and are reported separately from continuing operations. Financial results have not been affected by this discontinued subsidiary since the date of sale.

LIQUIDITY AND CAPITAL RESOURCES

Holding Company Operations
	Midland and AMIG are holding companies which rely primarily on dividends and management fees from their subsidiaries to assist in servicing their debt, paying their operating expenses and paying dividends to their respective stockholders. The payment of dividends to these holding companies from many of AMIG's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on the Company's or AMIG's liquidity or their ability to meet their long or short-term operating, financing or capital obligations.
	Midland issues commercial paper, generally below the bank prime borrowing rates, and has $47 million of conventional short-term credit lines available at costs, not exceeding prime borrowing rates. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates. Outstanding interest bearing debt, not allocable to either the insurance or transportation operations, as of December 31, 1999 amounted to approximately $47.1 million. The December 31, 1999 balance of outstanding interest bearing debt consisted of short-term borrowings on conventional lines of credit of $18.0 million, $5.5 million in commercial paper, $0.6 million related to a collateralized equipment obligations, $18.6 million in mortgage obligations and $2.0 million in other short-term borrowings.
	Expenditures for the acquisition of business, property, plant and equipment, other than for barge acquisitions discussed below, amounted to $3.2 million, $4.9 million and $7.6 million for years ended December 31, 1999, 1998 and 1997, respectively. The Company declared $2.6 million in dividends payable to its shareholders during 1999 compared to $2.3 million in 1998.
	In October 1999, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock over a six-month period.

Insurance
	AMIG generates cash inflows primarily from insurance premiums, investment income and proceeds from sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes, dividends to the Company and the purchase of marketable securities. In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by the Company's insurance subsidiaries are primarily property-related coverages that result in relatively rapid claim payments. The average maturity and duration of AMIG's debt security investment portfolio as of December 31, 1999 was approximately 4.5 and 3.4 years, respectively, which management believes provides adequate asset/liability matching. AMIG also has a $40 million long-term credit facility available on a revolving basis at various rates. As of December 31, 1999, $20 million was outstanding on this credit facility. Cash flow from the insurance operations is expected to remain sufficiently positive to meet AMIG's future operating requirements and to provide for reasonable dividends to the Company.
	As of December 31, 1999, AMIG's property and casualty statutory surplus was $220.1 million resulting in a premium to surplus ratio of 2.0 for the year ended December 31, 1999.

Transportation
	M/G Transport generates its cash inflows primarily from affreightment revenue. The primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to the Company and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficiently positive to meet future operating requirements while providing for reasonable dividends to the Company.
	The transportation subsidiaries entered into a fifteen-year operating lease for 20 new steel roll-top barges in the third quarter of 1999. Aggregate rental payments over the next fifteen years will approximate $8.2 million.
There were no barge acquisitions during 1998. However, M/G Transport acquired 41 steel roll-top barges in 1997. The total cost of these barges was approximately $11.9 million. The 1997 acquisitions were financed primarily with internally generated capital and short-term bank borrowings. There are currently no additional acquisition commitments outstanding. Any additional acquisitions will likely be generated through a combination of internally financed funds, external borrowings or lease transactions. As of December 31, 1999, the transportation subsidiaries had $5.1 million of collateralized equipment obligations outstanding.

OTHER MATTERS

Market Risk
	Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. The Company's market risk exposures are substantially related to AMIG's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows:
	Interest rate risk is the risk that AMIG will incur economic losses due to adverse changes in interest rates. The risk arises from many of AMIG's investment activities, as AMIG invests substantial funds in interest-sensitive assets. AMIG manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures AMIG uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 3.4 year duration of AMIG's fixed income portfolio at December 31, 1999, management estimates that a 100 basis point increase in interest rates ("rate shock") would decrease the net fair value of its $482.0 million debt security portfolio by approximately 3.4% or $16.4 million.
	Equity price risk is the risk that AMIG will incur economic losses due to adverse changes in a particular stock or stock index. AMIG's equity exposure consists primarily of declines in the value of its equity security holdings. At December 31, 1999, AMIG had approximately $128.4 million in equity holdings, including $49.3 million of Firstar Corporation common stock. A 10% decrease in the market value of Firstar Corporation's common stock would decrease the fair value of its equity portfolio by approximately $4.9 million. At December 31, 1999, AMIG's portfolio of equity securities has a beta coefficient (a measure of stock price volatility) of approximately 1.07. This means that, in general, if the S&P Index decreases by 10%, management estimates that the fair value of its equity portfolio will decrease by approximately 10.7%.
	The active management of market risk is integral to AMIG's operations. AMIG has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

Other Comprehensive Income
	For the Company, the only difference between net income and comprehensive income is the net change in unrealized gain on marketable securities. As discussed above, the primary component of the net change in unrealized gains on marketable securities was the change in the market value of the Company's equity investments during each of the years presented. For the year ended December 31, 1999, such net unrealized gains decreased (net of income tax effects) by $21.1 million. For the years ended December 31, 1998 and 1997, the net unrealized gains increased (net of income tax effects) by $26.4 million and $20.5 million, respectively.

Year 2000
	The Year 2000 Issue arises from the common computer programming convention of using a two digit shorthand to represent a calendar year
(i.e., "99" means 1999). Some computer systems and embedded chips may not recognize the entry "00" as the two digit shorthand for calendar year 2000.
This could lead to erroneous results or, in the worst case, to system shutdowns.
	The Company successfully completed its Year 2000 Work Plan and has not experienced material adverse consequences on its operations resulting from non-compliance of either its information technology or non-information technology systems.
	To date, Midland has not experienced material adverse consequences related to the operations of customers or vendors, nor is it aware of exposures related to customers or vendors. However, there can be no assurance that future system failures of other companies on which the Company relies would not have an adverse impact on Midland's operations. Cost associated with any such failure cannot be reasonably estimated.
	Through December 31, 1999, the Company had expended approximately $1.1 million on the Year 2000 Work Plan.

Impact of Inflation
	Management does not consider the impact of the change in prices due to inflation to be material in the analysis of the Company's overall operations.

PRIVATE SECURITIES REFORM ACT OF 1995-FORWARD LOOKING STATEMENTS DISCLOSURE
	This Report contains forward looking statements. For purposes of this Report, a "Forward Looking Statement", within the meaning of the Securities Reform Act of 1995, is any statement concerning the year 2000 and beyond. The actions and performance of the Company and its subsidiaries could deviate materially from what is contemplated by the forward looking statements contained in this Report. Factors which might cause deviations from the forward looking statements include, without limitations, the following: 1) changes in the laws or regulations affecting the operations of the Company or any of its subsidiaries, 2) changes in the business tactics or strategies of the Company or any of its subsidiaries, 3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the Company or any of its subsidiaries, 4) changing market forces or litigation which necessitate, in management's judgment, changes in plans, strategy or tactics of the Company or its subsidiaries and 5) adverse weather conditions, fluctuations in the investment markets, changes in the retail marketplace or fluctuations in interest rates, any one of which might materially affect the operations of the Company and/or its subsidiaries. Any forward-looking statement speaks only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDIARIES              Years Ended December 31,
(Amounts in thousands, except per
  share data)                                1999          1998          1997
----------------------------------------  --------------------------------------
Revenues:
  Insurance:
    Premiums earned                        $400,991      $375,478      $311,159
    Net investment income                    25,292        23,908        21,332
    Net realized investment gains             3,486         6,354         4,170
    Other insurance income                    6,793         2,508         1,557
  Transportation                             31,327        33,059        34,933
  Other                                       1,237         1,055           617
					  --------------------------------------
     Total                                  469,126       442,362       373,768
					  --------------------------------------

Costs and Expenses:
  Insurance:
    Losses and loss adjustment expenses     204,365       210,015       171,163
    Commissions and other policy
      acquisition costs                     114,212       103,169        79,518
    Operating and administrative expenses    66,541        54,309        49,118
  Transportation operating expenses          29,255        28,287        30,079
  Interest expense                            4,067         4,991         4,983
  Other operating and
    administrative expenses                   6,973         4,064         4,204
					  --------------------------------------
     Total                                  425,413       404,835       339,065
					  --------------------------------------
Income from Continuing Operations
  Before Federal Income Tax                  43,713        37,527        34,703
Provision for Federal Income Tax             12,534        10,595        10,336
					  --------------------------------------
Income from Continuing Operations            31,179        26,932        24,367
					  --------------------------------------
Discontinued Operations:
  Loss from discontinued operations less
    related income tax credit of
    $1,881                                       --            --        (3,492)
  Loss on disposal of assets less related
    income tax credit of $1,790                  --            --        (3,325)
					  --------------------------------------
Loss from Discontinued Operations                --            --        (6,817)
					  --------------------------------------
Net Income                                 $ 31,179      $ 26,932      $ 17,550
					  ======================================

Basic Earnings (Loss) Per Share of Common Stock:
Continuing operations                      $   3.42      $   2.99      $   2.72
Discontinued operations                          --            --          (.76)
					  --------------------------------------
Total                                      $   3.42      $   2.99      $   1.96
					  ======================================

Diluted Earnings (Loss) Per Share of Common Stock:
Continuing operations                      $   3.30      $   2.86      $   2.63
Discontinued operations                          --            --          (.74)
					  --------------------------------------
Total                                      $   3.30      $   2.86      $   1.89
					  ======================================

Cash Dividends Per Share of Common Stock   $    .27      $    .25      $    .23
					  ======================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES                    December 31,
(Amounts in thousands)                                1999        1998
-------------------------------------------------  ----------------------
ASSETS
Marketable Securities:
  Fixed income (cost, $488,492 in 1999 and
    $443,975 in 1998 )                              $479,772    $453,422
  Equity (cost, $46,400 in 1999 and
    $37,736 in 1998)                                 131,087     136,748
						   ----------------------
    Total                                            610,859     590,170
						   ----------------------
Cash                                                  10,098       3,687
						   ----------------------
Accounts Receivable-Net                               60,426      59,341
						   ----------------------
Reinsurance Recoverables and
 Prepaid Reinsurance Premiums                         43,151      33,955
						   ----------------------
Property, Plant and Equipment-Net                     62,585      67,837
						   ----------------------
Deferred Insurance Policy Acquisition Costs           85,168      63,962
						   ----------------------
Other Assets                                          15,770      18,268
						   ----------------------

Total Assets                                        $888,057    $837,220
						   ======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Unearned Insurance Premiums                         $312,838    $255,115
						   ----------------------
Insurance Loss Reserves                              133,713     125,496
						   ----------------------
Insurance Commissions Payable                         20,291      20,272
						   ----------------------
Funds Held Under Reinsurance Agreements and
  Reinsurance Payables                                 3,097      14,624
						   ----------------------
Long-Term Debt                                        44,288      54,563
						   ----------------------
Other Notes Payable:
Banks                                                 20,000      15,000
Commercial paper                                       5,550       6,522
						   ----------------------
Total                                                 25,550      21,522
						   ----------------------
Deferred Federal Income Tax                           28,171      39,305
						   ----------------------
Other Payables and Accruals                           62,107      57,491
						   ----------------------
Commitments and Contingencies                             --          --
						   ----------------------
Shareholders' Equity:
  Common stock (issued and outstanding: 9,516
    shares at December 31, 1999 and 9,352 shares
    at December 31, 1998 after deducting treasury
    stock of 1,412 shares and 1,576 shares,
    respectively)                                        911         911
  Additional paid-in capital                          18,583      15,947
  Retained earnings                                  207,005     178,398
  Accumulated other comprehensive income              49,388      70,507
  Treasury stock (at cost)                           (15,786)    (15,293)
  Unvested restricted stock awards                    (2,099)     (1,638)
						   ----------------------
Total                                                258,002     248,832
						   ----------------------
Total Liabilities and Shareholders' Equity          $888,057    $837,220
						   ======================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


(Amounts in thousands)  Years Ended December 31, 1999, 1998, and 1997
-----------------------------------------------------------------------------------------------------------------------
							     Accumulated             Unvested
				       Additional           Other Compre-           Restricted                Compre-
			       Common   Paid-In    Retained    hensive  Treasury      Stock                   hensive
				Stock   Capital    Earnings    Income     Stock       Awards      Total       Income
-----------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997        $911    $14,846    $138,423    $23,587    $(16,621)   $(1,458)    $159,688
Comprehensive income:
  Net income                                         17,550                                         17,550    $17,550
  Increase in unrealized gain
   on marketable securities,
   net of related income tax
   effect of $11,060                                            20,536                              20,536     20,536
													      --------
Total comprehensive income                                                                                    $38,086
													      ========
Purchase of treasury stock                                                     (17)                    (17)
Issuance of treasury stock
 for options exercised and
 employee savings plan                       92                                512                     604
Cash dividends declared                              (2,176)                                        (2,176)
Restricted stock awards                     626                              1,808     (2,434)
Amortization and cancellation of
 unvested restricted stock awards          (205)                              (386)     1,432          841
			       ----------------------------------------------------------------------------
Balance, December 31, 1997       911     15,359     153,797     44,123     (14,704)    (2,460)     197,026
Comprehensive income:
  Net income                                         26,932                                         26,932    $26,932
  Increase in unrealized gain
   on marketable securities,
   net of related income tax
   effect of $14,207                                            26,384                              26,384     26,384
													      --------
Total comprehensive income                                                                                    $53,316
													      ========
Purchase of treasury stock                                                  (1,271)                 (1,271)
Issuance of treasury stock
 for options exercised and
 employee savings plan                      620                                738                   1,358
Cash dividends declared                              (2,331)                                        (2,331)
Amortization and cancellation of
 unvested restricted stock awards           (32)                               (56)       822          734
			       ----------------------------------------------------------------------------
Balance, December 31, 1998       911     15,947     178,398     70,507     (15,293)    (1,638)     248,832
Comprehensive income:
  Net income                                         31,179                                         31,179    $31,179
  Decrease in unrealized gain
   on marketable securities,
   net of related income tax
   effect of $(11,373)                                         (21,119)                            (21,119)   (21,119)
													      --------
Total comprehensive income                                                                                    $10,060
													      ========
Purchase of treasury stock                                                  (3,709)                 (3,709)
Issuance of treasury stock
 for options exercised and
 employee savings plan                      315                              1,985                   2,300
Cash dividends declared                              (2,572)                                        (2,572)
Federal income tax benefit
 related to exercise of
 stock options                              940                                                        940
Restricted stock awards                   1,411                              1,266     (2,677)
Amortization and cancellation of
 unvested restricted stock awards           (30)                               (35)     2,216        2,151
			       ----------------------------------------------------------------------------
Balance, December 31, 1999      $911    $18,583    $207,005    $49,388    $(15,786)   $(2,099)    $258,002
			       ============================================================================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES
(Amounts in thousands, except                     Years Ended December 31,
per share data)                               1999          1998          1997
----------------------------------------  --------------------------------------
Cash Flows from Operating Activities:
  Net income                               $ 31,179      $ 26,932      $ 17,550
  Loss from discontinued operations             --             --         6,817
					  --------------------------------------
  Income from continuing operations          31,179        26,932        24,367
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation and amortization            10,287         8,798        10,269
    Net gains from sale of investments       (3,486)       (6,354)       (4,170)
    Increase in unearned insurance premiums  57,723        14,775        31,923
    Increase in deferred insurance policy
     acquisition costs                      (21,206)       (8,372)      (10,248)
    Decrease in funds held under
     reinsurance agreements and
     reinsurance payables                   (11,527)         (819)      (11,506)
    Decrease (increase) in reinsurance
     recoverables and prepaid
     reinsurance premiums                    (9,196)       15,061         3,789
    Increase in insurance loss reserves       8,217         5,362        24,304
    Decrease (increase) in other assets       5,402        (2,947)       (2,308)
    Increase in other accounts
     payable and accruals                     4,002         7,417        11,240
    Increase in net accounts receivable        (632)         (602)       (4,865)
    Increase (decrease) in deferred
     federal income tax                         239        (1,082)       (1,725)
    Increase in insurance commissions
     payable                                     19         1,239         5,212
    Other-net                                 1,725           698          (427)
					  --------------------------------------
       Net cash provided by
	continuing operations                72,746        60,106        75,855
       Net cash used in discontinued
	operations                               --            --        (2,104)
					  --------------------------------------
       Net cash provided by
	operating activities                 72,746        60,106        73,751
					  --------------------------------------

Cash Flows from Investing Activities:
  Purchase of marketable securities        (207,321)     (277,853)     (207,474)
  Sale of marketable securities             130,296       191,014        88,687
  Maturity of marketable securities          35,913        35,034        41,165
  Decrease (increase) in cash equivalent
   marketable securities                     (9,588)        6,937        15,404
  Acquisition of property, plant and
   equipment                                 (3,173)       (4,948)      (19,538)
  Net cash used in business acquisition      (2,636)           --            --
  Proceeds from sale of property, plant
   and equipment                                345         6,003         1,561
  Proceeds from sale of discontinued
   operations                                    --            --        13,330
					  --------------------------------------
       Net cash used in investing
	activities                          (56,164)      (43,813)      (66,865)
					  --------------------------------------

Cash Flows from Financing Activities:
  Repayment of long-term debt               (10,275)       (8,358)       (3,664)
  Increase (decrease) in net short-term
   borrowings                                 4,028        (8,269)       (2,909)
  Purchase of treasury stock                 (3,709)       (1,271)          (17)
  Dividends paid                             (2,515)       (1,746)       (2,677)
  Issuance of treasury stock                  2,300         1,358           604
  Issuance of long-term debt                     --           403         3,712
					  --------------------------------------
       Net cash used in financing
	activities                          (10,171)      (17,883)       (4,951)
					  --------------------------------------
Net Increase (Decrease) in Cash               6,411        (1,590)        1,935
Cash at Beginning of Period                   3,687         5,277         3,342
					  --------------------------------------
Cash at End of Period                      $ 10,098      $  3,687      $  5,277
					  ======================================

Interest Paid                              $  4,008      $  4,946      $  6,148
Income Taxes Paid                          $ 11,500      $ 10,690      $  4,655

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 1999, 1998 and 1997

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	The Company operates generally in two industries -insurance and transportation with the most significant business activities being in insurance.
	The accounting policies of the Company and its subsidiaries conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use numerous estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

	Principles of Consolidation-The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.

	Marketable Securities-Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.

	Property and Depreciation-Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 5 to 7 years, and barges - 20 years).

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

	Insurance Income-Premiums for physical damage and credit accident and health insurance, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit life premiums are recognized as income over the lives of the policies using a sum-of-the-digits method. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

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

	Allowance for Losses-Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover probable future losses.

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

	Transportation Revenues-Revenues for river transportation activities are recognized when earned based on contractual rates and the stage of transportation on inland waterway.

	Statements of Cash Flows-For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

	Fair Value of Financial Instruments-The book values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. The fair value of investments is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.

	Stock Option and Award Plans-The Company has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion No. 25.

	New Accounting Standards-The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" during 1998. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. Adoption of SFAS 133 is not expected to have a material impact on the reported results of operations or financial position of the Company.
	In October 1998, the AICPA issued SOP 98-7 "Deposit Accounting for Insurance and Reinsurance Contracts that Do Not Transfer Risk". SOP 98-7 is effective for fiscal years beginning after June 15, 1999. Adoption of SOP 98-7 is not expected to have a material impact on the reported results of operations or financial position of the Company.

	Reclassifications-Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.

2. DISCONTINUED OPERATIONS
	On September 29, 1997, the Company's sportswear subsidiary, CS Crable Sportswear, Inc., sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and reported separately from continuing operations. There have been no material financial results from this discontinued unit since the aforementioned date of sale. Revenues related to the discontinued operations amounted to $22.8 million in 1997.

3. MARKETABLE SECURITIES
				       Thousands of Dollars
			    -------------------------------------------
					 Gross Unrealized     Market
      1999                     Cost       Gains    Losses      Value
-----------------------------------------------------------------------
Governments                  $140,514   $    255   $ 2,323   $138,446
Municipals                    171,926        658     4,169    168,415
Corporates                    122,413         16     3,157    119,272
Cash Equivalents               38,674         --        --     38,674
Other-Notes Receivable          8,655         --        --      8,655
Accrued Interest                6,310         --        --      6,310
			    -------------------------------------------
Total                         488,492        929     9,649    479,772
			    -------------------------------------------
Equity Securities              45,970     85,980     1,293    130,657
Accrued Dividends                 430         --        --        430
			    -------------------------------------------
Total                          46,400     85,980     1,293    131,087
			    -------------------------------------------
Total Marketable Securities  $534,892   $ 86,909   $10,942   $610,859
			    ===========================================

				       Thousands of Dollars
			    -------------------------------------------
					 Gross Unrealized     Market
      1998                     Cost       Gains    Losses      Value
-----------------------------------------------------------------------
Debt Securities:
Governments                  $170,539   $  4,320   $   320   $174,539
Municipals                    161,699      4,366        99    165,966
Corporates                     77,000      1,496       316     78,180
Cash Equivalents               28,594         --        --     28,594
Accrued Interest                6,143         --        --      6,143
			    -------------------------------------------
Total                         443,975     10,182       735    453,422
			    -------------------------------------------
Equity Securities              37,445     99,537       525    136,457
Accrued Dividends                 291         --        --        291
			    -------------------------------------------
Total                          37,736     99,537       525    136,748
			    -------------------------------------------
Total Marketable Securities  $481,711   $109,719   $ 1,260   $590,170
			    ===========================================

	At December 31, 1999 and 1998, the market value of the Company's investment in the common stock of Firstar Corporation, which exceeded 10% of the Company's shareholders' equity, was $52.0 million and $76.3 million, respectively.
	The following is investment information summarized by investment category (amounts in 000's):
			       1999      1998      1997
			    ------------------------------
Investment Income:
Interest on Fixed
Maturities                   $ 26,152   $24,565   $21,626
Dividends on
Equity Securities               2,132     1,624     1,493
Other                          (1,719)   (1,221)     (731)
			    ------------------------------
Total                          26,565    24,968    22,388
Less Investment Expenses       (1,117)     (884)     (837)
			    ------------------------------
Net Investment Income        $ 25,448   $24,084   $21,551
			    ==============================

Net Realized Investment Gains:
 Fixed Income:
  Gross Realized Gains       $    404   $ 4,420   $   306
  Gross Realized Losses        (1,956)     (371)     (169)

 Equity Securities:
  Gross Realized Gains          7,290     5,683     5,859
  Gross Realized Losses        (2,252)   (3,378)   (1,826)
			    ------------------------------
 Net Realized Investment
  Gains                      $  3,486   $ 6,354   $ 4,170
			    ==============================

Change in Unrealized
 Investment Gains:
  Fixed Income               $(18,167)  $ 2,443   $ 4,590
  Equity Securities           (14,325)   38,148    27,006
			    ------------------------------
Change in Unrealized
 Investment Gains            $(32,492)  $40,591   $31,596
			    ==============================

	The cost and approximate market value of debt securities held at December 31, 1999, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).
						  Market
				       Cost        Value
				    -----------------------
One year or less                     $ 98,391    $ 98,182
After one year through five years     174,166     172,194
After five years through ten years    192,407     186,593
After 10 years                         23,528      22,803
				    -----------------------
Total                                $488,492    $479,772
				    =======================

4. RECEIVABLES-NET
	Accounts receivable at December 31, 1999 and 1998 are generally due within one year and consist of the following (amounts in 000's):

				   1999       1998
				---------------------
Insurance                        $55,509    $53,764
Transportation                     4,453      4,687
Other                              1,271      1,643
				---------------------
Total                             61,233     60,094
Less Allowance for Losses            807        753
				---------------------
Receivables-Net                  $60,426    $59,341
				=====================

5. PROPERTY, PLANT AND EQUIPMENT-NET
	At December 31, 1999 and 1998, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

					      1999         1998
					  ------------------------
Land                                       $  1,341     $  1,366
Buildings, Improvements,
Fixtures, etc.                               59,933       56,944
Transportation Equipment                     51,214       56,156
					  ------------------------
Total                                       112,488      114,466
Less Accumulated Depreciation
and Amortization                             49,903       46,629
					  ------------------------
Property, Plant and  Equipment-Net         $ 62,585     $ 67,837
					  ========================
	Total rent expense related to the rental of equipment included in the accompanying consolidated statements of income is (amounts in 000's) $6,566 in 1999, $5,496 in 1998 and $4,582 in 1997. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $3,329 - 2000;
$2,850 - 2001; $2,552 - 2002; $1,040 - 2003; $478 - 2004 and $5,756 -
thereafter.

6. DEFERRED INSURANCE POLICY ACQUISITION COSTS
	Acquisition costs incurred and capitalized during 1999, 1998 and 1997 amounted to $135.4 million, $111.5 million and $89.8 million, respectively. Amortization of deferred acquisition costs was $114.2 million, $103.2 million and $79.5 million for 1999, 1998 and 1997, respectively.

7. NOTES PAYABLE TO BANKS
	At December 31, 1999 and 1998, the Company had conventional lines of credit with commercial banks of $47 million and $50 million, respectively. The lines of credit in use under these agreements at December 31, 1999 and 1998 amounted to $18 million and $11 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $81,000 are currently paid to the lending institutions to maintain these credit agreements.
	Additionally, at December 31, 1999 and 1998, the Company had other short-term bank borrowings outstanding of $2 million and $4 million, respectively. These borrowings also constitute senior debt.
	The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 6.69% and 6.06% at December 31, 1999 and 1998, respectively.

8. LONG-TERM DEBT
	Long-term debt at December 31, 1999 and 1998 is summarized as follows (amounts in 000's):

					  1999        1998
				       ----------------------
Equipment Obligations, Due Through-
      6.45%   July 1, 2000              $ 1,330     $ 1,710
      7.10%   January 1, 2001               642       1,227
      6.79%   September 30, 2003            936       1,149
      6.50%   October 31, 2003            2,800       3,500
Mortgage Notes, Due Through-
      5.40%   December 1, 2003               --       7,559
      6.83%   December 20, 2005          18,580      19,195
Unsecured Notes Under a
 $40 million Credit Facility,
 Payments Beginning 2003-
     *7.32%  November 1, 2006            20,000      20,000
Capitalized Lease Obligations                --         223
				       ----------------------
  Total Obligations                      44,288      54,563
  Current Maturities                      3,554       3,225
				       ----------------------
   Non Current Portion                  $40,734     $51,338
				       ======================

*Rate in effect on December 31, 1999. The interest rate on this borrowing is adjusted quarterly to the LIBOR rate plus a margin of 1%.
	Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $34,366,000 at December 31, 1999.
	The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 1999 are (amounts in 000's): 2000 - $3,554;
2001 - $1,650; 2002 - $1,717; 2003 - $6,713; 2004 - $5,865.
	At December 31, 1999 and 1998, the carrying value approximated the fair value of the Company's long-term debt.

9. FEDERAL INCOME TAX
	The provision for federal income tax is summarized as follows
(amounts in 000's):

				 1999       1998       1997
			      --------------------------------
Current provision              $12,295    $11,677    $12,061
Deferred provision (credit)        239     (1,082)    (1,725)
			      --------------------------------
Total continuing operations     12,534     10,595     10,336
Discontinued operations             --         --     (3,671)
			      --------------------------------
Total                          $12,534    $10,595    $ 6,665
			      ================================

	The federal income tax provision related to income from continuing operations for the years ended December 31, 1999, 1998 and 1997 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):
				 1999       1998       1997
			      --------------------------------
Federal income tax
 at statutory rate             $15,300    $13,134    $12,146
Tax effect of:
 Tax exempt interest and
  excludable dividend income    (3,131)    (2,354)    (1,793)
 Other-net                         365       (185)       (17)
			      --------------------------------
Provision for federal
 income tax                    $12,534    $10,595    $10,336
			      ================================

	Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

				  1999       1998
			       ---------------------
Deferred tax liabilities:
 Deferred insurance policy
  acquisition costs             $26,876    $21,123
 Unrealized gain on
  marketable securities          26,579     37,952
 Accelerated depreciation         7,274      6,968
 Other                              319        407
			       ---------------------
  Sub-total                      61,048     66,450
			       ---------------------

Deferred tax assets:
 Unearned insurance premiums     19,744     16,402
 Pension expense                  5,099      4,197
 Insurance loss reserves          3,141      3,465
 Other                            4,893      3,081
			       ---------------------
  Sub-total                      32,877     27,145
			       ---------------------
Deferred federal income tax     $28,171    $39,305
			       =====================

	For 1999, $940,000 of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

10. REINSURANCE
	A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows (amount in 000's):
	     Direct    Assumed     Ceded       Net
	   --------------------------------------------
1999
----
 Written    $432,263   $39,778   $(32,178)   $439,863
 Earned      409,506    38,803    (55,620)    392,689

1998
----
 Written    $409,812   $36,436   $(54,478)   $391,770
 Earned      394,166    35,458    (60,573)    369,051

1997
----
 Written    $389,467   $34,497   $(81,253)   $342,711
 Earned      375,967    27,994    (98,406)    305,555

	The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 1999, 1998 and 1997 were (amounts in 000's): $62,003, $28,674 and $52,182, respectively.

11. INSURANCE LOSS RESERVES
	Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

			      1999        1998         1997
			  ------------------------------------
Balance at January 1       $108,697    $108,334    $  88,992
 Less reinsurance
  recoverables               20,430      26,433       24,208
			  ------------------------------------
Net balance at January 1     88,267      81,901       64,784
			  ------------------------------------
Incurred related to:
 Current year               211,066     208,811      163,035
 Prior years                (10,178)     (2,120)       5,230
			  ------------------------------------
Total incurred              200,888     206,691      168,265
			  ------------------------------------
Paid related to:
 Current year               159,045     157,530      113,841
 Prior years                 40,785      42,795       37,307
			  ------------------------------------
Total paid                  199,830     200,325      151,148
			  ------------------------------------
Net balance at
 December 31                 89,325      88,267       81,901
 Plus reinsurance
  recoverables               24,114      20,430       26,433
			  ------------------------------------
Balance at December 31     $113,439    $108,697     $108,334
			  ====================================

12. BENEFIT PLANS
	The Company has a qualified pension plan which provides for the payment of annual benefits to substantially all employees upon retirement. Such benefits are based on years of service and the employee's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. The Company also has a supplemental, unfunded pension plan.
	The following tables, which include amounts related to both the qualified and supplemental pension plans, illustrate (1) a reconciliation of the plans' benefit obligation, assets and funded status, (2) the weighted average assumptions used and (3) the components of the net periodic benefit cost (amounts in 000's except for percentages):

					 1999        1998
				     -----------------------
Qualified Plan
Change in benefit obligation:
Benefit obligation
 at beginning of year                 $ 25,864     $22,460
Service cost                             1,475       1,159
Interest cost                            1,961       1,734
Actuarial (gain)/loss                   (2,045)      1,777
Benefits paid                             (807)     (1,266)
				     -----------------------
Benefit obligation at end of year     $ 26,448     $25,864
				     =======================
Change in plan assets:
Fair value of plan assets
 at beginning of year                 $ 25,937     $22,587
Actual return on plan assets             7,238       4,616
Benefits paid                             (807)     (1,266)
				     -----------------------
Fair value of plan
 assets at end of year                $ 32,368     $25,937
				     =======================
Funded status:
Funded status at end of year          $  5,920     $    73
Unrecognized net
 actuarial (gain)/loss                 (13,938)     (5,317)
Unrecognized prior service cost          1,296         379
Unrecognized net transition
 asset                                    (783)       (948)
				     -----------------------
Accrued benefit cost                  $ (7,505)    $(5,813)
				     =======================

					 1999        1998
				     -----------------------
Supplemental Plan
Benefit obligation
 at beginning of year                 $  7,985     $ 6,268
Service cost                               139         210
Interest cost                              566         600
Plan amendments                           (658)         --
Actuarial (gain)/loss                     (848)        970
Gross benefits paid                        (89)        (63)
				     -----------------------
Benefit obligation at end of year
 (accumulated benefit obligation
 of $  6,321 and $6,648,
 respectively)                        $  7,095     $ 7,985
				     =======================

Funded status                         $ (7,095)    $ (7,985)
Unrecognized actuarial (gain)/loss       1,563        3,202
Unrecognized prior service cost            413          443
				     ------------------------
Accrued benefit cost                  $ (5,119)    $ (4,340)
				     ========================

			       1999     1998     1997
			    ----------------------------
Qualified and
 Supplemental Plans
Weighted-average
 assumptions as of
 December 31:
Discount rate                  7.75%    7.00%    7.25%
Expected return
 on plan assets                8.00%    8.00%    8.00%
Rate of compensation
 increase                      5.50%    5.50%    5.50%

Components of net
 periodic benefit cost:
Service cost                 $ 1,614  $ 1,369  $ 1,224
Interest cost                  2,527    2,334    1,984
Expected return on assets     (1,663)  (1,510)  (1,367)
Amortization of:
 Transition asset               (165)    (165)    (165)
 Prior service cost              114      106      112
 Actuarial (gain)/loss           133      152       34
			    ----------------------------
Net periodic benefit cost      2,560    2,286    1,822
Curtailment credit                --       --     (559)
			    ----------------------------
Total net periodic
 benefit cost                $ 2,560  $ 2,286  $ 1,263
			    ============================

13. STOCK OPTION AND AWARD PLANS
	Under the Company's stock option plans, all of the outstanding stock options at December 31, 1999 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. 216,000 of these stock options were exercisable at December 31, 1999 and 30,000 options become exercisable in 2000. A summary of stock option transactions follows:

		       1999                1998                1997
	      ------------------------------------------------------------
			   Wtd.                Wtd.                Wtd.
			   Avg.                Avg.                Avg.
		(000's)   Option    (000's)   Option    (000's)   Option
		Shares    Price     Shares    Price     Shares    Price
	      ------------------------------------------------------------
Outstanding,
 beginning
 of year          380     $10.07      420     $10.13      456     $ 9.77
Exercised        (164)      9.38      (40)     10.65      (36)      8.34
Expired            --         --       --         --      (27)      8.93
Granted            30      26.09       --         --       27      12.63
	      --------            --------            --------
Outstanding,
 end of year      246     $12.49      380     $10.07      420     $10.13
	      ============================================================
Weighted avg.
 fair value
 of options
 granted                  $ 8.64                                  $ 4.74
			 ========                                ========

	Information regarding such outstanding options at December 31, 1999 follows:

		     Outstanding
Remaining              Options
Life                   (000's)     Price
------------------------------------------
One year                 162      $ 9.00
Three years               18       16.71
Five years                18       16.92
Seven years               18       12.63
Nine years                30       26.09
		       ------
Total outstanding        246
		       ======
Weighted average price            $12.49
				 ========

	The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 96,000 shares were initially awarded under the program and 71,000 shares were eventually distributed in 1998. In 1995, 1997 and 1999, 147,000, 195,000 and 119,500 shares, respectively, were also awarded and 124,000, 171,000 and 117,000 shares, respectively, remain outstanding at December 31, 1999. The value of the awards is being amortized as compensation expense over a five year vesting period.
	The Company applies APB opinion 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS
No. 123, the Company's 1999 and 1997 net income and earnings per share would have been reduced to the pro forma amounts indicated below (1998 would not have been affected) (amounts in 000's, except per share data):

				       1999       1997
				    ---------------------
Net Income
As reported                          $31,179    $17,550
Pro forma                            $31,011    $17,467

Net Income per Common Share-basic
As reported                            $3.42      $1.96
Pro forma                              $3.40      $1.95

Net Income per Common Share-diluted
As reported                            $3.30      $1.89
Pro forma                              $3.28      $1.88

	The fair values of the 1999 and 1997 option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following (weighted average) assumptions: dividend yields of 1.3%, expected volatility of 26.6% and 26.7%, risk-free interest rates of 4.7% and 6.4% and expected lives of 7 years, respectively.
	At December 31, 1999, 1,129,000 common shares are authorized for future option award or stock grants.

14. EARNINGS PER SHARE
	The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 1999, 1998 or 1997.

			       Shares in 000's
			  ------------------------
			    1999    1998    1997
			  ------------------------
Shares used in basic
 EPS calculation
 (shares outstanding)      9,111   9,018   8,956
Effect of dilutive
 stock options               122     228     164
Effect of dilutive
 restricted stock grants     230     166     172
			  ------------------------
Shares used in diluted
 EPS calculation           9,463   9,412   9,292
			  ========================

	On April 9, 1998, the Company approved a three-for-one stock split effective May 21, 1998 for holders of record on April 30, 1998. Accordingly, the number of shares have been adjusted for the prior periods to reflect the impact of this stock split and previously reported per share amounts have been restated.
	At December 31, 1999, 30,000 stock options at a price of $26.09 were outstanding and were not comprehended in the computation of diluted earnings per share because their price was greater than the average market value of the common stock. All outstanding stock options at December 31, 1998 had exercise prices that were less than the average market price of the Company's common stock and, therefore, were included in the computation of diluted earnings per share. Options to purchase 54,000 shares of common stock at prices ranging from $16.71 to $16.92 per share were outstanding as of December 31, 1997 and were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock.

15. CONTINGENCIES
	Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position or results of operations.

16. SHAREHOLDERS' EQUITY
	In 1998, The Midland Company effected a three-for-one stock split and increased its number of shares of common stock authorized without par value (stated value of $.083 a share) to 20,000,000 shares from 5,000,000 shares. The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.
	In October 1999 the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock over a six-month period.
	The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2000 without regulatory approval total approximately $20,888,000; such subsidiaries paid cash dividends of $5,990,000 in 1999, $4,725,000 in 1998 and $1,240,000 in 1997.
	Net income as determined in accordance with statutory accounting practices, which differ in certain respects from generally accepted accounting principles, for the Company's insurance subsidiaries was $21,652,000, $22,583,000 and $17,538,000 for 1999, 1998 and 1997, respectively.
Shareholders' equity on the same basis was $229,710,000 and $227,647,000 at December 31, 1999 and 1998.

17. INDUSTRY SEGMENTS
	The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection and watercraft insurance, as well as commercial lines such as manufactured housing park and dealer insurance. The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.


	Listed below is financial information required to be reported for each industry segment.  Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review.  Operating segment information based upon how it is reviewed by the
Company is as follows for the years ended December 31, 1999, 1998 and 1997
(amounts in 000's):
			     Manufactured            Unallocated                Corporate
				Housing     Other     Insurance                  and All    Intersegment
			       Insurance  Insurance    Amounts   Transportation   Other     Elimination     Total
------------------------------------------------------------------------------------------------------------------------
1999
----
Revenues-External customers     $283,332   $124,452               $31,327       $  1,081                   $440,192
Net investment income             15,526     10,631   $     19        177            391     $ (1,296)       25,448
Net realized investment gains        n/a        n/a      3,486                                                3,486
Interest expense                     n/a        n/a      1,406        517          3,490       (1,346)        4,067
Depreciation and amortization      2,120        931                 2,945          4,291                     10,287
Income-Continuing operations
 before taxes                     45,370      6,678     (1,122)     1,806         (9,019)                    43,713
Income tax expense                14,219      1,169       (304)       637         (3,187)                    12,534
Acquisition of fixed assets
 and businesses                      n/a        n/a      5,452         84            273                      5,809
Identifiable assets                  n/a        n/a    812,791     31,683         58,021      (14,438)      888,057

1998
----
Revenues-External customers     $258,638   $119,348               $33,059       $    879                   $411,924
Net investment income             14,875      9,923   $     34        323            262     $ (1,333)       24,084
Net realized investment gains        n/a        n/a      6,354                                                6,354
Interest expense                     n/a        n/a      1,461        795          4,097       (1,362)        4,991
Depreciation and amortization      1,989        918                 3,190          2,701                      8,798
Income-Continuing operations
 before taxes                     31,609     11,207     (2,598)     4,389         (7,080)                    37,527
Income tax expense                10,039      2,774       (909)     1,395         (2,704)                    10,595
Acquisition of fixed assets          n/a        n/a      2,805        561          1,582                      4,948
Identifiable assets                  n/a        n/a    747,451     41,576         57,165       (8,972)      837,220

1997
----
Revenues-External customers     $219,394   $ 93,322               $34,933       $    398                   $348,047
Net investment income             13,935      8,359   $     24        286            318     $ (1,371)       21,551
Net realized investment gains        n/a        n/a      4,170                                                4,170
Interest expense                     n/a        n/a      1,417        849          5,084       (2,367)        4,983
Depreciation and amortization      1,704        738                 3,157          4,670                     10,269
Income-Continuing operations
 before taxes                     36,764      3,819     (2,590)     4,399         (7,689)                    34,703
Income tax expense                12,100        629       (906)     1,300         (2,787)                    10,336
Acquisition of fixed assets          n/a        n/a      3,555     13,366          2,617                     19,538
Identifiable assets                  n/a        n/a    660,464     44,544         62,055       (6,600)      760,463

	The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Amounts for 1997 do not include amounts related to discontinued sportswear operations
(a separate segment that, as discussed elsewhere herein, was sold in 1997).
Intersegment revenues were not significant for 1999, 1998 or 1997.
	In 1999, 1998 and 1997, revenues from one customer amounted to $64,621,000, $61,865,000 and $41,011,000, respectively.


INDEPENDENT AUDITORS' REPORT

To the Shareholders of The Midland Company:

	We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1999 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Cincinnati, Ohio

February 10, 2000

MANAGEMENT'S REPORT

	The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with generally accepted accounting principles. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.
	In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains a comprehensive internal control structure which is supplemented by a program of internal audits. Management believes that the Company's internal control structure is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.
	The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants, independent auditors, in accordance with generally accepted auditing standards, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.
	The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.


QUARTERLY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

							1999                                       1998
-----------------------------------------------------------------------------  -----------------------------------------
(Amounts in thousands,                  First     Second    Third    Fourth        First     Second    Third    Fourth
except per share data)                 Quarter   Quarter   Quarter   Quarter      Quarter   Quarter   Quarter   Quarter
-----------------------------------------------------------------------------  -----------------------------------------
Revenues                              $114,084  $116,347  $117,845  $120,850     $107,237  $110,431  $112,538  $112,156
				      =======================================  =========================================

Net income                            $  7,860  $  5,211  $  7,250  $ 10,858     $  6,040  $  3,638  $  7,299  $  9,955
				      =======================================  =========================================

Basic earnings per common share       $    .86  $    .57  $    .80  $   1.19     $    .67  $    .40  $    .81  $   1.11
				      =======================================  =========================================

Diluted earnings per common share     $    .83  $    .55  $    .77  $   1.15     $    .64  $    .39  $    .77  $   1.06
				      =======================================  =========================================

Dividends per common share            $  .0675  $  .0675  $  .0675  $  .0675     $  .0625  $  .0625  $  .0625  $  .0625
				      =======================================  =========================================

Price range of common stock (Nasdaq):
  High                                $  27.75  $  29.31  $  26.88  $  23.50     $  27.13  $  31.67  $  30.75  $  22.50
				      =======================================  =========================================
  Low                                 $  22.13  $  19.25  $  21.00  $  19.88     $  19.42  $  22.88  $  22.50  $  20.00
				      =======================================  =========================================

Note: The Company's stock began trading on the Nasdaq National Market on June 2, 1999 under the symbol "MLAN". Prior to that date Midland shares traded on the American Stock Exchange under the symbol "MLA".
      Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998.


OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR              INDEPENDENT AUDITORS
Fifth Third Bank                          Deloitte & Touche LLP
38 Fountain Square, Mail Drop #1090FS     250 East Fifth Street
Cincinnati, Ohio 45263                    Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 13, 2000 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

FORM 10-K
A copy of the Company's 1999 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company -
Attention: Chief Financial Officer or from the Company's website www.midlandcompany.com.

OFFICERS AND DIRECTORS
THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS

George R. Baker
Corporate Director/Advisor

James E. Bushman (a) (b) (c)
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

James H. Carey (a) (b)
Corporate Director/Advisor

Michael J. Conaton (c)
Vice Chairman

Jerry A. Grundhofer (d)
President and Chief Executive Officer
Firstar Corporation

J. P. Hayden, Jr. (c)
Chairman of the Executive
Committee of the Board

J. P. Hayden III (c)
Chairman and Chief Operating Officer

John W. Hayden (c)
President and Chief Executive Officer

Robert W. Hayden
Formerly Vice President of the Company

William T. Hayden (d)
Attorney

William J. Keating (b) (c)
Formerly Chairman, Chief Executive Officer and Publisher-Cincinnati Enquirer and
Formerly Chairman of the Board-Associated Press

John R. LaBar
Formerly Vice President and
Secretary of the Company

David B. O'Maley (b) (d)
Chairman, President and CEO
Ohio National Financial Services

John M. O'Mara (a) (c)
Corporate Director/Financial Consultant

Glenn E. Schembechler (a)
Professor Emeritus
University of Michigan

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Executive Committee
(d) Member of Governance Committee


OFFICERS

J. P. Hayden III
Chairman and Chief Operating Officer

John W. Hayden
President and Chief Executive Officer

J. P. Hayden, Jr.
Chairman of the Executive
Committee of the Board

Michael J. Conaton
Vice Chairman

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

Paul T. Brizzolara
Senior Vice President and
Chief Legal Officer and
Assistant Secretary

W. Todd Gray
Treasurer

Charles J. Jenkins
Vice President-Management
Information Systems

Michael L. Flowers
Vice President and Assistant Secretary

Mark E. Burke
Director of Taxation

Ronald L. Gramke
Assistant Treasurer

Edward J. Heskamp
Assistant Treasurer

Mary Ann C. Pettit
Assistant Secretary

Geraldine M. Stigall
Assistant Secretary