Form 10-K, Exhibit 13
period 2000-12-31
MIDLAND CO
filed 2001-03-30
CIK 66025

COMPANY  PROFILE

The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group (American Modern) subsidiary, which contributes approximately 94 percent of the company's revenues. In addition, Midland has a profitable investment in a niche river transportation business, M/G Transport Services, Inc., (M/G).

	American Modern is a specialty insurance leader in the manufactured housing market and also offers other specialty insurance products and services through diverse distribution channels. The company focuses on four key strategies to achieve long-term growth objectives, including organic growth in current markets; targeted strategic acquisitions; strategic alliances; and the expansion of low-risk fee income business.

	The company's strong operating performance in 2000 represented the fourth consecutive year that Midland achieved record-breaking results. Management remains committed to a focus on specialized products, multiple distribution channels, underwriting discipline, expert claims management, the reduction of earnings volatility via risk management and the strategic deployment of technology to achieve its ongoing growth and profitability objectives.

	Midland will continue to differentiate itself from the competition in 2001 and beyond, making itself an indispensable partner to its customers in chosen markets.

			The Midland Company's Mission

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

			     FINANCIAL HIGHLIGHTS

		     THE MIDLAND COMPANY AND SUBSIDARIES

					      For the Years Ended December 31,
(Amounts in thousands, except per share data)        2000      1999   % Change
-------------------------------------------------------------------------------
Operating Performance
Revenues                                           $534,422  $469,126   13.9%
Income Before Federal Income Tax                   $ 50,699  $ 43,713   15.9%
Operating Income (After-Tax)                       $ 31,755  $ 28,913    9.8%
Capital Gains (After-Tax)                          $  3,708  $  2,266   63.6%
Net Income                                         $ 35,463  $ 31,179   13.7%

Per Share Data
Net Income-Basic                                   $   3.91  $   3.42   14.3%
Average Shares Outstanding-Basic                      9,066     9,111
Operating Income (Excludes Capital Gains)-Diluted  $   3.39  $   3.06   10.8%
Net Income-Diluted                                 $   3.78  $   3.30   14.5%
Average Shares Outstanding-Diluted                    9,379     9,463
Cash Dividends                                     $    .30  $    .27   11.1%
Book Value                                         $  31.46  $  27.11   16.0%

Financial Position
Total Assets                                       $993,850  $888,057   11.9%
Shareholders' Equity                               $283,177  $258,002    9.8%

Performance Ratios
Combined Ratio
(AMIG Property and Casualty Companies)                96.2%     94.4%
Return on Beginning Equity                            13.7%     12.5%

This page includes three bar charts with the following data:

REVENUES (Continuing Operations) dollars in millions

		       96      97      98      99      00
Revenues             $337.7  $373.8  $442.4  $469.1  $534.4

Caption:
Midland's revenue growth from continuing operations remained strong in 2000, totaling $534.4 million, a 13.9 percent increase over 1999. Growth in property and casualty earned premium and investment income, were the primary factors.

NET INCOME AND NET OPERATING INCOME PER SHARE (Continuing Operations)

		       96      97      98      99      00
Operating Income     $0.22   $2.33   $2.42   $3.06   $3.39
Net Income            0.41    2.63    2.86    3.30    3.78

Caption:
Midland established a record for the fourth consecutive year in 2000, with net operating income of $31.8 million, or $3.39 per share, and net income (including capital gains) of $35.5 million, or $3.78 per share.

BOOK VALUE PER SHARE
		       96      97      98      99      00
Book Value Per Share $17.50  $21.11  $26.61  $27.11  $31.46

Caption:
Midland's book vlaue increased 16 percent in 2000 and has grown at a compounded rate of more than 12 percent over the last five and ten years.

			    LETTER TO SHAREHOLDERS

In the pursuit of dreams and goals, preparation is an indispensable ally to vision. In 2000, the unmistakable hand of careful preparation was manifested in the actions and achievements of The Midland Company. It was evident in our ability to produce continuous and profitable growth in the face of a steep decline in the sale of new manufactured homes. It was apparent in our immediate and decisive response to an opportunity to enter the motorsports insurance marketplace. And, it was rewarded in the forging of strong new business relationships with key agency partners.
      The Midland story is like a book that keeps building momentum with each passing chapter. The chapter just concluded kept the promise of those before it, while the chapters we are writing for 2001 and 2002 lay a solid foundation for specialty insurance leadership in our chosen markets for many generations of policyholders to come.

RECORD PERFOMANCE UNDERSCORES EFFECTIVE STRATEGIES
The year 2000 ended much as it began, with quarterly earnings records and results that significantly outperformed the property and casualty insurance industry in both growth and profitability. However, to look at something in its entirety often ignores the significance of its component parts. A closer look at the chapters within the Midland "book" reveals an interesting story of achievement in 2000 and in our positioning for future success.
      While we continued to set performance records and outdistance the competition, it was anything but "business as usual" during a year in which we aggressively pursued new product opportunities and established key new business relationships.
      Some of our tactical plans evolved in 2000 to reflect new challenges and opportunities within our targeted markets. But, we did not waver from the core strategies and operational framework that enabled us to produce record results and deliver on our promise of being an indispensable partner to both business partners and policyholders alike.

FOURTH CONSECUTIVE YEAR OF RECORD OPERATING EPS
The momentum we carried into 2000 was evident in yet another year of record results for the company. Net operating income grew 10.8% on a per share basis to $31.8 million, or $3.39 per share (diluted), compared with $28.9 million, or $3.06 per share (diluted), in 1999, on a 13.9% increase in revenue to $534.4 million from $469.1 million.
      Net income (including capital gains) rose 14.5% on a per share basis to a record $35.5 million, or $3.78 per share (diluted), with return on beginning equity at 13.7% in 2000, as compared to a projected 6.5% for the property and casualty industry.
      Midland's total shareholders' equity reached $283.2 million in 2000, with book value per share increasing 16% to $31.46 from $27.11 in 1999. Book value per share has grown at a compounded annual rate of 12.7% over the last five years.

DISTRIBUTION FLEXIBILITY DRIVES 2000 SUCCESS
The success of our specialty insurance operations, through the companies of American Modern Insurance Group, was driven by the strength of relationships cultivated over the years in our multi-channel distribution network. Our outstanding 2000 results demonstrated that we have achieved an important degree of insulation against the impacts of flat or decreasing new manufactured housing sales by fostering and developing new relationships with key general agent partners and by enhancing existing relationships in all channels of distribution. Despite cyclical challenges in our Point of Sale and

This page includes a bar chart with the following data:

MIDLAND'S COMPOUNDED ANNUAL GROWTH RATE IN OPERATING EARNINGS PER SHARE

10 YR  12.4%
 5 YR  16.6%
 1 YR  10.8%

Caption:
Midland's operating earnings per share has grown at a compounded annual rate of
16.6 percent during the last five years.

Lender channels of distribution, we were able to maintain the kind of growth and profitability that reaffirm the viability of our strategic direction and bode well for the future of your company.
      Our success in 2000 and, more specifically, beyond 2000, was enhanced in August when we reached agreement with GuideOne Insurance to reinsure its motorcycle, watercraft and snowmobile business and, eventually, write the business on our own paper. That decision has helped reinforce relationships with many of our current business partners and has produced encouraging new relationships with thousands of producers interested in writing our other specialty products.
      So then, it was a prosperous and rewarding year for all of Midland's operations. Direct and assumed written premium for our property and casualty operations grew 6.1% to $501.0 million in 2000. Credit Life premium rose 87.3% to $39.7 million. Manufactured housing direct and assumed written premium reached $338.6 million in 2000, an increase of 4.4% over 1999, in a year that saw manufactured housing shipments decline by an estimated 30% from the prior year.

EMPHASIS ON UNDERWRITING: COMBINED RATIO OF 96.2%
American Modern's commitment to risk management and underwriting discipline was again reflected in the company's 2000 underwriting profits. For the fourth consecutive year, American Modern reported a combined ratio of less than 97.0%, with a combined ratio of 96.2% in 2000 compared to 94.4% in 1999.
      While weather-related catastrophe losses in 2000 were modest by recent standards, we did experience an increase in non-catastrophe weather-related losses and a slight increase in our fire loss ratio. Over the last four years, the company's average combined ratio of 95.8% has set an enviable standard, far better than averages for the rest of the property and casualty industry.

INVESTMENT INCOME RISES 21.7%
Midland continues to utilize disciplined investment strategies that focus on balancing current income and total return, while maintaining an emphasis on safety and liquidity. During 2000, the market value of American Modern's invested assets grew 13.6% to $693.1 million, while pre-tax investment income
increased 21.7 percent to $30.8 million for the year.   The outstanding
portfolio growth in 2000 was primarily due to the investment of more than $70 million of cash flow from operations.

M/G TRANSPORT DELIVERS A 16.1% RETURN ON EQUITY
M/G Transport, our transportation subsidiary, realized significant earnings growth in 2000 thanks to increased demand for barite and the return to more normal shipping patterns for petroleum coke. M/G contributed total revenue in 2000 of $33.1 million while pre-tax operating profits increased to $2.8 million in 2000 from $1.8 million in 1999. Cash generated from M/G Transport operations was $4.7 million compared with $4.1 million in 1999. These operating results produced an impressive 16.1% return on beginning equity for M/G in 2000. M/G continues to successfully meet the needs of a market niche, making it a profitable investment for The Midland Company.

EVOLVING VALUE CHAIN PUTS THE FOCUS ON POLICYHOLDERS
At the heart of our growth strategies lies our conviction that we can continue to effectively achieve organic growth within the markets we currently serve, even as those markets mature and become more attractive

This page contains a bar chart with the following data:

MIDLAND'S COMPOUNDED ANNUAL GROWTH RATE IN BOOK VALUE

10 YR  12.1%
 5 YR  12.7%
 1 YR  16.0%

Caption:
Strong growth in Midland's book value in 2000 of 16 percent exceeded the Company's 10-year average of 12.1 percent.

to our competition. But, to achieve that goal, we must assume an ever increasing share of the responsibility-in cooperation with our business partners-for the implementation of strategies that will deepen our understanding of policyholder needs and desires. Only then can we effectively enhance individual relationships with them, improve retention and, in the end, deliver shareholder value to you.
      What's driving this renewed emphasis on the policyholder? Like most industries, the insurance industry has traditionally developed systems designed to serve policyholders through intermediaries, with no provision for direct access by the policyholder. But, with the advent of the Internet, that has changed irrevocably. We now must design systems that anticipate the access requirements of both the intermediary and the policyholder...systems that give customers the real-time capability for self-servicing their policy needs while reinforcing their connectivity with the agents who serve them.

TRAINING AND TECHNOLOGY FUEL CONNECTIVITY
Customer centricity is more than just friendly customer service. It's an attitude that pervades each and every customer encounter and at its core lies the belief that each customer is unique and deserving of individual attention... that lasting relationships are forged from a series of encounters that clearly put the customer's priorities before our own.
      Actions taken in 2000 brought us closer to that objective.
Specialization and extensive training within our Customer Care area equipped associates to respond more effectively to policyholder needs. Internet based reporting of claims and policy change requests gave customers another flexible service alternative. Also, by setting the framework in 2000 for better data capture in 2001 and beyond, we are systematically enhancing the infrastructure to deliver affordable value to policyholders directly through our own associates and indirectly through collaboration with business partners.
      We are passionate about enhancing our relationship with policyholders. And, that passion glows bright in our implementation of strategies that streamline processes and create efficiencies. To that end, we will continue to reallocate resources into the strategic and selective implementation of Customer Relationship Management methodologies and focused Policyholder
Advocacy functions in the years ahead.

2001: A CYBERSPACE ODYSSEY
As envisioned many years ago, the dawning of the new millennium finds us on the verge of a liberating new odyssey through space. And, while the mysteries of outer space still tickle our curiosities and dreams, it's the practical reality of cyberspace that now satisfies our need for exploration and discovery. It's a voyage into efficiency and convenience that Midland has taken very seriously.
      Through the harnessing of the energies and imaginations of our associates, we have prepared well for 2001 and beyond. We have delivered Web-based policyholder inquiry capabilities to our producers and have offered them the convenience of on-line access to policy and marketing forms. Beginning in 2001, we will provide Web-based access to quoting and processing systems for various specialty products and move in the direction of enhanced self-service capabilities for agents and policyholders alike.

PRPARED TO DELIVER ON THE PROMISE OF THE FUTURE
As we prepare to deliver on more and more of the promise of the future, we remain vigilant in protecting

This page contains a bar chart with the following data:

AMERICAN MODERN'S PROPERTY & CASUALTY COMPOUNDED ANNUAL PREMIUM GROWTH

10 YR
American Modern   14.6
Industry           4.0

Caption:
Over the last 10 years, American Modern's premiums grew at over three times the industry average. American Modern's "true" specialty orientation and effective multi-channel distributions strategies have helped it consistently outperform the property and casualty industry.

and enhancing the assets that have driven our successes in the past. Our people, products, services and business partners continue to provide the impetus for the profitable growth that lets us deliver enhanced shareholder value to you. They are the main reasons why, with the 6.7% increase approved in January 2001, the Midland Board of Directors has been able to increase the indicated annual dividend to shareholders for 15 consecutive years. This represents a compound annual growth rate of 11% during that time.
      To underscore our confidence in the company's long-term strategies and to take advantage of what we believed to be an undervaluation of Midland's stock in the market, management repurchased 500,000 shares of Midland stock through December 31, 2000, at an average purchase price below book value.
      And, at its January 2001 meeting, the Board of Directors authorized management to repurchase an additional 500,000 shares of Midland common stock, reflecting continuing optimism over the company's future.
      We thank you for your continued confidence and support. And, while we take pride in celebrating your company's achievements in 2000, we take even greater pride in an organization that has embraced an ambitious vision of the future...an organization that has effectively commingled values with the demands of a constantly evolving marketplace.
      We are prepared to meet the inevitable challenges of that future through an uncompromised commitment to the building of indispensable relationships with business partners, policyholders, associates and shareholders alike. It is on that foundation and with that incredible array of talent that we face the future with confidence and clarity of purpose.

This page includes a photo with the following caption:
From left, Joseph P. Hayden III, Chaiman and Chief Operating Officer and John
W. Hayden, President and Chief Executive Officer

SUSTAINABLE SUCCESS IS THE LEGACY OF VISIONARY
LEADERSHIP AND UNCOMPROMISED PRINCIPLE

Someone certainly must have realized the importance of vision and principle long before it became a staple at Midland. But, no one, in our experience, better epitomized the confluence of vision and principle than did J. P. Hayden, Jr., Chairman of the Executive Committee of the Board, and Michael J. Conaton, formerly Vice Chairman of the Board, who both retired from their daily activities on April 1, 2000.
	Mr. Hayden served the company for 50 years, starting as a loan collector for the small finance company and rising to its Chairman and CEO.
Mr. Conaton joined the company in 1961 as its Treasurer and along the way, served as Chief Financial Officer and its President before retiring as its Vice-Chairman. The two also played major roles in helping to constantly redefine the company's vision in light of rapidly changing marketplace dynamics during the last two decades of the twentieth century. That vision included the transition of Midland to a publicly held specialty company and our focus on manufactured housing business, which remains the foundation of our insurance operations.
       No words can convey the respect and admiration we feel for what they
have accomplished at Midland.   But, more than "what" they accomplished, it's
"how" they went about doing it, with integrity, purpose and responsibility to others that truly distinguishes them and their legacy to all of us. They have created a template for success that will serve us well into the twenty-first century.
	They viewed themselves as stewards of the business for the benefit of all of its stakeholders. Their roles included their self imposed sense of obligation for making the workplace and the community better places. They passed along a group of core values that serve as the foundation for the way business should be conducted between us and our associates, our business partners, and our customers. We hold ourselves accountable to these standards.
	It is with the benefit of their vision and tutelage that we confidently accept that responsibility and, once again, thank them for the legacy of professionalism, honesty, innovation and success that will set the standards of excellence for many generations to come at Midland.
	And, it is why we acknowledge, with sincere personal and professional gratitude, the remarkable achievements of these two men and note their contributions to Midland's emergence as a leader in the specialty insurance market. As protectors of our corporate values and stewards of creative thinking, they have served as mentors and role models for us, the next generation of Midland leadership.

This page includes a photo with thefollowing caption:
From left, J.P. Hayden, Jr., Chairman of the Executive Committee of the Board and formerly Midland chairman and CEO; and Michael J. Conaton, formerly President and Vice Chairman of the Board

AMERICAN MODERN INSURANCE GROUP

A SPECIALTY INSURANCE COMPANY WITH A DEFENSIBLE NICHE
The Midland Company derives approximately 94 percent of its revenue from American Modern, a national leader in providing specialty insurance products and services.
       American Modern has served the manufactured housing sector for more than 35 years with efficiency, effectiveness and unmatched understanding of the specialty insurance needs of agents and policyholders alike.
      While manufactured housing products comprise the largest portion of American Modern's business, the company also has a strong presence in other specialty lines, including watercraft, motorcycle, recreational vehicle, homeowners, lower valued homes, warranty products, dwelling fire, mortgage fire, collateral protection, specialty automobile, credit life, long-haul truck, commercial and excess and surplus lines.
       With the knowledge that current customers form the foundation for future growth, the company renewed its commitment to customers in 2000 - "staying in touch with its future" - through key initiatives in customer service. These strategies are part of the company's value creation strategy-ways to build the business base and distinguish American Modern from its competition.

REACHING KEY MARKETS THROUGH MULTIPLE DISTRIBUTION CHANNELS
Quality service requires that American Modern understand not only policyholders, but the distributors of its products as well. The company's extensive reach, through multiple channels of distribution, has provided customers with convenient entry points that satisfy virtually any insurance shopper's needs while enabling the company to cross-sell products and develop multi-layered relationships.
       American Modern distributes products through licensed agents, dealers, manufacturers, lenders and others. It's a wide net, and one that is tended with care. While the company nurtures existing distribution channels, it also looks for new partners.

A HIGHLY FOCUSED "TRUE" SPECIALTY COMPANY
During 2000, direct and assumed written premium reached $338.6 million in the manufactured housing segment, an increase of 4.4% over 1999. That increase came despite an estimated 30% drop in manufactured home shipments, a declining availability of manufactured housing financing and changes in emphasis for some key lending partners - testament both to the challenges American Modern faces and the value with which policyholders view American Modern.
      To paraphrase an old adage: like time, markets wait for no one. One example is the rapid evolution of the manufactured housing market toward multi-sectional homes on private property, which led to the introduction of a new American Modern Land Home product in key states to serve this growing need. While initial results in 2000 were modest, American Modern is expanding its rollout of the product in 2001 and fine-tuning it to meet market needs, with the expectation that it will be available in 13 states by the end of the year.

GROWTH THROUGH STRATEGIC ALLIANCE
Strategic alliances with key partners have opened doors to new manufactured housing

This page includes a bar chart with the following data:
AMERICAN MODERN PREMIUM VOLUME (dollars in millions)

YR 00   540.7
YR 99   493.2
YR 98   457.6
YR 97   435.0
YR 96   399.1

Caption:
American Modern's direct and assumed written premiums grew 6.1 percent in 2000 to $540.7 million.

markets for American Modern. For example, a strategic alliance with GEICO enabled the auto insurance leader to serve their customer base with the narrow specialty focus that is a hallmark of American Modern. Also, strategic alliances with businesses such as GuideOne Insurance during 2000 and early 2001 positioned American Modern for continued opportunity in the years ahead.

TOP-LINE GROWTH OF 9.7% REFLECTS PRODUCT DIVERSITY
American Modern's diverse array of specialty product and services resulted in top-line growth of 9.7% for the year, which includes the contribution of the company's fee-based businesses, credit life and property and casualty insurance premiums written.
       American Modern's non-mobile home property and casualty insurance premiums were up 26% for the fourth quarter and 10% for the year. This growth was directly influenced by new relationships in the market, especially with GuideOne Insurance.
       The agreement with GuideOne not only opened new motorsports markets to American Modern, but also expanded the reach of its other specialty products through thousands of producers who wrote GuideOne's motorcycle, watercraft and snowmobile policies.
       American Modern also set the stage for continued growth in its recreational vehicle line. During 2000, the company introduced products and services that complement core competencies. RV Guard, for example, covers the mechanical breakdown of motor homes and travel trailers, providing an extended service contract, roadside assistance and a network of preferred service providers. RV Dealer's Choice is another program that introduced a new level of flexibility and choice to recreational vehicle dealers who have differing insurance needs.
       Watercraft also was positioned strategically for growth during 2000 and beyond. American Modern expanded its watercraft line both organically and through its new GuideOne relationship. Our First Choice boat insurance program appears poised to garner additional market share in 2001, while our newly named Jetsport personal watercraft program has enhanced features that respond to agent and customer needs.
       The expansion of the company's suite of home and dwelling products-named HomeSuite Property Protection Solutions-is expected to play a key role in future growth with the introduction in 2001 of a new EZChoiceH3 product aimed at homeowners who don't meet the

This page includes a pie chart with the following data:

AMERICAN MODERN P&C DISTRIBUTION MIX (Gross Written Premiums)

Point of Sale          134.4
Lender                 170.5
Agency                 117.0
Strategic Alliances     15.5
Financial Services      36.9
All Other               28.8

Caption:
American Modern has developed strong relationships in multiple distribution channels, including agency, lender, dealer and manufacturer. These indispensable partnerships provide customers with flexible access to American Modern's specialty products.

underwriting criteria of the standard market.
       A disciplined approach to underwriting has positioned American Modern's commercial lines operations to sustain controlled growth even as other carriers are exiting the marketplace. Commercial programs are individually tailored to meet the needs of the customer. Superior customer service, loss prevention and claim services add to the differentiation of American Modern commercial products in the specialty marketplace.

CREDIT LIFE PREMIUM UP 87.3%
In the financial services arena, American Modern integrated multiple divisions to strengthen core competencies and achieve new synergy. American Modern's new Financial Services Division unites credit life, bank, credit union, mortgage lender programs and Ameritrac loan tracking services under one umbrella, creating streamlined service for financial institutions.
       The new structure allows American Modern to respond quickly to consolidation within the financial services industry, developing new accounts and further cultivating existing relationships. This structure-combined with quality relationships and deep expertise-helped grow credit life premiums 87.3% in 2000 to $39.7 million.
       Ameritrac also took key steps to redefine its brand position to create awareness outside of the manufactured housing segment, creating new opportunities and new paths to profits.

TRAINING AND WEB-BASED SEVICES
In 2000, changes in alignment and responsibility empowered champions throughout the organization who could effectively develop and implement strategies that would strengthen relationships at customer contact points and deliver added value to all of our targeted audiences.
       New tools-including Web-based modernLINK services-also have brought American Modern closer to the customer. The roll-out of modernLINK technology began late in 2000 and will continue during 2001, helping to enhance producer services and, eventually, to facilitate policyholder interaction.
       A new Data Model in 2001 also will enable a more achievable focus on customer centricity, providing the information resources needed to build one-on-one relationships with policyholders and to respond quickly to changes in the marketplace.
       Training, too, plays a large role in serving the needs of customers. American Modern knows the specific risks of each niche, and works closely

This page includes a pie chart with the following data (amounts in millions):

AMERICAN MODERN PRODUCT MIX (Gross Written Premiums)

Manufactured Homes          338.6
Park & Dealer                31.9
Site Built Dwelling          25.1
Collateral Protection        22.9
Watercraft                   15.5
Mortgage Fire                14.1
Long Haul Truck              12.2
Motor Sport                   6.4
Credit Life & Related        39.7
All Other                    34.4

Caption:
American Modern is a leader in the manufactured housing isurance market. American Modern also offers customers a variety of other specialty products and services.

with agents to provide coverage that is as unique as the policyholder.
American Modern always has provided best-in-class training, and continued that commitment during 2000.
       The horizon remains bright for 2001, with efforts focused on training at the retailer level, the agent level and, of course, at the associate level.
The company recognizes that superior training and ongoing support have helped make the company an indispensable partner to its customers.

DIFFERENTIATION THROUGH PRODUCT CLAIM AND EXCELLENCE
American Modern stands behind all of its products with superior claim service that is fast, efficient and personal. During 2000, 89% of claims were closed in 30 days or less. And, following Christmas-time tornadoes in Alabama, 82% of claims reported to the Tuscaloosa catastrophe office were settled in less than seven days. The Claims team didn't stop there, however. They proactively searched the company's customer files to identify and then contact policyholders who might need assistance following the storms.
       The Claims team also strengthened "customer connections" in 2000 by implementing other initiatives designed to recognize policyholder needs. For example, they developed a dedicated Auto Unit, with expertise in accident claims. And, they introduced 24/7 accessibility to claims adjusters to help policyholders through emergency situations.
       American Modern staff adjusters handled more than 90% of the company's claims in 2000, ensuring fast and cost-effective settlement.

STAYING IN TOUCH WITH OUR FUTURE
In recognizing American Modern as one of the top 50 property and casualty insurance companies in the country for the second straight year, the Ward's Financial Group reinforced what many have known all along. Namely, that the company's commitment to conservative investment strategies, disciplined underwriting and a strong sense of corporate values continues to deliver the kind of consistent reliability that meets shareholder, agent, policyholder and employee expectations year in and year out.
       Staying in touch with the future has reaped rewards on American Modern's top and bottom lines, and in the value its business partners place on their relationship with the company. Staying in touch with its future - while remaining true to the past and mindful of the present - has ensured staying power for American Modern Insurance Group in its selected markets.

This page includes a pie chart with the following data:

AMERICAN MODERN'S P&C STATUTORY UNDERWRITING MARGIN (10 Year Average)

2000
American Modern 4.6%
Industry       -6.5%

Caption:
American Modern's underwriting discipline is evident in its 2000 statutory combined ratio of 95.2 percent, the fourth consecutive year below 97.0 percent. Proper pricing and risk management have resulted in an underwriting profit in 10 of the last 11 years.

CUSTOMER CARE CONNECTIONS

We have a theme in Customer Care. It's only four words long. But those four words-"More than Just Service"-say a lot about the culture of our company and our commitment to our customers. Naturally, serving customers is important.
But we believe that service is even more effective when you're able to build positive relationships...relationships that can help you truly connect with your customers and can transcend minor bumps in the road.
       Of course, wishful thinking seldom makes anything worthwhile happen. That's why we've created a Policyholder Services team totally dedicated to customer satisfaction...a team that gains depth of experience and understanding by dealing only with policyholders. That's why we conduct regular policyholder surveys to understand customer thoughts and feelings...information and attitudes that can help us develop new services and products to meet their needs. And that's why we've created a Policyholder Advocacy Department to represent the best interests of our customers throughout the organization and to deliver added value in any way possible.
       "More than Just Service" is an unshakable attitude. It's a way of life that puts the policyholder squarely in the center of our universe...a universe that revolves around our ability to establish lasting relationships with those who mean the most to our success.
						  -Bob Fulcher
						  Senior Vice President,
						  Customer Care

TECHNOLOGY CONNECTIONS

The emphasis we've placed on process management over the last few years has helped us squeeze inefficiencies out of the organization and, in turn, commit a higher percentage of our discretionary budget to the development and leveraging of technological solutions.
       For example, our WebGen services have already begun to facilitate improvements in the efficient delivery of policy services to customers. And we've only just begun. Down the road, our agents will have the option to pass a variety of self-servicing capabilities along to their customers for even more "real time" response to needs and questions. Our goal in the delivery of technological solutions is quite simple: We are going to deliver a suite of services that can give our agents a differentiable advantage in serving our customers' needs.
       We've taken giant steps in the last couple of years to carefully nurture that vision...to translate it into competitive deliverables that match up well with our agents'and customers' needs. And, all that preparation is about to come into fruition in 2001 and beyond.
						  -John Campbell
						  Chief Information Officer

CLAIM CONNECTIONS

Catastrophes are predictably unpredictable. So, they don't always strike when it's convenient for our claims team. As a matter of fact, they seem to gravitate toward holidays and vacations. And yet, responding to them is neither a hardship nor just a duty for us.
       It's a mission. And, while each person in our company has a critical role in the success of our mission, we're the lucky ones who get to deliver on the promise we made to our customer. We enjoy one of those rare professions that regularly offers up the opportunity to help someone in need...to really make a difference on a personal and emotional level. So, when it comes to claim service, "good enough" isn't good enough for us.
       That's why, when those tragic storms struck Alabama in mid-December, we used our policy files to go looking for customers in ravaged areas rather than waiting for them to call us. That's why our Catastrophe Team postponed their own holiday plans to close all but a handful of the claims before Christmas. And, that's why, more than ever, we're developing systems, standards and solutions that give our customers fast access, compassionate service and quick settlement when they need a helping hand.
						  -Dave McNutt
						  Senior Vice President, Claims

PRODUCER CONNECTIONS

There's no doubt that, as a company, we're doing more to get close to our policyholders...to get to know their individual needs and preferences. But, no matter what we do in 2001 or several years from now, our strongest customer bond will always be through our agent...the thousands of local professionals who do "customer relationship management" simply by living their lives as active community participants in PTA meetings, high school sporting events and church festivals across the United States.
       If we've been guilty of anything in the past, it has been to rely too much on our business partners to build and maintain customer relationships on their own. But, we're working hard to change that...to take a more active role in supporting our agents' efforts by providing more tools, better information and enhanced training to help them build strong relationships that endure the test of time.
       Some people think that true customer connectivity can only occur on a direct basis, with the company and the policyholder talking to each other. Well, I think our agents have disproved that myth. So, it's our job to develop proactive customer-centric strategies that complement their efforts rather than compete with them.
						  -Kevin Morreale
						  Senior Vice President, Sales

AMERICAN MODERN INSURANCE GROUP INVESTMENT PORTFOLIO

This page contiains two bar charts with the following data:

MARKET VALUES (dollars in millions)

			96      97      98      99      00
Government           $172.2  $201.4  $177.1  $140.5  $156.8
Municipal              71.5    88.2   168.4   170.9   178.9
Corporate              41.1    79.0    79.3   121.0   133.9
Cash Equivilants       51.7    34.6    29.3    38.6    62.3
Equities               63.4    92.3   132.8   125.3   146.0
Other                     0       0       0    11.8    11.4

PRE-TAX INVESTMENT INCOME (dollars in millions)

			96      97      98      99      00
Capital Gains         $ 2.7   $ 4.2   $ 6.4   $ 3.5   $ 4.6
Operations             19.0    22.2    24.7    26.0    31.8

Caption:
American Modern manages its investment portfolio with a focus on both total return and current income. Market value for the portfolio increased to $693.1 million in 2000 from $610.4 million at year-end 1999. Pre-tax investment income rose 21.7 percent in 2000 to $30.8 million from $25.3 million in 1999. After-tax capital gains increased in 2000 to $3.7 million, or 39 cents per dilluted share, compared with $2.3 million, or 24 cents per dilluted share, in 1999. Net unrealized capital gains increased in 2000 to $74.1 million from $66.7 million in 1999.


			    ANNUALIZED TOTAL RETURN
	   (Total return is the rate of return on a portfolio that
	      takes into consideration both interest income and
	       dividends plus the change in the market value.)

					     Periods Ending December 31, 2000
					     --------------------------------
						1 Year    3 Year    5 Year
					     --------------------------------
Equities TOTAL RETURN:
	American Modern Composite                 1.3%     11.7%     22.8%
	American Modern Excluding
	Investment In Firstar                    -6.9%     14.3%     18.0%
	American Modern Firstar Only             14.1%      9.1%     31.1%
	S&P 500                                  -9.1%     12.3%     18.3%

Fixed Income TOTAL RETURN:
	American Modern After Tax                  7.9%      4.7%     4.5%
	After Tax Lehman Brothers Intermediate
	     Government/Corporate Index            7.6%      3.9%     3.8%

Fixed Income PRE-TAX equivalent YIELD
	as of DECEMBER 31, 2000                    6.3%

AVERAGE MATURITY AS OF
	DECEMBER 31, 2000                          5.1 years

DURATION AS OF DECEMBER 31, 2000                   3.6 years

M/G TRANSPORT

M/G Transport and its sales and marketing arm, MGT Services Inc., continue to successfully fill a profitable niche in the transportation marketplace and today account for 6 percent of Midland's total revenues.
      Collectively known as M/G, this barge affreightment subsidiary of Midland operates in New Orleans, Louisiana. In 2000, M/G's pre-tax earnings increased to $2.8 million from $1.8 million in 1999, a 56% increase. The dramatic growth was primarily due to increases in the shipment of petroleum coke, barite and sugar. Rising oil prices played a key role in the results, as the demand for barite-a lubricating mud used in oil drilling-increased significantly. Another factor was the return to more traditional shipping patterns for petroleum coke, creating a greater overlap with M/G's geographical service area.
      With oil prices likely to remain strong in 2001, management remains confident that M/G will continue to produce positive results that will contribute to Midland's earnings and operating cash flow.

EFFICIENCY IS THE HALLMARK OF M/G
M/G provides superior service to large industrial clients, transporting dry cargo such as petroleum coke, barite, sugar, iron ore, grain, steel pipe and other dry commodities. The operations are concentrated on the Lower Mississippi River and westbound on the Gulf Intercoastal Waterway.
      As of December 31, 2000, M/G serves its customers with a fleet of 219 jumbo hopper barges, owned or leased by the company. M/G supplements its fleet by chartering equipment or renting space from other operators as necessary to meet customer needs, thus providing operating flexibility.
      M/G has been and continues to be a sound investment for Midland, in particular because of its efficient operations. The company generted $33.1 million in revenue and $4.7 million in cash flow in 2000, with an experienced staff of 15 employees who know how to efficiently exploit the niche market in which they operate. The company remains attuned to market conditions and will respond with acquisitions as necessary to meet customer demand.

This page contains a bar chartwith the following data:

M/G TRANSPORT RETUN ON BEGINNING EQUITY

YR 00   16.1%
YR 99    6.1%
YR 98   15.9%
YR 97   20.0%


SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDARIES               For the Years Ended December 31,
(Amounts in thousands, except per share data)        2000      1999      1998      1997      1996      1995
---------------------------------------------     --------------------------------------------------------------
Income Statement Data
Revenues:
 Insurance:
  Premiums earned                                   $456,120  $400,991  $375,478  $311,159  $280,614  $263,006
  Net investment income                               30,774    25,292    23,908    21,332    18,269    16,107
  Net realized investment gains                        4,646     3,486     6,354     4,170     2,690     2,373
  Other insurance income                               8,784     6,793     2,508     1,557     1,602       618
 Transportation                                       33,119    31,327    33,059    34,933    34,064    30,371
 Other                                                   979     1,237     1,055       617       499       752
						   -------------------------------------------------------------
    Total                                            534,422   469,126   442,362   373,768   337,738   313,227
						   -------------------------------------------------------------
Costs and Expenses:
 Insurance:
  Losses and loss adjustment expenses                240,680   204,365   210,015   171,163   172,426   136,211
  Commissions and other
   policy acquisition costs                          137,053   114,212   103,169    79,518    81,533    80,520
  Operating and administrative expenses               70,755    66,541    54,309    49,118    41,355    39,475
  Transportation operating expenses                   28,828    29,255    28,287    30,079    31,163    28,033
  Interest expense                                     4,132     4,067     4,991     4,983     4,829     3,037
  Other operating and administrative expenses          2,305     6,973     4,064     4,204     3,115     3,462
						   -------------------------------------------------------------
    Total                                            483,753   425,413   404,835   339,065   334,421   290,738
						   =============================================================
Income from Continuing Operations
 Before Federal Income Tax                            50,669    43,713    37,527    34,703     3,317    22,489
Provision (Credit) for Federal Income Tax             15,206    12,534    10,595    10,336      (426)    6,441
						   -------------------------------------------------------------
Income from Continuing Operations                     35,463    31,179    26,932    24,367     3,743    16,048
Loss from Discontinued Operations(a)                     -         -         -      (6,817)   (2,675)   (6,496)
						   -------------------------------------------------------------
Net Income                                          $ 35,463  $ 31,179  $ 26,932  $ 17,550  $  1,068  $  9,552
						   =============================================================

Basic Earnings (Loss) Per Share
  of Common Stock(c):
    Continuing operations                           $   3.91  $   3.42  $   2.99  $   2.72  $    .42  $   1.81
    Discontinued operations                              -         -         -        (.76)     (.30)     (.73)
						   -------------------------------------------------------------
    Total                                           $   3.91  $   3.42  $   2.99  $   1.96  $    .12  $   1.08
						   =============================================================

Diluted Earnings (Loss) Per Share
  of Common Stock(c):
    Continuing operations                           $   3.78  $   3.30  $   2.86  $   2.63  $    .41  $   1.74
    Discontinued operations                              -         -         -        (.74)     (.29)     (.70)
						   -------------------------------------------------------------
    Total                                           $   3.78  $   3.30  $   2.86  $   1.89  $    .12  $   1.04
						   =============================================================

Cash Dividends Per Share
  of Common Stock(c):                               $    .30  $    .27  $    .25  $    .23  $    .22  $    .21
						   =============================================================
				       18


THE MIDLAND COMPANY AND SUBSIDARIES               For the Years Ended December 31,
(Amounts in thousands, except per share data)        2000      1999      1998      1997      1996      1995
----------------------------------------------    --------------------------------------------------------------
Balance Sheet Data
Total Cash and Marketable Securities                $701,048  $620,957  $593,857  $504,106  $403,804  $373,275
Total Assets                                         993,850   888,057   837,220   760,463   655,979   600,905
Total Debt                                            85,045    69,838    76,085    92,309    95,170   101,076
Unearned Insurance Premiums                          357,185   312,838   255,115   240,340   208,417   190,948
Insurance Loss Reserves                              135,887   133,713   125,496   120,134    95,830    68,347
Shareholders' Equity                                 283,177   258,002   248,832   197,026   159,688   156,595
Book Value Per Share(c)                             $  31.46  $  27.11  $  26.61  $  21.11  $  17.50  $  17.28
Common Shares Outstanding(c)                           9,000     9,516     9,352     9,334     9,126     9,060

Other Data
Midland Consolidated
Operating Income from
Continuing Operations(b)                            $ 31,755  $ 28,913  $ 22,802  $ 21,657  $  1,995  $ 14,506
						  ==============================================================

Operating Income Per Share
from Continuing Operations(Diluted)(b,c)            $   3.39  $   3.06  $   2.42  $   2.33  $    .22  $   1.57
						  ==============================================================

AMIG's Property and Casualty Operations
Direct and Assumed Written Premiums                 $500,984  $472,041  $446,248  $422,982  $387,165  $376,330
Net Written Premium                                  469,215   439,863   391,770   342,310   290,355   285,306

Loss and Loss Adjustment Expense Ratio (GAAP)          52.9%     51.2%     56.1%     55.1%     61.8%     52.0%
Underwriting Expense Ratio (GAAP)                      43.3%     43.2%     40.8%     40.7%     42.5%     45.2%
Combined Ratio (GAAP)                                  96.2%     94.4%     96.9%     95.8%    104.3%     97.2%

Statutory Capital and Surplus                        235,521   220,080   217,091   164,128   124,131   113,189
Net Written Premium to Statutory Surplus                2.0x      2.0x      1.8x      2.1x      2.3x      2.5x

M/G Transport's Transportation Operations
Net Revenues                                        $ 33,119  $  31,327 $  33,059 $  34,933 $  34,064 $  30,371
Net Income                                             2,338      1,169     2,994     3,126     1,938     1,585
Total Assets                                          28,878     31,683    41,576    44,544    41,458    48,375
Shareholders' Equity                                  10,054     11,245    19,075    19,081    15,658    34,219

Footnotes:
(a)   On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.
(b)   Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.
(c)   Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998.


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	The Midland Company (the Company or Midland), through its wholly owned subsidiaries, is primarily a specialty property and casualty insurance company, with more than 60 percent of its premium volume related to insuring manufactured housing. In addition, Midland owns a barge chartering and freight brokerage operation that accounts for approximately 6 percent of its consolidated revenues.

LINES OF BUSINESS AND REPORTABLE STATEMENTS
	The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to Midland's three reportable segments: manufactured housing insurance, other insurance and transportation. A description of the operations of each of these lines of business is included below.

Insurance (Manufactured Housing and Other Insurance)
	The Company's specialty insurance operations are conducted through American Modern Insurance Group (American Modern), a wholly-owned subsidiary of the Company and a holding company which controls six property and casualty insurance companies, two credit life insurance companies and five licensed insurance agencies. Other subsidiaries of American Modern offer warranty and extended service products, loan origination services and operate Ameritrac, American Modern's proprietary loan and lease tracking service. American
Modern is licensed, through its subsidiaries, to write insurance premium in all 50 states and the District of Columbia. The majority of American Modern's business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. Other insurance products include watercraft, motorcycle, recreational vehicle, homeowners, lower value homes, warranty products, dwelling fire, mortgage fire, collateral protection, specialty automobile, credit life, long-haul truck, commercial and excess and surplus lines.

Transportation
	M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport), the Company's transportation subsidiaries, charter barges and broker freight for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargos primarily on the lower Mississippi River and its tributaries.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Insurance

Insurance Premiums
	Direct and assumed written premiums generated from American Modern's property and casualty and life insurance subsidiaries for the year ended December 31, 2000 increased 9.6% to $540.7 million from $493.2 million in 1999. Net earned premiums for the year increased 13.7% to $456.1 million from $401.0 million in 1999. The difference in growth rates between the direct and assumed written premiums and net earned premiums is due primarily to the impact of multi-year policies generated in prior periods coupled with changes in the levels of premiums ceded under a quota share reinsurance treaty.
	The growth in direct and assumed written premiums is due to volume increases in manufactured home and related coverages premium, all other property and casualty specialty insurance products and credit life direct and assumed written premium. Manufactured home and related coverages direct and assumed written premium increased 4.4% to $338.6 million in 2000 from $324.4 million in 1999. This increase was achieved in spite of an approximate 30% decrease in manufactured housing shipments in 2000. Direct and assumed written premiums of all other property and casualty specialty insurance products increased 10% to $162.4 million in 2000 from $147.7 million in 1999. Direct and assumed written credit life premium increased 87.7% to $39.7 million in 2000 from $21.2 million in 1999. Premium rate increases also contributed to American Modern's overall direct and assumed premium growth, but to a lesser degree than volume increases.

Other Insurance Income (Fee Income)
	American Modern's other insurance income increased to $8.8 million in 2000 from $6.8 million in 1999. This increase is primarily the result of the growth of American Modern's warranty, loan facilitation and agency fee businesses.

Investment Income and Realized Capital Gains
	American Modern's net investment income (before taxes and excluding net realized capital gains) increased 21.7% to $30.8 million in 2000 from $25.3 million in 1999. The increase in investment income was primarily the result of the investment of positive cash flow generated from underwriting and investment activities coupled with a higher interest rate environment in 2000 compared to 1999. American Modern's investment portfolio increased 13.6% to $693.1 million in market value at December 31, 2000. This increase in the market value of the investment portfolio was the result of the investment of positive cash flow from underwriting activities, investment income, net realized capital gains generated from the portfolio and a $7.4 million increase in the unrealized appreciation in the market value of securities held. The increase in unrealized appreciation was primarily the result of the unrealized appreciation in American Modern's fixed income securities of $15.0 million and the increase in the market value of American Modern's investment in the common stock of Firstar Corporation. The market value of American Modern's investment in Firstar Corporation increased to $54.3 million at December 31, 2000 from $49.3 million at December 31, 1999. After-tax net realized capital gains increased to $3.0 million, $0.31 per share (diluted) in 2000, from $2.3 million, $0.24 per share (diluted) in 1999.

Losses and Loss Adjustment Expenses (LAE)
	Insurance Losses and LAE increased 17.8% to $240.7 million in 2000 from $204.4 million in 1999. This increase was due to the continued growth in net earned premium plus increases in non-catastrophe weather related losses and fire-related losses. Catastrophe losses decreased in 2000 compared to 1999 with a catastrophe loss ratio of only 2.6% in 2000 compared to 5.6% in 1999. The overall after-tax impact of catastrophes was $7.4 million in 2000 as compared to $12.9 million in 1999.

Commissions, Other Policy Acquisition Costs and Other Operating and Administration Expenses
	Commissions, other policy acquisition costs and other operating and administrative expenses increased 14.9% to $207.8 million in 2000 from $180.8 million in 1999. This increase is due primarily to the continued growth in net earned premiums and other insurance income coupled with an increase in the commission ratio due to a change in a quota share reinsurance agreement.

Overall Property and Casualty Underwriting Results
	American Modern's property and casualty operations generated pre-tax underwriting income (property and casualty insurance premiums less losses, commissions and operating expenses) of $17.0 million in 2000 compared to $22.1 million in 1999. This resulted in a combined ratio of 96.2% in 2000 compared to 94.4% in 1999. The reasons for the change in the combined ratio have been described above.

Transportation
	Transportation revenues increased 5.7% to $33.1 million in 2000 from $31.3 million in 1999. The increase was primarily due to increased demand for sugar and barite (a drilling mud used by offshore refineries) and to a one-time capital gain of $1.0 million from the sale of transportation equipment. Transportation's pre-tax profit increased, excluding the capital gain of $1.0 million, from $1.8 million in 1999 to $2.8 million in 2000 due primarily to the increased revenues from the shipment of sugar and barite commodities and changes in the shipping patterns in 2000 when compared to 1999.

Corporate
	During 2000, Midland recorded a gain of $7.4 million from the curtailment and settlement of a portion of its pension plan. This gain was offset by excise taxes on the withdrawal of a portion of overfunded pension assets and by one-time expenses related to consulting agreements with retired executives. The net result of these transactions, exclusive of the excise tax, were included in the income statement as other operating and administrative expenses. The excise tax component was included in the Provision for Federal Income Tax. The net impact of these transactions was a net after-tax charge to earnings in 2000 of less than $200,000, or two cents per share on a dilutive basis.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Insurance

Insurance Premiums
	Direct and assumed written premiums generated from American Modern's property and casualty and life insurance subsidiaries for the year ended December 31, 1999 increased 7.8% to $493.2 million from $457.6 million in 1998. Net earned premiums for the year increased 6.8% to $401.0 million from $375.5 million in 1998. The difference in growth rates between the direct and assumed written premiums and net earned premiums is due primarily to the growth in the amount of multi-year credit life insurance premium produced in 1999 compared to 1998.
	The growth in direct and assumed written premiums is primarily the result of volume increases in manufactured home and related coverages premium. Manufactured home and related coverages direct and assumed written premium increased 9.1% to $324.4 million in 1999 from $297.3 million in 1998. Direct and assumed written premiums of all other specialty insurance products (both property and casualty and life) increased approximately 5.3% to $168.8 million in 1999 from $160.3 million in 1998. This increase is due primarily to an overall increase in the volume of direct and assumed written premium produced by American Modern's credit life companies. In total, direct and assumed written credit life premium increased 72.2% to $21.2 million in 1999 from $12.3 million in 1998. Premium rate increases also contributed to American Modern's overall direct and assumed premium growth, but to a lesser degree than volume increases.

Other Insurance Income (Fee Income)
	American Modern's other insurance income increased to $6.8 million in 1999 from $2.5 million in 1998. The increase is primarily the result of the growth of American Modern's warranty, loan facilitation and agency fee businesses.

Investment Income and Realized Capital Gains
	American Modern's net investment income (before taxes and excluding net realized capital gains) increased 5.8% to $25.3 million in 1999 from $23.9 million in 1998. The increase in investment income was primarily the result of the investment of positive cash flow generated from underwriting activities and the continued growth of American Modern's investment portfolio. American Modern's investment portfolio increased $23.4 million to $610.4 million in market value at December 31, 1999. This increase in the market value of the investment portfolio was the result of the investment of positive cash flow from underwriting activities and investment income and net realized capital gains generated from the portfolio, offset, in part, by a $31.2 million decrease in the unrealized appreciation in the market value of securities held. The decrease in unrealized appreciation was primarily the result of a significant decline in the market value of American Modern's investment in the common stock of Firstar Corporation. The market value of American Modern's investment in Firstar Corporation declined to $49.3 million at December 31, 1999 from $72.4 million at December 31, 1998. After-tax net realized capital gains decreased to $2.3 million, $0.24 per share (diluted) in 1999, from $4.1 million, $0.44 per share (diluted) in 1998.

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

Overall Property and Casualty Underwriting Results
	American Modern's property and casualty operations generated a pre-tax underwriting income (property and casualty insurance premiums less losses, commissions and operating expenses) of $22.1 million in 1999 compared to $11.1 million in 1998. This resulted in a combined ratio of 94.4% in 1999 compared to 96.9% in 1998.

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

LIQUIDITY AND CAPITAL RESOURCES

Holding Company Operations
	Midland and American Modern are holding companies which rely primarily on dividends and management fees from their subsidiaries to assist in servicing their debt, paying their operating expenses and paying dividends to their respective stockholders. The payment of dividends to these holding companies from many of American Modern's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on the Company's or American Modern's liquidity or their ability to meet their long or short-term operating, financing or capital obligations.
	Midland issues commercial paper, generally below the bank prime borrowing rates, and has $52 million of conventional short-term credit lines available at costs, not exceeding prime borrowing rates. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates. Outstanding interest bearing debt, not allocable to either the insurance or transportation operations, as of December 31, 2000 amounted to approximately $62.9 million. The December 31, 2000 balance of outstanding interest bearing debt consisted of $6.0 million in commercial paper, $17.9 million in mortgage obligations and $39.0 million in other short-term borrowings under conventional lines of credit. These short-term borrowings increased $19 million from $20 million in 1999 due primarily to the $13.9 million paid to acquire the Company's common stock coupled with the $6.1 million used to fund the Company's non-qualified pension plan.
	Expenditures for the acquisition of businesses and property, plant and equipment, other than for barge acquisitions discussed below, amounted to $3.8 million, $3.2 million and $4.9 million for years ended December 31, 2000, 1999 and 1998, respectively. The Company declared $2.8 million in dividends payable to its shareholders during 2000 compared to $2.6 million in 1999.
	The 500,000 shares of the Company's common stock authorized for repurchase by the Company's Board of Directors in October, 1999 was completed in 2000 at a total cost of $13.9 million and an average purchase price of $27.71 per share well below our book value per share. In January, 2001, the Company's Board of Directors authorized the repurchase of an additional 500,000 shares of the Company's common stock.

Insurance
	American Modern generates cash inflows primarily from insurance premiums, investment income, proceeds from sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes, dividends to the Company and the purchase of marketable securities. In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by the Company's insurance subsidiaries are primarily property-related coverages that result in relatively rapid claim payments. The average maturity and duration of American Modern's debt security investment portfolio as of December 31, 2000 was approximately 5.1 years and 3.6 years, respectively, which management believes provides adequate asset/liability matching. American Modern also has a $40 million long-term credit facility available on a revolving basis at various rates. As of December 31, 2000, $20 million was outstanding on this credit facility. Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern's future operating requirements and to provide for reasonable dividends to the Company.
	As of December 31, 2000, American Modern's property and casualty statutory surplus was $235.5 million resulting in a premium to surplus ratio of
2.0 for the year ended December 31, 2000.

Transportation
	M/G Transport generates its cash inflows primarily from affreightment revenue. The primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to the Company and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficiently positive to meet future operating requirements while providing for reasonable dividends to the Company.
	The transportation subsidiaries entered into a seven-year lease in 2000 and a fifteen-year lease in 1999 on transportation equipment. Aggregate rental payments under these two leases over the next fourteen years will approximate $8.7 million. There were no other barge acquisitions during 2000 and 1999 and there are currently no commitments for any future barge acquisitions. Any future acquisitions would likely be financed through a combination of internally generated funds, external borrowings or lease transactions. As of December 31, 2000, the transportation subsidiaries had $2.1 million of collateralized equipment obligations outstanding.

OTHER MATTERS

Market Risk
	Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. The Company's market risk exposures are substantially related to American Modern's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows:
	Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern's investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 3.6 year duration of American Modern's fixed income portfolio at December 31, 2000, management estimates that a 100 basis point increase in interest rates ("rate shock") would decrease the market value of its $543.8 million debt security portfolio by approximately 3.6% or $19.6 million.

	Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern's equity exposure consists primarily of declines in the value of its equity security holdings. At December 31, 2000, American Modern had approximately
$149.4 million in equity holdings, including $54.3 million of Firstar
Corporation common stock. A 10% decrease in the market value of Firstar
Corporation's common stock would decrease the fair value of its equity portfolio by approximately $5.4 million. At December 31, 2000, American
Modern's remaining portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of approximately 1.10. This means that, in general, if the S&P Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by approximately 11.0%.
	The active management of market risk is integral to American Modern's operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

Other Comprehensive Income
	For the Company, the only difference between net income and comprehensive income is the net change in unrealized gain on marketable securities. For the years ended December 31, 2000 and 1998, such net unrealized gains in equity securities increased (net of income tax effects) by $5.0 million and $26.4 million, respectively. For the year ended December 31, 1999, the net unrealized gains in equity securities decreased (net of income tax effects) by $21.1 million. For fixed income securities, the net unrealized gains increased by $1.6 million and $9.8 million for the years ended
December 31, 2000 and 1998, respectively. For the year ended December 31, 1999, the net unrealized decreased by $11.8 million to a net unrealized loss.

Impact of Inflation
	Management does not consider the impact of the change in prices due to inflation to be material in the analysis of the Company's overall operations.

NEW ACCOUNTING STANDARDS

	The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" during 1998. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning January 1, 2001. Adoption of SFAS 133 will not have a material impact on the reported results of operations or financial position of the Company.

PRIVATE SECURITIES REFORM ACT OF 1995-FORWARD LOOKING STATEMENTS DISCLOSURE

	This Report contains forward-looking statements. For purposes of this Report, a "Forward Looking Statement", within the meaning of the Securities Reform Act of 1995, is any statement concerning the year 2001 and beyond. The actions and performance of the Company and its subsidiaries could deviate materially from what is contemplated by the forward-looking statements contained in this Report. Factors which might cause deviations from the forward looking statements include, without limitations, the following: 1) changes in the laws or regulations affecting the operations of the Company or any of its subsidiaries, 2) changes in the business tactics or strategies of the Company or any of its subsidiaries, 3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the Company or any of its subsidiaries, 4) changing market forces or litigation which necessitate, in management's judgment, changes in plans, strategy or tactics of the Company or its subsidiaries and 5) adverse weather conditions, fluctuations in the investment markets, changes in the retail marketplace or fluctuations in interest rates, any one of which might materially affect the operations of the Company and/or its subsidiaries. Any forward-looking statement speaks only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDARIES               Years Ended December 31,
(Amounts in thousands, except per
  share data)                                    2000      1999      1998
---------------------------------------     ------------------------------------
Revenues:
  Insurance:
    Premiums earned                            $456,120  $400,991  $375,478
    Net investment income                        30,774    25,292    23,908
    Net realized investment gains                 4,646     3,486     6,354
    Other insurance income                        8,784     6,793     2,508
  Transportation                                 33,119    31,327    33,059
  Other                                             979     1,237     1,055
					    ------------------------------------
     Total                                      534,422   469,126   442,362
					    ------------------------------------

Costs and Expenses:
  Insurance:
    Losses and loss adjustment expenses         240,680   204,365   210,015
    Commissions and other policy
      acquisition costs                         137,053   114,212   103,169
    Operating and administrative expenses        70,755    66,541    54,309
  Transportation operating expenses              28,828    29,255    28,287
  Interest expense                                4,132     4,067     4,991
  Other operating and
    administrative expenses                       2,305     6,973     4,064
					    ------------------------------------
     Total                                      483,753   425,413   404,835
					    ------------------------------------

Income Before Federal Income Tax                 50,669    43,713    37,527
Provision for Federal Income Tax                 15,206    12,534    10,595
					    ------------------------------------
Net Income                                     $ 35,463  $ 31,179  $ 26,932
					    ====================================

Basic Earnings Per Share of Common Stock:      $   3.91  $   3.42  $   2.99
					    ====================================
Diluted Earnings Per Share of Common Stock:    $   3.78  $   3.30  $   2.86
					    ====================================
Cash Dividends Per Share of Common Stock       $    .30  $    .27  $    .25
					    ====================================
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDARIES                     December 31,
(Amounts in thousands)                                2000        1999
--------------------------------------      -----------------------------------
ASSETS
Marketable Securities:
  Fixed income (cost, $534,038 in 2000 and
    $488,492 in 1999)                                $540,337    $479,772
  Equity (cost, $74,983 in 2000 and
    $46,400 in 1999)                                  152,320     131,087
						    -----------------------
    Total                                             692,657     610,859
						    -----------------------
Cash                                                    8,391      10,098
						    -----------------------
Accounts Receivable-Net                                70,396      60,426
						    -----------------------
Reinsurance Recoverables and
 Prepaid Reinsurance Premiums                          46,030      43,151
						    -----------------------
Property, Plant and Equipment-Net                      56,976      62,585
						    -----------------------
Deferred Insurance Policy Acquisition Costs            91,574      85,168
						    -----------------------
Other Assets                                           27,826      15,770
						    -----------------------

Total Assets                                         $993,850    $888,057
						    =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Unearned Insurance Premiums                          $357,185    $312,838
						    -----------------------
Insurance Loss Reserves                               135,887     133,713
						    -----------------------
Insurance Commissions Payable                          22,181      20,291
						    -----------------------
Funds Held Under Reinsurance Agreements and
  Reinsurance Payables                                  2,803       3,097
						    -----------------------
Long-Term Debt                                         40,025      44,288
						    -----------------------
Other Notes Payable:
Banks                                                  39,000      20,000
Commercial paper                                        6,020       5,550
						    -----------------------
Total                                                  45,020      25,550
						    -----------------------
Deferred Federal Income Tax                            32,938      28,171
						    -----------------------
Other Payables and Accruals                            74,634      62,107
						    -----------------------
Commitments and Contingencies                             -           -
						    -----------------------
Shareholders' Equity:
  Common stock (issued and outstanding: 9,000
    shares at December 31, 2000 and 9,516 shares
    at December 31, 1999 after deducting treasury
    stock of 1,928 shares and 1,412 shares,
    respectively)                                         911         911
  Additional paid-in capital                           19,838      18,583
  Retained earnings                                   239,679     207,005
  Accumulated other comprehensive income               54,396      49,388
  Treasury stock (at cost)                            (30,404)    (15,786)
  Unvested restricted stock awards                     (1,243)     (2,099)
						    -----------------------
Total                                                 283,177     258,002
						    -----------------------
Total Liabilities and Shareholders' Equity           $993,850    $888,057
						    =======================
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands)     Years Ended December 31, 2000, 1999, and 1998
---------------------------------------------------------------------------
							       Accumulated             Unvested
					  Additional           Other Compre           Restricted          Compre-
				 Common    Paid-In    Retained    hensiv    Treasury    Stock             hensive
				  Stock    Capital    Earnings    Income     Stock      Awards    Total   Income
-------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998         $911     $15,359     $153,797   $44,123    $(14,704)  $(2,460)  $197,026
Comprehensive income:
  Net income                                            26,932                                     26,932 $26,932
  Increase in unrealized gain
  on marketable securities,
  net of related income tax
  effect of $14,207                                               26,384                           26,384  26,384
													  ---------
Total comprehensive income                                                                                $53,316
													  =========
Purchase of treasury stock                                                    (1,271)              (1,271)
Issuance of treasury stock for
 options exercised and other
 employee benefit plans                       620                                738                1,358
Cash dividends declared                                 (2,331)                                    (2,331)
Amortization and cancellation of
 unvested restricted stock awards             (32)                               (56)      822        734
				 -------------------------------------------------------------------------
Balance, December 31, 1998        911      15,947      178,398    70,507     (15,293)   (1,638)   248,832
Comprehensive income:
  Net income                                            31,179                                     31,179  $31,179
  Decrease in unrealized gain
   on marketable securities,
   net of related income tax
   effect of $(11,373)                                           (21,119)                         (21,119) (21,119)
													   --------
Total comprehensive income                                                                                 $10,060
													   ========
Purchase of treasury stock                                                    (3,709)              (3,709)
Issuance of treasury stock
 for options exercised and
 other employee benefit plans                 315                              1,985                2,300
Cash dividends declared                                 (2,572)                                    (2,572)
Federal income tax benefit
 related to the exercise or
 granting of stock awards                     940                                                     940
Restricted stock awards                     1,411                              1,266    (2,677)
Amortization and cancellation of
 unvested restricted stock awards             (30)                               (35)    2,216      2,151
				 -------------------------------------------------------------------------
Balance, December 31, 1999        911      18,583      207,005    49,388     (15,786)   (2,099)   258,002
Comprehensive income:
  Net income                                            35,463                                     35,463  $35,463
  Increase in unrealized gain
   on marketable securities,
   net of related income tax
   effect of $2,661                                                5,008                            5,008    5,008
													   --------
Total comprehensive income                                                                                 $40,471
													   ========
Purchase of treasury stock                                                   (15,432)             (15,432)
Issuance of treasury stock
 for options exercised and
 other employee benefit plans                 109                                959                1,068
Cash dividends declared                                 (2,789)                                    (2,789)
Federal income tax benefit
 related to the exercise or
 granting of stock awards                     479                                                     479
Revaluation of stock options
 relating to a plan amendment                 776                                                     776
Amortization and cancellation of
 unvested restricted stock awards            (109)                              (145)      856        602
				 -------------------------------------------------------------------------
Balance, December 31, 2000       $911     $19,838     $239,679   $54,396    $(30,404)  $(1,243)  $283,177
				 =========================================================================
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDARIES              Years Ended December 31,
(Amounts in thousands)                           2000      1999      1998
--------------------------------------      ------------------------------------
Cash Flows from Operating Activities:
  Net income                                   $ 35,463  $ 31,179  $ 26,932
  Adjustments to reconcile to net
   cash provided by operating activities:
    Depreciation and amortization                 9,151    10,287     8,798
    Net gains from sale of investments           (4,646)   (3,486)   (6,354)
    Increase in unearned insurance premiums      44,347    57,723    14,775
    Increase in other accounts
     payable and accruals                        13,375     4,002     7,417
    Decrease (increase) in other assets          (9,919)    5,402    (2,947)
    Increase in accounts receivable-net          (9,861)     (632)     (602)
    Increase in deferred insurance policy
     acquisition costs                           (6,406)  (21,206)   (8,372)
    Decrease (increase) in reinsurance
     recoverables and prepaid
     reinsurance premiums                        (2,879)   (9,196)   15,061
    Increase in insurance loss reserves           2,174     8,217     5,362
    Increase (decrease) in deferred
     federal income tax                           2,105       239    (1,082)
    Increase in insurance commissions payable     1,890        19     1,239
    Decrease in funds held under reinsurance
     agreements and reinsurance payables           (294)  (11,527)     (819)
    Other-net                                    (1,626)    1,725       698
						------------------------------
      Net cash provided by operating activities  72,874    72,746    60,106
						------------------------------
Cash Flows from Investing Activities:
  Purchase of marketable securities            (258,485) (207,321) (277,853)
  Sale of marketable securities                 167,923   130,296   191,014
  Maturity of marketable securities              45,316    35,913    35,034
  Decrease (increase) in cash equivalent
   marketable securities                        (24,051)   (9,588)    6,937
  Acquisition of property, plant and equipment   (3,833)   (3,173)   (4,948)
  Proceeds from sale of property,
   plant and equipment                            2,924       345     6,003
  Net cash used in business acquisitions         (2,471)   (2,636)      -
						------------------------------
      Net cash used in investing activities     (72,677)  (56,164)  (43,813)
						------------------------------
Cash Flows from Financing Activities:
  Increase (decrease) in net
   short-term borrowings                         19,470     4,028    (8,269)
  Purchase of treasury stock                    (15,432)   (3,709)   (1,271)
  Repayment of long-term debt                    (4,263)  (10,275)   (8,358)
  Dividends paid                                 (2,747)   (2,515)   (1,746)
  Issuance of treasury stock                      1,068     2,300     1,358
  Issuance of long-term debt                        -          -        403
						------------------------------
      Net cash used in financing activities      (1,904)  (10,171)  (17,883)
						------------------------------
Net Increase (Decrease) in Cash                  (1,707)    6,411    (1,590)
Cash at Beginning of Period                      10,098     3,687     5,277
						------------------------------
Cash at End of Period                          $  8,391  $ 10,098  $  3,687
						==============================
Interest Paid                                  $  4,200  $  4,008  $  4,946
Income Taxes Paid                              $ 12,457  $ 11,500  $ 10,690

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE MIDLAND COMPANY AND SUBSIDARIES

Years Ended December 31, 2000, 1999 and 1998

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	The Company operates generally in two industries-insurance and transportation with the most significant business activities being in insurance.
	The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use numerous estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

Principles of Consolidation-The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.

Marketable Securities-Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.

Property and Depreciation-Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 3 to 7 years, and barges - 20 years).

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

Insurance Income-Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies using the mean method and the sum-of-the-digits method, respectively. The Company generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

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

Stock Option and Award Plans-The Company has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion No. 25 and its related interpretations.

New Accounting Standards-The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" during 1998. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning January 1, 2001. Adoption of SFAS 133 will not have a material impact on the reported results of operations or financial position of the Company.

Reclassifications-Certain previously reported amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's classifications.

2. MARKETABLE SECURITIES
					     Thousands of Dollars
			     ------------------------------------------------
					  Gross Unrealized          Market
     2000                      Cost       Gains      Losses         Value
-----------------------------------------------------------------------------
Debt Securities:
 Governments                  $150,852   $  3,923    $   405       $154,370
 Municipals                    172,824      3,639        342        176,121
 Corporates                    132,304      1,962      2,478        131,788
 Cash Equivalents               62,737        -          -           62,737
 Other-Notes Receivable          8,016        -          -            8,016
 Accrued Interest                7,305        -          -            7,305
			     -----------------------------------------------
 Total                         534,038      9,524      3,225        540,337
			     -----------------------------------------------
Equity Securities               74,465     82,945      5,608        151,802
Accrued Dividends                  518        -          -              518
			     -----------------------------------------------
 Total                          74,983     82,945      5,608        152,320
			     -----------------------------------------------
Total Marketable Securities   $609,021    $92,469     $8,833       $692,657
			     ===============================================

					     Thousands of Dollars
			     -----------------------------------------------
					  Gross Unrealized          Market
	1999                    Cost      Gains      Losses         Value
----------------------------------------------------------------------------
Debt Securities:
 Governments                  $140,514   $   255     $  2,323      $138,446
 Municipals                    171,926       658        4,169       168,415
 Corporates                    122,413        16        3,157       119,272
 Cash Equivalents               38,674       -            -          38,674
 Other-Notes Receivable          8,655       -            -           8,655
 Accrued Interest                6,310       -            -           6,310
			     -----------------------------------------------
 Total                         488,492       929        9,649       479,772
			     -----------------------------------------------
Equity Securities               45,970    85,980        1,293       130,657
Accrued Dividends                  430       -            -             430
			     -----------------------------------------------
 Total                          46,400    85,980        1,293       131,087
			     -----------------------------------------------
Total Marketable Securities   $534,892   $86,909      $10,942      $610,859
			     ===============================================

	At December 31, 2000 and 1999, the market value of the Company's investment in the common stock of Firstar Corporation, which exceeded 10% of the Company's shareholders' equity, was $57.2 million and $52.0 million, respectively.

The following is investment information summarized by investment category (amounts in 000's):
			       2000      1999      1998
			   ----------------------------------
Investment Income:
Interest on Fixed
Maturities                   $29,560   $ 26,152   $24,565
Dividends on
Equity Securities              3,465      2,132     1,624
Other                           (898)    (1,719)   (1,221)
			   ----------------------------------
Total                         32,127     26,565    24,968
Less Investment Expenses      (1,122)    (1,117)     (884)
			   ----------------------------------
Net Investment Income        $31,005   $ 25,448   $24,084
			   ==================================
Net Realized Investment Gains:
 Fixed Income:
  Gross Realized Gains       $   539   $    404   $  4,420
  Gross Realized Losses       (3,800)    (1,956)      (371)

 Equity Securities:
  Gross Realized Gains        16,197      7,290      5,683
  Gross Realized Losses       (8,290)    (2,252)    (3,378)
			   ----------------------------------
 Net Realized Investment
  Gains                      $ 4,646   $  3,486   $  6,354
			   ==================================
Change in Unrealized
 Investment Gains:
  Fixed Income               $15,019   $(18,167)  $  2,443
  Equity Securities           (7,350)   (14,325)    38,148
			   ----------------------------------
Change in Unrealized
 Investment Gains            $ 7,669   $(32,492)  $ 40,591
			   ==================================

	The cost and approximate market value of debt securities held at December 31, 2000, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).
						     Market
					   Cost      Value
				      --------------------------
One year or less                         $102,383    $102,346
After one year through five years         189,408     191,661
After five years through ten years        205,016     207,903
After 10 years                             37,231      38,427
				      --------------------------
Total                                    $534,038    $540,337
				      ==========================

3. ACCOUNTS RECEIVABLE-NET
	Accounts receivable at December 31, 2000 and 1999 are generally due within one year and consist of the following (amounts in 000's):

					   2000      1999
				      --------------------------
Insurance                                $61,143     $55,509
Transportation                             4,319       4,453
Other                                      5,760       1,271
				      --------------------------
Total                                     71,222      61,233
Less Allowance for Losses                    826         807
				      ==========================
Accounts Receivable-Net                  $70,396     $60,426
				      ==========================

4. PROPERTY, PLANT AND EQUIPMENT-NET
	At December 31, 2000 and 1999, property, plant and equipment stated at original cost consist of the following (amounts in 000's):
					   2000      1999
				      --------------------------
Land                                     $ 1,341     $ 1,341
Buildings, Improvements,
Fixtures, etc.                            63,339      59,933
Transportation Equipment                  44,301      51,214
				      --------------------------
Total                                    108,981     112,488
Less Accumulated Depreciation
and Amortization                          52,005      49,903
				      --------------------------
Property, Plant and
Equipment-Net                            $56,976     $62,585
				      ==========================

	Total rent expense related to the rental of equipment included in the accompanying consolidated statements of income is (amounts in 000's) $7,219 in 2000, $6,566 in 1999 and $5,496 in 1998. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $3,054 - 2001; $2,835 - 2002; $1,444 - 2003; $804 - 2004; $718 - 2005 and $5,473 - thereafter.

5. DEFERRED INSURANCE POLICY ACQUISITION COSTS
	Acquisition costs incurred and capitalized during 2000, 1999 and 1998 amounted to $143.5 million, $135.4 million and $111.5 million, respectively. Amortization of deferred acquisition costs was $137.1 million, $114.2 million and $103.2 million for 2000, 1999 and 1998, respectively.

6. NOTES PAYABLE TO BANKS
	At December 31, 2000 and 1999, the Company had conventional lines of credit with commercial banks of $52 million and $47 million, respectively. The lines of credit in use under these agreements at December 31, 2000 and 1999 amounted to $31 million and $18 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $81,000 are currently paid to the lending institutions to maintain these credit agreements.
	Additionally, at December 31, 2000 and 1999, the Company had other short-term bank borrowings outstanding of $8 million and $2 million, respectively. These borrowings also constitute senior debt.
	The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 6.86% and 6.69% at December 31, 2000 and 1999, respectively.

7. LONG-TERM DEBT
	Long-term debt at December 31, 2000 and 1999 is summarized as follows (amounts in 000's):
					   2000      1999
				      ------------------------
Equipment Obligations, Due Through-
	6.45%   July 1, 2000             $   -       $ 1,330
	7.10%   January 1, 2001              -           642
	6.79%   September 30, 2003           -           936
	6.50%   October 31, 2003           2,100       2,800
Mortgage Notes, Due Through-
	6.83%   December 20, 2005         17,925      18,580
Unsecured Notes Under a
 $40 million Credit Facility,
 Payments Beginning 2004-
       *7.84%  November 1, 2007           20,000      20,000
				      ------------------------
  Total Obligations                       40,025      44,288
  Current Maturities                       1,406       3,554
				      ------------------------
    Non Current Portion                  $38,619     $40,734
				      ========================

*Rate in effect on December 31, 2000. The interest rate on this borrowing is adjusted quarterly to the LIBOR rate plus a margin of 1%.
	Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $29,596,000 at December 31, 2000.
	The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 2000 are (amounts in 000's): 2001 - $1,406; 2002 - $1,456; 2003 - $1,510; 2004 - $5,865; 2005 - $5,930; 2006 and thereafter -
$23,858.
	At December 31, 2000 and 1999, the carrying value approximated the fair value of the Company's long-term debt.

8. FEDERAL INCOME TAX
	The provision for federal income tax is summarized as follows (amounts in 000's):
			       2000      1999      1998
			   ---------------------------------
Current provision            $13,100   $12,295    $11,677
Deferred provision (credit)    2,106       239     (1,082)
			   ---------------------------------
Total                        $15,206   $12,534    $10,595
			   =================================

	The federal income tax provision for the years ended December 31, 2000, 1999 and 1998 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):
			       2000      1999      1998
			   ---------------------------------
Federal income tax
 at statutory rate           $17,734   $15,300    $13,134
Tax effect of:
 Tax exempt interest and
  excludable dividend income  (3,397)   (3,131)    (2,354)
 Excise tax on reversion
  of pension assets              529       -          -
 Other-net                       340       365       (185)
			   ---------------------------------
Provision for federal
 income tax                  $15,206   $12,534    $10,595
			   =================================

	Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):
					   2000      1999
				      -----------------------
Deferred tax liabilities:
 Deferred insurance policy
  acquisition costs                      $28,945    $26,876
 Unrealized gain on
  marketable securities                   29,240     26,579
 Accelerated depreciation                  7,281      7,274
 Other                                     1,284        319
				      ------------------------
  Sub-total                               66,750     61,048
				      ------------------------
Deferred tax assets:
 Unearned insurance premiums              21,467     19,744
 Pension expense                           3,915      5,099
 Insurance loss reserves                   3,125      3,141
 Other                                     5,305      4,893
				      ------------------------
  Sub-total                               33,812     32,877
				      ------------------------
Deferred federal income tax              $32,938    $28,171
				      ========================

	For 2000, $479,000 of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

9. REINSURANCE
	A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows (amount in 000's):
			  Direct    Assumed   Ceded     Net
		      -----------------------------------------
     2000
   --------
    Written             $455,951  $45,033  $(31,769)  $469,215
    Earned               434,565   41,700   (30,766)   445,499
     1999
   --------
    Written             $432,263  $39,778  $(32,178)  $439,863
    Earned               409,506   38,803   (55,620)   392,689
     1998
   --------
    Written             $409,812  $36,436  $(54,478)  $391,770
    Earned               394,166   35,458   (60,573)   369,051

	The amounts of recoveries pertaining to reinsurance contracts that were deducted from loses incurred during 2000, 1999 and 1998 were (amounts in 000's): $14,286, $62,003 and $28,674, respectively.

10. INSURANCE LOSS RESERVES
	Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

			       2000      1999      1998
			   ---------------------------------
Balance at January 1         $113,439  $108,697  $108,334
 Less reinsurance
  recoverables                 24,114    20,430    26,433
			   ---------------------------------
Net balance
 at January 1                  89,325    88,267    81,901
			   ---------------------------------
Incurred related to:
 Current year                 242,689   211,066   208,811
 Prior years                   (6,952)  (10,178)   (2,120)
			   ---------------------------------
Total incurred                235,737   200,888   206,691
			   ---------------------------------
Paid related to:
 Current year                 186,498   159,045   157,530
 Prior years                   43,542    40,785    42,795
			   ---------------------------------
Total paid                    230,040   199,830   200,325
			   ---------------------------------
Net balance at
 December 31                   95,022    89,325    88,267
 Plus reinsurance
  recoverables                 16,720    24,114    20,430
			   ---------------------------------
Balance at December 31       $111,742  $113,439  $108,697
			   =================================

11. BENEFIT PLANS
	The Company has a qualified pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. As a result, the Company recorded a curtailment/settlement gain of approximately $7.4 million, which is included in Other Operating and Administrative Expenses. All new employees are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed $1.2 million to the qualified self-directed retirement plan for the year ended December 31, 2000.

	The Company has a qualified 401(k) savings plan and a funded non-qualified savings plan. The Company contributed $821,000, $669,000 and $320,000 to the qualified 401(k) savings plan for the years 2000, 1999 and 1998, respectively.
	The Company also has a unfunded non-qualified defined benefit pension plan.
	The following tables, which include amounts related to both the qualified and non-qualified pension plans, illustrate (1) a reconciliation of the plans' benefit obligation, assets and funded status, (2) the weighted average assumptions used and (3) the components of the net periodic benefit cost (amounts in 000's except for percentages):
					   2000      1999
				      -------------------------
Qualified plan
Change in benefit obligation:
Benefit obligation
 at beginning of year                    $ 26,448   $ 25,864
Service cost                                  884      1,475
Interest cost                               1,853      1,961
Actuarial (gain)/loss                       2,381     (2,045)
Curtailments                               (4,229)       -
Settlements                               (11,068)       -
Benefits paid                                (661)      (807)
				      -------------------------
Benefit obligation at end of year        $ 15,608   $ 26,448
				      =========================
Change in plan assets:
Fair value of plan assets
 at beginning of year                    $ 32,368   $ 25,937
Actual return on plan assets                 (371)     7,238
Employer contributions (reversion)         (3,565)       -
Settlements                               (11,068)       -
Benefits paid                                (661)      (807)
				      -------------------------
Fair value of plan
 assets at end of year                   $ 16,703   $ 32,368
				      =========================
Funded status:
Funded status at end of year             $  1,095   $  5,920
Unrecognized net
 actuarial (gain)/loss                     (3,384)   (13,938)
Unrecognized prior service cost               358      1,296
Unrecognized net transition
 asset obligation asset                      (358)      (783)
				      -------------------------
Accrued benefit cost                     $ (2,289)  $ (7,505)
				      =========================

					    2000      1999
				      -------------------------
Non-qualified plan
Benefit obligation
 at beginning of year                     $ 7,095   $  7,985
Service cost                                   88        139
Interest cost                                 213        566
Plan amendments                               -         (658)
Actuarial (gain)/loss                       1,343       (848)
Curtailments                               (1,486)       -
Transfer of obligation
 to successor plan                         (6,120)       -
Gross benefits paid                           (55)       (89)
				      -------------------------
Benefit obligation at end of year
 (accumulated benefit obligation
 of $986 and $6,321, respectively)        $ 1,078    $ 7,095
				      =========================

Funded status                             $(1,078)   $(7,095)
Unrecognized actuarial (gain)/loss             31      1,563
Unrecognized prior service cost               100        413
				      -------------------------
Accrued benefit cost                      $  (947)   $(5,119)
				      =========================

			       2000      1999      1998
			  -----------------------------------
Qualified and
 non-qualified plans
Weighted-average
 assumptions as of
 December 31:
Discount rate                  7.75%     7.75%     7.00%
Expected return
 on plan assets                9.40%     8.00%     8.00%
Rate of compensation
 increase                      4.25%     5.50%     5.50%

Components of net
 periodic benefit cost:
Service cost                 $  972   $ 1,614   $ 1,369
Interest cost                 2,066     2,527     2,334
Expected return on assets    (2,266)   (1,663)   (1,510)
Amortization of:
 Transition asset              (113)     (165)     (165)
 Prior service cost              55       114       106
 Actuarial (gain)/loss         (107)      133       152
			  ----------------------------------
Net periodic benefit cost       607     2,560     2,286
Curtailment credit           (4,333)      -         -
Settlement credit            (3,063)      -         -
			  ----------------------------------
Total net periodic
 benefit cost (credit)      $(6,789)  $ 2,560   $ 2,286
			  ==================================

12. STOCK OPTION AND AWARD PLANS
	Under the Company's stock option plans, all of the outstanding stock options at December 31, 2000 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. 229,400 of these stock options were exercisable at December 31, 2000 and 38,450 options become exercisable each year in 2001 through 2004. A summary of stock option transactions follows:

				2000             1999             1998
			  ---------------------------------------------------
				    Wtd.             Wtd.             Wtd.
				    Avg.             Avg.             Avg.
			  (000's)  Option   (000's)  Option  (000's)  Option
			  Shares   Price    Shares   Price   Shares   Price
			  ---------------------------------------------------
Outstanding,
 beginning
 of year                   246     $12.49     380    $10.07    420    $10.13
Exercised                  (39)      9.00    (164)     9.38    (40)    10.65
Expired                     (7)     22.75      -        -       -        -
Granted                    183      22.75      30     26.09     -        -
			  --------           --------         --------
Outstanding,
 end of year               383     $17.55     246    $12.49    380    $10.07
			  ===================================================
Weighted avg.
fair value
of options
granted                            $ 8.72            $ 8.64
				  =========         =========

	Information regarding such outstanding options at December 31, 2000 follows:

			  Outstanding
Remaining                   Options
Life                        (000's)          Price
----------------------------------------------------
One year                      123           $ 9.00
Two years                      18            16.71
Four years                     18            16.92
Six years                      18            12.63
Eight years                    30            26.09
Nine years                    176            22.75
			     -----
Total outstanding             383
			     =====
Weighted average price                      $17.55
					   ========

	The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the rights of outstanding shares. In 1993, 96,000 shares were initially awarded under the program and 71,000 shares were eventually distributed in 1998. In 1995, 147,000 shares were awarded and 124,000 shares were eventually distributed in 2000. In 1997 and 1999, 195,000 and 119,500 shares, respectively, were also awarded and 163,000 and 109,000 shares, respectively, remain outstanding at December 31, 2000. The value of the awards is being amortized as compensation expense over a five-year vesting period.
	In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement period and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. The 2000 grant could result in a maximum of 50,000 shares being awarded under this program in 2003. The value of these shares is charged to expense over the performance period.
	The Company applies APB opinion 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS
No. 123, the Company's 2000 and 1999 net income and earnings per share would have been reduced to the pro forma amounts indicated below (1998 would not have been affected) (amounts in 000's, except per share data):

					    2000      1999
				      ------------------------
Net Income
 As reported                              $35,463   $31,179
 Pro forma                                $35,157   $31,011

Net Income per Common Share-basic
 As reported                               $3.91     $3.42
 Pro forma                                 $3.88     $3.40

Net Income per Common Share-diluted
 As reported                               $3.78     $3.30
 Pro forma                                 $3.75     $3.28

	The fair values of the 2000 and 1999 option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following (weighted average) assumptions: dividend yields of 1.3%, expected volatility of 27.1% and 26.6%, risk-free interest rates of 6.7% and 4.7% and expected lives of 7 years, respectively.
	At December 31, 2000, 896,000 common shares are authorized for future option award or stock grants.

13. EARNINGS PER SHARE
	The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2000, 1999 or 1998.

				    Shares in 000's
			    ------------------------------
			       2000      1999      1998
			    ------------------------------
Shares used in basic
 EPS calculation
 (shares outstanding)         9,066     9,111     9,018
Effect of dilutive
 stock options                  114       122       228
Effect of dilutive
 restricted stock grants        174       230       166
Effect of dilutive
 performance stock awards        25        -         -
			    ------------------------------
Shares used in diluted
 EPS calculation              9,379     9,463     9,412
			    ==============================

	On April 9, 1998, the Company approved a three-for-one stock split effective May 21, 1998 for holders of record on April 30, 1998. Accordingly, the number of shares have been adjusted for the prior periods to reflect the impact of this stock split and previously reported per share amounts have been restated.
	At December 31, 2000 and 1999, 30,000 stock options at a price of $26.09 were outstanding and were not comprehended in the computation of diluted earnings per share because their price was greater than the average market value of the common stock. All outstanding stock options at December 31, 1998 had exercise prices that were less than the average market price of the Company's common stock and, therefore, were included in the computation of diluted earnings per share.

14. CONTINGENCIES
	Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position or results of operations.

15. SHAREHOLDERS' EQUITY
	In 1998, The Midland Company effected a three-for-one stock split and increased its number of shares of common stock authorized without par value (stated value of $.083 a share) to 20,000,000 shares from 5,000,000 shares.
The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.
	In October 1999 the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock all of which was repurchased by the end of 2000. In January, 2001, the Company's Board of Directors authorized the repurchase of an additional 500,000 shares through April of 2002.
	The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2001 without regulatory approval total approximately $28,014,000; such subsidiaries paid cash dividends of $5,350,000 in 2000 and $5,900,000 in 1999.
	Net income as determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company's insurance subsidiaries was $30,854,000, $21,652,000 and $22,583,000 for 2000, 1999 and
1998, respectively. Shareholders' equity on the same basis was $245,904,000 and $229,710,000 at December 31, 2000 and 1999.

16. INDUSTRY SEGMENTS
	The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection and watercraft insurance, as well as commercial lines such as manufactured housing park and dealer insurance. The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.


	Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2000, 1999 and 1998
(amounts in 000's):

			     Manufactured              Unallocated                  Corporate
				Housing     Other       Insurance                    and All   Intersegment
			       Insurance    Insurance    Amounts    Transportation    Other     Elimination   Total
-------------------------------------------------------------------------------------------------------------------
2000
----
Revenues-External customers    $309,943     $154,961                  $33,119        $   748                 $498,771
Net investment income            20,787       11,272     $    25                         741     $ (1,820)    31,005
Net realized investment gains     n/a          n/a         4,646                                               4,646
Interest expense                  n/a          n/a         1,841          484          3,853       (2,046)     4,132
Depreciation and amortization     2,251        1,125                    2,727          3,048                   9,151
Income before taxes              37,589       15,364      (2,044)       3,606         (3,846)                 50,669
Income tax expense               11,390        3,796        (392)       1,268           (856)                 15,206
Acquisition of fixed assets
 and businesses                   n/a          n/a         5,987           58            259                   6,304
Identifiable assets               n/a          n/a       912,008       28,878         70,543      (17,579)   993,850

1999
----
Revenues-External customers    $283,332     $124,452                  $31,327        $ 1,081                $440,192
Net investment income            15,526       10,631     $    19          177            391      $(1,296)    25,448
Net realized investment gains     n/a          n/a         3,486                                               3,486
Interest expense                  n/a          n/a         1,406          517          3,490       (1,346)     4,067
Depreciation and amortization     2,120          931                    2,945          4,291                  10,287
Income before taxes              45,370        6,678      (1,122)       1,806         (9,019)                 43,713
Income tax expense               14,219        1,169        (304)         637         (3,187)                 12,534
Acquisition of fixed assets
 and businesses                   n/a          n/a         5,452           84            273                   5,809
Identifiable assets               n/a          n/a       812,791       31,683         58,021      (14,438)   888,057

1998
----
Revenues-External customers    $258,638     $119,348                  $33,059        $   879                $411,924
Net investment income            14,875        9,923     $    34          323            262      $(1,333)    24,084
Net realized investment gains     n/a          n/a         6,354                                               6,354
Interest expense                  n/a          n/a         1,461          795          4,097       (1,362)     4,991
Depreciation and amortization     1,989          918                    3,190          2,701                   8,798
Income before taxes              31,609       11,207      (2,598)       4,389         (7,080)                 37,527
Income tax expense               10,039        2,774        (909)       1,395         (2,704)                 10,595
Acquisition of fixed assets       n/a          n/a         2,805          561          1,582                   4,948
Identifiable assets               n/a          n/a       747,451       41,576         57,165       (8,972)   837,220

	The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc.
Intersegment revenues were not significant for 2000, 1999 or 1998.
	In 2000, 1999 and 1998, revenues from one customer amounted to $77,395,000, $64,621,000 and $61,865,000, respectively.


INDEPENDENT AUDITOR'S REPORT
DELOITTE & TOUCHE
Cincinnati, Ohio

To the Shareholders of The Midland Company:

	We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Cincinnati, Ohio

February 8, 2001

MANAGEMENT'S REPORT

	The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.
	In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains a comprehensive internal control structure which is supplemented by a program of internal audits. Management believes that the Company's internal control structure is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.
	The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants, in accordance with accounting principles generally accepted in the United States of America, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.
	The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.


QUARTERLY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

						   2000                                                1999
------------------------------------------------------------------------------  -------------------------------------------------
(Amounts in thousands,          First       Second        Third       Fourth        First       Second        Third       Fourth
excepte per share data)        Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------  -------------------------------------------------
Revenues                      $128,741     $132,443     $135,793     $137,445     $114,084     $116,347     $117,845     $120,847
			      ================================================  ==================================================
Net income                    $  9,183     $  7,330     $  7,925     $ 11,025     $  7,860     $  5,211     $  7,250     $ 10,858
			      ================================================  ==================================================
Basic earnings per common     $   1.00     $    .80     $    .88     $   1.23     $    .86     $    .57     $    .80     $   1.19
 share                        ================================================  ==================================================
Diluted earnings per common   $    .97     $    .78     $    .83     $   1.20     $    .83     $    .55     $    .77     $   1.15
			      ================================================  ==================================================
Dividends per common share    $  .0750     $  .0750     $  .0750     $  .0750     $  .0675     $  .0675     $  .0675     $  .0675
			      ================================================  ==================================================
Price range of common stock
 (Nasdaq):

  High                        $  23.97     $  27.25     $  27.44     $  30.50     $  27.75     $  29.31     $  26.88     $  23.50
			      ================================================  ==================================================
  Low                         $  18.50     $  20.52     $  24.25     $  25.13     $  22.13     $  19.25     $  21.00     $  19.88
			      ================================================  ==================================================

Note: The sum of the quarterly reported diluted earnings per share may not equal the full year as each is computed independently. The Company's stock began trading on the Nasdaq National Market on June 2, 1999 under the symbol "MLAN". Prior to that date Midland shares traded on the American Stock Exchange under the symbol "MLA".


OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR                        INDEPENDENT AUDITORS
Fifth Third Bank                                    Deloitte & Touche LLP
38 Fountain Square, Mail Drop #10AT66-3212          250 East Fifth Street
Cincinnati, Ohio 45263                              Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 12, 2001 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

MARKET REGISTRANT'S COMMON STOCK
The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

FORM 10-K
A copy of the Company's 2000 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company - Attention:
Chief Financial Officer or from the Company's website www.midlandcompany.com.

FINANCIAL INFORMATION
For financial information visit us on the internet at www.nasdaq.com or www.midlandcompany.com

OFFICERS AND DIRECTORS
THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS

James E. Bushman (a) (b) (c)
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

James H. Carey (a) (b)
Corporate Director/Advisor

Michael J. Conaton (c)
Vice Chairman

Jerry A. Grundhofer (d)
President and Chief Executive Officer
Firstar Corporation

J. P. Hayden, Jr. (c)
Chairman of the Executive Committee of the Board
Formerly Chairman and Chief Executive Officer of the Company

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

Francis Marie Thrailkill, OSU Ed.D.
President-College of Mount St. Joseph

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


OFFICERS

J. P. Hayden III
Chairman and Chief Operating Officer

John W. Hayden
President and Chief Executive Officer

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

Paul T. Brizzolara
Executive Vice President
Chief Legal Officer and
Assistant Secretary

Elizabeth E. Baldock
Vice President-Human Resourses
and Learning

W. Todd Gray
Treasurer

Michael L. Flowers
Vice President and Assistant Secretary

Mark E. Burke
Director of Taxation

Ronald L. Gramke
Assistant Treasurer

Edward J. Heskamp
Assistant Treasurer

Mary Ann C. Pettit
Assistant Secretary

Geraldine M. Stigall
Assistant Secretary