Form 10-K405, Exhibit 13
period 2001-12-31
MIDLAND CO
filed 2002-03-15
CIK 66025

Exhibit 13


                                    BALANCED
                                     GROWTH-

                                     Key to
                                    Long-term
                                      Value


                                      The
                                    Midland
                                    Company

                                      2001
                                     Annual
                                     Report

                           --------------------------

--------------------------------------------------------------------------------
COMPANY PROFILE

The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group subsidiary, which contributes approximately 94 percent of the company's revenues. In addition, Midland has a profitable investment in a niche river transportation business, M/G Transport Services, Inc. (M/G).

         American Modern is a leader in specialty insurance products and services, marketing through diverse distribution channels. American Modern specializes in physical damage insurance and related coverages for manufactured homes, watercraft, collector automobiles, motorcycles, snowmobiles, and recreational vehicles, among others.

         The company focuses on four key strategies to create long-term value: organic growth in current markets, strategic acquisitions, strategic alliances and the expansion of low-risk fee-income business. By focusing on a formula of balanced growth, the company achieved strong operating performance in 2001, reporting record revenue despite the myriad of challenges facing the company's largest market segment.

         Management believes that this emphasis on proven growth strategies, balanced product and distribution channels and core relationships will enable the company to continue to leverage its strong competitive position, thereby achieving its performance objectives and increasing value for shareholders over the long term.

The Midland Company's Mission

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.


TABLE OF CONTENTS
------------------------------------------------------------------------

Financial Highlights                                                  1
Letter to Shareholders-Balancing Premium Growth and Profitability   2-5
Balance-Creating a Strong Mix of Speciality Products                6-7
Balance-Establishing Multiple Channels of Distribution              8-9
Balance-Building Lasting Relationships
        Through Innovative Services to Customers                  10-11
American Modern Insurance Group, Inc. - Investment Portfolio         12
Balance-Profitable Investment in a Niche River
        Transportation Business, M/G Transport Services, Inc.        13
Six Year Financial Summary Data                                   14-15
Management's Discussion and Analysis                              16-21
Private Securities Reform Act of 1995 - Forward Looking
        Statements Disclosure                                        21
Income Statements                                                    22
Balance Sheets                                                       23
Changes in Shareholders' Equity                                      24
Cash Flows                                                           25
Notes to Financial Statements                                     26-34
Independent Auditor's Report                                         35
Management's Report                                                  35
Quarterly Data and Other Information                                 36
Officers and Directors                                               37


This report contains forward-looking
statements that involve potential risks
and uncertainties. Please see the
Management's Discussion and
Analysis, Pages 16-21, for factors that
could cause results to differ materially from those discussed.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

THE MIDLAND COMPANY AND SUBSIDIARIES                                  For the Years Ended
                                                                         December 31,
(Amounts in thousands, except per share data)                           2001          2000
-------------------------------------------------------------------------------------------
OPERATING PERFORMANCE
Revenues                                                            $  586,543    $  534,422
Income Before Federal Income Tax                                    $   36,704    $   50,699
Operating Income                                                    $   25,907    $   31,755
Capital Gains (After-Tax)                                           $    1,315    $    3,708
Net Income                                                          $   27,222    $   35,463

PER SHARE DATA
Net Income--Basic                                                   $     3.15    $     3.91

Average Shares Outstanding--Basic                                        8,641         9,066

Operating Income--Diluted                                           $     2.88    $     3.39

Net Income--Diluted                                                 $     3.03    $     3.78

Average Shares Outstanding--Diluted                                      8,995         9,379

Cash Dividends                                                      $      .32    $      .30
Book Value                                                          $    33.05    $    31.46

FINANCIAL POSITION
Total Assets                                                        $1,053,942    $  993,850
Shareholders' Equity                                                $  291,876    $  283,177

PERFORMANCE RATIOS
Combined Ratio (American Modern's Property and Casualty Companies)        99.8%         96.2%
Return on Beginning Equity                                                 9.6%         13.7%


                           REVENUES GROW 9.8% IN 2001
                   (Continuing Operations) dollars in millions

            1997        1998       1999         2000        2001
          --------    --------    --------    --------    --------
Revenues $373.768    $442.362    $469.126    $534.422    $586.543


Despite industry challenges and a deepening recession, Midland's revenues grew for the 16th consecutive year. Property and casualty premiums and investment income fueled the growth.

--------------------------------------------------------------------------------

    NET INCOME AND NET OPERATING INCOME PER SHARE REFLECT STRATEGIC DECISIONS
                             (Continuing Operations)


                                 1997      1998      1999     2000      2001
                               --------  --------  -------- --------  --------
Net Income Per Share             $2.63     $2.86    $3.30    $3.78      $3.03
Net Operating Income Per Share   $2.33     $2.42    $3.06    $3.39      $2.88





Midland exited the manufactured housing commercial liability market in 2001 due to profitable concerns. While this action reduced earnings for the short term, it positioned the company for a return to double-digit earnings growth and return on equity objectives for the long term.


                   BOOK VALUE PER SHARE REACHES RECORD $33.05


                        1997        1998       1999      2000        2001
                      --------    --------   --------  --------    --------
Book Value Per Share  $21.11       $26.61     $27.11    $31.46      $33.05


Midland's Compounded Annual Growth in Book Value

1 Yr.    3 Yr.    5 Yr.    10 Yr.
----     ----     ----     -----
5.1%     7.5%     13.6%    11.4%



 Book value per share grew 5.1 percent in 2001. Over the past 10 years, it has grown at a compounded rate of 11.4 percent.

--------------------------------------------------------------------------------


                              The Midland Company/1

--------------------------------------------------------------------------------

LETTER TO
SHAREHOLDERS -

Balancing
Premium Growth
and Profitability

As we reflect on the events of 2001, we're left with a variety of contrasting images, impressions and memories. The events of September 11 reshaped our personal and business lives in many ways ... some obvious, some more subtle. For many Americans, one result of the tragedies was a renewed quest for balance. Balance in their work. Balance in their lives.

         As we look back on the year for The Midland Company, and look forward into our future, we are struck by the important role that balance played in our successes and in our challenges. Without our concerted emphasis the past several years on maintaining balance in our business -- balance in our product lines, balance in our distribution channels and balance in our relationships -- the year would have delivered many more challenges and fewer successes.

         Instead, our strategy led to growth and laid the groundwork for substantial improvements in the company's value. We look ahead to an exciting future, one in which we will continue to rely on balance to help us achieve our double-digit earnings growth and return on equity objectives over the long term.

A YEAR OF CHALLENGES

The year 2001 began with high hopes. We had just completed our fourth consecutive year of record- breaking performance, and our balanced growth strategies were paying dividends.

         Our optimism became increasingly tempered, however, as the economic boom of the 1990s eroded... a boom that had served as a catalyst for unparalleled growth. A deepening recession resulted in a predictable deterioration in our fire loss ratio and an uncharacteristic challenge to our combined ratio objective. Since our goal is to consistently produce an underwriting profit, we are directly facing this challenge with heightened discipline in risk selection. A concentration on rate adequacy also is a high priority for our team in 2002, and actions are already in place to ensure that we obtain the rates necessary to maintain our high standards of profitability.

         Further, in 2000, we saw our largest market undergo its most significant contraction since 1975, and that trend continued in 2001. After declining 28 percent in 2000, manufactured home shipments continued to fall, ultimately down an estimated 23 percent for 2001. Beyond the overall economic conditions, contributing to the decline was tightening of loan requirements for this market, as well as the decision by several key lenders to exit the manufactured home business. In response, manufacturers and dealers continued to redefine the products offered to consumers and attracted conventional mortgage lenders into the market, requiring a shift in our business model to maintain our preeminent position at the point of sale. We firmly believe this industry will recover, and there are many who see signs that the recovery already is under way. When conditions improve in the manufactured housing segment, we will be ready to support and leverage its growth with a full range of specialty products.

         In reviewing the year, we cannot ignore the impact of September 11, the defining event of 2001. While Midland did not suffer direct business consequences, we continue to feel the emotional and indirect business effects on our industry. Some consequences, such as rising reinsurance rates, will affect American Modern less than many of our peers due to our risk profile.

         Finally, we decided in late 2001 to exit the manufactured housing commercial liability market because of profitability concerns. The product simply did not fit well into our core competencies, nor did it fit the profile of "high-frequency, low-severity lines of business" that leverage our strengths. As we look to 2002, we see the decision to exit this market as an opportunity for improving profitability.
--------------------------------------------------------------------------------


                             The Midland Company/2

--------------------------------------------------------------------------------
MEASURING THE SUCCESSES

The year just passed also was marked by important successes - again, a result of concentrated efforts to maintain balance. The balance we have methodically introduced into our product, distribution and under-writing strategies over the last several years positioned us to take all that 2001 could deliver. We begin 2002 with our optimism intact and with a marketplace that is increasingly knowledgeable and confident in our ability to deliver profitable long-term growth. For example, even with the continuing difficulties confronting the manufactured housing industry, we experienced virtually flat manufactured housing premium results in 2001, a testament to our balanced distribution strategy that allows us to capture new business wherever the opportunity arises.

         On another front, our decision to add even more balance to our specialty product offerings by underwriting the GuideOne motorcycle business reaped significant benefits for us in 2001 and, along with other motorsports insurance products, was responsible for $38 million in growth for the year. Motorsports represented 7.4 percent of premiums written in 2001, up from 1.2 percent in 2000, while manufactured housing declined to 56.1 percent from 62.6 percent.

         Further, financial services continued to provide new opportunities for us. In 2001, we integrated these various services and launched a coordinated initiative to expand our reach and impact with banks, credit unions and other financial organizations.

         Ameritrac Business Solutions, our primary fee-income generating subsidiary, expanded its customer base and services, resulting in a 5 percent increase in insurance writings and a 24 percent increase in fee revenues. Opportunities exist to expand Ameritrac's relationship with key new accounts in 2002, which will continue to add to the company's fee revenues.

         Also in 2001, we continued our ascent to a leadership position within the credit life insurance market. The life companies' premiums increased 12.5 percent over 2000, with a three-year compounded annual growth rate of 53.8 percent.

FINANCIAL PERFORMANCE REFLECTED CHALLENGES AND SUCCESSES

Taken in the context of the year, the company achieved credible -- and in some cases stellar -- financial performance. Revenue for the year increased 9.8 percent to a record $586.5 million. While American Modern's manufactured housing direct and assumed written premiums remained essentially flat due to industry challenges, growth in the other property and casualty lines was 34.8 percent, resulting in a total of $555.5 million in direct and assumed property and casualty written premium for 2001. Credit life premiums rose to $44.7 million.

         For the year, net operating income (which excludes capital gains) was $2.88 per share (diluted) compared with $3.39 per share (diluted) in 2000. Total net income was $3.03 per share (diluted) compared with $3.78 per share (diluted) in 2000. But those results do not tell the whole story. After-tax losses from

                            TOTAL PREMIUMS RISE 11%
                     (DIRECT AND ASSUMED PREMIUMS WRITTEN)
                              dollars in millions

                                    [GRAPH]

               1997            1998         1999        2000       2001
               ----            ----         ----        ----       ----
Premiums     $433.978        $457.580     $493.210    $540.720   $600.233


       Over the past 5 years, P&C premium growth has been 2 times that of the industry, reflecting the emphasis on balance in the product mix and distribution channels.

                       COMBINED RATIO REFLECTS UNDERLYING
                       STRENGTH AND CONTINUED COMMITMENT
                        TO SOUND UNDERWRITING PRINCIPLES

                                    [GRAPH]

                   1997        1998        1999      2000      2001
                   ----        ----        ----      ----      ----
AMIG               94.2%       96.6%       93.4%     95.2%     99.3%
Industry          101.6%      105.6%      107.8%    110.4%    117.0%

           While above historic levels in 2001, American Modern's P&C statutory combined ratio has averaged 97.2 percent over the past 10 years, well below the industry average of 108.6 percent.
--------------------------------------------------------------------------------

                             The Midland Company/3

--------------------------------------------------------------------------------
American Modern's commercial liability programs were 67 cents per share (diluted) for the year versus 44 cents last year and the after-tax impact of higher-than-normal fire losses was $1.05 compared with 40 cents in 2000. Clearly, without those items impacting profitability, 2001 would have been a stronger year.

         Even so, American Modern's superior underwriting results were evident in our property and casualty operations' combined ratio. The ratio, while substantially better than the estimated industry result of 117 percent (includes the impact of September 11), was outside the range we target. For the year, the combined ratio was 99.8 percent, including 2.3 percentage points from the commercial liability losses and 2.9 from higher-than-normal fire losses. Catastrophe losses, which were still somewhat lower than normal in 2001, but higher than in 2000, further impacted our combined ratio.

POSITIVE CONTRIBUTION FROM INVESTMENT INCOME

In a year in which many suffered from the vagaries of the stock market and the reduced returns from lower interest rates, our continued emphasis on a disciplined investment approach yielded favorable results. Overall, the market value of Midland's investment portfolio rose to $704.0 million at year-end up from $692.7 million at year-end 2000, while pre-tax investment income increased
9.8 percent for the year.

         Midland's shareholders' equity closed the year at $291.9 million, or $33.05 per share, up from $283.2 million, or $31.46 per share, at year-end 2000.

         Our consistent financial strength and performance were acknowledged on a number of fronts during the year. A.M. Best upgraded American Modern's property and casualty operations to A+ (Superior). The Ward Financial Group placed American Modern among its Top 50 property and casualty insurers for the third consecutive year. Forbes Magazine named Midland as one of the top 200 small companies in America.

M/G TRANSPORT

M/G Transport, Midland's transportation subsidiary, reported 5.2 percent growth in operating revenue for the year. M/G's after-tax contribution to operating earnings was 12 cents for 2001, compared with 18 cents in 2000. M/G experienced a change in the shipping patterns for some of its products, resulting in lower operating profits in the second and third quarters of 2001. Nonetheless, M/G remains a valuable investment for Midland, adding an average of $4.5 million to operating cash flow and averaging a 13.8 percent return on beginning equity over the past five years.

LOOKING BEYOND 2001

Of course, challenges remain. But we intend to remain focused on achieving and maintaining balance in all aspects of our business. We will continue to implement our four strategies for growth: organic growth in current markets, strategic acquisitions, strategic alliances and the expansion of low-risk fee-income




[Photo] From left, Joseph P. Hayden III, Chairman and Chief Operating Officer, and John W. Hayden, President and Chief Executive Officer
--------------------------------------------------------------------------------

                             The Midland Company/4

--------------------------------------------------------------------------------
business. We will continue to consistently deliver superior products and services by adhering to our seven key operating strategies:

   - Focus on specialty products
   - Employ multiple distribution channels
   - Leverage multiple company structure across distribution channels
   - Profit from expert claims management
   - Reduce earnings volatility via risk management
   - Consistently produce an underwriting profit
   - Strategically deploy technology

   While we will remain faithful to all seven strategies, we will pay particularly close attention to the strategic deployment of technology over the next several years, centering on our modernLINK initiative, which is in the process of delivering Web-based, self-servicing capabilities to our producers. Already, we have begun to realize the benefits of more sophisticated automated online processes. At the same time, Web-enabled processing systems allow our business partners to more efficiently serve customer needs and our company to more fully benefit from information distribution efficiencies.

EMPHASIS ON CREATING VALUE FOR SHAREHOLDERS

Midland's goal always has been to place the highest priority on creating long-term value for our shareholders. To that end, on January 25, 2001, the Board of Directors authorized the repurchase of an additional 500,000 shares of our common stock. During 2001, the company repurchased 197,846 shares of our stock at an average price of $34.44 per share. And, on January 31, 2002, the Board approved an indicated annual dividend of 35 cents per share, the 16th consecutive year of increasing dividends to shareholders.

         In addition, more and more financial analysts and professional investors have taken notice of the balance we have achieved over the years.
They have taken notice of the viability of our long-term strategies to produce profits and growth that outpace the industry, as well as create stability and security that provide a welcome relief from the volatility of technology stocks. This underlying confidence in your company was reflected in the dramatic growth in market value of Midland's common stock during 2001, up 57.8 percent to $43.80 per share from year end 2000. The strong performance of Midland's stock in 2001 should come as no surprise, however, since it continued to out perform the S&P 500 for the 1-, 5-, 10-, 15- and 20-year time frames.

         In closing, we thank you for your support of Midland. Your company made important strides in 2001 to create long-term value for our shareholders, as well as for our business partners, policyholders and associates. By remaining true to the balance that has characterized our products, distribution and services in the past, we look forward to a strong future.

          /s/ Joseph P. Hayden III                  /s/ John W. Hayden

          Joseph P. Hayden III                     John W. Hayden
          Chairman and                             President and
          Chief Operating Officer                  Chief Executive Officer

                                     February 07, 2002

--------------------------------------------------------------------------------
                             The Midland Company/5

--------------------------------------------------------------------------------
Manufactured housing. Watercraft. Motorcycles. Recreational vehicles. Collector automobiles. Collateral protection. Credit life. Specialty markets served by American Modern's special expertise.

         In addition to a balanced insurance portfolio, Midland has built a balanced fee-income portfolio-- a suite of products and services that are not subject to the risk-bearing uncertainty associated with the underwriting of insurance. Through loan tracking, compliance research, escrow processing and marketing support, Midland's Ameritrac subsidiary adds value to our business relationships and creates additional balance for our business.

         Looking ahead, Midland will continue to develop products that complement our strategic mix and expand our strategic reach.

              BALANCE- CREATING A STRONG MIX OF SPECIALTY PRODUCTS

         In recent years, balance in American Modern's mix of specialty products has been more than a goal; it has been an evolving reality. In 2001, manufactured housing's contribution to total direct and assumed written premiums was 56.1 percent, a noteworthy decline from the 62.6 percent level it reached in 2000. This balance has earned and will continue to earn American Modern new customers, new relationships and new paths to profits.

         Midland, through American Modern, has strategically built a product portfolio that serves the varied needs of varied customers. Each product in the portfolio has unique features that speak directly to the policyholder. Each reflects an expertise that is unique to that market. Together, they create a mix that is highly specialized, highly competitive and highly balanced.

                                    [Graph]

PRODUCT MIX
(Percentage of Total Direct and Assumed Written Premiums)


                         2001                          2000

Manufactured Homes       56.1%                         62.6%
Motor Sport               7.4%                          1.2%
Credit Life & Related     7.4%                          7.3%
Site Built Dwelling       6.2%                          4.6%
Collateral Protection     3.9%                          4.2%
Mortgage Fire             3.3%                          2.6%
Watercraft                3.1%                          2.8%
Long-Haul Truck           2.0%                          2.2%
Commercial - Proper       1.5%                          2.1%
All Other                 9.1%                         10.4%

Manufactured housing premiums declined as a percent of the total by more than 6.5 percentage points between 2000 and 2001. Newer product areas increased their contribution, in line with the company's strategic decision to diversity.


                                                COMPETITIVE.         CONFIDENT
--------------------------------------------------------------------------------
                             The Midland Company/6

                                   [GRAPHICS]








AGILE.

--------------------------------------------------------------------------------
General agents. Point of sale. Lenders. Strategic alliances. Financial services. Distinct channels served by American Modern's special expertise.

         American Modern provides customers with convenient access points that satisfy virtually any insurance shopper's needs while enabling American Modern to cross-sell products and develop multi-layer relationships. This diversity has distinguished American Modern for many years. In 2001, distribution balance helped provide a level of insulation against cyclical challenges experienced in the point-of-sale channel, particularly in the manufactured housing market.

         Due to the expanding strength of American Modern's relationships with key general agents, that distribution channel grew to represent 29.9 percent of total direct and assumed written premiums, up from 21.6 percent in 2000. New relationships--such as those developed with South & Western General Agency in Texas and Graham-Rogers General Agency in Oklahoma--are of growing importance in the balance of American Modern's distribution network.

         New partnerships with US Bancorp and Fifth channel declined as general agency contributions rose. Third Bancorp--two of our nation's premier financial institutions--provided new opportunities for growth in our life operations and in fee generation...growth that will continue well into 2002.

         While our relationship with GEICO remained the cornerstone of our strategic alliance distribution channel, in 2001, two new alliances were announced that are likely to expand the role of strategic partners in distribution beyond the current level of 3 percent of total premium. Amica Mutual Insurance Company, the nation's oldest mutual insurer of automobiles, rounded out its product line with manufactured housing policies underwritten by American Modern. American Express Property Casualty sought out American Modern for manufactured home, motor home, travel trailer and nonstandard specialty homeowner products to expand American Express's insurance offerings.

         Cultivating American Modern's distribution channels as a means of balancing performance through economic and other business cycles will remain a high priority for Midland.

BALANCE- ESTABLISHING MULTIPLE CHANNELS OF DISTRIBUTION

{Graph]
DISTRIBUTION MIX
(Percentage of Total Direct and Assumed Written Premiums)


                                   2001             2000
                                   ----             ----
Agency                             29.9%            21.6%
Lender                             27.0%            31.6%
Point of Sale                      22.4%            26.2%
Financial Services                 13.9%            12.4%
Strategic Alliances                 3.0%             2.8%
All Other                           3.8%             5.4%


Expansion of the company's distribution channels between 2000 and 2001 resulted in more balance. For example, contributions from the point-of-sale channel declined as general agency contributions rose.



INSTINCTUAL.

--------------------------------------------------------------------------------
                             The Midland Company/8

--------------------------------------------------------------------------------





[Graphics]
















INTENSE.  CONCENTRATED.






--------------------------------------------------------------------------------
                             The Midland Company/9

--------------------------------------------------------------------------------

BALANCE- BUILDING LASTING RELATIONSHIPS THROUGH INNOVATIVE SERVICES TO CUSTOMERS



Policyholders. Strategic partners. Agents. Customers. Relationships cultivated by American Modern's special expertise.

         Building positive relationships that help American Modern connect with its agents, partners and customers is a strategic initiative balanced across all of the company's operations. Looking into the future, relationships will form in the manner best suited to the customer's needs. American Modern continues to invest heavily in that future through the development of Web-based systems that will introduce new capabilities and efficiencies to producers and policyholders in the years ahead.

         For example, American Modern achieved growth of 59 percent in one of its smaller product lines in 2001, largely as the result of new rating and processing capability through American Modern's Web-based modernLINK systems. In addition to existing capabilities that allow for policy inquiry online, these new functions give agents and American Modern a distinct advantage that will allow the company to compete more successfully for this highly desirable market.

         When it comes to claims activities, American Modern's representatives continue to balance accuracy, compassion and efficiency in responding to customer needs. In 2001, American Modern continued its strong record of service in this area, closing 84.3 percent of claims within 30 days or less, while handling more than 89.5 percent of the claims through its own staff adjusters. American Modern's customer service representatives respond quickly and efficiently to information requests, seeking to deliver added value in any way possible.

         From the customer service representative to the claims representative to electronic interactions, American Modern will seek to continue to build positive relationships to achieve higher levels of retention, which serve as the foundation for profitable growth.




                                                                         ACTIVE.
--------------------------------------------------------------------------------
                             The Midland Company/10

                                   [GRAPHICS]












RESPONSIVE. CONSISTENT.

--------------------------------------------------------------------------------
                             The Midland Company/11

--------------------------------------------------------------------------------
                        AMERICAN MODERN INSURANCE GROUP
                              INVESTMENT PORTFOLIO


                                    [GRAPH]
                                  MARKET VALUES
                              (dollars in millions)



                       97         98         99        00        01
                     -------    -------    -------   -------   -------
Government           201.363    177.101    140.496   156.819   141.095
Municipal             88.186    168.401    170.909   178.913   190.470
Corporate             78.958     79.328    121.038   133.878   176.355
Cash Equivalents      34.635     29.337     40.910    66.093    43.690
Equities              92.332    132.808    125.290   145.954   147.259
Other                      -          -     11.757    11.443     8.131


                                    [GRAPH]
                            PRE-TAX INVESTMENT INCOME
                              (dollars in millions)


                     97         98       99         00        01
                   ------     ------   ------     ------    ------
Capital Gains       4.200      6.400    3.500      4.600     2.000
Operations         21.300     23.900   25.300     30.800    33.800

American Modern manages its investment portfolio with a focus on both total return and current income. Market value for the portfolio increased to $707.0 million in 2001 from $693.1 million at year end 2000. Pre-tax investment income rose 9.8 percent in 2001 to $33.8 million from $30.8 million in 2000. After-tax capital gains decreased in 2001 to $1.3 million, or 15 cents per diluted share, compared with $3.0 million, or 31 cents per diluted share, in 2000. Net unrealized capital gains decreased in 2001 to $62.2 million from $74.1 million in 2000.

                             ANNUALIZED TOTAL RETURN

       (Total Return is the rate of return on a portfolio that takes into consideration both interest income
               and dividends plus the change in the market value.)


                                                             Periods Ending December 31, 2001
                                                      ----------------------------------------------
                                                      1 Year               3 Year            5 Year
----------------------------------------------------------------------------------------------------
EQUITIES:
        American Modern-Composite                      -13.5%              -5.9%              12.7%
        American Modern-Excluding Investment
           In US Bancorp-                              -18.6%              -1.2%               8.7%
        American Modern-US Bancorp Only                 -6.8%              -9.7%              18.3%
        S&P 500                                        -11.9%              -1.0%              10.7%

FIXED INCOME TOTAL RETURN:
        American Modern After-Tax                        6.5%               5.1%               5.2%
        After-Tax Lehman Brothers Intermediate
           Government/Credit Index                       6.7%               4.1%               4.7%

FIXED INCOME PRE-TAX EQUIVALENT YIELD
        AS OF DECEMBER 31, 2001                          5.4%

AVERAGE MATURITY AS OF
        DECEMBER 31, 2001                                5.0 years

DURATION AS OF DECEMBER 31, 2001                         3.8 years


--------------------------------------------------------------------------------
                             The Midland Company/12

BALANCE- Profitable Investment in a Niche River Transportation Business,

M/G TRANSPORT SERVICES, INC.


M/G Transport and its sales and marketing arm, MGT Services, Inc., continue to fill a profitable niche in the transportation marketplace and today account for 6 percent of Midland's total revenues.

         Collectively known as M/G, this barge affreightment subsidiary of Midland operates in New Orleans, Louisiana. In 2001 M/G's pre-tax earnings declined 39 percent to $1.7 million from $2.8 million in 2000. The decrease was primarily due to a change in traffic patterns for petroleum coke. M/G remains committed to the transportation of dry bulk commodities, as evidenced in its 30 new open hopper barges scheduled for delivery over the next 15 months.

EFFICIENCY CONTINUES TO DEFINE M/G

M/G provides superior service to large industrial clients, transporting dry cargo such as petroleum coke, barite, sugar, iron ore, grain, steel pipe and other dry commodities. The operations are concentrated on the Lower Mississippi River and westbound on the Gulf Intercoastal Waterway.

         As of December 31, 2001, M/G serves its customers with a fleet of 206 jumbo hopper barges, owned or leased by the company. M/G supplements its fleet by chartering equipment or renting space from other operators as necessary to meet customer needs, thus providing operating flexibility.

         M/G has been and continues to be a sound investment for Midland, in particular because of its efficient operations. M/G generated $34.8 million in revenue and $3.9 million in cash flow in 2001, with an experienced staff of 15 employees. M/G remains attuned to market conditions and will respond with strategies designed to best take advantage of those conditions.


                                    [GRAPH]


                             M/G TRANSPORT RETURN ON
                                BEGINNING EQUITY



                        97       98      99     00       01

                      20.0%    15.9%    6.1%   16.1%    11.1%



                M/G is a valuable investment for Midland, adding
                an average of $4.5 million to operating cash flow
                 and averaging 13.8 percent return on beginning
                        equity over the past five years.





--------------------------------------------------------------------------------
                             The Midland Company/13

-----------------------------------------------------------------------------
SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES                                            For the Years Ended December 31,
(Amounts in thousands, except per share data)                   2001        2000        1999       1998        1997         1996
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenues:
   Insurance:
     Premiums earned                                         $ 508,233   $ 456,120   $ 400,991   $ 375,478   $ 311,159    $ 280,614
     Net investment income                                      33,802      30,774      25,292      23,908      21,332       18,269
     Net realized investment gains(a)                            2,023       4,646       3,486       6,354       4,170        2,690
     Other insurance income                                      7,175       8,784       6,793       2,508       1,557        1,602
   Transportation                                               34,826      33,119      31,327      33,059      34,933       34,064
   Other                                                           484         979       1,237       1,055         617          499
                                                             ---------   ---------   ---------   ---------   ---------    ---------
        Total                                                  586,543     534,422     469,126     442,362     373,768      337,738
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Costs and Expenses:
   Insurance:
     Losses and loss adjustment expenses                       292,188     240,680     204,365     210,015     171,163      172,426
     Commissions and other
        policy acquisition costs                               145,777     137,053     114,212     103,169      79,518       81,533
     Operating and administrative expenses                      73,322      70,755      66,541      54,309      49,118       41,355
   Transportation operating expenses                            32,898      28,828      29,255      28,287      30,079       31,163
   Interest expense                                              4,368       4,132       4,067       4,991       4,983        4,829
   Other operating and administrative expenses                   1,286       2,305       6,973       4,064       4,204        3,115
                                                             ---------   ---------   ---------   ---------   ---------    ---------
        Total                                                  549,839     483,753     425,413     404,835     339,065      334,421
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Income from Continuing Operations
   Before Federal Income Tax                                    36,704      50,669      43,713      37,527      34,703        3,317
Provision (Credit) for Federal Income Tax                        9,482      15,206      12,534      10,595      10,336         (426)
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Income from Continuing Operations                               27,222      35,463      31,179      26,932      24,367        3,743

Loss from Discontinued Operations(b)                                --          --          --          --      (6,817)      (2,675)
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Net Income                                                   $  27,222   $  35,463   $  31,179   $  26,932   $  17,550    $   1,068
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Basic Earnings (Loss) Per Share
   of Common Stock(d):
     Continuing operations                                   $    3.15   $    3.91   $    3.42   $    2.99   $    2.72    $     .42
     Discontinued operations                                        --          --          --          --        (.76)        (.30)
                                                             ---------   ---------   ---------   ---------   ---------    ---------
        Total                                                $    3.15   $    3.91   $    3.42   $    2.99   $    1.96    $     .12
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Diluted Earnings (Loss) Per Share
   of Common Stock(d):
     Continuing operations                                   $    3.03   $    3.78   $    3.30   $    2.86   $    2.63    $     .41
     Discontinued operations                                        --          --          --          --        (.74)        (.29)
                                                             ---------   ---------   ---------   ---------   ---------    ---------
        Total                                                $    3.03   $    3.78   $    3.30   $    2.86   $    1.89    $     .12
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Cash Dividends Per Share
   of Common Stock(d):                                       $     .32   $     .30   $     .27   $     .25   $     .23    $     .22
                                                             ---------   ---------   ---------   ---------   ---------    ---------


--------------------------------------------------------------------------------
                             The Midland Company/14


THE MIDLAND COMPANY AND SUBSIDIARIES                                             For the Years Ended December 31,
(Amounts in thousands, except per share data)                   2001        2000        1999        1998        1997         1996
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total Cash and Marketable Securities                         $ 715,295   $ 701,048   $ 620,957   $ 593,857   $ 504,106    $ 403,804
Total Assets                                                 1,053,942     993,850     888,057     837,220     760,463      655,979
Total Debt                                                      84,141      85,045      69,838      76,085      92,309       95,170
Unearned Insurance Premiums                                    403,855     357,185     312,838     255,115     240,340      208,417
Loss Reserves                                                  148,674     135,887     133,713     125,496     120,134       95,830
Shareholders' Equity                                           291,876     283,177     258,002     248,832     197,026      159,688
Book Value Per Share(d)                                      $   33.05   $   31.46   $   27.11   $   26.61   $   21.11    $   17.50
Common Shares Outstanding(d)                                     8,830       9,000       9,516       9,352       9,334        9,126

OTHER DATA
Midland Consolidated
Operating Income from
   Continuing Operations(c)                                  $  25,907   $  31,755   $  28,913   $  22,802   $  21,657    $   1,995
                                                             ---------   ---------   ---------   ---------   ---------    ---------
Operating Income Per Share
   from Continuing Operations (Diluted)(c,d)                 $    2.88   $    3.39   $    3.06   $    2.42   $    2.33    $     .22
                                                             ---------   ---------   ---------   ---------   ---------    ---------
AMIG's Property and Casualty Operations
Direct and Assumed Written Premiums                          $ 555,548   $ 500,984   $ 472,041   $ 446,248   $ 422,982    $ 387,165
Net Written Premium                                            523,105     471,336     439,863     391,770     342,310      290,355

Loss and Loss Adjustment Expense Ratio (GAAP)                     57.8%       52.9%       51.2%       56.1%       55.1%        61.8%
Underwriting Expense Ratio (GAAP)                                 42.0%       43.3%       43.2%       40.8%       40.7%        42.5%
Combined Ratio (GAAP)                                             99.8%       96.2%       94.4%       96.9%       95.8%       104.3%

Statutory Capital and Surplus                                  222,036     235,521     220,080     217,091     164,128      124,131
Net Written Premium to Statutory Surplus                          2.4x        2.0x        2.0x        1.8x        2.1x         2.3x

M/G Transport's Transportation Operations
Net Revenues                                                 $  34,826   $  33,119   $  31,327   $  33,059   $  34,933    $  34,064
Net Income                                                       1,079       1,809       1,169       2,994       3,126        1,938
Total Assets                                                    24,952      27,412      30,564      39,167      42,914       41,458
Shareholders' Equity                                            10,509       9,728      10,919      18,749      18,783       15,658

Footnotes:
(a) Net Realized Investment Gains in 2001 include the effect of SFAS 133 adjustments.
(b) On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately
    $3.3 million.
(c) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.
(d) Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998.



--------------------------------------------------------------------------------
                             The Midland Company/15

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE MIDLAND COMPANY AND SUBSIDIARIES

         The Midland Company, through its wholly owned subsidiaries, is primarily a specialty property and casualty insurance company, with approximately 56 percent of its specialty premium volume related to insuring manufactured housing. In addition, Midland owns a barge chartering and freight brokerage operation that accounts for approximately 6 percent of its consolidated revenues.

LINES OF BUSINESS AND REPORTABLE SEGMENTS

         The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to Midland's three reportable segments: manufactured housing insurance, other insurance and transportation. A description of the operations of each of these lines of business is included below.

RESULTS OF OPERATIONS

INSURANCE (MANUFACTURED HOUSING AND OTHER INSURANCE)

         Midland's specialty insurance operations are conducted through American Modern Insurance Group, Inc., a wholly-owned subsidiary of Midland and a holding company which controls six property and casualty insurance companies, two credit life insurance companies and five licensed insurance agencies. American Modern is licensed, through its subsidiaries, to write insurance premium in all 50 states and the District of Columbia. More than fifty percent of American Modern's business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. A subsidiary of American Modern, Ameritrac, offers proprietary loan and lease tracking service. Other insurance products include watercraft, motorsports, recreational vehicle, homeowners, lower value homes, extended service contract related products, dwelling ore, mortgage ore, collateral protection, specialty automobile, credit life, long-haul truck, commercial and excess and surplus lines.

TRANSPORTATION

         M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport), Midland's transportation subsidiaries, charter barges and broker freight for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargoes primarily on the lower Mississippi River and its tributaries.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

INSURANCE

General Overview of Insurance Operations and Insurance Premiums

         Direct and assumed written premiums generated from American Modern's property and casualty and life insurance subsidiaries for the year ended December 31, 2001 increased 11.0% to $600.2 million from $540.7 million in 2000. Net earned premiums for the year increased at a similar rate at 11.4% to $508.2 million from $456.1 million in 2000. This growth came despite on-going challenges within the manufactured housing industry, which resulted in a slight decrease in American Modern's manufactured housing premium volume in 2001. Diversification of American Modern's product offering was an important facet of 2001 growth performance, as was the continued diversification of its distribution channels. From a product diversification perspective, manufactured housing direct and assumed written premium represented 56 percent of all specialty insurance premium in 2001 compared to 63 percent in 2000. From a distribution channel perspective in 2001, American Modern experienced a 54 percent increase in direct and assumed written premium though the agency channel, which rose to 30 percent of the total from 22 percent last year. That increase was driven by expanded and new relationships with leaders in the general agent marketplace, as well as significant premium conversion opportunities in the manufactured housing, motorsports and watercraft lines of business. Despite the positive contributions from a top-line perspective, American Modern's contributions to Midland's overall earnings for 2001 were somewhat depressed as a result of losses from commercial liability lines, a product line that American Modern decided to exit in September 2001, and higher-than-normal fire losses.

         The growth in direct and assumed written premiums was due primarily to volume increases in the motorsports (motorcycle and snowmobile), dwelling fire, mortgage fire, recreational vehicle and credit life books of business. The most significant growth came from the motorsports book that was acquired from GuideOne Insurance Company in 2001 contributing $44.5 million in direct and assumed written premium in 2001 as compared to $6.4 million in the prior year. Mobile home and related direct and assumed written premium in 2001 of $336.5 million was comparable to 2000 levels of $338.6 million. The mobile home and related line of business has traditionally experienced a consistent level of growth. The static level of production from this product line in 2001, however, reflects an overall decline in the level of manufactured housing new home shipments in 2001 compared to 2000. Credit life direct and assumed written premium increased 12.5% to $44.7 million in 2001 from $39.7 million in 2000. This continued growth is primarily the result of an expansion of the credit life business with a large financial institution customer. Premium rate increases also contributed to American Modern's overall direct and assumed premium growth, but to a lesser degree than volume increases. American Modern is also seeking premium rate increases in various states in 2002 as part of its operating strategies.

Other Insurance Income (Fee Income)

         American Modern's other insurance income decreased to $7.2 million in 2001 from $8.8 million in 2000. This decrease is primarily the result of the decline in American Modern's warranty and loan facilitation businesses. Although third-party fee income decreased in 2001, direct and assumed written premium generated by American Modern's loan tracking operations and insurance agencies increased 6.1% to $98.3 million in 2001.

--------------------------------------------------------------------------------
                             The Midland Company/16

THE MIDLAND COMPANY AND SUBSIDIARIES

Insurance Investment Income and Realized Capital Gains

         American Modern's net investment income (before taxes and excluding net realized capital gains and the impact of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities") increased 9.8% to $33.8 million in 2001 from $30.8 million in 2000. The increase in investment income was primarily the result of the continued investment of the cash flow generated from underwriting and investment activities. On a cost basis, American Modern's invested asset base (cash and investments) increased $27.7 million from December 31, 2000.

         Excluding the impact of SFAS No. 133, American Modern's after-tax net realized capital gains decreased to $0.6 million, 7 cents per share (diluted) in 2001, from $3.0 million, 31 cents per share (diluted) in 2000. The impact of accounting for embedded options under SFAS No. 133, which Midland adopted on January 1, 2001, increased net realized investment gains on an after-tax basis by $0.7 million, 8 cents per share (diluted) in 2001.

Insurance Losses and Loss Adjustment Expenses (LAE)

         Insurance losses and LAE increased 21.4% to $292.2 million in 2001 from $240.7 million in 2000. This increase was due to the continued growth in net earned premium coupled with increases in fire-related losses, discontinued commercial liability losses and catastrophe losses. Higher than normal levels of fire losses added $11.0 million (pre-tax, before any estimated adjustments for contingent commissions) of additional loss costs in 2001 over 2000. Losses stemming from the discontinued commercial liability business were $3.0 million (pre-tax) higher in 2001 than in 2000 and the impact of catastrophes was $9.7 million (pre-tax) higher in 2001 compared to 2000.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

         Commissions, other policy acquisition costs and operating and administrative expenses increased 5.4% to $219.1 million in 2001 from $207.8 million in 2000. This increase is due primarily to the continued growth in net earned premiums and other insurance income coupled with a decrease in contingent commission expense due to a higher loss ratio in 2001 compared to 2000.

Overall Property and Casualty Underwriting Results

         American Modern's property and casualty operations generated pre-tax underwriting income (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $1.0 million in 2001 compared to $17.0 million in 2000. This resulted in a combined ratio of 99.8% in 2001 compared to 96.2% in 2000. Again, the largest contributors to these weaker results were higher than normal fire losses, discontinued commercial liability losses and higher levels of catastrophe losses. Higher than normal fire-related losses increased the combined ratio by 2.9 percentage points in 2001 compared to only 1.3 percentage points in 2000.

Discontinued commercial liability losses contributed 2.3 percentage points to the combined ratio in 2001 compared to 1.9 points a year ago. Catastrophe losses, which were lower than normal in both years, contributed 4.3 points to the combined ratio in 2001 as compared to 2.6 points in 2000.

TRANSPORTATION

         Excluding a one-time pre-tax capital gain of $1.0 million from the sale of transportation equipment in 2000, transportation revenues increased 8.4% to $34.8 million in 2001 from $32.1 million in the prior year. Pre-tax operating profit (excluding capital gains) decreased to $1.7 million in 2001 from $2.8 million in 2000. The fluctuations in both revenue and operating profit are due to a change in shipping patterns to longer duration (but less profitable) affreightment movements in 2001 compared to 2000.

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

Other Insurance Income (Fee Income)

         American Modern's other insurance income increased to $8.8 million in 2000 from $6.8 million in 1999. The increase is primarily the result of the growth of American Modern's warranty, loan facilitation and agency fee businesses.
--------------------------------------------------------------------------------
The Midland Company/17

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

Insurance Investment Income and Realized Capital Gains

         American Modern's net investment income (before taxes and excluding net realized capital gains) increased 21.7% to $30.8 million in 2000 from $25.3 million in 1999. The increase in investment income was primarily the result of the investment of positive cash flow generated from underwriting and investment activities coupled with a higher interest rate environment in 2000 compared to 1999. American Modern's investment portfolio increased 13.6% to $693.1 million in market value at December 31, 2000. This increase in the market value of the investment portfolio was the result of the investment of positive cash flow from underwriting activities, investment income, net realized capital gains generated from the portfolio and a $7.4 million increase in the unrealized appreciation in the market value of securities held. The increase in unrealized appreciation was primarily the result of the unrealized appreciation in American Modern's fixed income securities of $15.0 million and the increase in the market value of American Modern's investment in the common stock of US Bancorp. The market value of American Modern's investment in US Bancorp increased to $54.3 million at December 31, 2000 from $49.3 million at December 31, 1999. After-tax net realized capital gains increased to $3.0 million, $0.31 per share (diluted) in 2000, from $2.3 million, $0.24 per share (diluted) in 1999.

Insurance Losses and Loss Adjustment Expenses (LAE)

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

Insurance Commissions, Other Policy Acquisition Costs and
Operating and Administration Expenses

         Commissions, other policy acquisition costs and operating and administrative expenses increased 14.9% to $207.8 million in 2000 from $180.8 million in 1999. This increase is due primarily to the continued growth in net earned premiums and other insurance income coupled with an increase in the commission ratio due to a change in a quota share reinsurance agreement.

Overall Property and Casualty Underwriting Results

         American Modern's property and casualty operations generated pre-tax underwriting income (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $17.0 million in 2000 compared to $22.1 million in 1999. This resulted in a combined ratio of 96.2% in 2000 compared to 94.4% in 1999. The reasons for the change in the combined ratio have been described above.

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

LIQUIDITY AND CAPITAL RESOURCES

HOLDING COMPANY OPERATIONS

         Midland and American Modern are holding companies which rely primarily on dividends and management fees from their subsidiaries to assist in servicing their debt, paying their operating expenses and paying dividends to their respective stockholders. The payment of dividends to these holding companies from many of American Modern's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on Midland's or American Modern's liquidity or their ability to meet their long or short-term operating, financing or capital obligations.

         Midland issues commercial paper, generally below the bank prime borrowing rates, and has $48 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates. Outstanding interest bearing debt, not allocable to either the insurance or transportation operations, as of December 31, 2001 amounted to $52.7 million. The December 31, 2001 balance of outstanding interest bearing debt consisted of $9.5 million in commercial paper, $17.2 million in mortgage obligations and $26.0 million in other short-term borrowings under conventional lines of credit. These short-term borrowings decreased $13 million from $39 million in 2000 due primarily to the receipt of $20.5 million in dividends and loan repayments from its subsidiaries offset by $6.8 million used to repurchase Midland's common stock (discussed below).

                             18/The Midland Company

THE MIDLAND COMPANY AND SUBSIDIARIES

Expenditures for the acquisition of businesses and property, plant and equipment amounted to $9.7 million, $6.3 million and $5.8 million for years ended December 31, 2001, 2000 and 1999. The increase in capital expenditures primarily relates to continued investment in proprietary information systems. This is predominately funded from operating cash flows. Midland declared $2.8 million in dividends payable to its shareholders each year during 2001 and 2000.

         In January 2001, Midland's Board of Directors authorized the repurchase of 500,000 shares of the company's common stock. As of December 31, 2001, 198,000 shares had been repurchased at a total cost of $6.8 million and an average purchase price of $34.44 per share. Under a prior authority by the Board of Directors in 1999, 500,000 shares of common stock were repurchased during 1999 and 2000 at a total cost of $13.9 million and an average purchase price of $27.71 per share. Midland expects to repurchase shares under the remaining January 2001 authorization selectively as price and market conditions warrant.

INSURANCE

         American Modern generates cash inflows primarily from insurance premiums, investment income, proceeds from sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes, dividends and inter-company borrowings to Midland and the purchase of marketable securities. In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by Midland's insurance subsidiaries are primarily property-related coverages that result in rapid claim payments.

         The market value of American Modern's investment portfolio increased 2.0% to $707.0 million in market value at December 31, 2001. This increase in the market value of the investment portfolio was the result of the aforementioned $27.7 million investment of cash flow from underwriting activities, investment income and net realized capital gains offset by a $13.1 million decrease in the unrealized appreciation in the market value of securities held. The decrease in the unrealized appreciation was due to the $19.4 million decrease in the market value of equity securities held within the portfolio offset by a $6.3 million increase in market value of the fixed income securities. Included in the decrease in market value of American Modern's equity securities is the decrease in American Modern's largest single holding in its investment portfolio, 2.3 million shares of US Bancorp which decreased to $48.9 million at December 31, 2001 from $54.3 million at December 31, 2000.

         The average maturity and duration of American Modern's debt security investment portfolio as of December 31, 2001 was approximately 5.0 years and 3.8 years, respectively, which management believes provides adequate asset/liability matching. American Modern also has a $60 million long-term credit facility available on a revolving basis at various rates. American Modern increased its borrowings under this credit facility from $20.0 million in 2000 to $30.0 million at December 31, 2001 and used the additional $10.0 million borrowing to reduce its indebtedness to Midland. Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern's future operating requirements and to provide for reasonable dividends to Midland.

         Accounts receivable is primarily comprised of premiums due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Approximately 56% of American Modern's account receivables relate to premiums due directly from policyholders. Accounts receivable increased in 2001 due primarily to the writing of multi-year insurance policies which are being remitted to American Modern over the term of the policy.

         Reinsurance recoverables and prepaid reinsurance premiums increased to $69.8 million at December 31, 2001 from $46.0 million in 2000. This increase is primarily due to an $11.3 million increase in ceded unearned premium from the prior year because American Modern experienced large growth in its credit life operation, which cedes a significant portion of its direct and assumed premiums to reinsurers. Additionally, property and casualty's ceded unearned premium increased $6.3 million over the prior year primarily from cessions of several books of business related to certain lines of warranty business which American Modern decided to exit in 2000. The increase in reinsurance recoverables and prepaid reinsurance premiums will have no effect on American Modern's liquidity and capital resources.

         As of December 31, 2001, American Modern's property and casualty statutory surplus was $222.0 million resulting in a premium to surplus ratio of
2.4 for the year ended December 31, 2001.

TRANSPORTATION

         M/G Transport generates its cash inflows primarily from affreightment revenue. The primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to Midland and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficiently positive to meet future operating requirements while providing for reasonable dividends to Midland.


                            THE MIDLAND COMPANY/19

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


THE MIDLAND COMPANY AND SUBSIDIARIES

         The transportation subsidiaries entered into a seven-year lease in 2000 and a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under these two leases over the next thirteen years will approximate $8.1 million. There were no other barge acquisitions during 2001 and 2000. M/G Transport has committed to acquire 30 new barges over the next 15 months at an approximate total cost of $6.8 million. This acquisition and any future acquisitions would likely be financed through a combination of internally generated funds, external borrowings or lease transactions. As of December 31, 2001, the transportation subsidiaries had $1.4 million of collateralized equipment obligations outstanding.

CONSOLIDATED OPERATIONS

         As disclosed in the footnote to the consolidated financial statements, Midland has certain obligations and commitments to make future payments under contracts. At December 31, 2001, the aggregate obligations (excluding the $6.8 million of future commitments relating to barge acquisitions as discussed above), on a consolidated basis, are (amounts in thousands):

Thousands of Dollars

                           Payments Due By Period
                    ---------------------------------------
                               Less Than    2-5      After
                      Total     1 Year     Years    5 Years
-----------------------------------------------------------
Long-term Debt:      $48,619    $ 1,456   $47,163   $  --
Other Notes Payable   35,522     35,522       --       --
Annual Commitments
  Under Non-
  Cancelable Leases   11,390      2,424     3,576    5,390
                    --------------------------------------
    Total            $95,531    $39,402   $50,739   $5,390
                    ======================================


OTHER MATTERS

CRITICAL ACCOUNTING POLICIES

         The accounting policies of Midland conform to those generally accepted in the United States of America and are summarized in the footnotes to the company's consolidated financial statements. Certain of Midland's accounting policies require management to use estimations and assumptions that affect the amounts reported in the financial statements and Midland acknowledges that actual results could differ from those estimates. For instance, Midland's reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported, and while management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, continually review these liabilities and adjustments are made as necessary in the current period. These reserves are subject to unpredictable events such as weather patterns and other catastrophic losses. Midland attempts to mitigate its risk to such events by diversifying the geographic areas covered and by reinsuring certain levels of risk with other insurance companies. Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

         By reinsuring certain levels and types of insurable risk with other insurance companies, Midland limits its exposure to losses to that portion of the insurable risk it retains. However, failure of the reinsurer to honor their obligation could result in losses to Midland, as the reinsurance contracts do not relieve Midland of its obligations to policyholders. Midland continually evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies and does not believe it holds any significant concentration of credit risk arising from any single reinsurer or any similar geographic region, activity or economic characteristic associated with its reinsurers. Midland fully expects it reinsurers to honor their obligations. As of December 31, 2001 Midland is owed $3.9 million from reinsurers for claims that have been paid and for which a contractual obligation to collect from a reinsurer exists.

         Midland does not utilize any special purpose financing vehicles and does not have any undisclosed off-balance sheet arrangements that would materially affect Midland's assets, liabilities or reported income. Similarly, Midland holds no fair value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

MARKET RISK

         Market risk is the risk that Midland will incur losses due to adverse changes in market rates and prices. Midland's market risk exposures are substantially related to American Modern's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows:

         Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern's investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 3.8 year duration of American Modern's fixed income portfolio at December 31, 2001, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $560.9 million debt security portfolio by approximately 3.8% or $21.3 million.

         Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern's equity exposure consists primarily of declines in the value of its equity security holdings. At December 31, 2001, American Modern had approximately $146.2 million in equity holdings, including $48.9 million of US Bancorp common stock. A 10% decrease in the market value of US Bancorp's common stock would decrease the fair

                             20/THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

value of its equity portfolio by approximately $4.9 million. At December 31, 2001, the remainder of American Modern's portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of approximately 1.10. This means that, in general, if the S&P Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by approximately 11.0%.

         The active management of market risk is integral to American Modern's operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

IMPACT OF SEPTEMBER 11, 2001

         In 2001, Midland did not suffer significant adverse financial effects from the tragic events of September 11, 2001. The insurance products offered by American Modern are not the kind associated with that type of event. It is possible that a portion of the increase in American Modern's reinsurance costs in 2002 would be related to the events of September 11, 2001.

OTHER COMPREHENSIVE INCOME

         For Midland, the primary difference between net income and comprehensive income is the net change in unrealized gain on marketable securities. For the years ended December 31, 2001, 2000 and 1999, such net unrealized gains in equity securities decreased (net of income tax effects) by $12.6 million, $4.8 million and $9.3 million, respectively. For fixed income securities, the net unrealized gains increased by $4.1 million and $9.8 million for the years ended December 31, 2001 and 2000, respectively, and decreased $11.8 million in the year 1999.

IMPACT OF INFLATION

         Management does not consider the impact of the change in prices due to inflation to be material in the analysis of the Company's overall operations.

NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board (FASB) issued Statement of Financial Account Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" during 1998. SFAS No. 133, as amended by SFAS Nos. 137 and 138, is effective January 1, 2001. The American Modern's investment portfolio includes $35.8 million of convertible securities, some of which contain embedded derivatives. The embedded conversion options are valued separately, and the change in market value of the embedded conversion options is reported in net realized investment gains. For the year 2001, the American Modern recorded pre-tax gains on these securities of $1.1 million in accordance with the SFAS statements. Midland did not hold any other derivative instruments at December 31, 2001.

         On June 29, 2001, SFAS No. 141, "Business Combinations" was approved by the FASB. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and will not be amortized. On an annual basis, and when there is reason to suspect that goodwill values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. Midland was required to implement SFAS No. 141 on July 1, 2001 and this statement had no impact on its consolidated financial position, results of operations or cash flows as Midland made no business acquisitions since the implementation of SFAS 141.

         On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. Midland is required to implement SFAS No. 142 by June 30, 2002. Midland's after-tax amortization of goodwill was approximately 4 cents per share (diluted) each year for 2001 and 2000.

         In June and August 2001, respectively, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", and SFAS No. 144, "Accounting for the Impairment on Disposal of Long-Lived Assets". Midland does not expect these standards to have a material effect on its consolidated financial position, results of operations or cash flows.

PRIVATE SECURITIES REFORM ACT OF 1995-- FORWARD LOOKING STATEMENTS DISCLOSURE

         Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include certain discussions relating to underwriting, premium and investment income volume, business strategies, profitability and business relationships, as well as any other statements concerning the year 2002 and beyond. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of Midland or its subsidiaries, changes in the business tactics or strategies of Midland, its subsidiaries or its current or anticipated business partners, the financial condition of Midland's business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in Midland's filings with the SEC, any one of which might materially affect the operations of Midland or its subsidiaries. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

                            THE MIDLAND COMPANY /21

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDIARIES                               Years Ended December 31,
(Amounts in thousands, except per share data)               2001            2000            1999
--------------------------------------------------------------------------------------------------
REVENUES:
   Insurance:
     Premiums earned                                      $508,233        $456,120        $400,991
     Net investment income                                  33,802          30,774          25,292
     Net realized investment gains                           2,023           4,646           3,486
     Other insurance income                                  7,175           8,784           6,793

   Transportation                                           34,826          33,119          31,327

   Other                                                       484             979           1,237
                                                        ------------------------------------------

        Total                                              586,543         534,422         469,126
                                                        ------------------------------------------

COSTS AND EXPENSES:
   Insurance:
     Losses and loss adjustment expenses                   292,188         240,680         204,365
     Commissions and other policy acquisition costs        145,777         137,053         114,212
     Operating and administrative expenses                  73,322          70,755          66,541

   Transportation operating expenses                        32,898          28,828          29,255

   Interest expense                                          4,368           4,132           4,067

   Other operating and administrative expenses               1,286           2,305           6,973
                                                        ------------------------------------------

        Total                                              549,839         483,753         425,413
                                                        ------------------------------------------

INCOME BEFORE FEDERAL INCOME TAX                            36,704          50,669          43,713

PROVISION FOR FEDERAL INCOME TAX                             9,482          15,206          12,534
                                                        ------------------------------------------

NET INCOME                                                $ 27,222        $ 35,463        $ 31,179
                                                        ------------------------------------------

BASIC EARNINGS PER SHARE OF COMMON STOCK:                 $   3.15        $   3.91        $   3.42
                                                        ------------------------------------------

DILUTED EARNINGS PER SHARE OF COMMON STOCK:               $   3.03        $   3.78        $   3.30
                                                        ------------------------------------------

CASH DIVIDENDS PER SHARE OF COMMON STOCK                  $    .32        $    .30        $    .27
                                                        ------------------------------------------

See notes to consolidated financial statements.

                            22/ The Midland Company

------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES                                                       December 31,
(Amounts in thousands)                                                               2001               2000
--------------------------------------------------------------------------------------------------------------
ASSETS
Marketable Securities:
   Fixed income (cost, $542,563 in 2001 and $534,038 in 2000)                   $   555,159         $   540,337
   Equity (cost, $91,191 in 2001 and $74,983 in 2000)                               148,850             152,320
                                                                                -------------------------------
        Total                                                                       704,009             692,657
                                                                                -------------------------------
Cash                                                                                 11,286               8,391
                                                                                -------------------------------
Accounts Receivable--Net                                                             88,108              70,396
                                                                                -------------------------------
Reinsurance Recoverables and Prepaid Reinsurance Premiums                            69,795              46,030
                                                                                -------------------------------
Property, Plant and Equipment--Net                                                   59,095              56,976
                                                                                -------------------------------
Deferred Insurance Policy Acquisition Costs                                         100,785              91,574
                                                                                -------------------------------
Other Assets                                                                         20,864              27,826
                                                                                -------------------------------
        Total Assets                                                            $ 1,053,942         $   993,850
                                                                                ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY

Unearned Insurance Premiums                                                     $   403,855         $   357,185
                                                                                -------------------------------
Insurance Loss Reserves                                                             148,674             135,887
                                                                                -------------------------------
Insurance Commissions Payable                                                        26,887              22,181
                                                                                -------------------------------
Funds Held Under Reinsurance Agreements and Reinsurance Payables                      6,297               2,803
                                                                                -------------------------------
Long-Term Debt                                                                       48,619              40,025
                                                                                -------------------------------
Other Notes Payable:
   Banks                                                                             26,000              39,000
   Commercial paper                                                                   9,522               6,020
                                                                                -------------------------------
        Total                                                                        35,522              45,020
                                                                                -------------------------------
Deferred Federal Income Tax                                                          31,803              32,938
                                                                                -------------------------------
Other Payables and Accruals                                                          60,409              74,634
                                                                                -------------------------------
Commitments and Contingencies                                                          --                  --
                                                                                -------------------------------

Shareholders' Equity:
   Common stock (issued and outstanding: 8,830 shares at December 31, 2001 and
     9,000 shares at December 31, 2000 after deducting treasury stock
     of 2,098 shares and 1,928 shares, respectively)                                    911                 911
   Additional paid-in capital                                                        20,386              19,838
   Retained earnings                                                                264,057             239,679
   Accumulated other comprehensive income                                            45,875              54,396
   Treasury stock (at cost)                                                         (38,698)            (30,404)
   Unvested restricted stock awards                                                    (655)             (1,243)
                                                                                -------------------------------
        Total                                                                       291,876             283,177
                                                                                -------------------------------

        Total Liabilities and Shareholders' Equity                              $ 1,053,942         $   993,850
                                                                                ===============================

See notes to consolidated financial statements.

                             The Midland Company /23

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE MIDLAND COMPANY AND SUBSIDIARIES
(Amounts in thousands)                                          Years Ended December 31, 2001, 2000 and 1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ACCUMULATED                UNVESTED
                                                          ADDITIONAL                OTHER COMPRE-             RESTRICTED
                                                COMMON      PAID-IN     RETAINED      HENSIVE     TREASURY      STOCK
                                                 STOCK      CAPITAL     EARNINGS      INCOME       STOCK        AWARDS      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                           $911     $15,947     $178,398      $70,507    $(15,293)     $(1,638)    $248,832
Comprehensive income:
  Net income                                                              31,179                                             31,179
  Decrease in unrealized gain on
    marketable securities, net of
    related income tax effect of $11,373                                              (21,119)                              (21,119)

      Total comprehensive income

Purchase of treasury stock                                                                         (3,709)                   (3,709)
Issuance of treasury stock for options
  exercised and other employee benefit plans                    315                                 1,985                     2,300
Cash dividends declared                                                   (2,572)                                            (2,572)
Federal income tax benefit related to the
   exercise or granting of stock awards                         940                                                             940
Restricted stock awards                                       1,411                                 1,266       (2,677)
Amortization and cancellation of
  unvested restricted stock awards                              (30)                                  (35)       2,216        2,151
                                                   --------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                          911      18,583      207,005       49,388     (15,786)      (2,099)     258,002
Comprehensive income:
  Net income                                                              35,463                                             35,463
  Increase in unrealized gain on
    marketable securities, net of
    related income tax effect of $2,661                                                 5,008                                 5,008
      Total comprehensive income
Purchase of treasury stock                                                                        (15,432)                  (15,432)
Issuance of treasury stock
  for options exercised and
  other employee benefit plans                                  109                                   959                     1,068
Cash dividends declared                                                   (2,789)                                            (2,789)
Federal income tax benefit related to the
   exercise or granting of stock awards                         479                                                             479
Revaluation of stock options
   relating to a plan amendment                                 776                                                             776
Amortization and cancellation of
  unvested restricted stock awards                             (109)                                 (145)         856          602
                                                   --------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                          911      19,838      239,679       54,396     (30,404)      (1,243)     283,177
COMPREHENSIVE INCOME:
  NET INCOME                                                              27,222                                             27,222
  DECREASE IN UNREALIZED GAIN ON
    MARKETABLE SECURITIES, NET OF
    RELATED INCOME TAX EFFECT OF $4,860                                                (8,521)                               (8,521)
      TOTAL COMPREHENSIVE INCOME
PURCHASE OF TREASURY STOCK                                                                        (10,900)                  (10,900)
ISSUANCE OF TREASURY STOCK
  FOR OPTIONS EXERCISED AND
  OTHER EMPLOYEE BENEFIT PLANS                                 (292)                                2,625                     2,333
CASH DIVIDENDS DECLARED                                                   (2,844)                                            (2,844)
FEDERAL INCOME TAX BENEFIT RELATED TO THE
   EXERCISE OR GRANTING OF STOCK AWARDS                         861                                                             861
AMORTIZATION AND CANCELLATION OF
  UNVESTED RESTRICTED STOCK AWARDS                              (21)                                  (19)         588          548
                                                   --------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                         $911     $20,386     $264,057      $45,875    $(38,698)       $(655)    $291,876
                                                   ================================================================================

---------------------------------------------------------------
                                                    COMPRE-
                                                    HENSIVE
                                                    INCOME
---------------------------------------------------------------
BALANCE, JANUARY 1, 1999
Comprehensive income:
  Net income                                       $31,179
  Decrease in unrealized gain on
    marketable securities, net of
    related income tax effect of $11,373           (21,119)
                                                   -------
      Total comprehensive income                   $10,060
                                                   =======
Purchase of treasury stock
Issuance of treasury stock for options
  exercised and other employee benefit plans
Cash dividends declared
Federal income tax benefit related to the
   exercise or granting of stock awards
Restricted stock awards
Amortization and cancellation of
  unvested restricted stock awards
BALANCE, DECEMBER 31, 1999
Comprehensive income:
  Net income                                       $35,463
  Increase in unrealized gain on
    marketable securities, net of
    related income tax effect of $2,661              5,008
                                                     -----
      Total comprehensive income                   $40,471
                                                   =======
Purchase of treasury stock
Issuance of treasury stock
  for options exercised and
  other employee benefit plans
Cash dividends declared
Federal income tax benefit related to the
   exercise or granting of stock awards
Revaluation of stock options
   relating to a plan amendment
Amortization and cancellation of
  unvested restricted stock awards
BALANCE, DECEMBER 31, 2000
COMPREHENSIVE INCOME:
  NET INCOME                                       $27,222
  DECREASE IN UNREALIZED GAIN ON
    MARKETABLE SECURITIES, NET OF
    RELATED INCOME TAX EFFECT OF $4,860             (8,521)
                                                    ------
      TOTAL COMPREHENSIVE INCOME                   $18,701
                                                   =======
PURCHASE OF TREASURY STOCK
ISSUANCE OF TREASURY STOCK
  FOR OPTIONS EXERCISED AND
  OTHER EMPLOYEE BENEFIT PLANS
CASH DIVIDENDS DECLARED
FEDERAL INCOME TAX BENEFIT RELATED TO THE
   EXERCISE OR GRANTING OF STOCK AWARDS
AMORTIZATION AND CANCELLATION OF
  UNVESTED RESTRICTED STOCK AWARDS
BALANCE, DECEMBER 31, 2001


See notes to consolidated financial statements

                            24 / The Midland Company

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES                                                        Years Ended December 31,
(Amounts in thousands)                                                               2001            2000            1999
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                     $  27,222       $  35,463       $  31,179
   Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization                                                    8,324           9,151          10,287
     Net gains from sale of investments                                                (915)         (4,646)         (3,486)
     Increase in unearned insurance premiums                                         46,670          44,347          57,723
     Increase in reinsurance recoverables
        and prepaid reinsurance premiums                                            (23,765)         (2,879)         (9,196)
     Increase in net accounts receivable                                            (17,712)         (9,861)           (632)
     Increase (decrease) in other accounts payable and accruals                     (13,391)         13,375           4,002
     Increase in insurance loss reserves                                             12,787           2,174           8,217
     Increase in deferred insurance policy acquisition costs                         (9,211)         (6,406)        (21,206)
     Decrease (increase) in other assets                                              6,372          (9,919)          5,402
     Increase in insurance commissions payable                                        4,706           1,890              19
     Increase in deferred federal income tax                                          3,526           2,105             239
     Increase (decrease) in funds held under reinsurance
        agreements and reinsurance payables                                           3,494            (294)        (11,527)
     Other--net                                                                         166          (1,626)          1,725
                                                                                  ------------------------------------------
           Net cash provided by operating activities                                 48,273          72,874          72,746
                                                                                  ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of marketable securities                                               (268,283)       (258,485)       (207,321)
   Sale of marketable securities                                                    181,999         167,923         130,296
   Maturity of marketable securities                                                 38,549          45,316          35,913
   Decrease (increase) in cash equivalent marketable securities                      24,091         (24,051)         (9,588)
   Acquisition of property, plant and equipment                                      (9,735)         (3,833)         (3,173)
   Proceeds from sale of property, plant and equipment                                  290           2,924             345
   Net cash used in business acquisitions                                              --            (2,471)         (2,636)
                                                                                  ------------------------------------------

           Net cash used in investing activities                                    (33,089)        (72,677)        (56,164)
                                                                                  ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Purchase of treasury stock                                                       (10,900)        (15,432)         (3,709)
   Issuance of long-term debt                                                        10,000            --              --
   Increase (decrease) in net short-term borrowings                                  (9,498)         19,470           4,028
   Dividends paid                                                                    (2,818)         (2,747)         (2,515)
   Issuance of treasury stock                                                         2,333           1,068           2,300
   Repayment of long-term debt                                                       (1,406)         (4,263)        (10,275)
                                                                                  ------------------------------------------

           Net cash used in financing activities                                    (12,289)         (1,904)        (10,171)
                                                                                  ------------------------------------------

NET INCREASE (DECREASE) IN CASH                                                       2,895          (1,707)          6,411
CASH AT BEGINNING OF PERIOD                                                           8,391          10,098           3,687
                                                                                  ------------------------------------------

CASH AT END OF PERIOD                                                             $  11,286       $   8,391       $  10,098
                                                                                  ==========================================

INTEREST PAID                                                                     $   4,178       $   4,200       $   4,008
INCOME TAXES PAID                                                                 $   4,000       $  12,457       $  11,500

See notes to consolidated financial statements.

                             The Midland Company /25

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 2001, 2000 and 1999

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company operates generally in two industries-- insurance and transportation with the most significant business activities being in insurance.

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

         MARKETABLE SECURITIES--Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis. At December 31, 2001, the market value of the Company's investment portfolio includes approximately $35.8 million of convertible securities, some of which contain embedded derivatives. The embedded derivatives are valued separately and the change in market value of the embedded derivatives is included in net realized investment gains and losses on the Consolidated Statements of Income beginning in 2001.

         PROPERTY AND DEPRECIATION--Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 3 to 7 years, and barges - 20 years). Depreciation expense recorded in 2001, 2000 and 1999 was (amounts in 000's): $7,223, $7,996 and $7,890, respectively.

         INTANGIBLE ASSETS--Goodwill is amortized on a straight-line basis over a 10 year period. Goodwill, net of accumulated amortization, included in Other Assets at December 31, 2001 and 2000 was (amounts in 000's): $4,395 and $4,985, respectively.

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

         INSURANCE INCOME--Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies using the mean method and the sum-of-the- digits method, respectively. The Company generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

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

         REINSURANCE--The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its


                            26 / The Midland Company

THE MIDLAND COMPANY AND SUBSIDIARIES

exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

         TRANSPORTATION REVENUES--Revenues for river transportation activities are recognized when earned based on contractual rates and the stage of transportation on inland waterway.

         STATEMENTS OF CASH FLOWS--For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

         FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. The fair value of investments, including embedded derivatives, is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.

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

         NEW ACCOUNTING STANDARDS--The Financial Accounting Standards Board issued Statements of Financial Accounting Standards "SFAS" Nos. 141 "Business Combinations", SFAS 142 "Goodwill and Other Intangible Assets", SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" in 2001. SFAS 141 had no impact on the Company's consolidated financial position, results of operations or cash flows. Although the Company has not fully completed its analysis of the impact of SFAS 142, which is required to be completed by June 30, 2002, the Company does not expect SFAS 142, SFAS 143 or SFAS 144 to have a material impact on its consolidated financial position, results of operations or cash flows.

         On January 1, 2001, the Company adopted SFAS 133 "Accounting for Derivative Investments and Hedging Activities". The Company now accounts for the fair value of embedded derivatives separately on its Consolidated Balance Sheets. SFAS 133 did not have a material impact on the results of operations or cash flows at the time of adoption (January 1, 2001).

2. MARKETABLE SECURITIES

                                            Thousands of Dollars
                                --------------------------------------------
                                              Gross Unrealized
                                           ----------------------    Market
      2001                      Cost         Gains       Losses       Value
----------------------------------------------------------------------------
Debt Securities:
  Governments                 $134,219     $  5,154     $    231     $139,142
  Municipals                   183,645        4,712          524      187,833
  Corporates                   170,429        6,327        2,842      173,914
  Cash Equivalents              38,569         --           --         38,569
  Other--Notes
    Receivable                   8,131         --           --          8,131
  Accrued
    Interest                     7,570         --           --          7,570
                              -----------------------------------------------
      Total                    542,563       16,193        3,597      555,159
                              ===============================================
Equity Securities               89,483       61,193        3,534      147,142
Embedded Derivatives             1,108         --           --          1,108
Accrued Dividends                  600         --           --            600
                              -----------------------------------------------
  Total                         91,191       61,193        3,534      148,850
                              -----------------------------------------------
Total Marketable
  Securities                  $633,754     $ 77,386     $  7,131     $704,009
                              ===============================================



                                            Thousands of Dollars
                              -----------------------------------------------
                                              Gross Unrealized
                                           ----------------------    Market
      2000                      Cost         Gains       Losses       Value
----------------------------------------------------------------------------
Debt Securities:
  Governments                 $150,852     $  3,923     $    405     $154,370
  Municipals                   172,824        3,639          342      176,121
  Corporates                   132,304        1,962        2,478      131,788
  Cash Equivalents              62,737         --           --         62,737
  Other--Notes
    Receivable                   8,016         --           --          8,016
  Accrued
    Interest                     7,305         --           --          7,305
                              -----------------------------------------------
      Total                    534,038        9,524        3,225      540,337
                              ===============================================
Equity Securities               74,465       82,945        5,608      151,802
Accrued Dividends                  518         --           --            518
                              -----------------------------------------------
  Total                         74,983       82,945        5,608      152,320
                              -----------------------------------------------
Total Marketable
  Securities                  $609,021     $ 92,469     $  8,833     $692,657
                              ===============================================

         At December 31, 2001 and 2000, the market value of the Company's investment in the common stock of US Bancorp, which exceeded 10% of the Company's shareholders' equity, was $51.5 million and $57.2 million, respectively.



                            THE MIDLAND COMPANY / 27

THE MIDLAND COMPANY AND SUBSIDIARIES

    The following is investment information summarized by investment category (amounts in 000's):
                                  2001           2000          1999
                            -----------------------------------------
Investment Income:
Insurance:
  Interest on Fixed
    Income Securities          $ 30,782       $ 28,513       $ 24,336
  Dividends on
    Equity Securities             4,564          3,383          2,073
  Investment Expense             (1,544)        (1,122)        (1,117)
                            -----------------------------------------
  Net Insurance
    Investment Income            33,802         30,774         25,292
Other Investment Income             193            231            156
                            -----------------------------------------
  Total Investment Income      $ 33,995       $ 31,005       $ 25,448
                            =========================================

Net Realized
  Investment Gains:
    Fixed Income:
      Gross Realized
        Gains                  $  2,358       $    539       $    404
      Gross Realized
        Losses                   (1,687)        (3,800)        (1,956)
    Equity Securities:
      Gross Realized
        Gains                    15,083         16,197          7,290
      Gross Realized
        Losses                  (13,731)        (8,290)        (2,252)
                            -----------------------------------------
    Net Realized
      Investment Gains         $  2,023       $  4,646       $  3,486
                            =========================================

Change in Unrealized
  Investment Gains:
    Fixed Income               $  6,297       $ 15,019       $(18,167)
    Equity Securities           (19,678)        (7,350)       (14,325)
                            -----------------------------------------
Change in Unrealized
  Investment Gains             $(13,381)      $  7,669       $(32,492)
                            =========================================

         Other Investment Income is included in Other on the Company's Consolidated Statements of Income.

         Included in Net Realized Investment Gains for 2001 is the change in the fair value of embedded derivative options of $1,108.

         The cost and approximate market value of debt securities held at December 31, 2001, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

                                                       Market
                                       Cost            Value
                                   --------------------------
One year or less                     $ 50,401        $ 50,604
After one year through five years     261,415         268,470
After five years through ten years    220,274         225,061
After 10 years                         10,473          11,024
                                   --------------------------
    Total                            $542,563        $555,159
                                   ==========================

3. ACCOUNTS RECEIVABLE--NET

         Accounts receivable at December 31, 2001 and 2000 are generally due within one year and consist of the following (amounts in 000's):

                                        2001           2000
                                   --------------------------
Insurance                            $ 82,682        $ 61,143
Transportation                          3,965           4,319
Other                                   2,287           5,760
                                   --------------------------
    Total                              88,934          71,222
Less Allowance for Losses                 826             826
                                   --------------------------
    Accounts Receivable--Net         $ 88,108        $ 70,396
                                   ==========================

         At December 31, 2001 and 2000, the Company had outstanding receivables from its largest customer, Conseco, Inc., of $20.7 million and $6.9 million, respectively.

4. PROPERTY, PLANT AND EQUIPMENT--NET

         At December 31, 2001 and 2000, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

                                        2001            2000
                                   ---------------------------
Land                                 $  1,341        $  1,341
Buildings, Improvements,
  Fixtures, etc                        72,051          63,339
Transportation Equipment               42,281          44,301
                                   --------------------------
    Total                             115,673         108,981
Less Accumulated Depreciation
  and Amortization                     56,578          52,005
                                   --------------------------
    Property, Plant and
      Equipment--Net                 $ 59,095        $ 56,976
                                   ==========================

         Total rent expense related to the rental of equipment included in the accompanying Consolidated Statements of Income is (amounts in 000's) $6,589 in 2001, $7,219 in 2000 and $6,566 in 1999. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $2,424-2002; $1,291-2003; $849-2004; $718-2005; $718-2006 and $5,390-thereafter.

         The Company has committed to acquire 30 new barges over the next 15 months at an approximate total cost of $6.8 million.

                            28 / The Midland Company

THE MIDLAND COMPANY AND SUBSIDIARIES

5. DEFERRED INSURANCE POLICY
  ACQUISITION COSTS

         Acquisition costs incurred and capitalized during 2001, 2000 and 1999 amounted to $155.0 million, $143.5 million and $135.4 million, respectively. Amortization of deferred acquisition costs was $145.8 million, $137.1 million and $114.2 million for 2001, 2000 and 1999, respectively.

6. NOTES PAYABLE TO BANKS

         At December 31, 2001 and 2000, the Company had conventional lines of credit with commercial banks of $48 million and $52 million, respectively. The lines of credit in use under these agreements at December 31, 2001 and 2000 amounted to $26 million and $31 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $71,000 are currently paid to the lending institutions to maintain these credit agreements.

         Additionally, at December 31, 2000, the Company had other short-term bank borrowings outstanding of $8 million. These borrowings also constitute senior debt.

         The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 2.35% and 6.86% at December 31, 2001 and 2000, respectively.

7. LONG-TERM DEBT
    Long-term debt at December 31, 2001 and 2000 is summarized as follows (amounts in 000's):
                                               2001           2000
                                         ---------------------------
Equipment Obligations, Due Through--
    6.50%     October 31, 2003              $  1,400        $  2,100
Mortgage Notes, Due Through--
    6.83%     December 20, 2005               17,219          17,925
Unsecured Notes Under a
  $60 million Credit Facility--
    *3.26%   December 1, 2005                 30,000          20,000
                                         ---------------------------
  Total Obligations                           48,619          40,025
  Current Maturities                           1,456           1,406
                                         ---------------------------
    Non Current Portion                     $ 47,163        $ 38,619
                                         ===========================

*Rate in effect on December 31, 2001. The interest rate on this borrowing is adjusted quarterly to the LIBOR rate plus a margin of 1%. The terms of this facility were amended in December, 2001. The amount of the facility was increased from $40 million to $60 million and the maturity was changed to the date indicated above.

         Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $28,520,000 at December 31, 2001.

         The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 2001 are (amounts in 000's): 2002-$1,456; 2003-$1,510; 2004-$865; 2005-remainder of $44,788.

         At December 31, 2001 and 2000, the carrying value approximated the fair value of the Company's long-term debt.

8. FEDERAL INCOME TAX

         The provision for federal income tax is summarized as follows (amounts in 000's):
                                2001            2000          1999
                              ---------------------------------------
Current provision             $ 5,956         $13,101         $12,295
Deferred provision              3,526           2,105             239
                              ---------------------------------------
    Total                     $ 9,482         $15,206         $12,534
                              =======================================

         The federal income tax provision for the years ended December 31, 2001, 2000 and 1999 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

                                 2001           2000          1999
                              ---------------------------------------
Federal income tax
  at statutory rate           $ 12,846       $ 17,734       $ 15,300
Tax effect of:
  Tax exempt interest
    and excludable
    dividend income             (3,672)        (3,397)        (3,131)
  Excise tax on reversion
    of pension assets             --              529           --
  Other--net                       308            340            365
                              ---------------------------------------
  Provision for
    federal income tax        $  9,482       $ 15,206       $ 12,534
                              =======================================

                             The Midland Company /29

THE MIDLAND COMPANY AND SUBSIDIARIES

    Significant components of the Company's net deferred
federal income tax liability are summarized as follows
(amounts in 000's):
                                      2001           2000
                                  -------------------------
Deferred tax liabilities:
  Deferred insurance policy
    acquisition costs               $31,923         $28,945
  Unrealized gain on
    marketable securities            24,579          29,240
  Accelerated depreciation            7,543           7,281
  Other                               2,376           1,284
                                  -------------------------
    Sub-total                        66,421          66,750
                                  =========================

Deferred tax assets:
  Unearned insurance premiums        24,519          21,467
  Pension expense                     1,618           3,915
  Insurance loss reserves             3,326           3,125
  Other                               5,155           5,305
                                  -------------------------
    Sub-total                        34,618          33,812
                                  -------------------------
Deferred federal income tax         $31,803         $32,938
                                  =========================

    For 2001 and 2000, $861,000 and $479,000, respectively, of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

9. REINSURANCE

    A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows (amount in 000's):

                   Direct        Assumed        Ceded             Net
                --------------------------------------------------------
2001
----
  Written        $472,989       $ 84,864       $(34,748)       $523,105
  Earned          455,253         70,428        (28,462)        497,219

2000
----
  Written        $455,951       $ 47,154       $(31,769)       $471,336
  Earned          434,565         41,700        (30,766)        445,499

1999
----
  Written        $432,263       $ 39,778       $(32,178)       $439,863
  Earned          409,506         38,803        (55,620)        392,689

    The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 2001, 2000 and 1999 were (amounts in 000's): $16,146, $14,286 and $62,003, respectively.

10. INSURANCE LOSS RESERVES

    Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

                                   2001           2000            1999
                             --------------------------------------------
Balance at January 1           $ 111,742       $ 113,439       $ 108,697
  Less reinsurance
    recoverables                  16,720          24,114          20,430
                             --------------------------------------------
Net balance
  at January 1                    95,022          89,325          88,267
                             --------------------------------------------
Incurred related to:
  Current year                   291,502         242,689         211,066
  Prior years                     (4,179)         (6,952)        (10,178)
                             --------------------------------------------
Total incurred                   287,323         235,737         200,888
                             ============================================
Paid related to:
  Current year                   226,853         186,498         159,045
  Prior years                     52,634          43,542          40,785
                             --------------------------------------------
Total paid                       279,487         230,040         199,830
                             --------------------------------------------
Net balance at
  December 31                    102,858          95,022          89,325
  Plus reinsurance
    recoverables                  19,309          16,720          24,114
                             --------------------------------------------
Balance at December 31         $ 122,167       $ 111,742       $ 113,439
                             ============================================

11. BENEFIT PLANS

         The Company has a qualified pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. As a result, the Company recorded a curtailment/settlement gain of approximately $7.4 million, which is included in Other Operating and Administrative Expenses. All new employees are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed $1.6 million and $1.2 million to the qualified self-directed retirement plan for the years 2001 and 2000, respectively.


                            30 / The Midland Company

THE MIDLAND COMPANY AND SUBSIDIARIES

         The Company has a qualified 401(k) savings plan and a funded non-qualified savings plan. The Company contributed $876,000, $821,000 and $669,000 to the qualified 401(k) savings plan and $225,000, $293,000 and $329,000 to the non-qualified savings plan for the years 2001, 2000 and 1999, respectively.

         The Company also has a unfunded non-qualified defined benefit pension plan.

         The following tables, which include amounts related to both the qualified and non-qualified pension plans, illustrate (1)a reconciliation of the plans' benefit obligation, assets and funded status, (2)the weighted average assumptions used and (3)the components of the net periodic benefit cost (amounts in 000's except for percentages):

                                            2001             2000
                                         -------------------------
QUALIFIED PLAN
Change in benefit obligation:
Benefit obligation
  at beginning of year                    $ 15,608        $ 26,448
Service cost                                   591             884
Interest cost                                1,216           1,853
Actuarial (gain)/loss                          991           2,381
Curtailments                                  --            (4,229)
Settlements                                   --           (11,068)
Benefits paid                                 (705)           (661)
                                         -------------------------
Benefit obligation at end of year         $ 17,701        $ 15,608
                                         =========================

Change in plan assets:
Fair value of plan assets
  at beginning of year                    $ 16,703        $ 32,368
Actual return on plan assets                  (753)           (371)
Employer contributions (reversion)            --            (3,565)
Settlements                                   --           (11,068)
Benefits paid                                 (705)           (661)
                                         =========================
Fair value of plan
  assets at end of year                   $ 15,245        $ 16,703
                                         -------------------------
Funded status:
Funded status at end of year              $ (2,456)       $  1,095
Unrecognized net
  actuarial (gain)/loss                       (396)         (3,384)
Unrecognized prior service cost                334             358
Unrecognized net transition
  obligation (asset)                          (263)           (358)
                                         -------------------------
Accrued benefit cost                      $ (2,781)       $ (2,289)
                                         =========================

                                            2001             2000
NON-QUALIFIED PLAN
Benefit obligation
  at beginning of year                    $ 1,078         $ 7,095
Service cost                                   18              88
Interest cost                                  13             213
Actuarial (gain)/loss                         (71)          1,343
Curtailments                                 --            (1,486)
Transfer of obligation
   to successor plan                         --            (6,120)
Settlements                                  (813)           --
Gross benefits paid                           (37)            (55)
                                         -------------------------
Benefit obligation at end of year
  (accumulated benefit
  obligation of $133 and
  $986, respectively)                     $   188         $ 1,078
                                         =========================

Funded status                             $  (188)        $(1,078)
Unrecognized actuarial (gain)/loss            (40)             31
Unrecognized prior service cost                92             100
                                         -------------------------
Accrued benefit cost                      $  (136)        $  (947)
                                         =========================



                                      2001          2000           1999
                                  --------------------------------------
QUALIFIED AND
  NON-QUALIFIED PLANS
Weighted-average
 assumptions as of
 December 31:
Discount rate                        7.25%          7.75%          7.75%
Expected return
  on plan assets                     9.40%          9.00%          8.00%
Rate of compensation
  increase                           4.25%          4.25%          5.50%

Components of net
 periodic benefit cost:
Service cost                      $   609        $   972        $ 1,614
Interest cost                       1,229          2,066          2,527
Expected return on assets          (1,244)        (2,266)        (1,663)
Amortization of:
  Transition asset                    (95)          (113)          (165)
  Prior service cost                   32             55            114
  Actuarial (gain)/loss              --             (107)           133
                                  ======================================
Net periodic benefit cost             531            607          2,560
Curtailment credit                   --           (4,333)          --
Settlement credit                    (813)        (3,063)          --
                                  --------------------------------------
Total net periodic
  benefit cost (credit)           $  (282)       $(6,789)       $ 2,560
                                  ======================================

                     The Midland Company /31

THE MIDLAND COMPANY AND SUBSIDIARIES

12. STOCK OPTION AND AWARD PLANS

         Under the Company's stock option plans, all of the outstanding stock options at December 31, 2001 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. 156,000 of these stock options were exercisable at December 31,2001, 64,000 options become exercisable each year in 2002 through 2004 and 27,000 options become exercisable in 2005. A summary of stock option transactions follows:

                          2001               2000              1999
                     -----------------------------------------------------
                               Wtd.               Wtd.              Wtd.
                               Avg.               Avg.              Avg.
                     (000's)  Option   (000's)  Option    (000's)  Option
                      Shares   Price    Shares   Price     Shares   Price
                     -----------------------------------------------------
Outstanding,
  beginning
  of year              383   $17.55       246   $12.49       380   $10.07
Exercised             (131)    9.43       (39)    9.00      (164)    9.38
Forfeited              (11)   27.70        (7)   22.75      --       --
Granted                133    33.19       183    22.75        30    26.09
                       ---    -----       ---    -----        --    -----
Outstanding,
  end of year          374   $25.65       383   $17.55       246   $12.49
                      ===================================================
Exercisable,
  end of year          156   $22.47       229   $14.06       216   $10.60
                      ===================================================
Fair value
  of options
  granted                    $11.37             $ 8.72             $ 8.64
                            =============================================

         Information regarding such outstanding options at December 31, 2001 follows:

                             Outstanding
Remaining                      Options
Life                           (000's)            Price
---------------------------------------------------------------
One year                         15           $   16.71
Three years                      18               16.92
Five years                       15               12.63
Seven years                      30               26.09
Eight years                     168               22.75
Nine years                      128               33.19
                                ---
  Total outstanding             374
                                ===
  Weighted average price                      $   25.65
                                              =========

         At December 31, 2001, options exercisable have exercise prices between $12.63 and $33.19 and an average contractual life of approximately 6 years.

         The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the other rights of outstanding shares. In 1995, 147,000 shares were awarded and 124,000 shares were eventually distributed in 2000. In 1997 and 1999, 195,000 and 119,500 shares, respectively, were also awarded and 163,000 and 107,000 shares, respectively, remain outstanding at December 31,2001. The value of the awards is being charged to compensation expense over a five-year vesting period.

         In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement period and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. A maximum of 48,000 of these shares could potentially be issued each year in 2003 (for 2000) and 2004 (for 2001). The expected value of these awards is charged to compensation expense over the performance period.

         The Company applies APB Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS No.123, the Company's 2001, 2000 and 1999 net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000's, except per share data):

                                             2001         2000         1999
                                        ------------------------------------
Net Income
  As reported                           $   27,222   $   35,463   $   31,179
  Pro forma                             $   26,707   $   35,157   $   31,011

Net Income per Common Share--basic
  As reported                           $     3.15   $     3.91   $     3.42
  Pro forma                             $     3.09   $     3.88   $     3.40

Net Income per Common Share--diluted
  As reported                           $     3.03   $     3.78   $     3.30
  Pro forma                             $     2.97   $     3.75   $     3.28


         The fair values of the 2001, 2000 and 1999 option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following (weighted average) assumptions: dividend yields of 1.3%, expected volatility of 27.6%, 27.1% and 26.6%, risk-free interest rates of 4.8%, 6.7% and 4.7% and expected lives of 7 years, respectively.

         At December 31, 2001, 713,000 common shares are authorized for future option award or stock grants.

                            32 / The Midland Company

THE MIDLAND COMPANY AND SUBSIDIARIES

13. EARNINGS PER SHARE

         The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2001, 2000 or 1999.

                                             Shares in 000's
                                   ----------------------------------
                                     2001        2000         1999
                                   ----------------------------------
Shares used in basic
  EPS calculation
  (shares outstanding)              8,641        9,066        9,111
Effect of dilutive
  stock options                       114          114          122
Effect of dilutive
  restricted stock grants             192          174          230
Effect of dilutive
  performance stock awards             48           25         --
                                   ----------------------------------
Shares used in diluted
  EPS calculation                   8,995        9,379        9,463
                                   ==================================

         All outstanding stock options at December 31, 2001 had exercise prices that were less than the average market price of the Company's common stock and, therefore, were included in the computation of diluted earnings per share. At December 31, 2000 and 1999, 30,000 stock options at a price of $26.09 were outstanding and were not comprehended in the computation of diluted earnings per share because their price was greater than the average market value of the common stock.

14. CONTINGENCIES

         Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position or results of operations. The Company also has credit exposure with customers, generally in the form of premiums receivable. Management monitors these exposures on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the customers, the Company cannot assure collections in full. Where appropriate, the Company has provided a reserve for such exposures.

15. SHAREHOLDER'S EQUITY

         The Company has 20,000,000 shares of common stock authorized for issuance without par value (stated value of $.083 a share). The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.

         In January 2001, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock and 198,000 of these shares had been repurchased as of December 31, 2001. In October 1999, 500,000 common shares were authorized for repurchase by the Board of Directors, all of which were repurchased by the end of 2000.

         The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2002 without regulatory approval total approximately $24,076,000; such subsidiaries paid cash dividends of $15,000,000 in 2001, $5,350,000 in 2000 and $5,900,000 in 1999.

         Net income as determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company's insurance subsidiaries was $18,231,000, $30,854,000 and $21,652,000 for 2001, 2000 and
1999, respectively. Shareholders' equity on the same basis was $235,417,000 and $245,904,000 at December 31, 2001 and 2000, respectively.

16. INDUSTRY SEGMENTS

         The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection, motorsport and watercraft insurance, as well as commercial lines such as manufactured housing park and dealer insurance. The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.

                             The Midland Company /33

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

         Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2001, 2000 and 1999 (amounts in 000's):


                                      Manufactured              Unallocated                  Corporate
                                        Housing      Other      Insurance       Trans-        and All     Intersegment
                                       Insurance    Insurance     Amounts      portation       Other      Elimination        Total
-----------------------------------------------------------------------------------------------------------------------------------
2001
----
Revenues--External customers            $ 318,298    $ 197,110                  $  34,826    $     291                   $ 550,525
Net investment income                      20,562       14,042    $       7             5          193     $    (814)       33,995
Net realized investment gains                 n/a          n/a        2,023                                                  2,023
Interest expense                              n/a          n/a        2,081           260        3,580        (1,553)        4,368
Depreciation and amortization               2,274        1,409          590         2,304        1,747                       8,324
Income before taxes                        29,758       10,033       (1,113)        1,673       (3,647)                     36,704
Income tax expense                          7,548        3,006         (349)          594       (1,317)                      9,482
Acquisition of fixed assets                   n/a          n/a        9,515            12          208                       9,735
Identifiable assets                           n/a          n/a      987,149        24,952       56,670       (14,829)    1,053,942

2000
----
Revenues--External customers            $ 309,943    $ 154,961                  $  33,119    $     748                   $ 498,771
Net investment income                      20,787       11,272    $      25                        231     $  (1,310)       31,005
Net realized investment gains                 n/a          n/a        4,646                                                  4,646
Interest expense                              n/a          n/a        1,841           440        3,897        (2,046)        4,132
Depreciation and amortization               2,251        1,125          590         2,690        2,495                       9,151
Income before taxes                        37,589       15,364       (2,044)        2,793       (3,033)                     50,669
Income tax expense                         11,390        3,796         (392)          984         (572)                     15,206
Acquisition of fixed assets
  and businesses                              n/a          n/a        5,987           58           259                       6,304
Identifiable assets                           n/a          n/a      912,008        27,412       72,009       (17,579)      993,850

1999
----
Revenues--External customers            $ 283,332    $ 124,452                  $  31,327    $   1,081                   $ 440,192
Net investment income                      15,526       10,631    $      19           177          156     $  (1,061)       25,448
Net realized investment gains                 n/a          n/a        3,486                                                  3,486
Interest expense                              n/a          n/a        1,406           359        3,648        (1,346)        4,067
Depreciation and amortization               2,120          931          321         2,860        4,055                      10,287
Income before taxes                        45,370        6,678       (1,122)        1,806       (9,019)                     43,713
Income tax expense                         14,219        1,169         (304)          637       (3,187)                     12,534
Acquisition of fixed assets
  and businesses                              n/a          n/a        5,452            84          273                       5,809
Identifiable assets                           n/a          n/a      812,791        30,564       59,140       (14,438)      888,057

         The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Intersegment revenues were not significant for 2001, 2000 or 1999.

         In 2001, 2000 and 1999, revenues from one customer, Conseco, Inc., which exceeded 10% of consolidated revenues, amounted to $80,674,000, $77,395,000 and $64,621,000, respectively.

                            34 / The Midland Company

--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT

THE MIDLAND COMPANY AND SUBSIDIARIES

[Deloitte & Touche Logo]

Cincinnati, Ohio

To the Shareholders of The Midland Company:

         We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



February 7, 2002


/s/ Deloitte & Touche LLP

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT

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

         In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains comprehensive internal control which is supplemented by a program of internal audits. Management believes that the Company's internal control is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.

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



                     The Midland Company /35


QUARTERLY DATA
(UNAUDITED)

THE MIDLAND COMPANY AND SUBSIDIARIES                               2001
-------------------------------------------------------------------------------------------------
(Amounts in thousands,                        First          Second        Third         Fourth
except per share data)                       Quarter         Quarter      Quarter        Quarter
-------------------------------------------------------------------------------------------------

Revenues                                $    139,982   $    143,863   $    147,097   $    155,601
                                        ---------------------------   ---------------------------
Net income                              $      9,692   $      6,067   $      1,808   $      9,655
                                        ---------------------------   ---------------------------
Basic earnings per common share         $       1.11   $        .71   $        .21   $       1.12
                                        ---------------------------   ---------------------------
Diluted earnings per common share       $       1.07   $        .68   $        .20   $       1.08
                                        ---------------------------   ---------------------------
Dividends per common share              $       .080   $       .080   $       .080   $       .080
                                        ---------------------------   ---------------------------
Price range of common stock (Nasdaq):
   High                                 $      33.63   $      44.50   $      45.19   $      48.27
                                        ---------------------------   ---------------------------
   Low                                  $      26.13   $      30.00   $      25.00   $      35.41
                                        ---------------------------   ---------------------------
QUARTERLY DATA
(UNAUDITED)
THE MIDLAND COMPANY AND SUBSIDIARIES                               2000
-------------------------------------------------------------------------------------------------
(Amounts in thousands,                       First         Second         Third        Fourth
except per share data)                      Quarter        Quarter        Quarter      Quarter
-------------------------------------------------------------------------------------------------

Revenues                                $    128,741   $    132,443   $    135,793   $    137,445
                                        ---------------------------   ---------------------------
Net income                              $      9,183   $      7,330   $      7,925   $     11,025
                                        ---------------------------   ---------------------------
Basic earnings per common share         $       1.00   $        .80   $        .88   $       1.23
                                        ---------------------------   ---------------------------
Diluted earnings per common share       $        .97   $        .78   $        .83   $       1.20
                                        ---------------------------   ---------------------------
Dividends per common share              $       .075   $       .075   $       .075   $       .075
                                        ---------------------------   ---------------------------
Price range of common stock (Nasdaq):
   High                                 $      23.97   $      27.25   $      27.44   $      30.50
                                        ---------------------------   ---------------------------
   Low                                  $      18.50   $      20.52   $      24.25   $      25.13
                                        ---------------------------   ---------------------------

--------------------------------------------------------------------------------
OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR                            INDEPENDENT AUDITORS
Fifth Third Bank                                        Deloitte & Touche LLP
38 Fountain Square, Mail Drop #10AT66-3212              250 East Fifth Street
Cincinnati, Ohio 45263                                  Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 11, 2002 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

MARKET FOR REGISTRANT'S COMMON STOCK
The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).


FORM 10-K
A copy of the Company's 2001 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company - Attention:
Chief Financial Officer or from the Company's website www.midlandcompany.com.

FINANCIAL INFORMATION
For financial information visit us on the internet at www.nasdaq.com or www.midlandcompany.com



                            36 / The Midland Company

OFFICERS AND DIRECTORS

THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS

JAMES E. BUSHMAN (a) (b) (c)
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

JAMES H. CAREY (a) (b)
Corporate Director/Advisor

MICHAEL J. CONATON (c)
Formerly President and Vice Chairman of the Company

JERRY A. GRUNDHOFER (d)
President and Chief Executive Officer
US Bancorp

J. P. HAYDEN, JR. (c)
Chairman of the Executive Committee of the Board, Formerly Chairman and Chief Executive Officer of the Company

J. P. HAYDEN III (c)
Chairman and Chief Operating Officer

JOHN W. HAYDEN (c)
President and Chief Executive Officer

ROBERT W. HAYDEN
Formerly Vice President of the Company

WILLIAM T. HAYDEN (d)
Partner-Katz, Teller, Brant & Hild

WILLIAM J. KEATING , JR. (b)
Partner-Keating, Muething & Klekamp, P.L.L.

JOHN R. LABAR
Formerly Vice President and Secretary of the Company

DAVID B. O'MALEY (b) (d)
Chairman, President and Chief Executive Officer
Ohio National Financial Services

JOHN M. O'MARA (a) (c)
Corporate Director/Financial Consultant

GLENN E. SCHEMBECHLER (a)
Professor Emeritus University of Michigan

FRANCIS MARIE THRAILKILL, OSU ED.D. (d)
President-College of Mount St. Joseph

JOHN I. VON LEHMAN
Executive Vice President,
Chief Financial Officer and Secretary

OFFICERS

J. P. HAYDEN III
Chairman and Chief Operating Officer

JOHN W. HAYDEN
President and Chief Executive Officer

JOHN I. VON LEHMAN
Executive Vice President,
Chief Financial Officer and Secretary

PAUL T. BRIZZOLARA
Executive Vice President,
Chief Legal Officer and
Assistant Secretary

ELISABETH E. BALDOCK
Vice President-Human Resources/
Learning and Development

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

EDWARD J. HESKAMP
Assistant Treasurer

MARY ANN C. PETTIT
Assistant Secretary

GERALDINE M. STIGALL
Assistant Secretary

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Executive Committee
(d) Member of Governance Committee

                                 [MIDLAND LOGO]

                               The Midland Company
                             7000 Midland Boulevard
                                  P.O. Box 1256
                          Cincinnati, Ohio 45201-1256
                              Phone (513) 943-7100
                             www.midlandcompany.com