Form 10-K, Exhibit 13
period 2003-12-31
MIDLAND CO
filed 2004-03-15
CIK 66025

                                                                      EXHIBIT 13

                               THE MIDLAND COMPANY

                               2003 ANNUAL REPORT

                                   FUNDAMENTAL

                                              Strength

                                   FUNDAMENTAL

                                              Value

Company Profile

         The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group subsidiary, which contributes approximately 96 percent of the company's revenues. The company also maintains an investment in a niche river transportation business, M/G Transport Services, Inc. (M/G).

         American Modern is a leader in manufactured housing insurance products and services, and has expanded with additional offerings to serve the motorcycle, watercraft, recreational vehicle, collectible automobile and snowmobile markets. American Modern distributes its products and services through diverse channels.

         The people, the products and the vision of The Midland Company focus on leveraging the competitive advantage of specialty expertise.

         The company has a solid track record of fundamental strength and fundamental value. It delivers this strength and value through its multiple company structure, its unique specialty products, its expert claims service, and its deep relationships across diverse distribution channels.

         The company also has a consistent record of increasing shareholder value. Midland stock has outperformed all relevant indices over the past 5-, 10-, 15- and 20-year periods, and has steadily increased book value over the same periods. Annual shareholder dividends have increased for 18 consecutive years.

         Headquartered in Cincinnati, Ohio, the company has 1,200 associates, is licensed in all 50 states and enjoys an A+ (Superior) rating from A.M. Best.

                          TOTAL RETURN TO SHAREHOLDERS

                                  [BAR CHART]

Ticker                  5 YRS           10 YRS       15 YRS       20 YRS
------                  -----           ------       ------       ------
MLAN                    15.51%          13.61%       13.51%       16.23%
SPX                     -0.56%          11.04%       12.18%       12.93%
S5PROP                   3.72%          10.87%         n/a          n/a
RTY                      7.20%           7.97%        9.26%        8.33%

THE MIDLAND COMPANY'S MISSION STATEMENT

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

TABLE OF CONTENTS

Financial Highlights                                              1
Letter to Shareholders                                          2-5
Our Products                                                    6-7
Our People                                                      8-9
Our Vision                                                    10-11
Investment Results                                               12
M/G Transport                                                    13
Six Year Financial Summary Data                               14-15
Private Securities Reform Act of 1995--
    Forward Looking Statements Disclosure                        16
Management's Discussion and Analysis                          16-27
Income Statements                                                28
Balance Sheets                                                   29
Changes in Shareholders' Equity                                  30
Cash Flows                                                       31
Notes to Financial Statements                                 32-42
Independent Auditors' Report                                     43
Management's Report                                              43
Quarterly Data and Other Information                             44
Officers and Directors                                           45

            Please refer to "Forward Looking Statements" on page 16.

Financial Highlights

                                                                                                  For the Years Ended
                                                                                                      December 31,

(Amounts in thousands, except per share data)                                                  2003              2002
-------------------------------------------------------------------------------------------------------------------------
THE MIDLAND COMPANY AND SUBSIDIARIES
OPERATING PERFORMANCE

Revenues                                                                                   $  718,187       $    643,708
Net Income Before Cumulative Effect of Change
   in Accounting Principle & Capital Gains (Losses)*                                       $   20,308       $     24,789
Cumulative Effect of Change in Accounting Principle                                                --             (1,463)
Net Capital Gains (Losses)                                                                      2,968             (4,485)
                                                                                           ----------       ------------
Net Income                                                                                 $   23,276       $     18,841
                                                                                           ==========       ============

PER SHARE DATA
Basic Earnings (Losses) Per Common Share:
   Net Income Before Cumulative Effect of Change
     in Accounting Principle & Capital Gains (Losses)*                                     $     1.17       $       1.43
   Cumulative Effect of Change in Accounting Principle                                             --              (0.08)
   Net Capital Gains (Losses)                                                                    0.17              (0.26)
                                                                                           ----------       ------------
     Total                                                                                 $     1.34       $       1.09
                                                                                           ==========       ============
   Average Shares Outstanding for EPS--Basic                                                   17,417             17,323

Diluted Earnings (Losses) Per Common Share:
   Net Income Before Cumulative Effect of Change
     in Accounting Principle & Capital Gains (Losses)*                                     $     1.13       $       1.39
   Cumulative Effect of Change in Accounting Principle                                             --              (0.08)
   Net Capital Gains (Losses)                                                                    0.17              (0.25)
                                                                                           ----------       ------------
     Total                                                                                 $     1.30       $       1.06
                                                                                           ==========       ============
   Average Shares Outstanding for EPS--Diluted                                                 17,937             17,789
Cash Dividends                                                                             $     .190       $       .175
Book Value                                                                                 $    20.18       $      17.59

FINANCIAL POSITION
Total Assets                                                                               $1,179,505       $  1,090,674
Shareholders' Equity                                                                       $  356,058       $    308,908

Combined Ratio (American Modern's Property and Casualty Companies)                              103.1%             101.9%


* Non-GAAP financial measure. Items excluded from this measure are significant components in understanding and assessing financial performance. The company believes that this non-GAAP financial measure provides a clearer picture of the core operations than the GAAP measure of net income, as it removes potential issues of timing regarding investment gains and losses and any fluctuations done solely to changes in accounting rules.

                                         1999        2000         2001         2002          2003
                                         ----        ----         ----         ----          ----
Revenues (millions)                   $  472.5    $  538.9    $   592.3    $   643.7      $  718.2

Net Income                            $   1.65    $   1.89    $    1.51    $    1.06      $   1.30

Book Value                            $  13.56    $  15.73    $   16.53    $   17.59      $  20.18
Market Value                          $  10.38    $  13.88    $   21.90    $   19.00      $  23.62

                                 REVENUES GROW
                                 11.6% IN 2003
                             (dollars in millions)

                                  [BAR CHART]

MIDLAND'S REVENUES CONTINUED TO CLIMB IN 2003. OVER THE PAST FIVE YEARS REVENUE HAS GROWN AT A COMPOUND ANNUAL RATE OF 10.2 PERCENT.

                                   NET INCOME
                                   PER SHARE


                                  [BAR CHART]

HIGHER-THAN-NORMAL CATASTROPHE LOSSES, LOSSES FROM THE MOTORCYCLE LINE AND FROM THE RUN-OFF OF COMMERCIAL LIABILITY PROGRAMS IMPACTED EARNINGS BY APPROXIMATELY $1.23 PER A SHARE IN 2003. RATE INCREASES AND OTHER ACTIONS HAVE POSITIONED THE COMPANY FOR IMPROVEMENT IN 2004 AND BEYOND.

                               BOOK VALUE, MARKET
                                VALUE PER SHARE

                                  [BAR CHART]

OVER THE PAST FIVE YEARS, BOOK VALUE HAS GROWN AT A COMPOUND ANNUAL RATE OF 8.7 PERCENT, WHILE MARKET VALUE HAS GROWN AT COMPOUND ANNUAL RATE OF 14.4 PERCENT.

                                                         THE MIDLAND COMPANY   1

OUR PRODUCTS

PRODUCT MIX

[PIE CHART]

Manufactured Housing    47.0%
Site Built Dwellings    12.1%
Motor Sport              8.5%
Mortgage Fire            4.8%
Watercraft               4.8%
Collateral Protection    4.5%
Recreational Vehicles    4.4%
Bell & Clements          3.3%
Credit Life & Related    2.5%
Long-Haul Track          1.9%
All Other                6.2%

WITH ITS DEEP ROOTS AND RICH RELATIONSHIPS IN MANUFACTURED HOUSING, THAT LINE STILL COMPRISES ABOUT HALF THE COMPANY'S TOTAL PREMIUMS. THE COMPANY HAS PURPOSEFULLY ADDED BALANCE IN RECENT YEARS TO FURTHER LEVERAGE ITS EXPERIENCE ACROSS OTHER SPECIALTY LINES.

GIVE CUSTOMERS WHAT THEY WANT. That's fundamental to the success of any company. At Midland, we focus on specialized insurance products and services that require specialized knowledge and expertise.

         We focus on products that customers tell us they want, products that standard insurers don't offer or perhaps don't fully understand. It is OUR BUSINESS to understand specialty lines and to serve specialty customers, whether that means policyholders or the agents, brokers and dealers with whom we partner. Through our wholly owned subsidiary American Modern Insurance Group, we provide insurance for manufactured homes, site-built dwellings, motorcycles, watercraft, recreational vehicles and collector cars. We also offer credit life, collateral and mortgage fire protection.

         In our target markets, losses are frequent but generally not severe. We set ourselves apart by our ability to evaluate these specialized risks, appropriately price our products and serve our customers with outstanding expertise.

         MANUFACTURED HOUSING IS THE CORE OF OUR BUSINESS. We have nearly 50 years of experience in this sector and are undisputed experts. Our 5.3 percent top-line growth in this area during 2003 - despite the drop in new home shipments, the increase in repossessions and the tightening of lending standards
- is a testament to the fundamental strength and value we deliver.

         Quite simply, the challenges of the manufactured housing industry present opportunities for American Modern. Our depth in understanding the market means we can respond quickly to challenges and opportunities. And we have. During 2003, we successfully demonstrated our agility in responding to market conditions by developing a new Builder's Risk policy aimed at the needs of customers and the mortgage lending industry. This new policy provides protection for homeowners from loan closing to course of construction, and then transitions into a homeowner's policy once the owner takes occupancy.

         Manufactured housing will be a centerpiece in our 2004 product strategy as we look to grow what we know best. We are committed to the market and confident in our ability to serve and expand it.

         EQUALLY IMPORTANT IS OUR GROWING EXPERTISE IN OTHER SPECIALTY LINES. We have made solid progress in diversifying our product portfolio to provide a strong base for attracting new customers, new partners and new profits.

         Lines such as motorcycle, watercraft, recreational vehicle and collector car now make up an increasingly higher percentage of American Modern's property and casualty premium. This diversification adds balance to our product line and value to our company.

         We have experienced some growing pains along the way. For example, we addressed profitability challenges in the motorcycle line during 2003 with product modifications and rate adequacy. These actions should improve profitability during 2004 as we continue to expand our expertise in this niche.

         And, we have refocused on expanding the reach of our Dwelling Fire product, which meets the needs of an increasingly large portion of the housing market that may not be eligible for the offerings of standard lines carriers.

         Strategic alliances with standard multi-line insurers and excess and surplus brokers create further opportunities to leverage our unique skills. In becoming the go-to specialist for general insurers looking to round out their offerings, American Modern is building a stronger reputation and a stronger company.

         FINANCIAL SERVICES ALSO ADD VALUE. Credit life and disability products, debt cancellation and suspension products, collateral protection and mortgage fire products and loan-tracking services generate opportunities, too. We approach these opportunities with the specialty mindset that defines us: understand the niche; understand the customer; understand the business and master it.

         All of American Modern's specialty insurance products and financial services require knowledge and expertise that fall outside the standard insurance market. The fundamental strength and fundamental value we provide comes from knowing our markets and developing the products to serve them.

2 THE MIDLAND COMPANY

FUNDAMENTAL STRENGTH

[SPEAK PICTURE]                         OUR CUSTOMERS SPEAK
                                        TO US ABOUT WHAT THEY WANT.


Midland delivers superior                     [PICTURE]
specialty insurance products
that customers demand.

                                                              FUNDAMENTAL VALUE

                                                           THE MIDLAND COMPANY 3

OUR PEOPLE

                                POLICIES IN FORCE
                                 (in thousands)

                                   [BAR CHART]

                                    1999       2000         2001         2002           2003
                                    ----       ----         ----         ----           ----
(thousands)
Policies in Force                  966.7      1,003.3     1,019.4       1,257.1        1,323.3

AMERICAN MODERN'S POLICIES IN FORCE ROSE APPROXIMATELY 5.3 PERCENT IN 2003, DRIVEN BY IMPROVEMENTS IN CUSTOMER RETENTION AND GROWTH IN CASUALTY LINES OF BUSINESS.

                                DISTRIBUTION MIX

                                  [PIE CHART]

Agency                   39.2%
Point of Sale            24.5%
Lender                   15.1%
Financial Services       12.1%
Strategic Alliances       3.3%
All Other                 5.8%

AMERICAN MODERN HAS DEVELOPED STRONG RELATIONSHIPS IN MULTIPLE DISTRIBUTION CHANNELS TO PROVIDE CUSTOMERS WITH CONVENIENT ACCESS TO ITS SPECIALTY PRODUCTS. THESE CHANNELS INCLUDE INSURANCE AGENTS, FINANCIAL INSTITUTIONS, DEALERS, MANUFACTURERS AND OTHER INSURANCE COMPANIES THROUGH STRATEGIC ALLIANCES. THE AGENCY CHANNEL CONTRIBUTES AN INCREASINGLY LARGER PERCENTAGE OF DIRECT AND ASSUMED WRITTEN PREMIUMS.

NOTHING IS MORE FUNDAMENTAL TO THE SUCCESS OF A BUSINESS THAN GOOD PEOPLE. "People" include the customers who trust us to understand their needs and the employees and partners who make it possible for us to act on that understanding.

         ATTRACTING GOOD CUSTOMERS AND KEEPING THEM FOR THE LONG HAUL IS CRITICAL. Product, price, service and convenience all play crucial roles in customer retention and conversion. Through American Modern, we've leveraged all four to achieve high customer retention rates for a specialty lines insurer.

         Our strong customer relationships are the result of our ability to provide a distinctive mix of exceptional service, competitive pricing and specialized products that customers cannot readily find elsewhere.

         THE DEDICATION AND EXPERTISE OF OUR ASSOCIATES ARE UNIQUE. Our knowledge, like our products, is specialized according to the unique niches in which we operate. That knowledge helps us underwrite by product and by channel. It helps us set pricing that is fair to the company and fair to the policyholder. It helps us understand the risks we assume, and it helps us deal with claims when they occur.

         We have the depth needed to get the job done. Our 240 full-time claims adjusters, processors and service representatives have an average of approximately six years of experience. These claims representatives often are the face of our company, the people that policyholders remember. That's why speed and compassion are hallmarks of our claims team. For example, we settled more than 90.0 percent of our 4,555 claims from Hurricane Isabel in less than a month.

         We support our people with technology that improves efficiency and convenience. modernLINK(R) enables Web-based quotes and real-time interfaces with third-party service providers for credit, insurance-to-value, address verification and other information. It also allows customers to pay premiums through electronic funds transfer or credit cards. We will continue to enhance these systems in the coming years, beginning with the addition of our motorcycle line on modernLINK(R) in spring 2004.

         MULTIPLE CHANNELS OF DISTRIBUTION HELP OUR BUSINESS GROW. Diversification is a key strategy not only in the products we offer, but also in how we let customers know these products are available. Our customers hear about American Modern from many sources - at the point of their purchase of a home or recreational vehicle, through general and independent agents, from their lenders and through financial service transactions.

         American Modern focuses on cultivating strong relationships with each of these audiences so they know that American Modern is a trusted and respected specialty insurer that will provide their customers the best in products and service.

         This diversification strategy has proven its worth time and time again, particularly in the manufactured housing industry, where new home purchases have been down and Point-of-Sale distribution challenged. American Modern was able to grow its manufactured housing premium in 2003 despite these obstacles because of our strength in the General Agent channel.

         STRATEGIC ALLIANCES WITH STANDARD INSURERS PROVIDE YET ANOTHER CHANNEL OF DISTRIBUTION, ANOTHER POINT OF CONTACT AND ANOTHER POINT OF SALE.

         Again, it comes down to knowing the specific needs of specific niches - markets, channels and partners. It comes down to listening. It comes down to delivering. We have a team of experienced professionals focusing on the expansion of our strategic alliance channel...a strategy that occupies a central position in the fabric of our future vision.

         At Midland, we have the fundamental advantage of a diverse, talented and richly experienced team of professionals that can and will deliver the fundamental value our customers, partners and shareholders deserve.

4 THE MIDLAND COMPANY

FUNDAMENTAL STRENGTH

[LISTEN PICTURE]                               OUR TALENTED PEOPLE
                                            LISTEN TO THE MARKETPLACE.


Outstanding employees and strong                     [PICTURE]
partners make the difference.

                                    [PICTURE]

                                                               FUNDAMENTAL VALUE

                                                           THE MIDLAND COMPANY 5

OUR VISION

OUR VISION IS CLEAR BECAUSE OUR FOUNDATION IS SOLID. Our products and our people provide fundamental strength and fundamental value. To policyholders. To business partners. To shareholders. Our track record bears that out:

         - In 2003, for the fifth consecutive year, American Modern was named as one of the Ward Financial Group's Top 50 property and casualty insurance companies. This honor salutes companies for achieving outstanding financial results in the areas of safety, consistency and performance over a five-year period. Fewer than 2 percent of the nation's insurers make this list.

         -        Independent ratings also attest to our strength, with A.M.
                  Best affirming American Modern's A+ (Superior) rating.

         - Midland's stock continues to outperform all relevant indexes over the past 5-, 10-, 15- and 20-year periods.

         - Our Board of Directors recently increased the company's indicated annual dividend for the 18th consecutive year.

         This record of performance, along with strategies based on unchanging core operating principles, positions Midland for a future of promise.

         AT THE CENTER OF THAT PROMISE IS OUR CORE BUSINESS. Manufactured housing remains a viable option to the American dream of homeownership, with manufactured home shipments representing 23.1 percent of all new single family housing starts over the last 10 years. Despite the industry's challenges in recent years, the market will recover, and American Modern will be there when it does.

         There already are signs that new opportunities are on the horizon. Berkshire Hathaway acquired Clayton Homes, a national builder, seller and financier of manufactured housing. Clayton has agreed to acquire Oakwood Homes, adding more stability to the market. And U.S. Bancorp, the eighth largest financial services company in the United States and long-time Midland partner, has become active in the manufactured housing lending market.

         Amid these positive signs, American Modern is refocusing on customer retention, making it easy to do business with us and making the value we deliver clear. We know manufactured housing insurance better than anyone else, and this depth creates long-term value for policyholders and shareholders.

         PROFITABILITY IS KEY. As we continue to expand and refine our specialty mindset, our focus will be on profitable growth, with extra emphasis on profit. Rate corrections continue to work through our book, with annual manufactured housing product rate increases averaging just under 7 percent over the last two years. We expect continued corrective action in 2004, particularly in our motorcycle lines, where price increases of 20 to 25 percent have been approved.

         We also are seeing sustained improvement in our fire loss ratios, both for manufactured housing and site-built dwelling products. And overall, the profit on premium flow increased in 2003 even amid the year's higher catastrophe claims.

         OUR MISSION IS TO BE AN INDISPENSABLE PARTNER TO CUSTOMERS WITHIN CHOSEN MARKETS BY PROVIDING VALUE-ADDING SPECIALTY PRODUCTS AND SERVICES DELIVERED BY THE BEST PROFESSIONALS IN THE INDUSTRY. In more ways than ever, Midland is that partner.

         Policyholders turn to us for protection that fits their needs. Strategic business partners turn to us for specialty expertise that adds value to what they deliver. Banks turn to us for help in protecting their investment through loan tracking, collateral protection, debt cancellation programs and credit life protection.

         We are proud to say that, in 2003, we successfully reinforced the fundamental strengths that define American Modern. These fundamental strengths are the foundation for our vision and our future. We will continue to bring these strengths to bear in 2004 and beyond to deliver fundamental value to our policyholders, partners and shareholders.

6 THE MIDLAND COMPANY

FUNDAMENTAL STRENGTH                      OUR VISION IS CLEAR

   [SEE PICTURE]

Midland will create a sustainable               [PICTURE]
competitive advantage by providing
our policyholders, associates and
business partners with products,
services, and relationships they
value more than those offered by
our competitors.

                                       [PICTURE]                [PICTURE]

                                                               FUNDAMENTAL VALUE

                                                           THE MIDLAND COMPANY 7

American Modern Insurance Group High Quality Diversified Investment Portfolio

                                 MARKET VALUES
                             (dollars in millions)

                                  [BAR CHART]

                                    1999        2000         2001         2002          2003
                                    ----        ----         ----         ----          ----
(millions)
Governments                      $  140.5    $   156.8   $   141.1    $    112.5     $    173.6
Municipals                       $  170.9    $   178.9   $   190.4    $    176.4     $    191.1
Corporate                        $  121.0    $   133.9   $   176.4    $    231.0     $    248.0
Cash Equivalents                 $   40.9    $    66.1   $    43.7    $     73.2     $     65.8
Equities                         $  126.3    $   146.0   $   147.3    $    136.1     $    171.1
Other                            $   11.8    $    11.4   $     8.1    $      7.6     $      6.1

                                 $  611.4    $   693.1   $   707.0    $    736.8     $    855.7


        PORTFOLIO PROFILE

80% FIXED INCOME
 ($685 MILLION)

   -  "AA" AVERAGE QUALITY

   -  4.1 YEARS AVERAGE DURATION

20% EQUITIES
 ($171 MILLION)



THE MARKET VALUE OF THE INVESTMENT PORTFOLIO ROSE 16.0 PERCENT IN 2003, WHILE INVESTMENT INCOME CONTINUED TO REFLECT AN ONGOING LOWER INTEREST RATE ENVIRONMENT.

                             ANNUALIZED TOTAL RETURN

(Total Return is the rate of return on a portfolio that takes into consideration both interest income and dividends plus the change in the market value.)

                                             PERIODS ENDING DECEMBER 31, 2003
                                            ----------------------------------
                                            1 YEAR         3 YEARS     5 YEARS
------------------------------------------------------------------------------
EQUITIES:
   AMERICAN MODERN-COMPOSITE                 34.5%          2.2%        0.6%
   AMERICAN MODERN-EXCLUDING INVESTMENT
     IN US BANCORP                           25.9%         -6.0%       -0.3%
   AMERICAN MODERN-US BANCORP ONLY           43.2%         11.7%        1.9%
   S&P 500                                   28.7%         -4.1%       -0.6%
FIXED INCOME TOTAL RETURN                     6.6%          7.3%        6.3%
FIXED INCOME PRE-TAX EQUIVALENT YIELD         5.5%
   AS OF DECEMBER 31, 2003

8 THE MIDLAND COMPANY

A UNIQUE INVESTMENT IN A NICHE RIVER TRANSPORTATION BUSINESS.

M/G TRANSPORT SERVICES, INC.

M/G Transport, the barge affreightment subsidiary of Midland, continues to fill a profitable niche in the barge transportation marketplace and today accounts for approximately four percent of Midland's total revenues.

         M/G ended 2003 with revenues of $28.2 million, a 21 percent increase over the $23.3 million at year-end 2002. The revenue improvement was primarily due to an increase in loadings, which rose from 2,461 last year to 3,127 in 2003.

         While 2003 was a year of improving financial results, it was also a year of investment in the future. During the year, M/G purchased 57 open hopper barges at a total cost of $9.4 million, underscoring M/G's optimistic view of future prospects. At the end of 2003, M/G was operating a total of 238 barges, including 217 that are owned or on a long-term operating lease. M/G also plans to acquire 25 more used barges in early 2004 to meet customer needs. The average age of its fleet at year-end was 10 years, as compared to an industry average of approximately 15 years.

         In late 2003, M/G executed two new contracts that will add approximately 3.0 million tons annually to its book of business. M/G continues to primarily operate its equipment on the Lower Mississippi River below Baton Rouge and the Gulf Inter-Coastal Waterway. However, in late 2003, M/G opened an office in St. Louis, Missouri to market its expertise in the management of other entities' barges for a fee.

         M/G operates barges that move only dry cargoes. Commodities moved by M/G are primarily petroleum coke, barite, sugar, and coal. M/G's operating philosophy is to provide an unequaled service to large industrial accounts on the Lower Mississippi River below Baton Rouge. By concentrating its equipment in this smaller geographic area, M/G can react more quickly to customers' needs

[M/G LOGO]

                                                           THE MIDLAND COMPANY 9

SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

                                                                  For the Years Ended December 31,

(Amounts in thousands, except per share data)       2003        2002        2001        2000        1999         1998
-----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenues:
   Insurance:
     Premiums earned                             $ 638,038   $ 577,668    $ 508,233   $ 456,120   $ 400,991   $ 375,478
     Net investment income                          32,972      35,455       33,802      30,774      25,292      23,908
     Net realized investment gains (losses)(a)       4,566      (6,900)       2,023       4,646       3,486       6,354
     Other insurance income(d)                      14,090      13,692       12,883      13,263      10,205       5,678
   Transportation                                   28,240      23,285       34,826      33,119      31,327      33,059
   Other                                               281         508          484         979       1,237       1,055
                                                 ----------------------------------------------------------------------
        Total                                      718,187     643,708      592,251     538,901     472,538     445,532
                                                 ----------------------------------------------------------------------
Costs and Expenses:
   Insurance:
     Losses and loss adjustment expenses           392,232     341,015      292,188     240,680     204,365     210,015
     Commissions and other policy
        acquisition costs                          177,622     169,477      145,777     137,053     114,212     103,169
     Operating and administrative expenses(d)       87,714      80,985       80,316      77,539      76,926      61,543
   Transportation operating expenses                26,645      22,641       32,898      28,828      29,255      28,287
   Interest expense                                  3,742       3,849        4,368       4,132       4,067       4,991
                                                 ----------------------------------------------------------------------
        Total                                      687,955     617,967      555,547     488,232     428,825     408,005
                                                 ----------------------------------------------------------------------
Income Before Federal Income Tax and
   Cumulative Effect of Change in
   Accounting Principle                             30,232      25,741       36,704      50,669      43,713      37,527
Provision for Federal Income Tax                     6,956       5,437        9,482      15,206      12,534      10,595
                                                 ----------------------------------------------------------------------
Income Before Cumulative Effect of Change
   in Accounting Principle                          23,276      20,304       27,222      35,463      31,179      26,932
Cumulative Effect of Change
   in Accounting Principle--Net(c)                      --      (1,463)          --          --          --          --
                                                 ----------------------------------------------------------------------
Net Income                                       $  23,276   $  18,841    $  27,222   $  35,463   $  31,179   $  26,932
                                                 ======================================================================
Basic Earnings (Losses) Per Share
   of Common Stock(b):
Income Before Cumulative Effect of Change
   in Accounting Principle                       $    1.34   $    1.17    $    1.58   $    1.96   $    1.71   $    1.49
Cumulative Effect of Change
   in Accounting Principle(c)                           --       (0.08)          --          --          --          --
                                                 ----------------------------------------------------------------------
   Total                                         $    1.34   $    1.09    $    1.58   $    1.96   $    1.71   $    1.49
                                                 ======================================================================
Diluted Earnings (Losses) Per Share
   of Common Stock(b):
Income Before Cumulative Effect of Change
   in Accounting Principle                       $    1.30   $    1.14    $    1.51   $    1.89   $    1.65   $    1.43
Cumulative Effect of Change
   in Accounting Principle(c)                           --       (0.08)          --          --          --          --
                                                 ----------------------------------------------------------------------
   Total                                         $    1.30   $    1.06    $    1.51   $    1.89   $    1.65   $    1.43
                                                 ======================================================================
Cash Dividends Per Share of Common Stock(b)      $    .190   $    .175    $    .160   $    .150   $    .135   $    .125
                                                 ======================================================================

10 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

                                                                  For the Years Ended December 31,

(Amounts in thousands, except per share data)         2003           2002        2001           2000          1999        1998
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total Cash and Marketable Securities              $   848,708   $   745,733   $  715,295     $ 701,048     $ 620,957    $ 593,857
Total Assets                                        1,179,505     1,090,674    1,053,942       993,850       888,057      837,220
Total Debt                                             95,842        90,401       84,141        85,045        69,838       76,085
Unearned Insurance Premiums                           383,869       406,311      403,855       357,185       312,838      255,115
Loss Reserves                                         204,833       164,717      148,674       135,887       133,713      125,496
Shareholders' Equity                                  356,058       308,908      291,876       283,177       258,002      248,832
Book Value Per Share(b)                           $     20.18   $     17.59   $    16.53     $   15.73     $   13.56    $   13.30
Common Shares Outstanding(b)                           17,643        17,566       17,660        18,001        19,032       18,704

OTHER DATA
AMIG's Property and Casualty Operations
Direct and Assumed Written Premiums               $   663,972   $   588,243   $  555,548     $ 500,984     $ 472,041    $ 446,248
Net Written Premium                                   616,709       561,515      523,105       471,336       439,863      391,770

Loss and Loss Adjustment Expense Ratio (GAAP)(d)         62.0%         59.3%        57.8%         52.9%         51.2%        56.1%
Underwriting Expense Ratio (GAAP)(d)                     41.1%         42.6%        43.1%         44.3%         44.0%        41.7%
Combined Ratio (GAAP)(d)                                103.1%        101.9%       100.9%         97.2%         95.2%        97.8%

M/G Transport's Transportation Operations
Net Revenues                                      $    28,240   $    23,285   $   34,826     $  33,119     $  31,327    $  33,059
Net Income                                                815           296        1,079         1,809         1,169        2,994
Total Assets                                           30,990        22,469       24,952        27,412        30,564       39,167
Shareholders' Equity                                   11,446        10,805       10,509         9,728        10,919       18,749

FOOTNOTES:

(a) Net Realized Investment Gains (Losses) in 2003, 2002 and 2001 include the effect of SFAS 133 adjustments of $0.8 million, $(0.2) million and $1.1 million, respectively.

(b) Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998 and a 2-for-1 stock split effective July 17, 2002.

(c) On January 1, 2002, the Company adopted SFAS 142 and recorded an impairment charge related to goodwill of $1.5 million, net of tax of $0.8 million.

(d) Certain prior year amounts have been reclassified to conform with current year presentation.

                                                          THE MIDLAND COMPANY 11

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE MIDLAND COMPANY AND SUBSIDIARIES

FORWARD LOOKING STATEMENTS

         Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include, but are not limited to certain discussions relating to future revenue, underwriting income, premium volume, investment income and other investment results, business strategies, profitability, liquidity, capital adequacy, anticipated capital expenditures and business relationships, as well as any other statements concerning the year 2004 and beyond. In some cases you can identify forward-looking statements by such terms as "may," "will," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions or the negative versions of such expressions. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of the company or its subsidiaries, changes in the business tactics or strategies of the company, its subsidiaries or its current or anticipated business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in the company's filings with the SEC, any one of which might materially affect the operations of the company or its subsidiaries. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

INTRODUCTION

         The discussions of "Results of Operations" and "Liquidity, Capital Resources and Changes in Financial Condition" address our three reportable segments, which are manufactured housing insurance, all other insurance products and services and transportation. A summary description of the operations of each of these segments is included below.

         Our specialty insurance operations are conducted through our wholly-owned subsidiary, American Modern Insurance Group, Inc. (American Modern) which controls six property and casualty insurance companies, two credit life insurance companies, three licensed insurance agencies and three service companies. American Modern is licensed, through its subsidiaries, to write insurance premiums in all 50 states and the District of Columbia. Approximately 47% of American Modern's property and casualty and credit life gross written premium relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with many coverages similar to homeowner's insurance policies. All other insurance products and services include other specialty insurance products such as site-built dwelling, motorcycle, watercraft, recreational vehicle, extended service contract, mortgage fire, collateral protection, credit life, long-haul truck physical damage, commercial property, excess and surplus lines and also includes the results of our fee producing subsidiaries.

         M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, sugar and other cargoes primarily on the lower Mississippi River and its tributaries.

OVERVIEW OF RECENT TRENDS AND OTHER DEVELOPMENTS

Motorcycle

         In the second half of 2000, American Modern acquired the motorsport book (motorcycle and, to a lesser extent, snowmobile and watercraft) from GuideOne Insurance Company. As a result of this acquisition, motorcycle gross written premium contributed significantly to American Modern's overall growth in 2001 and 2002. In 2003, motorcycle accounted for approximately 9% of the property and casualty gross written premiums. The underwriting results of the motorcycle product have been less than expected, due partly to product positioning, inadequate rate levels and higher than expected losses. Losses from the motorcycle product were heavy in 2003 and adversely impacted 2003 earnings by $0.58 per share (diluted).

         American Modern has established a priority to improve the performance of the motorcycle product even if volume declines. Motorcycle gross written premium actually decreased 3.5% in 2003 to $58.2 million from $60.4 million in the prior year. In 2003, rate increases averaging 21% were approved and additional double digit rate increases will be sought in 2004. We expect these rate increases to have a 19% impact on motorcycle's net earned premium in 2004. We have added expertise to our staff and have refined our product offering to better match the needs of the target market. All of these initiatives are expected to improve the combined ratio for the motorcycle product from 132% in 2003 to between 115% and 120% in 2004. Although we believe that these actions will significantly benefit the motorcycle operating performance in 2004 and in future years, the product is projected to remain unprofitable in 2004. We believe motorcycle will be profitable beyond 2004 and enhances our total product package offered to agents.

Commercial Liability Run-off

         In September 2001, American Modern exited the manufactured housing park and dealer commercial liability business. We have no outstanding unearned premium related to this business at December 31, 2003. During 2003, we experienced higher than expected losses related to this line. The run-off commercial liability line reduced the 2003 earnings per share by $0.44 (diluted). Due to the adverse development, we strengthened our loss reserves and have in excess of $30.0 million in total loss reserves at December 31, 2003 to address run-off claims. Management believes that the loss reserves are sufficient relative to this line, however, future loss development may dictate additional reserve actions.

12 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

Site-Built Dwelling

         During the third quarter of 2002, American Modern de-emphasized its standard homeowner programs in favor of its dwelling fire programs which have more restrictive coverages. American Modern undertook a careful review of all of its site-built dwelling programs with the intent of targeting those properties that fell outside the parameters of the standard homeowner's insurance market. As a result of these actions, American Modern has achieved positive growth from its ongoing site-built programs, which are primarily fire dwelling programs. American Modern has also experienced the intended decrease in de-emphasized programs, which are primarily homeowners programs. More specifically, gross written premium from American Modern's ongoing site-built programs increased 68.2% to $79.0 million in 2003 from $47.0 million in 2002. Conversely, gross written premium from de-emphasized site-built programs decreased 89.7% to $3.5 million in 2003 from $33.9 million in the prior year.

Manufactured Housing Premium

         Manufactured homes have historically represented approximately one out of every five to six new single family housing starts in the United States. The industry became over built during the period between 1997 and 1999 as credit became readily available. New manufactured home sales were slower than historical averages during 2002 and shipments in 2003 were below 2002 levels. As a result, during 2001 and 2002, American Modern experienced a decrease in its manufactured housing insurance premium volume due to a decline in the premium generated through its point of sale and lender channels of distribution coupled with American Modern's decision to terminate unprofitable business. Beginning in 2002 and 2003, American Modern benefited from rate increases. As a result of these rate increases, the manufacturing housing gross written premium increased 5.3% to $320.2 million in 2003 from $304.1 million in 2002. Additionally, these rate increases contributed to the improvement in profitability of this line, demonstrated by the manufactured housing combined ratio of 94.8% for 2003 and 100.7% in 2002.

Other Products

         Other products include watercraft, snowmobile, recreational vehicle, physical damage on long-haul trucks, extended service contracts, collateral protection, mortgage fire and excess and surplus lines. The growth in American Modern's other property and casualty specialty insurance products has also contributed to American Modern's overall growth in recent years as well as in 2003. During 2003, gross written premium from American Modern's other property and casualty insurance products (excluding manufactured housing, site-built dwelling and motorcycle) increased collectively 42.1% to $203.0 million from $142.9 million in the prior year. The watercraft, mortgage fire, collateral protection and the excess and surplus lines products are primarily driving this growth.

Fire Loss Ratio

         American Modern experienced higher than normal levels of losses caused by fire in its manufactured housing and site-built lines during the second half of 2000 and continuing through most of 2001 and 2002. In response to this trend, American Modern began aggressively pursuing rate increases in its manufactured housing products and site-built programs in 2002 and 2003 and most of these rate increases have now been implemented. Beginning in the second quarter of 2003 and continuing throughout the remainder of 2003, the manufactured housing and site-built fire loss ratios have decreased to what we consider to be normal levels. For example, the manufactured housing fire loss ratio in 2003 was 19.2% compared to 22.9% in 2002 and 24.7% in 2001.

Changing Mix of American Modern's Distribution Channels

         Over the last several years, American Modern has experienced a significant increase in the percentage of its gross written premium generated through its agency channel driven by its growth in motorcycle and site-built dwelling premium and also due to American Modern's successful conversion of agency books of business to American Modern from other insurance companies. Also during this time frame, American Modern's premium volume generated by its lender and point of sale channels decreased as a result of the slowdown in new manufactured housing sales and the decision to terminate certain unprofitable books of business.

Shift Away from Chattel Financing

         Manufactured housing sales have traditionally been financed as personal property through a financing transaction referred to as chattel financing. Over the last several years, several large chattel lenders have ceased, or substantially reduced, lending for manufactured housing. As a result, manufactured housing sales have slowed and there has been a shift to more traditional mortgage loan financing on manufactured homes. American Modern has or had relationships with several of the chattel lenders who reduced their lending or exited this market. This, coupled with American Modern's decision to terminate certain unprofitable business in the lender channel, has resulted in a decrease in the amount of premium volume American Modern has generated through its lender channel.

OVERVIEW OF PROPERTY AND CASUALTY UNDERWRITING RESULTS

         For the year 2003, American Modern's property and casualty combined ratio (losses and expenses as a percent of earned premium) was 103.1%, up from 101.9% in the prior year. The increase in the combined ratio is primarily due to significant increases in losses related to the motorcycle and discontinued commercial lines products, higher-than-normal catastrophe losses and the addition of $10.7 million to our net incurred but not yet reported (IBNR) loss reserves. These losses are discussed in more detail later on in this narrative.

                                                        THE MIDLAND COMPANY   13

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

THE MIDLAND COMPANY AND SUBSIDIARIES

RECLASSIFICATION OF POLICY SERVICE FEES

         American Modern charges a service fee to those policyholders who elect to pay their insurance premium in installments. Historically, American Modern treated these fees as a recovery of processing costs and recorded the fees as an offset to the related operating expense. American Modern has reclassified these fees as revenues for reporting purposes. This reclassification has no impact on net income, however, the change added 1.3 and 1.1 percentage points to the year-to-date and quarterly combined ratios of the property and casualty operations for 2002 and 2001, respectively. On a pre-tax basis, these fees amounted to $7.9 million, $7.0 million and $5.7 million in 2003, 2002 and 2001, respectively. All prior period data have been reclassified to conform to the current method of presenting these policy service fees.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

INSURANCE

Overview of Premium Volume

         The following chart shows American Modern's gross written premium, net written premium and net earned premium by business segment for the years ended December 31, 2003 and 2002 ($000):

                                          DECEMBER 31, 2003
                                  ---------------------------------
                                     GROSS        NET         NET
                                    WRITTEN     WRITTEN     EARNED
BUSINESS SEGMENT                    PREMIUM     PREMIUM     PREMIUM
------------------------------    ----------    -------     -------
MANUFACTURED HOUSING              $    320.2    $301.7      $ 325.0
ALL OTHER INSURANCE
   AND SERVICES:
     OTHER PROPERTY & CASUALTY
        SPECIALTY PRODUCTS             343.7     315.0        299.0
     LIFE OPERATIONS                    16.1      11.9         14.1
                                  ---------------------------------
          TOTAL                   $    680.0    $628.6      $ 638.1
                                  =================================

                                            December 31, 2002
                                  --------------------------------
                                   Gross        Net         Net
                                  Written     Written     Earned
Business Segment                  Premium     Premium     Premium
------------------------------    --------   ---------   ---------
Manufactured Housing              $  304.1   $   290.2   $   325.3
All Other Insurance
   and Services:
     Other Property & Casualty

        Specialty Products           284.1       271.3       240.3
     Life Operations                  46.8        11.8        12.0
                                  --------------------------------
          Total                   $  635.0   $   573.3   $   577.6
                                  ================================

Manufactured Housing

         Although the manufactured housing industry continues to be depressed, American Modern's gross written premium related to this product increased 5.3% to $320.2 million in 2003 from $304.1 million in 2002. This increase was primarily the result of rate increases approved in 2002 and 2003, which were partially offset by a decline in in-force policies.

         The manufactured housing combined ratio, including catastrophe losses, decreased from 100.7% in 2002 to 94.8% in 2003. This improvement was due to rate increases and a decline in fire loss ratio related to this product.

         Losses and loss adjustment expenses are discussed further for the total insurance segment. Several other items, such as investment income, are allocated to product lines, but are more meaningfully discussed in total and have been included in the sections that follow.

All Other Insurance

         Gross written premiums in American Modern's other property and casualty specialty products (non-manufactured housing products) collectively increased 21.0% to $343.7 million in 2003 compared to $284.1 million in the prior year. Driving this growth in gross premium written in 2003 were the site built dwelling fire, watercraft, mortgage fire, collateral protection and the excess and surplus lines insurance products.

         Credit life gross written premium decreased due to industry regulatory actions which mandate a monthly pay product on real estate secured loans rather than a single premium. This change affects gross written premium, which decreased 65.6% in 2003, but has little impact on net earned premium. Net earned premium actually increased slightly over the prior year due to additional volume. A large percentage of our credit life business is ultimately ceded back to an insurance affiliate of the producing agent.

COMBINED INSURANCE (MANUFACTURED HOUSING AND ALL OTHER INSURANCE)

Insurance Investment Income and Realized Capital Gains

         Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. Both the cost and market value of American Modern's investment portfolio increased in 2003, whereas net investment income (before taxes and excluding net realized investment gains and losses) decreased 7.0% to $33.0 million in 2003 from $35.5 million in 2002. This decrease is due to the current depressed interest rate environment which is adversely affecting reinvestment rates relative to American Modern's fixed income portfolio. The annualized pre-tax equivalent investment yield on American Modern's fixed income investments was 5.5% in 2003 compared to 6.0% in 2002.

14 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

         Our realized investment gains and losses are comprised of three items: embedded derivatives, other-than-temporary impairments and capital gains and losses from the sale of securities.

         After-tax income from embedded derivatives, which are included on a pre-tax basis in net realized capital gains (losses), amounted to $0.5 million, $0.03 per share (diluted) in 2003. This compares to an after-tax loss in 2002 of $(0.2) million, $(0.01) per share diluted.

         Also included in net realized capital gains (losses) in 2003 were after-tax losses of $(1.2) million, $(0.07) per share (diluted), resulting from the write-down (other-than-temporary impairment) of several lower rated securities in American Modern's investment portfolio. This compares to after-tax impairment losses of $(3.0) million, $(0.17) per share (diluted) in 2002.

         Excluding the impact of derivative and impairment losses, American Modern's after-tax net realized capital gains (losses) increased to $3.7 million, $0.20 per share (diluted) in 2003 from a loss in 2002 of $(1.3) million, $(0.07) per share (diluted).

Insurance Losses and Loss Adjustment Expenses (LAE)

         American Modern's losses and loss adjustment expenses increased 15.0% in 2003 to $392.2 million from $341.0 million in 2002. This increase was the result of premium growth plus increases in catastrophe losses, motorcycle losses, losses from the commercial lines product that we exited in 2001 and the strengthening in 2003 to the property and casualty incurred but not reported loss reserves (IBNR). During 2003, American Modern's property and casualty operations incurred losses of $12.0 million related to prior years. The adverse development was primarily attributable to the exited commercial lines, which experienced a lower number of new claims but with increased severity.

         Catastrophe losses were $37.5 million on a pre-tax basis in 2003 compared to $32.6 million in 2002.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administrative Expenses

         American Modern's commissions and other policy acquisition costs and operating and administrative expenses increased 5.9% in 2003 to $265.3 million from $250.5 million in 2002. This increase is attributable to the growth in net earned premium and increases in depreciation expense and compensation expense related to performance based stock awards. These increases were offset by decreases in commission expense and legal expenses. With respect to commission expense, in 2003 American Modern made significant progress in the implementation of the "Pay for Performance" program. This new structure represents a significant deviation from the more traditional industry commission structures that are generally weighted more heavily with front-end commissions. Under the Pay for Performance program, we have significantly reduced front-end commission and shifted the bulk of the agent's compensation to a back-end loaded profit share.

TRANSPORTATION

         M/G Transport, Midland's transportation subsidiary, reported a revenue increase of 21.0% for 2003 to $28.2 million compared to $23.3 million in 2002. Pre-tax income also increased significantly to $1.3 million in 2003 as compared to $0.4 million in 2002.

         The increase in revenues was primarily due to the increase in affreightment revenues from one revenue source that was regained in 2003. We expect to retain this business and anticipate near double digit revenue growth in 2004. Pre-tax income improved due to the increase in revenues.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

MANUFACTURED HOUSING

         Manufactured housing gross written premiums decreased 9.6% to $304.1 million in 2002 from $336.5 million in 2001. The manufactured housing insurance product is our primary product offering and represented 47.8% of our total property and casualty and credit life gross written premium in 2002. The decrease in gross written premium related to this product offering was due primarily to depressed market conditions within the manufactured housing segment coupled with American Modern's decision to terminate certain unprofitable businesses related to this product offering in 2001.

         While manufactured housing gross written premiums decreased in 2002, the earned premiums for manufactured housing increased 2.2% to $325.3 million in 2002 from $318.3 million in 2001. This increase was primarily due to the earnings related to multi-year premiums written in the prior year. The manufactured housing combined ratio increased 2.5 percentage points in 2002 due to an increase in catastrophe losses offset by an improvement in the fire loss ratio in 2002 compared to 2001. Losses and loss adjustment expenses are discussed further for the total insurance segment below. Several other items, such as investment income, are allocated to product lines, but are more meaningfully discussed in total and have been included in the sections that follow.

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

                                                          THE MIDLAND COMPANY 15

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

         American Modern's other insurance income increased 6.3% to $13.7 million in 2002 from $12.9 million in 2001 due to a $1.3 million increase in policy service fee income which was offset by a decrease in revenues which resulted from the closing of an unprofitable agency operation. American Modern Insurance Group's portfolio tracking operation, Ameritrac(R), continued to expand its client base and grow its loan-tracking portfolio. Ameritrac(R) and our other wholly owned insurance agencies continued to be significant contributors to American Modern's gross written property and casualty insurance premiums as they collectively generated $89.9 million in premium volume in 2002.

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

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administrative Expenses

         Insurance commissions, other policy acquisition costs and operating and administrative expenses increased 10.8% to $250.5 million in 2002 from $226.1 million in 2001. This increase was due to the 13.7% growth in net earned premium, the increase in policy acquisition costs related to the transition of the motorcycle business, plus the increase in corporate expenses related to special employee benefit studies and legal, audit and other fees incurred with the company's intended stock offering in 2002 which was subsequently withdrawn due to general market conditions. Offsetting these increases was a $0.8 million decrease in compensation based expenses relating to bonuses and performance based stock awards.

Overall Property and Casualty Underwriting Results

         American Modern's property and casualty operations produced a pre-tax underwriting loss (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $3.7 million in 2002 compared to a pre-tax underwriting profit of $1.0 million in 2001. These results produced a combined ratio of 101.9% in 2002 compared to 100.9% in 2001. The weaker results in 2002 are primarily due to higher catastrophe losses in 2002 compared to the prior year. Increased losses from the motorcycle and site-built dwelling product lines were also contributing factors. Fire losses continue to be above normal but have decreased in 2002 relative to the prior year.

16 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

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

LIQUIDITY, CAPITAL RESOURCES AND CHANGES IN FINANCIAL CONDITION

CONSOLIDATED OPERATIONS

Aggregate Contractual Obligations and Off Balance Sheet Arrangements

         We have certain obligations and commitments to make future payments under contracts. As of December 31, 2003, the aggregate obligations on a consolidated basis were as follows (amounts in 000's):

                                          Payments Due By Period
                                       -----------------------------
                                       Less Than      2-5     After
                           Total        1 Year       Years   5 Years
                         ---------     ---------   --------  -------
Long-term debt           $  62,217     $   1,574   $ 60,643  $    --
Other notes payable         33,625        33,625         --       --
Annual commitments
   under non-
   cancelable leases         7,373           833      2,959    3,581
Purchase obligations         4,699         3,227      1,472       --
Future other
   obligations               1,992         1,742        250       --
                         ---------     ---------   --------  -------
     Total               $ 109,906     $  41,001   $ 65,324  $ 3,581
                         =========     =========   ========  =======

         The table above excludes contracts and agreements that are terminable at will by the Company.

         Included in the above table is an operating lease arrangement of 20 barges used in the transportation operations. The lease was entered into in 1999 and its term is for 15 years. The barges can be purchased after 12 years at a pre-determined price and, at the end of the lease period in 2014, the Company can either return the barges or purchase the equipment at fair market value. The 15 year lease period was more attractive at that time than the traditional 5 year financing term for conventional long-term debt. As of December 31, 2003, future lease payments required under this arrangement are (000's): 2004 - $478; 2005 through 2008 - $2,175; after 5 years -$3,581. M/G Transport's liquidity is currently sufficient to handle the financial obligations under this agreement.

OTHER ITEMS

         On January 25, 2001 our Board of Directors approved an increase in the number of shares authorized under our share repurchase program from 1,000,000 shares to 2,000,000 shares on a post split basis. Ten thousand shares were repurchased in the open market under our share repurchase program during 2003 and a total of 586,000 shares remain authorized for repurchase under terms of this authority. There were additional stock repurchase transactions consummated in connection with our associate stock incentive programs during 2003. On April 25, 2002, our Board of Directors approved a two-year extension to the share repurchase program that will run through the date of the Board's second quarterly meeting in 2004. The resolution does not require us to repurchase our shares, but rather gives management discretion to make purchases based on market conditions and our capital requirements.

         We paid dividends to our shareholders of $3.3 million during 2003 and $3.0 million in 2002.

         We expect that cash and other liquid investments, coupled with future operating cash flows and our short-term borrowing capacity, will be readily available to meet our operating cash requirements for the next 12 months.

HOLDING COMPANY OPERATIONS

         Midland and American Modern are holding companies which rely primarily on dividends and management fees from subsidiaries to assist in servicing debt, paying operating expenses and paying dividends to the respective shareholders. The payment of dividends to these holding companies from American Modern's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on our, or American Modern's, liquidity or our and American Modern's ability to meet our respective long or short-term operating, financing or capital obligations.

         Midland has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. As of December 31, 2003, we had $3.6 million of commercial paper debt outstanding, $3.0 million of which represented notes held either directly or indirectly by our executive officers and directors. The effective annual yield paid to all participants in this program was 1.0% as of December 31, 2003, a rate that is considered to be competitive with the market rates offered for similar instruments. As of December 31, 2003, Midland also had $75.0 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates, of which $30.0 million was outstanding. These lines of credit contain minimal covenants and are typically drawn and repaid over periods ranging from two weeks to three months. Additional short-term borrowing lines are available at the discretion of various lending institutions with

                                                          THE MIDLAND COMPANY 17

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

THE MIDLAND COMPANY AND SUBSIDIARIES
comparable rates and terms. These short-term borrowings decreased $9.0 million from $39.0 million since December 31, 2002. The reduction in short-term borrowings was due primarily to the proceeds received in 2003 related to American Modern's $6.0 million new long-term debt plus $3.1 million in federal income tax refunds collected in 2003. We also have a mortgage obligation related to the financing of our corporate headquarters building. As of December 31, 2003, the outstanding balance of this mortgage was $15.7 million. This mortgage obligation includes normal and customary debt covenants for instruments of this type. Monthly principal and interest payments are required until maturity in December 2005. The effective interest rate on this obligation is 6.8%.

         On October 21, 2003 Midland filed a "universal shelf registration statement" with the Securities and Exchange Commission. A shelf registration, or delayed offering, of securities allows companies to register securities under the Securities Act of 1933 for future sale, thereby avoiding potential time-consuming delays inherent in the registration process. Under this process, companies are permitted to register securities in advance of their expected sale date and "put them on the shelf" for future use. This registration statement will allow the company to offer from time to time up to $150 million in various types of securities, including debt, preferred stock and common stock. On February 5, 2004, the Company sold 1,150,000 shares previously registered pursuant to this shelf registration. The net proceeds received of $25.1 million will be used to fund the future growth of the insurance subsidiaries and for other general corporate purposes.

INSURANCE

         American Modern generates cash inflows primarily from insurance premium, investment income, proceeds from the sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, capital expenditures, income taxes, dividends and inter-company borrowings and the purchase of marketable securities. In each of the periods presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities.

         The market value of Midland's consolidated investment portfolio (comprised primarily of the investment holdings of American Modern) increased 14.4% from $739.8 million at December 31, 2002, to $846.3 million at December 31, 2003. This increase was due to positive cash flow from operations in 2003 plus a $38.8 million increase in the unrealized appreciation in the market value of securities held. The increase in the unrealized appreciation was due to a $39.3 million increase in unrealized appreciation related to the equity portfolio offset by a $0.4 million decrease in unrealized appreciation pertaining to the fixed income portfolio. Midland's largest equity holding, 2.5 million shares of U.S. Bancorp, increased to $73.3 million as of December 31, 2003 from $52.2 million as of December 31, 2002.

         Securities with unrealized gains and losses by category (equity and debt) and by time frame are summarized in the chart below:

        UNREALIZED GAIN (LOSS) AS OF DECEMBER 31, 2003
-------------------------------------------------------------------
                                  UNREALIZED     FAIR       # OF
                                  GAIN (LOSS)    VALUE    POSITIONS
-------------------------------------------------------------------
FIXED INCOME SECURITIES
Total Held In A Gain Position     $  28,712    $606,765       703
Held In A Loss Position
  For Less Than 6 Months               (351)     35,349        42
Held In A Loss Position
  For More Than 6 Months
And Less Than 12 Months                (525)     21,089        29
Held In A Loss Position
  For More Than 12 Months
  And Less Than 18 Months                --          --        --
Held In A Loss Position
  For More Than 18 Months
  And Less Than 24 Months               (92)        716         1
Held In A Loss Position
  For More Than 24 Months               (25)        443         2
                                  -------------------------------
    Fixed Income Total            $  27,719    $664,362       777
                                  ===============================

EQUITY SECURITIES
Total Held In A Gain Position     $  87,798    $164,267       212
Held In A Loss Position
  For Less Than 6 Months               (124)      2,189        12
Held In A Loss Position
  For More Than 6 Months
  And Less Than 12 Months               (82)      1,974         4
Held In A Loss Position
  For More Than 12 Months
  And Less Than 18 Months              (250)      1,991         8
Held In A Loss Position
  For More Than 18 Months
  And Less Than 24 Months              (332)      2,386         7
Held In A Loss Position
  For More Than 24 Months              (140)      1,293         2
                                  -------------------------------
    Equity Total                  $  86,870    $174,100       245
                                  ===============================

Total Per Above                   $ 114,589    $838,462     1,022
                                                          =======
Accrued Interest and Dividends                    7,860
                                  ---------------------
Total Per Balance Sheet           $ 114,589    $846,322
                                  =====================

18 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

         Based on the above valuations and the application of our other-than-temporary impairment policy criteria, which is more fully discussed in the Critical Accounting Policies section below, we believe the declines in fair value are temporary at December 31,2003. However, the facts and circumstances related to these securities may change in future periods, which would result in "other-than-temporary" impairment in future periods.

         The average duration of American Modern's debt security investment portfolio as of December 31, 2003 was 4.1 years which management believes provides adequate asset/liability matching.

         The amounts expended for the development costs capitalized in connection with the development of modernLINK(R), our proprietary information systems and web enablement initiative, amounted to $3.0 million in 2003 and a total of $12.9 million from inception in 2000 through December 31, 2003. The initiative is being designed, developed and implemented in periodic phases to ensure its cost effectiveness and functionality. This project may involve future cash expenditures of $5.0 million to $8.0 million annually over the next five years, with additional spending thereafter to expand system compatibility and functionality. A portion of such expenditures will be capitalized and amortized over the useful life. However, actual costs may be more or less than what we estimate. The cost of the development and implementation is expected to be funded out of operating cash flow. Significant changes to the technology interface between American Modern and its distribution channel participants and policyholders, while unlikely, could significantly disrupt or alter its distribution channel relationships. If the new information systems are ultimately deemed ineffective, it could result in an impairment charge to our capitalized costs.

         American Modern has a $72.0 million long-term credit facility available on a revolving basis at various rates. As of December 31, 2003, there was $36.0 million outstanding under these facilities of which $6.0 million was borrowed in 2003 for the purpose of providing additional capital to the property and casualty companies.

         During the first quarter of 2002, American Modern entered into an interest rate swap agreement with a consortium of three banks. Under the terms of this agreement, the floating interest rate related to $30.0 million outstanding under American Modern's long-term credit facility has been effectively fixed at 5.6% until December 1, 2005, the maturity date. To adjust this agreement to fair value, as of December 31, 2003, $1.4 million is included in other payables and accruals.

         Accounts receivable is primarily comprised of premium due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. Approximately 81% of American Modern's accounts receivables relate to premium due directly from policyholders as of December 31, 2003. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Since
December 31, 2002, American Modern's accounts receivable has decreased $7.2 million to $72.5 million as of December 31, 2003 due primarily to the $6.3 million decrease in the receivable balance due from GreenTree Insurance Agency, Inc. (formerly Conseco Agency, Inc.) who is American Modern's largest customer. GreenTree's receivable balance is current and amounts to $4.8 million at December 31, 2003, down from $11.1 million at the prior year-end. Total accounts receivable decreased $10.3 million due to the aforementioned decrease in the GreenTree receivable plus the collection or utilization of $5.7 million in the federal income tax receivable which existed at the prior year-end.

         Reinsurance recoverables and prepaid reinsurance premium consisted of the following (amounts in 000's):

                                                           AS OF DECEMBER 31,
                                                           ------------------
                                                        2003               2002
                                                        ----               ----
Ceded Unearned Premium Recoverable                    $40,084            $51,317
Ceded Loss Reserves Recoverable                        25,838             21,070
Ceded Paid Losses Recoverable                           5,068              4,239
                                                      -------            -------
  Total                                               $70,990            $76,626
                                                      =======            =======

         The decrease in ceded unearned premium recoverable to $40.1 million in 2003 was primarily due to American Modern's life operations, which was impacted by the transition to a monthly pay premium from a single pay premium. This decrease was partially offset by an increase in the property and casualty ceded unearned premium recoverable, due to volume increases relative to new programs.

         The increase of $4.8 million in ceded loss reserves is attributable to the reinsurance impact of strengthening the property and casualty loss reserves in 2003.

         The increase in property, plant and equipment-net was partly due to American Modern's capitalization of $3.0 million related to its modernLINK(R) initiative in 2003.

         The decrease of $8.5 million in deferred insurance policy acquisition costs was due to a program implemented in 2003 which reduces the prepaid commission in favor of a contingency commission based on the performance of the book of business.

                                                          THE MIDLAND COMPANY 19

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

THE MIDLAND COMPANY AND SUBSIDIARIES

         Unearned insurance premiums decreased $22.4 million due primarily to the reduction in unearned premium related to life operations resulting from the transition to a monthly pay premium.

         The increase of $40.1 million in insurance loss reserves was due to the growth in the property and casualty products plus the need to strengthen the reserves relative to the previously exited commercial lines product.

         The $9.0 million decrease in other notes payable - banks (short-term borrowings) was due to the $6.0 million borrowed by American Modern under its long-term revolving credit facility plus $3.1 million received in federal income tax refunds.

         The $11.8 million increase in deferred federal income tax since December 31, 2003 is due primarily to the $13.6 million increase in the unrealized gain on marketable securities.

         Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern's future operating requirements and to provide for reasonable dividends to Midland.

TRANSPORTATION

         M/G Transport generates its cash inflows primarily from affreightment revenue. Its primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to Midland and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation subsidiaries is expected to remain sufficiently positive to meet future operating requirements.

         In 2003, M/G Transport contributed to the increase in property, plant and equipment and long-term debt. M/G Transport acquired 30 new and 27 used barges in 2003 at a total cost of $9.4 million. These acquisitions were financed with internally generated funds and the placement of $8.8 million in conventional long-term debt financing. M/G Transport's property, plant and equipment and long-term debt also increased with the capitalization of a lease obligation. M/G Transport is committed to acquire 25 used barges in 2004 at a cost of approximately $0.8 million. The transportation subsidiaries entered into a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under this operating lease over the next eleven years will approximate $6.4 million.

         As of December 31, 2003, the transportation subsidiaries have $10.6 million of collateralized equipment obligations outstanding.

OTHER MATTERS

COMPREHENSIVE INCOME

         The only differences between our net income and comprehensive income are the net after-tax change in unrealized gains on marketable securities, the after-tax change in the fair value of the interest rate swap agreement and the additional minimum liability requirements related to our defined benefit pension plans. For the years ended December 31, 2003 and 2002, such changes increased or (decreased), net of related income tax effects, by the following amounts (amounts in 000's):

                                                         2003            2002
                                                       ------------------------
Changes in:
    Net unrealized capital gains                       $25,237          $ 3,379
    Fair value of interest rate swap hedge                 332           (1,264)
    Additional minimum pension liability                   313             (417)
                                                       ------------------------
     Total                                             $25,882          $ 1,698
                                                       ========================

         Net unrealized investment gains in equity securities (net of income tax effects) increased $25.5 million in 2003 and decreased by $6.5 million in 2002. For fixed income securities, net unrealized gains decreased $0.3 million in 2003 and increased by $10.1 million in 2002.

         Changes in net unrealized gains on marketable securities result from both market conditions and realized gains recognized in a reporting period. The after-tax fair value of the interest rate swap agreement varies according to the current interest rate environment relative to the fixed rate of the swap agreement. Changes in the additional minimum pension liability are actuarially determined based on the funded status of the plans and current actuarial assumptions.

CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, revenues and expenses and related disclosures of contingent assets and liabilities. We regularly evaluate our critical accounting policies, assumptions and estimates, including those related to insurance revenue and expense recognition, loss reserves, reinsurance levels and valuation and impairment of intangible assets such as goodwill. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the

20   THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

circumstances. This process forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Insurance Revenue and Expense Recognition

         Premium for physical damage and other property and casualty related coverages, net of premium ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. American Modern generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily prepaid commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premium written are expensed as incurred.

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

Reinsurance Risks

         By reinsuring certain levels and types of insurable risk with other insurance companies, American Modern limits its exposure to losses to that portion of the insurable risk it retains. However, if the reinsurer fails to honor its obligations, American Modern could suffer additional losses as the reinsurance contracts do not relieve American Modern of its obligations to policyholders. American Modern regularly evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. In addition, American Modern may require reinsurers to establish trust funds and maintain letters of credit to further minimize American Modern's exposure. We do not believe there is any significant concentration of credit risk arising from any single reinsurer. We expect that American Modern's reinsurers will satisfy their obligations. As of December 31, 2003, American Modern was owed $5.1 million from reinsurers for claims that have been paid and for which a contractual obligation to collect from a reinsurer exists.

Other-Than-Temporary Impairment

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

         In order to evaluate for other-than-temporary impairment, we conduct quarterly comprehensive reviews of individual portfolio holdings that have a market value less than their respective carrying costs. As part of our review for other-than-temporary impairment, we track the respective cost and market values for all individual portfolio holdings with an unrealized loss. For securities where the market value is less than 80% of cost, we more closely monitor for signs of other-than-temporary impairment. We, with the assistance of our external professional money managers, apply both quantitative and qualitative criteria in our evaluation, including facts specific to each individual investment such as, but not limited to, the length of time the fair value has been below the cost, the extent of the decline, our intent to sell or hold the security, the expectation for each individual security's performance, the credit worthiness and related liquidity of the issuer and the issuer's business sector.

         The evaluation for other-than-temporary impairment requires a significant amount of judgement. As such, there are a number of risks and uncertainties inherent in the process of monitoring impairments and determining if a decline is other-than-temporary. These risks and uncertainties include the risks that:

         1. The economic outlook is worse than anticipated and has a greater adverse impact on a particular issuer than anticipated.

         2. Our assessment of a particular issuer's ability to meet all of its contractual obligations changes based on changes in the facts and circumstances related to the issuer.

         3. New information is obtained or facts and circumstances change that cause a change in our ability or intent to hold a security to maturity or until it recovers in value.

                                                        THE MIDLAND COMPANY   21

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

THE MIDLAND COMPANY AND SUBSIDIARIES

         When a security is considered other-than-temporarily impaired, we monitor trends or circumstances that may impact other material investments in our portfolio. For example, we review any other securities that are held in the portfolio from the same issuer and also consider any circumstances that may impact other securities of issuers in the same industry. At December 31, 2003, we had no significant concentration of unrealized losses in any one issuer, industry or sector.

         For fixed income and equity securities, we consider the following factors, among others, to determine if a security is other-than-temporarily impaired:

         - the extent and duration to which market value is less than cost

         -        historical operating performance

         - issuer news releases, including those disclosing that the issuer has committed an event of default (missed payment beyond grace period, bankruptcy filing, loss of principal customer or supplier, debt downgrade, disposal of segment, etc.

         - near term prospects for improvement of the issuer and/or its industry to include relevant industry conditions and trends

         -        industry research and communications with industry specialists

         -        third party research reports

         -        credit rating reports

         -        financial models and expectations

         -        discussions with issuer's management by investment manager

         - our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery

         - time to conversion with respect to a mandatory convertible security

         For fixed income securities, we also consider the following factors:

         - whether the unrealized loss is credit-driven or is a result of changes in market interest rates

         -        the recoverability of principal and interest

         - the issuer's ability to continue to make obligated payments to security holders

         The investment portfolio is comprised of various asset classes which are independently managed by external professional portfolio managers under the oversight and guidelines established by our investment committee. We evaluate the performance of the portfolio managers relative to benchmarks we believe appropriate given the asset class. Investment managers will manage the portfolio under these guidelines to maximize the return on their investment class. As part of their investment strategy, the investment managers will buy and sell securities based on changes in the availability of, and the yield on, alternative investments. Investment managers may also buy and sell investments to diversify risk, attain a specific characteristic such as duration or credit quality, rebalance or reposition the portfolio or for a variety of other reasons.

         It is our intent, and thus the intent of our investment managers, to hold securities that have an unrealized gain or loss. For the securities with an unrealized loss, which in our judgement we believe to be temporary, it is our intent to hold the security for a period of time that will allow the security to recover in value. However, if the investment managers believe returns would be enhanced by reallocating the capital from the security, the manager may sell the security and reallocate the capital, in which case the unrealized gain or loss will be recognized as a realized gain or loss. As part of our comprehensive quarterly review for other than temporary impairment, the investment managers identify any securities in which they have the positive intent to sell in the near term. In the case where investment managers have indicated their intent to sell a security in the near term and there is an unrealized loss, we record an other than temporary impairment at the balance sheet date, if such date is prior to the sale of the security. At December 31, 2003, we had no securities with an unrealized loss for which a decision was made to sell in the near term. For the years ended December 31, 2003 and 2002, we incurred $1.9 million and $4.6 million in other-than-temporary impairment losses, respectively. There were no such losses related to the year ended December 31, 2001. Impairment charges are included in the consolidated financial statements in "net realized investment gains (losses)."

Defined Benefit Pension Plans

         Midland maintains defined benefit pension plans for a limited number of active participants. The defined benefit pension plans are not open to employees hired after March 31, 2000. The pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return and a discount rate. In determining our expected long-term rate of return and our discount rate, we evaluate input from our actuaries, asset allocations, long-term bond yields and historical performance of the invested pension assets over a ten-year period. If other assumptions were used, the amount recorded as pension expense would be different from our current estimate.

22   THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

Intangible Assets (Goodwill)

         As required by SFAS No. 142, we ceased amortizing goodwill effective January 1, 2002. Based on the impairment test required by SFAS No. 142 in the quarter ended March 31, 2002, a non-recurring charge of $1.5 million after-tax was taken against income and is reported as cumulative effect of change in accounting principle in the income statement. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 10-year period. The income statement for the year ended December 31, 2001 includes an after-tax expense of $0.4 million relating to goodwill amortization. As of December 31, 2003, our remaining goodwill balance was $2.1 million and is included in other assets.

NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board ("FASB") issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, in April 2003 and SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, in May 2003. The adoption of SFAS Nos. 149 and 150 did not have a material impact on Midland's consolidated financial position or results of operations.

         On July 1, 2003, Midland adopted the provisions of FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation requires variable interest entities to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the variable interest entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. Midland identified a lease arrangement for certain transportation equipment in which Midland is deemed to be the primary beneficiary as we maintain the majority of the variable interests in this leased asset.

         In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and other Postretirement Benefits--an amendment of FASB statements No. 87, 88 and 106". The revised statement (SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) also requires interim-period disclosure of components of net pension and other postretirement benefit cost. Midland adopted this standard and all of its required disclosures.

IMPACT OF INFLATION

         We do not consider the impact of the change in prices due to inflation to be material in the analysis of our overall operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk is the risk that we will incur investment losses due to adverse changes in market rates and prices. Our market risk exposures are substantially related to American Modern's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows.

         Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern's investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 4.1 year duration of American Modern's fixed income portfolio as of December 31, 2003, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $684.7 million debt security portfolio by 4.1%, or $28.1 million.

         Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern's equity exposure consists primarily of declines in the value of its equity security holdings. As of December 31, 2003, American Modern had $171.1 million in equity holdings, including $69.5 million of U.S. Bancorp common stock. A 10% decrease in the market value of U.S. Bancorp's common stock would decrease the fair value of its equity portfolio by approximately $7.0 million. As of December 31, 2003, the remainder of American Modern's portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of 1.08. This means that, in general, if the S&P 500 Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by 10.8%.

         The active management of market risk is integral to American Modern's operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

                                                        THE MIDLAND COMPANY   23

CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDIARIES

                                                                                             Years Ended December 31,
(Amounts in thousands, except per share data  )                                    2003               2002               2001
--------------------------------------------------------------------------------------------------------------------------------
REVENUES:
     Insurance:
      Premiums earned                                                           $ 638,038          $ 577,668           $ 508,233
      Net investment income                                                        32,972             35,455              33,802
      Net realized investment gains (losses)                                        4,566             (6,900)              2,023
      Other insurance income                                                       14,090             13,692              12,883
     Transportation                                                                28,240             23,285              34,826
     Other                                                                            281                508                 484
                                                                                ------------------------------------------------
         Total                                                                    718,187            643,708             592,251
                                                                                ------------------------------------------------

COSTS AND EXPENSES:
     Insurance:
      Losses and loss adjustment expenses                                         392,232            341,015             292,188
      Commissions and other policy acquisition costs                              177,622            169,477             145,777
      Operating and administrative expenses                                        87,714             80,985              80,316
     Transportation operating expenses                                             26,645             22,641              32,898
     Interest expense                                                               3,742              3,849               4,368
                                                                                ------------------------------------------------
         Total                                                                    687,955            617,967             555,547
                                                                                ------------------------------------------------

INCOME BEFORE FEDERAL INCOME TAX AND CUMULATIVE
     EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                      30,232             25,741              36,704

PROVISION FOR FEDERAL INCOME TAX                                                    6,956              5,437               9,482
                                                                                ------------------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  23,276             20,304              27,222

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                    --             (1,463)                 --

NET INCOME                                                                      $  23,276          $  18,841           $  27,222
                                                                                ================================================
BASIC EARNINGS (LOSSES) PER SHARE OF COMMON STOCK:
     Income Before Cumulative Effect of Change in Accounting Principle          $    1.34          $    1.17           $    1.58
     Cumulative Effect of Change in Accounting Principle                               --              (0.08)                 --
                                                                                ------------------------------------------------
      Total                                                                     $    1.34          $    1.09           $    1.58
                                                                                ================================================

DILUTED EARNINGS (LOSSES) PER SHARE OF COMMON STOCK:
     Income Before Cumulative Effect of Change in Accounting Principle          $    1.30          $    1.14           $    1.51
     Cumulative Effect of Change in Accounting Principle                               --              (0.08)                 --
                                                                                ------------------------------------------------
      Total                                                                     $    1.30          $    1.06           $    1.51
                                                                                ================================================

See notes to consolidated financial statements.

24   THE MIDLAND COMPANY

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES

                                                                                                  December 31,
(Amounts in thousands)                                                                     2003                  2002
------------------------------------------------------------------------------------------------------------------------
ASSETS

MARKETABLE SECURITIES:
     Fixed income (cost, $643,735 in 2003 and $572,768 in 2002)                        $   671,454           $   600,920
     Equity (cost, $87,998 in 2003 and $91,239 in 2002)                                    174,868               138,838
                                                                                       ---------------------------------
         Total                                                                             846,322               739,758
CASH                                                                                         2,386                 5,975
ACCOUNTS RECEIVABLE--NET                                                                    81,297                91,633
REINSURANCE RECOVERABLES AND PREPAID REINSURANCE PREMIUMS                                   70,990                76,626
PROPERTY, PLANT AND EQUIPMENT--NET                                                          69,328                61,510
DEFERRED INSURANCE POLICY ACQUISITION COSTS                                                 87,873                96,396
OTHER ASSETS                                                                                21,309                18,776
                                                                                       ---------------------------------
         TOTAL ASSETS                                                                  $ 1,179,505           $ 1,090,674
                                                                                       =================================

LIABILITIES AND SHAREHOLDERS' EQUITY

UNEARNED INSURANCE PREMIUMS                                                            $   383,869           $   406,311
INSURANCE LOSS RESERVES                                                                    204,833               164,717
INSURANCE COMMISSIONS PAYABLE                                                               30,522                30,654
FUNDS HELD UNDER REINSURANCE AGREEMENTS AND REINSURANCE PAYABLES                             6,978                 2,977
LONG-TERM DEBT                                                                              62,217                47,163
OTHER NOTES PAYABLE:
     Banks                                                                                  30,000                39,000
     Commercial paper                                                                        3,625                 4,238
                                                                                       ---------------------------------
         Total                                                                              33,625                43,238
DEFERRED FEDERAL INCOME TAX                                                                 47,429                35,642
OTHER PAYABLES AND ACCRUALS                                                                 53,974                51,064
COMMITMENTS AND CONTINGENCIES                                                                   --                    --
SHAREHOLDERS' EQUITY:
     Common stock (issued and outstanding: 17,643 shares at December 31, 2003 and 17,566 shares at December 31, 2002 after deducting treasury stock
      of 4,213 shares and 4,290 shares, respectively)                                          911                   911
     Additional paid-in capital                                                             23,406                22,516
     Retained earnings                                                                     299,752               279,826
     Accumulated other comprehensive income                                                 73,455                47,573
     Treasury stock (at cost)                                                              (41,442)              (41,605)
     Unvested restricted stock awards                                                          (24)                 (313)
                                                                                       ---------------------------------
         Total                                                                             356,058               308,908
                                                                                       ---------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $ 1,179,505           $ 1,090,674
                                                                                       =================================

See notes to consolidated financial statements.

                                                        THE MIDLAND COMPANY   25

Consolidated Statements of Changes in Shareholders' Equity

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands)                                    Years Ended December 31, 2003, 2002 and 2001
------------------------------------------------------------------------------------------------------------
                                                                                   ACCUMULATED
                                                          ADDITIONAL                 OTHER
                                                 COMMON    PAID-IN     RETAINED   COMPREHENSIVE    TREASURY
                                                  STOCK    CAPITAL     EARNINGS       INCOME         STOCK
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                        $911     $19,838     $239,679   $      54,396    $(30,404)
Comprehensive income:
    Net income                                                           27,222
    Decrease in unrealized gain on
      marketable securities, net of
      related income tax effect of $4,860                                                (8,521)
         Total comprehensive income
Purchase of treasury stock                                                                          (10,900)
Issuance of treasury stock
    for options exercised and
    other employee benefit plans                              (292)                                   2,625
Cash dividends declared                                                  (2,844)
Federal income tax benefit related to the
      exercise or granting of stock awards                     861
Amortization and cancellation of
    unvested restricted stock awards                           (21)                                     (19)
                                                  ----------------------------------------------------------
BALANCE, DECEMBER 31, 2001                         911      20,386      264,057          45,875     (38,698)
Comprehensive income:
    Net income                                                           18,841
    Increase in unrealized gain on
      marketable securities, net of
      related income tax effect of $2,117                                                 3,379
    Other, net of federal income tax of $906                                             (1,681)
         Total comprehensive income

Purchase of treasury stock                                                                           (3,893)
Issuance of treasury stock
    for options exercised and
    other employee benefit plans                               627                                    1,049
Cash dividends declared                                                  (3,072)
Federal income tax benefit related to the
      exercise or granting of stock awards                   1,570
Amortization and cancellation of
    unvested restricted stock awards                           (67)                                     (63)
                                                  ----------------------------------------------------------
BALANCE, DECEMBER 31, 2002                         911      22,516      279,826          47,573     (41,605)
COMPREHENSIVE INCOME:
    NET INCOME                                                           23,276
    INCREASE IN UNREALIZED GAIN ON
      MARKETABLE SECURITIES, NET OF
      RELATED INCOME TAX EFFECT OF $13,601                                               25,237
    OTHER, NET OF FEDERAL INCOME
      TAX OF $347                                                                           645
         TOTAL COMPREHENSIVE INCOME
PURCHASE OF TREASURY STOCK                                                                           (1,133)
ISSUANCE OF TREASURY STOCK
    FOR OPTIONS EXERCISED AND
    OTHER EMPLOYEE BENEFIT PLANS                               714                                    1,301
CASH DIVIDENDS DECLARED                                                  (3,350)
FEDERAL INCOME TAX BENEFIT RELATED TO THE
    EXERCISE OR GRANTING OF STOCK AWARDS                       182
AMORTIZATION AND CANCELLATION OF
    UNVESTED RESTRICTED STOCK AWARDS                            (6)                                      (5)
                                                  ----------------------------------------------------------
BALANCE, DECEMBER 31, 2003                        $911     $23,406     $299,752   $      73,455    $(41,442)
                                                  ==========================================================

(Amounts in thousands)                          Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------------------
                                                    UNVESTED
                                                   RESTRICTED                        COMPRE-
                                                     STOCK                           HENSIVE
                                                     AWARDS          TOTAL           INCOME
--------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                          $ (1,243)      $283,177
Comprehensive income:
    Net income                                                       27,222          $27,222
    Decrease in unrealized gain on
      marketable securities, net of
      related income tax effect of $4,860                            (8,521)          (8,521)
                                                                                     -------
         Total comprehensive income                                                  $18,701
                                                                                     =======
Purchase of treasury stock                                          (10,900)
Issuance of treasury stock
    for options exercised and
    other employee benefit plans                                      2,333
Cash dividends declared                                              (2,844)
Federal income tax benefit related to the
      exercise or granting of stock awards                              861
Amortization and cancellation of
    unvested restricted stock awards                     588            548
                                                 --------------------------
BALANCE, DECEMBER 31, 2001                              (655)       291,876
Comprehensive income:
    Net income                                                       18,841          $18,841
    Increase in unrealized gain on
      marketable securities, net of
      related income tax effect of $2,117                             3,379            3,379
    Other, net of federal income tax of $906                         (1,681)          (1,681)
                                                                                     -------
         Total comprehensive income                                                  $20,539
                                                                                     =======
Purchase of treasury stock                                           (3,893)
Issuance of treasury stock
    for options exercised and
    other employee benefit plans                                      1,676
Cash dividends declared                                              (3,072)
Federal income tax benefit related to the
      exercise or granting of stock awards                            1,570
Amortization and cancellation of
    unvested restricted stock awards                     342            212
                                                 --------------------------
BALANCE, DECEMBER 31, 2002                              (313)       308,908
COMPREHENSIVE INCOME:
    NET INCOME                                                       23,276          $23,276
    INCREASE IN UNREALIZED GAIN ON
      MARKETABLE SECURITIES, NET OF

      RELATED INCOME TAX EFFECT OF $13,601                           25,237           25,237
    OTHER, NET OF FEDERAL INCOME
      TAX OF $347                                                       645              645
                                                                                     -------
         TOTAL COMPREHENSIVE INCOME                                                  $49,158
                                                                                     =======
PURCHASE OF TREASURY STOCK                                           (1,133)
ISSUANCE OF TREASURY STOCK
    FOR OPTIONS EXERCISED AND
    OTHER EMPLOYEE BENEFIT PLANS                                      2,015
CASH DIVIDENDS DECLARED                                              (3,350)
FEDERAL INCOME TAX BENEFIT RELATED TO THE
    EXERCISE OR GRANTING OF STOCK AWARDS                                182
AMORTIZATION AND CANCELLATION OF
    UNVESTED RESTRICTED STOCK AWARDS                     289            278
                                                 --------------------------
BALANCE, DECEMBER 31, 2003                          $    (24)      $356,058
                                                 ==========================

See notes to consolidated financial statements.

26   THE MIDLAND COMPANY

Consolidated Statements of Cash Flows

THE MIDLAND COMPANY AND SUBSIDIARIES

                                                                                              Years Ended December 31,
(Amounts in thousands)                                                              2003                2002                2001
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                   $  23,276           $  18,841           $  27,222
     Adjustments to reconcile net income to net cash
        provided by operating activities:
            Depreciation and amortization                                             9,742               8,307               8,324
            Net realized losses (gains) from sale of investments                     (3,767)              6,680                (915)
            Cumulative effect of change in accounting for goodwill                       --               2,250                  --
            Increase in insurance loss reserves                                      40,116              16,043              12,787
            Increase (decrease) in unearned insurance premiums                      (22,442)              2,456              46,670
            Decrease (increase) in net accounts receivable                           10,336              (3,525)            (17,712)
            Decrease (increase) in deferred insurance policy acquisition costs        8,523               4,389              (9,211)
            Decrease (increase) in reinsurance recoverables
                and prepaid reinsurance premiums                                      5,636              (6,831)            (23,765)
            Increase (decrease) in funds held under reinsurance
                agreements and reinsurance payables                                   4,001              (3,320)              3,494
            Decrease (increase) in other assets                                      (2,788)               (805)              6,372
            Increase (decrease) in other accounts payable and accruals                3,535              (9,778)            (13,391)
            Provision (benefit) for deferred federal income tax                      (2,162)              2,828               3,526
            Increase (decrease) in insurance commissions payable                       (132)              3,767               4,706
            Other--net                                                                3,075               1,236                 166
                                                                                  -------------------------------------------------
                Net cash provided by operating activities                            76,949              42,538              48,273
                                                                                  -------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of marketable securities                                             (509,516)           (305,731)           (268,283)
     Sale of marketable securities                                                  333,637             243,363             181,999
     Maturity of marketable securities                                               86,626              58,772              38,549
     Decrease (increase) in cash equivalent marketable securities                    22,089             (34,774)             24,091
     Acquisition of property, plant and equipment                                   (15,019)            (10,667)             (9,735)
     Proceeds from sale of property, plant and equipment                                517                 159                 290
                                                                                  -------------------------------------------------
                Net cash used in investing activities                               (81,666)            (48,878)            (33,089)
                                                                                  -------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of long-term debt                                                      14,797                  --              10,000
     Increase (decrease) in other notes payable                                      (9,613)              7,716              (9,498)
     Dividends paid                                                                  (3,281)             (3,014)             (2,818)
     Issuance of treasury stock                                                       2,015               1,676               2,333
     Repayment of long-term debt                                                     (1,657)             (1,456)             (1,406)
     Purchase of treasury stock                                                      (1,133)             (3,893)            (10,900)
                                                                                  -------------------------------------------------
                Net cash provided by (used in) financing activities                   1,128               1,029             (12,289)
                                                                                  -------------------------------------------------
NET INCREASE(DECREASE) IN CASH                                                       (3,589)             (5,311)              2,895
CASH AT BEGINNING OF YEAR                                                             5,975              11,286               8,391
                                                                                  -------------------------------------------------
CASH AT END OF YEAR                                                               $   2,386           $   5,975           $  11,286
                                                                                  =================================================
INTEREST PAID                                                                     $   3,528           $   3,852           $   4,178
INCOME TAXES PAID                                                                 $   1,946           $   6,700           $   4,000

An obligation of $2,649 was incurred when the Company capitalized a lease related to a certain piece of transportation equipment upon adoption in 2003 of FASB Interpretation No. 46.

See notes to consolidated financial statements.

                                                        THE MIDLAND COMPANY   27

Notes to Consolidated Financial Statements

THE MIDLAND COMPANY AND SUBSIDIARIES

Years Ended December 31, 2003, 2002 and 2001

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Midland Company (the Company or Midland) operates in two industries--insurance and transportation with the most significant business activities being in insurance. Midland's insurance operations are conducted through its wholly-owned subsidiary, American Modern Insurance Group, Inc. (American Modern). M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, sugar and other cargos primarily on the lower Mississippi River and its tributaries.

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

         MARKETABLE SECURITIES--Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions).
The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis. At December 31, 2003 and 2002, the market value of the Company's investment portfolio includes approximately $49.2 million and $40.5 million, respectively, of convertible securities, some of which contain embedded derivatives. The embedded derivatives are valued separately and the change in market value of the embedded derivatives is included in net realized investment gains and losses on the Consolidated Statements of Income.

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

         PROPERTY AND DEPRECIATION--Property, plant and equipment are recorded at cost. The Company periodically measures fixed assets for impairment. Depreciation and amortization are generally calculated over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 3 to 7 years, and barges - 20 years). Depreciation expense recorded in 2003, 2002 and 2001 was (amounts in 000's): $8,956, $8,093 and $7,223, respectively.

         The Company is in the process of developing an information technology system for its insurance operations. The system is known as modernLINK and its development began in 2000 and will continue over the next several years. Certain costs that are directly related with this system are capitalized. As components of the system are implemented and placed into service, depreciation commences using the straight-line method of depreciation over a four-year period. As of December 31, 2003 and 2002, the unamortized balance of modernLINK's software development costs was $8.8 million and $8.2 million, respectively.

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

         INSURANCE INCOME--Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily pre-paid commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

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

28       THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

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

         DERIVATIVE INSTRUMENTS--The Company accounts for its derivatives under Statement of Financial Accounting Standard ("SFAS")133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to either accumulated other comprehensive income or current earnings or both, as appropriate. During 2002, the Company entered into a series of interest rate swaps to convert $30 million of floating rate debt to a fixed rate. The interest rate swaps were designated as a cash flow hedge and were deemed to be 100% effective. Thus, the changes in the fair value of the swap agreements are recorded as a separate component of shareholders' equity and have no impact on the Consolidated Statements of Income. At December 31, 2003 and 2002, $0.9 million and $1.3 million, respectively, in deferred losses, net of tax, related to this hedge were recorded in accumulated other comprehensive income. The Company has recorded the fair value of the interest rate swaps at December 31, 2003 and 2002 of $1.4 million and $1.9 million, respectively, in Other Payables and Accruals. For the year ended December 31, 2003, there were no cash flow hedges that were discontinued related to forecasted transactions deemed not probable of occurring.

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

         In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based compensation and to require prominent disclosures about the method of accounting for stock based employee compensation and the effect of the method used on reported results.

         The fair values of the 2003, 2002 and 2001 option grants were estimated on the date of the grant using the Black Scholes option-pricing model with the following (weighted average) assumptions:

                                        2003             2002             2001
                                       ----------------------------------------
Fair value of options granted          $ 6.07           $ 7.48           $ 5.69
Dividend yield                            1.1%             1.2%             1.3%
Expected volatility                      31.5%            29.1%            27.6%
Risk free interest rate                   3.6%             4.9%             4.8%
Expected life (in years)                    7                7                7

         As Midland accounts for stock options using the "intrinsic value", no compensation cost has been recognized for the stock option plans. Had the Company accounted for all stock based employee compensation under the fair value method (SFAS 123), the Company's 2003, 2002 and 2001 net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000's, except per share data):

                                        2003            2002             2001
                                      -----------------------------------------
Net Income as Reported                $23,276          $18,841          $27,222

Deduct: Total stock-based
employee compensation
determined under fair value
based method for all awards,
net of related tax effects                892              700              515
                                      -----------------------------------------
Proforma Net Income                   $22,384          $18,141          $26,707
                                      =========================================
Earnings Per Share
    Basic Shares                       17,417           17,323           17,282
    Diluted Shares                     17,937           17,789           17,991

Earnings per share
    Basic--as reported                $  1.34          $  1.09          $  1.58
    Basic--proforma                      1.29             1.05             1.55

    Diluted--as reported              $  1.30          $  1.06          $  1.51
    Diluted--proforma                    1.25             1.02             1.48

         Compensation expense in the pro-forma disclosure is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

         RECLASSIFICATION OF POLICY SERVICE FEES--American Modern charges a service fee to those policyholders who elect to pay their insurance premium in installments. Historically, American Modern treated these fees as a recovery of processing costs and recorded the fees as an offset to the related operating expense. American Modern has reclassified these fees in 2003 as revenues for reporting purposes. This reclassification has no impact on net income, however, the change adds approximately 1.3 and

                                                        THE MIDLAND COMPANY   29

THE MIDLAND COMPANY AND SUBSIDIARIES

1.1 percentage points to the combined ratio of the property and casualty operations for 2002 and 2001, respectively. On a pre-tax basis, these fees amounted to $7.9 million, $7.0 million and $5.7 million in 2003, 2002 and 2001, respectively. All prior period data have been reclassified to conform to the current method of presenting these policy service fees.

         NEW ACCOUNTING STANDARDS-- The Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", in April 2003 and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", in May 2003. The adoption of SFAS Nos. 149 and 150 did not have a material impact on Midland's consolidated financial position or results of operations.

         On July 1, 2003, Midland adopted the provisions of FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation requires variable interest entities to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the variable interest entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. Midland has consolidated a lease arrangement for certain transportation equipment in which Midland was deemed to be the primary beneficiary as the Company maintains the majority of the variable interests in this leased asset (Note 4).

         In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB statements No. 87, 88 and 106". The revised statement (SFAS No. 132(R)) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) also requires interim-period disclosure of components of net pension and other postretirement benefit cost. Midland adopted this standard and all of its required disclosures are included in Note 12.

2. MARKETABLE SECURITIES

                                                      THOUSANDS OF DOLLARS
                              --------------------------------------------------------------
                                                     GROSS UNREALIZED
                                                --------------------------           MARKET
       2003                     COST             GAINS             LOSSES            VALUE
--------------------------------------------------------------------------------------------
DEBT SECURITIES:
    GOVERNMENTS               $169,952          $  3,894          $    229          $173,617
    MUNICIPALS                 177,973            10,845               230           188,588
    CORPORATES                 231,275            13,973               534           244,714
    CASH EQUIVALENTS            51,234                --                --            51,234
    OTHER--NOTES
      RECEIVABLE                 6,209                --                --             6,209
    ACCRUED INTEREST             7,092                --                --             7,092
                              --------------------------------------------------------------
          TOTAL                643,735            28,712               993           671,454
                              --------------------------------------------------------------
EQUITY SECURITIES               85,543            87,798               928           172,413
EMBEDDED
    DERIVATIVES                  1,687                --                --             1,687
ACCRUED DIVIDENDS                  768                --                --               768
                              --------------------------------------------------------------
    TOTAL                       87,998            87,798               928           174,868
                              --------------------------------------------------------------
TOTAL MARKETABLE
    SECURITIES                $731,733          $116,510          $  1,921          $846,322
                              ==============================================================

                                                  Thousands of Dollars
                              --------------------------------------------------------------
                                                      Gross Unrealized
                                                --------------------------           Market
       2002                     Cost             Gains             Losses            Value
--------------------------------------------------------------------------------------------
Debt Securities:
    Governments               $105,208          $  6,146          $     38          $111,316
    Municipals                 162,923            11,214                10           174,127
    Corporates                 216,493            13,717             2,877           227,333
    Cash Equivalents            73,338                --                --            73,338
    Other--Notes
      Receivable                 7,639                --                --             7,639
    Accrued Interest             7,167                --                --             7,167
                              --------------------------------------------------------------
          Total                572,768            31,077             2,925           600,920
                              --------------------------------------------------------------
Equity Securities               89,616            58,182            10,583           137,215
Embedded Derivatives               888                --                --               888
Accrued Dividends                  735                --                --               735
                              --------------------------------------------------------------
    Total                       91,239            58,182            10,583           138,838
                              --------------------------------------------------------------
Total Marketable
    Securities                $664,007          $ 89,259          $ 13,508          $739,758
                              ==============================================================

         At December 31, 2003 and 2002, the market value of the Company's investment in the common stock of US Bancorp, which exceeded 10% of the Company's shareholders' equity, was $73.3 million and $52.2 million, respectively.

         The following is investment information summarized by investment category (amounts in 000's):

                                          2003               2002               2001
                                        ----------------------------------------------
Investment Income:
Insurance:
    Interest on Fixed
      Income Securities                 $ 28,515           $ 30,928           $ 30,782
    Dividends on
      Equity Securities                    5,987              5,982              4,564
    Investment Expense                    (1,530)            (1,455)            (1,544)
                                        ----------------------------------------------
Net Insurance
      Investment Income                   32,972             35,455             33,802
Other Investment Income                      138                134                193
                                        ----------------------------------------------
    Total Investment Income             $ 33,110           $ 35,589           $ 33,995
                                        ==============================================
Net Realized
    Investment Gains (Losses):
      Fixed Income:
         Gross Realized Gains           $  8,172           $  6,333           $  2,358
         Gross Realized Losses            (2,487)            (7,659)            (1,687)
                                        ----------------------------------------------
      Equity Securities:
         Gross Realized Gains              3,996              3,414             15,083
         Gross Realized Losses            (5,115)            (8,988)           (13,731)
                                        ----------------------------------------------
      Net Realized Investment
         Gains (Losses)                 $  4,566           $ (6,900)          $  2,023
                                        ==============================================
Change in Unrealized
    Investment Gains (Losses):
      Fixed Income                      $   (433)          $ 15,556           $  6,297
      Equity Securities                   39,271            (10,060)           (19,678)
                                        ----------------------------------------------
Change in Unrealized
    Investment Gains (Losses)           $ 38,838           $  5,496           $(13,381)
                                        ==============================================

         Other Investment Income is included in Other on the Company's Consolidated Statements of Income.

30 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

         Included in Net Realized Investment Gains (Losses) for 2003, 2002 and 2001 is the change in the fair value of embedded derivative options of $799, $(220) and $1,108, respectively. In addition, Net Realized Investment Gains (Losses) for 2003 and 2002 include other-than-temporary impairment charges of $(1,898) and of $(4,639), respectively. There were no material impairment charges in 2001.

         The cost and approximate market value of debt securities held at December 31, 2003, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

                                                               MARKET
                                              COST             VALUE
                                            --------------------------
One year or less                            $ 66,890          $ 67,087
After one year through five years            168,872           176,755
After five years through ten years           196,109           209,857
After 10 years                               211,864           217,755
                                            --------------------------
      Total                                 $643,735          $671,454
                                            ==========================

         The Company's fixed income portfolio primarily consists of high quality investment grade securities and has an "AA" Standard & Poor's average quality rating at December 31, 2003. The Company performs quarterly comprehensive reviews of individual fixed income and equity portfolio holdings that have a market value less than their respective carrying costs. The Company, with the assistance of its external professional money managers, applies both quantitative and qualitative criteria in its evaluation, including facts specific to each individual investment, including, but not limited to, the length of time the fair value has been below cost, the extent of the decline, the Company's intent to hold or sell the security, the expectation for each security's performance, the credit worthiness and related liquidity of the issuer and the issuer's business sector.

         The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                                                 LESS THAN 12 MONTHS
                                   ---------------------------------------------
                                    FAIR          UNREALIZED            NUMBER
                                    VALUE           LOSSES            SECURITIES
                                   ---------------------------------------------
Governments                        $24,112          $   229               28
Municipals                          10,171              230               10
Corporates                          22,155              417               33
                                   ---------------------------------------------
    Total Debt Securities           56,438              876               71
                                   ---------------------------------------------
Equity Securities                    4,163              206               16
                                   ---------------------------------------------
    Total                          $60,601          $ 1,082               87
                                   =============================================

                                               12 MONTHS OR MORE
                                --------------------------------------------
                                   FAIR          UNREALIZED         NUMBER
                                  VALUE            LOSSES         SECURITIES
                                --------------------------------------------
Governments                        $   --         $    --              --
Municipals                             --              --              --
Corporates                          1,159             117               3
                                   --------------------------------------
    Total Debt Securities           1,159             117               3
                                   --------------------------------------
Equity Securities                   5,670             722              17
                                   --------------------------------------
    Total                          $6,829          $  839              20
                                   ======================================

                                                     TOTAL
                                   --------------------------------------------
                                    FAIR          UNREALIZED           NUMBER
                                    VALUE           LOSSES           SECURITIES
                                   --------------------------------------------
Governments                        $24,112          $   229               28
Municipals                          10,171              230               10
Corporates                          23,314              534               36
                                   --------------------------------------------
    Total Debt Securities           57,597              993               74
                                   --------------------------------------------
Equity Securities                    9,833              928               33
                                   --------------------------------------------
    Total                          $67,430          $ 1,921              107
                                   ============================================

3. ACCOUNTS RECEIVABLE--NET

         Accounts receivable at December 31, 2003 and 2002 are generally due within one year and consist of the following (amounts in 000's):

                                          2003            2002
                                        ------------------------
Insurance                               $72,548          $79,666
Transportation                            4,104            3,218
Other                                     5,471            9,575
                                        ------------------------
      Total                              82,123           92,459
Less Allowance for Losses                   826              826
                                        ------------------------
      Accounts Receivable--Net          $81,297          $91,633
                                        ========================

         At December 31, 2003 and 2002, the Company had outstanding receivables from its largest customer, GreenTree Insurance Agency, Inc. (formerly Conseco Agency, Inc.) of $4.8 million and $11.1 million, respectively. The amounts owed from GreenTree were current.

         Other receivables include a federal income tax receivable of $0 and $5.7 million at December 31, 2003 and 2002, respectively.

4. PROPERTY, PLANT AND EQUIPMENT--NET

         At December 31, 2003 and 2002, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

                                         2003              2002
                                       --------------------------
Land                                   $  1,341          $  1,341
Buildings, Improvements,
    Fixtures, etc.                       66,487            72,737
Transportation Equipment                 45,625            39,992
Software Development                     12,909             9,879
                                       --------------------------
      Total                             126,362           123,949
Less Accumulated Depreciation
    and Amortization                     57,034            62,439
                                       --------------------------
      Property, Plant and
         Equipment--Net                $ 69,328          $ 61,510
                                       ==========================

         Total rent expense related to the rental of equipment included in the accompanying Consolidated Statements of Income is (amounts in 000's) $4,889 in 2003, $5,839 in 2002 and $6,589 in 2001. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $833-2004; $788-2005; $793-2006; $776-2007; $602 in 2008 and $3,581-thereafter.

         The Company acquired 30 new and 27 used barges in 2003 at a total cost of $9.4 million and has committed to acquire 25 used barges in 2004 at a cost of $0.8 million.

                                                        THE MIDLAND COMPANY   31

THE MIDLAND COMPANY AND SUBSIDIARIES

         In 2003, the Company adopted the provisions of FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", and capitalized a lease related to a certain piece of transportation equipment. The amount recorded at December 31, 2003 related to this equipment was approximately
$2.3 million. No gain or loss was recognized by the Company upon the adoption of FIN 46.

5. DEFERRED INSURANCE POLICY ACQUISITION COSTS

         Acquisition costs incurred and capitalized during 2003, 2002 and 2001 amounted to $169.1 million, $165.1 million and $155.0 million, respectively. Amortization of deferred acquisition costs was $177.6 million, $169.5 million and $145.8 million for 2003, 2002 and 2001, respectively.

6. GOODWILL

         On January 1, 2002 Midland adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the accounting for goodwill from an amortization method to the impairment approach. Upon the adoption of the statement, Midland ceased amortizing goodwill, including goodwill recorded from past business combinations. As a result of the initial impairment test, Midland recorded an impairment charge of $(1.5)million, net of tax of $787,000, or $(0.08) per share (diluted), in its Other Insurance segment in the first quarter of 2002. This charge is reported separately in the income statement as a Cumulative Effect of Change in Accounting Principle. The fair value of that reporting unit was estimated using the expected present value of future cash flows. There were no additional impairment charges incurred in 2002 or 2003 as a result of the Company's impairment review. As of December 31, 2003, the remaining goodwill balance, all of which is attributable to the Other Insurance segment, was $2.1 million and is included in Other Assets.

         Illustrated below is what reported net income would have been exclusive of amortization expense related to goodwill had the standard been adopted effective January 1, 2001 (amounts in 000's except per share data):

                                         2003                 2002               2001
                                      --------------------------------------------------
Reported net income                   $   23,276          $   18,841          $   27,222
Add back goodwill
    amortization, net of tax                  --                  --                 383
                                      --------------------------------------------------
Adjusted net income                   $   23,276          $   18,841          $   27,605
                                      ==================================================
Basic earnings per share:
    Reported net income               $     1.34          $     1.09          $     1.58
    Goodwill amortization                     --                  --                0.02
                                      --------------------------------------------------
Adjusted earnings per share                 1.34          $     1.09          $     1.60
                                      ==================================================
Diluted earnings per share:
    Reported net income               $     1.30          $     1.06          $     1.51
    Goodwill amortization                     --                  --                0.02
                                      --------------------------------------------------
Adjusted earnings per share           $     1.30          $     1.06          $     1.53
                                      ==================================================

         The Company has no other intangible assets subject to the provisions of SFAS No. 142.

7. NOTES PAYABLE TO BANKS

         At December 31, 2003 and 2002, the Company had conventional lines of credit with commercial banks of $75 million and $69 million, respectively. The lines of credit in use under these agreements at December 31, 2003 and 2002 amounted to $30 million and $39 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $71,000 are currently paid to the lending institutions to maintain these credit agreements.

         The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 1.47% and 1.97% at December
31, 2003 and 2002, respectively.

8. LONG-TERM DEBT

         Long-term debt at December 31, 2003 and 2002 is summarized as follows (amounts in 000's):

                                                          2003           2002
                                                       -------------------------
Equipment Obligations, Due Through--
     *9.19%           June 20, 2007                    $   1,914     $        --
      6.50%           October 31, 2003                        --             700
      5.12%           December 11, 2008                    1,300              --
      4.89%           August 13, 2008                      7,350              --
Mortgage Notes, Due Through--

      6.83%           December 20, 2005                   15,653          16,463
Unsecured Notes Under a
    $72 million Credit Facility--

    **5.57%           December 1, 2005                    30,000          30,000
      2.17%           December 1, 2005                     6,000              --
                                                       -------------------------
    Total Obligations                                     62,217          47,163
    Current Maturities                                     1,574           1,510
                                                       -------------------------
      Non Current Portion                              $  60,643     $    45,653
                                                       =========================

* This obligation relates to the Company's consolidation of a lease upon the adoption in 2003 of FASB Interpretation No. 46 (Note 4).

** In 2002, an interest rate swap agreement was entered into with a consortium of three banks. This agreement fixed the interest rate of this credit facility at 5.57% for the term of the agreement. The fair value of this agreement as of December 31, 2003 and 2002 was $(1.4) and $(1.9)million, respectively, and is included in Other Payables and accruals.

         Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $35,048 at December 31, 2003.

         The aggregate amount of repayment requirements on long- term debt for the five years subsequent to 2003 are (amounts in 000's): 2004 - $1,574;
2005 - $51,532; 2006 - $782; 2007 - $2,735 and 2008 - $5,594.

         At December 31, 2003 and 2002, the carrying value of the Company's long-term debt, excluding the fair value of the interest rate swap agreement disclosed separately above, approximated its fair value.

32    THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

9. FEDERAL INCOME TAX

         The provision for federal income tax is summarized as follows (amounts in 000's):

                                        2003             2002             2001
                                      ------------------------------------------
Current provision                     $ 9,118           $ 2,609          $ 5,956
Deferred provision (benefit)           (2,162)            2,828            3,526
                                      ------------------------------------------
      Total                           $ 6,956           $ 5,437          $ 9,482
                                      ==========================================

         The federal income tax provision for the years ended December 31, 2003, 2002 and 2001 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

                                    2003               2002               2001
                                  ----------------------------------------------
Federal income tax at
    statutory rate                $ 10,581           $  9,009           $ 12,846
Tax effect of:
    Tax exempt interest
      and excludable
      dividend income               (3,762)            (3,925)            (3,672)
    Other--net                         137                353                308
                                  ----------------------------------------------
    Provision for
      federal income tax          $  6,956           $  5,437           $  9,482
                                  ==============================================

         Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

                                          2003             2002
                                         ------------------------
Deferred tax liabilities:
    Deferred insurance policy
      acquisition costs                  $27,592          $30,851
    Unrealized gain on
      marketable securities               39,538           25,590
    Accelerated depreciation               9,591            8,596
    Other                                  3,605            3,808
                                         ------------------------
      Sub-total                           80,326           68,845
                                         ------------------------

Deferred tax assets:
    Unearned insurance premiums           23,028           23,661
    Pension expense                          636              579
    Insurance loss reserves                4,377            3,915
    Other                                  4,856            5,048
                                         ------------------------
      Sub-total                           32,897           33,203
                                         ------------------------
Deferred federal income tax              $47,429          $35,642
                                         ========================

         For 2003, 2002 and 2001, $182, $1,570 and $861, respectively, of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

10. REINSURANCE

         A reconciliation of direct to net premiums, on both a written and an earned basis, is as follows (amount in 000's):

                                  WRITTEN PREMIUM
                 -------------------------------------------------
2003                P&C            LIFE & OTHER           TOTAL
                 -------------------------------------------------
DIRECT           $ 614,471           $  16,388           $ 630,859
ASSUMED             49,240                  (7)             49,233
CEDED              (47,002)             (4,443)            (51,445)
                 -------------------------------------------------
NET              $ 616,709           $  11,938           $ 628,647
                 =================================================

                                  EARNED PREMIUM
                 -------------------------------------------------
2003                P&C            LIFE & OTHER            TOTAL
                 -------------------------------------------------
DIRECT           $ 607,160           $  37,371           $ 644,531
ASSUMED             56,166                  18              56,184
CEDED              (39,355)            (23,322)            (62,677)
                 -------------------------------------------------
NET              $ 623,971           $  14,067           $ 638,038
                 =================================================

                                  Written Premium
                 -------------------------------------------------
2002                P&C            Life & Other            Total
                 -------------------------------------------------
Direct           $ 525,188           $  40,368           $ 565,556
Assumed             67,061               2,404              69,465
Ceded              (30,734)            (30,949)            (61,683)
                 -------------------------------------------------
Net              $ 561,515           $  11,823           $ 573,338
                 =================================================

                                  Earned Premium
                 -------------------------------------------------
2002                P&C             Life & Other           Total
                 -------------------------------------------------
Direct           $ 516,532           $  31,245           $ 547,777
Assumed             82,362                 616              82,978
Ceded              (33,218)            (19,869)            (53,087)
                 -------------------------------------------------
Net              $ 565,676           $  11,992           $ 577,668
                 =================================================

                                  Written Premium
                 -------------------------------------------------
2001               P&C             Life & Other            Total
                 -------------------------------------------------
Direct           $ 472,989           $  37,171           $ 510,160
Assumed             84,864               4,025              88,889
Ceded              (34,748)            (25,313)            (60,061)
                 -------------------------------------------------
Net              $ 523,105           $  15,883           $ 538,988
                 =================================================

                                   Earned Premium
                 -------------------------------------------------
2001                P&C            Life & Other            Total
                 -------------------------------------------------
Direct           $ 455,253           $  23,968           $ 479,221
Assumed             70,428               1,150              71,578
Ceded              (28,462)            (14,104)            (42,566)
                 -------------------------------------------------
Net              $ 497,219           $  11,014           $ 508,233
                 =================================================

         The amounts of recoveries pertaining to property and casualty reinsurance contracts that were deducted from losses incurred during 2003, 2002 and 2001 were (amounts in 000's): $23,151, $10,317 and $16,146, respectively.

                                                        THE MIDLAND COMPANY   33

THE MIDLAND COMPANY AND SUBSIDIARIES

11. INSURANCE LOSS RESERVES

         Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

                                    2003              2002                2001
                                 ------------------------------------------------
Balance at January 1             $ 131,703          $ 122,167           $ 111,742
    Less reinsurance
      recoverables                  16,119             19,309              16,720
                                 ------------------------------------------------
Net balance
    at January 1                   115,584            102,858              95,022
                                 ------------------------------------------------

Incurred related to:
    Current year                   374,580            343,600             291,502
    Prior years                     12,031             (8,371)             (4,179)
                                 ------------------------------------------------
Total incurred                     386,611            335,229             287,323
                                 ------------------------------------------------
Paid related to:
    Current year                   281,731            268,343             226,853
    Prior years                     70,986             54,160              52,634
                                 ------------------------------------------------
Total paid                         352,717            322,503             279,487
                                 ------------------------------------------------
Net balance at
    December 31                    149,478            115,584             102,858
    Plus reinsurance
      recoverables                  20,453             16,119              19,309
                                 ------------------------------------------------
Balance at December 31           $ 169,931          $ 131,703           $ 122,167
                                 ================================================

                                   2003               2002                2001
                                 ------------------------------------------------
Property and Casualty
    Gross Loss Reserves          $ 169,931          $ 131,703           $ 122,167
Life and Other
    Gross Loss Reserves             12,147             11,214               7,658
Outstanding Checks
    and Drafts                      22,755             21,800              18,849
                                 ------------------------------------------------
Consolidated Gross
    Loss Reserves                $ 204,833          $ 164,717           $ 148,674
                                 ================================================

         Loss reserves, net of reinsurance, for Life and Other totaled
$6.8 million, $6.3 million and $4.7 million at December 31, 2003, 2002 and 2001 respectively.

12. BENEFIT PLANS

         The Company has a qualified defined benefit pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. All employees hired subsequent to that election are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed
$2.0 million, $1.8 million and $1.6 million to the qualified self-directed retirement plan for the years 2003, 2002 and 2001, respectively.

         The Company has a qualified 401(k) savings plan and a funded non-qualified savings plan. The Company contributed (amounts in 000's) $960, $908 and $876 to the qualified 401(k) savings plan and $211, $182 and $225 to the non-qualified savings plan for the years 2003, 2002 and 2001, respectively.

         The Company also has an unfunded non-qualified defined benefit pension plan.

         The Company uses a measurement date of December 31 for its pension plans.

         The following tables include amounts related to both the qualified and non-qualified pension plans (amounts in 000's except for percentages):

                                                    2003               2002
                                                  ---------------------------
Change in benefit obligation:
Benefit obligation at beginning of year           $ 21,638           $ 17,889
Service cost                                           757                714
Interest cost                                        1,455              1,394
Actuarial loss                                         696              2,375
Benefits paid                                         (830)              (734)
                                                  ---------------------------
Benefit obligation at end of year
    (accumulated benefit obligation of
    $19,031 and $17,455, respectively)            $ 23,716           $ 21,638
                                                  ===========================
Change in plan assets:
Fair value of plan assets
    at beginning of year                          $ 16,504           $ 15,245
Actual return on plan assets                         2,455             (1,580)
Employer contributions                                 586              3,573
Benefits paid                                         (830)              (734)
                                                  ---------------------------
Fair value of plan assets at end of year          $ 18,715           $ 16,504
                                                  ===========================

Funded status:
Funded status at end of year                      $ (5,001)          $ (5,134)
Unrecognized net actuarial loss                      4,756              4,992
Unrecognized prior service cost                        364                395
Unrecognized net transition
    obligation (asset)                                 (72)              (167)
                                                  ---------------------------
Prepaid benefit cost                              $     47           $     86
                                                  ===========================

Amounts recognized in
  the Consolidated Balance Sheets
  consist of:
Prepaid benefit cost                              $    495           $    342
Accrued benefit cost                                  (448)              (256)
Additional minimum liability                          (168)            (1,037)
Intangible asset                                         7                395
Accumulated other
    comprehensive income                               161                642
                                                  ---------------------------
Net amount recognized at end of year              $     47           $     86
                                                  ===========================

34    THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

                                    2003              2002              2001
                                   -------------------------------------------
Components of net periodic
    benefit cost:
Service cost                       $   757           $   714           $   609
Interest cost                        1,455             1,395             1,229
Expected return on assets           (1,575)           (1,503)           (1,244)
Amortization of:
    Transition asset                   (96)              (96)              (95)
    Prior service cost                  31                31                32
    Actuarial (gain)/loss               53                30                --
                                   -------------------------------------------
Net periodic benefit cost              625               571               531
Settlement credit                       --                --              (813)
                                   -------------------------------------------
Total net periodic
    benefit cost (credit)          $   625           $   571           $  (282)
                                   ===========================================

         The assumptions used relative to the plans are evaluated annually and updated as necessary. The discount rate assumption is based on the Moody's AA rate. The expected long-term rate of return assumption was based on actuarial recommendations, economic conditions and the historical performance of the plan's investment portfolio over the past ten years.

                                        2003           2002           2001
                                        ----------------------------------
Assumptions:
Weighted average assumptions:
    For disclosure:
      Discount rate                     6.00%          6.75%          7.25%
      Rate of compensation
         increase                       4.00%          4.25%          4.25%

    For measuring net periodic
      pension cost:
         Discount rate                  6.75%          7.25%          7.75%
         Rate of compensation
            increase                    4.25%          4.25%          4.25%

         Expected return
            on plan assets              8.00%          9.40%          9.40%

         Plan assets consist primarily of equity and fixed income securities managed by non-affiliated professional investment managers. No plan assets are invested in either real estate or the Company's stock. The following table reflects the asset allocations at fair value related to plan assets in 2003 and 2002:

                                       Weighted average
                                       asset allocation
                                      ------------------
                                      2003          2002
                                      ------------------
Total equity securities                 62%           39%
Total fixed income securities           37%           58%
Cash and cash equivalents                1%            3%
                                      ------------------
      Total                            100%          100%
                                      ==================

         The primary objective for the investment of plan assets is the preservation of capital with an emphasis on long-term growth without undue exposure to risk. Targeted allocations are 50% to 80% for equities and 20% to 50% for fixed income securities.

      At December 31, 2003 and 2002, pension plans with a projected benefit obligation in excess of plan assets and an accumulated benefit obligation in excess of plan assets were as follows (in 000's):

                                                    Projected
                                                Benefit Obligation
                                             Exceeds the Fair Value
                                                 of Plan Assets
                                            ------------------------
                                             2003             2002
                                            ------------------------
QUALIFIED AND NON-QUALIFIED
    PENSION PLANS:
      Projected benefit obligation          $23,716          $21,638
      Fair value of plan assets              18,715           16,504

                                                Accumulated
                                            Benefit Obligation
                                          Exceeds the Fair Value
                                              of Plan Assets
                                          ----------------------
                                            2003          2002
                                          ----------------------
NON-QUALIFIED PENSION PLAN:
    Accumulated benefit obligation          $616          $288
    Fair value of plan assets                 --            --

         In 2003, the accumulated benefit obligation of the qualified defined benefit pension plan did not exceed the fair value of plan assets. As of December 31, 2002, the accumulated benefit obligation and fair value of plan assets for the qualified defined benefit pension plan was (amounts in 000's):
$17,167 and $16,504, respectively.

         The Company prepaid its required cash contribution of $0.6 million for the 2003 plan year in December 2003 and anticipates no further cash contributions until 2005. The Company's expected pension benefit payments, which reflect expected future service, for the next ten years are as follows (amounts in 000's): 2004 -- $990; 2005 -- $1,010; 2006 -- $1,023; 2007 -- $1,164; 2008 --
$1,230; 2009 through 2013 -- $7,360.

         At December 31, 2003 and 2002, the Company's additional minimum pension liabilities were $0.2 million and $1.0 million, respectively. Related to these actuarily determined minimum pension liabilities, comprehensive income was reduced by $0.1 million and $0.4 million, net of deferred federal income taxes, at December 31, 2003 and 2002, respectively.

                                                        THE MIDLAND COMPANY   35

THE MIDLAND COMPANY AND SUBSIDIARIES

13. STOCK OPTIONS AND AWARD PLANS

         Midland's equity compensation plans include plans for restricted stock, performance shares and non-qualified stock options.

         The Company implemented a restricted stock award program during 1993. Under this program, restricted grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the other rights of outstanding shares. In 2002, 325,000 shares were distributed under this program relating to the 1997 grant. At December 31, 2003, 202,000 restricted stock awards are outstanding which relate to the 1999 grant. The value of the awards is being charged to compensation expense over a five-year vesting period.

         In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement period and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. In 2003, 28,000 shares were issued under this program, 26,000 shares have been earned and are scheduled for distribution in 2004, and a maximum of 72,000 and 92,000 shares could potentially be issued in 2005 and 2006, respectively, related to this program. The expected value of these awards is charged to compensation expense over the performance period.

         Under the Company's stock option plans, all of the outstanding stock options at December 31, 2003 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Of these stock options, 552,000 were exercisable at December 31, 2003, 215,000 options become exercisable in 2004, 154,000 options become exercisable in 2005, 107,000 options become exercisable in 2006 and 63,000 options become exercisable in 2007. A summary of stock option transactions follows:

                                   2003                             2002                             2001
                         -----------------------------------------------------------------------------------------
                                           WTD.                             Wtd.                             Wtd.
                                           AVG.                             Avg.                             Avg.
                         (000's)          OPTION          (000's)          Option          (000's)          Option
                         SHARES            PRICE          Shares           Price           Shares            Price
                         -----------------------------------------------------------------------------------------
Outstanding,
    beginning
    of year                 877           $14.85             747           $12.83             766           $ 8.78
Exercised                   (60)           10.26             (52)           10.24            (262)            4.72
Forfeited                   (17)           15.31             (46)           16.65             (23)           13.85
Granted                     291            17.23             228            20.78             266            16.60
                         ------                              ---                             ----
Outstanding,
    end of year           1,091           $15.73             877           $14.85             747           $12.83
                         =========================================================================================
Exercisable,
    end of year             552           $14.16             417           $12.76             312           $11.24
                         =========================================================================================

         Information regarding such outstanding options at December 31, 2003 follows:

                                 OUTSTANDING
        REMAINING                  OPTIONS
          LIFE                     (000's)         PRICE
---------------------------------------------------------
One year                               18          $ 8.46
Three years                            18            6.32
Five years                             48           13.05
Six years                             286           11.38
Seven years                           226           16.60
Eight years                           207           20.78
Nine years                            288           17.23
                                    -----
    Total outstanding               1,091
                                    =====
    Weighted average price                         $15.73
                                                   ======

         At December 31, 2003, options exercisable have exercise prices between $6.32 and $20.78 and an average contractual life of approximately 6.4 years.

         At December 31, 2003, 1,963,000 common shares are authorized for future option award or stock grants.

14. EARNINGS PER SHARE

         The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2003, 2002 or 2001.

                                                SHARES IN 000's
                                                ---------------
                                       2003            2002            2001
                                       ----            ----            ----
Shares used in basic
    EPS calculation (average
    shares outstanding)               17,417          17,323          17,282
Effect of dilutive
    stock options                        266             252             229
Effect of dilutive
    restricted stock grants              162             147             384
Effect of dilutive
    performance stock awards              92              67              96
                                      --------------------------------------
Shares used in diluted
    EPS calculation                   17,937          17,789          17,991
                                      ======================================

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

36       THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

16. SHAREHOLDER'S EQUITY

         The Company has 40,000,000 shares of common stock authorized for issuance without par value (stated value of $.042 a share). The Company also has 1,000,000 shares of preferred stock authorized, without par value, none of which have been issued.

         In January 2001, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock and 414,000 of these shares had been repurchased as of December 31, 2003.

         The change in accumulated other comprehensive income was comprised of changes related to the unrealized gains and losses on investments, the fair value of interest rate swaps and additional minimum pension liability as follows (amounts in 000's):

                                             2003               2002              2001
                                           ----------------------------------------------
Unrealized holding
    gains (losses) on securities
    arising during the period              $ 28,205           $ (1,404)          $(11,358)
Reclassification adjustment:
    Impact of net
      realized loss (gain)                   (4,566)             6,900             (2,023)
Income taxes on above                         1,598             (2,117)             4,860
                                           ----------------------------------------------
Change in unrealized gains
    (losses) on securities, net              25,237              3,379             (8,521)
                                           ----------------------------------------------
Fair value of interest rate swaps               511             (1,945)                --
Income taxes on above                          (179)               681                 --
                                           ----------------------------------------------
Change in interest
    rate swaps, net                             332             (1,264)                --
                                           ----------------------------------------------
Additional Pension Liability                    481               (642)                --
Income Taxes                                   (168)               225                 --
                                           ----------------------------------------------
Change in additional
    pension liability, net                      313               (417)                --
                                           ----------------------------------------------
Net increase (decrease)
    in accumulated other
    comprehensive income                   $ 25,882           $  1,698           $ (8,521)
                                           ==============================================

         The insurance subsidiaries are subject to state regulations which limit by reference to statutory net income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2004 without regulatory approval total approximately (amounts in 000's): $32,426; such subsidiaries paid cash dividends of $5,000 in 2003, $8,900 in 2002 and $15,000 in 2001.

         Net income as determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company's insurance subsidiaries was (amounts in 000's): $34,518, $20,809 and $18,231 for 2003, 2002
and 2001, respectively. Statutory surplus was (amounts in 000's): $289,915 and $242,207 at December 31, 2003 and 2002, respectively.

17. RELATED PARTY TRANSACTIONS

         The Company has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. Many of the investors in this program are executive officers and directors of the Company. Total commercial paper debt outstanding at December 31, 2003 and 2002 was $3.6 million and $4.2 million, respectively, of which $3.0 million and $3.8 million at those respective dates represented notes held either directly or indirectly by the executive officers and directors of the Company. The effective annual yield paid to all participants in this program was 1.0% as of December 31, 2003, a rate that is considered to be competitive with the market rate for similar instruments.

18. SUBSEQUENT EVENT

         On February 5, 2004, the Company sold 1,150,000 shares of its common stock pursuant to an approved universal shelf registration statement previously filed with the Securities and Exchange Commission on October 21, 2003. The net proceeds derived from the sale of $25.1 million, will be used to increase the capital and surplus of the Company's insurance subsidiaries to fund future growth and for other general corporate purposes.

19. INDUSTRY SEGMENTS

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

                                                        THE MIDLAND COMPANY   37

THE MIDLAND COMPANY AND SUBSIDIARIES

         Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2003, 2002 and 2001 (amounts in 000's):

                                 MANUFACTURED                 UNALLOCATED                   CORPORATE
                                   HOUSING       OTHER         INSURANCE                      AND ALL    INTERSEGMENT
                                  INSURANCE     INSURANCE       AMOUNTS    TRANSPORTATION      OTHER      ELIMINATION      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
2003
REVENUES--EXTERNAL CUSTOMERS     $   329,144   $   322,984                   $    28,240   $        143                 $   680,511
NET INVESTMENT INCOME                 18,285        14,716    $       185              2            138   $      (216)       33,110
NET REALIZED INVESTMENT GAINS            N/A           N/A          4,566                                                     4,566
INTEREST EXPENSE                         N/A           N/A          2,124            423          1,952          (757)        3,742
DEPRECIATION AND AMORTIZATION          3,224         3,164                         2,224          1,130                       9,742
INCOME BEFORE TAXES                   38,926        (7,669)           626          1,270         (2,921)                     30,232
INCOME TAX EXPENSE                       N/A           N/A          7,835            455         (1,334)                      6,956
ACQUISITION OF FIXED ASSETS              N/A           N/A          5,355          9,644             20                      15,019
IDENTIFIABLE ASSETS                      N/A           N/A      1,106,541         30,990         66,069       (24,095)    1,179,505

2002
Revenues--External customers     $   329,402   $   261,958                   $    23,285    $       374                 $   615,019
Net investment income                 19,457        15,803    $       485             25            134  $       (315)       35,589
Net realized investment
 gains (losses)                          n/a           n/a         (6,900)                                                   (6,900)
Interest expense                         n/a           n/a          2,124            215          2,479          (969)        3,849
Depreciation and amortization          3,093         2,462                         1,627          1,125                       8,307
Income before taxes                   21,048        13,612         (7,541)           464         (1,842)                     25,741
Income tax expense                       n/a           n/a          5,939            168           (670)                      5,437
Change in accounting principle                      (1,463)                                                                  (1,463)
Acquisition of fixed assets              n/a           n/a         10,598                            69                      10,667
Identifiable assets                      n/a           n/a      1,021,572         22,469         63,425       (16,792)    1,090,674

2001
Revenues--External customers     $   321,887   $   199,229                      $ 34,826   $        291                 $   556,233
Net investment income                 20,562        14,042    $         7              5            193   $      (814)       33,995
Net realized investment gains            n/a           n/a          2,023                                                     2,023
Interest expense                         n/a           n/a          2,081            260          3,580        (1,553)        4,368
Depreciation and amortization          2,274         1,409            590          2,304          1,747                       8,324
Income before taxes                   29,758         8,010            910          1,673         (3,647)                     36,704
Income tax expense                       n/a           n/a         10,205            594         (1,317)                      9,482
Acquisition of fixed assets              n/a           n/a          9,515             12            208                       9,735
Identifiable assets                      n/a           n/a        987,149         24,952         56,670       (14,829)    1,053,942

         The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Intersegment revenues were not significant for 2003, 2002 or 2001.

         In September 2001, American Modern announced that it was exiting the commercial liability line of coverages that have been provided to manufactured home parks and dealerships. The commercial liability coverages are included as part of the Other Insurance Segment. The net earned premium related to the commercial liability was (amounts in 000's): $197, $11,290 and $17,587 for 2003, 2002 and 2001, respectively.

         No single customer contributed in excess of 10% of consolidated revenues in 2003. In 2002 and 2001, revenues from one customer, GreenTree, which exceeded 10% of consolidated revenues, amounted to (amounts in 000's): $78,643 and $80,674, respectively.

38   THE MIDLAND COMPANY

Independent Auditor's Report

THE MIDLAND COMPANY AND SUBSIDIARIES

[DELOITTE LOGO]

Cincinnati, Ohio

To the Shareholders of The Midland Company:

         We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 6, the Company adopted Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

/s/ DELOITTE & TOUCHE LLP.
--------------------------

February 24, 2004

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

         The financial statements have been audited by Deloitte & Touche LLP, Independent Auditors, in accordance with auditing standards generally accepted in the United States of America, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.

         The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.

/s/ John W. Hayden                        /s/ John I. VonLehman
------------------                        ---------------------
John W. Hayden                            John I. VonLehman
President and                             Executive Vice President,
Chief Executive Officer                   Chief Financial Officer
                                          and Secretary

                                                        THE MIDLAND COMPANY   39

Quarterly Data (unaudited)

THE MIDLAND COMPANY AND SUBSIDIARIES

                                                            2003
-----------------------------------------------------------------------------------------------
(Amounts in thousands,           FIRST            SECOND            THIRD           FOURTH
except per share data)          QUARTER          QUARTER           QUARTER          QUARTER
-----------------------------------------------------------------------------------------------
Revenues(a)                  $      169,288   $      178,642    $      184,222   $      186,035
                             ==================================================================
Net income (loss)            $       10,049   $       (1,017)   $        4,289   $        9,955
                             ==================================================================
Basic earnings (loss)
  per common share           $          .58   $         (.06)   $          .25   $          .57
                             ==================================================================
Diluted earnings (loss)
  per common share           $          .56   $         (.06)   $          .23   $          .56
                             ==================================================================
Dividends per common share   $        .0475   $        .0475    $        .0475   $        .0475
                             ==================================================================
Price range of
  common stock (Nasdaq):
    High                     $        20.30   $        23.70    $        24.30   $        23.62
                             ==================================================================
    Low                      $        16.20   $        17.17    $        20.57   $        20.30
                             ==================================================================

                                                             2002
--------------------------------------------------------------------------------------------------
(Amounts in thousands,              First           Second           Third             Fourth
except per share data)             Quarter          Quarter         Quarter           Quarter
-----------------------------   ------------------------------------------------------------------
Revenues(a)                     $      154,055   $      157,460    $     160,476    $      171,717
                                ==================================================================
Net income (loss)               $        7,857   $        5,902    $      (2,615)   $        7,697
                                ==================================================================
Basic earnings (loss)
  per common share              $          .45   $          .35   $         (.15)   $          .44
                                ==================================================================
Diluted earnings (loss)
  per common share              $          .45   $          .33   $         (.15)   $          .43
                                ==================================================================
Dividends per common share      $       .04375   $       .04375   $       .04375    $       .04375
                                ==================================================================
Price range of
  common stock (Nasdaq):
    High                        $        22.05   $        25.38   $        25.17    $        20.00
                                ==================================================================
    Low                         $        19.55   $        20.63   $        15.65    $        15.40
                                ==================================================================

(a) Prior year amounts have been reclassified to conform with current year presentation.

Other Information

TRANSFER AGENT AND REGISTRAR                      INDEPENDENT AUDITORS
National City Bank                                Deloitte & Touche LLP
Shareholder Services                              250 East Fifth Street
P.O. Box 92301                                    Cincinnati, Ohio 45202
Cleveland, Ohio 44193-0900
1-800-622-6757
shareholder.inquiries@nationalcity.com
or
http://www.nationalcitystocktransfer.com

SHAREHOLDERS' MEETING

The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 8, 2004 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

MARKET FOR REGISTRANT'S COMMON STOCK

The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

DIVIDEND REINVESTMENT PLAN

The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from National City Bank (1-800-622-6757).

FORM 10-K

A copy of the Company's 2003 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained free of charge by writing to the Company
- Attention: Chief Financial Officer or from the Company's website www.midlandcompany.com.

FINANCIAL INFORMATION

For financial information visit us on the internet at www.nasdaq.com or www.midlandcompany.com

40       THE MIDLAND COMPANY

Officers and Directors
THE MIDLAND COMPANY AND SUBSIDIARIES

              BOARD OF DIRECTORS                                                                           OFFICERS
JAMES E. BUSHMAN (a) (b) (c)                                                                 J. P. HAYDEN III
President and Chief Executive Officer                                                        Chairman and Chief Operating Officer
Cast-Fab Technologies, Inc.

JAMES H. CAREY (a) (b) (e)                                                                   JOHN W. HAYDEN
Corporate Director/Advisor                                                                   President and Chief Executive Officer

                                                                                             JOHN I. VON LEHMAN
MICHAEL J. CONATON (c)                                                                       Executive Vice President,
Formerly President and Vice Chairman of the Company                                          Chief Financial Officer and Secretary

JERRY A. GRUNDHOFER (d)                                                                      PAUL T. BRIZZOLARA
President and Chief Executive Officer                                                        Executive Vice President,
US Bancorp                                                                                   Chief Legal Officer and
                                                                                             Assistant Secretary

J. P. HAYDEN, JR. (c)
Chairman of the Executive Committee of the Board,                                            PAUL F. GELTER
Formerly Chairman and Chief Executive Officer                                                Vice President
of the Company
                                                                                             ELISABETH E. BALDOCK
                                                                                             Vice President
J. P. HAYDEN III (c)                                                                         W. TODD GRAY
Chairman and Chief Operating Officer                                                         Treasurer

JOHN W. HAYDEN (c)
President and Chief Executive Officer

                                                                                             MICHAEL L. FLOWERS
ROBERT W. HAYDEN                                                                             Vice President and Assistant Secretary
Formerly Vice President of the Company

                                                                                             MARK E. BURKE
WILLIAM T. HAYDEN (d)                                                                        Director of Taxation
Partner-Katz, Teller, Brant & Hild

                                                                                             ALISA E. POE
WILLIAM J. KEATING , JR. (b) (e)                                                             Assistant Vice President
Partner-Keating, Muething & Klekamp

                                                                                             RONALD L. GRAMKE
JOHN R. LABAR                                                                                Assistant Treasurer
Formerly Vice President and Secretary of the Company

                                                                                             EDWARD J. HESKAMP
RICHARD M. NORMAN   (a)                                                                      Assistant Treasurer
Vice President for Finance and Business Services,
Treasurer of Miami University, Ohio                                                          MARY ANN C. PETTIT
                                                                                             Assistant Secretary

DAVID B. O'MALEY (d)
Chairman, President and Chief Executive Officer
Ohio National Financial Services

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