Form 10-K, Exhibit 13
period 2004-12-31
MIDLAND CO
filed 2005-03-15
CIK 66025

Exhibit 13

THE MIDLAND COMPANY 2004 ANNUAL REPORT
Momentum Soaring to New Heights

Company Profile

     The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group subsidiary, which contributes approximately 95 percent of the company’s revenues. The company also maintains an investment in a niche river transportation business, M/G Transport Services Inc. (M/G).

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

     The company also has a consistent record of increasing shareholder value. Midland stock has outperformed all relevant indices over the past 5-, 10-, 15- and 20-year periods, and has steadily increased book value over the same periods. Annual shareholder dividends have increased for 19 consecutive years.

     Headquartered in Cincinnati, Ohio, the Company has 1,139 associates, is licensed in all 50 states and enjoys an A+ (Superior) rating from A.M. Best.

Total Return to Shareholders

The Midland Company’s Mission Statement

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

TABLE OF CONTENTS

Financial Highlights	1
Letter to Shareholders	2-5
The Responsibility of Leadership	6-7
Driving Our Channels of Distribution	8
Building Momentum with ModernLINK™	9
Property & Casualty, Financial Services	10-11
Customer & Claims Services	12-13
Revitalizing Customer Retention	14
Community Services	15
Investment Results	16
M/G Transport	17
Six Year Financial Summary Data	18-19
Private Securities Reform Act of 1995— Forward Looking Statements Disclosure	20
Management’s Discussion and Analysis	20-31
Consolidated Statements of Income	32
Consolidated Balance Sheets	33
Consolidated Statements of Changes in Shareholders’ Equity	34
Consolidated Statements of Cash Flows	35
Notes to Consolidated Financial Statements	36-47
Reports of Independent Registered Public Accounting Firm	48-49
Management’s Assessment as to the Effectiveness of Internal Control Over Financial Reporting	48
Quarterly Data and Other Information	50
Officers and Directors	51

Please refer to “Forward Looking Statements”
on page 20.

SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

	For the Years Ended December 31,
(Amounts in thousands, except per share data)	2004	2003	2002	2001	2000	1999

Income Statement Data
Revenues:
Insurance:
Premiums earned	$677,584	$638,038	$577,668	$508,233	$456,120	$400,991
Net investment income (d)	37,165	33,279	35,899	34,198	31,139	25,524
Net realized investment gains (losses)(a)	9,933	4,566	(6,900)	2,023	4,646	3,486
Other insurance income(d)	13,780	14,064	13,756	12,971	13,877	11,210
Transportation	45,379	28,240	23,285	34,826	33,119	31,327

Total	783,841	718,187	643,708	592,251	538,901	472,538

Costs and Expenses:
Insurance:
Losses and loss adjustment expenses	348,611	392,232	341,015	292,188	240,680	204,365
Commissions and other policy acquisition costs	201,155	177,622	169,477	145,777	137,053	114,212
Operating and administrative expenses(d)	108,536	87,714	80,985	80,316	77,539	76,926
Transportation operating expenses	43,266	26,645	22,641	32,898	28,828	29,255
Interest expense	5,169	3,742	3,849	4,368	4,132	4,067

Total	706,737	687,955	617,967	555,547	488,232	428,825

Income Before Federal Income Tax and Cumulative Effect of Change in Accounting Principle	77,104	30,232	25,741	36,704	50,669	43,713
Provision for Federal Income Tax	22,866	6,956	5,437	9,482	15,206	12,534

Income Before Cumulative Effect of Change in Accounting Principle	54,238	23,276	20,304	27,222	35,463	31,179
Cumulative Effect of Change in Accounting Principle– Net(c)	—	—	(1,463)	—	—	—

Net Income	$54,238	$23,276	$18,841	$27,222	$35,463	$31,179

Basic Earnings (Losses) Per Share of Common Stock(b) :
Income Before Cumulative Effect of Change in Accounting Principle	$2.91	$1.34	$1.17	$1.58	$1.96	$1.71
Cumulative Effect of Change in Accounting Principle(c)	—	—	(0.08)	—	—	—

Total	$2.91	$1.34	$1.09	$1.58	$1.96	$1.71

Diluted Earnings (Losses) Per Share of Common Stock(b) :
Income Before Cumulative Effect of Change in Accounting Principle	$2.83	$1.30	$1.14	$1.51	$1.89	$1.65
Cumulative Effect of Change in Accounting Principle(c)	—	—	(0.08)	—	—	—

Total	$2.83	$1.30	$1.06	$1.51	$1.89	$1.65

Cash Dividends Per Share of Common Stock(b)	$.205	$.190	$.175	$.160	$.150	$.135

18 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

	For the Years Ended December 31,
(Amounts in thousands, except per share data)	2004	2003	2002	2001	2000	1999

Balance Sheet Data
Total Cash and Marketable Securities	$978,296	$848,708	$745,733	$715,295	$701,048	$620,957
Total Assets(d)	1,364,684	1,192,216	1,101,136	1,060,212	998,987	892,981
Total Debt	115,906	95,842	90,401	84,141	85,045	69,838
Unearned Insurance Premiums	390,447	383,869	406,311	403,855	357,185	312,838
Loss Reserves	232,915	204,833	164,717	148,674	135,887	133,713
Shareholders’ Equity	432,276	356,058	308,908	291,876	283,177	258,002
Book Value Per Share(b)	$22.98	$20.18	$17.59	$16.53	$15.73	$13.56
Common Shares Outstanding(b)	18,807	17,643	17,566	17,660	18,001	19,032

Other Data
AMIG’s Property and Casualty Operations
Direct and Assumed Written Premiums	$722,394	$663,972	$588,243	$555,548	$500,984	$472,041
Net Written Premium	671,985	616,709	561,515	523,105	471,336	439,863

Loss and Loss Adjustment Expense Ratio (GAAP)	51.7%	62.0%	59.3%	57.8%	52.9%	51.2%
Underwriting Expense Ratio (GAAP)	44.7%	41.1%	42.6%	43.1%	44.3%	44.0%
Combined Ratio (GAAP)	96.4%	103.1%	101.9%	100.9%	97.2%	95.2%

M/G Transport’s Transportation Operations
Net Revenues	$45,379	$28,240	$23,285	$34,826	$33,119	$31,327
Net Income	1,090	815	296	1,079	1,809	1,169
Total Assets	38,869	30,990	22,469	24,952	27,412	30,564
Shareholders’ Equity	12,261	11,446	10,805	10,509	9,728	10,919

Footnotes:

(a)	Net Realized Investment Gains (Losses) in 2004, 2003, 2002 and 2001 include the effect of SFAS 133 adjustments of $0.8 million, $0.8 million, $(0.2) million and $1.1 million, respectively.

(b)	Previously reported share information has been adjusted to reflect a 2-for-1 stock split effective July 17, 2002.

(c)	On January 1, 2002, the Company adopted SFAS 142 and recorded an impairment charge related to goodwill of $1.5 million, net of tax of $0.8 million.

(d)	Certain prior year amounts have been reclassified to conform with current year presentation.

THE MIDLAND COMPANY 19

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE MIDLAND COMPANY AND SUBSIDIARIES
Forward Looking Statements

     Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include, but are not limited to, certain discussions relating to future revenue, underwriting income, premium volume, investment income and other investment results, business strategies, profitability, liquidity, capital adequacy, anticipated capital expenditures and business relationships, as well as any other statements concerning the year 2005 and beyond. In some cases you can identify forward-looking statements by such terms as “may,” “will,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions or the negative versions of such expressions. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of the Company or its subsidiaries, changes in the business tactics or strategies of the Company, its subsidiaries or its current or anticipated business partners, the financial condition of the Company’s business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in the Company’s filings with the SEC, any one of which might materially affect the operations of the Company or its subsidiaries. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Introduction

     Prior to the 2004 annual report, the Company discussed its operations through three reportable segments: manufactured housing insurance, all other insurance products and services and transportation. However, as the Company has continued to grow its non-manufactured housing insurance products, management’s analysis of its insurance business has evolved in order to facilitate a more focused examination of its varying insurance products. As a result, the Company has divided its insurance products into four distinct groups: personal lines property, personal lines casualty, financial services, and all other insurance products. The discussions of “Results of Operations” and “Liquidity, Capital Resources and Changes in Financial Condition” address these four reportable insurance segments and our transportation business. A summary description of the operations of each of these segments is included below.

     Our personal lines property segment includes primarily manufactured housing and site-built dwelling insurance products. Approximately 44% of American Modern’s property and casualty and credit life gross written premium relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with many coverages similar to homeowner’s insurance policies. Our personal lines casualty segment includes specialty insurance products such as motorcycle, watercraft, recreational vehicle, collector car and snowmobile. Our financial services segment includes specialty insurance products such as mortgage fire, collateral protection and debt cancellation, which are sold to financial service institutions or their customers. The all other insurance segment includes products such as credit life, long-haul truck physical damage, commercial, excess and surplus lines and also includes the results of our fee producing subsidiaries.

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

     M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, sugar and other dry cargoes primarily on the lower Mississippi River and its tributaries and manages river transportation equipment owned by others on a fee based arrangement.

Overview of Recent Trends

Motorcycle

     The combined ratio for the motorcycle product improved to 102.3% in 2004 compared to 131.7% in 2003. This was due primarily to rate increases and other corrective underwriting actions. Rate increases averaging 19% and 21% were approved by various states’ insurance departments in 2004 and 2003, respectively. These rate increases resulted in a 18.3% increase in motorcycle’s net earned premium in 2004 and we expect to experience a 14% increase in net earned premium related to rate increases during 2005. In addition, we have added expertise to our staff and have refined our product offering to better match the needs of our target market. As we expected, due to the underwriting and rate actions, gross written premium decreased 16.5% to $48.6 million in 2004 compared to $58.2 million in 2003. We believe that the motorcycle product is now positioned to be profitable in the years ahead and enhances our total product package offered to agents.

Site-Built Dwelling

     Over the past several years, American Modern deemphasized its standard homeowner programs in favor of its dwelling fire programs which have more restrictive coverages. American Modern undertook a careful review of all of its site-built dwelling programs with the intent of targeting those properties that fell outside the parameters of the standard homeowner’s insurance market. As a result of these actions, American Modern is achieving positive growth from its dwelling fire programs while experiencing the intended decrease in more standard homeowner programs. More specifically, dwelling fire gross written premium increased 11.6% to $88.2 million in 2004 from $79.0 million in 2003. Conversely, homeowner gross written premium decreased 94.6% to $0.2 million in 2004 from $3.5 million in the prior year.

     The changes mentioned above, combined with the rate increases achieved in recent years, have resulted in a combined ratio of 93.2% in 2004 as compared to 108.1% in 2003. Rate increases averaging 10.0% and 8.4% were approved in 2004 and 2003, respectively. These actions resulted in an 8.7% increase in net earned premium in 2004 and we expect to experience a 9.7% increase in earned premium related to rate increases in 2005.

20 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES
Manufactured Housing

     Although the manufactured housing industry continues to be depressed, American Modern’s gross written premium related to this product increased 4.3% to $334.1 million in 2004 from $320.2 million in 2003. This increase was primarily the result of rate increases combined with the conversion of selected agents’ business from our competitors. Rate increases averaging 4.5% and 5.5% were approved in 2004 and 2003, respectively. These actions resulted in a 4.5% increase in net earned premium in 2004 and we expect to experience a 3.6% increase in earned premium related to rate increases in 2005. The manufactured housing combined ratio remained constant at 94.9% in 2004 and 2003.

Growth of Other Products

     Gross written premiums related to American Modern’s other property and casualty specialty insurance products (excluding manufactured housing, site-built dwelling and motorcycle) increased collectively by 23.7% to $251.3 million in 2004 compared to $203.2 million in the prior year. The mortgage fire, collateral protection and the excess and surplus lines products are primarily driving this growth.

Commercial Liability Run-off

     In September 2001, American Modern exited the manufactured housing park and dealer commercial liability business. We have no outstanding unearned premium related to this business. During 2003, we experienced higher than expected losses related to this line. Due to the adverse development, American Modern strengthened reserves in the latter part of 2003 to address the future run-off claims. In 2004, American Modern has experienced favorable development in the claims settled for the year and believes that the loss exposure is adequately reserved for the remainder of the run-off period.

Other Developments

     In October 2004, the New York State Attorney General brought suit against Marsh & McLennan Companies, Inc., alleging among other things, that the firm had manipulated the insurance market through specified conduct. The New York State Attorney General also stated that the evidence implicates certain insurance companies. We are not party to any of the litigation and have not received any subpoena or information requests from the New York State Attorney General. At this time we have no reason to believe that our operations involve conduct that is the subject of the complaint.

     In response to the New York State action, many Departments of Insurance and some Attorneys General have requested information from insurance companies and brokers, both general and targeted to specific entities. We have received general requests for information from the North Carolina and Oklahoma Departments of Insurance and anticipate receiving additional general requests. Once the Departments of Insurance receive the information requested, new regulations may be created that could impact our business, but the Attorneys’ General and the Departments’ actions concern an evolving area of the law and we can give no assurance regarding its consequences for the industry or for our business.

Overview of Property and Casualty Underwriting Results

     For the year 2004, American Modern’s property and casualty combined ratio (losses and expenses as a percent of earned premium) decreased to 96.4% compared to 103.1% in the prior year. The decrease in the combined ratio is due to the significant decreases in losses related to the motorcycle and site-built dwelling products combined with the favorable development of claims related to our discontinued commercial lines products.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004 COMPARED
TO YEAR ENDED DECEMBER 31, 2003

Insurance

Overview of Premium Volume

     The following chart shows American Modern’s gross written premium, net written premium and net earned premium by business segment for the years ended December 31, 2004 and 2003 (in millions):

	December 31, 2004
	Gross	Net	Net
	Written	Written	Earned
Business Segment	Premium	Premium	Premium

Personal Lines Property	$424.7	$398.5	$400.9
Personal Lines Casualty	111.3	109.6	119.2
Financial Services	101.5	99.2	86.8
All Other Insurance	117.0	77.6	70.7

Total	$754.5	$684.9	$677.6

	December 31, 2003
	Gross	Net	Net
	Written	Written	Earned
Business Segment	Premium	Premium	Premium

Personal Lines Property	$404.8	$383.3	$407.8
Personal Lines Casualty	125.6	124.5	117.6
Financial Services	65.9	63.1	54.7
All Other Insurance	83.8	57.7	57.9

Total	$680.1	$628.6	$638.0

Personal Lines Property

     The following chart is an overview of the results of operations of the company’s personal lines property segment (in 000’s).

	December 31,
	2004	2003	Change

Personal Lines Property
Direct and Assumed
Written Premiums	$424,656	$404,811	4.9%
Net Written Premiums	$398,525	$383,255	4.0%

Net Earned Premium	$400,929	$407,816	(1.7)%
Service Fees	5,615	5,484	2.4%

Total Revenues	$406,544	$413,300	(1.6)%

Income Before Taxes	$47,418	$34,849

THE MIDLAND COMPANY 21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

     The combined ratio for the personal lines property segment was 94.3% in 2004 compared to 97.3% in 2003. The results from this segment are driven primarily by the manufactured housing and site-built dwelling products. Although the manufactured housing industry continues to be depressed, American Modern’s gross written premium related to this product increased 4.3% to $334.1 million in 2004 from $320.2 million in 2003. This increase was primarily the result of rate increases combined with the strategic conversion of targeted books of business (where we obtain a book of business or future renewals from an agent). Site-built dwelling gross written premiums increased 7.2% to $88.4 million in 2004 compared to $82.5 million in 2003.

     The manufactured housing combined ratio, including catastrophe losses, remained constant at 94.9% in 2004 and in 2003. However, excluding catastrophe losses for both years, the combined ratio improved to 86.0% in 2004 from 88.0% in 2003. This improvement was due primarily to rate increases combined with improved underwriting. The site-built dwelling combined ratio improved to 93.2% in 2004 compared to 108.1% in 2003. The 2003 combined ratio was negatively impacted by the run-off of the homeowner programs combined with higher catastrophe losses related to the California brush fires.

Personal Lines Casualty

     The following chart is an overview of the results of operations of the company’s personal lines casualty segment (in 000’s).

	December 31,
	2004	2003	Change

Personal Lines Casualty
Direct and Assumed
Written Premiums	$111,325	$125,629	(11.4)%
Net Written Premiums	$109,565	$124,501	(12.0)%

Net Earned Premium	$119,151	$117,568	1.3%
Service Fees	2,281	2,226	2.5%

Total Revenues	$121,432	$119,794	1.4%

Income (Loss) Before Taxes	$4,987	$(11,452)

     Gross written premiums for our casualty products decreased due primarily to the planned decrease in motorcycle premiums as American Modern took the necessary corrective actions to position the motorcycle product for profitability. Rate increases averaging 19% and 21% were approved by various states’ insurance departments in 2004 and 2003, respectively. In addition, we have added expertise to our staff and have refined our product offering to better match the needs of our target market. As a result of these actions, the combined ratio for the motorcycle product improved to 102.3% in 2004 compared to 131.7% in 2003.

Financial Services

     The following chart is an overview of the results of operations of the company’s financial services insurance segment (in 000’s).

	December 31,
	2004	2003	Change

Financial Services
Direct and Assumed
Written Premiums	$101,510	$65,929	54.0%
Net Written Premiums	$99,230	$63,112	57.2%

Net Earned Premium	$86,803	$54,742	58.6%

Total Revenues	$86,803	$54,742	58.6%

Income Before Taxes	$6,991	$6,797

     The increase in gross written premiums for our financial services insurance products was driven by the collateral protection and mortgage fire products which increased $27.3 million and $6.6 million, respectively, compared to the prior year. The collateral protection product benefited from the assumption of a $17.6 million book of business during the second quarter of 2004. Profitability remained relatively flat in 2004 compared to 2003.

All Other Insurance

     The following chart is an overview of the results of operations of the company’s other insurance segment (in 000’s).

	December 31,
	2004	2003	Change

All Other Insurance
Direct and Assumed
Written Premiums	$117,005	$83,721	39.8%
Net Written Premiums	$77,584	$57,779	34.3%

Net Earned Premium	$70,710	$57,918	22.1%
Agency Revenues	5,562	6,215	(10.5)%
Service Fees	133	159	(16.4)%

Total Revenues	$76,405	$64,292	18.8%

Income (Loss) Before Taxes	$12,396	$(3,501)

     American Modern’s excess and surplus lines and credit life products were the primary drivers of the increase in gross written premiums in 2004 compared to 2003. A large percentage of credit life gross written premium is ceded to an insurance affiliate of the producing agent.

     The improvement in profitability in 2004 compared to 2003 is due primarily to the actions taken to address the run-off of our manufactured housing park and dealer commercial liability business which we exited in 2001. During 2003, the run-off of this previously exited business reduced pre-tax income by $12.1 million, or $0.44 per share (diluted). In 2004, the runoff of these discontinued lines increased pre-tax income by $2.9 million, or $0.10 per share (diluted).

22 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES
Combined Insurance

Insurance Investment Income and Realized Capital Gains

     Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. Net investment income increased to $37.2 million in 2004 from $33.3 million in 2003. This increase is due primarily to the increase in the size of the portfolio. The increase in portfolio size was due primarily to the investment of $24 million in proceeds related to the public stock offering, the investment of $24 million related to the issuance of junior subordinated debt securities and positive cash flow generated from operations. Reinvestment rates continue to be depressed due to the current low interest rate environment. The annualized pre-tax equivalent investment yield, on a cost basis, of the Company’s fixed income portfolio was 5.3% in 2004 compared to 5.5% in 2003.

     Realized investment gains and losses are comprised of three items: capital gains and losses from the sale of securities, derivatives features of certain convertible securities and other-than-temporary impairments. The following chart shows the gain or loss from these sources as well as their impact on diluted earnings per share (amounts in $000’s except per share amounts):

	December 31, 2004
	Pre-Tax	After-Tax	Earnings
	Gain (Loss)	Gain (Loss)	Per Share

Capital Gains	$9,169	$5,960	$0.31
Derivatives	764	497	0.03
Other-Than-Temporary
Impairments	—	—	—

Net Realized
Investment Gains	$9,933	$6,457	$0.34

	December 31, 2003
	Pre-Tax	After-Tax	Earnings
	Gain (Loss)	Gain (Loss)	Per Share

Capital Gains	$5,665	$3,682	$0.21
Derivatives	799	519	0.03
Other-Than-Temporary Impairments	(1,898)	(1,233)	(0.07)

Net Realized
Investment Gains	$4,566	$2,968	$0.17

     Derivatives relate to the equity conversion features attributable to the convertible preferred stocks and convertible debentures held by American Modern. The Company’s investment portfolio does not currently include any other types of derivative investments.

Insurance Losses and Loss Adjustment Expenses (LAE)

     Overall, American Modern’s losses and loss adjustment expenses decreased 11.1% in 2004 to $348.6 million from $392.2 million in 2003. As mentioned in the segment discussions above, the decrease was due to improved underwriting results for the site-built dwelling, motorcycle and discontinued commercial liability products. The overall decrease in losses and loss adjustment expense occurred despite catastrophe losses increasing to $46.0 million in 2004 compared with $37.2 million in 2003.

     In 2004, the Company experienced $17.6 million of favorable development related to its loss reserves recorded at the end of 2003. The development was due primarily to claims settling in 2004 for less than the case basis reserve amounts recorded at the end of 2003. The manufactured housing and discontinued commercial lines products accounted for approximately 50% of this favorable development with the remainder spread over various insurance products. The Company does not intend to change its reserving methodology in 2005, but will continue to monitor the development of its case basis loss reserves.

Insurance Commissions and Other Policy Acquisition Costs

     American Modern’s commissions and other policy acquisition costs increased 13.2% in 2004 to $201.2 million from $177.6 million in 2003. This increase is attributable to the growth in net earned premium combined with the increase in performance-based commission expense as a result of the significantly improved underwriting results achieved in 2004 compared to 2003. The fluctuations in performance-based commission expense are attributable, in part, to American Modern’s “Pay for Performance” commission policy with agents representing the Company which reduces the up-front commission paid but rewards favorable underwriting and growth performance with a higher performance-based commission.

Operating and Administrative Expenses

     American Modern’s insurance operating and administrative expenses increased 23.7% to $108.5 million in 2004 compared to $87.7 million in 2003. These increases correspond with the increase in revenues combined with increases related to employee incentive plans, depreciation expenses related to modernLINK®, our proprietary information systems and web enablement initiative, and an increase in employee healthcare expenses.

Transportation

     M/G Transport, Midland’s transportation subsidiary, increased revenues to $45.4 million in 2004 compared to $28.2 million in 2003. Income before taxes also increased to $1.7 million in 2004 as compared to $1.3 million in 2003. The increase in revenues was due primarily to an increase in tonnage hauled related to petroleum coke, coal and barite. The increase in transportation expenses is commensurate with the increase in tonnage hauled plus additional costs due to changes in shipping patterns experienced during the year.

THE MIDLAND COMPANY 23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003 COMPARED
TO YEAR ENDED DECEMBER 31, 2002

Insurance

Overview of Premium Volume

     The following chart shows American Modern’s gross written premium, net written premium and net earned premium by business segment for the years ended December 31, 2003 and 2002 (in millions):

	December 31, 2003
	Gross	Net	Net
	Written	Written	Earned
Business Segment	Premium	Premium	Premium

Personal Lines Property	$404.8	$383.3	$407.8
Personal Lines Casualty	125.6	124.5	117.6
Financial Services	65.9	63.1	54.7
All Other Insurance	83.8	57.7	57.9

Total	$680.1	$628.6	$638.0

	December 31, 2002
	Gross	Net	Net
	Written	Written	Earned
Business Segment	Premium	Premium	Premium

Personal Lines Property	$386.5	$370.6	$386.4
Personal Lines Casualty	109.8	108.9	92.6
Financial Services	44.8	43.1	40.7
All Other Insurance	93.9	50.7	58.0

Total	$635.0	$573.3	$577.7

Personal Lines Property (000’s)

	December 31,
	2003	2002	Change

Direct and Assumed
Written Premiums	$404,811	$386,510	4.7%
Net Written Premiums	$383,255	$370,652	3.4%

Net Earned Premium	$407,816	$386,418	5.5%
Service Fees	5,484	6,097	(10.1)%

Total Revenues	$413,300	$392,515	5.3%

Income Before Taxes	$34,849	$17,912

     Manufactured housing gross written premiums increased 5.3% to $320.2 million in 2003 from $304.1 million in 2002. This increase was primarily the result of rate increases approved in 2003 and 2002, which were partially offset by a decline in in-force policies. The manufactured housing combined ratio decreased to 94.8% in 2003 from 101.1% in 2002. This improvement was due to rate increases and a decline in the fire loss ratio related to this product.

     Gross written premiums from American Modern’s ongoing site-built dwelling programs increased 68.2% to $79.0 million in 2003 from $47.0 million in 2002. Conversely, gross written premiums from de-emphasized site-built programs decreased 89.7% to $3.5 million in 2003 from $33.9 million in the prior year. The overall site-built dwelling combined ratio improved slightly to 108.1% in 2003 compared to 111.6% in 2002.

Personal Lines Casualty (000’s)

	December 31,
	2003	2002	Change

Direct and Assumed
Written Premiums	$125,629	$109,839	14.4%
Net Written Premiums	$124,501	$108,874	14.4%

Net Earned Premium	$117,568	$92,584	27.0%
Service Fees	2,226	918	142.5%

Total Revenues	$119,794	$93,502	28.1%
Income (Loss) Before Taxes	$(11,452)	$1,012

     The increase in gross written premiums for American Modern’s personal lines casualty business was related to the watercraft and recreational vehicle products. Profitability for the personal lines casualty products was negatively impacted by the motorcycle product. The combined ratio for motorcycle increased to 131.7% in 2003 compared to 109.7% in 2002.

Financial Services (000’s)

	December 31,
	2003	2002	Change

Direct and Assumed
Written Premiums	$65,929	$44,766	47.3%
Net Written Premiums	$63,112	$43,076	46.5%

Net Earned Premium	$54,742	$40,648	34.7%

Total Revenues	$54,742	$40,648	34.7%

Income Before Taxes	$6,797	$3,198

     Gross written premiums for American Modern’s financial services products increased in 2003 compared to 2002 due primarily to the mortgage fire and collateral protection products. The increase in profitability was due primarily to the mortgage fire product which achieved a combined ratio of 80.7% in 2003 compared to 90.3% in 2002.

All Other Insurance (000’s)

	December 31,
	2003	2002	Change

Direct and Assumed
Written Premiums	$83,721	$93,859	(10.8)%
Net Written Premiums	$57,779	$50,742	13.9%

Net Earned Premium	$57,918	$58,028	(0.2)%
Agency Revenues	6,215	6,665	(6.6)%
Service Fees	159	2

Total Revenues	$64,292	$64,695	(0.7)%

Income (Loss) Before Taxes	$(3,501)	$12,538

     Gross written premiums for all other insurance products were impacted by a $21.1 million increase in excess and surplus lines business offset by $30.6 million decrease in the credit life business. Credit life gross written premium decreased due to industry regulatory actions which mandated a monthly pay product on real estate secured loans rather than an upfront single premium. This change decreased gross written premium by 63.9% in 2003 due to the shorter term, but had little impact on net earned premium. Net earned premium actually increased

24 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES
slightly over the prior year due to additional volume. A large percentage of our credit life business is ultimately ceded back to an insurance affiliate of the producing agent.

     Profitability for our other insurance products was negatively impacted in 2003 by the adverse development of our discontinued manufactured housing park and dealer commercial liability business and the related strengthening of reserves in 2003 to address the run-off claims.

Combined Insurance

Insurance Investment Income and Realized Capital Gains

     Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. Both the cost and market value of American Modern’s investment portfolio increased in 2003, whereas net investment income (before taxes and excluding net realized investment gains and losses) decreased 7.0% to $33.0 million in 2003 from $35.5 million in 2002. This decrease was due to the depressed interest rate environment which was adversely affecting reinvestment rates relative to the Company’s fixed income portfolio. The annualized pre-tax equivalent investment yield on American Modern’s fixed income investments was 5.5% in 2003 as compared to 6.0% in 2002.

     Our realized investment gains and losses are comprised of three items: capital gains and losses from the sale of securities, derivative features of certain convertible securities and other-than-temporary impairments.

     American Modern’s after-tax net realized capital gains (losses) from the sale of securities increased to $3.7 million, $0.20 per share (diluted) in 2003 from a loss in 2002 of $(1.3) million, $(0.07) per share (diluted).

     After-tax income from derivatives, which are included on a pre-tax basis in net realized capital gains (losses), amounted to $0.5 million, $0.03 per share (diluted) in 2003. This compares to an after-tax loss in 2002 of $(0.2) million, $(0.01) per share diluted.

     Also included in net realized capital gains (losses) in 2003 were after-tax losses of $(1.2) million, $(0.07) per share (diluted), resulting from the write-down (other-than-temporary impairment) of several lower rated securities in American Modern’s investment portfolio. This compares to after-tax impairment losses of $(3.0) million, $(0.17) per share (diluted) in 2002.

Insurance Losses and Loss Adjustment Expenses (LAE)

     American Modern’s losses and loss adjustment expenses increased 15.0% in 2003 to $392.2 million from $341.0 million in 2002. This increase was the result of increases in catastrophe losses, motorcycle losses, losses from the discontinued commercial lines product that we exited in 2001 and the strengthening in 2003 of the property and casualty incurred but not reported loss reserves (IBNR). During 2003, American Modern’s property and casualty operations incurred losses of $12.0 million related to prior years. The $12 million of adverse development pertaining to prior years is attributable to claims that had been incurred in prior years but reported for the first time in 2003, rather than reserve adjustments to known claims. As discussed, such claims were concentrated in our previously exited commercial liability product (part of our “Other Insurance” segment). We incurred approximately $6 million more in claims than we had previously expected relative to this product in 2003. The majority of such claims came from accident years 2001 and 2002 and were reported for the first time during 2003. This higher than expected level of new claims and their severity caused us to refine our assumption as to future claims severity from this product. This refinement in our assumptions led us to increase our incurred but not reported claims reserve, which resulted in an additional expense of $6 million in 2003. The first indication of the increase in severity came to our attention in 2003 at which time, in consultation with our actuaries, we provided the additional level of reserve. As this product line has been exited for several years now, we do not anticipate this business will result in the same level of development volatility in future periods as was experienced in 2003.

     Catastrophe losses were $37.5 million on a pre-tax basis in 2003 compared to $32.6 million in 2002

Insurance Commissions, Other Policy Acquisition Costs and
Operating and Administrative Expenses

     American Modern’s commissions and other policy acquisition costs and operating and administrative expenses increased 5.9% in 2003 to $265.3 million from $250.5 million in 2002. This increase is attributable to the growth in net earned premium and increases in depreciation expense and compensation expense related to performance based stock awards. These decreases were offset by decreases in commission expense and legal expenses. With respect to commission expense, in 2003 American Modern made significant progress in the implementation of the “Pay for Performance” program. As a result, performance-based commissions were lower in 2003 since the Company experienced a higher level of losses.

Transportation

     Transportation revenues increased 21.0% in 2003 to $28.2 million from $23.3 million in 2002. Income before taxes also increased to $1.3 million in 2003 as compared to $0.4 million in 2002. The increase in revenues and income before taxes was due primarily to the increase in affreightment revenues from one revenue source that was regained in 2003.

LIQUIDITY, CAPITAL RESOURCES AND
CHANGES IN FINANCIAL CONDITION

Consolidated Operations

Aggregate Contractual Obligations
and Off Balance Sheet Arrangements

     We have certain obligations and commitments to make future payments under contracts. As of December 31, 2004, the aggregate obligations on a consolidated basis were as follows (amounts in 000’s):

		Payments Due By Period
		Less Than	2–5	After
	Total	1 Year	Years	5 Years

Long-term debt	$82,729	$15,532	$43,197	$24,000
Other notes payable	33,177	33,177	—	—
Annual commitments under non-cancelable leases	7,141	1,232	2,893	3,016
Purchase obligations	16,756	13,158	3,598	—
Other obligations	616	616
Insurance policy loss reserves	232,915	121,116	95,495	16,304

Total	$373,334	$184,831	$145,183	$43,320

     The table above excludes contracts and agreements that relate to maintenance and service agreements which, individually and in the aggregate, are not material to the Company’s

THE MIDLAND COMPANY 25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES
operations or financial condition and are terminable by the Company with minimal advance notice and little or no cost to the Company.

     The insurance policy loss reserve payment projections in the above table are based on actuarial assumptions. The actual payments will vary, in both amount and time periods, from the estimated amounts represented in this table. See further discussion regarding insurance policy loss reserves under the Critical Accounting Policies section.

     The Company has entered into a contract to purchase certain transportation equipment in 2005 for $9.4 million. However, the Company, in all likelihood, will replace this purchase contract with an operating lease agreement which will spread the cash obligations over several years.

     Also included in the above table is an operating lease arrangement relating to the lease of 20 barges used in the transportation operations. The lease was entered into in 1999 and its term is for 15 years. The barges can be purchased after 12 years at a predetermined price and, at the end of the lease period in 2014, the company can either return the barges or purchase the equipment at fair market value. The 15-year lease period was more attractive at that time than the traditional 5-year financing term for conventional long-term debt. As of December 31, 2004 future lease payments required under this operating lease arrangement are (000’s): 2005 – $544; 2006 through 2009 – $2,198; after 5 years – $3,014. M/G Transport’s operating cash flow is currently sufficient to pay the financial obligations under this agreement.

Other Items

     No shares were repurchased in the open market under the Company’s share repurchase program during 2004 and a total of 586,000 shares remain authorized for repurchase under terms of this authority. On April 29, 2004, the Company’s Board of Directors approved a two-year extension to the share repurchase program that will run through the date of the Board’s second quarterly meeting in 2006. The resolution does not require the repurchase of shares, but rather gives management discretion to make purchases based on market conditions and the Company’s capital requirements.

     The share repurchase program pertains exclusively to shares to be purchased on the open market. This program specifically excludes shares repurchased in connection with stock incentive plans. The Company may periodically repurchase stock awarded to associates in connection with stock incentive programs. Such repurchase transactions essentially accommodate associates funding of the exercise price and any tax liabilities arising from the exercise or receipt of equity based incentive awards. During 2004, the Company repurchased approximately $2.9 million of treasury shares in connection with associate stock incentive programs.

     We paid dividends to our shareholders of $3.7 million during 2004, $3.3 million in 2003 and $3.0 million in 2002.

     We expect that our existing cash and other liquid investments, coupled with future operating cash flows and our short-term borrowing capacity, will meet our operating cash requirements for the next 12 months.

Holding Company Operations

     Midland and American Modern are holding companies which rely primarily on dividends and management fees from subsidiaries to assist in servicing debt, paying operating expenses and paying dividends to the respective shareholders. The payment of dividends to these holding companies from American Modern’s insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on our, or American Modern’s, liquidity or our and American Modern’s ability to meet our respective long or short-term operating, financing or capital obligations.

     Midland has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. As of December 31, 2004, we had $4.2 million of commercial paper debt outstanding, $3.5 million of which represented notes held either directly or indirectly by our executive officers and directors. The effective annual yield paid to all participants in this program was 2.3% as of December 31, 2004, a rate that is considered to be competitive with the market rates offered for similar instruments. As of December 31, 2004, Midland also had $79.0 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates, of which $29.0 million was outstanding. These lines of credit contain minimal covenants and are typically drawn and repaid over periods ranging from two weeks to three months. We also have a mortgage obligation related to the financing of our corporate headquarters building. As of December 31, 2004, the outstanding balance of this mortgage was $14.8 million. This mortgage obligation includes normal and customary debt covenants for instruments of this type. Monthly principal and interest payments are required until maturity in December 2005. The effective interest rate on this obligation is 6.8%.

     On October 21, 2003 Midland filed a shelf registration statement with the Securities and Exchange Commission. This registration statement will allow the Company to offer from time to time up to $150.0 million in various types of securities, including debt, preferred stock and common stock. On February 5, 2004, Midland sold 1,150,000 shares of its common stock authorized by this shelf registration. The net proceeds received of $25.1 million were used to increase the capital base of its insurance subsidiaries to provide for future growth and for other general corporate purposes.

     During the second quarter of 2004, Midland, through wholly owned trusts, issued $24.0 million of junior subordinated debt securities ($12.0 million on April 29 and $12.0 million on May 26). These transactions were part of the Company’s participation in pooled trust preferred offerings. The proceeds from these transactions are available to fund future growth and for general corporate purposes. The debt issues have 30-year terms and are callable any time after five years at the Company’s option. The interest related to the debt is variable in nature. The debt contains certain provisions which are typical and customary for this type of security.

26 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES
Investment in Marketable Securities

     The market value of Midland’s consolidated investment portfolio (comprised primarily of the investment holdings of American Modern) increased 14.8% from $846.3 million at December 31, 2003, to $971.4 million at December 31, 2004. This increase was due to positive cash flow from operations in 2004 combined with the investment of $24.0 million in net proceeds derived from the public stock offering and the investment of $24.0 million related to the issuance of junior subordinated debt securities. The unrealized appreciation in the market value of securities held increased $1.5 million at December 31, 2004 compared to year end 2003. The increase in the unrealized appreciation was due to a $4.1 million increase in unrealized appreciation related to the equity portfolio offset by a $2.6 million decrease in unrealized appreciation pertaining to the fixed income portfolio. Midland’s largest equity holding, 2.5 million shares of U.S. Bancorp, increased to $77.1 million as of December 31, 2004 from $73.3 million as of December 31, 2003.

     Securities with unrealized gains and losses by category (equity and debt) and by time frame are summarized in the chart below (amounts in 000’s):

Unrealized Gain (Loss) as of December 31, 2004
	Unrealized	Fair	# of
	Gain (Loss)	Value	Positions

Fixed Income Securities
Total held in a gain position	$26,154	$617,580	737
Held in a loss position for less than 3 months	(302)	76,482	75
Held in a loss position for more than 3 months and less than 9 months	(398)	51,031	43
Held in a loss position for more than 9 months and less than 18 months	(192)	14,182	15
Held in a loss position for more than 18 months	(137)	2,890	7

Fixed income total	$25,125	$762,165	877

Equity Securities
Total held in a gain position	$91,343	$187,321	174
Held in a loss position for less than 3 months	(115)	6,595	19
Held in a loss position for more than 3 months and less than 9 months	(214)	3,909	8
Held in a loss position for more than 9 months and less than 18 months	(66)	2,027	6
Held in a loss position for more than 18 months	—	—	—

Equity total	$90,948	$199,852	207

Total per above	$116,073	$962,017	1,084

Accrued interest and dividends	—	9,421

Total per balance sheet	$116,073	$971,438

     Based on the above valuations and the application of our other-than-temporary impairment policy criteria, which is more fully discussed in the Critical Accounting Policies section below, we believe the declines in fair value are temporary at December 31, 2004. However, the facts and circumstances related to these securities may change in future periods, which could result in “other-than-temporary” impairment in future periods.

     The average duration of the Company’s debt security investment portfolio as of December 31, 2004 was 4.4 years which management believes provides adequate asset/liability matching.

Insurance

     American Modern generates cash inflows primarily from insurance premium, investment income, proceeds from the sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, capital expenditures, income taxes, interest on debt, dividends and inter-company borrowings and the purchase of marketable securities. In each of the periods presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities.

     The amounts expended for the development costs capitalized in connection with the development of modernLINK®, our proprietary information systems and web enablement initiative, amounted to $5.8 million in 2004 and a total of $18.7 million from inception in 2000 through December 31, 2004. The initiative is being designed, developed and implemented in periodic phases to ensure its cost effectiveness and functionality. This project may involve future cash expenditures of $5.0 million to $8.0 million annually over the next five years, with additional spending thereafter to expand system compatibility and functionality. A portion of such expenditures will be capitalized and amortized over the useful life. However, actual costs may be more or less than what we estimate. The cost of the development and implementation is expected to be funded out of operating cash flow. Significant changes to the technology interface between American Modern and its distribution channel participants and policyholders, while unlikely, could significantly disrupt or alter its distribution channel relationships. If the new information systems are ultimately deemed ineffective, it could result in an impairment charge to our capitalized costs. The unamortized balance of modernLINK®’s software development costs was $9.9 million at December 31, 2004.

     American Modern has a $72.0 million long-term credit facility available on a revolving basis at various rates. As of December 31, 2004, there was $36.0 million outstanding under these facilities.

     During the first quarter of 2002, American Modern entered into an interest rate swap agreement with a consortium of three banks. Under the terms of this agreement, the floating interest rate related to $30.0 million outstanding under American Modern’s long-term credit facility has been effectively fixed at 5.6% until December 1, 2005, the maturity date. The fair value of this agreement as of December 31, 2004 was $(0.4) million and is included in other payables and accruals.

THE MIDLAND COMPANY 27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

     Accounts receivable is primarily comprised of premium due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. Approximately 65% of American Modern’s accounts receivables relate to premium due directly from policyholders as of December 31, 2004. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Accounts receivable increased $20.0 million to $114.0 million at December 31, 2004 compared to $94.0 million at year end 2003. The increase is due primarily to an increase in premiums written.

     Reinsurance recoverables and prepaid reinsurance premium consisted of the following amounts (amounts in 000’s):

	As of December 31,
	2004	2003

Prepaid reinsurance premiums	$40,215	$40,084
Reinsurance recoverable—unpaid losses	37,873	25,838
Reinsurance recoverable—paid losses	9,638	5,068

Total	$87,726	$70,990

     The increase in reinsurance recoverables of $16.6 million at December 31, 2004 compared to 2003 is attributable primarily to increased recoverables from catastrophe reinsurers related to the Florida hurricanes and from our excess and surplus lines business.

     The increase of $28.1 million in insurance loss reserves was due to the growth in the property and casualty products combined with a $6.3 million increase in catastrophe case basis reserves.

     Insurance commissions payable increased $14.9 million due primarily to a $13.2 million increase in performance-based commissions compared to last year end.

     Funds held under reinsurance agreements and reinsurance payables increased $4.5 million due primarily to growth related to an agent that generates our excess and surplus lines business.

     The $22.0 million increase in other payables and accruals is due primarily to an increase in transportation payables, accrued incentives for associates and payables related to investment purchases at year end.

     Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern’s future operating requirements and to provide for reasonable dividends to Midland.

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

     The transportation subsidiaries entered into a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under this operating lease over the next ten years will approximate $5.8 million.

     In 2003, M/G Transport adopted the provisions of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, and capitalized an operating lease related to certain transportation equipment. The recorded asset value was subsequently determined to be in excess of its fair market value and impairment charges of $0.8 million (pre-tax) and $0.5 million (pre-tax) were recorded in 2004 and 2003, respectively. Later in 2004, the Company sold the transportation equipment for $1.7 million and recognized a pre-tax gain of $0.2 million. The Company used the proceeds from this sale to eliminate the debt related to the equipment.

     As of December 31, 2004, the transportation subsidiaries have $7.9 million of collateralized equipment obligations outstanding.

OTHER MATTERS

Comprehensive Income

     The differences between our net income and comprehensive income are changes in unrealized gains on marketable securities, changes in the fair value of the interest rate swap agreement and additional minimum liability requirements related to our defined benefit pension plans. For the years ended December 31, 2004, 2003 and 2002, such changes increased or (decreased), net of related income tax effects, by the following amounts (amounts in 000’s):

	2004	2003	2002

Changes in:
Net unrealized capital gains	$966	$25,237	$3,379
Fair value of interest rate swap hedge	651	332	(1,264)
Additional minimum pension liability	(2,045)	313	(417)

Total	$(428)	$25,882	$1,698

     Net unrealized investment gains in equity securities (net of income tax effects) increased $2.7 million in 2004 and $25.5 million in 2003 and decreased by $6.5 million in 2002. For fixed income securities, net unrealized gains decreased $1.7 million in 2004 and $0.3 million in 2003 and increased by $10.1 million in 2002.

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

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We regularly evaluate our critical accounting policies, assumptions and estimates, including those related to insurance revenue and expense recognition, loss reserves, reinsurance levels and

28 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

valuation and impairment of intangible assets such as goodwill. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. This process forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Insurance Revenue and Expense Recognition

     Premiums for physical damage and other property and casualty related coverages, net of premium ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. American Modern generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

Insurance Policy Loss Reserves

     American Modern’s reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported. While management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, regularly review these liabilities and adjustments are made as necessary in the current period. Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

     The following table provides additional detail surrounding the Company’s insurance policy loss reserves at December 31, 2004 and 2003 (amounts in 000’s):

	December 31,
	2004	2003

Gross case base loss reserves:
Personal lines property	$47,052	$43,717
Personal lines casualty	33,590	31,341
Financial services	12,004	5,814
All other insurance	53,669	45,839
Gross loss reserves incurred but not reported	64,783	55,366
Outstanding checks and drafts	21,817	22,756

Total insurance loss reserves	$232,915	$204,833

     The recorded insurance loss reserves at the balance sheet date represent the Company’s best estimate, based on historical patterns and other assumptions, of its liabilities at that date. Management, along with the Company’s internal actuaries, periodically reviews the level of loss reserves against actual loss development. This retrospective review is the primary criteria used in refining the levels of loss reserves recorded in the financial statements. Additionally, management compares the Company’s estimate of loss reserves to ranges prepared by its external consulting actuaries to ensure that such estimates are within the actuaries’ acceptable range. The external actuaries perform an extensive review of loss reserves at year end using generally accepted actuarial guidelines along with reviews throughout the year to ensure that the recorded loss reserves appear reasonable. At December 31, 2004, loss reserves, net of reinsurance recoverables, for our property and casualty companies totaled $166.3 million. The Company’s estimate was affirmed by the actuaries’ estimated range for net loss reserves of $152.7 million to $168.7 million.

     While management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than the recorded amount. Management believes that the likelihood that actual loss development patterns will differ significantly from past experience is low given the short-tail, property oriented nature of the Company’s business. However, if the ultimate pay outs would significantly exceed the expected amounts, the Company has several potential options to utilize in order to satisfy the additional obligations. For example, the Company could liquidate a portion of its investment portfolio or draw on conventional short-term credit lines available, at costs not exceeding prime rates. The Company believes either of these options would be sufficient to meet any increases in required loss payments.

     Slowness to recognize or respond to new or unexpected loss patterns, such as those caused by the risk factors listed in the Company’s Safe Harbor Statement, could lead to a shortage in reserves, which would lead to a higher loss and loss expense ratio; each percentage point increase in the loss and loss expense ratio would reduce income before taxes by $6.8 million based on 2004 earned premiums.

Reinsurance Risks

     In order to limit its exposure to certain levels of risks, the Company cedes varying portions of its written premiums to other insurance companies. As such, the Company limits its loss exposure to that portion of the insurable risk it retains. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. However, if a reinsurer fails to honor its obligations, American Modern could suffer additional losses as the reinsurance contracts do not relieve American Modern of its obligations to policyholders.

     American Modern and its independent reinsurance brokers regularly conduct “market security” evaluations of both its current and prospective reinsurers. Such evaluations include a complete review of each reinsurer’s financial condition along with an assessment of credit risk concentrations arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The specific evaluation procedures include, but are not limited to, reviewing the periodic financial statements and ratings assigned to each reinsurer from rating agencies such as S&P, Moody’s and A.M. Best. During 2004, more than 85% of the Company’s catastrophe reinsurers had an A.M. Best or S&P rating of “A” or higher.

     In addition, American Modern may, in some cases, require reinsurers to establish trust funds and maintain letters of credit to further minimize possible exposures. All reinsurance amounts owed to American Modern are current and management believes that no allowance for uncollectible accounts related to this recoverable is necessary. Management also believes there is no significant concentration of credit risk arising from any single reinsurer.

     The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

THE MIDLAND COMPANY 29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

Other-Than-Temporary Impairment of Investment Securities

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

     In order to identify other-than-temporary impairments, we conduct quarterly comprehensive reviews of individual portfolio holdings that have a market value less than their respective carrying value. As part of our review for other-than-temporary impairment, we track the respective carrying values and market values for all individual securities with an unrealized loss. We, with the assistance of our external professional money managers, apply both quantitative and qualitative criteria in our evaluation, including facts specific to each individual investment such as, but not limited to, the length of time the fair value has been below the carrying value, the extent of the decline, our intent to sell or hold the security, the expectation for each individual security’s performance, the credit worthiness and related liquidity of the issuer and the issuer’s business sector.

     The evaluation for other-than-temporary impairment requires a significant amount of judgment. As such, there are a number of risks and uncertainties inherent in the process of monitoring for potential impairments and determining if a decline is other-than-temporary. These risks and uncertainties include the risks that:

     1. The economic outlook is worse than anticipated and has a greater adverse impact on a particular issuer than anticipated.

     2. Our assessment of a particular issuer’s ability to meet all of its contractual obligations changes based on changes in the facts and circumstances related to the issuer.

     3. New information is obtained or facts and circumstances change that cause a change in our ability or intent to hold a security to maturity or until it recovers in value.

     When a security is considered other-than-temporarily impaired, we monitor trends or circumstances that may impact other material investments in our portfolio. For example, we review any other securities that are held in the portfolio from the same issuer and also consider any circumstances that may impact other securities of issuers in the same industry. At December 31, 2004, we had no significant concentration of unrealized losses in any one issuer, industry or sector.

     For fixed income and equity securities, we consider the following factors, among others, to determine if a security is other-than-temporarily impaired:

•	the extent and duration to which market value is less than cost

•	historical operating performance of the security

•	issuer news releases, including those disclosing that the issuer has committed an event of default (missed payment beyond grace period, bankruptcy filing, loss of principle customer or supplier, debt downgrade, disposal of segment, etc.)

•	near term prospects for improvement of the issuer and/or its industry to include relevant industry conditions and trends

•	industry research and communications with industry specialists

•	third party research reports

•	credit rating reports

•	financial models and expectations

•	discussions with issuer’s management by investment manager

•	our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery

•	time to conversion with respect to a mandatory convertible security

     For fixed income securities, we also consider the following factors:

•	the recoverability of principle and interest

•	the issuer’s ability to continue to make obligated payments to security holders

•	the current interest rate environment

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

     It is our intent, and thus the intent of our investment managers, to hold securities that have an unrealized gain or loss. For the securities with an unrealized loss, which in our judgment we believe to be temporary, it is our intent to hold the security for a period of time that will allow the security to recover in value. However, if the investment managers believe returns would be enhanced by selling the security and reinvesting the proceeds, the managers may do so, in which case the unrealized gain or loss will be recognized as a realized gain or loss. As part of our comprehensive quarterly review for other than temporary impairment, the investment managers identify any securities in which they have the intent to sell in the near term. In the case where investment managers have indicated their intent to sell a security in the near term and there is an unrealized loss, we record an other-than-temporary impairment at the balance sheet date, if such date is prior to the sale of the security. At December 31, 2004, we had no securities with an unrealized loss for which a decision was made to sell in the near term.

     For the year ended December 31, 2004, we incurred no losses related to other-than-temporary impairments. For the years ended December 31, 2003 and 2002, we incurred approximately $1.9 million and $4.6 million, respectively, in other-than-temporary impairment losses. Impairment charges are included in the consolidated financial statements in “net realized investment gains (losses).”

Defined Benefit Pension Plans

     Midland maintains defined benefit pension plans for a limited number of active participants. The defined benefit pension plans are not open to employees hired after March 31, 2000. The pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of

3O THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

return and a discount rate. In determining our expected long-term rate of return and our discount rate, we evaluate input from our actuaries, asset allocations, long-term bond yields and historical performance of the invested pension assets over a ten-year period. If other assumptions were used, the amount recorded as pension expense would be different from our current estimate.

Intangible Assets (Goodwill)

     As required by SFAS No. 142, we ceased amortizing goodwill effective January 1, 2002. Based on the impairment test required by SFAS No. 142 in the quarter ended March 31, 2002, a non-recurring charge of $1.5 million after-tax was taken against income and is reported as cumulative effect of change in accounting principle in the income statement. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 10-year period. As of December 31, 2004, our remaining goodwill balance was $2.1 million and is included in other assets.

New Accounting Standards

     In March 2004, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached by the Emerging Issues Task Force in Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying value. Generally, an impairment is considered other-than-temporary unless: (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying value of the investment; and (b) evidence indicating that the carrying value of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying value and its fair value.

     In September 2004, the FASB deferred the effective date of paragraphs 10 through 20 of EITF 03-1 pending further guidance. Gross unrealized losses on available for sale securities were $1.4 million at December 31, 2004. Any other-than-temporary impairments that may possibly be recognized upon adoption of paragraphs 10 through 20 will be dependent on market conditions and management’s intent and ability to hold any such potentially impaired securities.

     In December 2004, the FASB issued SFAS 123 (Revised 2004), “Share-Based Payment”, and is required to be applied as of the first interim or annual reporting period that begins after June 15, 2005. The revised statement (SFAS No. 123 (R)) requires compensation cost relating to share-based payment transactions to be recognized in a company ’s financial statements under the fair value method. SFAS No. 123 (R) replaces FASB Statement 123 “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Midland is currently assessing the transition to SFAS 123 (R) and does not expect its impact in 2005 to be significantly greater than the 2004 pro forma amounts.

     The FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, SFAS No. 152, “Accounting for Real Estate Time Sharing Transactions, an amendment of FASB Statements No. 66 and 67”, and SFAS

     No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” during 2004, all of which are effective for fiscal years beginning after June 15, 2005. The adoption of these statements will not have a material impact on Midland’s consolidated financial position or results of operations.

Impact of Inflation

     We do not consider the impact of the change in prices due to inflation to be material in the analysis of our overall operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk that we will incur investment losses due to adverse changes in market rates and prices. Our market risk exposures are substantially related to the Company’s investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows.

     Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. The risk arises from many of the Company’s investment activities, as the Company invests substantial funds in interest-sensitive assets. The Company manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities.

      One of the measures the Company uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 4.4 year duration of the Company’s fixed income portfolio as of December 31, 2004, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $770.6 million debt security portfolio by 4.4%, or $33.9 million.

     Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. the Company’s equity exposure consists primarily of declines in the value of its equity security holdings. As of December 31, 2004, the Company had $200.8 million in equity holdings, including $77.1 million of U.S. Bancorp common stock. A 10% decrease in the market value of U.S. Bancorp’s common stock would decrease the fair value of its equity portfolio by approximately $7.7 million. As of December 31, 2004, the remainder of the Company’s portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of 1.01. This means that, in general, if the S&P 500 Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by 10.1%.

     The active management of market risk is integral to the Company’s operations. The Company has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

THE MIDLAND COMPANY 31

CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDIARIES

	Years Ended December 31,
(Amounts in thousands, except per share data)	2004	2003	2002

Revenues:
Insurance:
Premiums earned	$677,584	$638,038	$577,668
Net investment income	37,165	33,279	35,899
Net realized investment gains (losses)	9,933	4,566	(6,900)
Other insurance income	13,780	14,064	13,756
Transportation	45,379	28,240	23,285

Total	783,841	718,187	643,708

Costs and Expenses:
Insurance:
Losses and loss adjustment expenses	348,611	392,232	341,015
Commissions and other policy acquisition costs	201,155	177,622	169,477
Operating and administrative expenses	108,536	87,714	80,985
Transportation operating expenses	43,266	26,645	22,641
Interest expense	5,169	3,742	3,849

Total	706,737	687,955	617,967

Income Before Federal Income Tax and Cumulative Effect of Change in Accounting Principle	77,104	30,232	25,741
Provision for Federal Income Tax	22,866	6,956	5,437

Income Before Cumulative Effect of Change in Accounting Principle	54,238	23,276	20,304
Cumulative Effect of Change in Accounting Principle	—	—	(1,463)

Net Income	$54,238	$23,276	$18,841

Basic Earnings (Losses) Per Share of Common Stock:
Income Before Cumulative Effect of Change in Accounting Principle	$2.91	$1.34	$1.17
Cumulative Effect of Change in Accounting Principle	—	—	(0.08)

Total	$2.91	$1.34	$1.09

Diluted Earnings (Losses) Per Share of Common Stock:
Income Before Cumulative Effect of Change in Accounting Principle	$2.83	$1.30	$1.14
Cumulative Effect of Change in Accounting Principle	—	—	(0.08)

Total	$2.83	$1.30	$1.06

See notes to consolidated financial statements.

32 THE MIDLAND COMPANY

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES

	December 31,
(Amounts in thousands)	2004	2003

ASSETS
Marketable Securities:
Fixed income (amortized cost, $745,514 in 2004 and $643,735 in 2003)	$770,639	$671,454
Equity (cost, $109,851 in 2004 and $87,998 in 2003)	200,799	174,868

Total	971,438	846,322
Cash	6,858	2,386
Accounts Receivable— Net	113,979	94,008
Reinsurance Recoverables and Prepaid Reinsurance Premiums	87,726	70,990
Property, Plant and Equipment— Net	68,312	69,328
Deferred Insurance Policy Acquisition Costs	90,423	87,873
Other Assets	25,948	21,309

Total Assets	$1,364,684	$1,192,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Unearned Insurance Premiums	$390,447	$383,869
Insurance Loss Reserves	232,915	204,833
Insurance Commissions Payable	45,374	30,522
Funds Held Under Reinsurance Agreements and Reinsurance Payables	11,465	6,978
Long-Term Debt	58,729	62,217
Notes Payable	33,177	33,625
Deferred Federal Income Tax	47,604	47,429
Other Payables and Accruals	88,697	66,685
Junior Subordinated Debentures	24,000	—

Total Liabilities	932,408	836,158

Commitments and Contingencies	—	—

Shareholders’ Equity:
Common stock (issued and outstanding: 18,807 shares at December 31 , 2004 and 17,643 shares at December 31 , 2003 after deducting treasury stock of 4,199 shares and 4,213 shares, respectively)	959	911
Additional paid-in capital	51,184	23,406
Retained earnings	350,141	299,752
Accumulated other comprehensive income	73,027	73,455
Treasury stock (at cost)	(43,035)	(41 ,442)
Unvested restricted stock awards	—	(24)

Total Shareholders’ Equity	432,276	356,058

Total Liabilities and Shareholders’ Equity	$1,364,684	$1,192,216

See notes to consolidated financial statements.

THE MIDLAND COMPANY 33

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands)	Years Ended December 31, 2004, 2003 and 2002

				Accumulated		Unvested
		Additional		Other		Restricted		Compre-
	Common	Paid-In	Retained	Comprehensive	Treasury	Stock		hensive
	Stock	Capital	Earnings	Income	Stock	Awards	Total	Income

Balance, December 31, 2001	$911	$20,386	$264,057	$45,875	$(38,698)	$(655)	$291,876
Comprehensive income:
Net income			18,841				18,841	$18,841
Increase in unrealized gain on marketable securities, net of related income tax effect of $2,117				3,379			3,379	3,379
Other, net of federal income tax of $906				(1,681)			(1,681)	(1,681)

Total comprehensive income								$20,539

Purchase of treasury stock					(3,893)		(3,893)
Issuance of treasury stock for options exercised and other employee benefit plans		627			1,049		1,676
Cash dividends declared			(3,072)				(3,072)
Federal income tax benefit related to the exercise or granting of stock awards		1,570					1,570
Amortization and cancellation of unvested restricted stock awards		(67)			(63)	342	212

Balance, December 31, 2002	911	22,516	279,826	47,573	(41,605)	(313)	308,908
Comprehensive income:
Net income			23,276				23,276	$23,276
Increase in unrealized gain on marketable securities, net of related income tax effect of $13,601				25,237			25,237	25,237
Other, net of federal income tax of $347				645			645	645

Total comprehensive income								$49,158

Purchase of treasury stock					(1,133)		(1,133)
Issuance of treasury stock for options exercised and other employee benefit plans		714			1,301		2,015
Cash dividends declared			(3,350)				(3,350)
Federal income tax benefit related to the exercise or granting of stock awards		182					182
Amortization and cancellation of unvested restricted stock awards		(6)			(5)	289	278

Balance, December 31, 2003	911	23,406	299,752	73,455	(41,442)	(24)	356,058
Comprehensive income:
Net income			54,238				54,238	$54,238
Increase in unrealized gain on marketable securities, net of related income tax effect of $518				966			966	966
Other, net of federal income tax of $750				(1,394)			(1,394)	(1,394)

Total comprehensive income								$53,810

Common stock issuance	48	25,022					25,070
Purchase of treasury stock					(2,918)		(2,918)
Issuance of treasury stock for options exercised and other employee benefit plans		1,642			1,325		2,967
Cash dividends declared			(3,849)				(3,849)
Federal income tax benefit related to the exercise or granting of stock awards		1,114					1,114
Amortization and cancellation of unvested restricted stock awards						24	24

Balance, December 31, 2004	$959	$51,184	$350,141	$73,027	$(43,035)	$—	$432,276

See notes to consolidated financial statements.

34 THE MIDLAND COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES

	Year Ended December 31,
(Amounts in thousands)	2004	2003	2002

Cash Flows from Operating Activities:
Net income	$54,238	$23,276	$18,841
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,867	9,742	8,307
Net realized losses (gains) from sale of investments	(9,169)	(3,767)	6,680
Cumulative effect of change in accounting for goodwill	—	—	2,250
Increase in insurance loss reserves	28,082	40,116	16,043
Increase (decrease) in other accounts payable and accruals	20,532	5,784	(5,586)
Decrease (increase) in net accounts receivable	(19,971)	8,087	(7,717)
Decrease (increase) in reinsurance recoverables and prepaid reinsurance premiums	(16,736)	5,636	(6,831)
Increase (decrease) in insurance commissions payable	14,852	(132)	3,767
Increase (decrease) in unearned insurance premiums	6,578	(22,442)	2,456
Increase (decrease) in funds held under reinsurance agreements and reinsurance payables	4,487	4,001	(3,320)
Increase in other assets	(4,315)	(2,788)	(805)
Decrease (increase) in deferred insurance policy acquisition costs	(2,550)	8,523	4,389
Provision (benefit) for deferred federal income tax	407	(2,162)	2,828
Other — net	1,604	3,075	1,236

Net cash provided by operating activities	88,906	76,949	42,538

Cash Flows from Investing Activities:
Purchase of marketable securities	(617,105)	(509,516)	(305,731)
Sale of marketable securities	407,729	333,637	243,363
Maturity of marketable securities	76,946	86,626	58,772
Decrease (increase) in cash equivalent marketable securities	15,992	22,089	(34,774)
Acquisition of property, plant and equipment	(11,699)	(15,019)	(10,667)
Proceeds from sale of property, plant and equipment	2,243	517	159

Net cash used in investing activities	(125,894)	(81,666)	(48,878)

Cash Flows from Financing Activities:
Proceeds from common stock issuance	25,070	—	—
Issuance of junior subordinated debentures	24,000	—	—
Dividends paid	(3,723)	(3,281)	(3,014)
Issuance of treasury stock	2,967	2,015	1,676
Increase (decrease) in other notes payable	(448)	(9,613)	7,716
Issuance of long-term debt	—	14,797	—
Repayment of long-term debt	(3,488)	(1,657)	(1,456)
Purchase of treasury stock	(2,918)	(1,133)	(3,893)

Net cash provided by financing activities	41,460	1,128	1,029

Net Increase (Decrease) in Cash	4,472	(3,589)	(5,311)

Cash at Beginning of Year	2,386	5,975	11,286

Cash at End of Year	$6,858	$2,386	$5,975

Interest Paid	$4,470	$3,528	$3,852
Income Taxes Paid	$22,869	$1,946	$6,700

In 2003, an obligation of $2,649 was incurred when the Company capitalized a lease related to a certain piece of transportation equipment upon adoption of FASB Interpretation No. 46.

See notes to consolidated financial statements.

THE MIDLAND COMPANY 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31, 2004, 2003 and 2002

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Midland Company (the Company or Midland) operates in two industries — insurance and transportation with the most significant business activities being in insurance. Midland’s insurance operations are conducted through its wholly-owned subsidiary, American Modern Insurance Group, Inc. (American Modern). M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, sugar and other cargos primarily on the lower Mississippi River and its tributaries.

     The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make numerous estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

     Principles of Consolidation—The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. Certain prior year amounts have been reclassified to conform to current year presentation.

     Marketable Securities — Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders’ equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis. Derivatives are valued separately and the change in market value of the derivatives is included in Net Realized Investment Gains (Losses) on the Consolidated Statements of Income.

     Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer and the Company’s intent to sell or its ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within Net Realized Investment Gains (Losses) in the Consolidated Statements of Income.

     Properly and Depreciation — Property, plant and equipment are recorded at cost. The Company periodically measures fixed assets for impairment. Depreciation and amortization are generally calculated over the estimated useful lives of the respective properties (buildings and equipment - 15 to 35 years, furniture and equipment - 3 to 7 years, and barges - 20 years).

     The Company has implemented several modules and is continuing the process of developing an information technology system for its insurance operations. The system is known as modernLINK® and its development began in 2000 and will continue over the next several years. Certain costs that are directly related with this system are capitalized. As components of the system are implemented and placed into service, depreciation commences using the straight-line method of depreciation over a four-year period.

     Federal Income Tax — Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. The Company continually reviews deferred tax assets to determine the necessity of a valuation allowance.

     The Company files a consolidated federal income tax return which includes all subsidiaries.

     Insurance Income — Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily pre-paid commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

     Insurance Loss Reserves — Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience and other assumptions, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.

     Allowance for Losses — Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover probable future losses.

     Reinsurance — In order to limit its exposure to certain levels of risks, the Company cedes varying portions of its written premiums to other insurance companies. As such, the Company limits its loss exposure to that portion of the insurable risk it retains. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. However, if a reinsurer fails to honor its obligations, American Modern could suffer additional losses as the reinsurance contracts do not relieve American Modern of its obligations to policyholders.

36 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

     American Modern and its independent reinsurance brokers regularly conduct “market security” evaluations of both its current and prospective reinsurers. Such evaluations include a complete review of each reinsurer’s financial condition along with an assessment of credit risk concentrations arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The specific evaluation procedures include, but are not limited to, reviewing the periodic financial statements and ratings assigned to each reinsurer from rating agencies such as S&P, Moody’s and A.M. Best. During 2004, more than 85% of the Company’s catastrophe reinsurers had an A.M. Best or S&P rating of “A” or higher.

     In addition, American Modern may, in some cases, require reinsurers to establish trust funds and maintain letters of credit to further minimize possible exposures. All reinsurance amounts owed to American Modern are current and management believes that no allowance for uncollectible accounts related to this recoverable is necessary. Management also believes there is no significant concentration of credit risk arising from any single reinsurer.

     The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

     Transportation Revenues — Revenues for river transportation activities are recognized when earned. If freight services are in process at the end of a reporting period, an allocation of revenue between reporting periods is made based on relative transit time in each reporting period with expenses recognized as incurred.

     Statements of Cash Flows — For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

     Fair Value of Financial Instruments — The carrying values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. Generally, the fair value of investments, including derivatives, is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.

     Derivative Instruments—The Company accounts for its derivatives under Statement of Financial Accounting Standard (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The standard requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to either accumulated other comprehensive income or current earnings or both, as appropriate. During 2002, the Company entered into a series of interest rate swaps to convert $30 million of floating rate debt to a fixed rate. The interest rate swaps were designated as a cash flow hedge and were deemed to be 100% effective. Thus, the changes in the fair value of the swap agreements are recorded as a separate component of shareholders’ equity and have no impact on the Consolidated Statements of Income. At December 31, 2004, 2003 and 2002, $0.3 million, $0.9 million and $1.3 million, respectively, in deferred losses, net of tax, related to this hedge were recorded in accumulated other comprehensive income. The fair value of the Company’s interest rate swaps at December 31, 2004 and 2003 of $0.5 million and $1.4 million, respectively, is included in Other Payables and Accruals. For the year ended December 31, 2004, there were no cash flow hedges that were discontinued related to forecasted transactions deemed not probable of occurring.

     Stock Option and Award Plans — Midland has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the “intrinsic value” based method under the provisions of Accounting Principles Board (APB) Opinion No. 25 and its related interpretations. Midland’s equity compensation plans are described more fully in Note 14.

     The fair values of the 2004, 2003 and 2002 option grants were estimated on the date of the grant using the Black Scholes option-pricing model with the following (weighted average) assumptions:

	2004	2003	2002

Fair value of options granted	$8.77	$6.07	$7.48
Dividend yield	1.0%	1.1%	1.2%
Expected volatility	31.6%	31.5%	29.1%
Risk free interest rate	3.6%	3.6%	4.9%
Expected life (in years)	7	7	7

     Midland accounts for stock options using the “intrinsic value”method, therefore no compensation cost has been recognized for the stock option plans. Had the Company accounted for all stock based employee compensation under the fair value method (SFAS 123), the Company’s 2004, 2003 and 2002 net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000’s, except per share data):

	2004	2003	2002

Net Income as Reported	$54,238	$23,276	$18,841

Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	1,053	892	700

Proforma Net Income	$53,185	$22,384	$18,141

Average shares outstanding
Basic	18,618	17,417	17,323
Diluted	19,190	17,937	17,789

Earnings per share
Basic — as reported	$2.91	$1.34	$1.09
Basic— proforma	2.86	1.29	1.05

Diluted — as reported	$2.83	$1.30	$1.06
Diluted — proforma	2.77	1.25	1.02

     Compensation expense in the pro-forma disclosure is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

THE MIDLAND COMPANY 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

     New Accounting Standards — In March 2004, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached by the Emerging Issues Task Force in Issue 03 -1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. Generally, an impairment is considered other-than-temporary unless: (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying value of the investment; and (b) evidence indicating that the carrying value of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying value and its fair value.

     In September 2004, the FASB deferred the effective date of paragraphs 10 through 20 of EITF 03-1 pending further guidance. Gross unrealized losses on available for sale securities were $1.4 million at December 31, 2004. Any other-than-temporary impairments that may possibly be recognized upon adoption of paragraphs 10 through 20 will be dependent on market conditions and management’s intent and ability to hold any such potentially impaired securities.

     In December 2004, the FASB issued SFAS 123 (Revised 2004), “Share-Based Payment”, and is required to be applied as of the first interim or annual reporting period that begins after June 15, 2005. The revised statement (SFAS No. 123(R)) requires compensation cost relating to share-based payment transactions to be recognized in a company’s financial statements under the fair value method. SFAS No. 123(R) replaces FASB Statement 123 “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Midland is currently assessing the transition to SFAS 123(R) and does not expect its impact in 2005 to be significantly greater than the 2004 pro forma amounts.

     The FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, SFAS No. 152, “Accounting for Real Estate Time Sharing Transactions, an amendment of FASB Statements No. 66 and 67”, and SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” during 2004, all of which are effective for fiscal years beginning after June 15, 2005. The adoption of these statements will not have a material impact on Midland’s consolidated financial position or results of operations.

     Reclassifications—Certain prior period amounts have been reclassified to conform to the current year’s classification.

2. MARKETABLE SECURITIES

	Thousands of Dollars
	Cost or
	Amortized	Gross Unrealized		Fair
2004	Cost	Gains	Losses	Value

Debt Securities:
Governments	$102,121	$2,335	$145	$104,311
Mortgage Backed	181,083	2,540	449	183,174
Municipals	231,450	9,073	261	240,262
Corporates	181,344	12,206	174	193,376
Cash Equivalents	35,242	—	—	35,242
Other — Notes Receivable	5,800	—	—	5,800
Accrued Interest	8,474	—	—	8,474

Total	745,514	26,154	1,029	770,639

Equity Securities	106,453	91,343	395	197,401
Derivatives	2,451	—	—	2,451
Accrued Dividends	947	—	—	947

Total	109,851	91,343	395	200,799

Total Marketable Securities	$855,365	$117,497	$1,424	$971,438

	Thousands of Dollars
	Cost or
	Amortized	Gross Unrealized		Fair
2003	Cost	Gains	Losses	Value

Debt Securities:
Governments	$63,112	$2,066	$104	$65,074
Mortgage Backed	171,996	3,715	327	175,384
Municipals	177,973	10,845	230	188,588
Corporates	166,119	12,086	332	177,873
Cash Equivalents	51,234	—	—	51,234
Other—Notes Receivable	6,209	—	—	6,209
Accrued Interest	7,092	—	—	7,092

Total	643,735	28,712	993	671,454

Equity Securities	85,543	87,798	928	172,413
Derivatives	1,687	—	—	1,687
Accrued Dividends	768	—	—	768

Total	87,998	87,798	928	174,868

Total Marketable Securities	$731,733	$116,510	$1,921	$846,322

     At December 31, 2004 and 2003, the fair value of the Company’s investment in the common stock of US Bancorp, which exceeded 10% of the Company’s shareholders’ equity, was $77.1 million and $73.3 million, respectively. Also, at December 31, 2004 and 2003, the market value of the Company’s investment portfolio includes approximately $48.6 million and $49.2 million, respectively, of convertible securities, some of which contain derivatives features.

38 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

     The following is investment information summarized by investment category (amounts in 000’s):

	2004	2003	2002
Investment Income:
Interest on Fixed Income Securities	$32,523	$28,714	$31,274
Dividends on Equity Securities	6,547	6,095	6,080
Investment Expense	(1,905)	(1,530)	(1,455)

Net Investment Income	$37,165	$33,279	$35,899

Net Realized Investment Gains (Losses):
Fixed Income:
Gross Realized Gains	$5,121	$8,172	$6,333

Gross Realized Losses:
Other-than-temporary impairments	—	—	(2,725)
All other	(2,109)	(2,487)	(4,934)

Total gross realized losses	(2,109)	(2,487)	(7,659)

Equity Securities:
Gross Realized Gains	10,962	3,996	3,414

Gross Realized Losses:
Other-than-temporary impairments	—	(1,898)	(1,914)
All other	(4,041)	(3,217)	(7,074)

Total gross realized losses	(4,041)	(5,115)	(8,988)

Net Realized Investment Gains (Losses)	$9,933	$4,566	$(6,900)

Change in Unrealized Investment Gains (Losses):
Fixed Income	$(2,594)	$(433)	$15,556
Equity Securities	4,078	39,271	(10,060)

Change in Unrealized
Investment Gains (Losses)	$1,484	$38,838	$5,496

     Included in Net Realized Investment Gains (Losses) for 2004, 2003 and 2002 is the change in the fair value of derivative features of (amounts in 000’s) $764, $799 and $(220) respectively.

     The cost or amortized cost and approximate fair value of debt securities held at December 31, 2004, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000’s).

	Cost or
	Amortized	Fair
	Cost	Value
One year or less	$39,802	$40,038
After one year through five years	201,634	207,913
After five years through ten years	221,614	233,053
After 10 years	282,464	289,635

Total	$745,514	$770,639

     The Company’s fixed income portfolio primarily consists of high quality investment grade securities and has an “AA” Standard & Poor’s average quality rating at December 31, 2004. The Company performs quarterly comprehensive reviews of individual fixed income and equity portfolio holdings that have a market value less than their respective carrying value. The Company, with the assistance of its external professional money managers, applies both quantitative and qualitative criteria in its evaluation of possible other-than-temporary impairment, including facts specific to each individual investment, including, but not limited to, the length of time the fair value has been below carrying value, the extent of the decline, the Company’s intent to hold or sell the security, the expectation for each security’s performance as well as prospects for recovery, the credit worthiness and related liquidity of the issuer and the issuer’s business sector.

     The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003 (amounts in 000’s).

2004	Less Than 12 Months
	Fair	Unrealized	Number
	Value	Losses	Securities
Governments	$29,708	$145	24
Mortgage backed	57,896	331	44
Municipals	33,139	232	33
Corporates	20,193	174	30

Total Debt Securities	140,936	882	131

Equity Securities	12,531	395	33

Total	$153,467	$1,277	164

	12 Months or More
	Fair	Unrealized	Number
	Value	Losses	Securities
Governments	$—	$—	—
Mortgage backed	2,645	118	7
Municipals	1,004	29	2
Corporates	—	—	—

Total Debt Securities	3,649	147	9

Equity Securities	—	—	—

Total	$3,649	$147	9

	Total
	Fair	Unrealized	Number
	Value	Losses	Securities
Governments	$29,708	$145	24
Mortgage backed	60,541	449	51
Municipals	34,143	261	35
Corporates	20,193	174	30

Total Debt Securities	144,585	1,029	140

Equity Securities	12,531	395	33

Total	$157,116	$1,424	173

THE MIDLAND COMPANY 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

2003	Less Than 12 Months
	Fair	Unrealized	Number
	Value	Losses	Securities
Governments	$6,953	$105	10
Mortgage backed	27,820	322	28
Municipals	10,171	230	10
Corporates	11,494	219	23

Total Debt Securities	56,438	876	71

Equity Securities	4,163	206	16

Total	$60,601	$1,082	87

	12 Months or More
	Fair	Unrealized	Number
	Value	Losses	Securities
Governments	$—	$—	—
Mortgage backed	—	—	—
Municipals	—	—	—
Corporates	1,159	117	3

Total Debt Securities	1,159	117	3

Equity Securities	5,670	722	17

Total	$6,829	$839	20

	Total
	Fair	Unrealized	Number
	Value	Losses	Securities
Governments	$6,953	$105	10
Mortgage backed	27,820	322	28
Municipals	10,171	230	10
Corporates	12,653	336	26

Total Debt Securities	57,597	993	74

Equity Securities	9,833	928	33

Total	$67,430	$1,921	107

3. ACCOUNTS RECEIVABLE—NET

     Accounts receivable at December 31, 2004 and 2003 are generally due within one year and consist of the following (amounts in 000’s):

	2004	2003
Insurance	$98,393	$85,259
Transportation	8,544	4,104
Other	7,868	5,471

Total	114,805	94,834
Less Allowance for Losses	826	826

Accounts Receivable—Net	$113,979	$94,008

4. PROPERTY, PLANT AND EQUIPMENT—NET

     At December 31, 2004 and 2003, property, plant and equipment stated at original cost consist of the following (amounts in 000’s):

	2004	2003
Land	$1,491	$1,341
Buildings, Improvements, Fixtures, etc.	65,341	66,487
Transportation Equipment	41,074	45,625
Software Development	18,677	12,909

Total	126,583	126,362
Less Accumulated Depreciation and Amortization	58,271	57,034

Property, Plant and Equipment—Net	$68,312	$69,328

     Total rent expense related to the rental of equipment included in the accompanying Consolidated Statements of Income is (amounts in 000’s) $3,756 in 2004, $4,889 in 2003 and $5,839 in 2002. Future rentals under non-cancelable operating leases are approximately (amounts in 000’s): $1,232 – 2005; $871 – 2006; $854 – 2007; $602 – 2008; $566 in 2009 and $3,016 – thereafter.

     The Company acquired 30 new and 27 used barges in 2003 at a total cost of $9.4 million and acquired 37 used barges in 2004 at a cost of $2.1 million. The Company also has a commitment of $9.9 million for certain transportation equipment in 2005.

     Depreciation expense recorded in 2004, 2003 and 2002 was (amounts in 000’s): $10,043, $8,956 and $8,093, respectively.

     As of December 31, 2004 and 2003, the unamortized balance of modernLINK’s software development costs was $9.9 million and $8.8 million, respectively.

5. DEFERRED INSURANCE POLICY ACQUISITION COSTS

     Acquisition costs incurred and capitalized during 2004, 2003 and 2002 amounted to $203.7 million, $169.1 million and $165.1 million, respectively. Amortization of deferred acquisition costs was $201.2 million, $177.6 million and $169.5 million for 2004, 2003 and 2002, respectively.

6. GOODWILL

     On January 1, 2002 Midland adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 changed the accounting for goodwill from an amortization method to the impairment approach. Upon the adoption of the statement, Midland ceased amortizing goodwill, including goodwill recorded from past business combinations. As a result of the initial impairment test, Midland recorded an impairment charge of $(1.5) million, net of tax of $787,000, or $(0.08) per share (diluted), in its Other Insurance segment in the first quarter of 2002. This charge is reported separately in the income statement as a Cumulative Effect of Change in Accounting Principle. The fair value of that reporting unit was estimated using the expected present value of future cash flows. There were no additional impairment charges incurred in 2002, 2003 or 2004 as a result of the Company’s impairment review. As of December 31, 2004, the remaining goodwill balance, all of which is attributable to the Other Insurance segment, was $2.1 million and is included in Other Assets.

40 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

7. NOTES PAYABLE

     The Company had conventional lines of credit with commercial banks of $79 million and $75 million with $29 million and $30 million in use under these agreements at December 31, 2004 and 2003, respectively. Borrowings under these lines of credit constitute senior debt. Total commercial paper debt outstanding at December 31, 2004 and 2003 was $4.2 million and $3.6 million, respectively.

     The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 2.80% and 1.47% at December 31, 2004 and 2003, respectively.

8. LONG-TERM DEBT

     Long-term debt at December 31, 2004 and 2003 is summarized as follows (amounts in 000’s):

		2004	2003
Equipment Obligations, Due Through—
9.19%	June 20, 2007		$1,914
4.89%	August 13, 2008	$6,744	7,350
5.12%	December 11, 2008	1,197	1,300
Mortgage Notes, Due Through—
6.83%	December 20, 2005	14,788	15,653
Unsecured Notes Under a $72 million Credit Facility—
*5.57%	December 1, 2008	30,000	30,000
3.40%	December 1, 2008	6,000	6,000

Total Obligations		58,729	62,217
Current Maturities		15,532	1,574

Non Current Portion		$43,197	$60,643

*	In 2002, an interest rate swap agreement was entered into with a consortium of three banks. This agreement fixed the interest rate of this credit facility at 5.57% for the term of the agreement. The fair value of this agreement as of December 31, 2004 and 2003 was $(0.4) and $(1.4) million, respectively, and is included in Other Payables and accruals.

     Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $31.5 million at December 31, 2004.

     The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 2004 are (amounts in 000’s): 2005 – $15,532; 2006 – $782; 2007 – $821; 2008 – $41,594 and 2009 – $0.

     At December 31, 2004 and 2003, the carrying value of the Company’s long-term debt, excluding the fair value of the interest rate swap agreement disclosed separately above, approximated its fair value.

9. JUNIOR SUBORDINATED DEBENTURES

     Wholly-owned subsidiary trusts of Midland have issued preferred trust securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the trusts’ obligations. The preferred trust securities are mandatorily redeemable upon maturity or redemption of the subordinated debt and are an obligation of Midland. The interest rate related to these securities is based on the 90 day LIBOR rate plus 3.5%, not to exceed 12.5% through the optional redemption dates in April and May 2009, respectively. The interest rate was 5.8% at December 31, 2004. The junior subordinated debentures outstanding at December 31, 2004 are due in 2034. They consist of $12 million issued in April 2004 and $12 million issued in May 2004 that are redeemable at the Company’s option any time after April and May 2009, respectively.

10. FEDERAL INCOME TAX

     The provision for federal income tax is summarized as follows (amounts in 000’s):

	2004	2003	2002
Current provision	$22,459	$9,118	$2,609
Deferred provision (benefit)	407	(2,162)	2,828

Total	$22,866	$6,956	$5,437

     The federal income tax provision for the years ended December 31, 2004, 2003 and 2002 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000’s):

	2004	2003	2002
Federal income tax at statutory rate	$26,986	$10,581	$9,009
Tax effect of:
Tax exempt interest and excludable dividend income	(4,401)	(3,762)	(3,925)
Other—net	281	137	353

Provision for federal income tax	$22,866	$6,956	$5,437

THE MIDLAND COMPANY 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

     Significant components of the Company’s net deferred federal income tax liability are summarized as follows (amounts in 000’s):

	2004	2003
Deferred tax liabilities:
Deferred insurance policy acquisition costs	$28,850	$27,592
Unrealized gain on marketable securities	40,615	40,097
Accelerated depreciation	9,315	9,591
Other	4,294	3,605

Sub–total	83,074	80,885

Deferred tax assets:
Unearned insurance premiums	23,997	23,028
Pension expense	919	636
Insurance loss reserves	5,048	4,377
Other	5,506	5,415

Sub–total	35,470	33,456

Deferred federal income tax	$47,604	$47,429

     For 2004, 2003 and 2002, $1,114, $182 and $1,570, respectively, of income tax benefits applicable to deductible compensation related to stock options exercised and restricted stock issued were credited to shareholders’ equity.

11. REINSURANCE

     Premium income in the accompanying consolidated statements of income include approximately (amount in 000’s) $54,088, $56,184 and $82,978 of earned premiums on assumed business and is net of approximately $69,444, $62,677, and $53,087 of earned premiums on ceded business for 2004, 2003, and 2002, respectively. Written premiums consist of the following (amount in 000’s):

	2004	2003	2002
Direct	$680,061	$630,859	$565,556
Assumed	74,420	49,233	69,465
Ceded	(69,576)	(51,445)	(61,683)

Net	$684,905	$628,647	$573,338

     The net earned premium for the property and casualty group for 2004, 2003 and 2002 was $661,579, $623,971 and $565,676, respectively.

     The amounts of recoveries pertaining to property and casualty reinsurance contracts that were deducted from losses incurred during 2004, 2003 and 2002 were (amounts in 000’s): $38,295, $23,151 and $10,317, respectively.

12. INSURANCE LOSS RESERVES

     Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000’s):

	2004	2003	2002
Balance at January 1	$169,931	$131,703	$122,167
Less reinsurance recoverables	20,453	16,119	19,309

Net balance at January 1	149,478	115,584	102,858

Incurred related to:
Current year	359,504	374,580	343,600
Prior years	(17,551)	12,031	(8,371)

Total incurred	341,953	386,611	335,229

Paid related to:
Current year	257,061	281,731	268,343
Prior years	68,068	70,986	54,160

Total paid	325,129	352,717	322,503

Net balance at December 31	166,302	149,478	115,584
Plus reinsurance recoverables	31,364	20,453	16,119

Balance at December 31	$197,666	$169,931	$131,703

     The $17.6 million of favorable loss development in 2004 was due primarily to claims settling in 2004 for less than the case basis reserve amounts recorded at the end of 2003. The manufactured housing and discontinued commercial liability products accounted for approximately 50% of this favorable development with the remainder spread out over various insurance products. During 2003, the Company incurred losses of $12.0 million related to prior years. The $12.0 million of adverse development pertaining to years prior to 2003 is attributable to claims that had been incurred in prior years but reported for the first time in 2003. These claims were concentrated in our previously exited commercial liability product. During 2002, the Company experienced favorable development of $8.4 million related to its loss reserves recorded at the end of 2001. This favorable development was due to various insurance products and related to both case basis reserve development and claims incurred prior to 2002 but reported for the first time in 2002.

42 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

	2004	2003	2002
Property and Casualty Gross Loss Reserves	$197,664	$169,931	$131,703
Life and Other Gross Loss Reserves	13,434	12,147	11,214
Outstanding Checks and Drafts	21,817	22,755	21,800

Consolidated Gross Loss Reserves	$232,915	$204,833	$164,717

     Loss reserves, net of reinsurance, for Life and Other totaled $6.9 million, $6.8 million and $6.3 million at December 31, 2004, 2003 and 2002 respectively.

13. BENEFIT PLANS

     The Company has a qualified defined benefit pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant’s highest compensation during five consecutive years of employment. The Company’s funding policy is to contribute annually an amount sufficient to satisfy ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. All employees hired subsequent to that election are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed $1.9 million, $2.0 million and $1.8 million to the qualified self-directed retirement plan for the years 2004, 2003 and 2002, respectively.

     The Company has a qualified 401(k) savings plan, a funded non-qualified savings plan and a funded non-qualified self-directed retirement plan. The Company contributed (amounts in 000’s) $1,118, $960 and $908 to the qualified 401(k) savings plan and $228, $211 and $182 to the non-qualified savings plan for the years 2004, 2003 and 2002, respectively.

     The Company also has an unfunded non-qualified defined benefit pension plan.

     The Company uses a measurement date of December 31 for its pension plans.

     The following tables include amounts related to both the qualified and non-qualified defined benefit pension plans (amounts in 000’s except for percentages):

	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$23,716	$21,638
Service cost	804	757
Interest cost	1,500	1,455
Actuarial loss	2,610	696
Benefits paid	(940)	(830)

Benefit obligation at end of year (accumulated benefit obligation of $23,099 and $19,031,respectively)	$27,690	$23,716

Change in plan assets:
Fair value of plan assets at beginning of year	$18,715	$16,504
Actual return on plan assets	1,011	2,455
Employer contributions	7	586
Benefits paid	(940)	(830)

Fair value of plan assets at end of year	$18,793	$18,715

Funded status:
Funded status at end of year	$(8,897)	$(5,001)
Unrecognized net actuarial loss	7,898	4,756
Unrecognized prior service cost	333	364
Unrecognized net transition obligation (asset)	—	(72)

Prepaid (accrued) benefit cost	$(666)	$47

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost	$—	$495
Accrued benefit cost	(666)	(448)
Additional minimum liability	(3,640)	(168)
Intangible asset	333	7
Accumulated other comprehensive income	3,307	161

Net amount recognized at end of year	$(666)	$47

	2004	2003	2002
Components of net periodic benefit cost:
Service cost	$804	$757	$714
Interest cost	1,500	1,455	1,395
Expected return on assets	(1,629)	(1,575)	(1,503)
Amortization of:
Transition asset	(72)	(96)	(96)
Prior service cost	31	31	31
Actuarial loss	86	53	30

Net periodic benefit cost	$720	$625	$571

THE MIDLAND COMPANY 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

     The assumptions used relative to the plans are evaluated annually and updated as necessary. The discount rate assumption is based on the Moody’s AA rate. The expected long-term rate of return assumption was based on actuarial recommendations, economic conditions and the historical performance of the plan’s investment portfolio over the past ten years.

	2004	2003	2002

Assumptions:
Weighted average assumptions:
For disclosure:
Discount rate	5.75%	6.00%	6.75%
Rate of compensation increase	4.00%	4.00%	4.25%

For measuring net periodic pension benefit cost:
Discount rate	6.00%	6.75%	7.25%
Rate of compensation increase	4.00%	4.25%	4.25%

Expected return on plan assets	8.00%	8.00%	9.40%

     Plan assets consist primarily of equity and fixed income securities managed by non-affiliated professional investment managers. No plan assets are invested in either real estate or the Company’s stock. The following table reflects the asset allocations at fair value related to plan assets in 2004 and 2003:

	Weighted average
	asset allocation
	2004	2003

Total equity securities	62%	62%
Total fixed income securities	36%	37%
Cash and cash equivalents	2%	1%

Total	100%	100%

     The primary objective for the investment of plan assets is the preservation of capital with an emphasis on long-term growth without undue exposure to risk. Targeted allocations are 50% to 80% for equities and 20% to 50% for fixed income securities.

     The Company’s qualified defined benefit pension plan had projected benefit obligations, accumulated benefit obligations and fair value of plan assets amounting to (in 000’s) $26,022, $21,734 and $18,794 in 2004 and $22,356, $18,415 and $18,715 in 2003, respectively. The Company’s non-qualified defined benefit plan had projected benefit obligations, accumulated benefit obligations and fair value of plan assets amounting to (in 000’s) $1,699, $1,365 and $0 in 2004 and $1,361, $616 and $0 in 2003, respectively.

     The Company plans to make its required cash contribution of $0.6 million for the 2004 plan year by September 2005. The Company’s expected pension benefit payments, which reflect expected future service, for the next ten years are as follows (amounts in 000’s): 2005 — $1,050; 2006 - $1,048; 2007 — $1,254; 2008 — $1,311; 2009 — $1,354; 2010 through 2014 — $8,580.

     At December 31, 2004 and 2003, the Company’s additional minimum pension liabilities were $3.6 million and $0.2 million, respectively. Related to these actuarily determined minimum pension liabilities, comprehensive income was reduced by $1.4 million and $0.1 million, net of deferred federal income taxes, at December 31, 2004 and 2003, respectively.

14. STOCK OPTIONS AND AWARD PLANS

     Midland’s equity compensation plans include plans for restricted stock, performance shares and non-qualified stock options.

     The Company implemented a restricted stock award program during 1993. Under this program, restricted grants of the Company’s common stock will vest after a five-year incentive period, conditioned upon the recipient’s employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the other rights of outstanding shares. In 2002, 325,000 shares were distributed under this program relating to the 1997 grant. In 2004, 202,000 shares were distributed relating to the 1999 grant. At December 31, 2004, no restricted stock awards are outstanding.

     In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement period and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. In 2004, 26,000 shares were issued under this program, 34,000 shares have been earned and are scheduled for distribution in 2005, and a maximum of 92,000 and 78,000 shares could potentially be issued in 2006 and 2007, respectively, related to this program. The expected fair value of these awards is charged to compensation expense over the performance period.

44 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

     Under the Company’s stock option plans, all of the outstanding stock options at December 31, 2004 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Of these stock options, 753,000 were exercisable at December 31, 2004, and 199,000, 155,000, 112,000 and 52,000 options become exercisable in 2005, 2006, 2007 and 2008, respectively.

A summary of stock option transactions follows:

	2004		2003		2002
		Wtd.		Wtd.		Wtd.
		Avg.		Avg.		Avg.
	(000’s) Shares	Option Price	(000’s) Shares	Option Price	(000’s) Shares	Option Price

Outstanding, beginning of year	1,091	$15.73	877	$14.85	747	$12.83
Exercised	(43)	14.64	(60)	10.26	(52)	10.24
Forfeited	(17)	17.72	(17)	15.31	(46)	16.65
Granted	241	24.40	291	17.23	228	20.78

Outstanding, end of year	1,272	$17.38	1,091	$15.73	877	$14.85

Exercisable, end of year	753	$15.12	552	$14.16	417	$12.76

     Information regarding such outstanding options at December 31, 2004 follows:

	Outstanding
Remaining	Options
Life	(000's)	Price

Less than one year	18	$8.46
Two years	18	6.32
Four years	48	13.05
Five years	261	11.38
Six years	212	16.60
Seven years	199	20.78
Eight years	278	17.23
Nine years	238	24.40

Total outstanding	1,272

Weighted average price		$17.38

     At December 31, 2004, options exercisable have exercise prices between $6.32 and $24.40 and an average contractual life of approximately 5.8 years.

     At December 31, 2004, 1,684,000 common shares are authorized for future option award or stock grants.

15. EARNINGS PER SHARE

     The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2004, 2003 or 2002.

	Shares in 000's
	2004	2003	2002

Shares used in basic EPS calculation (average shares outstanding)	18,618	17,417	17,323
Effect of dilutive stock options	455	266	252
Effect of dilutive restricted stock grants	—	162	147
Effect of dilutive performance stock awards	117	92	67

Shares used in diluted EPS calculation	19,190	17,937	17,789

16. CONTINGENCIES

     Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company’s consolidated financial position, results of operations or cash flows. The Company also has credit exposure with customers, generally in the form of premiums receivable. Management monitors these exposures on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the customers, the Company cannot assure collections in full. Where appropriate, the Company has provided a reserve for such exposures.

17. SHAREHOLDERS’ EQUITY

     The Company has 40,000,000 shares of common stock authorized for issuance without par value (stated value of $.042 a share). The Company also has 1,000,000 shares of preferred stock authorized, without par value, none of which have been issued.

     On February 5, 2004, the Company sold 1,150,000 shares of its common stock pursuant to an approved universal shelf registration statement previously filed with the Securities and Exchange Commission on October 21, 2003. The net proceeds derived from the sale of $25.1 million were used to increase the capital and paid-in surplus of the Company’s insurance subsidiaries to fund future growth and for other general corporate purposes.

THE MIDLAND COMPANY 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THE MIDLAND COMPANY AND SUBSIDIARIES

     In January 2001, the Company’s Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company’s common stock and 414,000 of these shares had been repurchased as of December 31, 2004.

     The change in accumulated other comprehensive income is due to changes related to the unrealized gains and losses on investments, the fair value of interest rate swaps and additional minimum pension liability as follows (amounts in 000’s):

	2004	2003	2002

Unrealized holding gains (losses) on securities arising during the period	$7,421	$28,205	$(1,404)
Reclassification adjustment:
Impact of net realized loss (gain)	(9,933)	(4,566)	6,900
Income taxes on above	3,478	1,598	(2,117)

Change in unrealized gains (losses) on securities, net	966	25,237	3,379

Fair value of interest rate swaps	1,002	511	(1,945)
Income taxes on above	(351)	(179)	681

Change in interest rate swaps, net	651	332	(1,264)

Additional Pension Liability	(3,146)	481	(642)
Income Taxes	1,101	(168)	225

Change in additional pension liability, net	(2,045)	313	(417)

Net increase (decrease) in accumulated other comprehensive income	$(428)	$25,882	$1,698

     The insurance subsidiaries are subject to state regulations which limit by reference to statutory net income and policyholders’ surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2005 without regulatory approval total approximately (amounts in 000’s): $51,231; such subsidiaries paid cash dividends of $2,600 in 2004, $5,000 in 2003 and $8,900 in 2002.

     Net income as reported by the Company’s insurance subsidiaries, determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company’s insurance subsidiaries was (amounts in 000’s): $57,677, $34,518 and $20,809 for 2004, 2003 and 2002, respectively. Statutory surplus as reported by the Company’s insurance subsidiaries, was (amounts in 000’s): $355,518 and $289,915 at December 31, 2004 and 2003, respectively.

18. RELATED PARTY TRANSACTIONS

     The Company has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. Many of the investors in this program are executive officers and directors of the Company. Total commercial paper debt outstanding at December 31, 2004 and 2003 was $4.2 million and $3.6 million, respectively, of which $3.5 million and $3.0 million at those respective dates represented notes held either directly or indirectly by the executive officers and directors of the Company. The effective annual yield paid to all participants in this program was 2.3% as of December 31, 2004, a rate that is considered to be competitive with the market rate for similar instruments.

19. INDUSTRY SEGMENTS

     The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and are based on significant product groups, which include personal lines property, personal lines casualty, financial services, all other insurance and transportation.

     The personal lines property segment includes primarily manufactured housing and site-built dwelling insurance products. Approximately 44% of American Modern’s property and casualty and credit life gross written premium relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with many coverages similar to homeowner’s insurance policies. The personal lines casualty segment includes specialty insurance products such as motorcycle, watercraft, recreational vehicle, collector car and snowmobile. The financial services segment includes specialty insurance products such as mortgage fire, collateral protection and debt cancellation, which are sold to financial institutions or their customers. The all other insurance segment includes products such as credit life, long-haul truck physical damage, commercial, excess and surplus lines and also includes the results of our fee producing subsidiaries.

     The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.

46 THE MIDLAND COMPANY

THE MIDLAND COMPANY AND SUBSIDIARIES

     Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2004, 2003 and 2002 (amounts in 000’s):

	Insurance Group
	Personal	Personal			Unallocated		Corporate
	Lines	Lines	Financial	All Other	Insurance		and All	Intersegment
	Property	Casualty	Services	Insurance	Amounts	Transportation	Other	Elimination	Total

2004
Revenues—External customers	$406,544	$121,432	$86,803	$76,405		$45,379	$180		$736,743
Net investment income	19,120	6,107	3,615	6,902	$172		1,546	$(297)	37,165
Net realized investment gains					19,623		43	(9,733)	9,933
Interest expense					2,038	856	2,730	(455)	5,169
Depreciation and amortization	4,238	1,836	275	570		2,296	1,652		10,867
Income before taxes	47,418	4,987	6,991	12,396	17,816	1,689	(4,460)	(9,733)	77,104
Income tax expense					27,662	599	(1,989)	(3,406)	22,866
Acquisition of fixed assets					9,392	2,160	147		11,699
Identifiable assets					1,248,521	38,869	113,716	(36,422)	1,364,684

2003
Revenues—External customers	$413,300	$119,794	$54,742	$64,292		$28,240	$(26)		$680,342
Net investment income	18,330	5,230	2,527	6,914	$185	2	307	$(216)	33,279
Net realized investment gains					4,566				4,566
Interest expense					2,124	423	1,952	(757)	3,742
Depreciation and amortization	3,807	1,791	191	599		2,224	1,130		9,742
Income (loss) before taxes	34,849	(11,452)	6,797	(3,501)	5,190	1,270	(2,921)		30,232
Income tax expense					7,835	455	(1,334)		6,956
Acquisition of fixed assets					5,355	9,644	20		15,019
Identifiable assets					1,119,252	30,990	66,069	(24,095)	1,192,216

2002
Revenues—External customers	$392,515	$93,502	$40,648	$64,695		$23,285	$64		$614,709
Net investment income	21,535	4,494	1,703	7,528	$485	25	444	$(315)	35,899
Net realized investment gains					(6,900)				(6,900)
Interest expense					2,124	215	2,479	(969)	3,849
Depreciation and amortization	3,540	1,301	191	523		1,627	1,125		8,307
Income (loss) before taxes	17,912	1,012	3,198	12,538	(7,541)	464	(1,842)		25,741
Income tax expense					5,939	168	(670)		5,437
Change in accounting principle				(1,463)					(1,463)
Acquisition of fixed assets					10,598		69		10,667
Identifiable assets					1,032,034	22,469	63,425	(16,792)	1,101,136

     The amounts shown for personal lines property, personal lines casualty, financial services, all other insurance and unallocated insurance comprise the consolidated amounts for Midland’s insurance operations subsidiary, American Modern Insurance Group, Inc. Intersegment revenues were not significant for 2004, 2003 or 2002. During 2004 the Midland parent company purchased 492,634 shares of U.S. Bancorp common stock from American Modern Insurance Group, Inc. The effects of this transaction were eliminated from consolidated net realized investment gains, income before taxes and income tax expense.

     Revenues reported above, by definition, exclude investment income and realized gains. For income before taxes reported above, insurance investment income is allocated to the insurance segments while realized gains and losses are included in Unallocated Insurance Amounts. The Company allocates insurance investment income to the segments based primarily on written premium volume. The Company does not allocate realized gains or losses to the segments as the Company evaluates the performance of the segments exclusive of the impact of realized gains or losses due to potential timing issues. Certain other amounts are also not allocated to segments by the Company.

     No single customer contributed in excess of 10% of consolidated revenues in 2004 or 2003. In 2002, revenues from one customer, GreenTree, which exceeded 10% of consolidated revenues, amounted to $78.6 million.

     Certain prior year amounts have been reclassified to conform with current year presentation.

THE MIDLAND COMPANY 47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Midland Company:

     We have audited the accompanying consolidated balance sheets of The Midland Company and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 6, the Company adopted Statement of Financial Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Cincinnati, Ohio
March 1, 2005

MANAGEMENT’S ASSESSMENT AS TO THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

     The Management of The Midland Company is responsible for establishing and maintaining adequate internal control, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

     The Company’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 as required by Section 404 of the Sarbanes Oxley Act of 2002. Management’s assessment is based on the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and was designed to provide reasonable assurance that the Company maintained effective internal control over financial reporting as of December 31, 2004. Based on our assessment, we believe that the Company maintained effective internal control over financial reporting as of December 31, 2004.

     The Company’s independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2004 and the Company’s management assessment of the internal control over financial reporting. This report appears on page 49.

John W. Hayden	John I. Von Lehman
President and	Executive Vice President,
Chief Executive Officer	Chief Financial Officer and Secretary

48 THE MIDLAND COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MIDLAND COMPANY AND SUBSIDIARIES

To the Shareholders and Board of Directors of The Midland Company:

     We have audited management’s assessment, included in the accompanying Management’s Assessment as to the Effectiveness of Internal Control over Financial Reporting, that The Midland Company and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 1, 2005 (which includes an explanatory paragraph related to the adoption on January 1, 2002 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”) expressed an unqualified opinion on those financial statements.

Cincinnati, Ohio
March 1, 2005

THE MIDLAND COMPANY 49

QUARTERLY DATA (UNAUDITED)

THE MIDLAND COMPANY AND SUBSIDIARIES

	2004				2003
(Amounts in thousands,	First	Second	Third	Fourth	First	Second	Third	Fourth
except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Revenues	$190,621	$195,583	$192,881	$204,756	$169,288	$178,642	$184,222	$186,035

Net income (loss)	$16,848	$11,324	$2,424	$23,642	$10,049	$(1,017)	$4,289	$9,955

Basic earnings (loss) per common share(a)	$.93	$.60	$.13	$1.25	$.58	$(.06)	$.25	$.57

Diluted earnings (loss) per common share(a)	$.90	$.58	$.12	$1.22	$.56	$(.06)	$.23	$.56

Dividends per common share	$.05125	$.05125	$.05125	$.05125	$.0475	$.0475	$.0475	$.0475

Price range of common stock (Nasdaq):
High	$25.45	$29.70	$29.92	$32.96	$20.30	$23.70	$24.30	$23.62

Low	$22.35	$24.77	$25.50	$26.50	$16.20	$17.17	$20.57	$20.30

(a)	The sum of quarterly earnings per common share may not equal the year end earnings per common share due to rounding.

OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
National City Bank	Deloitte & Touche LLP
Shareholder Services	250 East Fifth Street
P.O. Box 92301	Cincinnati, Ohio 45202
Cleveland, Ohio 44193-0900
1-800-622-6757 shareholder.inquiries@nationalcity.com or http://www.nationalcitystocktransfer.com

SHAREHOLDERS’ MEETING

The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 28, 2005 at the Company’s offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

MARKET FOR REGISTRANT’S COMMON STOCK

The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

DIVIDEND REINVESTMENT PLAN

The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from National City Bank (1-800-622-6757).

FORM 10-K

A copy of the Company’s 2004 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained free of charge by writing to the Company — Attention: Chief Financial Officer or from the Company’s website www.midlandcompany.com.

FINANCIAL INFORMATION

For financial information visit us on the internet at www.nasdaq.com or www.midlandcompany.com

5O THE MIDLAND COMPANY

OFFICERS AND DIRECTORS

THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS	OFFICERS

James E. Bushman (a) (b) (c)	J. P. Hayden III
President and Chief Executive Officer	Chairman and Chief Operating Officer
Cast-Fab Technologies, Inc.
John W. Hayden
James H. Carey (a) (b) (d)	President and Chief Executive Officer
Corporate Director/Advisor

Michael J. Conaton (c)	John I. Von Lehman
Formerly President and Vice Chairman of the Company	Executive Vice President,
Chief Financial Officer and Secretary
Jerry A. Grundhofer
President and Chief Executive Officer	Paul T. Brizzolara
US Bancorp	Executive Vice President,
Chief Legal Officer and
J. P. Hayden, Jr. (c)	Assistant Secretary
Chairman of the Executive Committee of the Board,
Formerly Chairman and Chief Executive Officer	Paul F. Gelter
of the Company	Executive Vice President

J. P. Hayden III (c)	Elisabeth E. Baldock
Chairman and Chief Operating Officer	Vice President-Human Resources/
Learning and Development
John W. Hayden (c)
President and Chief Executive Officer
W. Todd Gray
Robert W. Hayden*	Treasurer
Formerly Vice President of the Company
Michael L. Flowers Vice President and Assistant Secretary
William T. Hayden
Partner-Katz, Teller, Brant & Hild

William J. Keating , Jr. (b) (d)	Mark E. Burke
Partner-Keating, Muething & Klekamp	Director of Taxation

John R. LaBar	James E. Kroeger
Formerly Vice President and Secretary of the Company	Director of Internal Audit

Richard M. Norman (a)	Ronald L. Gramke
Vice President for Finance and Business Services,	Assistant Treasurer
Treasurer of Miami University, Ohio
Edward J. Heskamp
David B. O’Maley	Assistant Treasurer
Chairman, President and Chief Executive Officer
Ohio National Financial Services	Matthew J. McConnell
Assistant Treasurer
John M. O’Mara (b) (c) (d)
Corporate Director/Financial Consultant	Mary Ann C. Pettit
Assistant Secretary

Glenn E. Schembechler (a)
Professor Emeritus University of Michigan

Francis Marie Thrailkill, OSU Ed.D. (d)
President-College of Mount St. Joseph

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

(a)	Member of Audit Committee

(b)	Member of Compensation Committee

(c)	Member of Executive Committee

(d)	Member of Governance and Nominating Committee

*	Robert W. Hayden resigned from Midland’s Board effective January 31, 2005. Mr Hayden had served on Midland’s Board since 1968.

The Midland Company
7000 Midland Boulevard
P.O. Box 1256
Cincinnati, Ohio 45201-1256
Phone (513) 943-7100
www.midlandcompany. com